As filed with the Securities and Exchange Commission on January 18, 2024

Registration No. 333-272751

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REZOLVE AI LIMITED[1]

(Company number: 14573691)

(Exact Name of Registrant as Specified in its Articles of Association)

United Kingdom	7370	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

(+44 77 8095 7233)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, N.Y. 10016

Tel: +1 (212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gerry Williams Penny Minna DLA Piper LLP 1201 W Peachtree St NE #2800 Atlanta, GA 30309 (404) 736-7800	Robert Fenner Taylor Wessing LLP 5 New Street Square London, EC4A 3TW +44 20 7300 7000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the business combination contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

[1]

Note: Prior to the completion of this offering, Rezolve AI Limited expects to alter its legal status under English law from a private limited company and re-register as a public limited company and change its name from Rezolve AI Limited to Rezolve AI PLC. The term “Rezolve PLC” in this proxy statement/prospectus which forms a part of this registration statement refers to Rezolve AI Limited.

PRELIMINARY PROXY STATEMENT

SUBJECT TO COMPLETION, DATED JANUARY 18, 2024

To the Shareholders of Armada Acquisition Corp. I:

The board of directors of Armada Acquisition Corp. I, a Delaware corporation (“Armada”) has unanimously approved the Business Combination Agreement, dated as of December 17, 2021, as amended on November 10, 2022 and further amended and restated pursuant to the terms of an amendment and restatement deed dated June 16, 2023 (and as may be amended from time to time, the “Business Combination Agreement”), by and among Armada, Rezolve Limited, a private limited company organized under the laws of England and Wales, Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 (“Rezolve”) and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), which, among other things, provides for (i) a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve Limited pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited and (z) Rezolve Limited will then be wound up, and (ii) the merger of Armada with and into Rezolve Merger Sub, with Armada continuing as the surviving entity (the “Merger”) such that after completion of the Pre-Closing Demerger and Merger, Armada will become a wholly owned subsidiary of Rezolve (collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”).

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination, (i) each issued and outstanding share of common stock of Armada (“Armada Common Stock”) immediately prior to the effective time of the Merger (the “Merger Effective Time”) will be exchanged for                  Rezolve Ordinary Share; (ii) each issued and outstanding warrant of Armada (an “Armada Warrant”) immediately prior to the Merger Effective Time will be exchanged for                  warrant in the capital of Rezolve (a “Rezolve Warrant”); (iii) each issued and outstanding unit of Armada (an “Armada Unit”) immediately prior to the Merger Effective Time will be separated into its component parts (one share of Armada Common Stock and one-half of one Armada Warrant), with each share of Armada Common Stock to be exchanged for                  Rezolve Ordinary Share and each Armada Warrant to be exchanged for                  Rezolve Warrant. Accordingly, this proxy statement/prospectus covers the issuance by Rezolve of an aggregate of                  Rezolve Ordinary Shares,                  Rezolve Warrants and                  Rezolve Ordinary Shares issuable upon exercise of Rezolve Warrants.

Rezolve will issue Rezolve Ordinary Shares on the basis of one Ordinary Share for each existing share of Armada Common Stock registered in the name of Armada Stockholders immediately prior to the Merger Effective Time. Shortly prior to completion of the Business Combination, Rezolve will reregister as a public limited company. On Closing, it is intended that the Rezolve Ordinary Shares and Rezolve Warrants will become listed on The Nasdaq Stock Market LLC and, as a result of the Business Combination, Armada will become a wholly-owned subsidiary of Rezolve. The former security holders of Armada will become security holders of Rezolve. As a result of the Business Combination, assuming that no shareholders of Armada elect to convert their public shares into cash in connection therewith as permitted by Armada’s amended and restated certificate of incorporation, the former shareholders of Armada and the current shareholders of Rezolve will own approximately     % and     %, respectively, of the Rezolve Ordinary Shares to be outstanding immediately after the Business Combination. If                  shares of Armada’s Common Stock (the maximum number of Armada Common Stock that can be redeemed in order to consummate the Business Combination) are converted into cash, such percentages will be approximately     % and     %, respectively, of the voting power of the Rezolve Ordinary Shares.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the Special Meeting of Armada scheduled to be held on                 , 2024 (the “Armada Special Meeting”).

Armada Units, Armada Common Stock and Armada Warrants are currently listed on The Nasdaq Stock Market LLC (the “Nasdaq”) under the symbols “AACIU,” “AACI,” and “AACIW,” respectively. Armada Units, Armada Common Stock and Armada Warrants will be delisted from Nasdaq upon the consummation of the Merger and will no longer be traded. Rezolve will apply for listing, to be effective at the time of the Business Combination, of the Rezolve Ordinary Shares and the Rezolve Warrants on the Nasdaq under the proposed symbols “                ” and “                ,” respectively. There is no assurance that Rezolve will be able to satisfy Nasdaq listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Rezolve will not have units traded following the consummation of the Business Combination.

Each of Armada and Rezolve is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

More information about Armada, Rezolve, the Merger, the Business Combination Agreement, the Business Combination or the other transactions contemplated thereby is contained in this proxy statement/prospectus. Armada and Rezolve urge you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE                  OF THIS PROXY STATEMENT/PROSPECTUS.

If you have any questions or need assistance voting your shares of common stock, please contact                 , our proxy solicitor, by calling                 , or banks and brokers can call collect at                 , or by emailing                . The notice of meeting is and the proxy statement/prospectus relating to the Business Combination will be available at                 .

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BUSINESS COMBINATION OR THE OTHER TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                 , 2024, and is first being mailed to shareholders of Armada on or about                 , 2024.

Very truly yours,

Stephen P. Herbert, Chief Executive Officer of Armada

ARMADA ACQUISITION CORP. I

2005 Market Street Suite 3120

Philadelphia, PA 19103

(215) 543-6886

NOTICE OF SPECIAL MEETING

TO BE HELD ON                 , 2024

TO THE SHAREHOLDERS OF ARMADA ACQUISITION CORP. I:

NOTICE IS HEREBY GIVEN that a Special Meeting of the stockholders of Armada Acquisition Corp. I, a Delaware corporation (“we,” “us,” “our”, “Armada” or the “Company”), will be held on                 , 2024 at                , Eastern Time, virtually at http://www.cstproxy.com/armadaacquisition/2024. Armada has determined that the Special Meeting will be a virtual meeting in order to facilitate stockholder attendance and participation. You or your proxyholder will be able to attend and vote at the Special Meeting online by visiting http://www.cstproxy.com/armadaacquisition/2024 and using a control number assigned by the transfer agent, Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus. Please note that you will only be able to access the Special Meeting by means of remote communication. You are cordially invited to attend the Special Meeting to conduct the following items of business which you will be asked to consider and vote on:

1.

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the business combination described in this proxy statement/prospectus (the “Business Combination” and such proposal, the “Business Combination Proposal”), including the Business Combination Agreement, dated as of December 17, 2021 as amended on November 10, 2022 and further amended and restated on June 16, 2023 (as the same may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Armada, Rezolve Limited, a company organized under the laws of England and Wales, Rezolve AI Limited, a company organized under the laws of England and Wales (“Rezolve”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), pursuant to which Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub will effect a series of transactions including, among other things:

(i)

a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve Limited, in preparation for the Nasdaq listing, pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note (the “Promissory Note”), to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve;

As part of the Business Combination Proposal, stockholders are also being asked to consider and vote on the approval of an amendment to the Stock Escrow Agreement, dated August 12, 2021 (the “Escrow Agreement”), to allow Continental Stock Transfer & Trust Company to distribute certain of the Escrow Shares (as defined in the Escrow Agreement) prior to the expiration of the Escrow Period (as defined in the Escrow Agreement).

2.

Proposal No. 2 — The Nasdaq Proposal — to consider and vote upon a proposal to adopt and approve, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of Rezolve Shares in connection with the Business Combination Agreement, including the Company Reorganization, the conversion of the Convertible Notes and, to the extent applicable, the Merger, in each case, as required by Nasdaq listing requirements (the “Nasdaq Proposal”);

3.

Proposal No. 3 — The Incentive Equity Plan Proposal — to consider and vote upon a proposal to adopt and approve, the Rezolve Incentive Equity Plan (the “Rezolve Incentive Equity Plan”), which will become effective on or before the Closing Date and will be used by Rezolve following the Closing (the “Incentive Equity Plan Proposal”);

4.

Proposal No. 4 — The Charter Limitation Amendment Proposal — to consider and vote upon a proposal to amend Armada’s second amended and restated certificate of incorporation (as amended, the “Armada Charter”) to eliminate from the Armada Charter the limitation that Armada may not consummate a business combination to the extent Armada would have net tangible assets of less than $5,000,001, which amendment will be effective immediately prior to or upon consummation of a business combination (the “Charter Limitation”) in order to allow Armada to consummate the Business Combination irrespective of whether Armada would exceed the Charter Limitation (the “Charter Limitation Amendment Proposal”); and

5.

Proposal No. 5 — Adjournment Proposal — to approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal.

The above matters are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A copy of the Business Combination Agreement. We urge you to read carefully the accompanying proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of Armada and Rezolve.

The record date for the Special Meeting is                 , 2024 (the “Record Date”). Only stockholders of record at the close of business on that date may vote at the Special Meeting or any adjournment thereof. A complete list of our stockholders of record entitled to vote at the Special Meeting will be available for ten (10) days before the Special Meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting and electronically during the Special Meeting at

http://www.cstproxy.com/armadaacquisition/2024.

A majority of the voting power of all outstanding shares of capital stock of Armada entitled to vote must be present via the virtual meeting platform or by proxy to constitute a quorum for the transaction of business at the Special Meeting. Approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Charter Limitation Amendment Proposal require the affirmative vote of a majority of the votes cast at the Special Meeting. The Board unanimously recommends that you vote “FOR” each of these proposals.

By Order of the Board of Directors

/s/ Stephen P. Herbert
Stephen P. Herbert,
Chief Executive Officer

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commissions, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any state, country or territory where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 18, 2024

PRELIMINARY PROXY STATEMENT FOR SPECIAL MEETING OF

ARMADA ACQUISITION CORP. I

PROSPECTUS FOR UP TO              ORDINARY SHARES

AND              WARRANTS OF

REZOLVE AI LIMITED[2]

The board of directors of Armada Acquisition Corp. I, a Delaware corporation (“Armada”), has unanimously approved the Business Combination Agreement dated as of December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023, as amended on August 4, 2023 (and as further amended from time to time, the “Business Combination Agreement”), by and among Armada, Rezolve Limited, a private limited liability company registered under the laws of England and Wales, Rezolve AI Limited, a private limited company incorporated under the laws of England and Wales with registration number 14573691 (and prior to Closing, Rezolve AI Limited will re-register as Rezolve AI PLC, a public limited company) (“Rezolve”) and Rezolve Merger Sub, Inc., a Delaware corporation (“Merger Sub”). If the Business Combination Agreement is approved by Armada’s stockholders and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Armada, with Armada continuing as the surviving corporation and a wholly owned subsidiary of Rezolve (the “Business Combination” and together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination, (i) each issued and outstanding share of common stock of Armada (an “Armada Common Stock”) immediately prior to the effective time of the Merger (the “Merger Effective Time”) will be exchanged for                  Rezolve ordinary share (an “Ordinary Share”); (ii) each issued and outstanding warrant of Armada (an “Armada Warrant”) immediately prior to the Merger Effective Time will be exchanged for                  warrant of Rezolve (a “Rezolve Warrant”); (iii) each issued and outstanding unit of Armada (an “Armada Unit”) immediately prior to the Merger Effective Time will be separated into one share of Armada common stock and one-half of one Armada Warrant, with each share of Armada Common Stock to be exchanged for                  Rezolve Ordinary Share and each Armada Warrant to be exchanged for                  Rezolve Warrant. Accordingly, this proxy statement/prospectus addresses the issuance by Rezolve of an aggregate of                  Rezolve Ordinary Shares,                  Rezolve Warrants and                  Rezolve Ordinary Shares issuable upon exercise of Rezolve Warrants.

As a result of the Business Combination, Rezolve will become a new listed company and Armada will become a wholly-owned subsidiary of Rezolve.

It is anticipated that, upon completion of the Business Combination: (i) Armada’s public stockholders will own approximately     % of the Rezolve Shares; (ii) the Sponsor and current Armada directors will own approximately     % of the Rezolve Shares; and (iii) the existing Rezolve shareholders will own approximately     % of the Rezolve Shares with 75% of the voting power of Rezolve being held by Daniel Wagner as the “Rezolve Founder.” As a result of Daniel Wagner’s ownership of 75% of the voting power of Rezolve, Rezolve will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq. These levels of ownership interest: (a) exclude the impact of the warrants to purchase Rezolve Shares that will remain outstanding immediately following the Business Combination including the Rezolve Warrants; (b) assume that no Armada public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Armada’s trust account and (c) exclude the potential impact of any acquisition; and (d) exclude any warrants, options and any entitlements to be allocated by Rezolve pursuant to the terms of the Rezolve Long Term Incentive Plan or otherwise.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special meeting of Armada Stockholders scheduled to be held on                 , 2024 in virtual format.

Although Rezolve is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the Closing of the Business Combination, Rezolve will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rezolve intends to apply for listing of the Rezolve Ordinary Shares and Rezolve Warrants on the Nasdaq Stock Market (the “Nasdaq”) under the proposed symbols “                ” and “                ,” respectively, to be effective at the consummation of the Business Combination. It is a condition of the consummation of the Transactions that the Rezolve Ordinary Shares are approved for listing on the Nasdaq (subject only to official notice of issuance thereof and round lot holder requirements). While trading on the Nasdaq is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that Rezolve’s securities will be listed on the Nasdaq or that a viable and active trading market will develop. See “Risk Factors” beginning on page      for more information.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Armada Special Meeting. We encourage you to carefully read this entire document. YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN “RISK FACTORS” BEGINNING ON PAGE 48 OF THIS PROXY STATEMENT/PROSPECTUS FOR A DISCUSSION OF INFORMATION THAT SHOULD BE CONSIDERED BEFORE VOTING ON THE PROPOSED BUSINESS COMBINATION AND EACH OF THE OTHER MATTERS TO BE PRESENTED AT THE ARMADA SPECIAL MEETING.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BUSINESS COMBINATION OR THE OTHER TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated                 , 2024, and is first being mailed to Armada security holders on or about                 , 2024.

[2]

Note: Prior to the completion of this offering, Rezolve expects to alter its legal status under English law from a private limited company and re-register as a public limited company and change its name from Rezolve AI Limited to Rezolve AI PLC. The term “Rezolve AI PLC” in this proxy statement/prospectus which forms a part of this registration statement refers to Rezolve AI Limited.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the SEC by Rezolve AI Limited, constitutes a prospectus of Rezolve AI Limited under Section 5 of the Securities Act with respect to the Rezolve Ordinary Shares to be issued to Armada Stockholders and Armada Sponsor LLC in connection with the Business Combination, as well as the warrants to acquire Rezolve Ordinary Shares to be issued to Armada Warrant holders. This document also constitutes a proxy statement of Armada under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the special meeting of Armada Stockholders to consider and vote upon the proposals to adopt and approve the Business Combination and the Rezolve Long Term Incentive Plan and to adjourn the meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to adopt and approve the foregoing proposals.

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to the term “Rezolve” prior to January 1, 2022 refer to Rezolve Limited; all references in this proxy statement/prospectus to the term “Rezolve” as of and for any periods following January 1, 2022 refer to Rezolve AI Limited, together with its subsidiaries prior to Closing; and all references to the term “Rezolve” after Closing refer to Rezolve AI PLC, together with its subsidiaries after re-registration of Rezolve AI Limited as Rezolve AI PLC. All references in this proxy statement/prospectus to “Armada” refer to Armada Acquisition Corp. I.

Any reference to the website of Rezolve in this proxy statement/prospectus does not include or incorporate by reference the information on the website into this proxy statement/prospectus.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, Rezolve relies on and refers to industry data, information and statistics regarding the markets in which it competes from research as well as from publicly available information, industry and general publications and research and studies conducted by third parties. Rezolve has supplemented this information where necessary with its own internal estimates, considering publicly available information about other industry participants and Rezolve management’s best view as to information that is not publicly available. This information appears in “Rezolve’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business of Rezolve” and other sections of this proxy statement/prospectus. Rezolve has taken such care as we consider reasonable in the extraction and reproduction of information from such data from third party sources.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

This prospectus makes various references to the following industry publications, research, studies and forecasts:

•	BCG-Google, The Next Level of Personalization in Retail, dated June 4, 2019.

•	DataReportal (2022), Digital 2021 Global Digital Overview, dated January 26, 2022.

•	BCG-Google, The Next Frontier in Personalization, dated October 16, 2020.

•	Dynamic Yield, The State of Personalization in Mobile Commerce, dated July 3, 2020.

•	eMarketer, Amazon dominates US ecommerce, though its market share varies by category, dated April 27, 2021.

•	eMarketer, Infographic – Mobile e-Commerce Is up and Poised for Future Growth, Statista Infographics, dated March 2018.

•	eMarketer, Smartphone Users Worldwide Will Total 1.75 Billion in 2014, dated January 16, 2014.

•	PwC Global, February 2023 Global Consumer Insights Pulse Survey, dated February 2023.

•	Shopify, Consumer Trends 2023, dated January 2023.

•	2021 Promotion Industry Trends Analysis and 2023 Spring Commerce Report, INMAR Intelligence, dated October 6, 2021 and March 2023, respectively.

•	Global Retail Study, Google/Ipsos, dated February 2019.

•	The State of Personalization 2022, Twilio Segment, 2022.

•	New RetailMeNot Data Shows Mobile Devices Play a Critical Role for Consumers While Shopping in Physical Retail Stores, RetailMeNot, dated April 30, 2019.

FREQUENTLY USED TERMS

Terms defined in the body of this document shall have the meanings attributed to them therein and in addition the following terms shall have the following meanings:

“Armada” means Armada Acquisition Corp. I, a Delaware Corporation;

“Armada Warrant Agreement” means the warrant agreement, dated August 12, 2021, by and between Armada and Continental Stock Transfer & Trust Company;

“Armada’s Public Shares” means the Armada Common Stock held by public stockholders;

“Adjournment Proposal” has the meaning given to it in the section entitled “The Adjournment Proposal”;

“Aggregate Transaction Proceeds” has the meaning given to it in the Business Combination Agreement;

“Armada Charter” means the second amended and restated certificate of incorporation of Armada, as amended from time to time;

“Armada Common Stock” means an issued and outstanding share of common stock of Armada;

“Armada Initial Shareholders” means the holders of Armada Common Stock and Founder Shares on the Record Date;

“Armada Letter Agreement” means that certain Letter Agreement, dated as of August 12, 2021, by and among Armada, its officers, its directors and the Sponsor;

“Armada Share Redemptions” means redemptions by Armada public stockholder (who are not Armada Initial Shareholders or an officer or director of Armada) holding;

“Armada Stockholders” means holders of shares of stock in the capital of Armada;

“Armada Unit” means an issued and outstanding unit of Armada;

“Armada Warrant” means an issued and outstanding warrant of Armada;

“Articles” means Rezolve’s articles of association as will be in force with effect from Closing;

“Board” means the board of directors of Armada;

“Business Combination” means the business combination between Armada, Rezolve, Rezolve Merger Sub and the Company as envisaged under the Business Combination Agreement;

“Business Combination Agreement” means the business combination agreement dated as of December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023, as amended on August 4, 2023, and as may be amended from time to time, by and among Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub;

“Business Combination Proposal” means the proposal to adopt and approve the Business Combination;

“Channels” means the Rezolve’s distribution partners who distribute Rezolve’s offerings and services;

“Charter Limitation” means the provision in the Armada Charter that prohibits Armada from consummating a business combination to the extent Armada would have net tangible assets of less than $5,000,001 immediately prior to or upon consummation of a business combination;

“Charter Limitation Amendment” means the amendment to the Armada Charter removing the Charter Limitation;

“Charter Limitation Amendment Proposal” means the proposal to adopt and approve the amendment to the Armada Charter to remove the Charter Limitation;

“Closing” has the meaning given to it in the Business Combination Agreement;

“Closing Date” has the meaning given to it in the Business Combination Agreement;

“Combined Company” means Rezolve following the Closing;

“Company Reorganization” has the meaning given to it in the section entitled “Proposal No. 1 — The Business Combination Proposal”;

“Company Reorganization Date” means the first business day following the satisfaction (or, to the extent permitted by applicable law, waiver in writing) of the conditions set forth in Article VI of the Business Combination Agreement (other than those conditions that by their terms or nature can only be satisfied at or following the Company Reorganization, at the Merger Closing or at the Closing, as applicable), or on such other date and at such place or time as may be agreed to in the Business Combination Agreement;

“Company Series A Shares” means the series A preferred shares in the capital of Rezolve;

“Company Shareholder” means a shareholder in Rezolve on the date of effecting the Company Reorganization;

“Convertible Notes” means the convertible loan notes issued on the terms of the Loan Note Instrument;

“Founder Shares” means, collectively, the shares of Armada Common Stock held by the Sponsor, the chief executive officer of Armada, the president of Armada and independent directors of Armada;

“GeoZone” means a location-based marketing tool which is a feature of Rezolve’s platform;

“Incentive Equity Plan Proposal” has the meaning given to it in the section entitled “Proposal No. 3 — The Incentive Equity Plan Proposal”;

“Investor Rights Agreement” means the amended form investor rights agreements to be entered into by Rezolve, Armada, the Sponsor and certain stockholders of Rezolve;

“Key Company Shareholders” has the meaning given to it in the Business Combination Agreement;

“Loan Note Instrument” means the secured convertible loan note instrument dated December 16, 2021, as amended and restated on November 21, 2022, and as further amended and restated on May 23, 2023, to which Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) is party;

“Memorandum and Articles of Association” means the memorandum and articles of association of Rezolve to be adopted with effect from Closing;

“Merger” means the merger of Armada with and into Rezolve Merger Sub, with Armada continuing as the surviving entity;

“Merger Closing” means the closing of the Merger pursuant to the Business Combination Agreement;

“Merger Effective Time” means the effective time of the Merger;

“Nasdaq Proposal” has the meaning given to it in the section entitled “Proposal No. 2 — The Nasdaq Proposal”;

“Ordinary Shares” means the ordinary shares in the capital of Rezolve;

“Platform Transactions” means radio advertisement and ticketing transactions for the years ended December 31, 2021 and 2022 and following the year ended December 31, 2022, radio advertisement and ticketing transactions or an audio, visual, social media or watermark trigger which leads to the use of Rezolve’s platform;

“Prior Rezolve Group” means Rezolve Limited and its consolidated subsidiaries;

“Private Placement Shares” means the 459,500 shares of Armada purchased simultaneously with the consummation of the Public Offering that are held by the Sponsor;

“Proposals” means, collectively, the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal, the Charter Limitation Amendment Proposal and the Adjournment Proposal;

“Proposed Transactions” means the Business Combination (including the Merger);

“Public Offering” means Armada’s initial public offering;

“Redemption Rights” means the right of an Armada stockholder to redeem its rights as described in the section entitled “Summary of the Proxy Statement/Prospectus — Redemption Rights”;

“Rezolve” means Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 and, following its re-registration as a public limited company, Rezolve AI PLC;

“Rezolve Founder” means Daniel Wagner;

“Rezolve Incentive Equity Plan” means the incentive equity plan to be adopted under the Incentive Equity Plan Proposal;

“Rezolve Merger Sub” means Rezolve Merger Sub, Inc., a Delaware corporation;

“Rezolve Ordinary Shares” or “Rezolve Shares” means the ordinary shares in Rezolve from time to time;

“Rezolve Options” means options to subscribe for Rezolve Ordinary Shares;

“Rezolve Shareholder” means a holder of shares of stock in the capital of Rezolve;

“Rezolve Warrant” means a warrant to purchase one Rezolve Ordinary Share;

“SMBs” means small and medium-sized businesses;

“Special Meeting” means the Armada Special Meeting;

“Sponsor” means Armada Sponsor LLC;

“Termination Date” means the date on or prior to fifteen (15) days prior to the last date on which Armada may consummate a Business Combination;

“Transaction Support Agreement” means the transaction support agreement, as amended, pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Pre-Closing Demerger and the Company Reorganization (b) vote in favor of the Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated hereby, (c) enter into the Investor Rights Agreement (as described below) at Closing and (d) the termination of certain agreements effective as of Closing;

“Transfer Agent” means Continental Stock Transfer & Trust Company;

“Trust Account” means the trust account established by Armada containing the proceeds of its initial public offering;

“UK” means the United Kingdom;

“UK Companies Act” means the UK Companies Act 2006 (as amended from time to time);

“U.S.” refers to the United States of America; and

“USD” refers to the U.S. Dollar.

SUMMARY OF THE MATERIAL TERMS OF THE BUSINESS COMBINATION

The parties to the Business Combination Agreement are Armada, Rezolve Limited, Rezolve, and Rezolve Merger Sub.

Under the Business Combination Agreement it is provided that:

(i)

a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve Limited will be effected pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note, to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

The following diagram shows the current ownership of Armada, Rezolve Limited and Rezolve.

1. Current Ownership Structure1

1	These organization structures exclude ANY, which is a controlled Variable Interest Entity.

As part of the Pre-Closing Demerger, Rezolve Limited will transfer all of its business and assets to Rezolve (except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) in exchange for the issue of shares in Rezolve to the shareholders of Rezolve Limited, as shown below.

2. Rezolve Pre-Closing Demerger2

2	These organization structures exclude ANY, which is a controlled Variable Interest Entity.

3. Rezolve AI Limited Post Pre-Closing Demerger

Pursuant to the Business Combination Agreement, following the Company Reorganization: among other things, Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity. Following completion of the merger described above, Armada will be a wholly-owned subsidiary of Rezolve, and each issued and outstanding security of Armada will be exchanged for securities of Rezolve, as shown below.

4. Armada Merges Into Rezolve Merger Sub

5. Post-Closing Structure

Under the Business Combination Agreement, upon the consummation of the Merger, each Armada Unit will be automatically detached and the holder thereof will exchange one share of Armada Common Stock for one Rezolve Ordinary Share and one half of one Armada Warrant for one half of one Rezolve Warrant. Each outstanding share of Armada Common Stock will be exchanged for one Rezolve Ordinary Share, and each outstanding Armada Warrant will be exchanged for                 Rezolve Warrant that will entitle the holder to purchase one Rezolve Ordinary Share in lieu of one share of Armada Common Stock and otherwise on substantially the same terms and conditions as the Armada Warrants.

In addition to voting on the Business Combination, the shareholders of Armada will consider and vote upon (a) a proposal to approve the adoption of the Rezolve Incentive Equity Plan, (b) a proposal to approve, for purpose of complying with the Nasdaq Stock Market LLC Rules and Regulations (“Nasdaq Rules”) the issuance of more than        % of the issued and outstanding Rezolve Ordinary Shares upon the completion of the Business Combination, and (c) a proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for a vote.

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to Closing, including, among other reasons: (i) by mutual written consent of Armada and Rezolve; (ii) by either Armada or Rezolve if the Closing has not occurred on or prior to October 2,

2023; (iii) by either Armada or Rezolve if a governmental authority having competent jurisdiction will have issued an order or taken any other action permanently enjoining, restraining, or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; (iv) by Armada for Rezolve’s uncured breach of the Business Combination Agreement, such that the related Closing condition would not be met; (v) by Rezolve for the uncured breach of the Business Combination Agreement by Armada such that the related Closing condition would not be met; (vi) by Armada or Rezolve if the Special Meeting is held and has concluded, and the Required Purchaser Shareholder Approval (as defined in the Business Combination Agreement) is not obtained; and (vii) by Armada if the required shareholder consent of Rezolve is not obtained. See the section entitled “The Business Combination Proposal — The Business Combination Agreement — Termination.”

After the Business Combination, the directors of Rezolve will be Daniel Wagner, Anthony Sharp, Sir David Wright, John Wagner, Stephen Perry, and Derek Smith, all of whom are designated by Rezolve; Douglas Lurio and Stephen Herbert, both of whom are designated by Armada. After the Merger,                 ,                 and                 will be considered independent directors under the rules of Nasdaq. See the section entitled “Management and Compensation of Rezolve—Management of Rezolve Following the Business Combination.”

Upon completion of the Business Combination, the current officers of Rezolve will remain in their positions as officers of Rezolve. These officers are Daniel Wagner (Chief Executive Officer) and Richard Burchill (Chief Financial Officer). Daniel Wagner is also a director. Richard Burchill is not a director and will not become a director on Closing. See the section entitled “Management and Compensation of Rezolve—Management of Rezolve Following the Business Combination.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Rezolve and Armada believe that certain of the information in this proxy statement/prospectus constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “might,” “could,” “will,” “would,” “should,” “expect,” “possible,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “plan,” “predict,” “project,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

Rezolve and Armada believe it is important to communicate their expectations to their security holders. However, there may be events in the future that they are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this proxy statement/prospectus, including in the section titled “Risk Factors,” provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Rezolve or Armada in such forward-looking statements, including among other things:

•	the number and percentage of Armada’s public shareholders voting against the Business Combination Proposal and/or seeking Redemption;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•	Rezolve’s ability to satisfy the listing criteria of the Nasdaq and to maintain the listing of its securities on Nasdaq following the Business Combination;

•	changes adversely affecting the business in which Rezolve is engaged;

•	the effect of the COVID-19 pandemic on Rezolve’s business;

•	the outcome of any legal proceedings that may be instituted against Armada or Rezolve following the announcement of the proposed Business Combination and transactions contemplated thereby;

•	the risk that the proposed Business Combination disrupts current plans and operations of Rezolve as a result of the announcement and consummation of the transactions described herein;

•

Armada’s ability to recognize the benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Rezolve to grow and manage growth effectively following the Business Combination;

•	costs related to the Business Combination;

•	general economic conditions;

•	the effect of the conflict in Ukraine or other hostilities;

•	changes in applicable laws or regulations;

•	Rezolve’s business strategy and plans; and

•	the result of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

All forward-looking statements included herein attributable to any of Armada, Rezolve or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Armada and Rezolve undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

SUMMARY OF RISK FACTORS

The consummation of the Business Combination and the business and financial condition of Rezolve subsequent to Closing are subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may adversely affect Armada and Rezolve Limited’s (prior to the Pre-Closing Demerger) and Rezolve’s (subsequent to the Pre-Closing Demerger) ability to effect a business combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of Rezolve Limited prior to the Pre-Closing Demerger and that of Rezolve subsequent to the Pre-Closing Demerger. Such risks include, but are not limited to:

•	Rezolve has generated limited revenues from existing Channels and there is no guarantee that it will be able to attract and retain new merchants and increase sales to new merchants.

•	Rezolve is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses for the foreseeable future.

•

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs and spending on technology, may adversely affect Rezolve’s business, operating results and financial condition.

•	Rezolve’s limited operating history in a new and developing market makes it difficult to evaluate its current business and future prospects and may increase the risk that it will not be successful.

•	Rezolve’s growth depends in part on the success of its strategic relationships with third parties.

•

The markets for Rezolve’s offerings are new and evolving and may develop more slowly or differently than we expect. Rezolve’s future success is dependent on the growth and expansion of these markets, its ability to adapt and respond effectively to evolving market conditions and its relationship with its business partners.

•	Rezolve’s radio advertising business in Germany is susceptible to risks associated with economic downturns and recession.

•

Non-performance under, termination, non-renewal or material modification of agreements with Rezolve’s business partners could have a material adverse effect on Rezolve’s business, financial condition and/or results of operations.

•	Rezolve’s business could be harmed if it fails to manage its growth effectively.

•

Rezolve’s operating and financial results forecast relies in large part upon assumptions and analyses developed by Rezolve. If these assumptions or analyses prove to be incorrect, Rezolve’s actual operating results may be materially different from its forecasted results.

•	Rezolve does not have the history with its solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants.

•	As a result of Rezolve’s business model, it may not be able to accurately assess its financial position and results of operations.

•	Rezolve’s business is susceptible to risks associated with international sales and the use of its platform in various countries.

•

As Rezolve and its channels and merchants adopt its proprietary machine learning systems, it may be exposed to risks related to systems efficiency and disclosure and changes to the political and regulatory framework for AI technology, which can adversely affect Rezolve’s business, financial condition and results of operations.

•	Exchange rate fluctuations may negatively affect Rezolve’s results of operations.

•	Rezolve’s operating results are expected to be subject to seasonal fluctuations.

•	If Rezolve’s estimates or judgments relating to Rezolve’s critical accounting policies are ultimately incorrect, Rezolve’s results of operations could be adversely affected.

•	Rezolve may not be able to compete successfully against current and future competitors.

•	Payment transactions on Rezolve’s platform may be subject to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm Rezolve’s business.

•

Rezolve has in the past made and in the future may make acquisitions and investments, which could divert management’s attention, result in operating difficulties and dilution to Rezolve’s shareholders and otherwise disrupt Rezolve’s operations and adversely affect its business, operating results or financial position.

•

Rezolve is a party to the Loan Note Instrument, which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

•	Rezolve may need to raise additional funds to pursue its growth strategy or continue its operations, and Rezolve may be unable to raise capital when needed or on acceptable terms.

•

Failure to effectively develop and expand Rezolve’s marketing, sales, customer service, and content management capabilities could harm its ability to increase Rezolve’s customer base and achieve broader market acceptance of Rezolve’s platform.

•	If the availability of Rezolve’s platform does not meet its service-level commitments to customers, Rezolve’s current and future revenues may be negatively impacted.

•	Rezolve will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

•	Rezolve does not intend to pay dividends for the foreseeable future.

•

Expansion into geographies such as the U.S., Latin America, India, and China in the future, is important to the growth of Rezolve’s business, and if Rezolve does not manage the business and economic risks of international expansion effectively, it could materially and adversely affect Rezolve’s business, financial condition and results of operations.

•	A regional or global health pandemic, including the global COVID-19 pandemic, may adversely impact Rezolve’s business, results of operations and financial performance.

•	If Rezolve is unable to hire, retain and motivate qualified personnel, its business will be adversely affected.

•

Rezolve is dependent on the continued services and performance of its senior management and other key employees, the loss of any of whom could adversely affect Rezolve’s business, operating results and financial condition.

•	Rezolve is dependent upon consumers’ and merchants’ willingness to use the internet and internet-enabled mobile devices for commerce.

•	If Rezolve’s software contains serious errors or defects, Rezolve may lose revenues and market acceptance and may incur costs to defend or settle claims with its merchants.

•

A denial of service attack or security breach or incident could delay or interrupt service to Rezolve’s merchants and their customers, harm Rezolve’s reputation and subject Rezolve to significant liability.

•	Rezolve uses a limited number of data centers to deliver its services. Any disruption of service at these facilities could harm Rezolve’s business.

•

Rezolve’s business and prospects would be harmed if changes to technologies used in Rezolve’s platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which merchants and consumers interface with Rezolve’s platform.

•	Rezolve relies on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide its solutions and run its business.

•	If Rezolve does not or cannot maintain the compatibility of its platform with third-party applications that its customers use in their businesses, Rezolve’s revenues will decline.

•

Mobile devices are increasingly being used to conduct commerce, and if Rezolve’s solutions do not operate as effectively when accessed through these devices, Rezolve’s merchants and their customers may not be satisfied with Rezolve’s services, which could harm Rezolve’s business.

•

Rezolve may store and process personal data of its merchants and their customers. If the security of this information is compromised or otherwise subjected to unauthorized access, Rezolve’s reputation may be harmed and Rezolve may be exposed to liability.

•	Rezolve’s brand is important to its success. If Rezolve fails to effectively maintain, promote and enhance Rezolve’s brand, Rezolve’s business and competitive advantage may be harmed.

•	Activities of merchants or the content of their shops could damage Rezolve’s brand, subject Rezolve to liability and harm its business and financial results.

•	If Rezolve fails to maintain a consistently high level of customer service, Rezolve’s brand, business and financial results may be harmed.

•

Rezolve may be unable to maintain or protect its intellectual property rights and proprietary information, or obtain registrations in such rights or information, or otherwise prevent third parties from making unauthorized use of the foregoing, including its technology.

•	Rezolve may be subject to claims by third parties of intellectual property infringement.

•	Rezolve’s use of “open source” software could negatively affect its ability to sell its solutions and subject Rezolve to possible litigation.

•	Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and adversely affect Rezolve’s results of operations.

•	Changes in tax laws or tax rulings could materially affect Rezolve’s financial position, results of operations, and cash flows.

•

Claims for indemnification by Rezolve’s directors and officers may reduce Rezolve’s available funds to satisfy successful third-party claims against Rezolve and may reduce the amount of money available to Rezolve.

•

Rezolve is subject to anti-corruption and anti-bribery laws and similar laws, and non-compliance with such laws can subject Rezolve to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its business, prospects, financial condition, results of operations and reputation.

•	Enhanced trade tariffs, import restrictions, export restrictions, United States regulations or other trade barriers may materially harm Rezolve’s business.

•

From time to time, Rezolve may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on Rezolve’s profitability and consolidated financial position.

•	Certain provisions of the Articles and English law could deter takeover attempts.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to our stockholders. We urge stockholders to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Special Meeting, which will be held on                 , 2024 at                 , Eastern Time, virtually at http://www.cstproxy.com/armadaacquisition/2024.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are being asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Business Combination and transactions contemplated thereby, among other proposals. We have entered into the Business Combination Agreement, pursuant to which:

(i)

the Pre-Closing Demerger of Rezolve Limited will be effected pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note, to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Rezolve Ordinary Share.

Accordingly, this proxy statement/prospectus covers the issuance by Rezolve of an aggregate of                  Rezolve Ordinary Shares,                  Rezolve Warrants and                  Rezolve Ordinary Shares issuable upon exercise of Rezolve Warrants. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

In addition to the Business Combination, there are related matters that we are asking you to approve. This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes.

Q:	When and where is the Special Meeting?

A:

The Special Meeting will be held at                  Eastern Time, on                 , 2024, in a virtual format. Armada’s Stockholders may attend, vote, and examine the list of Stockholders entitled to vote at the Special Meeting by visiting http://www.cstproxy.com/armadaacquisition/2024 and entering the control number found on their proxy card, voting instruction form, or notice included in their proxy materials. You may also attend the meeting telephonically by dialing 1 877-770-3647 (toll-free within the United States and Canada) or +1 312-780-0854 (outside of the United States and Canada, standard rates apply). The passcode for telephone access is                 , but please note that you will not be able to vote or ask questions if you choose to participate telephonically. The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically.

Q:	How can I attend and vote at a virtual Special Meeting?

A:

As a registered stockholder, you received a Proxy Card from                 . The form contains instructions on how to attend the virtual annual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact                  at the phone number or e-mail address below.                  support contact information is as follows:                 , or email                 .

You can pre-register to attend the virtual meeting starting on                 , 2024, at                  Eastern Time. Enter the URL address into your browser http://www.cstproxy.com/armadaacquisition/2024, enter your control number, name, and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting. Beneficial owners, who own their investments through a bank or broker, will need to contact                  to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote,                  will issue you a guest control number with proof of ownership. Either way, you must contact                  for specific instructions on how to receive the control number. They can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing +1                  inside the U.S. and Canada and +1                  outside the U.S. and Canada (standard rates apply); when prompted enter the pin number                 . This is listen-only, you will not be able to vote or enter questions during the meeting.

Q:	What are the specific proposals on which I am being asked to vote at the Special Meeting?

A:	You are being asked to approve the following proposals:

1.

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Business Combination described in this proxy statement/prospectus including the Business Combination Agreement, by and among Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub pursuant to which Armada, Rezolve and Rezolve Merger Sub will effect a series of transactions including, among other things:

(i)

the Pre-Closing Demerger of Rezolve Limited pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement; and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note (the “Promissory Note”), to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

As part of the Business Combination Proposal, stockholders are also being asked to consider and vote on the approval of an amendment to the Stock Escrow Agreement, dated August 12, 2021 (the “Escrow Agreement”), to allow Continental Stock Transfer & Trust Company to distribute the Escrow Shares (as defined in the Escrow Agreement) prior to the expiration of the Escrow Period (as defined in the Escrow Agreement).

2.

Proposal No. 2 — The Nasdaq Proposal — To consider and vote upon a proposal to adopt and approve, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of Rezolve Ordinary Shares in connection with the Business Combination Agreement, including the Company Reorganization, the conversion of the Convertible Notes and, to the extent applicable, the Merger, in each case, as required by Nasdaq listing requirements;

3.

Proposal No. 3 — The Incentive Equity Plan Proposal — To consider and vote upon a proposal to adopt and approve, the Rezolve Incentive Equity Plan, which will become effective on the Closing Date and will be used by Rezolve following the Closing;

4.

Proposal No. 4 — The Charter Limitation Amendment Proposal — to consider and vote upon a proposal to amend the Armada Charter to eliminate from the Armada Charter the limitation that Armada may not consummate a business combination to the extent Armada would have net tangible assets of less than $5,000,001, which charter amendment will be effective immediately prior to or upon consummation of a business combination in order to allow Armada to consummate the Business Combination irrespective of whether Armada would exceed the Charter Limitation; and

5.

Proposal No. 5 — Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal.

Q:	Are the proposals conditioned on one another?

A:

Yes. The Nasdaq Proposal and the Incentive Equity Plan Proposal in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned upon the stockholders’ approval of the Business Combination Proposal. Moreover, the transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Equity Plan Proposal are approved at the Special Meeting.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Proposal, or the Incentive Equity Plan Proposal does not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Our current deadline under our current amended and restated certificate of incorporation to consummate the Business Combination is February 17, 2024. On August 2, 2023, Armada’s stockholders approved an amendment to Armada’s Charter to allow Armada, without another stockholder vote, to elect to extend the date by which Armada must consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the applicable extension date, until February 17, 2024, or a total of up to six months after August 17, 2023, unless the closing of a Business Combination shall have occurred prior thereto. On August 8, 2023, Armada deposited funds into the Trust Account to extend the date by which it must consummate a Business Combination until September 17, 2023, and on each of September 12, 2023, October 11, 2023, November 9, 2023, December 15, 2023 and January 12, 2024 the Company extended the Combination Period by an additional one month each time or until February 17, 2024. The Business Combination Agreement may be terminated and the Business Combination may be abandoned by Armada or Rezolve, if the effective time of the Business Combination has not occurred on or prior to fifteen (15) days prior to the last date on which Armada may consummate a Business Combination (which is currently on or prior to February 2, 2024); provided, that the right to terminate the Business Combination Agreement will not be available to Armada or Rezolve, respectively, if such party’s respective breach of any of its respective covenants or obligations under the Business Combination Agreement shall have primarily caused the failure to consummate the transactions under the Business Combination Agreement on or before the Termination Date.

Q:	Why are we providing stockholders with the opportunity to vote on the Business Combination?

A:

Under Armada’s amended and restated certificate of incorporation, Armada must provide all holders of Armada’s public shares with the opportunity to have their public shares redeemed upon the consummation of our initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote, rather than a tender offer. Therefore, we are seeking to obtain the approval of our stockholders to the Business Combination Proposal in order to allow our public stockholders to effectuate redemptions of their public shares in connection with the Closing. The adoption of the Business Combination Agreement is required under Delaware law and the approval of the Business Combination is required under our current amended and restated certificate of incorporation. In addition, such approval is also a condition to the Closing under the Business Combination Agreement.

Q:	What revenues and profits/losses has Rezolve generated in the last two years?

A:

Rezolve has generated total revenues of $3.9 million and $12.3 million for the years ended December 31, 2021 and December 31, 2022, respectively, and total losses of $37.7 million and $104.1 million for the years ended December 31, 2021 and December 31, 2022, respectively.

Rezolve currently generates a significant portion of its revenue from a single marketing agreement with the Radio Group GmbH (“Radio Group”), a related party, from which Rezolve expects to generate most of its revenues in the near future. Approximately 99% and 98% of Rezolve’s revenue was derived from sales of radio advertisements through Radio Group for the fiscal years ended December 31, 2022 and 2021, respectively, and Rezolve anticipates that a significant portion of its revenue will continue to be derived from sales through the marketing agreement in the foreseeable future.

Q:	How will Rezolve be acquired in the Business Combination?

A:

Pursuant to the Business Combination Agreement, following the Company Reorganization: among other things, Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity. Following completion of the merger described above, Armada will be a wholly-owned subsidiary of Rezolve, and each issued and outstanding security of Armada will be exchanged for securities of Rezolve. See the sections in this summary entitled “The Business Combination Proposal” for more information. As a result of the Business Combination, Rezolve will become a new public company, and Armada will become a wholly-owned subsidiary of Rezolve.

Q:	Following the Business Combination, will my securities trade on a stock exchange?

A:

Yes. We intend to apply for the listing of Rezolve Ordinary Shares and Rezolve Warrants on the Nasdaq under the symbols “                ” and “                ,” respectively, upon the Closing. Rezolve will not have units traded following the consummation of the Business Combination.

Q:	How has the announcement of the Business Combination affected the trading price of our Common Stock?

A:

On December 16, 2021, the last trading date immediately prior to the public announcement of the Business Combination, Armada Common Stock, Armada Warrants, and Armada Units closed at $9.75, $0.4899, and $10.01, respectively.                  , the last trading date immediately prior to the date of this proxy statement/prospectus, Armada Common Stock and Armada Units closed at $                 and $                 , respectively. On                  , the last trading day immediately prior to the date of this proxy statement/prospectus, the Armada Warrants closed at $                 per warrant.

Q:	Is the Business Combination the first step in a “going private” transaction?

A:

No. We do not intend for the Business Combination to be the first step in a “going private” transaction. While Armada will not have securities listed on a national exchange following closing, one of the primary purposes of the Business Combination is to provide a platform for Rezolve to access the U.S. public markets and for the Rezolve Ordinary Shares and the Rezolve Warrants to trade on Nasdaq following Closing.

Q:	Did Armada’s Board of Directors obtain a third-party fairness opinion in determining whether or not to proceed with the Business Combination?

A:

Yes. On June 11, 2023, at a meeting of Armada’s board of directors held to evaluate the proposed Business Combination pursuant to the then-contemplated June 16, 2023 amendment to the Business Combination Agreement, Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) delivered an oral opinion, subsequently confirmed by delivery of a written opinion to our Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Consideration to be paid by Armada in the Business Combination pursuant to the Business Combination Agreement is fair, from a financial point of view, to Armada; and (ii) Rezolve, has a fair market value equal to at least 80 percent of the balance of funds in Armada’s Trust Account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments under Nasdaq’s 80 percent test). For additional information, please see the section entitled “The Business Combination Proposal — Opinion of Marshall & Stevens” and the written opinion of Marshall & Stevens attached as Annex                  hereto.

On December 16, 2021, at a meeting of Armada’s board of directors held to evaluate the proposed Business Combination, Northland Securities, Inc. delivered an oral opinion, subsequently confirmed by delivery of a written opinion to our Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Consideration to be paid by Armada in the Business Combination pursuant to the Business Combination Agreement is fair, from a financial point of view, to Armada; and (ii) Rezolve, has a fair market value equal to at least 80 percent of the balance of funds in Armada’s Trust Account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments under Nasdaq’s 80 percent test). For additional information, please see the section entitled “The Business Combination Proposal — Opinion of Northland.”

Q:	Will the management and board of directors of Rezolve change in the Business Combination?

A:

We anticipate that all of the executive officers of Rezolve will remain with the post-combination company. Upon completion of the Business Combination, Stephen Herbert and Douglas Lurio will be appointed as members of the board of the directors of the post-combination company; none of our other current directors will serve as directors of the post-combination company. The board of directors of the post-combination company will be comprised of Daniel Wagner, John Wagner, Anthony Sharp, Sir David Wright, Stephen Perry, Derek Smith, Douglas Lurio, and Stephen Herbert (provided that Daniel Wagner shall have the right to appoint an additional director to the Board from time to time).

Q:	What equity stake will current stockholders of Armada and the Rezolve equity holders hold in the post-combination company after the Closing?

A:

It is anticipated that, upon completion of the Business Combination, assuming minimum redemptions: (i) the Armada public stockholders will have an ownership interest of approximately     % in Rezolve (not including shares beneficially owned by our Sponsor); (ii) our Sponsor will own approximately     % of Rezolve; and (iii) the existing Rezolve equity holders will own approximately     % of Rezolve with 75% of the voting power of Rezolve being held by Daniel Wagner as the “Rezolve Founder”. The ownership percentage with respect to Rezolve following the Business Combination does not take into account (i) warrants to purchase Rezolve Ordinary Shares that will remain outstanding immediately following the Business Combination; (ii) the conversion of any of the outstanding secured Convertible Notes into shares in Rezolve and (iii) the issuance of any shares upon or after completion of the Business Combination under the Rezolve Incentive Equity Plan, a copy of which is attached to this proxy statement/prospectus as Annex                . If the actual facts are different than these assumptions, the percentage ownership retained by Armada’s stockholders in the post-combination company will be different. For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” and “Proposal No. 3 — The Incentive Equity Plan Proposal.”

Q:	Will we obtain new financing in connection with the Business Combination?

A:

In connection with the execution of the Business Combination Agreement on December 17, 2021, Armada entered into certain subscription agreements with certain investors, pursuant to which such investors agreed to purchase ordinary shares of the public company resulting from the Business Combination to be issued substantially concurrently with the consummation of the Business Combination. The subscription agreements terminated once the transactions contemplated by the Business Combination Agreement were not consummated on or prior to August 31, 2022.

On February 23, 2023, Armada, Rezolve and YA II PN, Ltd., a Cayman Islands exempted limited partnership (“YA”), entered into a Standby Equity Purchase Agreement (the “Standby Purchase Agreement”), pursuant to which, among other things, upon the closing of the Business Combination, Rezolve shall have the right to issue and sell to YA up to $250 million of the ordinary shares of Rezolve. For additional information, see “Rezolve’s Management’s Discussion and Analysis—Liquidity and Capital Resources—Yorkville Capital Commitment.”

Notwithstanding the financing available under the Standby Purchase Agreement, Armada or Rezolve may need to obtain additional financing to consummate the Business Combination, but there is no assurance that new financing will be available to us on commercially acceptable terms.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

There are a number of closing conditions in the Business Combination Agreement, including the approval by the stockholders of Armada of the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Equity Plan Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the sections entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement.”

Q:	Are there any arrangements to help ensure that Armada will have sufficient funds, together with the proceeds in its Trust Account, to fund the aggregate purchase price?

A:

Armada will use the funds in the Trust Account to: (i) pay Company stockholders who properly exercise their redemption rights; and, provided that there are funds remaining after this payment and (ii) pay certain other fees, costs and expenses (including deferred underwriting commissions, regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by Armada and other parties to the Business Combination Agreement in connection with the transactions contemplated by the Business Combination Agreement, including the Business Combination, and pursuant to the terms of the Business Combination Agreement. There are no assurances, however, that Armada or Rezolve will not require additional financing to consummate the Business Combination, or that such new financing will be available to on commercially acceptable terms, if at all.

Q:	Why is Armada proposing the Nasdaq Proposal?

A:	We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rule 5635, which requires stockholder approval of certain transactions that result in a change of control of Armada.

In connection with the Business Combination, Rezolve expects, on a pro forma basis, to issue approximately                  Rezolve Ordinary Shares in the Business Combination, subject to certain adjustments. Because the issuance of the Rezolve Ordinary Shares in the Business Combination results in a change of control of Armada, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635. For more information, please see the section entitled “The Nasdaq Proposal.”

Q:	Why is Armada proposing the Incentive Equity Plan Proposal?

A:

The purpose of the Incentive Equity Plan Proposal is to further align the interests of the eligible participants with those of stockholders by providing long-term incentive compensation opportunities tied to the performance of Rezolve. Please see the section entitled “The Incentive Equity Plan Proposal” for additional information.

Q:	Why is Armada proposing the Charter Limitation Amendment Proposal?

A:

We are proposing the Charter Limitation Amendment proposal Armada stockholders because, in the judgment of Armada’s board of the directors, the adoption of the proposed amendments to the Armada Charter, prior to the Closing is necessary to facilitate the Business Combination. Please see the section entitled “The Charter Limitation Amendment Proposal” for additional information.

Q:	Why is Armada proposing the Adjournment Proposal?

A:

We are proposing the Adjournment Proposal to allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal, but no other proposal if the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Charter Limitation Amendment Proposal are approved. Please see the section entitled “The Adjournment Proposal” for additional information.

Q:	What happens if you sell your shares of Armada Common Stock before the Special Meeting?

A:

The record date for the Special Meeting is earlier than the date of the Special Meeting. If you transfer your shares of Armada Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of Armada Common Stock because you will no longer be able to deliver them two business days prior to the Special Meeting. If you transfer your shares of Armada Common Stock prior to the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:	What constitutes a quorum at the Special Meeting?

A:

A majority of the voting power of all outstanding shares of the capital stock of Armada entitled to vote must be present in person or by proxy (which would include presence at the virtual Special Meeting) to constitute a quorum for the transaction of business at the Special Meeting. Abstentions will be counted as present for the purpose of determining a quorum. Our Sponsor, who currently owns approximately                 % of our issued and outstanding shares of Armada Common Stock (including the Founder Shares), will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the record date for the Special Meeting,                  shares of Armada Common Stock (including the Founder Shares) would be required to achieve a quorum.

Q:	What vote is required to approve the proposals presented at the Special Meeting?

A:

Proposal No. 1 — The Business Combination Proposal: The approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, an Armada stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal. Our Sponsor has agreed to vote their shares of Armada Common Stock “FOR” the Business Combination Proposal.

Proposal No. 2 — The Nasdaq Proposal: The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, an Armada stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Nasdaq Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Nasdaq Proposal.

Proposal No. 3 — The Incentive Equity Plan Proposal: The Incentive Equity Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, an Armada stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the Incentive Equity Plan Proposal.

Proposal No. 4 — The Charter Limitation Amendment Proposal — The Charter Limitation Amendment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, an Armada stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the Charter Limitation Amendment Proposal.

Proposal No. 5 — The Adjournment Proposal: The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, an Armada stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

Q:	May Armada, the Sponsor or Armada’s directors or officers or their affiliates purchase shares in connection with the Business Combination?

A:

In connection with the stockholder vote to approve the proposed Business Combination, our Sponsor, directors or officers or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of our directors or officers or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such selling stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such selling stockholder to vote such shares in a manner directed by the purchaser. In the event that our Sponsor, directors or officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per share pro rata portion of the Trust Account.

Q:	How many votes do you have at the Special Meeting?

A:

Each stockholder is entitled to one vote on each proposal presented at the Special Meeting for each share of Armada Common Stock held of record by such stockholder as of                 , 2024, the record date for the Special Meeting. As of the close of business on the record date, there were                  outstanding shares of our Armada Common Stock and founder shares entitled to vote at the Special Meeting.

Q:	How will our Sponsor, directors and officers vote?

A:

Prior to our IPO, we entered into agreements with our Sponsor, pursuant to which the Sponsor agreed to vote any shares of Armada Common Stock owned by it in favor of the Business Combination Proposal. Currently, our Sponsor owns approximately     % of our issued and outstanding shares of Armada Common Stock and will be able to vote all such shares at the Special Meeting.

Q:	How do I vote?

A:	If you were a stockholder of record at the close of business on , 2024, you may vote by granting a proxy. Specifically, you may vote:

•

By Mail — You may vote by mail by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Votes submitted by mail must be received by 11:59 p.m. Eastern time on                 , 2024.

•

You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

•	We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting.

•	If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

•

Voting at the Special Meeting — We will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at http://www.cstproxy.com/armadaacquisition/2024, in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting.

If you hold your shares in street name, you must submit voting instructions to your broker, bank, or other nominee. In most instances, you will be able to do this over the Internet, by telephone, or by mail. Please refer to information from your bank, broker, or other nominee on how to submit voting instructions.

Q:	What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:

At the Special Meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, a broker non-vote, or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal, and the Adjournment Proposal.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:

Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:	If I am not going to attend the Special Meeting, should I return my proxy card instead?

A:

Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/prospectus carefully. If you are a stockholder of record of Armada Common Stock as of the close of business on the record date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner of Armada Common Stock, you may vote by submitting voting instructions to your broker, bank, or nominee, or otherwise by following instructions provided by your broker, bank, or nominee. Telephone and internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank, or nominee.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:

If your shares are registered directly in your name with Armada’s transfer agent, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank, or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank, or other nominee who is considered the stockholder of record with respect to those shares.

Q:	If my shares are held in “street name,” will my broker, bank, or nominee automatically vote my shares for me?

A:

No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe the proposals presented to the stockholders at this Special Meeting will be considered non-routine and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the Special Meeting. If you do not submit voting instructions, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the Special Meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	How will a broker non-vote impact the results of each proposal?

A:	Broker non-votes will not have any effect on the outcome of any Proposals.

Q:	May I change my vote after I have returned my signed proxy card or voting instruction form?

A:

Yes. If you are a holder of record of Armada Common Stock as of the close of business on the record date, whether you vote by mail or in person, you can change or revoke your proxy before it is voted at the Special Meeting by:

•

delivering a signed written notice of revocation to our Secretary at Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, Pennsylvania 19103, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date; or

•	attending the Special Meeting and voting, although attendance at the Special Meeting will not, by itself, revoke a proxy.

If you are a beneficial owner of Armada Common Stock as of the close of business on the record date, you must follow the instructions of your broker, bank, or other nominee to revoke or change your voting instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	What interests do our Sponsor and our current officers and directors have in the Business Combination?

A:

In considering the recommendation of Armada’s Board that Armada’s stockholders vote in favor of the Business Combination Proposal, stockholders should be aware that aside from their interests as stockholders, the directors and officers of Armada have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Armada’s Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•

As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise;

•

the fact that Armada’s Sponsor and directors have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Armada Letter Agreement;

•

the fact that Armada’s Sponsor has agreed to advance any funds necessary to complete a liquidation of Armada and not to seek repayment for such expenses if Armada fails to complete an initial business combination by the applicable deadline and its remaining net assets are insufficient to complete such liquidation;

•

if the Trust Account is liquidated, including in the event Armada is unable to complete an initial business combination within the required time period, Armada’s Sponsor has agreed to indemnify Armada to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Armada has entered into an acquisition agreement or claims of any third party (other than Armada’s independent public accountants) for services rendered or products sold to Armada, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of Armada’s existing directors and officers and the continuation of Armada’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that Stephen Herbert and Douglas Lurio will be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on Rezolve’s board of directors after the Business Combination;

•

the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of $3,375,000 in deferred fees from Armada’s initial public offering, a capital markets advisory fee of $3,000,000 and a financial advisory fee of $8,750,000 and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor;

•

the fact that Armada’s Sponsor, officers and directors will lose their investment in their Founder Shares if an initial business combination is not consummated by the applicable deadline. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of Armada Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Armada Common Stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to Armada for no consideration. The 4,882,500 Founder Shares owned by the Sponsor and the 205,000 Founder Shares held by Armada’s Chief Executive Officer, President and independent directors would have had an aggregate market value of approximately $                 and $                 , respectively, based upon the closing price of $                 per public share on the Nasdaq on                  , the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; however, in connection with Armada’s extension of the deadline by which it had to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into one or more agreements (the “Non-Redemption Agreements” ) with one or more third parties (the “Non-Redeeming Stockholders”) in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by Armada at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founder Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at Closing, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements. Effective December 12, 2023, Armada and the Sponsor entered into a subscription agreement (the “Polar Subscription Agreement”) with Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain capital contributions (the “Investor Capital Contribution”) from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contribution at the closing of an initial business combination; and

•

the fact that, based on the difference in the purchase price of approximately $0.006 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Armada’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of Rezolve Ordinary Shares falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of Armada experience a negative rate of return.

Armada’s Sponsor holds in the aggregate approximately                 % of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will likely be worthless if Armada does not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) Armada’s Sponsor, officers and directors have entered into a letter agreement with Armada, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Common Stock in connection with the completion of Armada’s Business Combination; and (b) to waive their redemption rights with respect to their shares of Common Stock in connection with a stockholder vote to approve an amendment to Armada’s current amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of Armada’s public shares if Armada does not complete its initial business combination within 24 months (as extended) from the closing of the IPO or to provide for redemption in connection with a business combination.

The personal and financial interests of Armada’s officers and directors may have influenced their motivation in identifying and selecting Rezolve, completing a business combination with Rezolve and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.

Q:	What happens if you vote against the Business Combination Proposal?

A:

If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the affirmative vote of a majority of the votes cast by holders of Armada Common Stock represented in person or by proxy and entitled to vote at the Special Meeting, then the Business Combination Proposal will be approved and, assuming the approval of the Nasdaq Proposal, the Incentive Equity Plan Proposal and the satisfaction or waiver of the other conditions to closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote of a majority of the votes cast by holders of Armada Common Stock represented in person or by proxy and entitled to vote at the Special Meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to our public stockholders.

Q:	Do you have Redemption Rights?

A:

Pursuant to our amended and restated certificate of incorporation, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of Armada Common Stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to Armada to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the approximate balance of the Trust Account of approximately $                million as of                 , the estimated per share redemption price would have been approximately $                . Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the vote is taken with respect to the Business Combination, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account.

Our Sponsor agreed to waive its redemption rights with respect to its shares, which will be excluded from the pro rata calculation used to determine the per-share redemption price. Each redemption of shares of Armada Common Stock by our public stockholders will reduce the amount in the Trust Account. The Armada Charter does not provide a specified maximum redemption threshold. However, the Armada Charter prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and the Charter Limitation Amendment is implemented. Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of Armada Common Stock by the applicable deadline.

If you elect not to redeem your shares of Armada Common Stock you will become a stockholder of Rezolve following the Closing. If you elect to redeem your shares of Armada Common stock, such exercise will not result in the loss of any Armada Warrants that you may hold. The following table illustrates varying ownership levels, potential sources of dilution that may occur following the consummation of the Business Combination and, for each scenario, the book value per share of Rezolve, on a pro forma basis as of

June 30, 2023, assuming minimum redemptions by Armada’s public stockholders, 50% of the maximum redemptions by Armada’s public stockholders, and maximum redemptions by Armada’s public stockholders:

Amounts in thousands, except share amounts per share amounts and percentages	Minimum Redemption Scenario		Maximum Redemption Scenario
	Shares	%	Shares	%
Rezolve Shareholders	173,907,524	95.56%	173,907,524	96.82%
Armada Stockholders
Public	2,363,349	1.30%	—	0.00%
Non-redeeming and Polar	1,755,557	0.96%	1,755,557	0.98%
Founder shares	3,953,943	2.17%	3,953,943	2.20%

Pro Forma Rezolve Ordinary Shares Outstanding	181,980,373	100%	179,617,024	100%

Pro Forma Rezolve Book Value of Equity	$(32,923,613)		$(57,628,509)

Pro Forma Rezolve Book Value per Share	$(0.22)		$(0.36)

(1) Assumes 713,057 Founder Shares are allocated to the Non-Redeeming Stockholders by the Sponsor pursuant to the Non-Redemption Agreements and 880,000 Founder Shares are allocated to Polar pursuant to the Polar Subscription Agreement.

Potential sources of dilution	Pro Forma Combined		Pro Forma Combined
	Minimum redemptions		Maximum redemptions
	Shares	%	Shares	%
Armada Warrants			—
Private	7,500,000	3.81%	7,500,000	3.86%
Employee share options	1,337,684	0.68%	1,337,684	0.69%
Ordinary shares issued under the rights issue	1,180,735	0.60%	1,180,735	0.61%
Short-term convertible loan	1,112,825	0.57%	1,112,825	0.57%
Conversion of convertible notes	3,614,673	1.84%	3,614,673	1.86%

Adjusted pro forma Rezolve Ordinary Shares Outstanding	196,726,289		194,362,940

Book Value Impacts from Sources of Dilution:

	Proceeds	$/Share	Proceeds	$/Share
Armada Warrants (2)	$86,250,000	$11.50	$86,250,000	$11.50
Adjusted Pro Forma Rezolve Book Value of Equity	$45,975,928		$21,271,031
Adjusted Pro Forma Rezolve Book Value per Share	$0.23		$0.11

(1)

To illustrate the potential dilutive impacts to non-redeeming shareholders of Armada, the percentage dilution is calculated as the number of shares issued upon exercise of the dilutive instrument divided by the sum of (i) the pro forma Rezolve Ordinary Shares outstanding and (ii) the shares issued upon exercise of the dilutive instruments.

(2)	Proceeds reflect receipt of the exercise price of $11.50 per share, consistent with the Armada Warrant Agreement.

The public warrants would have an aggregate market value of approximately $                 million based upon the closing price of $                 per warrant on the Nasdaq on                 , 2024. The shares of Armada Common Stock issuable upon exercise of the public warrants would have an aggregate market value of approximately $                 million based upon the closing price of $                 per share of Armada Common Stock on the Nasdaq on                 , 2024. Once the warrants become exercisable, though, Rezolve may redeem the outstanding warrants. For a discussion of the terms of redemption for the warrants, see

“Description of Securities — Warrants — Redemption of Warrants — Redemption of Warrants for Armada Common Stock.” and “— Risks Relating to Armada and the Business Combination.”

Notwithstanding the number of redemptions, the deferred underwriting commissions of $1,500,000 in connection with the Armada’s initial public offering will remain constant and be released to the underwriters only on completion of the Business Combination.

Q:	If you are a Company public warrant holder, can you exercise Redemption Rights with respect to your public warrants?

A:	No. The holders of our public warrants have no Redemption Rights with respect to such public warrants.

Q:	Can the Sponsor redeem its Founder Shares in connection with consummation of the Business Combination?

A:

No. Our Sponsor, officers and directors have agreed to waive their redemption rights with respect to their shares of Armada Common Stock, as described in the Armada Letter Agreement in connection with the consummation of the Business Combination.

Q:	Is there a limit on the number of shares you may redeem?

A:

We have no specified maximum redemption threshold under our current amended and restated certificate of incorporation. Each redemption of shares of Armada Common Stock by our public stockholders will reduce the amount in the Trust Account. In the event we redeem shares of Armada Common Stock in an amount that would result in Armada’s failure to have net tangible assets equaling or exceeding $5,000,001, we will not be able to consummate the Business Combination, unless the Charter Limitation Amendment Proposal is approved and the Charter Limitation Amendment is implemented prior to the closing of the Business Combination.

Q:	Is there a limit on the total number of shares that may be redeemed?

A:

No. Our current amended and restated certificate of incorporation does not provide a specified maximum redemption threshold. However, the Armada Charter prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and the Charter Limitation Amendment is implemented prior to closing of the Business Combination. In the event the aggregate cash consideration we would be required to pay for all shares of Armada Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination Agreement exceed the aggregate amount of cash available to us, we may not complete the Business Combination or redeem any shares, all shares of Armada Common Stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

Based on the amount of cash and securities as of                 , 2024, including $                 in our Trust Account, approximately                  million shares of Armada Common Stock may be redeemed and still enable us to have sufficient cash to satisfy the cash closing conditions in the Business Combination Agreement. We refer to this as the maximum redemption scenario.

Q:	Will how you vote affect your ability to exercise Redemption Rights?

A:

No. You may exercise your redemption rights whether you vote your shares of Armada Common Stock for or against, or whether you abstain from voting on, the Business Combination Proposal, or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:	How do you exercise your Redemption Rights?

A:

In order to exercise your redemption rights, you must (i)(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m. Eastern time on                 , 2024 (two business days before the Special Meeting) (a) submit a written request to the Transfer Agent that Armada redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through Depository Trust Company (“DTC”). Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. The Transfer Agent’s address is as follows:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor

New York, New York 10004

You must also affirmatively certify in your request to the Transfer Agent for redemption if you “ARE” or “ARE NOT’ acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Armada Common Stock. Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking Redemption Rights with respect to more than 15% of the public shares, which we refer to as the “15% threshold.” Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public stockholder or “group” (as defined in Section 13d-3 of the Exchange Act) will not be redeemed for cash.

Stockholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allow at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process, and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Stockholders seeking to exercise their Redemption Rights, whether they are record holders or hold their shares in “street name”, are required to either tender their certificates to our Transfer Agent prior to the date that is two business days prior to the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC Deposit/Withdrawal At Custodian (“DWAC”) system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require stockholders seeking to exercise Redemption Rights to tender their shares, as the need to deliver shares is a requirement to exercising Redemption Rights, regardless of the timing of when such delivery must be effectuated.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the Transfer Agent) and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to our Transfer Agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that our Transfer Agent return the shares (physically or electronically). You may make such request by contacting our Transfer Agent at the address listed under the question “Who can help answer my questions?” below.

Q:	Do you have appraisal rights if you object to the Business Combination?

A:	No. Appraisal rights are not available to holders of Armada Common Stock in connection with the Business Combination.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:

The funds held in the Trust Account will be used to: (i) pay Armada stockholders who properly exercise their redemption rights; and, provided that there are funds remaining after this payment, (ii) pay certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by Armada and other parties to the Business Combination Agreement in connection with the transactions contemplated by the Business Combination Agreement, including the Business Combination, and pursuant to the terms of the Business Combination Agreement, and (iii) the Promissory Note.

Q:	What happens if the Business Combination is not consummated?

A:

There are certain circumstances under which the Business Combination Agreement may be terminated. Please see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement” for information regarding the parties’ specific termination rights.

If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem our public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to Armada to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish our public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; (iii) dissolve and liquidate our Trust Account, unless we amend our certificate of incorporation to extend the time that we have to consummate a business combination; and (iv) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the IPO. Please see the section entitled “Risk Factors — Risks Relating to the Business Combination and Risks Relating to Armada’s Due Diligence and Evaluation of Rezolve.”

Holders of our Founder Shares have waived any right to any liquidation distribution with respect to such shares and the underwriters of our IPO agreed to waive their rights to the business combination marketing fee held in the Trust Account in the event we do not complete our initial business combination within the required period. In addition, if we fail to complete a business combination by the applicable deadline, there will be no redemption rights or liquidating distributions with respect to our outstanding warrants, which will expire worthless.

Q:	When is the Business Combination expected to be completed?

A:

The closing of the Business Combination is expected to take place on or prior to the third business day following the satisfaction or waiver of the conditions described below in the subsection entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement — Conditions to the Closing of the Business Combination.” The closing is expected to occur in                 , 2024. The Business Combination Agreement may be terminated by Armada, or Rezolve, as applicable if the Closing has not occurred on or prior to fifteen (15) days prior to the last date on which Armada may consummate a Business Combination (which is currently on or prior to October 2, 2023).

For a description of the conditions to the completion of the Business Combination, see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

Q:	What do you need to do now?

A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank, or other nominee, on the voting instruction form provided by the broker, bank, or nominee.

Q:	Who can vote at the Special Meeting?

A:

Only holders of record of Armada Common Stock, including those shares held as a constituent part of our units, at the close of business on                 , 2024, are entitled to have their vote counted at the Special Meeting and any adjournments or postponements thereof. On this record date,                  shares of Armada Common Stock were outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name. If on the record date your shares or units were registered directly in your name with Armada’s transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the Special Meeting or vote by proxy. Whether or not you plan to attend the Special Meeting in person, Armada urges you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank. If on the record date your shares or units were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Special Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Special Meeting unless you request and obtain a valid proxy from your broker or other agent.

Q:	Who will solicit and pay the cost of soliciting proxies for the Special Meeting?

A:

We will pay the cost of soliciting proxies for the Special Meeting. We have engaged                 to assist in the solicitation of proxies for the Special Meeting. We have agreed to pay                  a fee of $                , plus disbursements, and will reimburse                 for its reasonable out-of-pocket expenses and indemnify                 and its affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees, and fiduciaries representing beneficial owners of Armada Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Armada Common Stock and in obtaining voting instructions from those owners. Our directors, officers, and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet, or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

c/o

You may also contact our proxy solicitor at:

To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the Special Meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to our Transfer Agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my Redemption Rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact our Transfer Agent:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor

New York, New York 10004

Attention:

E-mail:

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Armada Special Meeting, including the Business Combination, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Merger and the other transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination Agreement.”

The Parties

Rezolve

We are recognized1 to stand at the vanguard of the mobile commerce industry, providing an engagement platform, powered by cutting-edge artificial intelligence and machine learning. This platform empowers retailers, brands, and manufacturers to create robust, dynamic connections with consumers, transcending barriers of location and device, whether they are mobile or desktop. Harnessing the potential of AI, our platform fosters unprecedented mobile engagement, aiding businesses in their quest to reach their consumers in innovative ways. By leveraging the capabilities of mobile devices and personal computers—from cameras and microphones to location services and wireless connectivity—we bring the commercial experience directly into consumers’ hands. The hallmark of our platform is the integration of AI-driven systems, which simplify and enhance the purchasing process. Our technology enables merchants to understand their customers intent, provide the most relevant and helpful information to assist with their product selection and then enables them to complete transactions, access information, or contribute donations with a single tap on their device screen, depending on the context. This streamlined, seamless interaction, facilitated by the power of artificial intelligence, ensures an effortless and intuitive consumer experience. Since, the launch of our pilot platform, we believe we have harnessed the transformative potential of artificial intelligence, redefining the landscape of mobile commerce and engagement. As we continue to innovate, we remain committed to driving forward the digital commerce industry, shaping a future where technology and commerce intersect seamlessly for the benefit of both businesses and consumers.

Our platform allows for mobile engagement with merchants using our software to extend their business to consumers’ mobile devices and computers in innovative ways. By using a mobile device’s camera, microphone, location awareness, Bluetooth or Wi-Fi capabilities, our platform enables a user to make purchases, request information or make donations with only one tap on their screen, in certain circumstances. We deployed our pilot platform (which was developed prior to the Pre-Closing Demerger) in 2017.

We expect to commercialize the Rezolve platform in quarter 4 of 2023, initially in South America with Grupo Carso. We expect SDK/GeoZone revenues to increase significantly in 2024. Revenues from Brain are also forecast to begin in Q4 2023, increasing significantly in 2024. We also expect to generate revenues in late Q4 2023 in both Europe and India. North American revenues are forecast in Q1 2024.

Rezolve was incorporated in England and Wales as a private limited company on January 5, 2023 under the name Rezolve Group Limited with company number 14573691 and changed its name on June 5, 2023 to Rezolve AI Limited. Rezolve was re-registered as a public limited company on                 , 2024. Rezolve Limited was incorporated in England and Wales as a private limited company on September 11, 2015 under the name Soul Seeker Limited with company number 09773823. Rezolve Limited changed its name in February 2016 to Powa Commerce Limited and to Rezolve Limited in March 2016.

[1]	Please see Rezolve Press Release dated July 25, 2023, available at https://www.rezolve.com/investors/britains- brain-heralds-new-era-of-commerce-enabled-ai/

The mailing address of Rezolve’s registered office is 3rd Floor, 80 New Bond Street, London, United Kingdom, W1S 1SB. After the consummation of the Business Combination, its principal executive office will be 3rd Floor, 80 New Bond Street, London, United Kingdom, W1S 1SB.

Armada

Armada is a blank check company or a special purpose acquisition company, incorporated on November 5, 2020, as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. As of June 16, 2023, the Company had not commenced any operations.

The public units began trading on the Nasdaq under the symbol “AACIU” on August 13, 2021. On November 16, 2021, Armada announced that the holders of Armada’s units may elect to separately trade the securities underlying such units. On November 16, 2021, the shares and warrants began trading on the Nasdaq under the symbols “AACI”, and “AACIW” respectively.

The mailing address of Armada’s principal executive office is c/o Armada Acquisition Corp. I., 2005 Market Street, Suite 3120, Philadelphia, Pennsylvania 19103.

The Business Combination Proposal

Pursuant to the terms of the Business Combination Agreement, Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity and all the undertakings, properties and liabilities of Rezolve Merger Sub will vest in Armada by virtue of such merger pursuant to the Delaware General Corporation Law (the “DGCL”) and the plan of merger attached hereto as Annex                 . Following completion of the Merger, Armada shall be a wholly-owned subsidiary of Rezolve.

As part of the Business Combination Proposal, stockholders are also being asked to consider and vote on the approval of an amendment to the Escrow Agreement to allow Continental Stock Transfer & Trust Company to distribute the Escrow Shares prior to the expiration of the Escrow Period.

Please see the section titled “The Business Combination Proposal” for additional information regarding this proposal.

The Nasdaq Proposal

Nasdaq listing rules require that its listed companies obtain shareholder approval for issuances of securities that result in a change of control of the company. In connection with the approval of the Business Combination Proposal, Armada’s stockholders will be asked to consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance of securities which will result in a change of control of Armada.

Please see the section entitled “The Nasdaq Proposal” for additional information regarding this proposal.

The Incentive Equity Plan Proposal

In connection with the Business Combination, the Rezolve and Armada boards approved the adoption by Rezolve of the Rezolve Long Term Incentive Plan, or the “Rezolve Incentive Equity Plan,” subject to Armada shareholder approval, in order to facilitate the grant of equity awards to attract, retain and incentive employees (including executive officers), independent contractors and directors of Rezolve and its affiliates, which is essential to Rezolve’s long-term success.

Please see the section titled “The Incentive Equity Plan Proposal” for additional information regarding this proposal.

The Charter Limitation Amendment Proposal

As discussed in this proxy statement/prospectus, Armada is asking its shareholders to approve the Charter Limitation Amendment Proposal in order to facilitate the consummation of the Business Combination. Armada will ask its shareholders to approve the Charter Limitation Amendment Proposal to delete the limitation that Armada shall not consummate a business combination if Armada has net tangible of less than $5,000,001.

Please see the section titled “The Charter Limitation Amendment Proposal” for additional information regarding this proposal.

The Adjournment Proposal

In addition, the stockholders of Armada will be asked to vote on a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal.

Please see the section entitled “The Adjournment Proposal” for additional information regarding this proposal.

Armada Initial Shareholders

As of the Record Date, the Armada Initial Shareholders beneficially owned and are entitled to vote an aggregate of                 Founder Shares that were issued prior to the IPO of Armada. The Founder Shares currently constitute     % of the outstanding Armada Common Stock.

Each of the Sponsor and officers and directors of Armada agreed to vote the Founder Shares, as well as any Armada Public Shares acquired in the aftermarket, in favor of the Business Combination Proposal, and all other proposals being presented at the Armada Special Meeting. If Armada does not consummate a Business Combination and must liquidate and its remaining net assets are insufficient to complete such liquidation, the Sponsor has agreed to advance such funds necessary to complete such liquidation and agrees not to seek repayment for such expenses.

Date, Time and Place of Armada Special Meeting

The Special Meeting will be held on                 , 2024 at                  Eastern Time at http://www.cstproxy.com/armadaacquisition/2024, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. The Special Meeting will be conducted exclusively via live webcast so stockholders will not be able to attend the meeting in person. Stockholders may attend the Special Meeting online and vote at the Special Meeting by visiting http://www.cstproxy.com/armadaacquisition/2024 and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company.

Voting Instructions for the Special Meeting

To vote upon the proposals included in this proxy statement/prospectus, please follow these instructions as applicable to the nature of your ownership of Armada Common Stock:

•

To vote using the proxy card, simply complete, sign, date and return the proxy card pursuant to the instructions on the card. If you return your signed proxy card before the Special Meeting, we will vote your shares as directed.

•

To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the Notice. Your telephone vote must be received by 11:59 p.m. Eastern Time on                 , 2024 to be counted.

•

To vote through the Internet before the meeting, go to www.cstproxyvote.com/armadaacquisition/2024 and follow the on-screen instructions. Your Internet vote must be received by 11:59 p.m. Eastern Time on                 , 2024 to be counted.

To vote through the Internet during the meeting, please visit http://www.cstproxy.com/armadaacquisition/2024 and have available the 12-digit control number included in your Notice, on your proxy card or on the instructions that accompanied your proxy materials.

Voting Power; Record Date

Only Armada stockholders of record at the close of business on                 , 2024, the record date for the Special Meeting, will be entitled to vote at the Special Meeting. You are entitled to one vote for each share of Armada Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were                  shares of Armada Common Stock and Founder Shares outstanding and entitled to vote, of which                  are public shares,                  are Private Placement Shares held by our Sponsor, and                  are Founder Shares held by our Sponsor, officers and directors.

Quorum and Vote of Armada Stockholders

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal requires the affirmative vote of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting. In order to establish the quorum for purposes of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, holders of at least a majority of the outstanding shares of Armada Common Stock must be present at the Special Meeting in person or by proxy. Accordingly, an Armada stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will not be counted towards the number of shares of Armada Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal.

Under these voting standards, a failure to vote or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. Broker non-votes will not have any effect on the outcome of any other Proposals.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Equity Plan Proposal are approved at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Proposal or the Incentive Equity Plan Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our public stockholders.

Redemption Rights

Pursuant to our current amended and restated certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to Armada to pay its franchise and income taxes, by (ii) the total number of then-outstanding public shares. Although the Armada Charter does not provide a specified maximum redemption threshold, the Armada Charter prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and implemented prior to the closing of the Business Combination. As of                 , the estimated per share redemption price would have been approximately $                .

If a holder exercises its redemption rights, then such holder will be exchanging its shares of Armada Common Stock for cash and will no longer own shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash. Any request for redemption may be withdrawn until the deadline for submitting redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination.

Appraisal Rights

Appraisal rights are not available to holders of shares of Armada Common Stock in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail. Armada has engaged                  to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Special Meeting of Company Stockholders — Revoking Your Proxy.”

Interests of Armada Directors and Officers in the Business Combination

In considering the recommendation of Armada’s Board that Armada’s stockholders vote in favor of the Business Combination Proposal, stockholders should be aware that aside from their interests as stockholders, the directors and officers of Armada have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Armada’s Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•

As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise;

•	the fact that Armada’s Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Armada Letter Agreement;

•

the fact that Armada’s Sponsor has agreed to advance any funds necessary to complete a liquidation of Armada and not to seek repayment for such expenses if Armada fails to complete an initial business combination by the applicable deadline and its remaining net assets are insufficient to complete such liquidation;

•

if the Trust Account is liquidated, including in the event Armada is unable to complete an initial business combination within the required time period, Armada’s Sponsor has agreed to indemnify Armada to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Armada has entered into an acquisition agreement or claims of any third party (other than Armada’s independent public accountants) for services rendered or products sold to Armada, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of Armada’s existing directors and officers and the continuation of Armada’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that Stephen Herbert and Douglas Lurio will be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on Rezolve’s board of directors after the Business Combination;

•

the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of $3,375,000 in deferred fees from Armada’s initial public offering, a capital markets advisory fee of $3,000,000 and a financial advisory fee of $8,750,000 and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor;

•

the fact that Armada’s Sponsor, officers and directors will lose their investment in their Founder Shares if an initial business combination is not consummated by the applicable deadline. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of Armada Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Armada Common Stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to Armada for no consideration. The 4,882,500 Founder Shares owned by the Sponsor and the 205,000 Founder Shares held by Armada’s chief executive officer, president and independent directors would have had an aggregate market value of approximately $                 and $                 , respectively, based upon the closing price of $                 per public share on the Nasdaq on                  , the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; however, in connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by Armada at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements. Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make the Investor Capital Contribution from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contribution at the closing of an initial business combination; and

•

the fact that, based on the difference in the purchase price of approximately $0.006 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Armada’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of Rezolve Ordinary Shares falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of Armada experience a negative rate of return.

Armada’s Sponsor holds in the aggregate approximately     % of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will likely be worthless if Armada does not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) Armada’s Sponsor, officers and directors have entered into a letter agreement with Armada, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Common Stock in connection with the completion of Armada’s Business Combination; and (b) to waive their redemption rights with respect to their shares of Common Stock in connection with a stockholder vote to approve an amendment to Armada’s current amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of Armada’s public shares if Armada does not complete its initial business combination within 24 months (as extended) from the closing of the IPO or to provide for redemption in connection with a business combination.

The personal and financial interests of Armada’s officers and directors may have influenced their motivation in identifying and selecting Rezolve, completing a business combination with Rezolve and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.

Recommendation to Stockholders

Our Board believes that the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal to be presented at the Special Meeting are each in the best interests of Armada and our stockholders and recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of our Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. Please see “Special Meeting of Company Stockholders — Recommendation to Company Stockholders.”

Conditions to the Closing of the Business Combination

The Company Reorganization is to occur on the first business day following the satisfaction of the specified conditions and following the Company Reorganization Date, the Merger Closing is to take place.

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including: (a) no order, judgement, injunction or law being issued by any court prohibiting the consummation of the Business Combination; (b) the registration statement of Rezolve shall have become effective; (c) Armada’s stockholders shall have approved, among other things, the Business Combination; (d) the approval for listing on Nasdaq (subject to official notice of issuance) of the Rezolve Ordinary Shares held by the existing Rezolve Shareholders and those to be issued in connection with the Merger (the “Nasdaq Listing Condition”); (e) Rezolve’s board of directors receiving authorization from its shareholders to (A) allot the Rezolve Ordinary Shares and Rezolve Warrants in connection with the Merger in accordance with section 551 of the U.K. Companies Act, via ordinary resolution, (B) dis-apply pre-emption rights in accordance with section 561 of the U.K. Companies Act, via special resolution, and (C) amend Rezolve’s articles of association via special resolution; (f) the Pre-Closing Demerger, the Company Reorganization and Merger shall have occurred; (g) the Rezolve Incentive Equity Plan shall have been adopted; (h) each consent required by Armada and Rezolve has been obtained (i) the expiration or termination of any applicable waiting period under applicable anti-trust laws; (i) Rezolve’s fundamental representations remain true and correct; (j) Rezolve will have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it; (k) there has been no review under the National Security and Investment Act 2021; (l) no material adverse effect will have occurred in relation to Rezolve; and (m) certain documents are delivered by Rezolve to Armada, including the Investor Rights Agreement. The Armada Charter also prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001. Armada currently has net tangible assets that are less than $5,000,001 on a pro forma basis and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Armada will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Rezolve issuing stock for the net assets of Armada, accompanied by a recapitalization. The net assets of Armada will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for filings with the Registrar of Companies in England and Wales and such filings as are necessary to effectuate the Merger.

Risk Factors

In evaluating the proposals to be presented at the Armada Special Meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

SUMMARY HISTORICAL FINANCIAL INFORMATION

Summary Financial Information of Armada

Armada is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The following table contains summary financial information of Armada as of and for the twelve months ended September 30, 2023 and 2022 and as of and for the nine months ended June 30, 2023 and 2022. Armada’s summary financial information as of and for the twelve months ended September 30, 2023 and 2022, statements of operations for the twelve months ended September 30, 2023 and 2022, statements of changes in stockholders’ equity (deficit) for the twelve months ended September 30, 2023 and 2022 and statements of cash flows for the twelve months ended September 30, 2023 and 2022 are derived from Armada’s audited financial statements included elsewhere in this proxy statement/prospectus. Armada’s summary financial information as of and for the nine months ended June 30, 2023 and June 30, 2022, unaudited condensed statements of operations for the three months and nine months ended June 30, 2023 and June 30, 2022, Armada’s Condensed Statements of Changes in Stockholders’ Equity (Deficit) for the three months and nine months ended June 30, 2023 and June 30, 2022 and the Unaudited Condensed Statements of Cash Flows for the nine months ended June 30, 2023 and June 30, 2022 are derived from Armada’s condensed financial statements included elsewhere in this proxy statement/prospectus.

The financial statements of Armada are stated in U.S. dollars ($).

The information in this section is only a summary and should be read in conjunction with each of Armada’s financial statements and related notes and “Other Information Related to Armada — Armada’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Armada.

	Year Ended September 30, (Audited)		Nine Months Ended June 30, (Unaudited)
	2023	2022	2023	2022
Formation and operating costs	$2,570,972	$4,391,263	$1,960,998	$3,889,792

Stock-based compensation	218,254	111,852	190,289	83,889

Loss from operation	(2,789,126)	(4,503,115)	(2,151,287)	(3,973,681)

Other income

Trust interest income	3,084,260	1,025,942	2,697,147	228,102

Total other income	3,084,260	1,025,942	2,697,147	228,102

Income Tax Provision	(615,284)	(145,621)	(525,560)	—
Net (loss) income	$(320,150)	$(3,622,794)	$20,300	$(3,745,579)

	As of September 30, 2023 (Audited)	As of June 30, 2023 (Unaudited)
Balance Sheet Data:
Cash	$60,284	$40,464
Total assets	25,417,917	37,234,821
Total current liabilities	8,587,123	7,875,375
Total stockholders’ (deficit) equity	$(8,486,012)	$(7,587,085)

Historical Summary Financial Information of Rezolve

The following table summarizes Rezolve’s financial data. Rezolve has derived the following statements of operations and comprehensive loss for the years ended December 31, 2022 and 2021 and 6 months ended June 30, 2023 and 2022 and balance sheet data as of December 31, 2022 and June 30, 2023 from Rezolve AI Limited’s audited carve-out financial statements included elsewhere in this proxy statement/prospectus, which includes the financial statements of Rezolve AI Limited, Rezolve Limited, its consolidated subsidiaries, and any variable interest entity in which Rezolve is the primary beneficiary, with the exception of the subsidiaries Rezolve Information Technology (Shanghai) Co., Ltd. and Nine Stone (Shanghai) Ltd (the “Rezolve Financial Statements”).

The Rezolve Financial Statements are stated in U.S. dollars ($).

The information in this section is only a summary and should be read in conjunction with each of the Rezolve Financial Statements and related notes and “Rezolve’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Rezolve.

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022	2021
Revenues	$4,604,332	$5,681,698	$11,879,343	$3,904,574

Operating loss	(22,208,931)	(32,548,802)	(100,651,760)	(37,263,725)

Net loss for the year	(24,568,765)	(34,404,194)	$(104,105,438)	$(37,719,475)

Other comprehensive loss, net of tax
Foreign currency translation (loss)	91,141	(1,054,891)	(757,356)	(501,130)

Total comprehensive loss	(24,477,624)	(35,459,085)	$(104,862,794)	$(38,220,605)

	As of June 30, 2023	As of December 31, 2022
Balance Sheet Data:
Cash	122,364	$41,709
Total assets	1,645,106	9,365,521
Total non-current liabilities	32,211,266	28,006,947
Total shareholders’ equity (deficit)	(47,022,669)	(27,314,998)

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following table provides summary selected unaudited pro forma financial information to correspond to the unaudited pro forma financial information provided for Rezolve and Armada in “Unaudited Pro Forma Condensed Combined Financial Information.” For more information on selected financial information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023

	Assuming Minimum Redemptions	Assuming Maximum Redemptions
	Pro Forma Combined	Pro Forma Combined
Total assets	$2,161,590	$2,161,590
Total liabilities	$34,087,788	$58,792,685
Total shareholders’ equity (deficit)	$(32,923,613)	$(57,628,509)

Unaudited Pro Forma Condensed Combined Statement Of Operations for the Six Months ended June 30, 2023

	Assuming Minimum Redemptions	Assuming Maximum Redemptions
	Pro Forma Consolidated	Pro Forma Consolidated
Net (loss) income	$(46,069,781)	$(46,314,384)
Earnings Per Share
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	181,980,373	179,617,024
Net loss per share, basic and diluted	(0.25)	(0.26)

Unaudited Pro Forma Condensed Combined Statement Of Operations for the Year Ended December 31, 2022

	Assuming Minimum Redemptions	Assuming Maximum Redemptions
	Pro Forma Consolidated	Pro Forma Consolidated
Net (loss) income	$(185,667,394)	$(185,911,997)
Earnings Per Share
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	180,867,548	178,504,199
Net loss per share, basic and diluted	(1.03)	(1.04)

Comparative Per Share Information

The following table sets forth selected historical comparative share information for Armada and Rezolve and unaudited pro forma combined per share information of the post-combination business after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•

Assuming Minimum Redemptions — This assumes that the minimum number of Armada public stockholder exercises redemption rights with respect to Armada Public Shares for a pro rata portion of the funds in Armada’s Trust Account.

•

Assuming Maximum Redemptions — This assumes that Armada public stockholders (who are not Armada Initial Shareholders or an officer or director of Armada) holding 2,363,349 of Armada Public Shares exercise their redemption rights and that such Armada Public Shares are redeemed for their pro rata share ($10.00 per share, plus any pro rata interest earned on the Trust Account not previously released to Armada (net of taxes payable), as of two business days prior to the consummation of the Business Combination) of the funds in Armada’s Trust Account for aggregate redemption for aggregate redemption payments of $23,633,490 at a redemption price of approximately $10.00 per share based on the investments held in the Trust Account.

The unaudited pro forma weighted average shares outstanding and net loss per share information give pro forma effect to the Business Combination as if it had occurred on January 1, 2022.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/prospectus and the audited financial statements of Armada and Rezolve and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Armada and Rezolve is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor the earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Armada and Rezolve would have been had the companies been combined during the periods presented.

			Pro Forma Combined		Rezolve equivalent pro forma per share information (2)
	Armada (Historical)	Rezolve (Historical)	(Assuming Minimum Redemptions)	(Assuming Maximum Redemptions)	(Assuming Minimum Redemptions)	(Assuming Maximum Redemptions)
As of for the six months ended June 30, 2023 (3)
Book value per share (1)	0.82	(0.05)	(0.04)	(0.04)	(0.22)	(0.22)
Weighted average Common Stock outstanding, basic and diluted	5,709,500	n/a	1,060,066,446	1,057,703,097	181,980,373	179,617,024
Net loss per share attributable to Common stockholders, basic and diluted	(0.05)	n/a	(0.04)	(0.04)	(0.25)	(0.26)
Weighted average Common stock subject to possible redemption outstanding, basic and diluted	15,000,000	n/a	n/a	n/a	n/a	n/a
Net loss per share attributable to redeemable stockholders, basic and diluted	(0.05)	n/a	n/a	n/a	n/a	n/a
Weighted average Ordinary Shares outstanding, basic and diluted	n/a	922,013,028	n/a	n/a	n/a	n/a
Basic and diluted net loss per Ordinary Share	n/a	(0.03)	n/a	n/a	n/a	n/a

(1)

Book value per share equals total equity available to common stockholders or ordinary shareholders, divided by the number of shares of common stock, ordinary shares and redeemable stock outstanding. Preferred and deferred shares are excluded.

(2)

The equivalent pro forma basic and diluted per share data for Rezolve is calculated by multiplying the pro forma combined per share data by the Exchange Rezolve Ordinary Ratio, which is expected to be one Ordinary Share for each share of Armada Common Stock.

(3)	There were no cash dividends declared in the period presented.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. The value of your investment in Rezolve following the consummation of the Business Combination will be subject to significant risks affecting Rezolve and inherent in the industry in which Rezolve operates. If any of the events described below occur, the post-acquisition business and financial results could be adversely affected in a material way. This could cause the trading price of Rezolve Ordinary Shares to decline, perhaps significantly, and you therefore may lose all or part of your investment. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus for information on where you can find the periodic reports and other documents Armada has filed with or furnished to the SEC.

The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in Rezolve. Additional risks and uncertainties not currently known to Armada or Rezolve or which Armada or Rezolve currently deem immaterial may also have a material adverse effect on Rezolve’s business, financial condition, results of operations, prospects and/or its share price. Shareholders should consult a legal adviser, an independent financial adviser or a tax adviser for legal, financial or tax advice prior to deciding whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus.

In this section, “we,” “us,” and “our” refer to Armada prior to the consummation of the Business Combination and to Rezolve PLC and its subsidiaries following the consummation of the Business Combination.

Risks Relating to the Business Combination and Risks Relating to Armada’s Due Diligence and Evaluation of Rezolve

If we are unable to complete an initial business combination prior to Armada’s applicable business combination deadline, our public stockholders may receive only approximately $         per share on the liquidation of the Trust Account (or less than $         per share in certain circumstances where a third party brings a claim against us that our Sponsor is unable to indemnify).

If we are unable to complete an initial business combination by the applicable deadline, our public stockholders may receive only approximately $         per share on the liquidation of the Trust Account (or less than $         per share in certain circumstances where a third-party brings a claim against us that our Sponsor is unable to indemnify (as described herein)). In such event, however, if Armada’s net assets are insufficient to complete such liquidation, the Sponsor has agreed to advance such funds necessary to complete such liquidation and agrees not to seek repayment for such expenses.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how the Armada public stockholders vote.

Unlike some other blank check companies in which the initial stockholders agree to vote their Founder Shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor has agreed (i) to vote its shares in favor of any proposed business combination, including the Business Combination, and (ii) not to sell any such shares to Armada in a tender offer in connection with any proposed business combination. Armada’s Sponsor has agreed to vote its shares in favor of each of the Business Combination Proposals. As a result, Armada would not need any of the shares held by public shareholders to be voted in favor of the Business Combination Agreement in order to have the Business Combination approved. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor agreed to vote its Founder Shares and Private Placement Shares in accordance with the majority of the votes cast by the Armada public stockholders.

Armada’s public stockholders may not have the same benefits as an investor in an underwritten public offering.

Like other business combination transactions and spin-offs, in connection with the Business Combination, Armada’s public stockholders will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities.

Because the underwriters have a defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a “due diligence” investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer also will deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors in underwritten public offerings have the benefit of such diligence.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what Rezolve’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented solely for illustrative purposes only and is not necessarily indicative of what Rezolve’s actual financial position or results of operations would have been had the Business Combination completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Armada does not expect to obtain an updated opinion from Marshall & Stevens reflecting changes in circumstances that may occur after the signing of the amended and restated Business Combination Agreement.

An opinion rendered to the Armada Board by Northland was provided in connection with, and at the time of, the Board’s initial evaluation of the Business Combination on December 16, 2021, and subsequently confirmed in writing, and does not speak as of any other date. In connection with the amendment to the Business Combination Agreement, Northland rendered a new opinion to the Armada Board in connection with the Board’s evaluation of the Business Combination, which opinion is dated as of March 30, 2022, and does not speak as of any other date.

In connection with the further amended and restated Business Combination Agreement, Marshall & Stevens rendered a new opinion to the Armada Board in connection with the Board’s evaluation of the Business Combination, which opinion is dated as of June 11, 2023, and does not speak as of any other date. Each of Northland’s and Marshall & Stevens’s opinion was based on financial forecasts and other information made available to Northland and Marshall & Stevens, respectively, and on economic, market and other conditions in effect, as of the date of each such opinion, which may have changed, or may change, after the date of such opinion. Armada does not expect to obtain an updated opinion from Marshall & Stevens as of the date of this proxy statement/prospectus and does not expect to obtain an updated opinion prior to completion of the Business Combination. Changes in the operations and prospects of Rezolve, general market and economic conditions and other factors on which Northland’s and Marshall & Stevens’ opinions were based, may significantly alter the value of Rezolve by the time the Business Combination is completed. Northland’s and Marshall & Stevens’ opinions do not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. For a description of the opinion issued by Northland and the opinion issued by Marshall & Stevens to the Board, please see the sections entitled “The Business Combination Proposal — Opinion of Marshall & Stevens” and “The Business Combination Proposal — Opinion of Northland.”

Armada’s directors may decide not to enforce the indemnification obligations of Armada’s Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Armada’s public stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and Armada’s Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Armada’s independent directors would determine whether to take legal action against Armada’s Sponsor to enforce its indemnification obligations. While Armada currently expects that its independent directors would take legal action on Armada’s behalf against its Sponsor to enforce its indemnification obligations, it is possible that Armada’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Armada’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Armada’s public stockholders may be reduced below $10.00 per share.

Armada may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

Armada has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Armada’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and not to seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Armada only if (i) Armada has sufficient funds outside of the Trust Account or (ii) Armada consummates an initial business combination. Armada’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Armada’s officers and directors, even though such an action, if successful, might otherwise benefit Armada and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Armada pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Armada’s ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon the efforts of its and Rezolve’s key personnel.

Armada’s ability to successfully effect the Business Combination is dependent upon the efforts of its key personnel. Additionally, while Rezolve expects all of its key personnel to remain with the post-combination company following the Business Combination, it is possible that the post-combination company will lose some key personnel, the loss of which could negatively impact the operations and profitability of the post-combination company. Armada cannot assure you that these individuals will be familiar with the requirements of operating a public company, which could cause the post-combination company to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect its operations. Accordingly, there can be no assurances as to the success of Rezolve following the Business Combination.

Armada and Rezolve will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on Armada and Rezolve. These uncertainties may impair Armada’s or Rezolve’s ability to retain and motivate key personnel and could cause third parties that deal with any of Armada or them to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, Armada’s or Rezolve’s business could be harmed.

Armada may waive one or more of the conditions to the Business Combination.

Armada may agree to waive, in whole or in part, one or more of the conditions to Armada’s obligations to complete the Business Combination, to the extent permitted by Armada’s current amended and restated certificate of incorporation and bylaws and applicable laws. Armada may not waive the condition that Armada’s stockholders approve the Business Combination. Please see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement” for additional information.

Armada and Rezolve will incur significant transaction and transition costs in connection with the Business Combination.

Armada and Rezolve have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Armada and Rezolve may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

The aggregate transaction expenses as a result of the Business Combination are expected to be approximately $         million. The per-share amount Armada will distribute to stockholders who properly exercise their redemption rights will not be reduced by the transaction expenses and after such redemptions, the per-share value of shares held by non-redeeming stockholders will reflect Armada’s obligation to pay the transaction expenses.

Armada’s Sponsor, certain members of Armada’s Board, and Armada’s officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering Armada’s Board’s recommendation that Armada’s stockholders vote in favor of the approval of the Business Combination Proposal, Armada’s stockholders should be aware that the directors and officers of Armada have interests in the Business Combination that may be different from, or in addition to, the interests of Armada’s stockholders. These interests include:

•

As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise;

•	the fact that Armada’s Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Armada Letter Agreement;

•

the fact that Armada’s Sponsor has agreed to advance any funds necessary to complete a liquidation of Armada and not to seek repayment for such expenses if Armada fails to complete an initial business combination by the applicable deadline and its remaining net assets are insufficient to complete such liquidation;

•

if the Trust Account is liquidated, including in the event Armada is unable to complete an initial business combination within the required time period, Armada’s Sponsor has agreed to indemnify Armada to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Armada has entered into an acquisition agreement or claims of any third party (other than Armada’s independent public accountants) for services rendered or products sold to Armada, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of Armada’s existing directors and officers and the continuation of Armada’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that Stephen Herbert and Douglas Lurio will each be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on Rezolve’s board of directors after the Business Combination;

•

the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of $3,375,000 in deferred fees from Armada’s initial public offering, a capital markets advisory fee of $3,000,000 and a financial advisory fee of $8,750,000 and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor;

•

the fact that Armada’s Sponsor, officers and directors will lose their investment in their Founder Shares if an initial business combination is not consummated by the applicable deadline. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of Armada Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Armada Common Stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to Armada for no consideration. The 4,882,500 Founder Shares owned by the Sponsor and the 205,000 Founder Shares held by Armada’s chief executive officer, president and independent directors would have had an aggregate market value of approximately $                 and $                 , respectively, based upon the closing price of $                 per public share on the Nasdaq on                  , the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; however, in connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by Armada at which the extension proposal was approved. The

Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements. Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contributions, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contribution at the closing of an initial business combination; and

•

the fact that, based on the difference in the purchase price of approximately $0.006 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Armada’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of Rezolve Ordinary Shares falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of Armada experience a negative rate of return.

Armada’s Sponsor holds in the aggregate approximately     % of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will likely be worthless if Armada does not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Armada Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) Armada’s Sponsor, officers and directors have entered into a letter agreement with Armada, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Armada Common Stock in connection with the completion of Armada’s Business Combination; and (b) to waive their redemption rights with respect to their shares of Armada Common Stock in connection with a stockholder vote to approve an amendment to Armada’s current amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of Armada’s public shares if Armada does not complete its initial business combination within 24 months (as extended) from the closing of the IPO of Armada or to provide for redemption in connection with a business combination.

The personal and financial interests of Armada’s officers and directors may have influenced their motivation in identifying and selecting Rezolve, completing a business combination with Rezolve and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.

Armada’s Sponsor, directors or officers or their affiliates may elect to purchase shares from public stockholders, which may influence a vote on a proposed Business Combination and the other proposals described in this proxy statement/prospectus and reduce the public “float” of Rezolve’s Ordinary Shares.

Armada’s Sponsor, directors, or officers or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of its Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Armada’s shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Armada’s Sponsor, directors, officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Rezolve’s Ordinary Shares and the number of beneficial holders of Rezolve’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of its securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for its Ordinary Shares.

Shareholders of the post-combination company may not be able to enforce judgments entered by United States courts against certain of Rezolve’s officers and directors.

Armada is incorporated in the State of Delaware. However, following the Business Combination, some of Rezolve’s directors and executive officers are expected to reside outside of the U.S. As a result, shareholders of the post-combination company may not be able to effect service of process upon those persons within the U.S. or enforce against those persons judgments obtained in U.S. courts.

If the post-combination company fails to introduce or acquire new offerings or services that achieve broad market acceptance on a timely basis, or if its offerings or services are not adopted as expected, Rezolve will not be able to compete effectively.

The post-combination company will operate in a highly competitive, quickly changing environment, and Rezolve’s future success depends on its ability to develop or acquire and introduce new offerings and services that achieve broad market acceptance. The post-combination company’s ability to successfully introduce and market new offerings is unproven. Because the post-combination company will have a limited operating history and the market for its offerings, including newly acquired or developed offerings, is rapidly evolving, it is difficult to predict Rezolve’s operating results, particularly with respect to any new offerings that it may introduce. The post-combination company’s future success will depend in large part upon its ability to identify demand trends in the market in which it will operate and quickly develop or acquire, and design, manufacture and sell, offerings and services that satisfy these demands in a cost-effective manner.

In order to differentiate the post-combination company’s offerings and services from competitors’ products or offerings, the post-combination company will need to increase focus and capital investment in research and development, including software development. If any offerings currently sold by, and services offered by, Rezolve do not continue, or if the post-combination company’s new offerings or services fail to achieve widespread market acceptance, or if Rezolve is unsuccessful in capitalizing on opportunities in the market in which the post-combination company will operate, the post-combination company’s future growth may be slowed and its business, results of operations, and financial condition could be materially adversely affected. Successfully predicting demand trends is difficult, and it is very difficult to predict the effect that introducing a new offering or service will have on existing offering or service sales. It is possible that the post-combination company may not be successful with its new offerings and services, and as a result the post-combination company’s future growth may be slowed and its business, results of operations, and financial condition could be materially adversely affected. Also, the post-combination company may not be able to respond effectively to new product, offering or service announcements by competitors by quickly introducing competitive offerings and services.

In addition, the post-combination company may acquire companies and technologies in the future. In these circumstances, Rezolve may not be able to successfully manage integration of the new offering and service lines with Rezolve’s existing suite of offerings and services. If the post-combination company is unable to effectively and successfully further develop these new offering and service lines, the post-combination company may not be able to increase or maintain sales (as compared to sales of Rezolve on a standalone basis), and the post-combination company’s gross margin (as compared to sales of Rezolve on a standalone basis) may be adversely affected.

Furthermore, the success of the post-combination company’s new offerings will depend on several factors, including, but not limited to, market demand, costs, timely completion and introduction of these offerings, prompt resolution of any defects or bugs in these offerings, the post-combination company’s ability to support these offerings, differentiation of new offerings from those of the post-combination company’s competitors, market acceptance of these offerings, delays and quality issues in releasing new offerings and services. One or more of the foregoing factors may result in lower quarterly revenues than expected, and the post-combination company may in the future experience offering or service introductions that fall short of its projected rates of market adoption.

Rezolve’s internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on its business and reputation.

As a public company, Armada is required to comply with the SEC’s rules implementing Sections 302 and 404 of SOX, which require management to certify financial and other information in Armada’s quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. To comply with the requirements of being a public company, Rezolve may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. The standards required for a public company under Section 404 of SOX are significantly more stringent than those required of Rezolve as a privately-held company. Further, as an emerging growth company, Rezolve’s independent registered public accounting firm will not be required to formally attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404 until the date Rezolve is no longer an emerging growth company. At such time, Rezolve’s independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which the controls of the post-combination company are documented, designed, or operating.

Testing and maintaining these controls can divert Rezolve’s management’s attention from other matters that are important to the operation of its business. If Rezolve identifies material weaknesses in the internal control over financial reporting of the post-combination company or, if it becomes subject to the requirements of Section 404 of Sarbanes-Oxley, is unable to comply with the requirements of Section 404 or assert that Rezolve’s internal control over financial reporting is effective, or if its independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal controls over financial reporting when Rezolve no longer qualifies as an emerging growth company, investors may lose confidence in the accuracy and completeness of its financial reports and the market price of Rezolve Ordinary Shares could be negatively affected, and Rezolve could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Activities taken by Armada’s affiliates to purchase, directly or indirectly, public shares will increase the likelihood of approval of the Business Combination Proposal and the other Proposals and may affect the market price of Armada’s securities.

Armada’s Sponsor, directors, officers, advisors, or their affiliates may purchase shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of Armada’s Sponsor, directors, officers, advisors, or their affiliates will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of Armada’s Sponsor, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such public shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by Armada’s Sponsor, directors, officers, advisors or their affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such Proposals would be approved. If the market does not view the Business Combination positively, purchases of public shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Armada’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Armada’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by Armada or the persons described above have been entered into with any such investor or holder. Armada will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals.

Subsequent to the consummation of the Business Combination, the post-combination company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Armada has conducted due diligence on Rezolve, Armada cannot assure you that this diligence revealed all material issues that may be present in Rezolve’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Armada’s and Rezolve’s control will not later arise. As a result, the post-combination company may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Armada’s due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with Armada’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on the post-combination company’s liquidity, the fact that the post-combination company reports charges of this nature could contribute to negative market perceptions about it or its securities. In addition, charges of this nature may cause the post-combination company to be unable to obtain future financing on favorable terms or at all.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Armada’s business, investments and results of operations.

Armada is subject to laws, regulations and rules enacted by national, regional and local governments. In particular, Armada is required to comply with certain SEC, Nasdaq and other legal or regulatory requirements, including the Nasdaq upon the transfer of its listing. Compliance with, and monitoring of, applicable laws, regulations, and rules may be difficult, time consuming, and costly. Those laws, regulations, and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Armada’s business, investments, and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on Armada’s business and results of operations.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period commencing at any time after the warrants become exercisable and ending on the third business day prior to proper notice of such redemption provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

The Armada Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by holders of Rezolve Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Rezolve.

The Armada Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim arising out of or relating in any way to the Armada Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forums for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Armada Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in the Armada Warrant Agreement.

If any action, the subject matter of which is within the scope of the forum provisions of the Armada Warrant Agreement, is filed in a court other than courts of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Armada Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Risks Relating to Closing the Business Combination

Armada does not have a specified maximum redemption threshold.

The absence of such a redemption threshold may make it easier for Armada to consummate a business combination even where a substantial number of public stockholders seek to redeem their shares to cash in connection with the vote on the Business Combination. Armada has no specified percentage threshold for redemption in its amended and restated certificate of incorporation. As a result, Armada may be able to consummate a Business Combination even though a substantial number of its public stockholders do not agree with the transaction and have redeemed their shares. However, in no event will Armada be able to consummate an initial business combination unless it has net tangible assets of at least $5,000,001 immediately prior to or upon consummation of its initial business combination, unless the Charter Limitation Amendment Proposal is approved and implemented. If there are insufficient funds in the Trust Account at Closing to satisfy the requirement for $5,000,001 of net tangible assets and the Charter Limitation Amendment Proposal is not approved, the Combined Company will have to obtain additional funding, and if it fails to do so, may not be able to close the Business Combination.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the stockholders of Armada, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the sections entitled “Conditions to the Closing of the Business Combination Agreement.” Armada and Rezolve may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Armada and Rezolve to each lose some or all of the intended benefits of the Business Combination.

Armada cannot assure you that the Nasdaq Listing Condition will be satisfied or that Rezolve will be able to comply with the continued listing standard of Nasdaq if listed. If the Nasdaq Listing Condition is not satisfied, Armada would be unable to consummate the Business Combination without a waiver of the Nasdaq Listing Condition.

Armada’s securities are currently listed on the Nasdaq and it is anticipated that, following the Business Combination, Rezolve’s securities will be listed on the Nasdaq. However, Armada cannot assure you that Rezolve’s securities will be able to meet the initial listing requirements of Nasdaq or continue to be listed on the Nasdaq in the future. Rezolve’s eligibility for listing on Nasdaq may depend on the number of shares of Armada Common Stock that are redeemed in connection with the Business Combination, and Rezolve’s ability to satisfy initial listing criteria, including certain financial and liquidity measures. Financial and liquidity measures, depending on the listing standard, may include, among others, stockholders’ equity or the market value of Rezolve’s publicly traded shares, as well as the number of unrestricted round lot stockholders. In certain high redemption scenarios, Rezolve may not be able to satisfy the minimum financial and liquidity measures under any of the initial listing standards, the Nasdaq Listing Condition may not be satisfied, and Armada would be unable to consummate the Business Combination without a waiver of the Nasdaq Listing Condition by Rezolve or additional third-party financing, which may involve dilutive equity issuances or the incurrence of indebtedness at higher-than-desirable levels. In order to continue to maintain the listing of Rezolve’s securities on the Nasdaq, Rezolve must also maintain certain financial, distribution and stock price levels. In addition to the listing requirements for Rezolve Ordinary Shares, the Nasdaq imposes listing standards on warrants, including the Rezolve Warrants. Armada cannot assure you that Rezolve will be able to meet those initial listing requirements.

If the Nasdaq delists Rezolve’s securities from trading on its exchange for failure to meet its listing standards after the Business Combination or the Nasdaq Listing Condition is waived by Rezolve and Rezolve is not able to list its securities on another national securities exchange, Rezolve and its stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for Rezolve’s securities;

•

a determination that Rezolve Ordinary Shares are a “penny stock” which will require brokers trading in Rezolve Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Rezolve Ordinary Shares;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Neither Armada nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total aggregate closing consideration in the event that any of the representations and warranties made by Rezolve in the Business Combination ultimately proves to be inaccurate or incorrect.

The representations and warranties made by Rezolve and Armada to each other in the Business Combination Agreement will not survive the consummation of the Business Combination. As a result, Armada and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by Rezolve in the Business Combination Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Armada would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

The exercise of discretion by Armada’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of Armada’s stockholders.

In the period leading up to the Closing, other events may occur that, pursuant to the Business Combination Agreement, would require Armada to agree to amend the Business Combination Agreement to consent to certain actions or to waive rights that Armada is entitled to under those agreements. Such events could arise because of changes in the course of Rezolve’s business, a request by Rezolve to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Rezolve’s business and would entitle Armada to terminate the Business Combination Agreement, as applicable. In any of such circumstances, it would be in the discretion of Armada, acting through the Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for Armada and Armada’s stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Armada does not believe there will be any changes or waivers that Armada’s directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, Armada will be required to circulate a new or amended proxy statement or supplement thereto and resolicit the vote of Armada’s stockholders with respect to the Business Combination Proposal.

Risks Relating to Redemptions

Armada does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Armada to complete a Business Combination with which a substantial majority of our stockholders do not agree.

The Armada Charter does not provide a specified maximum redemption threshold, except that the Armada Charter prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and implemented. As a result, Armada may be able to complete Armada’s Business Combination even though a portion of its public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Armada’s Sponsor, directors or officers or their affiliates. Based on the amount of approximately $                     million in Armada’s Trust Account as of                 , 2024,                  shares of Armada Common Stock may be redeemed and still enable Armada to have sufficient cash to satisfy the $5,000,001 net tangible assets requirement. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by Armada or the persons described above have been entered into with any such investor or holder. Armada will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals (as described in this proxy statement/prospectus) at the Special Meeting.

In the event the aggregate cash consideration Armada would be required to pay for all shares of Armada Common Stock that are validly submitted for redemption plus the cash amount specified in the Business Combination Agreement exceeds the aggregate amount of cash available to Armada, Armada may not complete the Business Combination or redeem any shares, all shares of Armada Common Stock submitted for redemption will be returned to the holders thereof, and Armada instead may search for an alternate business combination.

The ability of Armada’s stockholders to exercise their redemption rights with respect to a large number of Armada’s shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

The Armada Charter would prohibit Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and implemented. Armada does not know how many stockholders will exercise their redemption rights in connection with the Business Combination and therefore whether it will be able to close the Business Combination if the Charter Limitation Amendment is not approved and implemented. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the funds in the Trust Account until Armada liquidates the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time the Armada Common Stock may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of the redemption rights of our Armada Public Shares until Armada liquidates or you are able to sell your shares in the open market.

There is no guarantee that a stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

Armada can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Armada’s share price, and may result in a lower value realized now than a stockholder of Armada might realize in the future had the stockholder redeemed their shares. Similarly, if a stockholder does not redeem their shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Armada’s stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Armada Common Stock for a pro rata portion of the funds held in the Trust Account.

Holders of public shares are not required to affirmatively vote for or against the Business Combination Proposal or any other proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their Redemption Rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to Armada’s transfer agent at least two (2) business days prior to the Special Meeting. Stockholders electing to redeem their shares will receive their pro rata portion of the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay Armada’s franchise and income taxes, calculated as of two

(2) business days prior to the anticipated consummation of the Business Combination. See the section titled “Special Meeting of Company Stockholders — Redemption Rights” for additional information on how to exercise your Redemption Rights.

Armada’s stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their Redemption Rights prior to the deadline.

Armada’s public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things as fully described in the section titled “Special Meeting of Company Stockholders — Redemption Rights,” tender their certificates to Armada’s transfer agent or deliver their shares to the transfer agent electronically through the DTC at least two (2) business days prior to the Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and Armada’s transfer agent will need to act to facilitate this request. It is Armada’s understanding that stockholders should generally allow at least two weeks to obtain physical certificates from the transfer agent. However, because Armada does not have any control over this process or over the brokers, which Armada refers to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their Redemption Rights and thus will be unable to redeem their shares.

If a stockholder fails to receive notice of Armada’s offer to redeem its public shares in connection with its Business Combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Armada’s compliance with the proxy rules, a stockholder fails to receive its proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials that Armada is furnishing to holders of Armada’s public shares in connection with its Business Combination describe the various procedures that must be complied with in order to validly redeem public shares. In the event that a stockholder fails to comply with these procedures, its shares may not be redeemed.

The ability to execute the post-combination company’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares in connection with the Business Combination.

Depending upon the aggregate amount of cash consideration Armada would be required to pay for all shares of Armada Common Stock that are validly submitted for redemption, the post-combination company may be required to increase the financial leverage the post-combination company’s business would have to support. This may negatively impact its ability to execute on its own future strategic plan and its financial viability.

If third parties bring claims against Armada, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.00 per share.

Armada’s placing of funds in trust may not protect those funds from third party claims against Armada. Although Armada has sought to have all vendors and service providers Armada engages and prospective target businesses Armada negotiated with execute agreements with Armada waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Armada’s public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with Armada, they may seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Armada’s public stockholders. If Armada is unable to complete a business combination and distribute the proceeds held in trust to Armada’s public stockholders, the Sponsor has agreed (subject to certain exceptions described elsewhere in this proxy statement/prospectus) that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by Armada for services rendered or contracted for or products sold to Armada. However, it may not be able to meet such obligation. Therefore, the per-share distribution from the Trust Account may be less than $10.00, plus interest, due to such claims.

Additionally, if Armada is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Armada which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Armada’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Armada’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Armada may not be able to return to Armada’s public stockholders at least $10.00. The Sponsor may not have sufficient funds to satisfy its indemnity obligations, as its only assets are securities of Armada.

Armada’s stockholders may be held liable for claims by third parties against Armada to the extent of distributions received by them upon redemption of their shares.

If Armada enters into an insolvency proceeding, any distributions received by stockholders could be viewed as an unlawful payment if it was proved that, for example, immediately following the distribution, Armada was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by Armada’s stockholders. Furthermore, Armada’s directors may be viewed as having breached their fiduciary duties to the stockholders or its creditors or may have acted in bad faith, and thereby exposing itself and Armada to claims, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Armada cannot assure the stockholders that claims will not be brought against it for these reasons.

Risks Related to Ownership of Shares

The Nasdaq may not list Rezolve’s securities on its exchange, which could limit investors’ ability to make transactions in its securities and subject Rezolve to additional trading restrictions.

In connection with the Business Combination, in order to obtain the listing of the post-combination company’s securities on the Nasdaq, Rezolve will be required to demonstrate compliance with the Nasdaq’s initial listing requirements, which are more rigorous than the Nasdaq’s continued listing requirements. Armada and Rezolve will seek to have the post-combination company’s securities listed on the Nasdaq upon consummation of the Business Combination. Rezolve cannot assure you that it will be able to meet all initial listing requirements. Even if the post-combination company’s securities are listed on the Nasdaq, Rezolve may be unable to maintain the listing of its securities in the future.

If Rezolve fails to meet the initial listing requirements and the Nasdaq does not list the post-combination company’s securities on its exchange, Rezolve would not be required to consummate the Business Combination. In the event that Rezolve elected to waive this condition, and the Business Combination was consummated without the post-combination company’s securities being listed on the Nasdaq or on another national securities exchange, Rezolve could face significant material adverse consequences, including:

•	a limited availability of market quotations for Rezolve’s securities;

•	reduced liquidity for Rezolve’s securities;

•

a determination that Rezolve’s Ordinary Shares are a “penny stock” which will require brokers trading in the Rezolve Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a U.S. federal statute, prevents or preempts U.S. states from regulating the sale of certain securities, which are referred to as “covered securities.” If the post-combination company’s securities were not listed on the Nasdaq, such securities would not qualify as covered securities and Rezolve would be subject to regulation in each U.S. state in which Armada offers its securities because U.S. states are not preempted from regulating the sale of securities that are not covered securities. Although U.S. states are preempted from regulating the sale of Rezolve’s securities, the U.S. federal statute does allow U.S. states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then U.S. states can regulate or bar the sale of covered securities in a particular case. While Armada and Rezolve are not aware of a U.S. state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain U.S. state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states.

If Rezolve’s estimates or judgments relating to Rezolve’s critical accounting policies are ultimately incorrect, Rezolve’s results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Rezolve Financial Statements and accompanying notes. Rezolve bases its estimates on historical experience and on various other assumptions that Rezolve believes to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenues and expenses that are not readily apparent from other sources. Assumptions and estimates used in preparing the Rezolve Financial Statements include those related to revenue recognition and business combinations. Rezolve’s results of operations may be adversely affected if Rezolve’s assumptions change or if actual circumstances differ from those in Rezolve’s assumptions, which could adversely affect Rezolve’s business, results of operations and financial condition.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and adversely affect Rezolve’s results of operations.

A change in accounting standards or practices may have a significant adverse effect on Rezolve’s results of operations and/or may affect Rezolve’s reporting of transactions completed before any such change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred in the past and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect Rezolve’s reported financial results or the way Rezolve conducts its business.

We are a “controlled company” within the meaning of the Nasdaq rules. As a result, we qualify for, and may rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

As a result of provisions in Rezolve’s articles of association, Daniel Wagner, the Rezolve Founder and Chief Executive Officer, controls 75% of the voting power of our outstanding capital stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of “independent directors” as defined under the Nasdaq rules;

•	the requirement to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement to have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Rezolve may choose to utilize certain of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.

In addition, the Nasdaq has developed listing standards regarding compensation committee independence requirements and the role and disclosure of compensation consultants and other advisers to the compensation committee that, among other things, requires:

•	compensation committees be composed of independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a controlled company, Rezolve will not be subject to these compensation committee independence requirements.

Changes in tax laws or tax rulings could materially affect Rezolve’s financial position, results of operations, and cash flows.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Any new taxes could adversely affect Rezolve’s domestic and international business operations, and Rezolve’s business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Rezolve. Although Rezolve believes that it has complied with all applicable tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess Rezolve with additional taxes (and possibly related interest and/or penalties). These events could require Rezolve, its business partners or its customers to pay additional tax amounts on a prospective or retroactive basis, as well as require Rezolve, its business partners or customers to pay fines and/or penalties and interest for past amounts deemed to be due.

Additionally, new, changed, modified or newly interpreted or applied tax laws could increase Rezolve’s business partners’, customers’ and Rezolve’s compliance, operating and other costs, as well as the costs of Rezolve’s platform. Any or all of these events could adversely impact Rezolve’s business and financial performance. Furthermore, as Rezolve’s employees continue to work remotely from geographic locations, Rezolve may become subject to additional taxes, and Rezolve’s compliance burdens with respect to the tax laws of additional jurisdictions may be increased, all of which could adversely affect Rezolve’s business, results of operations and financial condition.

The public stockholders will experience immediate dilution as a consequence of the issuance of Rezolve Ordinary Shares as consideration in the Business Combination and due to future issuances pursuant to the Rezolve Incentive Equity Plan, the future conversion of the Convertible Notes into Rezolve Ordinary Shares and future issuances of Rezolve Ordinary Shares under the Standby Purchase Agreement. Having a minority share position may reduce the influence that Armada’s current stockholders have on the management of Rezolve.

It is anticipated that, upon completion of the Business Combination, assuming minimum redemptions: (i) Armada public stockholders will retain an ownership interest of approximately     % in Rezolve (not including shares beneficially owned by Armada’s Sponsor); (ii) Armada’s Sponsor will own approximately     % of Rezolve; and (iii) the existing Rezolve equity holders will own approximately     % of Rezolve. The ownership percentage with respect to Rezolve following the Business Combination does not take into account the issuance of any shares upon completion of the Business Combination under the Rezolve Incentive Equity Plan, a copy of which is attached to this proxy statement/prospectus as Annex                 , the future conversion of the secured Convertible Notes into Rezolve Ordinary Shares, nor future issuances of Rezolve Ordinary Shares to YA pursuant to the Standby Purchase Agreement. If the actual facts are different than these assumptions, the percentage ownership of Armada’s existing stockholders in the post-combination company will be different. For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” and “Proposal No. 3 — The Incentive Equity Plan Proposal.”

The issuance of additional Ordinary Shares will significantly dilute the equity interests of existing holders of Armada securities and may adversely affect prevailing market prices for Armada’s units, public shares or public warrants.

Risks Relating to Rezolve’s Business and Industry

Rezolve has generated limited revenues from existing Channels and there is no guarantee that it will be able to attract and retain new merchants and increase sales to new merchants.

Rezolve expects to generate revenues principally through subscription fees and one-time transaction fees. Rezolve expects to be dependent on agreements with certain business partners to service merchants and remit subscription fees to Rezolve, including ACI in North America and Europe, CompuTop in Germany, MobiKwik in India and Grupo Carso in Latin America. While we expect to generate revenues from these partners, these partnerships are currently pre-revenue. There is no guarantee that Rezolve will be able to renew existing agreements on similar terms or at all when they expire or that they will not be terminated at an earlier time. As a result, there can be no assurance that Rezolve will be able to retain these partnerships. Rezolve’s costs associated with subscription renewals are substantially lower than costs associated with generating revenues from new merchant relationships associated with new partners or costs associated with generating sales of additional solutions to merchants associated with existing partners. Therefore, if Rezolve is unable to retain partners, even if such losses are offset by an increase in new merchants associated with new partners or an increase in other revenues, Rezolve’s operating results could be adversely impacted.

Rezolve may also fail to attract new partners and retain existing partners as a result of a number of other factors, including:

•

competitive factors affecting the software as a service, or SaaS, business software applications market, including the introduction of competing platforms, discount pricing and other strategies that may be implemented by Rezolve’s competitors;

•	Rezolve’s ability to execute on Rezolve’s growth strategy and operating plans;

•	a decline in Rezolve’s partners’ level of satisfaction with Rezolve’s platform and usage of Rezolve’s platform;

•	changes in Rezolve’s relationships with third parties, including Rezolve’s partners, app developers, theme designers, referral sources and payment processors;

•	the timeliness and success of Rezolve’s solutions;

•	the frequency and severity of any system outages;

•	technological change; and

•

Rezolve’s focus on long-term value over short-term results, meaning that Rezolve may make strategic decisions that may not maximize Rezolve’s short-term revenues or profitability if Rezolve believes that the decisions are consistent with its mission and will improve its long-term financial performance.

Rezolve is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses for the foreseeable future.

Rezolve incurred a net loss of, respectively, $37.7 million in the year ended December 31, 2021 and $104.1 million in the year ended December 31, 2022. At December 31, 2022, Rezolve had a total shareholders’ deficit of $27.3 million. These losses and accumulated deficit are a result of the substantial investments Rezolve made to grow its business, and Rezolve expects to make significant expenditures to expand its business in the future. Rezolve expects to increase its investment in sales and marketing as it continues to spend on marketing activities and expand its partner referral programs. Rezolve also plans to increase its investment in research and development as it continues to introduce new offerings and services to extend the functionality of its platform. Rezolve intends to invest in its merchant service and support operations, which it considers critical for its continued success. To support the continued growth of its business and to comply with continuously changing security and operational requirements, Rezolve plans to continue investing in its technical infrastructure, marketing and payroll systems. Rezolve expects that these increased expenditures will make it harder for Rezolve to achieve profitability, and Rezolve cannot predict if it will achieve profitability in the near-term or at all. Historically, Rezolve’s costs have increased each year due to these factors and Rezolve expects to continue to incur increasing costs to support its anticipated future growth. Rezolve also expects to incur additional general and administrative expenses as a result of both its growth and the increased costs associated with being a public company. Rezolve’s expenses may be greater than it anticipates, and Rezolve’s investments to improve the efficiency of its business, technical infrastructure, marketing and payroll systems may not be successful. Increases in costs may adversely affect Rezolve’s business and results of operations.

We expect to rely on a limited number of customers for a significant portion of our near-term revenue.

We currently generate a significant portion of our revenue from a single marketing agreement with the Radio Group GmbH (a related party) from which we expect to generate most of our revenues in the near future. Approximately 99% and 98% of our revenue was derived from sales of radio advertisements through Radio Group for the fiscal years ended December 31, 2022 and 2021, respectively, and we anticipate that a significant portion of our revenue will continue to be derived from sales through the marketing agreement in the foreseeable future. The terms and conditions of the marketing agreement with Radio Group permit Radio Group to terminate the Company’s ability to sell customers radio advertisements on a Radio Group radio station at any time (subject to notice and certain other provisions). Accordingly, the sudden loss of the Radio Group, the renegotiation of the marketing agreement, a substantial reduction in customer orders, failure to exercise customer options, inability to perform under contracts or significant deterioration in its condition could harm our business, results, operations and condition. If we fail to perform under the terms of the marketing agreement, the Radio Group could seek to terminate this agreement and/or pursue damages against us, including liquidated damages in certain instances, which could harm our business.

Because we rely on single agreement for a significant portion of our revenues, we depend on the operational effectiveness of the Radio Group. If the financial condition of Radio Group declines, our credit risk could increase. Should the Radio Group declare bankruptcy, be declared insolvent or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, this could adversely affect our ongoing revenues, the collectability of our accounts receivable and our net income.

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs and spending on technology, may adversely affect Rezolve’s business, operating results and financial condition.

Rezolve’s performance is subject to worldwide economic conditions and overall demand for technology and the impact of these factors on the economic performance of Rezolve’s current and prospective Channels and the levels of spending of their customers. In general, worldwide economic conditions may remain unstable, including inflation, and these conditions would make it difficult for Rezolve’s Channels, prospective Channels and merchants and Rezolve to forecast and plan future business activities accurately, and they could cause Rezolve’s Channels or prospective Channels and merchants to reevaluate their decision to purchase Rezolve’s solutions. Weak global economic conditions, changes in consumer behavior or a reduction in technology spending even if economic conditions stabilize, could adversely impact Rezolve’s business and results of operations in a number of ways, including longer sales cycles, lower demand or prices for Rezolve’s platform, fewer subscriptions and lower or no growth. For example, recent increased inflation, the residual effects of the collapse of Silicon Valley Bank and other financial institutions in March and April 2023, and resultant instability in global financial markets, may cause Rezolve’s customers to reduce spending, including on Rezolve’s services. Merchants and Channels may be disproportionately affected by economic downturns. Merchants and Channels frequently have limited budgets and may choose to allocate their spending to items other than Rezolve’s platform, especially in times of economic uncertainty or recessions.

Prolonged economic uncertainties or downturns could adversely affect Rezolve’s business, financial condition, and results of operations. Negative conditions in the global economy, including conditions resulting from financial and credit market fluctuations, heightened interest rates, changes in economic policy, trade uncertainty, including changes in tariffs, sanctions, international treaties and other trade restrictions, the occurrence of a natural disaster or global public health crisis, such as the COVID-19 pandemic, or armed conflicts, such as the conflict in Ukraine, and resulting sanctions imposed by countries, and retaliatory actions taken by Russia in response to such sanctions, could negatively affect the growth of Rezolve’s business.

Economic downturns may also adversely impact retail sales, which could result in merchants who use Rezolve’s platform going out of business or deciding to stop using Rezolve’s services in order to conserve cash. Weakening economic conditions may also adversely affect third-parties with whom Rezolve has entered into relationships and upon which Rezolve depends in order to grow its business. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or reduced transaction fees, any of which could adversely affect Rezolve’s business.

Rezolve’s limited operating history in a new and developing market makes it difficult to evaluate its current business and future prospects and may increase the risk that it will not be successful.

Rezolve is constantly evolving with new offerings and services such as Instant Checkout. This evolving platform makes it difficult to accurately assess Rezolve’s future prospects. Rezolve also operates in developing markets that may not develop as it expects. You should consider Rezolve’s future prospects in light of the challenges and uncertainties that it faces, including the fact that it may not be possible to discern fully the trends that Rezolve is subject to, that Rezolve operates in developing markets, and that elements of its business strategy are new and subject to ongoing development. Rezolve has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including, among other factors, increasing and unforeseen expenses as Rezolve continues to grow its business, undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. If Rezolve does not manage these risks successfully, its business, results of operations and prospects will be harmed.

Rezolve’s growth depends in part on the success of its strategic relationships with third parties.

Rezolve anticipates that the growth of its business will continue to depend on third-party relationships, including relationships with its referral sources, resellers, payment processors and other partners. Identifying, negotiating and documenting relationships with third parties requires significant time and resources as does integrating third-party content and technology. Rezolve’s agreements with providers of cloud hosting, technology, content and consulting services are typically non-exclusive and do not prohibit such service providers from working with competitors or from offering competing services. These third-party providers may choose to terminate their relationship with Rezolve or to make material changes to their businesses, offerings or services. Rezolve’s competitors may be effective in providing incentives to third parties to favor their offerings or services or to prevent or reduce subscriptions to Rezolve’s platform. In addition, these providers may not perform as expected under Rezolve’s agreements or under their agreements with Rezolve’s merchants, and Rezolve or its merchants may in the future have disagreements or disputes with such providers. If Rezolve loses access to products, offerings or services from a particular supplier, or experiences a significant disruption in the supply of products, offerings or services from a current supplier, including any single-source supplier, it could have an adverse effect on Rezolve’s business and operating results.

The markets for Rezolve’s offerings are new and evolving and may develop more slowly or differently than we expect. Rezolve’s future success is dependent on the growth and expansion of these markets, its ability to adapt and respond effectively to evolving market conditions and its relationship with its business partners.

The markets for Rezolve’s offerings are relatively new, rapidly evolving and unproven. Accordingly, it is difficult to predict customer adoption and renewals, demand for Rezolve’s platform and Rezolve’s offerings, the entry of competitive offerings, the success of existing competitive offerings, or the future growth rate, expansion, longevity and the size of Rezolve’s target markets. The expansion of, and Rezolve’s ability to penetrate, these new and evolving markets depends on a number of factors, including widespread awareness among key organizational decision makers of, and the cost, performance, effectiveness and perceived value associated with, digital adoption platforms and technologies. If we or other software and SaaS providers experience security incidents, loss or unauthorized acquisition or other processing of customer data, or disruptions in delivery or service, the market for these applications as a whole, including our platform and offerings, may be negatively affected. If digital adoption technologies and software do not continue to achieve market acceptance, or if there is a reduction in demand caused by decreased customer or user acceptance, technological challenges, weakening economic conditions (including in connection with international conflicts, economic downturns, and global pandemics like the COVID-19 pandemic), privacy, data protection, and cybersecurity concerns, governmental regulation, competing technologies and offerings, decreases in information technology spending or otherwise, or if software providers begin to implement digital adoption solutions natively within their existing products, the markets for our platform and offerings might not continue to develop or might develop more slowly than we expect, which could adversely affect our business, financial condition and results of operations.

Rezolve’s radio advertising business in Germany is susceptible to risks associated with economic downturns and recession.

On August 30, 2021, Rezolve acquired Any Lifestyle Marketing GmbH (“ANY”) from its shareholders including the Radio Group (a related party). ANY was incorporated on August 13, 2021. ANY was established to purchase the rights to sell services of the companies owned by Radio Group such as airtime advertisements. ANY’s business from incorporation is Radio Group’s predecessor marketing business prior to being “carved-out” and inserted into the newly formed company, ANY. For additional details, see “Rezolve’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

On December 28, 2022, the legal ownership of ANY reverted back to the sellers of ANY, the consideration shares were reclassified as deferred shares, and further negotiations took place between the sellers of ANY and the Company. On May 24, 2023, the sellers of ANY and the Company agreed that the Company could re-acquire the shares in ANY as soon as practicable after listing of Rezolve’s Ordinary Shares and on completion of the purchase, the deferred shares held by the sellers of ANY are to be reclassified as Ordinary Shares. If the sellers of ANY elect within 14 days of the listing of Rezolve’s Ordinary Shares, Rezolve must pay the sellers of ANY $5 million within 60 days after such election and upon such payment 4,854,368 of the consideration shares (as adjusted as a result of the Pre-Closing Demerger) held by those sellers will be reclassified as deferred shares. If Rezolve fails to make such payment, the sellers of ANY may reverse the acquisition.

If the Company does not consummate the Business Combination by November 30, 2023, the sellers of ANY may terminate the acquisition of ANY. The sellers of ANY may sell up to EUR two million (equivalent to $2,161,600) of their consideration shares within 60 days of the listing to existing shareholders of Rezolve. If the sellers of ANY do not find an interested buyer in the shares within 60 days, the sellers may elect within 14 days after that 60-day period that Rezolve pays the sellers EUR two million (equivalent to $2,161,600) within 10 business days and upon such payment 2,098,640 of the consideration shares (as adjusted as a result of the Pre-Closing Demerger) held by those sellers will be reclassified as deferred shares. If Rezolve fails to make such payment, the sellers of ANY may reverse the acquisition.

The failure of Rezolve to pay cash to the sellers of ANY may result in the reversal of the acquisition of ANY, which could adversely affect our business, financial condition and results of operations.

Non-performance under, termination, non-renewal or material modification of agreements with Rezolve’s business partners could have a material adverse effect on Rezolve’s business, financial condition and/or results of operations.

Rezolve expects to be dependent on its business partners to service its existing customers and ensure that subscription payments from expected merchant customers are subsequently remitted to Rezolve. Rezolve’s business partners may fail to meet their settlement obligations on a timely basis or at all. Such failures to pay, payment delays or other non-performance may be due to their insolvency or bankruptcy, a downturn in the economic cycle or factors specific to the relevant business partner. The failure of Rezolve’s business partners to meet their settlement obligations and/or Rezolve’s inability to find new business partners in a timely manner could have a material adverse effect on Rezolve’s financial condition and/or results of operations.

No assurance can be given that business partners will renew their agreements upon expiration of those agreements or that they will not request unfavorable amendments to existing agreements. Also, no assurance can be given that Rezolve will be successful in negotiating favorable terms with these business partners. Any failure to obtain renewals of existing agreements or failure to successfully negotiate favorable terms for such renewals of or amendments to existing agreements could result in a reduction in revenues and, accordingly, have a material adverse effect on Rezolve’s business, prospects, financial condition and/or results of operations.

Rezolve’s business could be harmed if it fails to manage its growth effectively.

Rezolve’s plans to grow in Germany, Latin America, U.S. and India and to expand into new geographies places significant demands on its operational infrastructure. The scalability and flexibility of its platform depends on the functionality of its technology and network infrastructure and its ability to handle increased traffic and demand. As merchant numbers grow and merchants increase their use of Rezolve’s platform, the number of orders processed through Rezolve’s platform and the amount of data and requests that it processes will increase. Any problems with the transmission of increased data and requests could result in harm to Rezolve’s brand or reputation. Moreover, as Rezolve’s business grows, Rezolve will need to devote additional resources to improving its operational infrastructure and continuing to enhance its scalability to maintain the performance of its platform.

Rezolve’s growth will likely continue to place, a significant strain on its managerial, administrative, operational, financial and other resources. Rezolve has grown from 21 employees at December 31, 2019 to 70 employees at December 31, 2022. Rezolve intends to further expand its overall business, including headcount, with no assurance that its revenues will grow. As Rezolve grows, it will be required to continue to improve its operational and financial controls and reporting procedures and it may not be able to do so effectively. As such, Rezolve may be unable to manage its expenses effectively in the future, which may negatively impact its gross profit or operating expenses.

In addition, Rezolve believes that an important contributor to its success has been its corporate culture, which it believes fosters innovation, teamwork, passion for its merchants and a focus on attractive designs and technologically advanced and well-crafted software. Most of Rezolve’s employees have been with Rezolve or Rezolve Limited for fewer than two years as a result of its rapid growth. As Rezolve continues to grow, Rezolve must effectively integrate, develop and motivate a growing number of new employees. As a result, Rezolve may find it difficult to maintain its corporate culture, which could limit its ability to innovate and operate effectively. Any failure to preserve Rezolve’s culture could also negatively affect its ability to retain and recruit personnel, continue to perform at current levels or execute its business strategy.

Rezolve’s operating and financial results forecast relies in large part upon assumptions and analyses developed by Rezolve. If these assumptions or analyses prove to be incorrect, Rezolve’s actual operating results may be materially different from its forecasted results.

The projected financial and operating information appearing elsewhere in this proxy statement/prospectus reflect current management estimates of future performance. Whether actual operating and financial results and business developments will be consistent with Rezolve’s expectations and assumptions as reflected in its forecasts depends on a number of factors, many of which are outside Rezolve’s control, including, but not limited to:

•	success and timing of existing and new market business development;

•	success and timing of new software development activity;

•	competition, including from established and future competitors;

•	Rezolve’s ability to manage its growth;

•	whether Rezolve can manage relationships with business partners and key customers;

•	Rezolve’s ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

•	the overall strength and stability of domestic and international economies.

While all projected financial and operating information is subject to significant uncertainties and contingencies, many of which are beyond Rezolve’s control, Rezolve believes that the preparation of projected financial information involves increasingly higher levels of uncertainty the further out the projected financial information extends from the date of preparation. Unfavorable changes in any of the above-listed or other factors, many of which are beyond Rezolve’s control, could cause Rezolve to fall materially short of its projections, which could materially and adversely affect its business, results of operations, prospects and financial results.

Rezolve does not have the history with its solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants.

Rezolve has limited experience determining the optimal prices for its solutions. Rezolve has changed its pricing model from time to time and expects to do so in the future. Given Rezolve’s limited experience with selling new solutions, Rezolve may not offer new solutions at the optimal price, which may result in Rezolve’s solutions not being profitable or not gaining market share. As competitors introduce new solutions that compete with Rezolve’s, especially in the payments space where Rezolve faces significant competition, Rezolve may be unable to attract new merchants at competitive pricing models. Pricing decisions may also impact the mix of adoption among Rezolve’s plans and negatively impact Rezolve’s overall revenues. Moreover, SMBs, which are generally sensitive to price and are expected to comprise a portion of the merchants using Rezolve’s platform, may be quite sensitive to price increases or prices offered by competitors. As a result, in the future, Rezolve may be forced to reduce its prices, which could adversely affect its financial results.

As a result of Rezolve’s business model, it may not be able to accurately assess its financial position and results of operations.

Rezolve intends to offer its platform primarily through a mix of monthly and single-year subscription agreements and is expected to recognize revenue ratably over the related subscription period. As a result, a large percentage of the revenues Rezolve expects to report each quarter may be derived from agreements entered into during prior months or years. In addition, Rezolve does not and will not record deferred revenues beyond amounts invoiced as a liability on its balance sheet. Such declines may negatively affect its revenues and deferred revenues balances in future periods, and the effect of significant downturns in sales and market acceptance of its platform, and potential changes in Rezolve’s rate of renewals, may not be fully reflected in Rezolve’s results of operations until future periods. Rezolve’s subscription model also may make it difficult for Rezolve to rapidly increase its total revenues and deferred revenues balance through additional sales in any period, as revenues from new customers must be recognized over the applicable subscription term. These factors may have an adverse effect on Rezolve’s business, results of operations and financial condition.

Rezolve’s business is susceptible to risks associated with international sales and the use of its platform in various countries.

Rezolve’s international sales and the use of its platform in various countries subject Rezolve to risks that include, but are not limited to:

•

lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;

•	difficulties in ensuring compliance with countries’ multiple, conflicting and changing international trade, customs and sanctions laws;

•

difficulties in complying with laws relating to privacy, data protection, and cybersecurity, including the UK General Data Protection Regulation, some of which may require that merchant and customer data be stored and processed in a designated territory;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings;

•	greater difficulty in enforcing contracts, including Rezolve’s universal terms of service and other agreements;

•

uncertain political and economic climates, including the economic impact of inflation, the possibility of a global economic recession, the COVID-19 pandemic and other geopolitical uncertainty and instability, such as the ongoing conflict in Ukraine, resulting sanctions imposed by countries, and retaliatory actions taken by Russia in response to such sanctions;

•	currency exchange rates;

•	reduced or uncertain protection for intellectual property rights in some countries; and

•	new and different sources of competition.

These factors may cause Rezolve’s international costs of doing business to increase and may also require significant management attention and financial resources. Any negative impact from Rezolve’s international business efforts could adversely affect Rezolve’s business, results of operations and financial condition.

As Rezolve and its channels and merchants adopt its proprietary machine learning systems, it may be exposed to risks related to systems efficiency and disclosure and changes to the political and regulatory framework for AI technology, which can adversely affect Rezolve’s business, financial condition and results of operations.

Rezolve’s future success will depend in large part on establishing and growing a market for its solutions and systems, which proprietary machine learning algorithm processes vast amounts of data collected from user interactions. Rezolve’s AI capabilities analyze user behavior and preferences, and identify patterns and trends that inform the creation of personalized experiences for each user, which allows merchants to deliver marketing campaigns, content, offers, and promotions that cater specifically to individual users, leading to higher engagement and conversion rates. Rezolve’s machine learning systems may inadvertently reduce the efficiency of Rezolve’s systems, or may cause unintentional or unexpected outputs that are incorrect, do not match Rezolve’s business goals, do not comply with Rezolve’s policies, or otherwise are inconsistent with Rezolve’s brand. Any errors or vulnerabilities discovered in our code could also result in damage to its reputation, loss of its channels and merchants, unauthorized disclosure of personal and confidential information, loss of revenues or liability for damages, any of which could adversely affect Rezolve’s growth prospects and its business.

The political and regulatory framework for AI technology and machine learning is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the countries in which Rezolve operates, or existing laws and regulations may be interpreted in new ways, that would affect the operation of Rezolve’s network and the way in which Rezolve uses AI technology and machine learning, including with respect to laws related to privacy, data protection, cybersecurity and processing customer information. The cost to comply with such laws or regulations could be significant and would increase Rezolve’s operating expenses, which could adversely affect its business, financial condition and results of operations.

Exchange rate fluctuations may negatively affect Rezolve’s results of operations.

Exchange rate fluctuations may affect Rezolve’s merchant solutions as Rezolve may generate revenues in different currencies. For example, if in the future Rezolve generates revenues through Instant Buy in the local currency of the country in which the applicable merchant is located, Rezolve will be exposed to currency fluctuations to the extent revenues in foreign currencies from Instant Buy payments increase. Fluctuations in these foreign currencies could adversely affect Rezolve’s growth prospects and its business.

Rezolve’s operating results are expected to be subject to seasonal fluctuations.

Rezolve’s merchant transaction-based revenues are expected to be correlated with the number of transactions that Rezolve’s merchants process through its platform. Certain of its merchants are expected to be subject to seasonal fluctuations as a result of holidays in the countries in which they operate resulting in increased or decreased consumer spending. If Rezolve grows its merchant solutions offerings, Rezolve cannot guarantee that its business will not become more seasonal in the future, and historical patterns in its business may not be a reliable indicator of Rezolve’s future sales activity or performance.

If Rezolve fails to improve and enhance the functionality, performance, reliability, design, security and scalability of its platform in a manner that responds to merchants’ evolving needs, its business may be adversely affected.

The markets in which Rezolve competes are characterized by constant change and innovation, and Rezolve expects them to continue to evolve rapidly. Rezolve’s ability to attract new merchants and increase sales to new merchants will depend in large part on its ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of its platform as well as introduce new features, capabilities and offerings to its platform.

Rezolve may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. Software development involves a significant amount of time for Rezolve’s research and development team, as it can take Rezolve’s developers months to update, code and test new and upgraded solutions and integrate them into its platform. Rezolve must also continually update, test and enhance its software platform. For example, Rezolve’s design team spends a significant amount of time and resources incorporating various design enhancements, such as customized colors, fonts, content and other features, into its platform. The continual improvement and enhancement of Rezolve’s platform requires significant investment and Rezolve may not have the resources to make such investment. To the extent Rezolve is not able to improve and enhance the functionality, performance, reliability, design, security and scalability of its platform in a manner that responds to Rezolve’s merchants’ evolving needs, Rezolve’s business, operating results and financial condition will be adversely affected.

Rezolve may not be able to compete successfully against current and future competitors.

Rezolve faces competition in various aspects of its business, and Rezolve expects such competition to grow in the future. Rezolve has competitors with longer operating histories, larger customer bases, greater brand recognition, more experience and more extensive commercial relationships in certain jurisdictions, and greater financial, technical, marketing and other resources than Rezolve. As a result, Rezolve’s current and potential competitors may be able to develop products, offerings and services better received by merchants or may be able to respond more quickly and effectively than Rezolve can to new or changing opportunities, technologies, regulations or merchant requirements. In addition, certain of Rezolve’s larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause Rezolve to lose potential sales or to sell Rezolve’s solutions at lower prices.

Competition may intensify as Rezolve’s competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand into Rezolve’s market segments or geographic markets. For example, certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against Rezolve in areas where Rezolve operates including: by integrating competing platforms or features into products or offerings they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; or by making access to Rezolve’s platform more difficult. Further, current and future competitors could choose to offer a different pricing model or to undercut prices in an effort to increase their market share. If Rezolve cannot compete successfully against current and future competitors, Rezolve’s business, results of operations and financial condition could be negatively impacted.

Payment transactions on Rezolve’s platform may be subject to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm Rezolve’s business.

Rezolve may become subject to a number of risks related to payments processed through Instant Buy, including:

•	the payment of interchange and other fees, which may increase Rezolve’s operating expenses;

•	if Rezolve is unable to maintain its chargeback rate at acceptable levels, its credit card fees may increase or credit card issuers may terminate their relationship with Rezolve;

•	increased costs and diversion of management time and effort and other resources to deal with fraudulent transactions or chargeback disputes;

•	potential fraudulent or otherwise illegal activity by merchants, their customers, developers, employees or third parties;

•	restrictions on funds or required reserves related to payments; and

•	additional disclosure and other requirements, including new reporting regulations and new credit card association rules.

Rezolve is required by its payment processors to comply with payment card network operating rules. The payment card networks set and interpret the card rules. Rezolve faces the risk that one or more payment card networks or other processors may, at any time, assess penalties against Rezolve or terminate its ability to accept credit card payments or other forms of online payments from customers, which would have an adverse effect on Rezolve’s business, financial condition and operating results.

If Rezolve fails to comply with the rules and regulations adopted by the payment card networks, including the Payment Card Industry Data Security Standard, or PCI DSS, Rezolve would be in breach of its contractual obligations to its payment processors, financial institutions, partners and merchants. Such failure to comply may subject Rezolve to fines, penalties, damages, higher transaction fees and civil liability, and could eventually prevent Rezolve from processing or accepting payment cards or could lead to a loss of payment processor partners, even if there is no compromise of customer information.

Rezolve is currently subject to a variety of laws and regulations in the U.S., Mexico, the UK, Europe, India and elsewhere related to payment processing, including those governing cross-border and domestic money transmission, electronic funds transfers, foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. Depending on how Instant Buy and Rezolve’s other merchant solutions evolve, Rezolve may be subject to additional laws in the U.S., Mexico, China, the UK, Europe, India and elsewhere. In certain jurisdictions, the application or interpretation of these laws and regulations is not clear. Rezolve’s efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that Rezolve is alleged to be in violation of any such legal or regulatory requirements, it may be subject to claims, demands, and litigation by private parties, and governmental investigations and other proceedings, which may result in Rezolve being subject to cease and desist orders, monetary fines or other penalties or liabilities, or being required to make changes to its platform or other aspects of its operations, any of which could have an adverse effect on its business, financial condition and results of operations.

Rezolve has in the past made and in the future may make acquisitions and investments, which could divert management’s attention, result in operating difficulties and dilution to Rezolve’s shareholders and otherwise disrupt Rezolve’s operations and adversely affect its business, operating results or financial position.

From time to time, Rezolve evaluates potential strategic acquisition or investment opportunities. Any transactions that Rezolve enters into could be material to its financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, such as:

•	diversion of management time and focus from operating Rezolve’s business;

•	use of resources that are needed in other areas of Rezolve’s business;

•	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;

•	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company, including potential risks to Rezolve’s corporate culture;

•

in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and offerings and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto Rezolve’s platform and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	in the case of an acquisition, retention and integration of employees from the acquired company;

•	unforeseen costs or liabilities;

•	adverse effects to Rezolve’s existing business relationships with partners and merchants as a result of the acquisition or investment;

•	the possibility of adverse tax consequences;

•	litigation or other claims arising in connection with the acquired company or investment; and

•

in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

In addition, a significant portion of the purchase price of companies that Rezolve acquires may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment on at least an annual basis. In the future, if Rezolve’s acquisitions do not yield expected returns, Rezolve may be required to take charges to its operating results based on this impairment assessment process, which could adversely affect Rezolve’s results of operations.

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect Rezolve’s share price, or result in issuances of securities with superior rights and preferences to the Ordinary Shares or the incurrence of debt with restrictive covenants that limit Rezolve’s future uses of capital in pursuit of business opportunities.

Rezolve may not be able to identify acquisition or investment opportunities that meet Rezolve’s strategic objectives, or to the extent such opportunities are identified, Rezolve may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to Rezolve. At this time, Rezolve has made no commitments or agreements with respect to any such transaction.

Rezolve is a party to the Loan Note Instrument, which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

The Loan Note Instrument contains a number of covenants that limit Rezolve’s ability and its subsidiaries’ ability to, among other things, incur indebtedness that would rank senior to the Convertible Notes, advance loans, create security interests, enter into a corporate strategic relationship other than in the ordinary course of business and to acquire or dispose of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market cap of Rezolve for the 90 calendar days prior to such transaction (calculated based on the volume-weighted average share price of the shares of Rezolve in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve without consent of the majority of noteholders. These covenants remain in force while the Convertible Notes are outstanding, including for so long as one or more of Apeiron Investment Group Ltd, Bradley Wickens and any of their respective affiliates or assignees holds at least an aggregate of $20 million of the principal amount of the Convertible Notes from time to time.

The terms of the Loan Note Instrument may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against companies who are not subject to such restrictions. If Rezolve is unable to comply with the covenants under the Loan Note Instrument or with other Loan Note Instrument requirements, the noteholders may accelerate Rezolve’s obligations under the Loan Note Instrument and foreclose upon the collateral, or Rezolve may be forced to sell assets, restructure its indebtedness or seek additional equity capital, which would dilute Rezolve’s shareholders’ interests.

Rezolve may need to raise additional funds to pursue its growth strategy or continue its operations, and Rezolve may be unable to raise capital when needed or on acceptable terms.

From time to time, Rezolve may seek additional equity or debt financing to fund its growth, enhance its platform, respond to competitive pressures or make acquisitions or other investments. Rezolve’s business plans may change, general economic, financial or political conditions in its markets may deteriorate or other circumstances may arise, in each case that have a material adverse effect on Rezolve’s cash flows and the anticipated cash needs of Rezolve’s business. Any of these events or circumstances could result in significant additional funding needs, requiring Rezolve to raise additional capital. Rezolve cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, Rezolve may be unable to expand Rezolve’s business at the rate desired and Rezolve’s results of operations may suffer. Financing through issuances of equity securities would be dilutive to holders of Rezolve’s shares.

Failure to effectively develop and expand Rezolve’s marketing, sales, customer service, and content management capabilities could harm its ability to increase Rezolve’s customer base and achieve broader market acceptance of Rezolve’s platform.

Rezolve’s sales cycle, from initial contact to contract execution and implementation can take significant time. Rezolve’s sales efforts involve educating its clients about the use, technical capabilities and benefits of Rezolve’s platform. Certain of Rezolve’s clients undertake an evaluation process that frequently involves not only its platform but also the offerings of Rezolve’s competitors. As a result, it is difficult to predict when Rezolve will obtain new clients and begin generating revenues from new clients. Even if Rezolve’s sales efforts result in obtaining a new client, under Rezolve’s usage-based pricing model, to a large degree the client controls when and to what extent it uses Rezolve’s platform. As a result, Rezolve may not be able to add clients or generate revenues as quickly as Rezolve may expect, which could harm Rezolve’s revenue growth rates.

If the availability of Rezolve’s platform does not meet its service-level commitments to customers, Rezolve’s current and future revenues may be negatively impacted.

Rezolve typically commits to its customers that its platform will maintain a minimum service-level of availability. If Rezolve is unable to meet these commitments, Rezolve may be obligated to provide customers with additional capacity, which could significantly affect its revenues. Further, any failure to meet its service-level commitments could damage its reputation and adoption of its platform, and Rezolve could face loss of revenues from reduced future consumption of its platform. Any service-level failures could adversely affect Rezolve’s business, financial condition, and results of operations.

Rezolve will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

Rezolve intends to use the net proceeds that it receives in this offering for working capital and other general corporate purposes, which may include offering development, general and administrative matters and capital expenditures. Rezolve may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement its business, although Rezolve has no present commitments or agreements to enter into any acquisitions or investments. Consequently, Rezolve’s management will have broad discretion over the specific use of these net proceeds and may do so in a way with which Rezolve’s investors disagree. The failure by Rezolve’s management to apply and invest these funds effectively may not yield a favorable return to Rezolve’s investors and may adversely affect Rezolve’s business and financial condition. Pending their use, Rezolve may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If Rezolve does not use the net proceeds that it receives in this offering effectively, Rezolve’s business, results of operations, and financial condition could be adversely affected.

Rezolve does not intend to pay dividends for the foreseeable future.

Rezolve may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay any cash dividends for the foreseeable future. As a result of Rezolve’s current dividend policy, you may not receive any return on an investment in Ordinary Shares unless you sell Ordinary Shares for a price greater than that which you paid for them. Any future determination to declare and pay cash dividends will be at the discretion of Rezolve’s board of directors and will depend on, among other things, Rezolve’s financial condition, results of operations, cash requirements, contractual restrictions and such other factors as Rezolve’s board of directors deems relevant.

Expansion into geographies such as the U.S., Latin America, India, and China in the future, is important to the growth of Rezolve’s business, and if Rezolve does not manage the business and economic risks of international expansion effectively, it could materially and adversely affect Rezolve’s business, financial condition and results of operations.

Rezolve’s future success depends, in part, on Rezolve’s ability to expand its penetration of the international markets in which it currently operates and to expand into additional international markets. Rezolve’s ability to expand internationally will depend upon its ability to deliver functionality and other features that reflect the needs and preferences of the international customers that we target and to successfully navigate the risks inherent in operating a business internationally. Any new geographic market could have different characteristics from the markets in which Rezolve currently operates, and Rezolve’s success in such markets will depend on its ability to adapt properly to these differences. These differences may include limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, differing regulatory requirements, tax laws, trade laws, labor regulations, corporate formation laws and requirements and tariffs. In addition, expanding into new geographic markets will increase Rezolve’s exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards.

A regional or global health pandemic, including the global COVID-19 pandemic, may adversely impact Rezolve’s business, results of operations and financial performance.

A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, in March 2020, the World Health Organization characterized COVID-19 as a global pandemic, which has had numerous effects on the global economy. The COVID-19 pandemic and efforts to control its spread significantly curtailed the movement of people, goods and services, including in most or all of the regions in which Rezolve sells its offerings and services and conducts its business operations. While Rezolve has so far been able to mitigate the impacts of the COVID-19 pandemic on its business, Rezolve cannot guarantee that this will continue to be the case or that a pandemic in the future will have the same outcome.

Although Rezolve’s results have not been materially affected by COVID-19 to date, Rezolve is unable to accurately predict the impact that other global health crises will have on Rezolve’s or its business partners’ or customers’ operations.

To the extent the COVID-19 pandemic, or any similar future pandemic or related events could have a material adverse effect on Rezolve’s or Rezolve’s customers’ and business partners’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If Rezolve is unable to hire, retain and motivate qualified personnel, its business will be adversely affected.

Rezolve’s future success depends, in part, on its ability to continue to attract and retain highly skilled personnel. The inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm

Rezolve’s business, financial condition and operating results. Rezolve’s ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing software and internet-related services, will be critical to Rezolve’s future success. Competition for highly skilled personnel can be intense due in part to the more limited pool of qualified personnel as compared to other types of employees. In addition, to the extent Rezolve hires personnel from competitors, Rezolve may be subject to allegations that such personnel have been improperly solicited or divulged proprietary or other confidential information. While Rezolve intends to issue stock options or other equity awards as key components of its overall compensation and employee attraction and retention efforts, it is required under U.S. GAAP to recognize compensation expense in its operating results for employee stock-based compensation under its equity grant programs which may increase the pressure to limit stock-based compensation.

Rezolve is dependent on the continued services and performance of its senior management and other key employees, the loss of any of whom could adversely affect Rezolve’s business, operating results and financial condition.

Rezolve’s future performance depends on the continued services and contributions of Rezolve’s senior management, including Rezolve’s Chief Executive Officer, Daniel Wagner, Chief Financial Officer, Richard Burchill, Chief Technology Officer, Salman Ahmad, and Chief Executive Officer for Technology, Product and Digital Services, Sauvik Banerjjee, and other key employees to execute its business plan and to identify and pursue new opportunities and offering innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of Rezolve’s strategic objectives. In addition, certain of the members of Rezolve’s current senior management team have only been working together for a short period of time, which could adversely impact Rezolve’s ability to achieve its goals. From time to time, there may be changes in Rezolve’s senior management team resulting from the hiring or departure of executives, which could disrupt Rezolve’s business. Rezolve does not maintain key person life insurance policies on any of its employees other than a policy providing limited coverage on the life of its Chief Executive Officer. The loss of the services of one or more of Rezolve’s senior management or other key employees for any reason could adversely affect Rezolve’s business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within Rezolve’s business, and could affect Rezolve’s corporate culture.

Rezolve expects to be dependent upon consumers’ and merchants’ willingness to use the internet and internet-enabled mobile devices for commerce.

Rezolve’s success depends upon the general public’s continued willingness to use the internet and internet-enabled mobile devices as a means to pay for purchases, communicate, access social media, research and conduct commercial transactions, including through mobile devices. If consumers or merchants become unwilling or less willing to use the internet or internet-enabled mobile devices for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to merchants’ and consumers’ computers, increases in the cost of accessing the internet and cybersecurity, data protection, and privacy risks or the perception of such risks, Rezolve’s business could be adversely affected.

Risks related to Rezolve’s Software, Platform, and Security

If Rezolve’s software or platform contains serious errors or defects, Rezolve may lose revenues and market acceptance and may incur costs to defend or settle claims with its merchants.

Software or platforms such as Rezolve’s may contain errors, defects, security vulnerabilities or bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, Rezolve’s software or platform may contain serious errors or defects, security vulnerabilities or bugs that Rezolve may be unable to successfully detect, correct or otherwise address in a timely manner or at all, which could result in security breaches or incidents, interruptions, lost revenues, significant expenditures of capital, a delay or loss in market acceptance, damage to Rezolve’s reputation and brand, and other harm, any of which could have an adverse effect on its business, financial condition, and operations. Furthermore, Rezolve’s software and platform is a multi-tenant cloud-based system that allows Rezolve to deploy new versions and enhancements to all of its merchants simultaneously. To the extent Rezolve deploys new versions or enhancements that contain errors, defects, security vulnerabilities or bugs to all of its merchants simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of its merchants.

Since Rezolve expects its merchants will use its software or platform for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions or bugs, or security breaches or incidents of, Rezolve’s software or platform could result in losses to its merchants. Rezolve’s merchants may seek significant compensation from Rezolve for any losses they suffer or believe they may have suffered or cease conducting business with Rezolve altogether. Further, merchants could share negative information about their experiences with Rezolve on social media or in other channels or forums, which could result in damage to Rezolve’s reputation and loss of future sales. There can be no assurance that provisions typically included in Rezolve’s agreements with its merchants that attempt to limit its exposure to claims would be enforceable or adequate or would otherwise protect Rezolve from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against Rezolve by any of its merchants would likely be time-consuming and costly to defend against and could seriously damage Rezolve’s reputation and brand, making it harder for Rezolve to sell its offerings and services.

A denial of service attack or security breach or incident could delay or interrupt service to Rezolve’s merchants and their customers, harm Rezolve’s reputation and subject Rezolve to significant liability.

Rezolve’s platform and systems may be subject to distributed denial-of-service (“DDoS”) attacks and other sources of disruption or interruption, or security breaches or incidents, including catastrophic events, error or malfeasance by employees, contractors, or other third parties, equipment malfunction or constraints, software defects or deficiencies, bugs, vulnerabilities, computer viruses, ransomware, and other malware, phishing attacks, and cyberattacks. Rezolve cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures or measures are or will be adequate to identify, detect, prevent or mitigate any such events. Techniques used to obtain unauthorized access to systems and data change frequently and the size of DDoS attacks is increasing while other threats, including ransomware, increasingly are prevalent in Rezolve’s industry. Such threats also may be heightened as a result of many of Rezolve’s employees and contractors working remotely. Rezolve may be unable to identify or implement adequate preventative measures for any cyberattack, disruption, interruption or other security breach or incident, cease or mitigate attacks or other sources of system disruptions or security breaches or incidents, or remediate them in a timely manner or at all. A DDoS attack or security breach or incident could delay or interrupt service to Rezolve’s merchants and their customers and may deter consumers from visiting Rezolve’s merchants’ shops. In addition, any actual or perceived DDoS attack or other source of system interruption or disruption, or security breach or incident, could result in a loss of or unauthorized use, alteration, unavailability, disclosure or other processing or compromise of personal data, intellectual property or confidential data of Rezolve and its customers, damage Rezolve’s reputation and brand, result in a loss of business, expose Rezolve to a risk of claims, demands and litigation by private parties, and investigations or other proceedings by governmental authorities, possible fines, penalties and other liabilities, and require Rezolve to expend significant capital and other resources in efforts to alleviate problems caused by the interruption, disruption or security breach or incident. Rezolve also may be required to incur significant costs in an effort to prevent and mitigate system and network disruptions and cyberattacks and other sources of security breaches and incidents. Rezolve engages third-party service providers to store and otherwise process certain of its data, including confidential information and personal and other data relating to individuals. Its service providers may also be the targets of cyberattacks and other malicious activity and other sources of security breaches and incidents, which create similar risks for Rezolve.

Certain jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and Rezolve’s agreements with certain customers require Rezolve to notify them in the event of a security incident. Such mandatory disclosures or any other disclosures regarding any such event could lead to negative publicity and may cause Rezolve’s merchants to lose confidence in the effectiveness of its data security measures. Moreover, if a high-profile security breach or incident occurs with respect to another SaaS provider, merchants may lose trust in the security of the SaaS business model generally, which could adversely impact Rezolve’s ability to retain existing merchants or attract new ones. Any of these circumstances could have an adverse effect on Rezolve’s business, financial condition and results of operations.

Rezolve uses a limited number of data centers to deliver its services. Any disruption of service at these facilities could harm Rezolve’s business.

Rezolve currently manages its services and serves all of its merchants from third-party data center facilities. While Rezolve owns the hardware on which its platform runs and deploys this hardware to the data center facilities, Rezolve does not control the operation of these facilities. Rezolve has experienced, and may in the future experience, failures at the third-party data centers where its hardware is deployed. Data centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, conflicts (including the conflict in Ukraine), terrorist attacks, power losses, hardware failures, systems failures, outages, telecommunications failures, and other events. Any of these events could result in lengthy interruptions in Rezolve’s services. Changes in law or regulations applicable to data centers in various jurisdictions, or in their interpretation or enforcement, could also cause a disruption in service. Certain jurisdictions may also impose data localization requirements, which mandate information to be stored in the jurisdiction of origin. These regulations may inhibit Rezolve’s ability to expand into those markets or prohibit Rezolve from offering services in those markets without significant additional costs. Interruptions in Rezolve’s services would reduce its revenues, subject Rezolve to potential liability and adversely affect its ability to retain its merchants or attract new merchants. The performance, reliability and availability of Rezolve’s platform are critical to its reputation and ability to attract merchants. Merchants could share negative information about experiences with Rezolve on social media and in other forums, which could result in damage to Rezolve’s reputation and loss of future sales. Any of the risks above, if realized, could have an adverse effect on Rezolve’s business, financial condition and results of operations.

Rezolve’s business and prospects would be harmed if changes to technologies used in Rezolve’s platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which merchants and consumers interface with Rezolve’s platform.

Providers of internet browsers may from time to time introduce new features that could make it difficult for merchants to use Rezolve’s platform. In addition, internet browsers for desktop or mobile devices could introduce new features or change existing browser specifications, which could result in them being incompatible with Rezolve’s platform, or preventing consumers from accessing Rezolve’s merchants’ shops. Any changes to technologies used in Rezolve’s platform, to existing features that Rezolve relies on, or to operating systems or internet browsers, that make it difficult for merchants to access Rezolve’s platform or consumers to access Rezolve’s merchants’ shops, could adversely impact Rezolve’s business, financial condition, results of operations, and prospects.

Rezolve relies on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide its solutions and run its business.

Rezolve relies on computer hardware, purchased or leased, and software licensed from and services rendered by third parties to provide its solutions and run its business. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use or any failures of third-party hardware, software or services, particularly when such third-party is a sole source supplier to Rezolve, could result in delays in Rezolve’s ability to provide its solutions or run its business until equivalent hardware, software or services are developed by Rezolve or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could have an adverse effect on Rezolve’s business, financial condition and operating results. Further, merchants could assert claims against Rezolve in connection with such service disruptions or cease conducting business with Rezolve completely. Even if not successful, a claim brought against Rezolve by any of Rezolve’s merchants would likely be time-consuming and costly to defend and could seriously damage Rezolve’s reputation and brand, making it harder for Rezolve to sell its solutions.

If Rezolve does not or cannot maintain the compatibility of its platform with third-party applications that its customers use in their businesses, Rezolve’s revenues will decline.

Rezolve’s technologies that allow its platform to interoperate with various third-party applications are critically important to its business. Third-party systems are constantly evolving, and it is difficult to predict the challenges that Rezolve may encounter in developing its platform for use with such third-party systems, and Rezolve may not be able to modify its platform to assure its compatibility with the systems of other third parties following any changes to their systems. Without a convenient way for customers that Rezolve expects to have to integrate with Rezolve’s offerings and services, customers may be less likely to renew or upgrade their subscriptions or prospective customers may be less likely to acquire subscriptions, at current prices or at all.

Mobile devices are increasingly being used to conduct commerce, and if Rezolve’s solutions do not operate as effectively when accessed through these devices, Rezolve’s merchants and their customers may not be satisfied with Rezolve’s services, which could harm Rezolve’s business.

Rezolve is dependent on the interoperability of its platform with third-party mobile devices and mobile operating systems as well as web browsers that Rezolve does not control. Any changes in such devices, systems or web browsers that degrade the functionality of its platform or give preferential treatment to competitive services could adversely affect usage of its platform. Effective mobile functionality is integral to Rezolve’s current business and long-term development and growth strategy. In the event that Rezolve’s merchants and their customers have difficulty accessing and using Rezolve’s platform on mobile devices, its business, financial condition, and operating results could be adversely affected.

Rezolve may store and process personal data of its merchants and their customers. If the security of this information is compromised or otherwise subjected to unauthorized access, Rezolve’s reputation may be harmed and Rezolve may be exposed to liability.

Rezolve may in the future store and otherwise processes data, including personal data, credit card information, and other confidential information, of its merchants and their customers. Rezolve does not expect to regularly monitor or review the content of data that its merchants upload and store and, therefore, does not control the substance of the content on its servers, which may include personal data. Rezolve may experience successful attempts by third parties to obtain unauthorized access to, or to exfiltrate, alter, or otherwise process without authorization, data of its merchants and their customers. This data could also be lost, used, altered, rendered unavailable, disclosed or otherwise processed or compromised through human error or malfeasance. The unauthorized access to, or loss, unauthorized use, alteration, unavailability, disclosure, processing or other compromise of, this data could have an adverse effect on Rezolve’s business, financial condition and results of operations.

Rezolve is also subject to laws and regulations regarding privacy, data protection, and cybersecurity, including the EU General Data Protection Regulation, the UK General Data Protection Regulation, and the ePrivacy Directive (collectively, “European Data Protection Laws”). European Data Protection Laws regulate the collection, use and other processing of personal data, and impose requirements in connection with such processing that often are more restrictive than in other jurisdictions. For example, European Data Protection Laws may, for example, require companies processing personal data on behalf of customers to cooperate with data protection authorities, implement security measures, enter into data processing agreements, execute standard contractual clauses to effectuate data transfers to third countries, and keep records of data processing activities. Numerous other jurisdictions have also proposed or enacted laws and regulations addressing these matters.

European Data Protection Laws and other laws, regulations and other actual and asserted obligations applicable to privacy, data protection and cybersecurity evolve rapidly and are subject to varying interpretations, and Rezolve may not be or have been, and may face allegations that its activities are not or have not been, compliant with such applicable laws, regulation, or obligations. Certain jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and Rezolve’s agreements with certain merchants require Rezolve to notify them in the event of a security incident. Rezolve posts on its website its privacy policy and terms of service, which describe its practices concerning the use, transmission and disclosure of merchant data and certain other data relating to their customers. In addition, the interpretation of laws, regulations, and obligations in certain jurisdictions, and their application to Rezolve, are unclear and in a state of flux. There is a risk that these laws, regulations, and obligations may be interpreted and applied in conflicting ways, and in manners inconsistent with Rezolve’s practices. Changes to laws, regulations, and other obligations applicable or alleged to be applicable to Rezolve, including certain industry standards and contractual obligations, such as the Payment Card Industry Data Security Standard, may impose more stringent requirements for compliance and impose significant penalties for non-compliance or provide for significant damages in the event of breach or violation. Rezolve expects that there will continue to be new proposed laws, regulations, and obligations relating to privacy, data protection, and cybersecurity, including in the European Economic Area, the United Kingdom and other jurisdictions, and Rezolve cannot yet determine the impact such future laws, regulations, and obligations may have on its business. Any such new laws, regulations, or other actual or asserted obligations relating to privacy, data protection or cybersecurity, or changing interpretations of such laws, regulations, or obligations, may cause Rezolve to modify its policies and practices, which may involve expending substantial costs and require substantial time and effort from management and technical personnel, in efforts to comply with them. Because Rezolve’s services are accessible worldwide, certain foreign jurisdictions may claim that Rezolve is required to comply with their laws, regulations, and obligations, including in jurisdictions where Rezolve has no local entity, employees or infrastructure.

Rezolve’s failure or perceived failure to comply with federal, state, provincial, and foreign laws, regulations, or other actual and asserted obligations regarding privacy, data protection or cybersecurity could lead to investigations, inquiries, and other proceedings by governmental authorities, significant fines, penalties and other liabilities imposed by regulators, as well as claims, demands and litigation by Rezolve’s merchants or their customers or other private actors. These matters could force Rezolve to spend money in efforts to defend or settle proceedings, result in the imposition of monetary and other liabilities, including orders to modify or cease certain practices and other obligations, divert management’s time and attention, increase Rezolve’s costs of doing business, and adversely affect Rezolve’s reputation and market position and the demand for Rezolve’s solutions. For example, noncompliance with the UK General Data Protection Regulation can trigger fines of up to GBP 17.5 million or 4% of global annual revenues, whichever is higher. If Rezolve’s efforts to comply with laws, regulations, and obligations are not or are not perceived to be successful, Rezolve may be subject to penalties and fines that could adversely impact its business, financial condition, and operating results, and could face significant impairment of its ability to conduct business in the United Kingdom, the European Economic Area, and other jurisdictions. In addition, if Rezolve’s security measures fail to protect credit card information adequately, Rezolve could be liable to both its merchants and their customers for their losses, as well as Rezolve’s payments processing partners under its agreements with them. As a result, Rezolve could be subject to fines and higher transaction fees, Rezolve could lose its ability to accept certain types of payments, Rezolve could face regulatory and private action, and Rezolve’s merchants could end their relationships with it. There can be no assurance that the limitations of liability in Rezolve’s contracts would be enforceable or adequate or would otherwise protect Rezolve from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against Rezolve could have an adverse effect on Rezolve’s business, financial condition and results of operations.

Risks related to Rezolve’s Brand

Rezolve’s brand is important to its success. If Rezolve fails to effectively maintain, promote and enhance Rezolve’s brand, Rezolve’s business and competitive advantage may be harmed.

Rezolve believes that maintaining, promoting and enhancing the Rezolve brand is important to expanding its business. Maintaining and enhancing Rezolve’s brand will depend largely on Rezolve’s ability to provide high-quality, well-designed, useful, reliable and innovative solutions, which Rezolve may not do successfully.

Errors, defects, disruptions or other performance problems with Rezolve’s platform may harm Rezolve’s reputation and brand. Rezolve may introduce new solutions or terms of service that its merchants and their customers do not like, which may negatively affect Rezolve’s brand. Additionally, if Rezolve’s merchants or their customers have a negative experience using Rezolve’s solutions such an experience may affect Rezolve’s brand.

Rezolve believes that the importance of brand recognition will increase as competition in its market increases. In addition to Rezolve’s ability to provide reliable and useful solutions at competitive prices, successful promotion of its brand will depend on the effectiveness of its marketing efforts. While Rezolve markets its platform primarily through advertisements, targeted media campaigns and social networking and media sites, Rezolve’s platform is also marketed through a number of free-traffic sources, including customer referrals and word-of-mouth. Rezolve’s efforts to market its brand have involved significant expenses, which Rezolve intends to increase. Rezolve’s marketing spend may not yield increased revenues, and even if it does, any increased revenues may not offset the expenses Rezolve incurs in building and maintaining its brand.

Activities of merchants or the content of their shops could damage Rezolve’s brand, subject Rezolve to liability and harm its business and financial results.

Rezolve’s terms of service prohibit Rezolve’s merchants from using Rezolve’s platform to engage in illegal activities and Rezolve’s terms of service permit Rezolve to take down a merchant’s shop if Rezolve becomes aware of such illegal use. Merchants may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, which could subject Rezolve to liability. Furthermore, Rezolve’s brand may be negatively impacted by the actions of merchants that are deemed to be hostile, offensive, inappropriate or illegal. Rezolve does not proactively monitor or review the appropriateness of the content of Rezolve’s merchants’ shops and Rezolve does not have control over merchant activities. The safeguards Rezolve has in place, including deep-learning tools which analyze text, URLs, images, audio and video for unwanted material (including, but not limited to, profanity, mature or adult material, content depicting violence, hate speech, depictions of illegal drugs and data or internet locations recognized as spam), may not be sufficient for Rezolve to avoid liability or avoid harm to Rezolve’s brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect Rezolve’s business and financial results.

If Rezolve fails to maintain a consistently high level of customer service, Rezolve’s brand, business and financial results may be harmed.

Rezolve believes its focus on customer service and support is critical to onboarding new merchants and growing its business. As a result, Rezolve has invested heavily in the quality and training of its support team along with the tools used to provide this service. If Rezolve is unable to maintain a consistently high level of customer service, Rezolve may lose customers. In addition, Rezolve’s ability to attract new merchants is highly dependent on its reputation and on positive recommendations from its existing merchants. If Rezolve fails to achieve and maintain a consistently high level of customer service, or there is a market perception that Rezolve does not maintain high-quality customer service, such failure or perception could adversely affect Rezolve’s reputation and the number of positive merchant referrals that it receives.

Risks Relating to Rezolve’s Intellectual Property

Rezolve may be unable to maintain or protect its intellectual property rights and proprietary information, or obtain registrations in such rights or information, or otherwise prevent third parties from making unauthorized use of the foregoing, including its technology.

Rezolve’s intellectual property rights are important to its business. Rezolve relies on the rights and protections afforded by a combination of confidentiality clauses with employees and third parties, trade secrets, copyrights, patents and trademarks to protect its intellectual property, all of which offer only limited protection. The steps Rezolve takes to protect its intellectual property require significant resources and may be inadequate. Rezolve will not be able to protect its intellectual property if Rezolve is unable to enforce its rights or if Rezolve does not detect or is otherwise not made aware of unauthorized use of its intellectual property. Rezolve may be required to use significant resources to monitor and protect these rights. Despite Rezolve’s precautions, it may be possible for unauthorized third parties to copy its platform and use information that Rezolve regards as proprietary to create services that compete with, or otherwise undermine, Rezolve’s. Certain license provisions protecting against unauthorized use, copying, transfer and disclosure of Rezolve’s intellectual property and/or proprietary information may be unenforceable under the laws of certain jurisdictions and foreign countries, or, if legally enforceable, may otherwise be difficult to enforce for other business and legal reasons.

Rezolve enters into confidentiality and invention assignment agreements with its employees and consultants and enters into confidentiality agreements with the parties with whom it has strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to Rezolve’s proprietary information and trade secrets. The confidentiality agreements on which Rezolve relies to protect certain technologies may be breached, may not be adequate to protect Rezolve’s confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of its confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent Rezolve’s competitors or others from independently developing software that is substantially equivalent or superior to Rezolve’s software. In addition, others may independently discover Rezolve’s trade secrets and confidential information, and in such cases, Rezolve likely would not be able to assert any trade secret rights against such parties. Additionally, Rezolve may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of its intellectual property, including its patents and trademarks. While Rezolve aims to acquire adequate protection of its brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for similar, related, or complimentary services. Rezolve relies on its brand and trademarks to identify its platform and to differentiate its platform and services from those of its competitors, and if Rezolve is unable to adequately protect its trademarks, third parties may use its brand names or trademarks similar to Rezolve’s in a manner that may cause confusion in the market, which could decrease the value of Rezolve’s brand and adversely affect Rezolve’s business and competitive advantages.

Policing unauthorized use of Rezolve’s intellectual property and misappropriation of Rezolve’s technology and trade secrets is difficult and Rezolve may not always be aware of such unauthorized use or misappropriation. Despite Rezolve’s efforts to protect its intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute its intellectual property rights or technology or otherwise develop services with the same or similar functionality as Rezolve’s platform. If Rezolve’s competitors infringe, misappropriate or otherwise misuse Rezolve’s intellectual property rights and Rezolve is not adequately protected, or if Rezolve’s competitors are able to develop a platform with the same or similar functionality as Rezolve’s without infringing Rezolve’s intellectual property, Rezolve’s competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce Rezolve’s intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment, dilution, or loss of portions of Rezolve’s intellectual property rights. As a result, Rezolve may be aware of infringement by its competitors but may choose not to bring litigation to enforce its intellectual property rights due to the strategic considerations, cost, time and distraction of bringing such litigation. Furthermore, if Rezolve does decide to bring litigation, its efforts to enforce its intellectual property rights may be met with defenses, counterclaims or countersuits challenging or opposing Rezolve’s right to use and otherwise exploit particular intellectual property rights, services and technology or the enforceability of Rezolve’s intellectual property rights. Rezolve’s inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of Rezolve’s management’s attention and resources, could delay further sales or the implementation of Rezolve’s services and offerings, impair the functionality of Rezolve’s platform, prevent or delay introductions of new or enhanced services or offerings, result in Rezolve substituting inferior or more costly technologies into Rezolve’s platform or injure Rezolve’s reputation. Furthermore, many of Rezolve’s current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than Rezolve does.

Rezolve may be subject to claims by third parties of intellectual property infringement.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. Third parties may have in the past asserted, and may in the future assert, that Rezolve’s platform, solutions, technology, methods or practices infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by Rezolve’s competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, non-practicing entities have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like Rezolve. The risk of claims may increase as the number of solutions that Rezolve offers and competitors in Rezolve’s market increases and overlaps occur. In addition, to the extent that Rezolve gains greater visibility and market exposure, Rezolve faces a higher risk of being the subject of intellectual property infringement claims.

Any such claims, regardless of merit, that result in litigation could result in substantial expenses, divert the attention of management, cause significant delays in introducing new or enhanced services or technology, materially disrupt the conduct of Rezolve’s business and have a material and adverse effect on Rezolve’s brand, business, financial condition and results of operations. It is possible that patents have been issued to third parties that cover all or a portion of Rezolve’s business. As a consequence of any patent or other intellectual property claims, Rezolve could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of Rezolve’s solutions or re-brand its solutions. Rezolve may also be obligated to indemnify its merchants or partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. If it appears necessary, Rezolve may seek to secure license rights to intellectual property that Rezolve is alleged to infringe at a significant cost, potentially even if Rezolve believes such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and can cause Rezolve to expend significant resources, time and attention to it, even if Rezolve is ultimately successful. Any adverse decision could result in a loss of Rezolve’s proprietary rights, subject Rezolve to significant liabilities, require Rezolve to seek licenses for alternative technologies from third parties, prevent Rezolve from offering all or a portion of its solutions and otherwise negatively affect its business and operating results.

Rezolve’s use of “open source” software could negatively affect its ability to sell its solutions and subject Rezolve to possible litigation.

Rezolve’s solutions incorporate and are significantly dependent on the use and development of “open source” software and Rezolve intends to continue the use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, Rezolve may be subject to certain conditions, including requirements that Rezolve offers its proprietary software that incorporates the open source software for no cost, that Rezolve makes available source code for modifications or derivative works it creates based upon, incorporating or using the open source software and that Rezolve licenses such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that Rezolve had not complied with the conditions of one or more of these licenses, Rezolve could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of Rezolve’s solutions that contained or are dependent upon the open-source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of Rezolve’s solutions. Litigation related to the use of open-source software could be costly for Rezolve to defend, have a negative effect on its operating results and financial condition or require it to devote additional research and development resources to change its platform. The terms of many open-source licenses to which Rezolve is subject have not been interpreted by U.S. or foreign courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on Rezolve’s business is uncertain and may result in unanticipated obligations regarding Rezolve’s solutions and technologies. It is Rezolve’s view that it does not distribute its software, since no installation of software is necessary and its platform is accessible solely through the “cloud.” Nevertheless, this position could be challenged. Any requirement to disclose Rezolve’s proprietary source code, termination of open-source license rights or payments of damages for breach of contract could be harmful to Rezolve’s business, results of operations or financial condition, and could help Rezolve’s competitors develop products, offerings and services that are similar to or better than Rezolve’s.

In addition to risks related to license requirements, usage of open-source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect Rezolve’s business.

Although Rezolve believes that it has complied with its obligations under the various applicable licenses for open source software, it is possible that Rezolve may not be aware of all instances where open-source software has been incorporated into its proprietary software or used in connection with its solutions or its corresponding obligations under open-source licenses. Rezolve has open-source software usage policies or monitoring procedures in place but cannot assure that such policies and procedures will be effective in avoiding improper use of open-source software. To the extent that Rezolve has failed to comply with its obligations under particular licenses for open-source software, Rezolve may lose the right to continue to use and exploit such open-source software in connection with its operations and solutions, which could disrupt and adversely affect its business.

Risks Relating to Legal and Regulatory Compliance

Claims for indemnification by Rezolve’s directors and officers may reduce Rezolve’s available funds to satisfy successful third-party claims against Rezolve and may reduce the amount of money available to Rezolve.

Rezolve’s Memorandum and Articles of Association will provide that Rezolve will indemnify its directors and officers, in each case to the fullest extent permitted by English law.

More particularly, as permitted by English law, Rezolve’s Memorandum and Articles of Association and its indemnification agreements entered into with its directors and officers provide that, subject to the exceptions and limitations listed below, every person who is, or has been, a director or officer of Rezolve or a direct or indirect subsidiary of Rezolve shall be indemnified by Rezolve to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such director or officer and against amounts paid or incurred by him or her in the settlement thereof. The words “claim”, “action”, “suit” or “proceeding” include all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened, and the words “liability” and “expenses” include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities. However, no indemnification shall be provided to any director or officer of Rezolve or a direct or indirect subsidiary of Rezolve (i) by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of a director or officer, (ii) with respect to any matter as to which any director or officer has been finally adjudicated to have acted in bad faith and against the interest of Rezolve, or (iii) in the event of a settlement, unless approved by a court or the board of directors. Rezolve may, to the fullest extent permitted by law, purchase and maintain insurance or furnish similar protection or make other arrangements, against any liability asserted against a director or officer or incurred by or on behalf of him or her in his or her capacity as a director or officer of Rezolve or a direct or indirect subsidiary of Rezolve. The right of indemnification will be severable, will not affect any other rights to which any director or officer of Rezolve or a direct or indirect subsidiary of Rezolve may now or in the future be entitled, will continue as to a person who has ceased to be such director or officer and will inure to the benefit of the heirs, executors and administrators of such a person. The right to indemnification is not exclusive and will not affect any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law. Expenses in connection with the preparation and representation of a defense of any claim, action, suit or proceeding will be advanced by Rezolve prior to final disposition thereof upon receipt of any undertaking by or on behalf of the officer or director, to repay such amount if it is ultimately determined that he or she is not entitled to indemnification.

Rezolve is subject to anti-corruption and anti-bribery laws and similar laws, and non-compliance with such laws can subject Rezolve to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its business, prospects, financial condition, results of operations and reputation.

Rezolve is subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States where Rezolve conducts its activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

Rezolve may leverage third parties to sell its offerings and conduct its business abroad. Rezolve, its employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and Rezolve may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if Rezolve does not explicitly authorize such activities. Rezolve cannot assure you that all of its employees and agents will not take actions in violation of applicable law, for which Rezolve may be ultimately held responsible. As Rezolve increases its international sales and business, Rezolve’s risks under these laws may increase.

These laws also require that Rezolve keeps accurate books and records and maintains internal controls and compliance procedures designed to prevent any such actions. While Rezolve has policies and procedures to address compliance with such laws, Rezolve cannot assure you that none of its employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of Rezolve’s policies and applicable law, for which Rezolve may be ultimately held responsible.

Any allegations or violation of anti-corruption and anti-bribery laws could subject Rezolve to whistleblower complaints, adverse media coverage, investigations, severe civil and criminal sanctions, settlements, prosecution, enforcement actions, fines, damages, loss of export privileges, suspension or debarment from government contracts and other collateral consequences and remedial measures, all of which could adversely affect Rezolve’s business, prospects, financial condition, results of operations and reputation. Responding to any investigation or action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Enhanced trade tariffs, import restrictions, export restrictions, United States regulations or other trade barriers may materially harm Rezolve’s business.

Rezolve is continuing to expand its international operations and sales as part of its strategy which may present various risks to its business. Countries have imposed tariffs on imports from various jurisdictions, including on imports from jurisdictions where Rezolve sources products, which could increase the prices that Rezolve pays for certain products. Furthermore, governments have, and may continue to, impose tariffs and other trade restrictions that could increase the costs of Rezolve’s offerings in certain jurisdictions. The increased cost of Rezolve’s offerings may result in Rezolve losing Channels or merchants, which, in turn, could reduce Rezolve’s sales and harm Rezolve’s business and financial condition. Rezolve’s business also may be adversely impacted by retaliatory trade measures taken by the U.S. government or non-U.S. governments, which could materially harm Rezolve’s business, financial condition and operations. Rezolve’s business also could be adversely impacted by new economic sanctions, trade sanctions, and export controls. The imposition of economic sanctions, trade sanctions, or export controls could limit Rezolve’s ability to make sales in certain jurisdictions or to source products from certain jurisdictions, which could harm Rezolve’s business and its financial condition. Further, the continued threats of tariffs, trade restrictions (including sanctions and export controls) and trade barriers may have a disruptive impact on the global economy. Any such changes could directly and adversely impact Rezolve’s business and financial condition.

From time to time, Rezolve may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on Rezolve’s profitability and consolidated financial position.

Rezolve may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. Such claims may include, without limitation, commercial or contractual disputes, including disputes with merchants, intellectual property matters, personal injury claims, tax matters, and employment matters. Efforts to defend against such claims may entail significant costs and harm Rezolve’s reputation, all of which could adversely affect Rezolve’s business, financial condition and results of operations.

Certain provisions of the Articles and English law could deter takeover attempts.

Certain provisions in the Articles and the application of the UK Takeover Code to Rezolve PLC could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Rezolve’s shareholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the then-current market price for Ordinary Shares.

Risks Related to Ownership of Rezolve Ordinary Shares and Rezolve Operating as a Public Company

The trading price of Rezolve Ordinary Shares could be volatile, and the value of Rezolve Ordinary Shares may decline.

We cannot predict the prices at which Rezolve Ordinary Shares will trade. The price of Rezolve Ordinary Shares may not bear any relationship to the market price at which Rezolve Ordinary Shares will trade after the Transactions or to any other established criteria of the value of our business and prospects, and the market price of Rezolve Ordinary Shares following the Transactions may fluctuate substantially and may be lower than the price agreed by Armada with Rezolve in connection with the Transactions. In addition, the trading price of Rezolve Ordinary Shares following the Transactions is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in Rezolve Ordinary Shares as you might be unable to sell your shares at or above the price you paid in the Transactions. Factors that could cause fluctuations in the trading price of Rezolve Ordinary Shares include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology company stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in Rezolve’s industry in particular;

•	sales of shares of Rezolve Ordinary Shares by shareholders;

•

failure of securities analysts to initiate or maintain coverage of Rezolve, changes in financial estimates by securities analysts who follow Rezolve, or Rezolve’s failure to meet these estimates or the expectations of investors;

•	the financial projections Rezolve may provide to the public, any changes in those projections, or Rezolve’s failure to meet those projections;

•	announcements by Rezolve or its competitors of new offerings or contracts;

•	the public’s reaction to Rezolve’s press releases, other public announcements, and filings with the SEC;

•	changes in how customers perceive the benefits of Rezolve’s offerings and services, and future offerings;

•	changes in the structure of payment systems;

•	rumors and market speculation involving Rezolve or other companies in the same or similar industry;

•	actual or anticipated changes in Rezolve’s results of operations or fluctuations in Rezolve’s results of operations;

•	actual or anticipated developments in Rezolve’s business, Rezolve’s competitors’ businesses, or the competitive landscape generally;

•	litigation involving Rezolve, Rezolve’s industry or both, or investigations by regulators into Rezolve’s operations or those of Rezolve’s competitors;

•	developments or disputes concerning Rezolve’s intellectual property or other proprietary rights;

•	any security breach or incident involving our offerings, services or site or data stored or processed by us or on our behalf;

•	announced or completed acquisitions of businesses, commercial relationships, offerings, services, or technologies by Rezolve or its competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Rezolve’s business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

•

any adverse consequences related to the Rezolve Founder weighted voting capital structure, such as stock index providers excluding companies with weighted voting capital structures from certain indices;

•	any significant change in Rezolve’s management; and

•	general economic conditions and slow or negative growth of Rezolve’s markets and war or other hostilities.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of Rezolve Ordinary Shares could decline for reasons unrelated to our business, financial condition or results of operations. The trading price of Rezolve Ordinary Shares might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company. If our share price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, financial condition and results of operations.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of Rezolve Ordinary Shares.

Following the Closing, the price of Rezolve Ordinary Shares may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of our securities after the Business Combination can vary due to general economic conditions and forecasts, Rezolve’s general business condition and the release of Rezolve’s financial reports. Additionally, if our securities become delisted from the Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or Rezolve’s securities are not listed on the Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of our securities may be more limited than if we were quoted or listed on the New York Stock Exchange, Nasdaq or another national securities exchange. The lack of an active market may impair your ability to sell your Rezolve securities at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

Because Rezolve will become a public reporting company by means other than a traditional underwritten initial public offering, the shareholders of Rezolve may face additional risks and uncertainties.

Because Rezolve will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of Rezolve’s common stock, and, accordingly, the shareholders of Rezolve will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling Rezolve’s Ordinary Shares, Armada Stockholders must rely on the information included in this proxy statement/prospectus. Although Armada’s management conducted a due diligence review and investigation of Rezolve in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in Rezolve because it may not have uncovered facts that would be important to a potential investor.

Moreover, the shareholders of Rezolve will not benefit from possible recourse against an underwriter for material misstatements or omissions in this proxy statement/prospectus or additional roles of the underwriters in a traditional underwritten initial public offering, such as the book-building process, which helps inform efficient price discovery, and underwriter support to help stabilize the public price of the new issue immediately after listing. The lack of such recourse process and support in connection with Rezolve’s Ordinary Shares could result in greater potential for errors, diminished investor demand, inefficiencies in pricing and a more volatile public price for the shares during the period immediately following the listing.

In addition, because Rezolve will not become a public reporting company by means of a traditional underwritten initial public offering, securities or industry analysts may not provide, or be less likely to provide, coverage of Rezolve. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of Rezolve than they might if Rezolve became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with Rezolve as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for

Rezolve’s Ordinary Shares could have an adverse effect on Rezolve’s ability to develop a liquid market for Rezolve’s Ordinary Shares.

If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

The trading market for our Rezolve Ordinary Shares depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. If one or more analysts publish research reports that are interpreted negatively by the investment community, or have a negative tone regarding our business, financial condition or results of operations, industry or end-markets, our share price could decline. In addition, if a majority of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company” as that term is used in the JOBS Act, and we may remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the closing of the IPO of Armada, (B) in which we have total annual gross revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may choose to take advantage of some, but not all, of these reduced reporting burdens. Accordingly, the information we provide to our shareholders may be different than the information you receive from other public companies in which you hold stock.

Rezolve will be a “foreign private issuer” and, as a result, we will be permitted to rely on exemptions from certain stock exchange corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of Rezolve Ordinary Shares.

Upon the Closing, as a foreign private issuer whose ordinary shares are listed on the Nasdaq, we will be permitted to follow certain home country corporate governance practices in lieu of requirements under U.S. securities laws that apply to U.S. domestic public companies, provided that we disclose the requirements we are not following and describe the home country practices we are following. Certain of the requirements that we are permitted to not comply with as a foreign private issuer include:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the Nasdaq rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

In addition, as a foreign private issuer we will be exempt from the provisions of Regulation Fair Disclosure (“Regulation FD”), which prohibits issuers from making selective disclosure of material nonpublic information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which our shareholders are entitled as investors.

Furthermore, Rezolve shares are not listed, and we do not currently intend to list Rezolve shares on any market in the United Kingdom, Rezolve’s country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in the United Kingdom. For more information, see “Management Following the Business Combination—Foreign Private Issuer.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The additional requirements that we would become subject to if we were to lose our foreign private issuer status could lead us to incur significant additional legal, accounting and other expenses.

Our issuance of additional Rezolve Ordinary Shares in connection with financings, acquisitions, investments, our stock incentive plans, or otherwise will dilute all other shareholders.

We expect to issue additional capital stock in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees, directors, consultants and contractors under our stock incentive plans. We may issue shares in the future upon conversion of the secured Convertible Notes into Rezolve Ordinary Shares and pursuant to the Standby Purchase Agreement. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, offerings or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause shareholders to experience significant dilution of their ownership interests and the per share value of our Rezolve Ordinary Shares to decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company”

and/or a foreign private issuer. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

U.S. holders that directly or indirectly own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations.

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”), if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either (i) the total combined voting power of all classes of stock of such corporation entitled to vote or (ii) the total value of the stock of such corporation. We do not currently expect that Rezolve will be classified as a CFC at the time of Closing, but CFC status is determined after taking into account complex constructive ownership rules, the application of which may depend on circumstances we are not aware of, and, accordingly, there can be no assurance in this regard. However, certain of Rezolve’s non-U.S. subsidiaries may be classified as CFCs (as a result of the application of certain constructive ownership rules which treat Rezolve’s U.S. subsidiaries as owning the equity of those non-U.S. subsidiaries), and it is possible that we may be classified as a CFC either now or in the future. The U.S. federal income tax consequences for U.S. holders who at all times are not 10% U.S. equityholders of any applicable CFC would not be affected by the CFC rules. However, a U.S. holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power of all classes of our stock entitled to vote or the total value of our equity interests (including equity interests attributable to a deemed exercise of options and convertible debt instruments), or a “10% U.S. equityholder”, of us or an applicable subsidiary, if we or an applicable subsidiary were classified as a CFC, would generally be subject to current U.S. federal income taxation on a portion of our or our applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes), regardless of whether such 10% U.S. equityholder receives any actual distributions. In addition, if we or an applicable subsidiary were classified as a CFC, a portion of any gains realized on the sale of our common shares by a 10% U.S. equityholder may be treated as ordinary income. A 10% U.S. equityholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs and with respect to us (if we or any of our subsidiaries were classified as a CFC) and substantial penalties may be imposed for noncompliance. We cannot provide any assurances that Rezolve will assist U.S. Holders in determining whether Rezolve or any of its subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a 10% U.S. equityholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if Rezolve, or any of its subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. Each U.S. holder should consult its own tax advisor regarding the CFC rules and whether such U.S. holder may be a 10% U.S. equityholder for purposes of these rules.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.”

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of Rezolve and its subsidiaries and certain factual assumptions, Rezolve does not currently expect to be treated as a

PFIC for the taxable year ending December 31, 2023. However, there can be no assurances in this regard, because PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of a company’s income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year, and is thus subject to significant uncertainty. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in Rezolve becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—Tax Consequences to U.S. Holders of Ownership and Disposition of Rezolve Ordinary Shares and Rezolve Warrants—Passive Foreign Investment Company Rules.”

The Internal Revenue Service may not agree that Rezolve should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although Rezolve is incorporated in England and Wales, the Internal Revenue Service (“IRS”) may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because Rezolve is an entity incorporated in England and Wales, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the section titled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Rezolve—Tax Residence of Rezolve for U.S. Federal Income Tax Purposes,” based on the terms of the Business Combination and certain factual assumptions, Rezolve does not currently expect to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that Rezolve will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

If Rezolve were treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, Rezolve and certain Rezolve shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Rezolve and future withholding taxes on certain Rezolve shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

See “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Rezolve—Tax Residence of Rezolve for U.S. Federal Income Tax Purposes” for a more detailed discussion of the application of Section 7874 of the Code to the Business Combination. Investors in Rezolve should consult their own advisors regarding the application of Section 7874 of the Code to the Business Combination.

Section 7874 of the Code may limit the ability of Armada to use certain tax attributes following the Business Combination, increase Rezolve’s U.S. affiliates’ U.S. taxable income or have other adverse consequences to Rezolve and Rezolve’s shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874 of the Code. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation and after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 of the Code may apply.

If these rules apply to the Business Combination, Rezolve and certain of Rezolve’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Rezolve include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

As more fully described in the section titled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Rezolve,” based on the terms of the Business Combination and certain factual assumptions, Rezolve does not currently expected to be subject to these rules under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurances in this regard.

However, even if Rezolve is not subject to the above adverse consequences under Section 7874, Rezolve may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If Rezolve were to be treated as acquiring substantially all of the assets of a U.S. corporation or U.S. partnership within a 36-month period after the Business Combination, the Section 7874 Regulations would exclude certain shares of Rezolve attributable to the Business Combination for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Section 7874 of the Code will apply to such subsequent acquisition.

See “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Rezolve” for a more detailed discussion of the application of Section 7874 of the Code to the Business Combination. Investors in Rezolve should consult their own advisors regarding the application of Section 7874 of the Code to the Business Combination.

The Business Combination may be treated as a taxable exchange to Holders of Armada Common Stock or warrants.

The Business Combination is intended to qualify as a reorganization under Section 368(a) of the Code, but it is uncertain under applicable law whether it can so qualify.

In order for the Business Combination to so qualify, among other requirements, it is necessary that Rezolve either (i) continue Armada’s historic business or (ii) use a significant portion of Armada’s historic business assets in a business. There is no authority applying this test to the acquisition of a blank check company in a transaction comparable to the Business Combination. Consequently, it is unclear under applicable law whether Armada’s operations and assets acquired in the Business Combination will qualify as a historic business or historic business assets for this purpose. If they do not so qualify, the Business Combination will not qualify as a Reorganization. Additionally, in order for the Business Combination to qualify as a Reorganization, it is necessary that a substantial part of the value of the proprietary interests in Armada be preserved in the Business Combination. It is unclear whether Redemption Rights will be exercised by Armada Public Shareholders to a degree that will, taking into account prior redemptions, prevent a substantial part of the value of the proprietary interests in Armada from being preserved for this purpose. If it is not so preserved, then the Business Combination would not qualify as a Reorganization.

As a result of such uncertainty, no assurances can be provided that the Business Combination will qualify as a reorganization under Section 368(a) of the Code, and no opinion of counsel has or will be provided regarding the qualification of the Business Combination as a reorganization and neither Armada nor Rezolve intends to file the statement described in Treasury Regulation section 1.368-3(a), reporting the Business Combination as a reorganization.

The Excise Tax imposed by the Inflation Reduction Act could be imposed on us in connection with redemptions by us of our shares.

On August 16, 2022, President Biden signed the Inflation Reduction Act (the “IR Act”) into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by a “covered corporation” (which include publicly traded corporations) occurring after December 31, 2022. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemptions occurring in connection with the Business Combination are generally expected to be subject to the excise tax. However, the extent we would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, and (ii) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by us and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash held outside of the Trust Account, which we plan to use to complete the Business Combination.

For the avoidance of doubt, the proceeds deposited in the Trust Account and the interest earned thereon will not be used to pay for any excise tax due under the IR Act in connection with any redemptions of public shares made pursuant to the Business Combination. The Company does intend to continue to use the accrued interest in the Trust Account to pay its franchise and income taxes.

SELECTED FINANCIAL INFORMATION OF ARMADA

Armada is providing the following selected financial information to assist you in your analysis of the financial aspects of the Business Combination. The following table summarizes our financial data. We have derived the following statements of operations and statements of changes in stockholders’ (deficit) equity for the twelve months ended September 30, 2023 and 2022 and balance sheet data as of September 30, 2023 and 2022 from our audited financial statements included elsewhere in this proxy statement/prospectus. We have derived the following unaudited condensed statements of operations and unaudited condensed statement of changes in stockholders’ (deficit) equity for the nine months ended June 30, 2023 and June 30, 2022 and unaudited condensed balance sheet data as of June 30, 2023 and June 30, 2022 from our unaudited interim financial statements included elsewhere in this proxy statement/prospectus.

The information in this section is only a summary and should be read in conjunction with each of Armada’s financial statements and related notes and “Other Information Related to Armada — Armada’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Armada.

The financial statements of Armada are stated in U.S. dollars ($).

	Year Ended September 30,		Nine Months Ended June 30,
	2023	2022	2023	2022
Operating Expense:
Formation and operating costs	$2,570,972	$4,391,263	$1,960,998	$3,889,792
Stock-based compensation	218,254	111,852	190,289	83,889

Total operating expenses	(2,789,126)	(4,503,115)	(2,151,287)	(3,973,681)

Operating loss	$(2,789,126)	$(4,503,115)	$(2,151,287)	$(3,973,681)

Other (expense)/income:
Interest (expense)/income	3,084,260	1,025,942	2,697,147	228,102
Other non-operating income/(expense), net	—	—	—	—

Total other (expenses)/income, net	3,084,260	1,025,942	2,697,147	228,102

Loss before taxes	295,134	(3,477,173)	545,860	(3,745,579)
Income tax expense	(615,284)	(145,621)	(525,560)	—

Net (loss) Income	$(320,150)	$(3,622,794)	$20,300	$(3,745,579)

Loss available to common shareholder
Weighted average common shares used in computing basic and diluted net loss per common share	5,709,500	5,709,500	8,770,367	20,709,500

Net (loss) Income	(320,150)	(3,622,794)	20,300	(3,745,579)
Other comprehensive loss, net of tax	—	—	—	—

Total comprehensive loss	$(320,150)	$(3,622,794)	$20,300	$(3,745,579)

	As of June 30, 2023 (Unaudited)	As of September 30, 2023 (Audited)	As of September 30, 2022 (Audited)
Balance Sheet Data:
Cash and cash equivalents	$40,464	$60,284	$177,578
Total assets	37,234,821	25,417,917	151,084,445
Total current liabilities	7,875,375	8,587,123	3,684,910
Total stockholders’ (deficit) equity	$(7,587,085)	$(8,486,012)	$(3,149,327)

SELECTED FINANCIAL INFORMATION OF REZOLVE

The following table summarizes our financial data. We have derived the following statements of operations and comprehensive loss for the years ended December 31, 2022 and 2021 and balance sheet data as of December 31, 2022 from the Rezolve Financial Statements included elsewhere in this proxy statement/prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Rezolve Financial Statements and related notes included elsewhere in this proxy statement/prospectus.

The Rezolve Financial Statements included elsewhere in this proxy statement/prospectus were prepared in accordance with U.S. GAAP.

	Year Ended December 31,
	2022	2021
Revenues	$11,879,343	$3,904,574
Operating expenses:
Cost of revenues	5,604,129	1,741,023
Sales and marketing expenses	6,827,211	2,312,496
General and administrative expenses	91,604,396	36,654,289
Other operating expenses	334,952	—
Depreciation and amortization expenses	742,113	460,491
Impairment of goodwill	7,418,302	—

Total operating expenses	112,531,103	41,168,299

Operating loss	(100,651,760)	(37,263,725)

Other expenses:
Interest expense	(3,884,698)	(301,594)
Other non-operating income (expense), net	315,574	(180,911)

Total other (expenses) / income, net	(3,569,124)	(482,505)

Loss before taxes	(104,220,885)	(37,746,230)

Income tax benefit	115,447	26,755

Net loss for the year	$(104,105,438)	$(37,719,475)

Net loss per share – Basic and diluted	$(0.11)	$(0.04)

Weighted average number of shares	913,109,577	881,342,508

Net loss	$(104,105,438)	$(37,719,475)

Other comprehensive loss, net of tax
Foreign currency translation (loss)	(757,356)	(501,130)

Total comprehensive loss	$(104,862,794)	$(38,220,605)

	As of December 31, 2022	As of December 31, 2021
Balance Sheet Data:
Cash	$41,709	$2,690,024
Total assets	9,365,521	22,373,970
Total non-current liabilities	28,006,947	5,376,189
Total shareholders’ equity (deficit)	$(27,314,998)	$(1,925,941)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Armada is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the historical balance sheet of Armada and the carve-out consolidated balance sheet of Rezolve on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on June 30, 2023. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 combines the historical statements of operations of Armada and Rezolve on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2022, the beginning of the earliest period presented. For a description of the Business Combination and related transactions please see the section titled “Description of the Transaction” below.

The unaudited pro forma condensed combined balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the Combined Company would have been had the Business Combination taken place on June 30, 2023, nor is it indicative of the financial condition of the Combined Company as of any future date. The unaudited pro forma condensed combined statements of operations do not purport to represent, and are not necessarily indicative of, what the actual results of operations of the Combined Company would have been had the Business Combination taken place on January 1, 2022, nor are they indicative of the results of operations of the Combined Company for any future period. The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited financial statements of Armada as of, and for the year ended, September 30, 2023 and 2022, included elsewhere in this proxy statement/prospectus;

•	the historical unaudited financial statements for Armada as of and for the quarter ended June 30, 2023, included elsewhere in this proxy statement/prospectus;

•	the historical audited carve-out financial statements of Rezolve as of, and for the year ended, December 31, 2022, included elsewhere in this proxy statement/prospectus; and

•	the historical unaudited carve-out financial statements of Rezolve as of, and for the six months ended, June 30, 2023, included elsewhere in this proxy statement/prospectus; and

•

the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Armada” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rezolve.”

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions. It has been prepared in accordance with Article 11 of Regulation S-X and is for informational purposes only and is subject to a number of uncertainties and assumptions as described in the accompanying notes. The pro forma financial information reflects transaction related adjustments management believes are necessary to present fairly Rezolve’s pro forma results of operations and financial position following the closing of the Business Combination and related transactions as of and for the periods indicated. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Rezolve’s financial condition and results of operations as if the Business Combination was completed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Armada believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, Armada will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Rezolve issuing shares for the net assets of Armada, accompanied by a reverse recapitalization.

Rezolve has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Rezolve’s shareholders will have majority of the voting power under both the minimum redemption and maximum redemption scenarios described below;

•	Rezolve will appoint majority of the directors of Rezolve AI PLC;

•	Rezolve’s existing management will comprise the management of Rezolve AI PLC;

•	Rezolve’s operations will comprise the ongoing operations of Rezolve AI PLC;

•	Rezolve is the larger entity based on historical revenues and business operations; and

•	Rezolve AI PLC will continue to use Rezolve’s name and Rezolve’s headquarters in London.

Basis of Pro Forma Presentation

Pursuant to the Current Charter, Armada’s public stockholders may demand that Armada redeem their shares of common stock for cash if the Business Combination is consummated, irrespective of whether they vote for or against the Business Combination. If a public stockholder properly demands redemption of their shares, Armada will redeem each share for cash equal to the public stockholder’s pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The unaudited pro forma condensed combined financial information contained herein assumes that Armada’s public stockholders approve the Business Combination. Armada cannot predict how many of its public stockholders will exercise their right to redeem their Armada common stock for cash. Therefore, the unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Armada common stock:

•

Assuming Minimum Redemptions: This scenario gives effect to Armada Share Redemptions of 12,636,651 shares of Armada common stock for aggregate redemption payments of approximately $129 million at a redemption price of approximately $10.20 per share based on the investments held in the Trust Account. This scenario also assumes (i) that the Charter Limitation Amendment proposal is approved and implemented, and (ii) the satisfaction or waiver of the condition to closing of the Business Combination under the Business Combination Agreement that the Rezolve Ordinary Shares held by the existing Rezolve Shareholders and those to be issued in connection with the Merger have been approved for listing on Nasdaq (subject to official notice of issuance). Armada cannot assure you that the Nasdaq Closing Condition or, if the Charter Limitation Amendment Proposal is not approved and implemented, the Charter Limitation will be satisfied without additional third-party financing through issuance of equity by Armada sufficient to satisfy the Charter Limitation. In the absence of such additional third-party financing, the Charter Limitation in the Armada Charter would prohibit Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001 immediately prior to or upon consummation of its initial business combination. Armada currently has net tangible assets that are less than $5,000,001 on a pro forma basis and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation. The Business Combination Agreement was amended to eliminate the condition that upon the closing, and after giving effect to the Pre-Closing Demerger, the Company Reorganization, the Merger and the Promissory Note, Rezolve will have net tangible assets of at least $5,000,001.

•

Assuming Maximum Redemptions: This scenario assumes that all shares of Armada common stock are redeemed for their pro rata share of the cash in the Trust Account in connection with the Armada Share Redemptions. This scenario gives effect to Armada Share Redemptions of 2,363,349 shares of Armada common stock for aggregate redemption payments of $23,633,490 at a redemption price of approximately $10.00 per share based on the investments held in the Trust Account. This scenario also assumes (i) that the Charter Limitation Amendment Proposal is approved and implemented, and (ii) the satisfaction or waiver of the condition to closing of the Business Combination under the Business Combination Agreement that the Rezolve Ordinary Shares held by the existing Rezolve Shareholders and those to be issued in connection with the Merger have been approved for listing on Nasdaq (subject to official notice of issuance). Armada cannot assure you that the Nasdaq Closing Condition or, if the Charter Limitation Amendment Proposal is not approved and implemented, the Charter Limitation will be satisfied without additional third-party financing through the issuance of equity by Armada sufficient to satisfy the Charter Limitation. In the absence of such additional third-party financing, the Charter Limitation in the Armada Charter would prohibit Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001 immediately prior to or upon consummation of its initial business combination. Armada currently has net tangible assets that are less than $5,000,001 on a pro forma basis and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation. The Business Combination Agreement was amended to eliminate the condition that upon the closing, and after giving effect to the Pre-Closing Demerger, the Company Reorganization, the Merger and the Promissory Note, Rezolve will have net tangible assets of at least $5,000,001.

Description of the Transaction

Business Combination

A summary of the Business Combination and related transactions is as follows:

•	Under the Business Combination Agreement:

(i)

a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve Limited will be effected pursuant to UK legislation under which (a) part of Rezolve Limited’s business and assets (being all of its business and assets except for shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (b) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (c) Rezolve Limited will then be wound up; and

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”).

•

Pursuant to the Business Combination Agreement, following the Company Reorganization: among other things, Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity. Following completion of the merger described above, Armada will be a wholly-owned subsidiary of Rezolve, and each issued and outstanding security of Armada will be exchanged for securities of Rezolve. See the sections in this summary entitled “The Business Combination Proposal” for more information.

•

Under the Business Combination Agreement, upon the consummation of the Merger, each Armada Unit will be automatically detached and the holder thereof will exchange one share of Armada Common Stock for one Rezolve Ordinary Share and one half of one Armada Warrant for one half of one Rezolve Warrant. Each outstanding share of Armada Common Stock will be exchanged for one Rezolve Ordinary Share, and each outstanding Armada Warrant will be exchanged for a Rezolve Warrant that will entitle the holder to purchase one Rezolve Ordinary Share in lieu of one share of Armada Common Stock and otherwise on substantially the same terms and conditions as the Armada Warrants.

Closing Conditions

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including: (a) no order, judgement, injunction or law being issued by any court prohibiting the consummation of the Business Combination; (b) the registration statement of Rezolve shall have become effective; (c) Armada’s stockholders shall have approved, among other things, the Business Combination; (d) written consent of the requisite stockholders of Rezolve shall have been given; (e) the Pre-Closing Demerger, Company Reorganization and Merger shall have occurred; (f) the expiration or termination of any applicable waiting period under applicable anti-trust laws; (g) the Ordinary Shares of Rezolve being listed on The Nasdaq Stock Market LLC or other applicable national exchange as of the Closing Date; (h) the Rezolve Incentive Equity Plan shall have been adopted and (i) the parties shall have become parties to the Investor Rights Agreement.

Armada cannot assure you that the Nasdaq Closing Condition will be satisfied without additional third-party financing, which may involve dilutive equity issuances or the incurrence of indebtedness at higher-than-desirable levels. Rezolve’s eligibility for listing on Nasdaq may depend on the number of shares of Armada Common Stock that are redeemed in connection with the Business Combination, and Rezolve’s ability to satisfy initial listing criteria, including certain financial and liquidity measures. In certain high redemption scenarios, Rezolve may not be able to satisfy the minimum financial and liquidity measures under any of the initial listing standards, the Nasdaq Listing Condition may not be satisfied, and Armada would be unable to consummate the Business Combination without a waiver of the Nasdaq Listing Condition by Rezolve or additional third-party financing.

Even if the Nasdaq Listing Condition is met or, if not met, waived by Rezolve, the Charter Limitation in the Armada Charter would prohibit Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001 immediately prior to or upon consummation of its initial business combination. Armada currently has net tangible assets that are less than $5,000,001 on a pro forma basis and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation.

Pro Forma Ownership

The number of shares issued in Rezolve AI Limited to the shareholders of Rezolve Limited pursuant to the Pre- Closing Demerger is expected to be in the order of 1 share in Rezolve for each 6.13 shares held in Rezolve Limited but this will be subject to final determination at the time of the Pre-Closing Demerger. This adjustment in share numbers will enable the issue of the appropriate number of shares in Rezolve so that each Company Shareholder will after the Pre-Closing Demerger and the Company Reorganization hold his, her or its applicable pro rata portion of the aggregate stock consideration in accordance with the terms of the Business Combination Agreement.

The following summarizes the pro forma shares of Rezolve AI PLC common stock issued and outstanding immediately after the Closing, presenting the two redemption scenarios:

	Assuming minimum Redemptions	Assuming Max Redemptions
Rezolve Equity holders	167,795,866	167,795,866
Public Stockholders	2,363,349	—
Founder and Private Placement Shares(1)	5,709,500	5,709,500
PIPE Investors	—	—
Reclassification of Rezolve stock (ANY)	(1,134,259)	(1,134,259)
Employee share options	1,337,684	1,337,684
Ordinary shares issued from rights issue	1,180,735	1,180,735
Short-term convertible loan	1,112,825	1,112,825
Convertible notes	3,614,673	3,614,673

Total Shares	181,980,373	179,617,024

(1)

Represents the number of shares of Rezolve AI PLC allocated in respect of (i) the 459,500 Private Placement Shares, (ii) 4,882,500 Founder Shares, (iii) 205,000 shares held by Armada’s directors and officers and (iv) 162,500 shares held by EarlyBirdCapital, Inc. In connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by the Company at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares (without giving effect to any adjustments in respect of the Closing of the Business Combination) to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. The Polar Subscription Agreement, which was entered into effective as of December 12, 2023, provides that Polar will make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide certain Investor Capital Contributions, (i) the Sponsor will transfer 880,000 Founders Shares (without giving effect to any adjustments in respect of the Closing of the Business Combination) to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination.

If these assumptions are ultimately incorrect, the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and such differences could be material. Additionally, the number of shares issued or issuable pursuant to the Employee Share Ownerships Plans and their accounting impact were considered for the purposes of these pro forma condensed combined financial statements, but no adjustments were required to be made in respect thereof in these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

FOR THE SIX MONTHS ENDED JUNE 30, 2023

			Assuming Minimum Redemptions			Assuming Maximum Redemptions
	Rezolve AI Limited and Subsidiaries (Historical as of 06/30/2023	Armada Acquisition Corp. I (Historical as of 06/30/2023)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$122,364	$40,464	(31,530,000)	(a)	$—			—
			(2,100,000)	(a)
			(4,117,328)	(b)
			(1,677,245)	(c)
			(2,201,754)	(d)
			(7,161,600)	(e)
			48,625,099	(f)
Accounts receivable, net	75,353	—			75,353			75,353
Prepaid expenses and other current assets	738,274	36,236			774,510			774,510

Total current assets	935,991	76,700	(162,828)		849,863	—		849,863
Property and equipment, net	119,591	—			119,591			119,591
Goodwill and Intangible assets, net	589,524	—			589,524			589,524
Investment and investment held in trust account, net	—	37,158,121	(24,460,294)	(f)	602,612			602,612
			(12,095,215)	(f)

Total assets	$1,645,106	$37,234,821	$(36,718,337)		$2,161,590	$—		$2,161,590

Liabilities and Equity
Current liabilities:
Short term debt	762,505				762,505			762,505
Bank overdraft	—	—	24,164,805	(f)	24,164,805	24,460,294	(p)	48,869,702
						244,603	(q)
Short term debt - related party	5,661,193	—	(5,564,124)	(h)	97,069	—		97,069
Accounts payable	4,050,668	4,117,328	(4,117,328)	(b)	4,050,668			4,050,668
Related party payable	895,170	—			895,170			895,170
Taxes payable	—	1,556,293	120,952	(c)	—	244,603	(r)	—
						(244,603)	(q)
			(1,677,245)	(c)
Promissory Notes-Related Party	—	2,201,754	(2,201,754)	(d)	—			—
Ordinary shares payable	1,786,335		(1,786,335)	(g)	—			—
Accrued expenses and other payables	2,875,038	—			2,875,038			2,875,038

Total current liabilities	16,030,909	7,875,375	8,938,971		32,845,255	24,704,897		57,550,152
Long-term convertible debt, net of debt issuance costs	30,968,733	—	(30,968,733)	(h)	—			—
Share-based payment liability	1,242,533	—			1,242,533			1,242,533
Deferred tax liability	—	—			—			—

Total liabilities	$48,242,175	$7,875,375	$(22,029,762)		$34,087,788	$24,704,897		$58,792,685

			Assuming Minimum Redemptions			Assuming Maximum Redemptions
	Rezolve AI Limited and Subsidiaries (Historical as of 06/30/2023	Armada Acquisition Corp. I (Historical as of 06/30/2023)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Commitments and Contingencies
Common stock subject to possible redemption, 15,000,000 shares at redemption value of $10.20 per share at December 31, 2022		36,946,531	(12,095,215)	(f)	997,415			997,415
			(23,853,901)	(k)

	—	36,946,531	(35,949,116)		997,415	—		997,415
Stockholders’ Equity:
Ordinary shares Shares issued and outstanding as of June 30, 2023 - 947,396,609; as of December 31, 2022 - 942,233,344 at par value £ 0.0001	127,310	—	574	(h)	139,822	(286)	(p)	139,536
			818	(g)
			39	(i)
			3,868	(j)
			286	(k)
			303	(l)
			(841)	(e)
			7,464	(n)
Deferred shares Shares issued and outstanding as of June 30, 2023 - 14,427,185; as of December 31, 2022 - nil at par value £0.0001	1,993	—			1,993			1,993
Series A shares issued and outstanding as of June 30, 2023 and December 31, 2022 - 28,039,517 nil at par value £0.0001	3,868	—	(3,868)	(j)	—			—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 5,709,500 shares issued and outstanding		570	(570)	(i)	—			—
Additional paid-in capital	168,358,010	134,363	(31,530,000)	(a)	200,809,267	(24,460,008)	(p)	176,349,259
			(7,160,759)	(e)
			36,532,283	(h)
			1,785,517	(g)
			531	(i)
			23,853,615	(k)
			3,062,197	(l)
			(7,722,018)	(m)
			13,988,328	(n)
			(492,800)	(o)
Stock subscription receivable	(178,720)	—			(178,720)			(178,720)
Accumulated deficit	(213,740,307)	(7,722,018)	(2,100,000)	(a)	(232,526,751)	(244,603)	(r)	(232,771,354)
			(120,952)	(c)
			(3,062,500)	(l)
			7,722,018	(m)
			(13,995,792)	(n)
			492,800	(o)

			Assuming Minimum Redemptions		Assuming Maximum Redemptions
	Rezolve AI Limited and Subsidiaries (Historical as of 06/30/2023	Armada Acquisition Corp. I (Historical as of 06/30/2023)	Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
Accumulated other comprehensive loss	(1,169,223)	—	—	(1,169,223)		(1,169,223)

Total shareholders’ equity (deficit)	$(46,597,069)	$(7,587,085)	$21,260,541	$(32,923,613)	$(24,704,897)	$(57,628,509)

Total liabilities and shareholders’ equity	$1,645,106	$37,234,821	$(36,718,337)	$2,161,590	$—	$2,161,590

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Rezolve AI Limited and Subsidiaries (Six months ended June 30, 2023)	Armada Acquisition Corp. I (Six months ended June 30, 2023)	Assuming No Redemptions			Assuming Maximum Redemptions
			Transaction Accounting Adjustments		Pro Forma Consolidated	Transaction Accounting Adjustments			Pro Forma Consolidated
Revenue	$4,604,332	$—			$4,604,332				$4,604,332
Operating expenses
Cost of sales	2,334,088	—			2,334,088				2,334,088
Stock-based compensation	—	162,326	(162,326)	(aa)	—				—
Sales and marketing expense	5,509,407	—	1,752,000	(bb)	7,261,407				7,261,407
General and administrative expenses	11,112,591	—	1,728,972	(aa)	28,147,855				28,147,855
			12,243,792	(bb)
			3,062,500	(cc)
Formation cost	—	1,566,646	(1,566,646)	(aa)	—				—
Other operating costs and expenses	785,000				785,000				785,000
Depreciation and amortization expenses	379,900	—			379,900				379,900
Impairment of customer list	5,612,167	—			5,612,167				5,612,167
Impairment of goodwill	1,080,110	—			1,080,110				1,080,110

Total operating expenses	26,813,263	1,728,972	17,058,292		45,600,527	—			45,600,527
Loss from operations	$(22,208,931)	$(1,728,972)	$(17,058,292)		$(40,996,195)	$—			$(40,996,195)

Other (expense) income
Interest expense	(4,106,733)	—	(492,800)	(dd)	(4,599,533)				(4,599,533)
Interest income		1,407,474	(1,407,474)	(ee)	—				—
Other non-operating income (expense), net	269,510	—	(2,100,000)	(ff)	(1,830,490)				(1,830,490)

Total other (expenses) / income, net	(3,837,223)	1,407,474	(4,000,274)		(6,430,023)	—			(6,430,023)
Income (loss) before taxes	(26,046,154)	(321,498)	(21,058,566)		(47,426,218)	—			(47,426,218)
Provision for income taxes	1,477,389	(265,229)	265,229	(gg)	1,356,437	(244,603)	(ii	)	1,111,834
			(120,952)	(hh)

Net (loss) income	$(24,568,765)	$ (586,727)	$(20,914,289)		$(46,069,781)	$(244,603)			$(46,314,384)

	Rezolve AI Limited and Subsidiaries (Six months ended June 30, 2023)	Armada Acquisition Corp. I (Six months ended June 30, 2023)	Assuming No Redemptions		Assuming Maximum Redemptions
			Transaction Accounting Adjustments	Pro Forma Consolidated	Transaction Accounting Adjustments	Pro Forma Consolidated
Earnings Per Share
Weighted average shares of Rezolve common stock used in computing net loss per share, basic and diluted	922,013,028
Basic and diluted weighted average shares outstanding	(0.03)
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption		8,770,367
Net loss per share, basic and diluted		(0.05)
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption		5,709,500
Net loss per share, basic and diluted		(0.05)
Proforma Basic and diluted weighted average shares outstanding, common stock subject to possible redemption				181,980,373		179,617,024
Proforma Net loss per share, basic and diluted				(0.25)		(0.26)

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

	Rezolve AI Limited and Subsidiaries (Year ended December 31, 2022)	Armada Acquisition Corp. I (Year ended December 31, 2022)	Assuming No Redemptions			Assuming Maximum Redemptions
			Transaction Accounting Adjustments		Pro Forma Consolidated	Transaction Accounting Adjustments		Pro Forma Consolidated
Revenue	11,879,343	—			11,879,343			11,879,343
Operating expenses
Cost of sales	5,604,129	—			5,604,129			5,604,129
Employee benefit expenses	—	111,852	(111,852)	(aa)	—			—
Sales and marketing expense	6,827,211	—	8,979,000	(bb)	15,806,211			15,806,211
General and administrative expenses	91,604,396	—	2,886,472	(aa)	160,302,802			160,302,802
			62,749,434	(bb)
			3,062,500	(cc)
Other operating expenses	334,952				334,952			334,952
Formation cost	—	2,774,620	(2,774,620)	(aa)	—			—
Depreciation and amortization expenses	742,113	—			742,113			742,113
Impairment of goodwill	7,418,302	—			7,418,302			7,418,302

Total operating expenses	112,531,103	2,886,472	74,790,934		190,208,509	—		190,208,509
Loss from operations	$(100,651,760)	$(2,886,472)	$(74,790,934)		$(178,329,166)	$—		$(178,329,166)

Other (expense) income
Interest expense	(3,884,698)	—	(492,800)	(dd)	(4,377,498)			(4,377,498)
Interest income		2,312,771	(2,312,771)	(ee)	—			—
Other non-operating income (expense), net	315,574	—	(2,100,000)	(ff)	(1,784,426)			(1,784,426)

Total other (expenses) / income, net	(3,569,124)	2,312,771	(4,905,571)		(6,161,924)	—		(6,161,924)
Income (loss) before taxes	(104,220,884)	(573,701)	(79,696,505)		(184,491,090)	—		(184,491,090)
Provision for income taxes	115,447	(405,952)	405,952	(gg)	(1,176,304)	(244,603)	(ii)	(1,420,907)
			(1,291,751)	(hh)

Net (loss) income	$(104,105,437)	$(979,653)	$(80,582,304)		$(185,667,394)	$(244,603)		$(185,911,997)

Earnings Per Share
Weighted average shares of Rezolve common stock used in computing net loss per share, basic and diluted	913,109,577
Basic and diluted weighted average shares outstanding	(0.11)
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption		15,000,000
Net loss per share, basic and diluted		(0.05)
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption		5,709,500
Net loss per share, basic and diluted		(0.05)
Proforma Basic and diluted weighted average shares outstanding, common stock subject to possible redemption					180,867,548			178,504,199
Proforma Net loss per share, basic and diluted					(1.03)			(1.04)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

Note 1—Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Armada will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on evaluation of the following facts and circumstances: (i) Rezolve’s shareholders will have majority of the voting power under both the minimum redemption and maximum redemption scenarios; (ii) Rezolve will appoint the majority of the board of directors of Rezolve AI PLC; (iii) Rezolve’s existing management will comprise the management of Rezolve AI PLC; (iv) Rezolve will comprise the ongoing operations of Rezolve AI PLC; (v) Rezolve is the larger entity based on historical revenues and business operations; and (vi) Rezolve AI PLC will continue to use Rezolve’s name and Rezolve’s headquarters in London. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Rezolve issuing shares for the net assets of Armada, accompanied by a recapitalization. The net assets of Armada will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Rezolve. Operations prior to the Business Combination will be those of Rezolve.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 presents the pro forma effect of the Business Combination and related transactions as if they had occurred on June 30, 2023. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and year ended December 31, 2022 presents the pro forma effect of the Business Combination and related transactions as if they had been completed on January 1, 2022. These periods are presented on the basis of Rezolve as the accounting acquirer.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited financial statements of Armada as of and for the year ended September 30, 2023 and 2022, included elsewhere in this proxy statement/prospectus;

•	the historical unaudited financial statements for Armada as of and for the quarter ended June 30, 2023, included elsewhere in this proxy statement/prospectus;

•	the historical audited carve-out financial statements of Rezolve as of, and for the year ended, December 31, 2022, included elsewhere in this proxy statement/prospectus;

•	the historical unaudited carve-out financial statements of Rezolve as of, and for the six months ended, June 30, 2023, included elsewhere in this proxy statement/prospectus; and

•

the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Armada” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rezolve.”

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma financial information reflects transaction related adjustments management believes are necessary to present fairly Rezolve’s pro forma results of operations and financial position following the closing of the Business Combination and related transactions as of and for the periods indicated. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Rezolve’s financial condition and results of operations as if the Business Combination was completed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Rezolve PLC. They should be read in conjunction with the audited financial statements and notes thereto of each of Armada and Rezolve included elsewhere in this proxy statement/prospectus.

Note 2—Unaudited pro forma condensed combined balance sheet adjustments

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:

(a)

Reflects the estimated transaction costs incurred including, but not limited to advisory fees, legal fees and demerger costs that will be paid in connection with the consummation of the Business Combination.

•	Fees. Fee payments of an aggregate of approximately $31.5 million to CCM, Northland and Cantor Fitzgerald due upon Closing of the Business Combination.

•	Demerger and Liquidation costs of approximately $2.1 million.

(b)	Reflects the settlement of Accounts payable of Armada primarily due to legal costs of the Business Combinations.

(c)	Reflects the payment of taxes payable using interest earned on cash held in trust. Further excise taxes payable has been accrued to reflect the redemptions which occurred to August 2, 2023.

(d)	Reflects the repayment of the Promissory note in Armada.

(e)

Reflects the payment of cash and the reclassification of ordinary shares to deferred shares to settle the renegotiation of ANY. The sellers can elect within 14 days after listing to be paid $5,000,000 and upon such payment being made 4,854,368 shares they hold in the Company (such number to be adjusted post the pre-closing demerger) will be classified as worthless deferred shares. If the sellers cannot find buyers among the existing shareholders of the company within 60 days after listing for shares as have a value equal to €2,000,000 the sellers can elect to be paid $2,161,600 and upon such payment being made 2,098,640 of the shares they hold in the company (such number to be adjusted post the pre-closing demerger) will be reclassified as worthless deferred shares.

(f)

Reflects the withdrawals of cash from the Trust Account for redemptions of 1,145,503 shares of Armada Common Stock in August 2023 at a redemption price of approximately $10.56 per share, for an aggregate redemption amount of approximately $12,095,215, and cash equivalents that will be released from the Trust Account and relieved of restrictions regarding use upon consummation of the Business Combination, assuming minimum redemptions. The investment held in the Trust Account as of June 30, 2023 are net of the redemptions of 11,491,148 shares of Armada Common Stock in February 2023, at a per share redemption price of approximately $10.19, for an aggregate redemption amount of approximately $117,079,879. The Charter Limitation in the Armada Charter would prohibit Armada from closing the Business Combination if has net tangible assets less than $5,000,001 immediately prior to or upon consummation of its initial business combination. Armada currently has net tangible assets that are less than $5,000,001 and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation. The Business Combination Agreement was amended to eliminate the condition that upon the closing, and after giving effect to the Pre-Closing Demerger, the Company Reorganization, the Merger and the Promissory Note, Rezolve will have net tangible assets of at least $5,000,001. Armada did not present the Charter Limitation Amendment Proposal at the August special meeting of stockholders because the requirement in the Armada Charter to have net tangible assets of $5,000,001 is a condition to consummating a business combination. As such, Armada is presenting the Charter Limitation Amendment Proposal in this proxy statement/prospectus in connection with the special meeting at which the Business Combination is being approved. The Charter Limitation Amendment Proposal is not conditioned on any other proposal, though the Charter Limitation Amendment contemplated by the Charter Limitation Amendment Proposal will be adopted only if the Business Combination Proposal is approved.

(g)	Reflects the conversion of the ordinary shares payable under the rights issue upon the completion of the reorganization immediately before listing.

(h)	Reflects the conversion of short-term convertible debt into Rezolve Common stock at $1 per loan note to a 5% discount to the pre-equity consummation of the Business Combination.

Reflects the conversion of long-term convertible debt at the close of the Business Combination at $1 per loan note with a discount of 0.7 to the pre-IPO share price of the Combined Company’s ordinary shares. A corresponding increase in Rezolve’s ordinary shares (at the nominal share value of £0.0001 per share), is reflected, with the remainder captured in Rezolve’s additional paid-in capital.

(i)

Reflects the exchange of Armada Common Stock having a nominal value of $0.0001 per share into the Combined Company’s ordinary shares of £0.0001 per share, with the remainder captured in Rezolve’s additional paid-in capital.

(j)

Pursuant to the Business Combination, each outstanding share of Rezolve’s Series A Preferred Stock will automatically convert into one Rezolve ordinary share and thereafter the ordinary shares will be the subject of the Company Reorganization. As a result, the adjustments reflect the reduction in Rezolve’s Series A shares, and a corresponding increase in Rezolve’s ordinary shares.

(k)	Reflects the conversion of Armada redeemable stock into Rezolve ordinary shares under the minimum redemption scenarios.

(l)	Reflects the issuance of 2.5 million ordinary shares at a valuation of $1.23 for employee shares options that vest immediately upon close of the Business Combination.

(m)	Elimination of historical retained earnings of Armada as part of the acquisition accounting.

(n)

Reflects the grant of 58.3 million ordinary shares at a valuation of $0.24 for employee shares that will trigger a grant upon amending the articles of the company, anticipated before the close of the Business Combination.

(o)	Issuance of Sponsor’s Founders Shares to Polar Asset Management reflected at $0.56 per share based on a valuation obtained as of June 1, 2023.

(p)	Reflects the return of Armada redeemable stock under the maximum redemption scenarios.

(q)	Reflects the adjustment to accrue excise taxes payable on the maximum redemptions scenario.

(r)	Reflects the cash paid for additional excise taxes triggered by redemptions under the maximum redemptions scenario.

Note 3—Unaudited pro forma condensed combined statements of operations adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ending June 30, 2023 and the year ended December 31, 2022 are as follows:

(aa)	Reflects a reclassification of Armada costs to conform with S-X 5-03.

(bb)

Reflects the grant of 58.3 million ordinary shares at a valuation of $0.24 and $1.23 for employee shares, for the six months ending June 30, 2023 and the year ended December 31, 2022, respectively. Upon amending the articles of the company, anticipated before the close of the Business Combination), a grant date will be triggered.

(cc)

Reflects the issuance of 2.5 million ordinary shares at a valuation of $0.24 and $1.23 for the six months ending June 30, 2023 and the year ended December 31, 2022, respectively for employee shares options that vest immediately upon close of the Business Combination.

(dd)	Issuance of Sponsor’s Founders Shares to Polar Asset Management reflected at $0.56 per share based on a valuation obtained as of June 1, 2023.

(ee)	Reflects the adjustment to eliminate the interest income earned assuming the Business Combination completed on January 1, 2022.

(ff)	Reflects the estimated costs of the Pre-Closing Demerger that will be paid in connection with the consummation of the Business Combination. This is a non-recurring item.

(gg)	Reflects the adjustment to eliminate the taxes payable on interest income that would have not been incurred given the Business Combination completed on January 1, 2022.

(hh)	Reflects the adjustment to accrue excise taxes payable on the redemptions that occurred to August 2, 2023.

(ii)	Reflects the adjustment to accrue excise taxes payable on the maximum redemptions scenario.

Note 4—Earnings per Share

Represents the net earnings per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. If the maximum number of shares of common stock of Armada are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

SPECIAL MEETING OF ARMADA STOCKHOLDERS

General

This proxy statement/prospectus is being provided to Armada stockholders as part of a solicitation of proxies by the Board for use at the Special Meeting of Stockholders to be held on                , 2024, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the Special Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures. The Special Meeting will be held in virtual format only. You will not be able to attend the Special Meeting in person. The access information for the virtual Special Meeting is as follows:

Telephone Access (listen-only):	+1 (877) 770-3647 (U.S. and Canada); or
+1 (312) 780-0854 (outside of the U.S. or Canada)
Passcode for Telephone Access:	95865097#
Webcast Access:	http://www.cstproxy.com/armadaacquisition/2024

This proxy statement/prospectus is being first mailed on or about                 , 2024 to all stockholders of record of Armada as of                 , the record date for the Special Meeting. Stockholders of record who owned Armada Common Stock at the close of business on the record date are entitled to receive notice of, attend and vote at the Special Meeting. On the record date, there were                  shares of Armada Common Stock and Founder Shares outstanding and entitled to vote at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on                 , 2024, at                 , Eastern Time, via webcast at http://www.cstproxy.com/armadaacquisition/2024, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. The Special Meeting will be conducted exclusively via live webcast and so stockholders will not be able to attend the meeting in person. Stockholders may attend the Special Meeting online and vote at the Special Meeting by visiting http://www.cstproxy.com/armadaacquisition/2024 and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company.

Registering for the Special Meeting

Any stockholder wishing to attend the virtual meeting should register for the meeting by                 , 2024. To vote upon the proposals included in this proxy statement/prospectus, please follow these instructions as applicable to the nature of your ownership of Armada Common Stock:

•

To vote using the proxy card, simply complete, sign, date and return the proxy card pursuant to the instructions on the card. If you return your signed proxy card before the Special Meeting, we will vote your shares as directed.

•

To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the Notice. Your telephone vote must be received by 11:59 p.m. Eastern Time on                 , 2024 to be counted.

•

To vote through the Internet before the meeting, go to http://www.cstproxy.com/armadaacquisition/2024 and follow the on-screen instructions. Your Internet vote must be received by 11:59 p.m., Eastern Time                 , 2024 to be counted.

•

To vote through the Internet during the meeting, please visit http://www.cstproxy.com/armadaacquisition/2024 and have available the 12-digit control number included in your Notice, on your proxy card or on the instructions that accompanied your proxy materials.

Purpose of the Armada Special Meeting

At the Special Meeting, Company stockholders will vote on the following proposals:

•

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Business Combination including the Business Combination Agreement, by and among Armada, Rezolve Limited, Rezolve, and Rezolve Merger Sub, pursuant to which Armada, Rezolve and Rezolve Merger Sub will effect a series of transactions including, among other things:

(i)

the Pre-Closing Demerger of Rezolve Limited will be effected pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for the Promissory Note, to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.;

As part of the Business Combination Proposal, stockholders are also being asked to consider and vote on the approval of an amendment to Escrow Agreement to allow Continental Stock Transfer & Trust Company to distribute certain of the Escrow Shares prior to the expiration of the Escrow Period.

•

Proposal No. 2 — The Nasdaq Proposal — to consider and vote upon a proposal to adopt and approve, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of Rezolve Shares in connection with the Business Combination Agreement, including the Company Reorganization, the conversion of the Convertible Notes and, to the extent applicable, the Merger, in each case, as required by Nasdaq listing requirements;

•

Proposal No. 3 — The Incentive Equity Plan Proposal — to consider and vote upon a proposal to adopt and approve, the Rezolve Incentive Equity Plan, which will become effective on or before the Closing Date and will be used by Rezolve following the Closing;

•

Proposal No. 4 — The Charter Limitation Amendment Proposal — to consider and vote upon a proposal to amend the Armada Charter to eliminate from the Armada Charter the limitation that Armada may not consummate a business combination to the extent Armada would have net tangible assets of less than $5,000,001 immediately prior to or upon consummation of a business combination in order to allow Armada to consummate the Business Combination irrespective of whether Armada would exceed the Charter Limitation; and

•	Proposal No. 5 — Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal.

Recommendation of the Armada Board of Directors

Our Board believes that each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of Armada and its stockholders and recommends that its stockholders vote “FOR” each of the proposals.

In considering the recommendation of Armada’s Board that Armada’s stockholders vote in favor of the Business Combination Proposal, stockholders should be aware that aside from their interests as stockholders, the directors and officers of Armada have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Armada’s Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•

As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise;

•	the fact that Armada’s Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Armada Letter Agreement;

•

the fact that Armada’s Sponsor has agreed to advance any funds necessary to complete a liquidation of Armada and not to seek repayment for such expenses if Armada fails to complete an initial business combination by the applicable deadline and its remaining net assets are insufficient to complete such liquidation;

•

if the Trust Account is liquidated, including in the event Armada is unable to complete an initial business combination within the required time period, Armada’s Sponsor has agreed to indemnify Armada to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Armada has entered into an acquisition agreement or claims of any third party (other than Armada’s independent public accountants) for services rendered or products sold to Armada, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of Armada’s existing directors and officers and the continuation of Armada’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that Stephen Herbert and Douglas Lurio will be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of Rezolve after the Business Combination;

•

the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of $3,375,000 in deferred fees from Armada’s initial public offering, a capital markets advisory fee of $3,000,000 and a financial advisory fee of $8,750,000 and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor;

•

the fact that Armada’s Sponsor, officers and directors will lose their investment in their Founder Shares if an initial business combination is not consummated by the applicable deadline. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of Armada Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Armada Common Stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to Armada for no consideration. The 4,882,500 Founder Shares owned by the Sponsor and the 205,000 Founder Shares held by Armada’s chief executive officer, president and independent directors would have had an aggregate market value of approximately $                 and $                , respectively, based upon the closing price of $                 per public share on the Nasdaq on                 , the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; however, in connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by Armada at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements. Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make the Investor Capital Contribution from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide certain Investor Capital Contributions, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination; and

•

the fact that, based on the difference in the purchase price of approximately $0.006 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Armada’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of Rezolve Ordinary Shares falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of Armada experience a negative rate of return.

Armada’s Sponsor holds in the aggregate approximately                 % of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will likely be worthless if Armada does not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) Armada’s Sponsor, officers and directors have entered into a letter agreement with Armada, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Common Stock in connection with the completion of Armada’s Business Combination; and (b) to waive their redemption rights with respect to their shares of Common Stock in connection with a stockholder vote to approve an amendment to Armada’s current amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of Armada’s public shares if Armada does not complete its initial business combination within 24 months (as extended) from the closing of the IPO or to provide for redemption in connection with a business combination.

The personal and financial interests of Armada’s officers and directors may have influenced their motivation in identifying and selecting Rezolve, completing a business combination with Rezolve and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

Armada has fixed the close of business on                 , 2024, as the “record date” for determining Armada Stockholders entitled to notice of and to attend and vote at the Special Meeting. If your shares of Armada Common Stock are held in “street name” or are in margin or similar account, you should contact your broker or bank to ensure that votes related to the shares of Armada Common Stock you beneficially own are properly counted. As of the close of business on the record date, there were                  shares of Armada Common Stock and Founder Shares outstanding and entitled to vote, of which                  are public shares,                  are Private Placement Shares held by our Sponsor, and                  are Founder Shares held by our Sponsor.

Quorum and Required Vote for Proposals for the Special Meeting

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal requires the affirmative vote of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting. In order to establish the quorum for purposes of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, holders of at least a majority of the outstanding shares of Armada Common Stock must be present at the Special Meeting in person or by proxy. Accordingly, a Company stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will not be counted towards the number of shares of Armada Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal.

Under these voting standards, a failure to vote or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. Broker non-votes will not have any effect on the outcome of any other Proposals.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Equity Plan Proposal are approved at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Proposal or the Incentive Equity Plan Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our public stockholders.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum. Abstentions will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting. Broker non-votes will not have any effect on the outcome of any Proposals.

Voting Your Shares — Stockholders of Record

If you are an Armada stockholder of record, you may vote by mail or in person at the Special Meeting. Each share of Armada Common Stock that you own in your name entitles you to one vote on each of the proposals for the Special Meeting. Your one or more proxy cards show the number of shares of Armada Common Stock that you own.

Voting by Mail.    You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Armada Common Stock will be voted as recommended by our Board. Our Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Equity Plan Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by                 , Eastern Time, on                 , 2024.

Voting at the Meeting — We will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at http://www.cstproxy.com/armadaacquisition/2024, in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting. See “Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Voting Your Shares — Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to bring to the Special Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. Please see “Attending the Special Meeting” below for more details.

Share Ownership of and Voting by Armada Directors and Officers

As of the Record Date, Armada’s directors and officers and their affiliates had the right to vote approximately                  shares of Armada Common Stock, representing approximately    % of the shares of Armada Common Stock then outstanding and entitled to vote at the Special Meeting. Armada Initial Shareholders entered into a Transaction Support Agreement with Armada to vote “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Equity Plan Proposal and “FOR” the Adjournment Proposal.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at the Special Meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•

you may notify the Company’s Secretary in writing to c/o Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103, Attn: Secretary, before the Special Meeting that you have revoked your proxy; or

•	you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. Under our bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Armada Common Stock, you may contact                 , our proxy solicitor, at                 (call collect),                 (call toll-free), or by sending an e-mail to                 .

Redemption rights

Pursuant to our certificate of incorporation, any holders of our public shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the IPO of Armada (calculated as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable)). For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $                 as of                 , 2023, the estimated per share redemption price would have been approximately $                 on such date. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business

Combination. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the vote is taken with respect to the Business Combination, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account.

In order to exercise your Redemption Rights, you must:

•	if you hold public units, separate the underlying public shares and public warrants;

•

prior to 5:00 p.m., Eastern Time, on                 , 2024 (two business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our Transfer Agent, at the following address:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor

New York, New York 10004

Attention:

E-mail:

•

in your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Armada Common Stock; and

•

deliver your public shares either physically or electronically through DTC’s DWAC system to our Transfer Agent at least two business days before the Special Meeting. Stockholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allow at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Stockholders seeking to exercise their Redemption Rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to our Transfer Agent prior to the date that is two business days prior to the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that our transfer agent return the shares (physically or electronically). You may make such request by contacting our Transfer Agent at the address listed above.

Holders of outstanding public units must separate the underlying public shares and public warrants prior to exercising Redemption Rights with respect to the public shares.

If you hold public units registered in your own name, you must deliver the certificate for such public units to Continental Stock Transfer & Trust Company, our Transfer Agent, with written instructions to separate such public units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your Redemption Rights upon the separation of the public shares from the public units.

If a broker, dealer, commercial bank, trust company or other nominee holds your public units, you must instruct such nominee to separate your public units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our Transfer Agent. Such written instructions must include the number of public units to be split and the nominee holding such public units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of public shares and completed far enough in advance to permit your nominee to exercise your Redemption Rights upon the separation of the public shares from the public units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your Redemption Rights.

Each redemption of shares of Armada Common Stock by our public stockholders will reduce the amount in the Trust Account. Although the Armada Charter does not provide a specified maximum redemption threshold, the Armada Charter would prohibit Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and implemented. Holders of our outstanding public warrants do not have redemption rights for such public warrants in connection with the Business Combination.

Prior to exercising Redemption Rights, stockholders should verify the market price of Armada Common Stock as they may receive higher proceeds from the sale of their shares of Armada Common Stock in the public market than from exercising their Redemption Rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Armada Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Armada Common Stock when you wish to sell your shares.

If you exercise your Redemption Rights, your shares of Armada Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the post-combination company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

We will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders and our warrants will expire worthless, unless the Business Combination is approved and we consummate an initial business combination by February 17, 2024.

Appraisal Rights

Appraisal rights are not available to holders of shares of Armada Common Stock in connection with the Business Combination.

Proxy Solicitation Costs

Armada is soliciting proxies on behalf of its Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. The Company has engaged                  to assist in the solicitation of proxies for the Special Meeting. Armada and its directors, officers and employees may also solicit proxies in person. Armada will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

Armada will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. Armada will pay                 a fee of $                , plus disbursements, reimburse                 for its reasonable out-of-pocket expenses and indemnify                 and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as our proxy solicitor. We will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to our stockholders. Directors, officers and employees of the Company who solicit proxies will not be paid any additional compensation for soliciting proxies.

THE BUSINESS COMBINATION PROPOSAL

The Business Combination Agreement

Pursuant to the terms of the Business Combination Agreement, Armada, Rezolve and Rezolve Merger Sub will effect a series of transactions, pursuant to which among other things:

(i)

the Pre-Closing Demerger of Rezolve Limited will be effected pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note (the “Promissory Note”), to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

As part of the Business Combination Proposal, stockholders are also being asked to consider and vote on the approval of an amendment to Escrow Agreement to allow Continental Stock Transfer & Trust Company to distribute certain of the Escrow Shares prior to the expiration of the Escrow Period.

As a result of the Company Reorganization and the Business Combination the shareholders of Rezolve will hold a number of Rezolve Ordinary Shares equal to the quotient obtained by dividing (x) $1,600,000,000 by (y) $10.00. They will also hold                  shares issued since December 17, 2021.

Upon the closing of the transactions, it is expected that Rezolve PLC will be listed on The Nasdaq Stock Market LLC under the new ticker symbol “                .”

Transaction Structure

The following diagram shows the current ownership of Armada, Rezolve Limited and Rezolve.

1. Current Ownership Structure1

1	These organization structures exclude ANY, which is a controlled Variable Interest Entity.

As part of the Pre-Closing Demerger, Rezolve Limited will transfer all of its business and assets to Rezolve (except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) in exchange for the issue of shares in Rezolve to the shareholders of Rezolve Limited, as shown below.

2. Rezolve Pre-Closing Demerger2

2	These organization structures exclude ANY, which is a controlled Variable Interest Entity.

3. Rezolve AI Limited Post Pre-Closing Demerger

Pursuant to the Business Combination Agreement, following the Company Reorganization: among other things, Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity. Following completion of the merger described above, Armada will be a wholly-owned subsidiary of Rezolve, and each issued and outstanding security of Armada will be exchanged for securities of Rezolve, as shown below.

4. Armada Merges Into Rezolve Merger Sub

5. Post-Closing Structure

Treatment of Armada Common Stock

Each of Rezolve’s board of directors and the Board has approved the Business Combination Agreement, which provides for the Merger of Rezolve Merger Sub, a wholly-owned subsidiary of Rezolve, with and into Armada. Armada will be the surviving entity in the Merger and will become a wholly-owned subsidiary of

Rezolve. As a result of the Merger, each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

Treatment of Armada Warrants

Each warrant to purchase one share of Armada Common Stock at an issue price of $11.50 per share (each an “Armada Warrant”) issued and outstanding immediately prior to the effective time of the Merger shall be exchanged for one warrant to purchase one (1) Rezolve Ordinary Share at an issue price of $11.50 (each a “Rezolve Warrant”) (or any fraction thereof, as applicable, and if any holder has any entitlement to a fraction of a Rezolve Warrant upon the exchange of all the Armada Warrants so held by him then that fraction will be rounded down) and shall thereupon be terminated and no longer outstanding.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization and qualification, (ii) capitalization, (iii) authorization to enter into such agreements, (iv) financial statements, (v) consents and requisite government approvals, (vi) licenses and permits, (vii) material contracts, (viii) absence of changes, (ix) litigation, (x) compliance with law, (xi) employee plans, (xii) environmental matters, (xiii) intellectual property, (xiv) labor matters, (xv) insurance, (xvi) tax matters, (xvii) brokers, (xviii) real and personal property, (xix) transactions with affiliates, (xx) data privacy and security, (xxi) compliance with international trade and anti-corruption laws, (xxii) information supplied, and (xxiii) regulatory compliance.

Material Adverse Effect

The obligations of Armada to consummate the Closing of the transaction are subject to no Company Material Adverse Effect having occurred. For this purpose “Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or financial condition of Rezolve and its subsidiaries, taken as a whole, or (b) the ability of Rezolve to consummate the transactions contemplated under the Business Combination Agreement.

Covenants and Agreements

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of Rezolve’s business prior to the consummation of the Business Combination, and, as applicable, efforts to satisfy the conditions to consummation of the Business Combination. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for the parties to use their reasonable best efforts to obtain all consents, approvals, authorizations, qualifications and orders of Governmental Authorities and other persons to fulfill the conditions therein, as set forth in the Business Combination Agreement, and for the preparation and filing of a registration statement on Form F-4 relating to the Business Combination and the preparation of a proxy statement of Armada.

Closing Conditions

The Company Reorganization is to occur on the first business day following the satisfaction of the specified conditions and following the Company Reorganization Date, the Merger Closing is to take place.

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including: (a) no order, judgement, injunction or law being issued by any court prohibiting the consummation of the Business Combination; (b) the registration statement of Rezolve shall have become effective; (c) Armada’s stockholders shall have approved, among other things, the Business

Combination; (d) written consent of the requisite stockholders of Rezolve shall have been given; (e) the Pre-Closing Demerger, Company Reorganization and Merger shall have occurred; (f) the expiration or termination of any applicable waiting period under applicable anti-trust laws; (g) the Ordinary Shares of Rezolve being listed on The Nasdaq Stock Market LLC or other applicable national exchange as of the Closing Date; (h) the Rezolve Incentive Equity Plan shall have been adopted and (i) the parties shall have become parties to the Investor Rights Agreement. The Armada Charter also prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001. Armada currently has net tangible assets that are less than $5,000,001 on a pro forma basis and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation.

Termination; Effectiveness

The Business Combination Agreement allows the parties to terminate such agreements if certain conditions described therein are satisfied, including as follows:

The Business Combination Agreement may be terminated:

•	by mutual written consent of Armada and Rezolve;

•

by Armada or Rezolve, if the other party has breached any of its representations and warranties or failed to perform any of its covenants or agreements, in each case, such that certain conditions to Closing would not be satisfied and the breach of such representations, warranties, covenants or agreements, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to the breaching party, and (ii) the Termination Date (as defined below), provided that no party may exercise its right to terminate the Business Combination Agreement if such party is then in breach of the Business Combination Agreement so as to prevent certain conditions to Closing from being satisfied;

•

by either Armada or Rezolve if the Business Combination is not consummated on or before the Termination Date, provided that the right to terminate the Business Combination Agreement will not be available to any party whose breach of any of its covenants or obligations under the Business Combination Agreement has primarily caused the failure of the Business Combination to occur on or before the Termination Date;

•

by either Armada or Rezolve if a governmental entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, which order, decree, judgment, ruling or other action is final and non-appealable;

•	by either Armada or Rezolve if the Armada shareholder approval has not been obtained;

•

by Armada if Rezolve does not deliver, or cause to be delivered, the written consent of Rezolve’s shareholders within twenty-four (24) hours after Armada notifies Rezolve of the effectiveness of the Registration Statement; or

•	by Armada if the PCAOB financial statements are not delivered to Armada by Rezolve on or before the date that is sixty (60) days from the date of the Business Combination Agreement.

Fees and Expenses

The fees and expenses incurred in connection with the Business Combination Agreement, the ancillary agreements and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses. However, (i) if the Business Combination Agreement is terminated in accordance with its terms, Rezolve will pay, or cause to be paid, all unpaid Rezolve expenses and Armada will pay, or cause to be paid, all unpaid Armada expenses, and (ii) if the Closing occurs, then Rezolve will pay, or cause to be paid, all unpaid Rezolve expenses and all unpaid Armada expenses.

Ancillary Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof (the “Ancillary Agreements”). The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Rezolve Incentive Equity Plan

In connection with the Business Combination, Rezolve shall adopt, prior to or effective upon the Closing, the Rezolve Incentive Equity Plan, subject to Armada shareholder approval, prior to the Closing, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of Rezolve and its affiliates, which is essential to Rezolve’s long-term success. For additional information about the Rezolve Incentive Equity Plan, please see the section titled “The Incentive Equity Plan Proposal” in this proxy statement/prospectus.

Transaction Support Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Armada and the Key Company Shareholders (as defined in the Business Combination Agreement) have entered into the Transaction Support Agreement (the “Transaction Support Agreement”), pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Pre-Closing Demerger and the Company Reorganization (b) vote in favor of the Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated hereby, (c) enter into the Investor Rights Agreement (as described below) at Closing and (d) the termination of certain agreements effective as of Closing.

Investor Rights Agreement

Pursuant to the terms of the Business Combination Agreement, in connection with the Business Combination, Rezolve and certain stockholders of Rezolve (the “Holders”) shall enter into an Investor Rights Agreement (the “Investor Rights Agreement”) at the closing of the Business Combination. Pursuant to the terms of the Investor Rights Agreement, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised and compliance with the applicable lock-up period, each of the Sponsor and the Holders may demand at any time or from time to time, that Rezolve files a registration statement on Form F-1 or Form F-3 to register their respective Ordinary Shares of Rezolve or to conduct an underwritten offering. The Investor Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Investor Rights Agreement provides that, other than to certain permitted transferees that have become a party to the Investor Rights Agreement, the Holders shall not transfer, pledge (except as collateral to any financing source in the ordinary course) or sell, or grant any option with respect to, enter into any swap or other arrangements that transfers any of the economic benefits of, or publicly announce any intention to enter into such an agreement or arrangement with respect to any of their Ordinary Shares of Rezolve beneficially owned or owned of record by such Holders for a period of one hundred and eighty (180) days after the closing date of the Business Combination (the “Initial Lockup Period”) except, that, with respect to ten percent (10%) of the Registrable Securities (the “10% Lockup Shares”), the Initial Lockup Period shall expire earlier as follows: (x) with respect to one-third of the 10% Lockup Shares, on the date on which the trading price is greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period, (y) with respect to an additional one-third of the 10% Lockup Shares, on the date on which the trading price of the Ordinary Shares is greater than $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period; and (z) with respect to the remaining one-third of the 10% Lockup Shares, on the date on which the trading price of the Ordinary Shares is greater than $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period.

The lockup provisions of the Investor Rights Agreement do not apply to the Ordinary Shares of Rezolve held by EarlyBird Capital, Inc. or the Ordinary Shares pursuant to the Convertible Notes (and described below). Rezolve may determine that the Initial Lockup Period will not apply to certain holders from time to time to enable Ordinary Shares to be sold in the market.

Under the Investor Rights Agreement, the Sponsor and the Holders will also be entitled to nominate individuals to the board of directors of Rezolve following the Closing, in each case, on the terms and subject to the conditions set forth therein. In particular, such securityholders will agree to take all necessary and desirable actions such that (i) on Closing it is envisaged the size of the board of directors shall initially be comprised of eight (8) (provided that Daniel Wagner shall have the right to appoint an additional director to the Board from time to time) members and thereafter may be changed from time to time by resolution of the board of directors in accordance with the Memorandum and Articles of Association and (ii) while the size of the Board is eight (8) members, at least                      of those members (and if the size of the Board is nine (9) or ten (10) members, at least                      of those members) shall satisfy the independence criteria of the applicable national exchange on which the Ordinary Shares are then listed. Additionally, Rezolve and such securityholders will agree to take all necessary and desirable actions such that the following individuals will initially be elected to the Rezolve board:

•

for so long as Daniel Wagner together with his affiliates beneficially owns any of the issued and outstanding Ordinary Shares of Rezolve, up to seven (7) individuals may be nominated by Daniel Wagner who will initially be: comprised of the following six (6) directors: Daniel Wagner, Anthony Sharp, Sir David Wright, Stephen Perry, John Wagner and Derek Smith (and Daniel Wagner shall have the right to appoint an additional director to the Board from time to time);

•

for the period of 12 months from the Closing Date and for so long as the Sponsor and its affiliates or permitted transferees beneficially owns any of the issued and outstanding Ordinary Shares of Rezolve, two (2) individuals designated in writing by the Sponsor, at least one of whom shall satisfy the independence criteria of the applicable national exchange on which the Ordinary Shares are then listed; and

•

for so long as the Sponsor group has nomination rights under the Investor Rights Agreement, one director to be mutually determined by the nominating committee and the Sponsor group, who shall satisfy the independence criteria of the applicable national exchange on which the Ordinary Shares of Rezolve are then listed.

In connection with the execution of the Investor Rights Agreement, the registration rights agreement dated August 12, 2021 between Armada and the Sponsor will be terminated.

Convertible Notes

In connection with the Business Combination Agreement, on December 16, 2021, Rezolve Limited entered into a secured convertible loan note instrument, as amended and restated on November 21, 2022 and as further amended and restated on May 23, 2023 (the “Loan Note Instrument”) and currently is in respect of an aggregate amount of $39,625,000 loan notes of $1.00 each in the capital of Rezolve Limited (the “Convertible Notes”) of which $31,125,000 are in issue and a further $8,500,000 will be issued on completion of the Pre-Closing Demerger and are secured by debentures over the assets of Rezolve Limited. It is intended that with effect from the completion of the Pre-Closing Demerger, the Loan Note Instrument be novated to Rezolve and be secured by a debenture over the assets of Rezolve. The principal and interest on the Convertible Notes is convertible into ordinary shares of Rezolve Limited (or after the Pre-Closing Demerger into Rezolve Ordinary Shares) at a 30% discount to the equity value of such ordinary shares (or after the Pre-Closing Demerger, Rezolve Ordinary Shares) in connection with the consummation of the Business Combination or if less at a 30% discount to the annual average VWAP for the year ended on the latest December 31 falling after Closing. The Convertible Notes will mature on the date falling three years after Closing (or on December 31, 2024 if Closing has not occurred by then), bear interest of 7.5% per annum prior to Closing and at 0% after Closing (save when an event of default has occurred and is continuing, a 10% interest rate will apply) and are redeemable by the noteholder on certain events, including, without limitation, the failure of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) to pay any amount due thereunder when due.

Under the terms of the Loan Note Instrument, Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) has given certain covenants to the noteholders which remain in force while the Convertible Notes are outstanding, including that (i) Rezolve Limited and its subsidiaries (or after the Pre-Closing Demerger, Rezolve and its subsidiaries) shall not incur any indebtedness that would rank senior to the Convertible Notes without the prior consent of holders of more than two-thirds of the aggregate principal amount of the Convertible Notes outstanding from time to time (the “Noteholder Majority”); and (ii) for so long as one or more of Apeiron Investment Group Ltd, Bradley Wickens and any of their respective affiliates (including any other person with the prior written consent of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve), not to be unreasonably withheld, delayed or conditioned) holds at least $20,000,000 in aggregate of the principal amount of the Convertible Notes from time to time, Rezolve Limited and its subsidiaries (or after the Pre-Closing Demerger, Rezolve and its subsidiaries) shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority. The definition of “Extraordinary Transactions” covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) or, in the case of a natural person, is an employee or director of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) and such loan or advance is made in the ordinary course of business under the terms of an employee stock or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of Rezolve Limited or any of its subsidiaries (or after the Pre-Closing Demerger, Rezolve or any of its subsidiaries) arising in the ordinary course of business; (c) changing the principal business of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve), entering new lines of business, or exiting the current line of business; (d) selling, assigning, licensing, charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of business; (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market cap of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) for the 90 calendar days prior to such transaction (calculated based on the volume-weighted average share price of the shares of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve); (g) amending the articles of association of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction except for any merger, combination or scheme of arrangement undertaken solely to implement the acquisition or disposition of assets which would not constitute an Extraordinary Transaction (as defined in the Loan Note Instrument) under (f); and (i) liquidating, dissolving or winding up the affairs of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve).

The Convertible Notes will not be repaid at the Closing of the Business Combination and will either convert into Rezolve Ordinary Shares or remain outstanding. The Convertible Notes will not be registered under the Securities Act and have been issued in reliance on the exemption from registration requirements thereof provided by Regulation S promulgated thereunder as a transaction solely to non-US persons (as defined in Regulation S).

Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) has agreed that, within forty five (45) days from the date of listing on Nasdaq (the “Registration Deadline”), it will file with the SEC a registration statement (the “Registration Statement”) registering the resale of the Convertible Notes held by any Major Investors from time to time (any Convertible Notes and Rezolve Shares held by Major Investors, the “Registrable Securities”) and shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the sixtieth (60th) calendar day (or ninetieth (90th) calendar day if the SEC notifies Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) that it will “review” the Registration Statement) following the Registration Deadline. Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) has agreed to cause such Registration Statement, or another shelf registration statement that includes the Registrable Securities to remain effective until the earlier of (i) the date on which each Major Investor and its affiliates cease to hold any Registrable Securities or (ii) on the first date on which each Major Investor and its affiliates are able to sell all of their Registrable Securities under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold. Prior to the effective date of the Registration Statement, Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) will use commercially reasonable efforts to qualify the Registrable Securities for listing on the applicable stock exchange. If the SEC prevents Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) from including any or all of the Registrable Securities proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Rezolve securities by the applicable shareholders or otherwise, (i) such Registration Statement shall register for resale such number of Rezolve securities which is equal to the maximum number of Rezolve securities as is permitted by the SEC and (ii) the number of Rezolve securities to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. “Major Investor” means any noteholder that, individually or together with such noteholder’s affiliates, holds at least $5,000,000 in aggregate principal amount of Convertible Notes or at least 5,000,000 Rezolve Shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

Polar Subscription Agreement

Effective December 12, 2023, Armada and the Sponsor entered into an subscription agreement (the “Polar Subscription Agreement”) with Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain capital contributions (the “Investor Capital Contribution”) from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination, as further described below; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contribution at the closing of an initial business combination, as further described below.

Investor Capital Contribution

The maximum aggregate Investor Capital Contribution is $440,000, with an initial Investor Capital Contribution of $110,000 available for drawdown within five (5) business days of the Polar Subscription Agreement.

Share Issuance

In exchange for the forgoing commitment of Polar to make capital contributions to the Sponsor, the Company agrees to, or cause the surviving entity following the closing of the Company’s initial business combination to, issue 880,000 shares of Armada common stock currently held by the Sponsor in consideration for the amount that has been funded by Polar as of or prior to the closing of an initial business combination. The Company or the surviving entity of the business combination shall promptly file a registration statement for resale to register the Subscription Shares after the closing of an initial business combination, but no later than

45 calendar days after the closing of business combination, and cause the registration statement to be declared effective by 150 calendar days after the closing of an initial business combination.

Background of the Business Combination

Armada is a blank check company incorporated in Delaware on November 5, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Armada has sought to capitalize on the substantial deal sourcing, investing and operating expertise of its management team and Armada’s advisors to identify and combine with a business that provides digital, on-line, or mobile payment solutions, processing and gateway services, point-of-sale technologies, consumer engagement platforms, and ecommerce and loyalty solutions.

The terms of the Business Combination are the result of arms’-length negotiations among the representatives of Armada and Rezolve. The following is a brief description of the background of these negotiations and the resulting Business Combination.

The registration statement for Armada’s initial public offering was declared effective by the SEC on August 12, 2021. On August 17, 2021, Armada consummated its initial public offering of 15,000,000 Units at $10.00 per Unit, generating gross proceeds of $150.0 million. Each Unit consists of one share of common stock, and one-half of one redeemable warrant to purchase one share of common stock at a price of $11.50 per whole share. Simultaneously with the closing of Armada’s initial public offering, Armada completed the private sale of an aggregate of 459,500 shares of common stock to the Sponsor at a purchase price of $10.00 per share, generating gross proceeds to the Company of $4.595 million. Armada’s original certificate of incorporation provided that it had until 15 months from the closing of its initial public offering (or November 17, 2022) to consummate an initial business combination. Armada held an annual meeting of its stockholders on February 2, 2023 and at the Annual Meeting the stockholders approved an amendment to the certificate of incorporation to provide a further extension such that Armada has, at its election, until as late as August 17, 2023 to consummate the initial business combination. On August 2, 2023, Armada’s stockholders approved an amendment to Armada’s Charter to allow Armada, without another stockholder vote, to elect to extend the date by which Armada must consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the applicable extension date, until February 17, 2024, or a total of up to six months after August 17, 2023, unless the closing of a Business Combination shall have occurred prior thereto. On August 8, 2023, Armada deposited funds into the Trust Account to extend the date by which it must consummate a Business Combination until September 17, 2023, and on each of September 12, 2023, October 11, 2023, November 9, 2023, December 15, 2023 and January 12, 2024 the Company extended the Combination Period by an additional one month each time or until February 17, 2024.

Prior to the consummation of its initial public offering, neither Armada, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Armada. Following the closing of Armada’s initial public offering on August 17, 2021, Armada’s management team began meetings with prospective third-party advisors to assist with its due diligence review of potential business combination targets and engaged Northland Securities, Inc. (“Northland”) and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”) as advisors for its initial business combination.

After Armada’s initial public offering and following the engagement of Northland and CCM, Armada’s management commenced an active search for prospective business combination targets with the objective of consummating an acquisition. Armada’s management commenced its search for a potential business combination target on August 24, 2021 by reviewing lists of potential business combination targets prepared by Armada management with representatives of CCM. Armada management organized the list into three different sets of potential acquisition targets. The first set of potential acquisition targets comprised 7 FinTech companies (the “FinTech Target List”), all of which fit within its acquisition criteria, but only one of which Armada’s management determined to pursue discussions with, Company A. The second set of potential acquisition targets comprised 17 potential acquisition targets in the technology space (the “Technology Target List”). The acquisition targets on the Technology Target List potentially fit within Armada’s acquisition criteria; however, substantial further review of the targets on the Technology Target List would have been required by Armada management to make such a determination due to the lack of familiarity with the potential acquisition targets by Armada management and, as a result, Armada’s management did not pursue any of the acquisition targets in the Technology Target List. The third set of potential acquisition targets comprised a set of 10 potential acquisition targets in the Blockchain/Cryptocurrency industry (the “Crypto Target List”), only one of which Armada’s management believed may have met its acquisition criteria. As discussed in more detail below, Armada entered into discussions with Company A and its representatives, which was on the FinTech Target List, pursuant to a signed non-disclosure agreement. CCM also contacted the potential acquisition target on the Crypto Target List that may have met Armada’s acquisition criteria; however, the prospective target turned down the opportunity to engage in discussions with Armada because it indicated it was not interested in pursuing a deal with a special purpose acquisition company.

In determining which potential business combination opportunities to pursue, Armada’s management considered a variety of factors in selecting potential business combination targets, including, but not limited to, the potential transaction size and enterprise value for the target relative to the size of Armada’s Trust Account; the industry in which the target operates, with a focus on those targets that fit within the acquisition criteria set forth in its final prospectus for Armada’s initial public offering in the digital, on-line or mobile payment solutions, processing and gateway services sectors, and/or with point-of-sale technologies, consumer marketing platforms, and e-commerce and loyalty solutions; and the public company readiness of the potential business combination targets, including the experience and composition of the management teams of the potential business combination targets.

Representatives of CCM introduced Rezolve to Armada’s management as a potential business combination target that was a provider of e-commerce software solutions. On or about August 30, 2021, CCM arranged for an introductory call between certain members of Armada’s management team and certain members of Rezolve’s management team, during which the parties discussed a possible business combination between Armada and Rezolve.

Between August 23, 2021 and August 30, 2021, Armada’s management team negotiated two non-disclosure agreements with Company A and Rezolve, and held introductory calls with these targets. Armada additionally reviewed investor presentations with Rezolve during this period. Such non-disclosure agreements contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions. Further, such non-disclosure agreements did not contain any standstill or “don’t ask, don’t waive” provisions. Following the execution of the non-disclosure agreement with Armada, Rezolve provided access to its curated data room to Armada’s management team and certain of its advisors on August 30, 2021.

On September 1, 2021, Rezolve sent Armada a proposed letter of intent for a business combination reflecting a pre-money total enterprise value of $2.0 billion. Rezolve further indicated to Armada that it was in substantive negotiations with at least one other special purpose acquisition company at the same time and that its board of directors planned to choose a final SPAC counterparty at its next board meeting to be held in the next few days. On September 2, 2021, Armada held a meeting with its board of directors at which Armada’s management reviewed with the board of directors the business combination target search conducted to date and the terms of the proposed letter of intent received from Rezolve. Following its review of Armada management’s search for a business combination target that had been conducted and the terms of the proposed letter of intent with Rezolve, and in light of Rezolve’s stated intention to sign a letter of intent with one of the special purpose acquisition companies with which it was in discussions, Armada’s board of directors authorized Armada’s management to negotiate a letter of intent with Rezolve.

Between September 2, 2021 and September 7, 2021, representatives of Armada and representatives of Rezolve negotiated the terms of a letter of intent, including discussions of the preliminary valuation for Rezolve. On September 4, 2021, representatives of Armada, CCM and Rezolve held a due diligence call that included discussion of Rezolve’s historic and projected revenues and EBITDA assumptions underlying Rezolve’s proposed valuation under the terms of the proposed letter of intent. Following that due diligence call, representatives of Armada sent its letter of intent response to Rezolve that reflected a pre-money enterprise value of $1.75 billion. On September 7, 2021, Armada and Rezolve entered into a letter of intent for the proposed Business Combination at a pre-money total enterprise value of $1.75 billion, subject to no purchase price adjustments for net debt or working capital, but otherwise contemplating typical covenants regarding the operation of the business between signing and closing of the Business Combination. The pre-money total enterprise value was based on 3.3 times Rezolve’s projected revenues for 2022, 0.8 times Rezolve’s projected revenues for 2023 and approximately 2.0 times Rezolve’s projected EBITDA for 2023, which were the same projected financial results of Rezolve relied upon in connection with the opinion of Northland herein discussed.

On or about September 11, 2021, Armada engaged DLA Piper LLP (US) (“DLA Piper”) as its legal advisor and also engaged KPMG LLP (“KPMG”) for financial, tax and public company readiness due diligence. Representatives of DLA Piper and KPMG were given data room access to an updated data room on September 19, 2021 and September 21, 2021, respectively. In engaging DLA Piper and KPMG, Armada’s management took into consideration that no conflicts with respect to Rezolve or the proposed Business Combination transaction in connection with their engagement; however, Armada management subsequently learned in October 2021 that Rezolve had engaged a separate group at KPMG to assist with certain accounting and tax matters for Rezolve. On or about October 15, 2021, Armada engaged CCM as its capital markets advisor and financial advisor in connection with the business combination. On or about October 25, 2021, Armada engaged CCM and Cantor Fitzgerald & Co. (“Cantor”) as placement agents for a private placement in connection with the proposed Business Combination with Rezolve. In connection with the engagement of CCM, Armada’s board of directors and management took into consideration the fact that CCM served as a financial advisor to Armada for Armada’s initial public offering and would be entitled to receive a deferred fee of $3,375,000, and was also serving as Armada’s financial advisor in connection with the Business Combination with Rezolve for which it would be entitled to a financial advisory fee of $8,750,000. With respect to the engagement of Cantor, Armada’s board of directors and management took into consideration the fact that Cantor was also engaged as a financial advisor to Rezolve in connection with the proposed Business Combination. Notwithstanding these interests of CCM and Cantor, Armada’s management selected these firms based upon the sophistication and extensive experience of CCM and Cantor with fundraising for special purpose acquisition business combination transactions, such as the proposed Business Combination with Rezolve.

As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. These include Mr. Lurio’s service as a director for Elbeco Incorporated, Mr. Mohammad Khan’s interests as co-founder, president and director of Omnyway, Inc., Mr. Decker’s service as a director of Actua Corporation and Mr. Celso White’s interests as co-founder and chief executive officer of Igniting Business Growth LLC and his service as a director for CF Industries Holdings, Inc. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise. Armada’s board of directors believes that such pre-existing affiliations and obligations did not affect Armada’s search for an acquisition target because the affiliated companies are generally closely held entities controlled by such officer or director, such affiliated companies are not affiliated with one another, and the industry of or markets served by the affiliated companies’ respective businesses was such that it was unlikely that a conflict would arise.

Armada determined to enter into a letter of intent with Rezolve and to pursue a potential Business Combination with Rezolve, rather than Company A or not at all, due to, among other things, Rezolve’s expressed interest and pursuit of a potential business combination with a special purpose acquisition company, and the fact that Rezolve had engaged a firm for a Public Company Accounting Oversight Board (PCAOB) audit of its 2021 financial statements. Additionally, Armada’s management prioritized Rezolve as a potential business combination target because its business fit within the acquisition criteria set forth in Armada’s final prospectus for its initial public offering, notably that Rezolve was a provider of e-commerce software solutions that had commenced generating recurring revenues on a projected annualized basis of approximately $180 million and had approximately 100,000 merchants engaged on its platform.

Commencing on September 22, 2021, representatives of Armada, Rezolve, DLA Piper and Rezolve’s counsel, Taylor Wessing (“Taylor Wessing”) and Wilson Sonsini Goodrich & Rosati (“WSGR”) met for introductions and to discuss the timeline and process for due diligence and drafting responsibilities for the business combination agreement, dated December 17, 2021 (the “Original Business Combination Agreement”) and related agreements. Weekly video conference calls were established between the parties to facilitate communications regarding the due diligence review and drafting and negotiation of the Original Business Combination Agreement and related transaction documents. Following the September 22, 2021 meeting, DLA Piper, KPMG and Armada’s other advisors began an in-depth due diligence review of Rezolve. Additionally, Rezolve, Armada, CCM, and DLA Piper commenced preparation of an investor presentation with respect to the Business Combination and Rezolve.

On September 24, 2021, Armada’s management met with Armada’s board of directors following an audit committee meeting to update the board of directors on the status of the proposed Business Combination with Rezolve and the due diligence review by its advisors, DLA Piper and KPMG.

Between September 13, 2021 and November 3, 2021, Armada, KPMG, DLA Piper and King & Spalding, LLP (“King & Spalding”), counsel to CCM, conducted an in-depth due diligence review of Rezolve. On October 20, 2021, Barclays and Cantor, financial advisors to Rezolve, circulated a tracker detailing the due diligence requests made by the parties to date and indicating the status of each request, highlighting the status of the remaining open due diligence requests. On October 21, 2021, representatives of DLA Piper and King & Spalding held a call to review the status of their due diligence review of Rezolve and coordinate remaining due diligence requests. Between October 21, 2021 and October 28, 2021, representatives of DLA Piper, KPMG and King & Spalding provided Barclays and Cantor with supplemental legal due diligence requests for Rezolve and representatives of Barclays and Cantor facilitated the responses to such requests.

Based on the tax-related due diligence conducted by the parties, Rezolve and Armada agreed to explore structuring the proposed Business Combination through the use of a newly-formed Cayman Islands exempted company (“Cayman NewCo”). As a result, on or about October 22, 2021, Armada engaged Ogier as its counsel in the Cayman Islands to assist with the formation of Cayman NewCo and related matters. Rezolve engaged Harneys Westwood & Riegels LP as its counsel in the Cayman Islands.

On November 4, 2021, Armada’s board of directors held a meeting at which Armada’s management provided an update of the status of the due diligence review of Armada and drafting of the Business Combination Agreement. During this meeting, KPMG provided its report on its commercial and financial due diligence review of Rezolve to Armada’s management and board of directors. During this meeting, the board of directors also discussed a potential amendment to the terms of the letter of intent with Rezolve to seek a termination fee to cover Armada’s expenses if a business combination agreement was not executed by the parties and authorized Armada’s management to negotiate such an amendment with Rezolve.

On November 16, 2021, representatives of DLA Piper transmitted a draft of the Original Business Combination Agreement to representatives of Taylor Wessing. The draft Original Business Combination Agreement reflected a transaction whereby the business combination would be effected by a reorganization with Cayman NewCo, followed by a merger of a newly-formed merger subsidiary of Rezolve which would merge into Armada, with Armada surviving the merger as a wholly-owned subsidiary of Cayman NewCo. On November 24, 2021, Taylor Wessing responded to the draft Original Business Combination Agreement with additional comments provided to the draft by WSGR on November 26, 2021. Also on November 24, 2021, representatives of Taylor Wessing provided materials responsive to certain open due diligence requests regarding various corporate, contractual and intellectual property matters.

On or about November 26, 2021, representatives of Taylor Wessing provided to representatives of DLA Piper drafts of various transaction documents, including the drafts of the proposed convertible loan note instrument and related documents to be entered into by Rezolve at signing of the Original Business Combination Agreement in connection with the financing of the Business Combination, and a proposed Incentive Equity Plan for the post-combination company.

On or about November 26, 2021, Armada and Rezolve executed an amendment to the letter of intent that obligated Rezolve to pay a termination fee to cover Armada’s expenses if a business combination agreement was not signed by the parties under certain specified conditions. Rezolve agreed to this amendment to the letter of intent as consideration for Armada sharing the results of its due diligence review with prospective financing sources for Rezolve in connection with the Business Combination.

On or about November 29, 2021, representatives of Taylor Wessing provided to representatives of DLA Piper proposed documentation for the formation of Cayman NewCo.

Between November 29, 2021 and December 2, 2021, Rezolve, Barclays, Cantor, Armada and CCM engaged in due diligence and prepared and negotiated a subscription agreement related to financing the Business Combination through investments in Rezolve and Cayman NewCo.

On December 3, 2021, representatives of DLA Piper provided a responsive draft of the Original Business Combination Agreement to representatives of Taylor Wessing and WSGR, noting a number of concerns to Armada relating to structuring the Business Combination for tax purposes and issues relating to minimum cash requirements.

Between December 3, 2021 and December 6, 2021, representatives of DLA Piper and Taylor Wessing and WSGR, on behalf of their respective clients, continued to negotiate and draft the Original Business Combination Agreement and related agreements and disclosure schedules, as well as to continue to prepare the investor presentation relating to the Business Combination and Rezolve.

On December 10, 2021, representatives of Taylor Wessing provided representatives of DLA Piper with a responsive draft of the Original Business Combination Agreement, which reflected an agreement with Cayman NewCo, but an option to modify to an alternate structure for tax-related purposes.

On December 12, 2021, representatives of DLA Piper and Taylor Wessing and WSGR, on behalf of their respective clients, continued to negotiate and draft the Original Business Combination Agreement. Following such negotiations, representatives of DLA Piper provided a revised draft of the Original Business Combination Agreement to representatives of Taylor Wessing, which draft reflected revisions related to the structuring of the Business Combination and developments in the proposed financing for the Business Combination. On December 13, 2021, representatives of DLA Piper transmitted to representatives of Taylor Wessing, a draft of the transaction support agreement, the investor rights agreement and comments to Rezolve’s proposed disclosure schedules.

Between December 13, 2021 and the signing of the Original Business Combination Agreement on December 17, 2021, representatives of DLA Piper and Taylor Wessing and WSGR, on behalf of their respective clients, continued to negotiate the Original Business Combination Agreement and the related agreements pertaining to the Business Combination. During this period of time, Rezolve and Armada, prepared a press release and continued to update the proposed presentation relating to the anticipated announcement of the Business Combination by Armada and Rezolve.

Between December 14, 2021 and the signing of the Original Business Combination Agreement on December 17, 2021, representatives of DLA Piper and Taylor Wessing and WSGR, on behalf of their respective clients, as well as King & Spalding, on behalf of CCM, continued to negotiate the subscription agreement and related documentation for the financing of the Business Combination.

Commencing on or about December 3, 2021, Armada and representatives of DLA Piper began reviewing and negotiating engagement letters with Northland to act as a financial advisor in connection with the Board’s request for Northland to render a fairness opinion with respect to (i) the fairness from a financial point of view, to Armada of the consideration to be paid by Armada in the proposed business combination and (ii) whether the estimated fair market value of Rezolve of $1.75 billion is equal to a post combination allocation of at least 80% of the equity of the Combined Company to the existing Rezolve shareholders and by reference to the amount of funds held by Armada in the Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

On December 6, 2021, Armada’s board of directors entered into an engagement letter with Northland to render a fairness opinion with respect to (i) the fairness, from a financial point of view, to Armada of the aggregate stock consideration to be paid by Armada in the proposed business combination and (ii) whether Cayman NewCo has a fair market value equal to at least 80% of the balance of funds held by Armada in the Trust Account (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). Pursuant to its engagement letter, Northland is entitled to receive a fee of $100,000 payable upon Northland rendering its fairness opinion, with an additional fee of $900,000 payable in cash immediately upon (but subject to) closing of the Business Combination. The $100,000 portion of the fee was not contingent on the consummation of the Business Combination. In addition, Armada has agreed to reimburse Northland for certain of its out-of-pocket expenses, including legal fees, and has agreed to indemnify Northland against certain liabilities, including under applicable laws. With respect to the proposed engagement of Northland, Armada management took into account the fact that Northland had served as an underwriter in Armada’s initial public offering and did not disclose any conflicts with Rezolve. Armada’s board of directors selected Northland based upon Northland’s qualifications, expertise, reputation, and knowledge of Armada’s business and the industry in which Rezolve operates. In considering whether to engage Northland, Armada’s board of directors considered Northland’s obligations under the Business Combination Marketing Agreement under which Northland will assist Armada with transaction structuring, negotiating a definitive business combination agreement, and with the relevant financial analysis, presentations and filing related to the prospective business combination or the prospective target and Northland is entitled to receive (a) a cash advisory fee of 2.25% of the gross proceeds of Armada’s initial public offering; (b) a capital markets advisory fee of $2,500,000; and (c) a finder fee equal to 1% of the total consideration if Northland introduces Armada to a target with which a business combination is completed. As a result of the foregoing, Armada’s board of directors concluded Northland was already familiar with Rezolve and the prospective Business Combination and, accordingly, was willing and able to prepare and provide Armada’s board of directors with a fairness opinion on a timely and thorough basis.

In connection with the engagement by Northland as financial advisor, Northland entered into a nondisclosure agreement with Rezolve and representatives of Northland were granted access to Rezolve’s data room. Following the engagement of Northland, Armada and Rezolve and their respective counsels, DLA Piper and KPMG began responding to due diligence inquiries from Northland. DLA Piper and KPMG also presented to Northland their respective legal and commercial and financial due diligence reports. Northland also reviewed drafts of the Original Business Combination Agreement and received reports from representatives of Armada and DLA Piper concerning the status of negotiations regarding the Original Business Combination Agreement.

On December 16, 2021, the Armada Board convened a remote special meeting by videoconference to evaluate the proposed business combination transaction. Representatives of DLA Piper attended the meeting to review the terms of the Original Business Combination Agreement and the related agreements pertaining to the Business Combination. Representatives of Northland also attended and reviewed its financial analysis of Cayman NewCo and the merger consideration, including certain projections of Rezolve’s revenue for calendar years 2021 through 2024 (the “Pre-Demerger Projections”). As discussed further herein, on June 16, 2023, Armada and Rezolve agreed to amend and restate the Business Combination Agreement to reflect, among other things, (a) the

Pre-Closing Demerger and (b) in connection with the material change in the business, an adjustment in the enterprise value for Rezolve to $1.6 billion. While Armada’s board of directors considered the Pre-Demerger Projections in connection with its decisions regarding the Original Business Combination Agreement, due to the substantial changes in Rezolve’s operations subsequent to the announcement of the Original Business Combination Agreement on December 17, 2021, the Pre-Demerger Projections are no longer relevant to an understanding of Rezolve’s business and are not discussed in this discussion or “—Opinion of Northland.” Instead, certain projections relating to Rezolve’s anticipated business after giving effect to the Pre-Closing Demerger were considered by Armada’s board of directors and are discussed under the caption “—Opinion of Marshall & Stevens.” Additionally, Northland delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Stock Consideration (as defined in the Original Business Combination Agreement) to be paid by Armada in the Business Combination pursuant to the Original Business Combination Agreement was fair, from a financial point of view, to Armada, and (ii) the fair market value of Rezolve equaled or exceeded 80% of the amount of funds held by Armada in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) to the existing Rezolve shareholders and by reference to the amount of funds held by Armada in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) (See the section entitled “The Business Combination Proposal — Opinion of Northland.”). Following this discussion, the Board unanimously approved the Original Business Combination Agreement and the Business Combination and the related agreements, and recommended that Armada’s stockholders approve the Original Business Combination Agreement and the Business Combination.

Following the respective approvals by the boards of directors of Armada and Rezolve, Armada and Rezolve executed the Original Business Combination Agreement, and the Transaction Support Agreement with the Rezolve Shareholders party thereto before market open in the U.S. on December 17, 2021.

Before market open in the U.S. on December 17, 2021, the parties announced the Business Combination together with the execution of the Original Business Combination Agreement, the Sponsor Support Agreement and the Stockholder Support Agreements.

Subsequent to the announcement of the Business Combination and the Original Business Combination Agreement on December 17, 2021, Rezolve and Armada began negotiations to restructure the Business Combination such that, among other things, Rezolve rather than Cayman Newco would become the listed company. Rezolve proposed the restructuring of the Business Combination in order to mitigate for Rezolve shareholders certain transfer taxes resulting from the structure reflected in the Original Business Combination Agreement. In connection with these negotiations, on March 30, 2022, the board of directors of Armada convened a remote special meeting by videoconference to evaluate the proposed amendment to the Original Business Combination Agreement and related transactions. Armada’s management reviewed the terms of the amendment to the Original Business Combination Agreement and the amendments to the related agreements. Representatives of Northland also attended and reviewed its financial analysis of Rezolve and the merger consideration, including the Pre-Demerger Projections in connection with the amendments to the Original Business Combination Agreement and amendments to the related agreements. Armada’s board of directors adjourned the meeting on March 30, 2022 and reconvened on the morning of March 31, 2022 at which Northland delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the board of directors, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications in such letter, (a) the aggregate stock consideration is fair, from a financial point of view, to Armada, and (b) Rezolve has a fair market value equal to at least 80% of the balance of funds in Armada’s Trust Account (excluding underwriting commissions and taxes payable) and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Stock Consideration to be paid by Armada in the Business Combination pursuant to the Original

Business Combination Agreement was fair, from a financial point of view, to Armada, and (ii) the fair market value of Rezolve equaled or exceeded 80% of the amount of funds held by Armada in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). (See the section entitled “The Business Combination Proposal — Opinion of Northland.” The full text of Northland’s written opinion is attached as Annex                  to this proxy statement/prospectus and is incorporated herein by reference.)

Between March 30, 2022 and November 10, 2022, Armada and Rezolve continued negotiations of an amendment to the Business Combination Agreement to restructure the Business Combination such that, among other things, Rezolve rather than Cayman Newco would become the listed company and to extend the outside date for termination of the Original Business Combination Agreement. The delay in execution of the amendment to the Original Business Combination Agreement was due primarily to Rezolve completing its analysis of certain transfer tax matters, as well as Rezolve addressing certain accounting issues in connection with the completion of its PCAOB audit of its financial statements for the year ended December 31, 2021. In connection with the anticipated execution of the amendment, on November 9, 2022, Armada’s Board convened a special meeting to discuss the proposed amendment. Following discussion at such meeting, the Board unanimously approved the amendment to the Business Combination Agreement and the Business Combination and the amendments to the related agreements, and recommended that Armada’s stockholders approve the Business Combination Agreement and the Business Combination, as so amended. On November 10, 2022, Armada and Rezolve entered into a First Amendment to the Business Combination Agreement, to among other things, extend the date on which either party to the Business Combination Agreement had the right to terminate the Business Combination Agreement if the Business Combination had not been completed by such date, and change the structure of the Business Combination such that Rezolve was substituted for Cayman Newco and Cayman NewCo no longer was a party to the Business Combination Agreement or the Business Combination. As a result, Rezolve will be the listed entity upon the Closing, which the parties determined to be a more tax-efficient structure for effecting the Business Combination. Additionally, the Amendment extended the Termination Date to the later of (i) January 31, 2023 or (ii) fifteen (15) days prior to the last date on which Armada may consummate a Business Combination, as defined in and pursuant to the Second Amended and Restated Certificate of Incorporation of Armada, as approved or extended by the stockholders of Armada from time to time. This right to terminate is not available to any party if such party’s breach of the Business Combination Agreement has primarily caused the failure to consummate the Business Combination on or before the Termination Date. Under the Amendment, Armada and Rezolve agreed and acknowledged that following June 30, 2023, the Board has the right to increase the number of Company Shares under the Company Incentive Plan (as defined in the Business Combination Agreement) by up to 5% per annum for each calendar year commencing in and including 2023, subject to appropriate shareholder approval as required by applicable law or the Nasdaq rules and regulations. The parties agreed to the amendments concerning the Company Incentive Plan in order to allow flexibility for Rezolve to incentivize its employees with dilution impacting the holders post-Closing rather than at Closing of the Business Combination.

In connection with the Amendment, Armada exercised the automatic extension of the deadline for the Company to complete an initial business combination under its Second Amended and Restated Certificate of Incorporation to extend the deadline by which Armada had to consummate a business combination until February 17, 2023 (or 18 months following our initial public offering). Thereafter, Armada held its annual meeting of stockholders and sought a further extension of the deadline by which Armada had to consummate a business combination. On February 2, 2023, the Armada stockholders approved an amendment to its certificate of incorporation to consummate a business combination from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023. If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will cease all operations except for the purpose of winding up and dissolving. In connection with the approval and amendment of Armada’s certificate of incorporation pursuant to the extension, Armada was required to permit its public shareholders to redeem their shares of Common Stock. Of the 15,000,000 Armada Common Shares outstanding with redemption rights, the holders of 11,491,148 shares of Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, approximately $117,079,879 was removed from the

Company’s trust account to pay such holders. In connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into one or more Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by the Company at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founder Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements.

Following its stockholders’ approval of the further extension of the deadline by which Armada has to complete its initial business combination, between January 24, 2023 and February 16, 2023, Armada engaged in discussions with Marshall & Stevens to advise its Board in connection with the Business Combination on the terms of the amendment and restatement of the Business Combination Agreement. Due to the substantial changes in Rezolve’s business in connection with the Pre-Closing Demerger, Northland was not in a position to reconfirm its fairness opinion without undertaking new analyses from those previously performed. Accordingly, Armada’s board of directors determined that the circumstances supported engaging a new valuation firm without the conflicts of interests that Northland had. On February 16, 2023, Armada entered into an engagement letter with Marshall & Stevens to advise the Armada board of directors as to the fairness to Armada, from a financial point of view, of the Aggregate Stock Consideration for the acquisition of Rezolve under the Business Combination Agreement. Additionally, under the terms of the engagement letter, Marshall & Stevens will also advise the Armada Board as to: (1) the reasonable range of value for Rezolve immediately prior to the Business Combination; and (2) for purposes of Nasdaq Listing Rule 5101-2(b), whether such values represent at least 80% of the value of the cash assets held in the Trust Account (subject to certain adjustments to the amounts in the Trust Account). In deciding to engage Marshall & Stevens, Armada’s board of directors took into account that Marhsall & Stevens did not disclose any conflicts with Armada, the Business Combination or Rezolve.

At a meeting held on April 25, 2023, Armada’s management provided Armada’s board of directors with an update regarding the status of the Business Combination, including the status of Rezolve’s audited financial statements, proposed changes to the Business Combination Agreement in light of Rezolve’s anticipated reorganization (described below) and additional due diligence to be performed by Armada’s management and advisors.

Armada’s board of directors held a meeting on May 10, 2023 at which Rezolve’s Chief Executive Officer and Chief Financial Officer, Messrs. Daniel Wagner and Richard Burchill, respectively, were present, along with representatives of Armada’s capital markets advisor, CCM, and representatives of its valuation expert, Marshall & Stevens. During the meeting, Mr. Wagner provided Armada’s board of directors with updates on Rezolve’s reorganization plans to discontinue its existing China operations of Rezolve via a liquidation. (For additional information concerning Rezolve’s reorganization, refer to “Summary of the Material Terms of the Business Combination”.) Mr. Wagner also provided Armada’s board of directors with Rezolve’s plans for expanding its operations in 2023. Following this update, Messrs. Wagner and Burchill reviewed the financial model concerning Rezolve with Armada’s board of directors, the key items of which are discussed below under “The Business Combination Proposal — Opinion of Marshall & Stevens—Prospective Financial Information”. Following this presentation, Messrs. Wagner and Burchill, as well as representatives of Cohen & Company Capital Markets, were excused from the meeting. The representative of Marshall & Stevens then proceeded to provide Armada’s board of directors with an update on the fairness opinion analysis and process.

On June 1, 2023, Armada’s board of directors held a meeting at which representatives of Armada’s capital markets advisors, CCM, and Armada’s legal counsel, DLA Piper, participated. During the meeting, Armada’s board of directors reviewed Rezolve’s financial model and engaged in discussion with representatives of CCM, the key items of which are discussed below under “The Business Combination Proposal — Opinion of Marshall &

Stevens—Prospective Financial Information”. The discussion included certain risks and uncertainties inherent in the financial model, as well as the material drivers for Rezolve’s financial performance and where Rezolve’s financial performance would be likely to out-or under-perform the financial model. Representatives of DLA Piper answered questions posited by Armada’s board of directors in connection with the use and disclosure of the financial model, including the presentation of the risks and uncertainties inherent in the model. The Armada board of directors believed that Rezolve should consider reducing projected revenues for 2023. Following the discussion between Armada’s board of directors and representatives of CCM and DLA Piper, representatives of DLA Piper provided Armada’s board of directors with an overview of the status of the preparation of the registration statement on Form F-4 relating to the Business Combination, as well as the current proposed changes to the Business Combination Agreement in light of the change in Rezolve’s organizational structure.

On June 7, 2023, Armada’s board of directors held a meeting at which representatives of Armada’s capital markets advisor, CCM, and Armada’s legal counsel, DLA Piper, participated. During the meeting Armada’s management and representatives of DLA Piper provided the directors with an update on the status of the proposed amendment and restatement of the Original Business Combination Agreement, and the preparation of the proxy statement/prospectus. Armada’s directors engaged in discussion with Armada management and representatives of DLA Piper as to open items remaining for execution of the amendment and restatement of the Original Business Combination Agreement and certain disclosures in the proxy statement prospectus. Armada’s board of directors agreed to reconvene at a later time for a presentation by Marshall & Stevens. The Armada board of directors noted that the Rezolve financial model had been revised by Rezolve to reflect decreased projected revenues for 2023.

On June 11, 2023, at a meeting of Armada’s board of directors held to evaluate the proposed Business Combination pursuant to the then-contemplated June 16, 2023 amendment and restatement of the Business Combination Agreement, Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) delivered an oral opinion, subsequently confirmed by delivery of a written opinion to Armada’s board of directors, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Consideration to be paid by Armada in the Business Combination pursuant to the Business Combination Agreement is fair, from a financial point of view, to Armada; and (ii) Rezolve, has a fair market value equal to at least 80 percent of the balance of funds in Armada’s Trust Account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments under Nasdaq’s 80 percent test). For additional information, please see the section entitled “The Business Combination Proposal — Opinion of Marshall & Stevens” and the written opinion of Marshall & Stevens attached as Annex                  hereto. Representatives of Armada’s capital markets advisor, CCM, and Armada’s legal counsel, DLA Piper, also participated in the meeting. Armada’s directors engaged in discussion with the representatives of Marshall & Stevens regarding the valuation analyses. During an executive session following such presentation, Armada’s board of directors discussed the importance to the valuation of Rezolve and its prospects for its future operations of Rezolve’s return to the China market.

On June 12, 2023, the board of directors of Armada adopted by unanimous consent resolutions approving the Business Combination Agreement and the proxy statement/prospectus.

On June 13, 2023, the board of directors of Armada held a meeting at which representatives of Armada’s legal counsel, DLA Piper, participated. During the meeting, the board of directors of Armada further discussed the Business Combination Agreement and the proxy statement/prospectus. The board of directors of Armada reaffirmed the resolutions previously approved by unanimous consent.

On June 16, 2023, the parties entered into the amendment and restatement of the Business Combination Agreement together with amendments and restatements of the Sponsor Support Agreement and the Stockholder Support Agreements, which was subsequently amended on August 4, 2023 to remove the net tangible assets requirement.

Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide certain Investor Capital Contributions, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination.

Armada Board of Directors’ Reasons for the Approval of the Business Combination

Armada’s board of directors met virtually on December 16, 2021, to, among other things, discuss a potential business combination with Rezolve, and unanimously determined that the Original Business Combination Agreement and the Business Combination transaction were in the best interest of Armada and its stockholders and resolved to recommend that its stockholders vote to adopt the Business Combination Agreement and approve the Business Combination. Prior to reaching the decision to approve the Business Combination Agreement and approve the Business Combination, the board of directors consulted with Armada’s management, as well as with its legal, financial, and other advisors.

Subsequent to the announcement of the Business Combination and the Original Business Combination Agreement on December 17, 2021, Rezolve and Armada agreed to restructure the Business Combination such that, among other things, Rezolve rather than Cayman Newco would become the listed company. Additionally, on June 16, 2023, Armada and Rezolve agreed to amend and restate the Business Combination Agreement to reflect, among other things, (a) the Pre-Closing Demerger under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (z) Rezolve Limited will then be wound up; and (b) an adjustment in the enterprise value for Rezolve to $1.6 billion. Due to the substantial changes in Rezolve’s operations subsequent to the announcement of the Original Business Combination Agreement on December 17, 2021, the following discussion relates to the factors considered by Armada’s board of directors in connection with the amendment and restatement of Business Combination Agreement on June 16, 2023.

The board of directors considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the board of directors may have given different weight to different factors. This explanation of the reasons for the board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the board of directors reviewed Rezolve’s business model, historical financial statements, the Projections, and the results of the due diligence conducted by Armada’s management and Armada’s legal, financial and other advisors. Armada’s due diligence process took place over approximately a 13-week period beginning on or about September 11, 2021, and continuing through the signing of the Business Combination Agreement on December 17, 2021, and continued thereafter through and including the signing of the Amended and Restated Business Combination Agreement on June 16, 2023. Armada’s management, as well as its directors and advisors, have many years of experience in both operational management and investment and financial management and analysis and, in the opinion of the board of directors, was suitably qualified to oversee the due diligence conducted by Armada’s legal, financial and other advisors and to conduct the portions of the due diligence and other investigations performed by Armada’s management in connection with the search for a business combination partner. A detailed description of the experience of Armada’s executive officers and directors is included in the section entitled “Other Information Related to Armada — Our Management Team”. The due diligence conducted by Armada’s management team and/or legal, financial and other advisors included:

•

Meetings and calls with Armada’s third-party advisors and Rezolve’s management and accounting teams regarding Rezolve’s software, operations, customers and forecasts, including demonstrations of Rezolve’s offerings;

•	review of Rezolve’s material contracts;

•	review of Rezolve’s software and intellectual property matters;

•	review of financial, tax, legal, and accounting due diligence, including a review of Rezolve’s finance and accounting staff and staffing needs;

•	consultation with legal, financial and accounting advisors; and

•	the historical financial statements of Rezolve and the Projections.

Prior to reaching the decision to approve the Business Combination and the Business Combination Agreement, the board of directors consulted with Armada’s management, as well as with its legal and financial advisors. In making its determination with respect to the Business Combination, the board of directors also considered the financial analysis undertaken by Marshall & Stevens, a valuation expert to Armada in connection with the Business Combination. On June 11, 2023, at a meeting of the board of directors held to evaluate the proposed business combination transaction, Marshall & Stevens delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the board of directors, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Stock Consideration (as defined in the Business Combination Agreement) to be paid by Armada in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Armada, and (ii) the fair market value of Rezolve equaled or exceeded 80% of the amount of funds held by Armada in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). See the section entitled “The Business Combination Proposal — Opinion of Northland.” The full text of Northland’s written opinion is attached as Annex                  to this proxy statement/prospectus and is incorporated herein by reference.

In the prospectus for Armada’s initial public offering, Armada stated that, while it may pursue an acquisition in any business industry or sector, Armada intended to focus on prospective target companies in the digital, on-line or mobile payment solutions, processing and gateway services sectors, and/or with point-of-sale technologies, consumer marketing platforms, and e-commerce and loyalty solutions. Armada’s board of directors considered these factors identified in the prospectus in its evaluation of Rezolve. Furthermore, in light of the due diligence conducted on Rezolve by the Armada management team and its third-party advisors, and taking into account Rezolve’s focus on mobile consumer engagement platforms, and ecommerce and loyalty solutions, the board of directors determined that Rezolve met the criteria in Armada’s prospectus for its initial public offering.

In approving the Business Combination, the board of directors considered the factors that include, but are not limited to, those set forth above as well as the following positive factors, several of which are based upon our due diligence:

•	Innovative Mobile Solution that Creates Value for Rezolve Customers. Rezolve provides a bridge between offline and online commerce by leveraging a mobile device’s camera, microphone and location awareness to allow any kind of product or media to trigger an instant, highly relevant, contextual engagement between consumer and advertiser or merchants. Rezolve opens new channels of engagement opportunity and revenue for customers.

•

Platform and Business Model. Rezolve’s forecast of $281 million in revenues by 2024, $831 million in revenues by 2025 and $1.45 billion in revenues in 2026, represented substantial year over year growth, with additional potential revenue streams and agreements providing further opportunity for scaling the business.

•

Strong Operating Leverage and Other Key Financial Metrics. Rezolve’s estimated gross profit margin is 78% for 2024, and 86% for 2025 and 2026; and EBITDA margin for 2025 is estimated to be $76 million in 2024, $233 million in 2025, and $436 million in 2026.

•	Proprietary Technology Provides a High Barrier to Entry. Rezolve has significant market momentum backed by sophisticated e-Commerce and mobile technology stack.

•	Due Diligence. Due diligence examinations of Rezolve by Armada’s management, as well as Armada’s legal, financial and other advisors, and discussions with its management.

•

Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the related agreements, including the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Armada and Rezolve.

In the course of its deliberations, the board of directors also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•

Public Company Risk. The risks that are associated with being a publicly traded company that is in its early, developmental stage with a management team with limited to no experience operating a public company.

•

Execution Risk. The risk that Rezolve will not be able to execute on its growth-oriented business plan by adding additional revenue streams, including through the addition of new merchants, reduction of merchant attribution and increasing the number of products utilizing the Rezolve platform.

•

Redemption Risk. The risk that a significant number of Armada stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to Armada’s existing amended and restated certificate of incorporation, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash available to Rezolve to accelerate its business plan following the Closing.

•	Stockholder Vote Risk. The risk that Armada’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•

Closing Conditions Risk. The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Armada’s control, including the risk that Rezolve will not be able complete the Pre-Closing Demerger timely.

•	Benefits May Not Be Achieved Risk. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•

Litigation Risk. The risk of the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Armada Stockholders Receiving a Minority Positions Risk. The risk that Armada stockholders will hold a minority position in Rezolve.

•

Fees, Expenses and Time Risk. The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.

•	Other Risk Factors. Various other risk factors associated with Rezolve’s business, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the board of directors also considered that some officers and directors of Armada may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Armada’s stockholders. These interests include the fact that Stephen Herbert and Douglas Lurio will be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of Rezolve after the Business Combination; however, no member of management of Armada will be employed by Rezolve following the Closing. Additionally, these interests include the fact that CCM served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of fees from Armada and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor. Armada’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the board of directors, the Business Combination Agreement and the Business Combination. For more information, see the section entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Armada’s Directors and Officers in the Business Combination.”

Armada’s board of directors concluded that the potential benefits that it expects Armada and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, Armada’s board of directors, based on its consideration of the specific factors listed above, unanimously (a) determined that the Business Combination and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Armada and its stockholders, (b) authorized and approved in all respects the Business Combination Agreement, the Subscription Agreements, and the agreements and transactions contemplated thereby, (c) in accordance with the DGCL, directed that the Business Combination Agreement and the terms of the business combination transaction contemplated thereby, including without limitation the Business Combination, be submitted for consideration by Armada’s stockholders for approval and (d) recommended that the stockholders of Armada approve the Business Combination Agreement and the business combination transaction contemplated thereby, including without limitation, the Business Combination and the payment of the Aggregate Stock Consideration.

The above discussion of the material factors considered by the board of directors is not intended to be exhaustive but does set forth the principal factors considered by the board of directors.

Interests of Armada’s Directors and Officers in the Business Combination

In considering the recommendation of Armada’s Board that Armada’s stockholders vote in favor of the Business Combination Proposal, stockholders should be aware that aside from their interests as stockholders, the directors and officers of Armada have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Armada’s Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•

As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise;

•	the fact that Armada’s Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Armada Letter Agreement;

•

the fact that Armada’s Sponsor has agreed to advance any funds necessary to complete a liquidation of Armada and not to seek repayment for such expenses if Armada fails to complete an initial business combination by the applicable deadline and its remaining net assets are insufficient to complete such liquidation;

•

if the Trust Account is liquidated, including in the event Armada is unable to complete an initial business combination within the required time period, Armada’s Sponsor has agreed to indemnify Armada to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Armada has entered into an acquisition agreement or claims of any third party (other than Armada’s independent public accountants) for services rendered or products sold to Armada, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of Armada’s existing directors and officers and the continuation of Armada’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that Stephen Herbert and Douglas Lurio will be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of Rezolve after the Business Combination;

•

the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of $3,375,000 in deferred fees from Armada’s initial public offering, a capital markets advisory fee of $3,000,000 and a financial advisory fee of $8,750,000 and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor;

•

the fact that Armada’s Sponsor, officers and directors will lose their investment in their Founder Shares if an initial business combination is not consummated by the applicable deadline. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of Armada Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Armada Common Stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to Armada for no consideration. The 4,882,500 Founder Shares owned by the Sponsor and the 205,000 Founder Shares held by Armada’s chief executive officer, president and independent directors would have had an aggregate market value of approximately $                 and $                , respectively, based upon the closing price of $                 per public share on the Nasdaq on                 , the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; however, in connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by Armada at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares to the

Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements. Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination; and

•

the fact that, based on the difference in the purchase price of approximately $0.006 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Armada’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of Rezolve Ordinary Shares falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of Armada experience a negative rate of return.

Armada’s Sponsor holds in the aggregate approximately                 % of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will likely be worthless if Armada does not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) Armada’s Sponsor, officers and directors have entered into a letter agreement with Armada, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Common Stock in connection with the completion of Armada’s Business Combination; and (b) to waive their redemption rights with respect to their shares of Common Stock in connection with a stockholder vote to approve an amendment to Armada’s current amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of Armada’s public shares if Armada does not complete its initial business combination within 24 months (as extended) from the closing of the IPO or to provide for redemption in connection with a business combination.

The personal and financial interests of Armada’s officers and directors described above may have influenced their motivation in identifying and selecting Rezolve, completing a business combination with Rezolve and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.

Amended and Restated Rezolve Memorandum and Articles of Association

Pursuant to the Business Combination Agreement, prior to the consummation of the Business Combination, Rezolve’s memorandum and articles of association will be amended and restated promptly to:

•

reflect necessary changes for a company listed on Nasdaq (for a summary of the memorandum and articles of association to be amended please see “Description Of Rezolve Ordinary Shares, Articles Of Association And Certain Legal Considerations”); and

•	make certain other changes that Rezolve’s board of directors deems appropriate for a public company.

Headquarters; Stock Symbols

After completion of the transactions contemplated by the Business Combination Agreement:

•	the corporate headquarters and principal executive offices of Rezolve will be located at 3rd Floor, 80 New Bond Street, London, W1S 1SB, United Kingdom; and

•	if Rezolve’s applications for listing are approved, Rezolve’s Ordinary Shares and warrants will be traded on the Nasdaq under the symbols “ ” and “ ,” respectively.

Opinion of Marshall & Stevens

On September 9, 2022, Armada engaged Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) to evaluate the fairness, from a financial point of view, to Armada of the Purchase Price (as defined below) to be paid by Armada in connection with the anticipated acquisition of one hundred percent of the equity and equity equivalents (“equity”) and/or all or substantially all of the assets and business of Rezolve (the “Acquired Business”). On June 11, 2023, Armada’s board of directors met to review the proposed Business Combination. During this meeting, Marshall & Stevens reviewed with Armada’s board of directors certain financial analyses as described below and rendered its oral opinion to Armada’s board of directors, which opinion was confirmed by delivery of a written opinion, dated June 11, 2023, (the “M&S Opinion”), to the effect that, as of June 6, 2023 and based on and subject to the matters described in its opinion, the purchase price being paid by Armada for Rezolve in the transaction of One Billion, Six Hundred Thousand Dollars ($1,600,000,000), paid in the form of the ordinary shares of Rezolve (as the surviving company) valued at $10.00 per share was fair, from a financial point of view, to Armada (the “Purchase Price”). As discussed below, Marshall & Stevens used, with the approval of the board of directors of Armada, a value of $10.00 per share for the Armada Class A Common Stock. As structured, the Transaction provides for the issuance of Rezolve Ordinary Shares (as the surviving company) to the stockholders of Armada, and with the approval of the board of directors of Armada, Marshall & Stevens has used the same value per share for the Rezolve Ordinary Shares to be received by the stockholders of Armada on a one-for-one basis in the Transaction in exchange for their Armada Class A Common Stock. Marshall & Stevens has made no independent determination as to the fair market value of the securities to be issued to the stockholders of Armada in the Transaction.

The full text of the M&S Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Marshall & Stevens in rendering its opinion, is attached as Annex                  and is incorporated into this proxy statement by reference in its entirety. Holders of the Armada Common Stock are encouraged to read this opinion carefully in its entirety. Marshall & Stevens’ opinion was provided to Armada’s board of directors for their information in connection with their evaluation of the consideration to be received by Armada in consideration of the issuance of its equity securities to the equity holders of Rezolve in the Business Combination and relates only to the fairness, from a financial point of view, of such consideration, does not address any other aspect of the Business Combination and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Business Combination. The summary of Marshall & Stevens’ opinion in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Marshall & Stevens:

•	reviewed the Business Combination Agreement as of June 6, 2023;

•

reviewed certain operating and financial information relating to Rezolve’s business and prospects, including financial statements for the years ended December 31, 2020 through 2022, internal financial records for the three-month period ended March 31, 2023, projections for the years ending December 31, 2023 through December 31, 2027 as prepared Rezolve’s management and provided to Marshall & Stevens;

•

spoke with certain members of Rezolve’s management regarding Rezolve’s operations, financial condition, future prospects and projected operations and performance and regarding the Business Combination;

•	participated in discussions with the board and its counsel regarding Rezolve’s projected financials results, among other matters;

•	reviewed certain business, financial and other information regarding Rezolve that was furnished to it by Rezolve through its management;

•

reviewed certain other publicly available financial data for certain companies that Marshall & Stevens deemed relevant for purposes of its analysis and publicly available transaction prices and premiums paid in other transactions that it deemed relevant for purposes of its analysis;

•	performed a discounted cash flow analysis based on the projected financial information provided by Rezolve’s management; and

•	conducted such other financial studies, analyses and inquiries as deemed appropriate.

In connection with its review, Marshall & Stevens relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Rezolve’s management advised Marshall & Stevens, and Marshall & Stevens assumed, that Rezolve’s projected financial information provided to Marshall & Stevens was reasonably prepared on bases reflecting the best currently available estimates and judgments of Rezolve’s future financial results and condition. In evaluating fairness, Marshall & Stevens assumed a fair market value for Armada shares of $10.00 per share (the estimated redemption value of such shares). This value was used, with the consent of Armada’s board of directors, due to the fact that Armada is a special purpose acquisition company with only limited trading history and no material operations or assets other than cash or cash equivalents and an as yet to be approved Business Combination Agreement. Accordingly, Marshall & Stevens did not perform an independent analysis regarding the fair market value of the Armada Class A Common Stock or the common stock to be issued to the holders of such shares of common stock pursuant to the Business Combination Agreement.

Marshall & Stevens expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. Marshall & Stevens also relied upon and assumed, without independent verification, that there has been no material change in Rezolve’s assets, liabilities, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Marshall & Stevens, and that there is no information or facts that would make the information reviewed by Marshall & Stevens incomplete or misleading. Marshall & Stevens also assumed that Rezolve is not party to any material pending transaction, including, without limitation, any external financing (other than in connection with the Business Combination), recapitalization, acquisition or merger, divestiture or spin-off (other than the Business Combination or other publicly disclosed transactions).

Marshall & Stevens relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the Business Combination Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to each such agreement, document or instrument will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the Business Combination will be satisfied without waiver thereof and (d) the Business Combination will be completed in a timely manner in accordance with the terms described in the agreements provided to Marshall & Stevens, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Marshall & Stevens also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the completion of the Business Combination will be obtained and that no delay, limitations, restrictions or conditions will be imposed.

Marshall & Stevens was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of Rezolve, Armada or any other party. Furthermore, Marshall & Stevens did not undertake independent analysis of any potential or actual litigation, governmental investigation, regulatory action, possible unasserted claims or other contingent liabilities to which Rezolve or Armada is a party or may be subject.

Marshall & Stevens’ opinion addressed only the fairness, from a financial point of view, of the Purchase Price and did not address any other aspect or implication of the Business Combination or any other agreement, arrangement or understanding entered into in connection with the Business Combination or otherwise. Marshall & Stevens’ opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Marshall & Stevens’ opinion did not address the relative merits of the Business Combination as compared to alternative transactions or strategies that might be available to Armada, nor did it address Armada’s underlying business decision to proceed with the Business Combination. Except as described herein, Armada’s board of directors imposed no other limitations on Marshall & Stevens with respect to the investigations made or procedures followed in rendering the opinion.

In preparing its opinion to Armada’s board of directors, Marshall & Stevens performed a variety of financial and comparative analyses, including those described below that were the material financial analyses reviewed with Armada’s board of directors in connection with Marshall & Stevens’ opinion. The summary of Marshall & Stevens’ analyses described below is not a complete description of such analyses underlying Marshall & Stevens’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Marshall & Stevens arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Marshall & Stevens considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Rezolve’s control. No company, transaction or business used in Marshall & Stevens’ analyses as a comparison is identical to Rezolve or the proposed Business Combination, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Marshall & Stevens’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Marshall & Stevens’ analyses are inherently subject to substantial uncertainty.

Marshall & Stevens was not requested to, and it did not, recommend the specific consideration payable in the Business Combination, which consideration was determined between Armada and Rezolve, and the decision to enter into the Business Combination was solely that of Armada’s board of directors. Marshall & Stevens’ opinion and financial analyses were only one of many factors considered by Armada’s board of directors in its evaluation of the Business Combination and should not be viewed as determinative of the views of Armada’s board of directors or Armada’s management with respect to the Business Combination or the Business Combination consideration.

The following is a summary of the material financial analyses reviewed with Armada’s board of directors in connection with Marshall & Stevens’ opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Marshall & Stevens’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Marshall & Stevens’ financial analyses.

Fees Paid to Marshall & Stevens

Marshall & Stevens was engaged on a fixed-fee basis of between $135,000 to $140,000, plus fees and expenses, and their compensation is not contingent upon the completion of the transaction. Marshall & Stevens provided no additional services associated with the transaction and has provided no other services for the Sponsor.

Rezolve Financial Projections

Armada is including the information set forth below solely to give Armada’s stockholders access to the financial projections of Rezolve (the “Projections”) that were relied upon by Marshall & Stevens in connection with the rendering of its opinion as described in the section entitled “The Business Combination—Opinion of Marshall & Stevens.” The Projections were also made available to Armada’s board of directors in connection with the presentation of financial analyses by Marshall & Stevens. The inclusion of information about the Projections in this proxy statement/prospectus should not be regarded as an indication that Armada’s board of directors, management, or any other recipient of this information considered, or now considers, this information to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. Neither Armada’s management, Rezolve nor their respective representatives has made or makes any representations to any person regarding the ultimate performance of Rezolve relative to the Projections. The Projections are not fact, are not a guarantee of future performance and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or stockholders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the Projections in making a decision regarding the Business Combination, as the Projections may be materially different than actual results. Rezolve will not refer back to the Projections in future periodic reports filed under the Exchange Act.

	Actual Results		Rezolve Management Projections(1)
(in millions)	CY 2021	CY 2022	CY 2023E	CY 2024E		CY 2025E	CY 2026E	CY 2027E
Revenues	$3.9	$12.3	$24.4 (2)	$281.1	(2)	$830.9	$1,445.1	$2,195.6
Gross Profit Margin	56%	51%	59%	78%		86%	86%	89%
Adjusted EBITDA(3)	($13.3)	($24.2)	($16.1)	$76.0		$223.2	$435.6	$876.5

(1)	All of Management Projections are unaudited.
(2)	Assumes no revenue from operations in China, Spain, France, Australia, and New Zealand in calendar year 2023 and no revenue from operations in Nordics in calendar years 2023 and 2024.
(3)

Adjusted EBITDA is defined as EBITDA (net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles) adjusted for unrealized foreign exchange gains (losses), impairment of goodwill and other assets, business development expenses, warrants issued and share-based compensation and, solely for purposes of the Projections, exclude applicable audit adjustments. See below “Reconciliation of Non-GAAP Financial Measures” for additional information.

The Projections provided by Rezolve for Armada’s use were good faith estimates of what Armada and Rezolve believe is the range of financial results that can reasonably be expected of Rezolve. There can be no assurance that these projections will prove accurate.

The Projections were prepared by Rezolve at the request of Armada for use by Marshall & Stevens for its opinion. Rezolve, as a matter of course, does not publicly disclose forecasts, internal projections as to future performance, revenues, earnings, or other results of operations due to the inherent unpredictability and subjectivity of underlying assumptions and projections. Rezolve’s 2021 and 2022 financial results and future financial results materially differed and may materially differ from those expressed in the Projections due to factors that are beyond Armada’s or Rezolve’s ability to control or predict. Armada cannot make any assurances that the Projections will be realized or that Rezolve’s future financial results will not materially vary from the Projections. In particular, the Projections should not be used as public guidance.

The Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. The Projections have not been audited. Marcum LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the Projections and, accordingly, Marcum LLP does not express an opinion or any other form of assurance with respect thereto. The Marcum LLP report included in this document relates to Armada’s previously issued financial statements. It does not extend to the Projections and should not be read to do so.

The Projections were based upon various estimates and assumptions that relate only to the periods presented and based on information known or estimated as of the date the Projections were prepared. The Projections do not take into account any circumstances or events occurring after the date they were prepared. Accordingly, the Projections should not be relied upon for any other purpose. The Projections are also subjective in many respects and the recent changes in Rezolve’s operations, notably the Pre-Closing Demerge, makes evaluating its business and future prospects, including the assumptions and analyses developed by Rezolve upon which the Projections rely, difficult and uncertain. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly lower or higher than estimated. Since the Projections cover multiple years, that information by its nature becomes less predictive and reliable with each successive year. Stockholders are urged to review the section entitled “Risk Factors” in this proxy statement/prospectus for a description of the risks relating to Rezolve’s business. Stockholders should also read the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the Projections.

The Projections include the following key assumptions that Rezolve’s management believed to be material:

Revenue Assumptions. The Projections reflect Rezolve management’s good faith assessment of the prospective revenue from Rezolve’s platform that Rezolve will have the opportunity and capability to achieve in the period 2023 through 2027.

•	The Projections assume a total addressable market (worldwide) for Rezolve’s offerings of $478 billion.

•	The Projections assume approximately $12,000 in revenues per year per merchant outside China.

•	The Projections assume the following distribution of merchant partners and the number of months assumed to achieve the maximum number of merchant partners:

Merchant Distribution Partners by geography	United Kingdom	Germany	Merchant Dist. Partner 3	Merchant Dist. Partner 4	Merchant Dist. Partner 5	United States
Merchant Customers	200,000	150,000	250,000	500,000	600,000	2,500,000
Merchant Penetration	20%	20%	20%	20%	20%	9%
Mos. to Max. No. of Merchants	30	30	30	30	30	36

•	The Projections assume the following distribution of retail partners and the number of months assumed to achieve the maximum number of merchant partners:

Retail Distribution Partners	India	Mexico(1)	Retail Dist. Partner 3	Retail Dist. Partner 4	Retail Dist. Partner 5	Retail Dist. Partner 6	Retail Dist. Partner 7	Retail Dist. Partner 8
Partner Customers	150,000,000	180,000,000	20,000,000	15,000,000	60,000,000	20,000,000	25,000,000	60,000,000
Partner Penetration	20%	10%	10%	10%	10%	10%	10%	10%
Mos. to Max. No. of Customers	48	36	36	36	36	36	36	36

(1)

Based upon Rezolve’s contract with Grupo Carso, which has operations across Latin America, for Rezolve’s Instant Checkout offering in Grupo Carso’s Claro Shop marketplace. The parties have been testing the Instant Checkout offering in Claro Shop during the first half of 2023 and the Projections assume that Rezolve’s Instant Checkout offering will commence commercial use on the Claro Shop marketplace in the third quarter of 2023. According to the Claro Shop website, Claro Shop is used by over 10,000 merchants and accessed by over 10.0 million customers.

In July 25, 2023, Rezolve announced the introduction of two new offerings: (1) myBrain, Rezolve’s offering to individual users; and (2) Brain, Rezolve’s offering to businesses using AI and GPT technologies, with Brain offered in the following geographies: (a) Latin America, (b) Europe, (c) Asia and (d) North America. While Rezolve management does not anticipate that the introduction of these offerings and the shift in its platform will materially affect its Projections of the revenue, gross profit margin or EBITDA, Rezolve’s business model is transitioning from a transaction-based revenue model, whereby fees would be earned by Rezolve based upon the level of engagement using Rezolve’s offerings, towards a subscription-based model of the Rezolve platform in which subscribers to Rezolve’s Brain offering would be entitled to use Rezolve’s other offerings, including Geozone, audio triggers, watermarks, Instant Act and Instant Buy. Rezolve management believes that such shift in its business model will increase Rezolve’s reliance on the Latin American market, while decreasing Rezolve’s reliance on re-entering the China market, the reasons for which are discussed below in greater detail.

•

myBrain. Rezolve’s myBrain offering allows individual users limited free access to Rezolve’s AI tool, a proprietary Large Language Model (or “LLM”) utility that allows users to ingest links and documents from any source to extract data from the documents in a personalized format by asking questions. Rezolve plans to advertise myBrain in Europe through the channels WhatsApp, Instagram, Facebook, TikTok and LinkedIn, which are expected to reach approximately 50.0 million consumers, and through Grupo Carso in Mexico, the contract with which Rezolve expects to commence in mid-August 2023 and to reach approximately 100.0 million consumers.

•

Brain. Rezolve’s Brain offering to businesses utilizes AI and GPT models based on Rezolve’s proprietary LLM utility called “BrainPowa,” which has been trained specifically for eCommerce. Brain is designed to transform online stores, call-centers, social media interactions and in-store kiosks into personalized, conversational, online shopping experiences that increase orders and reduce costs. Rezolve believes it is in a unique position with first mover advantage in the retail space. The triggers for the AI offering have been active and used by merchants for at least 3 years and Rezolve initiated a large-scale trial in China that proved the technology. Merchants who engage Rezolve for the Brain platform will have access to Brain and all triggers (Geozone, audio triggers, watermarks, Instant Act and Instant Buy).

•	Brain-Latin America.

•	Rezolve expects to expand its offerings to Grupo Carso to include its myBrain and Brain offerings by the end of Q3 2023.

•

Rezolve anticipates that it will enter into contracts by the end of 2023 with the Latin American digital merchants with which it is currently in negotiations, including a grocery store chain, a pharmacy chain and a digital marketing designer.

•

Based on Statista’s determination of 17.94 million SME’s in Latin America in 2021[2], Rezolve’s platform assumes that it will be engaged by approximately 0.0048% of Latin American SME merchants by December 2024 to achieve the Projections.

•	Brain-Europe.

•	Rezolve is party to a contract with the Weekend based in Germany to promote the Rezolve platform.

•

Rezolve anticipates that it will enter into contracts by the end of 2023 with several European digital merchants with which it is currently in negotiations, including digital marketing companies, telecommunications companies, a consulting company and various digital marketplaces.

•

Based on Statista’s determination of 33.21 million SME’s in Europe in 2021[3], Rezolve’s platform assumes Rezolve will be engaged by approximately [0.0015%] of Europe SME merchants by December 2024 for its Brain offering to achieve the Projections.

[2]	Research Department, “Estimated number of small and medium sized enterprises (SMEs) worldwide from 2000 to 2021, by region” (August 2022)
[3]	Id.

•	According to Statista, the retail market in Latin America was worth $1.9 trillion in 2017 and was forecasted to grow to $2.35 trillion by 2022 (Statista).

•	Brain-Asia.

•

Rezolve anticipates that it will enter into contracts for the Rezolve platform offering by the end of 2023 with Indian and South Korean digital merchants with which it is currently in negotiations, including a digital retailer.

•

Based on Statista’s determination of approximately 1.2 trillion SME’s in India in 2021[4] with approximately 63 million MSME’s and approximately 1.5 million SME’s in South Korea, Rezolve’s platform assumes Rezolve will be engaged by approximately 0.0005% of SME merchants in these two countries by December 2024 for its Brain offering to achieve the Projections.

•	According to Statista, the retail market in India was worth $1.2 trillion in 2022 and $487 billion in South Korea.

•	Brain-North America.

•	Rezolve is party to a contract with ACI Group in North America to promote the Rezolve platform.

•	According to [xxx], ACI Group has access to over 80,000 merchants for which Rezolve has assumed it will be engaged by 0.3% of such merchants by December 2024.

•

Based on Statista’s determination of 31.85 million SME’s in the United States in 2021[5], Rezolve’s platform assumes Rezolve will be engaged by approximately 0.0006% of North American SME merchants by December 2024 for its Brain offering to achieve the Projections.

•	According to Statista, the retail market in the United States was worth $6.6 trillion in 2021.

In developing the assumptions for the Projections, Rezolve management compared its assumptions to publicly available forecasts of other similar payments companies and AI tools, such as ChatGPT6, to assess the reasonableness of its assumptions, including with respect to the market opportunity for payment services and similar AI tools. While Rezolve management believes the above-mentioned assumptions to be reasonable for preparation of the Projections, the assumptions are dependent upon future events, and actual conditions may differ from those assumed. In addition, as noted above, Rezolve management used and relied upon certain information provided by others. While Rezolve management believes the use of such information and assumptions to be reasonable for preparation of its Projections, it offers no assurances with respect thereto and some assumptions may vary significantly due to unanticipated events and circumstances. Armada’s management and Board also reviewed such publicly available information, and consulted with its advisors to aid in evaluating the reasonableness of Rezolve’s Projections and the underlying assumptions. From time to time on an ongoing basis, Rezolve’s management reviews the reasonableness of significant assumptions related to its Projections. This analysis includes, among other things, the size and market opportunity of the retail markets in each of the Latin American, European, Asian and North American markets of Rezolve, its pipeline of merchants and entry of competitors into the digital payments and AI-enabled solutions spaces.

Forecast Period. Since Rezolve expects to commence providing its offerings under its contracts during the second half of 2023 and during 2024, Rezolve management believes using a five-year period effectively shows the economic impact of the potential merchant engagement that can be reasonably extrapolated from the current level of inbound interest and ongoing discussions with current and prospective merchants. Taking these factors into account, Marshall & Stevens requested that Rezolve management provide Projections covering a five-year period for purposes of the analyses it performed. In addition, due to the uncertainties and risks associated with

[4]	Id.
[5]	Id.
[6]	“ChatGPT owner OpenAI projects $1 billion in revenue by 2024,” Reuters (December 15 2022)

the adoption and use of Rezolve’s offerings, as well as the size and scope of the potential market opportunity available to Rezolve, projections beyond 2027 could not be supported by information known to or reasonably estimable by Rezolve at the time the projections were developed.

Risks and Uncertainties. The Projections (including the Projections regarding revenues above) are subjective in many respects and Rezolve’s limited operating history, notably following the Pre-Closing Demerger, makes evaluating its business and future prospects, including the assumptions and analyses developed by Rezolve upon which the Projections rely, difficult and uncertain. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly lower or higher than estimated. The following risks and uncertainties may negatively impact the market opportunity of Rezolve’s platform and offerings and Rezolve’s ability to achieve the revenue Projections illustrated in the Projections:

•

Rezolve has generated limited revenues from existing Channels and there is no guarantee that it will be able to attract and retain new merchants and increase sales to new merchants, including with its new offerings myBrain and Brain.

•	Rezolve is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses for the foreseeable future.

•

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs and spending on technology, may adversely affect Rezolve’s business, operating results and financial condition.

•	Rezolve’s limited operating history in a new and developing market makes it difficult to evaluate its current business and future prospects and may increase the risk that it will not be successful.

•	Rezolve’s growth depends in part on the success of its strategic relationships with third parties.

•

The markets for Rezolve’s offerings are new and evolving and may develop more slowly or differently than we expect. Rezolve’s future success is dependent on the growth and expansion of these markets, its ability to adapt and respond effectively to evolving market conditions and its relationship with its business partners.

•	Rezolve’s radio advertising business in Germany is susceptible to risks associated with economic downturns and recession.

•

Non-performance under, termination, non-renewal or material modification of agreements with Rezolve’s business partners could have a material adverse effect on Rezolve’s business, financial condition and/or results of operations.

•	Rezolve does not have the history with its solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants

•	Rezolve’s business is susceptible to risks associated with international sales and the use of its platform in various countries.

•

As Rezolve and its channels and merchants adopt its proprietary machine learning systems, it may be exposed to risks related to systems efficiency and disclosure and changes to the political and regulatory framework for AI technology, which can adversely affect Rezolve’s business, financial condition and results of operations.

•	If the availability of Rezolve’s platform does not meet its service-level commitments to customers, Rezolve’s current and future revenues may be negatively impacted

•

Expansion into geographies such as the U.S., Latin America, India, and China in the future, is important to the growth of Rezolve’s business, and if Rezolve does not manage the business and economic risks of international expansion effectively, it could materially and adversely affect Rezolve’s business, financial condition and results of operations.

•	A regional or global health pandemic, including the global COVID-19 pandemic, may adversely impact Rezolve’s business, results of operations and financial performance.

•	Rezolve is dependent upon consumers’ and merchants’ willingness to use the internet and internet- enabled mobile devices for commerce.

•

Rezolve’s business and prospects would be harmed if changes to technologies used in Rezolve’s platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which merchants and consumers interface with Rezolve’s platform.

•	If Rezolve does not or cannot maintain the compatibility of its platform with third-party applications that its customers use in their businesses, Rezolve’s revenues will decline.

•

Mobile devices are increasingly being used to conduct commerce, and if Rezolve’s solutions do not operate as effectively when accessed through these devices, Rezolve’s merchants and their customers may not be satisfied with Rezolve’s services, which could harm Rezolve’s business.

The Projections are not being included herein to influence Armada’s stockholders’ decision whether to vote in favor of any proposal contained in this proxy statement/prospectus. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The Adjusted EBITDA measure included in the Projections is a non-GAAP financial measure. Non-GAAP financial measures are additions to, and should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and these non-GAAP financial measures as used in the Projections may not be reported by Rezolve’s or Armada’s competitors and may not be comparable to similarly titled amounts used by other companies. We encourage you to review the financial statements of Rezolve included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Selected Financial Information of Rezolve” and “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus and to not rely on any single financial measure.

Reconciliation of Non-GAAP Financial Measures

A reconciliation of Adjusted EBITDA to the most comparable GAAP financial measure for the periods presented is included below. Adjusted EBITDA is defined as EBITDA (net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles) adjusted for unrealized foreign exchange gains (losses), impairment of goodwill and other assets, business development expenses, warrants issued and share-based compensation and, solely for purposes of the Projections, exclude applicable audit adjustments. Although it is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, Rezolve’s working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect Rezolve’s interest expense, or the cash requirements to service interest or principal payments on, Rezolve’s indebtedness;

•	Adjusted EBITDA does not reflect Rezolve’s tax expense or the cash requirements to pay Rezolve’s taxes;

•	Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that Rezolve considers not to be indicative of its future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies may calculate Adjusted EBITDA differently than Rezolve does.

Rezolve compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss).

The table below provides a reconciliation of Rezolve’s net income (loss) to Adjusted EBITDA:

	Actual Results(1)		Management Projections
(in millions)	CY 2021	CY 2022	CY 2023E	CY 2024E	CY 2025E	CY 2026E	CY 2027E
Net income(2)	($37.7)	($104.1)	($16.1)	$61.1	$180.7	$354.3	$715.4

Reconciliation to adjusted EBITDA
Interest expense (income)	$0.3	$3.9	—	($0.3)	($2.7)	($7.3)	($17.7)
Depreciation and amortization	$0.5	$0.7	—	—	—	—	—
Income tax expense (benefit)	$0.0	($0.1)	—	$15.2	$45.2	$88.6	$178.8

EBITDA	($37.0)	($99.6)	($16.1)	$76.0	$223.2	$435.6	$876.5

Unrealized FX (gain) or loss	$0.7	($0.3)	—	—	—	—	—
Impairment of Goodwill	—	$7.4	—	—	—	—	—
Impairment of prepayments and other current assets	—	$0.7	—	—	—	—	—
Impairment of accounts receivable	—	$0.4	—	—	—	—	—
Business development expenses	$5.2	$7.1	—	—	—	—	—
Share based compensation issued to related parties for consultancy services	$13.2	$39.5	—	—	—	—	—
Share based compensation for consultancy services	$3.5	$18.4	—	—	—	—	—
Employee and other share based compensation	$1.0	$2.1	—	—	—	—	—
Other	$0.1	$0.1	—	—	—	—	—

Total adjustments	$23.7	$75.4	—	—	—	—	—

Adjusted EBITDA(3).	($13.3)	($24.2)	($16.1)	$76.0	$223.2	$435.6	$876.5

(1)	Actual results for the years ended December 31, 2021 and 2022 exclude applicable adjustments. All of Management Projections are unaudited.
(2)	Assumes no revenue from operations in China, Spain, France, Australia, and New Zealand in calendar year 2023 and no revenue from operations in Nordics in calendar years 2023 and 2024.
(3)

Adjusted EBITDA is defined as EBITDA (net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles) adjusted for unrealized foreign exchange gains (losses), impairment of goodwill and other assets, business development expenses, warrants issued and share-based compensation and, solely for purposes of the Projections, exclude applicable audit adjustments. See below “Reconciliation of Non-GAAP Financial Measures” for additional information.

Discounted Cash Flow Analysis

The major inputs and assumptions used in Marshall & Stevens’s discounted cash flow method were as follows:

•

As discussed above, Rezolve provided projection through 2027, which was extended to 2032 by Marshall & Stevens reflecting a ramp-down in revenues growth coupled with constant margins, as the basis for the Discounted Cash Flow analysis. The duration of the projection provided assumes a time period by which Rezolve believes it would achieve a stabilized long-term growth rate.

•	A weighted average cost of capital (WACC), adjusted for exposure to emerging markets, was used as the discount rate in Marshall & Stevens’s analysis and applied to debt free, after-tax cash flows. The

WACC was calculated to be approximately 27.0% and was determined based upon a cost of equity of approximately 28.08% and an after-tax cost of debt of approximately 6.20%.

•

A cost of equity was determined using a 20-year U.S. Treasury Rate (3.94%), long-term regional/country inflation risk premium of 1.00% based upon the International Monetary Fund (IMF) and the weighted average inflation of the revenue-generating countries for Rezolve (China, UK, India, Germany, Mexico, Canada, Spain, France, Australia, New Zealand, Nordics, USA and the rest of the world (“RoW”)), Equity Risk Premium of 6.22% (Kroll Cost of Capital Navigator 2022 (“KCOC”)), Re-levered Equity beta of 1.00 based upon the Guideline Companies discussed below, a size premium of 1.34% based upon KCOC data for the 7th decile, and a company specific risk premium of 15.00% based upon anticipated forecast risk.

•

After-tax cost of debt was determined using BBB rated bond yields, a country risk/inflation adjustment (based upon the IMF and Federal Reserve Bank of Philadelphia), and a tax rate of 26.48% based upon the weighted average tax rates of the revenue-generating countries for Rezolve (China, UK, India, Germany, Mexico, Canada, Spain, France, Australia, New Zealand, Nordics, USA, and RoW).

•	The debt-to-capital ratio was estimated at 5.0% and the equity-to-capital ratio was estimated at 95.0% using input from the Guideline Companies discussed below.

•	Estimated income tax expense of 26.48% of pre-tax income;

•	Capital expenditures for projected year 2023 through 2032 were based upon discussions with Rezolve’s management;

•

Working capital requirements for projected year 2023 through 2032 based upon Rezolve’s management estimates and a review of the Guideline Companies discussed below. The working capital requirements were estimated based on Rezolve’s normal debt-free, cash-free working capital to sales ratio of 3.00%, and the expectation that this level of debt-free, cash-free working capital would be sufficient going forward;

•	A terminal year multiple of 4.17 was calculated using the Gordon Growth Model and based upon a WACC of 27.0% and terminal growth rate of 3.00% (multiple = 1/(WACC – growth rate).

Marshall & Stevens performed sensitivity analyses utilizing the projections including varying the terminal growth rate, the WACC rate, and the revenues growth rate.

Marshall & Stevens first determined the enterprise value of Rezolve, which is defined as the market value of invested capital, less cash, plus the present value of net operating losses (NOLs). Thus, the indication of enterprise value for Rezolve using the discounted cash flow method was estimated to be between approximately $1,580,000,000 and $1,850,000,000.

Guideline Public Company Analysis

Marshall & Stevens reviewed and analyzed selected historical and projected information about Rezolve provided by Rezolve’s management and compared this information to certain financial information of thirteen (13) publicly traded companies that Marshall & Stevens deemed to be reasonably comparable to Rezolve (each a “Guideline Company” and, collectively, the “Guideline Companies”). The initial Guideline Companies were provided by Rezolve, and Marshall & Stevens reviewed these Guideline Companies to determine the comparability to Rezolve. Marshall & Stevens also performed their own independent search for other Guideline Companies and added them to the list provided by Rezolve. The criteria for selecting the Guideline Companies were mainly based upon each Guideline Company’s industry and business description.

Business descriptions and financial information are provided below for the selected Guideline Companies. The descriptions of these companies and the financial information for such companies set out below are derived from publicly available information and are summary in nature. Shareholders are referred to, and these summaries are qualified in full by reference to, the public reports filed by these companies with the SEC. Marshall & Stevens has conducted no due diligence as to the truthfulness, accuracy or completeness of this information and makes no representation or warranty as to any such matter.

Shopify, Inc. (NYSE: SHOP)

Shopify Inc., a commerce company, provides a commerce platform and services in Canada, the United States, Europe, the Middle East, Africa, the Asia Pacific, and Latin America. The company’s platform enables merchants to display, manage, market, and sell their products through various sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons, and marketplaces; and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, identify new buyers and build customer relationships, source products, leverage analytics and reporting, manage cash, payments and transactions, and access financing. It also sells custom themes and apps, and registration of domain names; and merchant solutions, which include accepting payments, shipping and fulfillment, and securing working capital. The company was formerly known as Jaded Pixel Technologies Inc. and changed its name to Shopify Inc. in November 2011. Shopify Inc. was incorporated in 2004 and is headquartered in Ottawa, Canada.

The Trade Desk, Inc. (NasdaqGM: TTD)

The Trade Desk, Inc. operates as a technology company in the United States and internationally. The company operates a self-service cloud-based platform that allows buyers to plan, manage, optimize, and measure data-driven digital advertising campaigns across various ad formats and channels, including video, display, audio, digital-out-of-home, native, and social on various devices, such as computers, mobile devices, televisions, and streaming devices. It also provides data and other value-added services. The company serves advertising agencies, brands, and other service providers for advertisers. The Trade Desk, Inc. was incorporated in 2009 and is headquartered in Ventura, California.

HubSpot, Inc. (NYSE: HUBS)

HubSpot, Inc. provides a cloud-based customer relationship management (CRM) platform for businesses in the Americas, Europe, and the Asia Pacific. The company’s CRM platform includes marketing, sales, service, and content management systems, as well as integrated applications, such as search engine optimization, blogging, website content management, messaging, chatbots, social media, marketing automation, email, predictive lead scoring, sales productivity, knowledge base, commerce, conversation routing, video hosting, ticketing and helpdesk tools, customer NPS surveys, analytics, and reporting. It also offers professional services to educate and train customers on how to leverage its CRM platform, as well as phone and/or email and chat-based support services. The company serves mid-market business-to-business companies. HubSpot, Inc. was incorporated in 2005 and is headquartered in Cambridge, Massachusetts.

DLocal Limited (NasdaqGS: DLO)

DLocal Limited operates a payment processing platform worldwide. Its payments platform enables merchants to get paid and to make payments online. The company serves commerce, streaming, ride-hailing, financial services, advertising, software as a service, travel, e-learning, on-demand delivery, gaming, and crypto industries. DLocal Limited was founded in 2016 and is headquartered in Montevideo, Uruguay.

DoubleVerify Holdings, Inc. (NYSE: DV)

DoubleVerify Holdings, Inc. provides a software platform for digital media measurement, and analytics in the United States and internationally. The company provides solutions to advertisers unbiased data analytics that enable advertisers to increase the effectiveness, quality and return on their digital advertising investments. It also offers solutions including DV Authentic Ad, a metric of digital media quality, which evaluates the existence of fraud-free, brand-suitable, viewability, and geography for each digital ad; DV Authentic Attention solution that provides exposure and engagement predictive analytics to drive campaign performance; and Custom Contextual solution, which allows advertisers to match their ads to relevant content to maximize user engagement and drive campaign performance. In addition, it offers DV Publisher suite, a solution for digital publishers to manage revenue and increase inventory yield by improving video delivery, identifying lost or unfilled sales, and aggregate data across all inventory sources; and DV Pinnacle, a service and analytics platform user interface that allows its customers to adjust and deploy controls for their media plan and track campaign performance metrics across channels, formats, and devices. Further, the company software solutions are integrated in the digital advertising ecosystem, including programmatic platforms, social media channels, and digital publishers. It serves brands, publishers, and other supply-side customers covering various industry verticals, including consumer packaged goods, financial services, telecommunications, technology, automotive, and healthcare. DoubleVerify Holdings, Inc. was founded in 2008 and is headquartered in New York, New York.

Sprout Social, Inc. (NasdaqCM: SPT)

Sprout Social, Inc. designs, develops, and operates a web-based social media management platform in the Americas, Europe, the Middle East, Africa, and the Asia Pacific. It provides cloud software that brings together social messaging, data, and workflows in a unified system of record, intelligence, and action. The company offers various integrated tools in a range of functions comprising social engagement/response, publishing, reporting and analytics, social listening and business intelligence, reputation management, social commerce, employee advocacy, and automation and workflows. Its tools serve a range of use-cases within its customers’ organizations, including social and community management, public relations, marketing, customer service and care, commerce, sales, and customer acquisition, recruiting and hiring, product development, and business strategy. The company also offers professional services, which primarily consist of consulting and training services. It serves small-and-medium-sized businesses, mid-market companies, enterprises, marketing agencies, government, non-profit, and educational institutions. Sprout Social, Inc. was incorporated in 2010 and is headquartered in Chicago, Illinois.

Lightspeed Commerce Inc. (TSX: LSPD)

Lightspeed Commerce Inc. provides a commerce enabling Software as a Service (SaaS) platform for small and midsize businesses, retailers, restaurants, and golf course operators in Canada, the United States, Australia, the Netherlands, and other geographies. Its SaaS platform enables customers to engage with consumers, manage operations, accept payments, etc. The company’s cloud platforms are designed interrelated elements, such as omni-channel consumer experience, a comprehensive back-office operations management suite to improve customers’ efficiency and insight, and the facilitation of payments. Its platform functionalities include full omni-channel capabilities, point of sale (POS), product and menu management, employee and inventory management, analytics and reporting, multi-location connectivity, order-ahead and curbside pickup functionality, loyalty, and customer management solutions. The company also offers tailored financial solutions, such as Lightspeed Analytics; Lightspeed Payments; and Lightspeed Capital, a merchant cash advance program. In addition, it sells POS peripheral hardware, including tablets, customer facing displays, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories, as well as provides installation and implementation services. The company was formerly known as Lightspeed POS Inc. and changed its name to Lightspeed Commerce Inc. in August 2021. Lightspeed Commerce Inc. was incorporated in 2005 and is headquartered in Montréal, Canada.

EverCommerce Inc. (NasdaqGS: EVCM)

EverCommerce Inc., together with its subsidiaries, provides integrated software-as-a-service solutions for service-based small and medium sized businesses in the United States and internationally. The company’s solutions include business management software that offers route-based dispatching, medical practice management, and gym member management solutions; billing and payment solutions comprising e-invoicing, mobile payments, and integrated payment processing; customer engagement applications, which include reputation management and messaging solutions; and marketing technology solutions that cover websites, hosting, and digital lead generation. It also provides EverPro suite of solutions in home services; EverHealth suite of solutions within health services; and EverWell suite of solutions in fitness and wellness services. In addition, the company offers professional services, such as implementation, configuration, installation, or training services. It serves home service professionals, including home improvement contractors and home maintenance technicians; physician practices and therapists in the health services industry; and personal trainers and salon owners in the fitness and wellness sectors. The company was formerly known as PaySimple Holdings, Inc. and changed its name to EverCommerce Inc. in December 2020. EverCommerce Inc. was incorporated in 2016 and is headquartered in Denver, Colorado.

Sprinklr, Inc. (NYSE: CXM)

Sprinklr, Inc. provides enterprise cloud software products worldwide. The company offers Unified Customer Experience Management platform, a purpose-built to analyze unstructured customer experience data, built to scale across future and modern channels, and integrates all stages of the customer journey. Its products include Sprinklr Insights that enables its customers to listen, learn from, and act on insights gleaned from modern channels; Sprinklr Service, a comprehensive, cloud-based, and AI-powered contact center as a service platform that enables customer service agents to service customers across digital, social, and voice channels; Sprinklr Marketing enables brands to streamline their marketing operations across the campaign lifecycle ability to derive insights and optimize their marketing and advertising strategies at scale; and Sprinklr Social helps customers listen to, triage, engage, and analyze conversations across modern channels. The company also provides professional, managed, training, and consultancy services. Sprinklr, Inc. was founded in 2009 and is headquartered in New York, New York.

Amplitude, Inc. (NasdaqCM: AMPL)

Amplitude, Inc. provides a digital analytics platform to analyze customer behavior within digital products in the United States and internationally. It offers Amplitude Analytics provides product, marketing, experience analytics, and AI-Driven alerts; Experimentation, a solution that integrates with analytics to plan, deliver, monitor, and analyze tests and product changes; Audience Management tools leverage the data in analytics to build audience lists through behavioral segmentation or machine learning powered predictions; and Data Streaming tools helps to move event data and user profiles to other tools in customers’ stacks in real-time to destinations, such as marketing platforms, ad networks, personalization engines, and others; and Amplitude CDP, an insight-driven solution that encompasses the data infrastructure, audience management, and data streaming capabilities. The company also provides customer support services related to initial implementation setup, ongoing support, and application training. It delivers its application over the Internet as a subscription service using a software-as-a-service model. The company was formerly known as Sonalight, Inc. and changed its name to Amplitude, Inc. in December 2014. Amplitude, Inc. was incorporated in 2011 and is headquartered in San Francisco, California.

Olo, Inc. (NYSE: OLO)

Olo Inc. operates an open SaaS platform for restaurants in the United States. The company’s platform enables on-demand digital commerce operations, which cover digital ordering, delivery, front-of-house management, and payments. Its solutions include Order, a suite of solutions powering restaurant brands’

on-demand commerce operations, enabling digital ordering, delivery, and channel management through ordering, dispatch, rails, switchboard, network, virtual brands, kiosk, catering, and sync modules; Engage, a suite of restaurant-centric marketing solutions optimizing guest lifetime value by strengthening and enhancing the restaurants’ direct guest relationships, through the guest data platform, marketing, sentiment, and host modules; and Pay, a frictionless payment platform that enables restaurants to grow and protect their digital business through customer payment experience that offers advanced fraud prevention to improve authorization rates for valid transactions, and increase basket conversion through its Olo Pay module. The company was formerly known as Mobo Systems, Inc. and changed its name to Olo Inc. in January 2020. Olo Inc. was incorporated in 2005 and is headquartered in New York, New York.

BigCommerce Holdings, Inc. (NasdaqGM: BIGC)

BigCommerce Holdings, Inc. operates a software-as-a-service platform for small businesses, mid-markets, and large enterprises in the United States, Europe, the Middle East, Africa, the Asia-Pacific, and other geographies. The company’s platform provides various services for launching and scaling e-commerce operation, including store design, catalog management, hosting, checkout, order management, reporting, and pre-integrations. It serves online stores across industries. The company was founded in 2009 and is headquartered in Austin, Texas.

VTEX (NYSE: VTEX)

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Its platform enables customers to execute their commerce strategy, including building online stores, integrating, and managing orders across channels, and creating marketplaces to sell products from third-party vendors. It has operations in Brazil, Argentina, Chile, Colombia, France, Italy, Mexico, Peru, Portugal, Romania, Spain, the United Kingdom, and the United States. VTEX was founded in 2000 and is headquartered in London, the United Kingdom.

Marshall & Stevens reviewed, among other things, the Guideline Companies’ enterprise value as a multiple of revenues and EBITDA for the years ending December 31, 2023, December 31, 2024, and December 31, 2025 forecast for each Guideline Company. The Guideline Company multiples were then size-adjusted based on a comparison to the respective deciles, and the respective equity risk premium, to which each Guideline Company was classified compared to the 7th decile utilized for Rezolve.

Given the expected growth profile of Rezolve, the year ending December 31, 2024 forecasted value indications utilizing the enterprise value as a multiple of revenues and EBITDA were weighted 50.0% each to arrive at the final range of value and the average of the minimum and 25th percentile multiples were selected. The indication of enterprise value for Rezolve using the guideline public company method in the final value conclusion was estimated to be between approximately $1,645,000,000 to $1,995,000,000.

Guideline Transaction Analysis

The market transaction method is a variation of the market approach where transactions involving the actual sale or purchase of the Rezolve’s enterprise value, or the enterprise value of similar companies are analyzed to provide an indication of fair value. In the present instance, our transaction search did not yield any comparable transactions, so we did not consider the Guideline Transaction Method in the formation of our opinion.

Reconciled Conclusion of Value

Marshall & Stevens considered the discounted cash flow method and the guideline public company method. A 75.0% weighting was placed on the discounted cash flow method given the detailed forecast provided by Rezolve management, while a 25.0% weighting was placed on the guideline public company method.

Giving the weighing discussed above, Marshall & Stevens concluded a final enterprise value range of approximately $1,595,000,000 to $1,885,000,000.

Opinion of Northland

Armada retained Northland Securities, Inc. (“Northland”), to act as its financial advisor in connection with the Business Combination. In selecting Northland, Armada considered, among other things, Northland’s qualifications, expertise, reputation, and knowledge of Armada’s business and the industry in which Rezolve operates.

On December 16, 2021, Northland rendered its oral and written opinion to Armada’s board of directors, and on March 31, 2022, Northland rendered an updated oral and written opinion stating that, as of the date of the letter and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications in such letter, (a) the aggregate stock consideration is fair, from a financial point of view, to Armada, and (b) Rezolve has a fair market value equal to at least 80% of the balance of funds in Armada’s Trust Account (excluding underwriting commissions and taxes payable).

The full text of Northland’s updated written opinion letter, dated as of March 31, 2022 , is attached as Annex                . You should read Northland’s opinion letter carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken, and the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Northland in connection with its opinion. This summary is qualified in its entirety by reference to the full text of the opinion letter. Northland’s opinion letter was directed to Armada’s board of directors, in its capacity as the board of directors, and addressed only (a) the fairness from a financial point of view, as of March 31, 2022, to Armada of the aggregate stock consideration under the Business Combination Agreement and (b) whether Rezolve has a fair market value equal to at least 80% of the balance of funds in Armada’s Trust Account (excluding underwriting commissions and taxes payable). The opinion letter does not constitute a recommendation as to how any stockholder should vote with respect to the Business Combination or any other matter and does not in any manner address the price at which Armada’s securities will trade at any time.

In arriving at its opinion, Northland conducted such analyses, examinations, and inquiries and considered such other financial, economic and market criteria as it deemed necessary. Northland, among other things:

(i)	reviewed the financial terms of the draft of the Business Combination Agreement, dated March 8, 2022;

(ii)	reviewed Armada’s Registration Statement on Form S-1, as amended, and Final Prospectus filed under Rule 424;

(iii)	reviewed Armada’s Quarterly Report on Form 10-Q and other reports filed with the Securities and Exchange Commission;

(iv)	reviewed Rezolve’s historical financial statements for the calendar year ended December 31, 2020;

(v)	reviewed Rezolve’s revised projected financial statements for the calendar years ending December 31, 2021 – December 31, 2024, which were revised by Rezolve in March 2022;

(vi)	reviewed Rezolve’s roadshow presentation dated December 2021;

(vii)	reviewed certain non-public financial and business information provided to Northland by Armada, Rezolve, and their advisors;

(viii)	reviewed certain internal financial information, estimates, and financial and operations forecasts for Rezolve, prepared by Rezolve or Armada management;

(ix)	reviewed press releases issued by Armada and Rezolve;

(x)	reviewed financial and commercial due diligence reports prepared by KPMG;

(xi)	reviewed a draft of the side letter between Armada Sponsor LLC and Rezolve, dated March 28, 2022;

(xii)

discussed the information above with members of Armada’s management and had discussions concerning the information referred to above and the background and other elements of the Business Combination, the financial condition, current operating results, and business outlook for Armada and Rezolve; and

(xiii)

performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of selected public companies that Northland deemed relevant and an analysis of selected precedent transactions that Northland deemed relevant.

Northland relied upon the assessments of the management of Armada, as the case may be, as to, among other things, the potential impact on Armada and Rezolve of macroeconomic, geopolitical, market, competitive, and other conditions, trends, and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the high-growth payments, e-commerce enablement, and high-growth marketing technology industries, including supply and demand for raw materials and supply chain availability, which may be subject to significant volatility and which, if different than assumed could have a material impact on Northland’s analyses or opinion, the offerings, technology, and intellectual property, as the case may be, of Rezolve and associated risks (including, without limitation, the validity and duration of intellectual property rights relating to, and the useful life of, Rezolve’s offerings, services, and technology systems). Northland assumed that there would be no developments with respect to any such matters that would be meaningful in any respect to its analyses or opinion. In its review and analysis and in arriving at its opinion, Northland assumed and relied on the accuracy and completeness of all of the financial, business, and other information provided to or otherwise discussed with Northland or publicly available. Northland was not engaged to, and did not independently attempt to, verify any of such information. Northland also relied upon information provided by Armada’s management as to the reasonableness and achievability of the financial projections (and the assumptions and bases therefor) provided to Northland, and, with Armada’s consent, Northland assumed that the projections were reasonably prepared and reflect the best currently available estimates and judgments of Armada’s management. Northland was not engaged to assess the reasonableness or achievability of the projections or the assumptions on which they were based, and Northland expressed no view as to such projections or assumptions. In addition, Northland did not conduct a physical inspection or appraisal of any of the assets, properties or facilities owned by Rezolve, and Northland was not furnished with any such evaluation or appraisal. Northland also assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the Business Combination would be obtained without any material adverse effect on Armada, Rezolve, or the Business Combination.

The aggregate stock consideration was determined through arm’s-length negotiations between Armada and Rezolve and was approved by the Armada board of directors. Northland did not recommend any specific consideration to Armada or the Armada board of directors or suggest that any specific consideration constituted the only appropriate consideration for the Business Combination, including but not limited to the aggregate stock consideration. In addition, Northland’s opinion and financial analyses were one of many factors taken into consideration by the Armada board of directors in evaluating the Business Combination. In rendering its opinion, Northland assumed, with Armada’s consent, that the final executed form of the Business Combination Agreement would not differ in any material respect from the drafts that Northland examined, and that the conditions to the Business Combination in the Business Combination Agreement will be satisfied and that the Business Combination will be consummated on a timely basis in the manner contemplated by the Business Combination Agreement. Northland was not requested to opine as to, and its opinion did not address, the basic business decision to proceed with or effect the Business Combination. Northland was not asked to, nor did Northland, offer any opinion as to the material terms of the Business Combination Agreement or the form of the Business Combination. Northland expressed no opinion or view as to the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might exist for Armada or the effect of any other transaction in which Armada might engage. Northland did not render any financial, legal, accounting or other advice and Northland relied on the assumptions of the management of Armada as to all accounting, tax, regulatory, legal and similar matters with respect to Armada, Rezolve, or the Business Combination, including, without limitation, as to tax or other consequences of the Business Combination or otherwise or changes in, or the impact of, accounting standards, or tax and other laws, regulations, and governmental and legislative policies affecting Armada, Rezolve, or the Business Combination and Northland assumed that Armada obtained advice as to such matters from appropriate professionals. The issuance of Northland’s opinion was approved by the Northland Fairness Opinion Committee.

Northland’s opinion was based on economic and market conditions and other circumstances existing on, and information made available to Northland as of, March 30, 2021 and does not address any matters subsequent to such date. Northland’s opinion was limited to the fairness from a financial point of view, as of the date of the opinion, to Armada of the aggregate stock consideration under the Business Combination Agreement. Although subsequent developments may affect Northland’s opinion, Northland does not have any obligation to update, revise, or reaffirm its opinion.

The following is a summary of the material financial analyses performed by Northland in arriving at its opinion. Northland’s opinion letter was only one of many factors considered by the board of directors in evaluating the Business Combination. Neither Northland’s opinion nor its financial analyses were determinative of the aggregate stock consideration or of the views of Armada’s board of directors or Armada’s management with respect to the aggregate stock consideration or the Business Combination. None of the analyses performed by Northland were necessarily assigned a greater significance by Northland than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Northland. The summary text describing each financial analysis does not constitute a complete description of Northland’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Northland. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Northland with respect to any of the analyses performed by it in connection with its opinion. Rather, Northland made its determination as to the fairness, from a financial point of view, to Armada of the aggregate stock consideration under the Business Combination Agreement. As the board of directors of Amanda was aware, Northland did not conduct a discounted cash flow analysis of Rezolve given, based on discussions with the management of Armada, limited long-term financial projections and estimates for Rezolve.

Analysis of Selected Publicly Traded Companies

Northland performed a selected public companies analysis of Rezolve in which Northland reviewed certain financial and stock market information relating to Rezolve and the following 10 selected publicly traded high-growth payments, e-commerce enablement, and high-growth marketing technology companies with market capitalizations of more than $200 million that Northland considered generally relevant for purposes of analysis, collectively referred to as the “Rezolve selected companies”:

• Amplitude, Inc. • BigCommerce Holdings, Inc. • DLocal Limited • EverCommerce Inc. • HubSpot, Inc.	• Lightspeed Commerce Inc. • Shopify Inc. • Sprout Social, Inc. • The Trade Desk, Inc. • VTEX

Northland reviewed, among other information and to the extent publicly available and meaningful, enterprise values of the Rezolve selected companies, calculated as implied equity values based on closing stock prices on March 30, 2022 plus total debt, preferred equity, and non-controlling interests (as applicable) and less cash and cash equivalents, as multiples of such companies’ calendar year 2021 actual revenue, and calendar years 2022 and 2023 estimated revenue. Financial data of the Rezolve selected companies were based on publicly available Wall Street research analysts’ estimates, public filings, and other publicly available information. Because Rezolve’s audited financial statements for the year ended December 31, 2021 were not finalized at the time of Northland’s analysis, Northland used estimated revenues of Rezolve for that year. Financial data for Rezolve was based on financial projections and estimates of Armada’s management. Northland applied a 25% private company discount to the equity value of the Rezolve selected companies.

The discounted overall low to high calendar year 2021 actual and calendar years 2022 and 2023 estimated revenue multiples observed for the Rezolve selected companies were as follows:

•	Calendar year 2021 actual revenue multiples: low to high of 13.2x to 22.0x (with a mean of 16.5x and a median of 14.4x)

•	Calendar year 2022 estimated revenue multiples: low to high of 10.1x to 16.5x (with a mean of 12.5x and a median of 10.9x)

•	Calendar year 2023 estimated revenue multiples: low to high of 7.6x to 13.1x (with a mean of 9.8x and a median of 8.5x)

Northland then applied the calendar years 2021 actual and 2022 and 2023 estimated revenue multiples described above derived from the Rezolve selected companies to corresponding data of Rezolve. This analysis indicated approximate implied aggregate enterprise value reference ranges for Rezolve of $383 million to $2,282 million, $885 million to $3,935 million, and $1,419 million to $5,723 million based on calendar year 2021 actual revenues, and calendar years 2022 and 2023 estimated revenues, respectively.

No company used in the comparable company analysis is identical to Rezolve. In evaluating selected publicly traded companies, Northland made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond Armada’s control, such as the impact of competition on Rezolve and the industry generally, industry growth and the absence of any adverse material change in Armada’s financial conditions and prospects or those of Rezolve or the industry or the financial markets in general.

Analysis of Selected Precedent Transactions

Using publicly available information, Northland reviewed financial data relating to the following 13 selected transactions that Northland considered generally relevant for purposes of analysis as transactions that closed between January 1, 2018 and March 30, 2022 involving target companies within the high-growth payments, e-commerce enablement, and high-growth marketing technology industries and implied enterprise values of less than $10 billion, collectively referred to as the “selected precedent transactions”:

Closed	Buyer / Seller	Target
January 2022	Global-e Online Ltd.	Flow Commerce Inc.
October 2021	Thoma Bravo, L.P.	Medallia, Inc.
October 2021	Lightspeed Commerce Inc.	Ecwid Inc.
September 2021	Constant Contact, Inc.	SharpSpring, Inc.
July 2021	Stne Participacoes S.A.	Linx S.A.
June 2021	FTAC Olympus Acquisition Corp.	Payoneer Global Inc.
June 2021	Just Eat Takeaway.com N.V.	Grubhub Inc.
April 2021	Lightspeed Commerce Inc.	Vend Limited
November 2020	Lightspeed Commerce Inc.	Shopkeep Inc.
February 2019	Vista Equity Partners	MINDBODY, Inc.
January 2019	Cision Ltd.	Trendkite, Inc.
September 2018	PayPal Holdings, Inc.	iZettle AB
May 2018	GTCR, Sycamore Partners Management	Commerce Technologies, LLC

Northland reviewed transaction values in the selected precedent transactions, based on the consideration paid in such transactions, as multiples of the target company’s most recent publicly reported last 12 months revenue, referred to as “LTM,” and next 12 months revenue estimates, referred to as “NTM,” available as of the closing date of the relevant transaction. Financial data of the selected precedent transactions were based on publicly available Wall Street research analysts’ estimates, public filings, and other publicly available information. Financial data for Rezolve was based on financial projections and estimates of Armada’s management.

The overall low to high LTM revenue multiples observed for the selected precedent transactions were 5.6x to 27.3x (with a mean of 13.0x and a median of 9.5x). Northland then applied the low to high of the LTM revenue multiples derived from the selected precedent transactions to corresponding data of Rezolve using Rezolve’s estimated 2021 revenues rather than LTM. This analysis indicated an approximate implied aggregate enterprise value reference range for Rezolve of $429 million to $2,078 million. The overall low to high NTM revenue multiples observed for the selected precedent transactions were 4.8x to 10.9x (with a mean of 7.3x and a median of 6.8x). Northland then applied the low to high of the NTM revenue multiples derived from the selected precedent transactions to corresponding data of Rezolve using Rezolve’s estimated 2022 revenues rather than NTM. This analysis indicated an approximate implied aggregate enterprise value reference range for Rezolve of $1,049 million to $2,399 million.

No transaction used in the analysis of comparable transactions is identical to Rezolve or the Business Combination. In evaluating the precedent transactions, Northland made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond Armada’s control. These include, among other things, the impact of competition on the business of Rezolve or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Rezolve or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and enterprise value of the transactions to which they are being compared.

Miscellaneous

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Northland did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Northland made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In connection with Northland’s services as Armada’s financial advisor in connection with the Business Combination, Armada paid Northland aggregate fees of $120,000, which were payable upon the delivery of Northland’s original opinion and revised opinion. Armada will pay Northland an additional $1,030,000 upon the closing of Business Combination, which amount is not payable if the Business Combination does not close. In addition, Armada has agreed to reimburse Northland for certain of its expenses and to indemnify Northland and related persons against various potential liabilities, including certain liabilities that may arise in connection with Northland’ engagement. On August 12, 2021, Northland entered into an Underwriting Agreement with Armada, under which Northland received 1% of the gross proceeds of Armada’s initial public offering. Such amount totaled $1,500,000. On August 12, 2021, Northland entered into a Business Combination Marketing Agreement with Armada, under which Northland is entitled to receive (a) a cash advisory fee of 2.25% of the gross proceeds of Armada’s initial public offering; (b) a capital markets advisory fee of $2,500,000; and (c) a finder fee equal to 1% of the total consideration if Northland introduces Armada to a target with which a business combination is completed. Because Northland did not introduce Armada to Rezolve, Northland will not receive the finder fee in connection with the Business Combination. The fees under the Business Combination Marketing Agreement are payable upon the closing of Armada’s initial business combination.

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for filings with the Registrar of Companies in England and Wales and such filings as are necessary to effectuate the Merger.

Resolution to be Voted Upon

“RESOLVED, as an Ordinary Resolution, that the entry into the Business Combination Agreement, dated as of December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023 (the “Business Combination Agreement”), by and among Armada, Rezolve, Rezolve Limited, and Rezolve Merger Sub, be confirmed, ratified and approved in all respects.”

Required Vote and Recommendation of the Board

The Business Combination is conditioned on the approval of the Business Combination Proposal, the Nasdaq Proposal and the Incentive Equity Plan Proposal at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if at least a majority of the votes cast at the Special Meeting vote “FOR” the Business Combination Proposal. A stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal.

Our Sponsor has agreed to vote its shares of Armada Common Stock “FOR” the Business Combination Proposal. As of the record date, our Sponsor owns approximately                 % of our issued and outstanding shares of Armada Common Stock.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ARMADA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of Armada and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “ — Interests of Armada’s Directors and Officers in the Business Combination” for a further discussion.

MATERIAL TAX CONSIDERATIONS

Material United Kingdom Tax Considerations

The following statements are based on current UK law as applied in England and HMRC published practice (which may not be binding on HMRC) as at the date of this document, both of which are subject to change, possibly with retrospective effect.

These statements are intended only as a general guide and are not a complete analysis of all potential UK tax consequences relating to the holding or disposing of Rezolve Ordinary Shares or Rezolve Warrants. They do not purport to provide any analysis of the UK tax consequences of the Business Combination.

The statements apply only to persons who hold Rezolve Ordinary Shares or Rezolve Warrants as an investment and who are the absolute beneficial owners of the Rezolve Ordinary Shares or Rezolve Warrants. The statements do not apply to special categories of holders such as dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds or holders who have, or are deemed to have, acquired their Rezolve Ordinary Shares or Rezolve Warrants by virtue of an office or employment.

The statements are not directed at and do not apply to persons who are resident, or in the case of individuals, domiciled for tax purposes in the UK.

IF YOU ARE IN ANY DOUBT AS TO YOUR TAX POSITION, YOU SHOULD CONSULT YOUR PROFESSIONAL TAX ADVISER.

Taxation of Rezolve

Rezolve is subject to UK corporation tax on its taxable profits and gains, as it is tax resident in the UK. The Business Combination will not give rise to any taxable profits or gains for Rezolve.

Taxation of Disposals

Holders who are not resident in the UK will not generally be subject to UK taxation of capital gains on the disposal or deemed disposal of Rezolve Ordinary Shares or Rezolve Warrants unless they are carrying on a trade, profession or vocation in the UK through a branch or agency there (or, in the case of a company, they are carrying on a trade in the UK through a permanent establishment there) in connection with which the Rezolve Ordinary Shares or Rezolve Warrants are used, held or acquired. Non-UK tax resident holders may be subject to non-UK taxation on any gain under local law.

An individual holder who has been resident for tax purposes in the UK but who ceases to be so or becomes treated as resident outside the UK for the purposes of a double tax treaty for a period of five years or less and who disposes of all or part of his or her Rezolve Ordinary Shares or Rezolve Warrants during that period may be liable to capital gains tax on his or her return to the UK, subject to any available exemptions or reliefs.

Taxation of Dividends

Rezolve is not required to withhold UK tax when paying a dividend.

Rezolve shareholders resident outside the UK will generally not be subject to UK taxation on dividend income unless they are carrying on a trade, profession or vocation through a branch or agency in the UK (or, in the case of a corporate holder, they are carrying on a trade in the UK through a permanent establishment there) and the dividends are either a receipt of that trade, profession or vocation (or, in the case of a corporate holder, Rezolve Ordinary Shares are used by, or held by or for, that UK permanent establishment). Rezolve shareholders resident outside the UK should consult their own tax adviser concerning their tax position on dividends received from Rezolve.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No UK stamp duty or UK SDRT should arise on the issue of Rezolve Ordinary Shares.

An agreement to transfer Rezolve Ordinary Shares or Rezolve Warrants will normally give rise to a charge to UK SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser. Instruments transferring Rezolve Ordinary Shares or Rezolve Warrants will generally be subject to UK stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty. Any SDRT should be cancelled and any SDRT that has been paid should be repaid where an instrument of transfer has been executed in respect of the transfer of securities (and certain conditions are met).

The transfer of existing Rezolve Ordinary Shares or Rezolve Warrants to a depository trust company (“DTC”) will normally give rise to a charge to UK stamp duty or SDRT at the higher rate of 1.5% of the amount or value of the consideration payable for the transfer (subject to certain exceptions). Although the DTC should be liable for any UK stamp duty or SDRT, this will be payable by the existing holder in practice. However, no stamp duty or SDRT should, in practice, be required to be paid in respect of transfers or agreements to transfer Rezolve Ordinary Shares or Rezolve Warrants within the facilities of the DTC.

Material U.S. Federal Tax Considerations

This section describes the material U.S. federal income tax considerations for beneficial owners of Armada Common Stock and Armada Warrants (collectively, the “Armada securities”) (i) electing to have their Armada Common Stock redeemed for cash if the Business Combination is completed, (ii) of the Business Combination and (iii) of the ownership and disposition of Rezolve AI Limited, a private limited company organized under the law of England and Wales (“Rezolve”) Ordinary Shares and Rezolve Warrants acquired pursuant to the Business Combination. This discussion applies only to Armada securities and Rezolve Ordinary Shares and Rezolve Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

•	brokers, dealers and other investors that do not own their Armada securities, Rezolve Ordinary Shares or Rezolve Warrants as capital assets;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

•	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•	U.S. expatriates or former long-term residents of the United States;

•	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the Armada Common Stock or Rezolve Ordinary Shares;

•	partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

•

persons holding Armada securities, Rezolve Ordinary Shares or Rezolve Warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•

persons required to accelerate the recognition of any item of gross income with respect to Armada securities, Rezolve Ordinary Shares or Rezolve Warrants as a result of such income being recognized on an applicable financial statement;

•	persons whose functional currency is not the U.S. dollar;

•	persons that received Armada securities, Rezolve Ordinary Shares or Rezolve Warrants as compensation for services; or

•	controlled foreign corporations or passive foreign investment companies.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of Armada securities, Rezolve Ordinary Shares or Rezolve Warrants. We have not and do not intend to seek any rulings from the IRS regarding the Business Combination. Additionally, we have not sought, and will not seek, an opinion of counsel, and the completion of the Business Combination is not conditioned on the receipt of an IRS ruling or opinion of counsel. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

Except as specifically provided, the discussion below applies only to U.S. holders. For purposes of this discussion, a U.S. holder means a beneficial owner of Armada securities, Rezolve Ordinary Shares or Rezolve Warrants that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Holders who are not U.S. holders should consult with their own tax advisors regarding the U.S. federal income tax consequences of exercising redemption rights, of the Business Combination, and of holding Rezolve Securities, including U.S. federal withholding tax that may be imposed on any amounts received on a redemption of Armada Common Stock that are characterized as dividends for U.S. federal income tax purposes and the consequences of holding Armada Securities or Rezolve Securities for non-U.S. holders who are engaged in a trade or business within the United States.

ALL HOLDERS OF ARMADA SECURITIES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF REZOLVE ORDINARY SHARES AND REZOLVE WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Treatment of Rezolve

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Rezolve, which is organized under the laws of England and Wales, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions is met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (this test is referred to as the “substantial business activities test”); and (iii) after the acquisition, the former stockholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “80% ownership test”).

For purposes of Section 7874, the first condition described above will be met with respect to the Business Combination because Rezolve will acquire indirectly all of the assets of Armada through the Business Combination, and it is unclear whether Rezolve, including its “expanded affiliated group,” is expected to satisfy the substantial business activities test upon consummation of the Business Combination. As a result, whether Section 7874 will apply to cause Rezolve to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination should depend on the satisfaction of the 80% ownership test.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, Armada and Rezolve currently expect that the Section 7874 ownership percentage of the Armada stockholders in Rezolve should be less than 80%. Accordingly, Rezolve is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874. However, whether the 80% ownership test has been satisfied must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances or facts and circumstances of which Armada and Rezolve are not currently aware. Further, for purposes of determining the ownership percentage of former Armada stockholders for purposes of Section 7874, former Armada stockholders will be deemed to own an amount of Rezolve Ordinary Shares in respect to certain redemptions by Armada prior to the Business Combination. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that Rezolve will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

If Rezolve were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. holders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax.

The remainder of this discussion assumes that Rezolve will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Section 7874 contains an alternative set of rules that results in a non-U.S. corporation being treated as a “surrogate foreign corporation” and an acquired U.S. corporation being treated as an “expatriated entity,” if the first two conditions described above are met but former shareholders of the acquired U.S. corporation hold at least sixty percent (60%) but less than eighty percent (80%) (by vote or value) of the shares of the non-U.S. acquiror by reason of holding shares of the U.S. acquired corporation as determined for purposes of Section 7874 (this test is referred to as the “60% ownership test”).

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, Armada and Rezolve currently expect that the Section 7874 ownership percentage of the Armada stockholders in Rezolve should be less than 60%. Accordingly, Rezolve is not currently expected to be treated as a surrogate foreign corporation and Armada is not expected to be treated as an expatriated entity under Section 7874. However, whether the 60% ownership test has been satisfied must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances or facts and circumstances of which Armada and Rezolve are not currently aware. Further, as discussed above, for purposes of determining the ownership percentage of former Armada stockholders, former Armada stockholders will be deemed to own an amount of Rezolve Ordinary Shares in respect to certain redemptions by Armada prior to the Business Combination. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that Section 7874 ownership percentage of Armada stockholders in Rezolve will be less than 60%.

If Armada were treated as an expatriated entity, then certain items of its taxable income that constitute “inversion gain” (generally gain from the transfer of shares or other property that is not inventory and income from the license of property to related foreign persons) recognized during the ten year period following the inversion transaction would not be offset by its tax attributes, if any, including foreign tax credit or net operating loss carryforwards. Additionally, if Rezolve were treated as a surrogate foreign corporation, any dividends paid by Rezolve to U.S. holders who are individuals would not be eligible for the reduced rate of tax on qualified dividend income under Section 1(h)(11) of the Code.

The Business Combination

Qualification of the Business Combination as a Reorganization

The Business Combination is intended to qualify as a reorganization under Section 368(a) of the Code (a “Reorganization”). In order for the Business Combination to so qualify, among other requirements, it is necessary that Rezolve either (i) continue Armada’s historic business or (ii) use a significant portion of Armada’s historic business assets in a business. There is no authority applying this test to the acquisition of a blank check company in a transaction comparable to the Business Combination. Consequently, it is unclear under applicable law whether Armada’s operations and assets acquired in the Business Combination will qualify as a historic business or historic business assets for this purpose. If they do not so qualify, the Business Combination will not qualify as a Reorganization. Additionally, in order for the Business Combination to qualify as a Reorganization, it is necessary that a substantial part of the value of the proprietary interests in Armada be preserved in the Business Combination. It is unclear whether Redemption Rights will be exercised by Armada Public Shareholders to a degree that will prevent a substantial part of the value of the propriety interests in Armada from being preserved for this purpose. If it is not so preserved, then the Business Combination would not qualify as a Reorganization.

Neither Rezolve, Armada, nor any other party to the Business Combination Agreement makes any representations or provides any assurances regarding the tax treatment of the Business Combination, including whether the Business Combination qualifies as Reorganization, or any related transactions. Furthermore, because of the legal and factual uncertainties described above, no opinion of counsel has or will be provided regarding the qualification of the Business Combination as a Reorganization and neither Armada nor Rezolve intends to file the statement described in Treasury Regulation section 1.368-3(a), reporting the Business Combination as a reorganization.

IN LIGHT OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, EACH HOLDER OF ARMADA SHARES OR WARRANTS IS URGED TO

CONSULT SUCH HOLDER’S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND OF HOLDING REZOLVE SHARES OR WARRANTS, INCLUDING STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE BUSINESS COMBINATION AND ANY RELATED TRANSACTIONS IN LIGHT OF SUCH HOLDER’S OWN TAX SITUATION.

Consequences if the Business Combination Qualifies as a Reorganization

If the Business Combination qualifies as a Reorganization, subject to the discussion regarding the application of Section 367 of the Code to the Business Combination below, the U.S. federal income tax consequences of the Business Combination would generally be as follows: (i) a U.S. Holder of Armada Shares who receives Rezolve Shares in exchange for his or her Armada Shares would not recognize gain or loss in respect of such exchange; (ii) a U.S. Holder of Armada warrants whose Armada warrants are assumed by Rezolve would not recognize gain or loss in respect of such assumptions; (iii) the aggregate tax basis of the Rezolve shares or warrants that are received in the Business Combination by each U.S. Holder would be equal to the aggregate tax basis of the Armada Shares or warrants surrendered in exchange for such Rezolve shares or warrants; and (iv) the holding period for the Rezolve shares or warrants received in the Business Combination would include the period during which the Armada Shares or warrants surrendered in exchange for such Rezolve shares or warrants were held, provided that such Rezolve share or warrants were held as capital assets at the time of the Business Combination.

Notwithstanding the foregoing, for the reasons described below relating to Rezolve’s status as a foreign corporation and the application of Section 367 of the Code, even if the Business Combination qualifies as a Reorganization, the Business Combination could still be taxable for U.S. federal income tax purposes. Because Rezolve is a foreign corporation, the additional requirements of Section 367(a) of the Code described below must be satisfied in order for the Business Combination to be tax deferred for U.S. holders of Armada Common Stock or warrants.

Section 367(a)

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, in certain circumstances described below, impose additional requirements for a U.S. holder to qualify for tax-deferred treatment with respect to the exchange of Armada Common Stock and/or Armada Warrants in the Business Combination.

Section 367(a) of the Code generally requires a U.S. holder of stock or warrants in a U.S. corporation to recognize gain (but not loss) when such stock or warrants are exchanged for stock or warrants of a non-U.S. corporation in an exchange that would otherwise qualify for tax-deferred treatment (such as pursuant to a reorganization under Section 368 of the Code) and any of the following is true: (i) the U.S. corporation fails to comply with certain reporting requirements; (ii) U.S. holders of stock or warrants of the acquired U.S. corporation receive more than 50% (by vote or value) of the stock or warrants of the non-U.S. corporation; (iii) U.S. persons that are officers, directors, or 5% or greater shareholders of the acquired U.S. corporation own more than 50% (by vote or value) of the stock or warrants of the non-U.S. corporation immediately after the acquisition; (iv) such U.S. holder is a 5% (by vote or value) or greater shareholder of the acquired U.S. corporation and fails to enter into a 5-year gain recognition agreement with the IRS to recognize gain with respect to the acquired U.S. corporation stock or warrants exchanged in the acquisition; or (v) the U.S. and non-U.S. corporations (and other relevant parties) fail to meet the “active trade or business test.” For purposes of the foregoing ownership percentage thresholds, certain constructive ownership rules apply that may treat a holder as owning stock that person does not directly own. A holder of an acquired U.S. corporation is presumed to be a U.S. person unless that person signs an ownership statement certifying certain information, including its residency. The “active trade or business test” generally requires (A) that the non-U.S. corporation (and its qualified subsidiaries) be engaged in an “active trade or business” outside of the U.S. for the 36-month period immediately before the exchange and that neither the transferors nor the non-U.S. corporation has an intention to substantially dispose of or discontinue such trade or business, and (B) that the fair market value of the non-U.S. corporation be at least equal to the fair market value of the U.S. corporation, as specifically determined for purposes of Section 367 of the Code, as of the closing of the exchange (the “substantiality test”). For purposes of applying the substantiality test to the Business Combination, the fair market value of Armada generally will be deemed to include the value of any non-ordinary course distributions, as determined under applicable Treasury Regulations, made by Armada during the 36-month period ending on the closing of the Business Combination.

Because of the inherently factual nature of these tests under the applicable Treasury Regulations, and the fact that these tests are generally applied based on the relevant facts at the time of, and following, the completion of the Business Combination, counsel is unable to opine on the application of Section 367(a) of the Code to the exchange by a U.S. holder of Armada Common Stock and/or Armada Warrants in the Business Combination. Additionally, there can be no assurance that Armada will comply with the reporting requirements referenced above.

To the extent that a U.S. holder of Armada Common Stock and/or Armada Warrants is required to recognize gain under Section 367(a) of the Code for any of the foregoing reasons, such U.S. holder generally would recognize gain, if any, (but not loss) in an amount equal to the excess of (i) the sum of the fair market value of the Rezolve Ordinary Shares received and/or Rezolve Warrants deemed received by such U.S. holder, over (ii) such U.S. holder’s adjusted tax basis in the Armada Common Stock exchanged and/or Armada Warrants deemed exchanged therefor. Any such gain would generally be capital gain and would be long-term capital gain if the U.S. holder’s holding period for the Armada Common Stock and/or Armada Warrants was more than one year at the time of the Business Combination. It is unclear whether the redemption rights with respect to the Armada Common Stock have suspended the applicable holding period for this purpose. The U.S. holder’s tax basis in the Rezolve Ordinary Shares and/or Public Warrants received in the exchange would be equal to the fair market value of such Rezolve Ordinary Shares and/or Public Warrants at the time of the Business Combination.

The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, you are strongly urged to consult your own tax advisor concerning the application of these rules to your exchange of Armada Common Stock and/or Armada Warrants under your particular circumstances, including, if you believe you may be a 5% or greater shareholder and the possibility of entering into a “gain recognition agreement” under applicable Treasury Regulations.

Consequences if the Business Combination Fails to Qualify as a Reorganization

If the Business Combination fails to qualify as a Reorganization, U.S. Holders of Armada Shares or warrants would be treated as if they sold their Armada Shares or warrants in a fully taxable transaction. In such event, each U.S. Holder would recognize gain or loss with respect to the disposition of each of his or her Armada Shares or warrants or rights equal to the difference between (i) the U.S. Holder’s adjusted basis in each such shares or warrants and (ii) the fair market value of the Rezolve shares or warrants received in the Business Combination.

Such gain or loss with respect to Armada Shares or warrants would be capital gain or loss. Capital gain or loss will be long-term capital gain or loss if the Armada Shares or warrants were held for more than one year. Long-term capital gains of noncorporate taxpayers are taxed at a preferential rate. Capital gain that is not long-term capital gain is taxed at ordinary income tax rates. It is unclear whether the redemption rights with respect to the Armada Common Stock have suspended the applicable holding period for this purpose.

Recognized loss would be treated as capital loss. For corporate U.S. Holders, capital losses can be deducted only to the extent of capital gains, and, for individual U.S. Holders, capital losses are similarly deductible up to the extent of capital gains, but may be further deductible up to a maximum of $3 thousand in any one taxable year. The amount and character of gain or loss would be computed separately for each block of Armada Shares or warrants that was purchased by the holder in the same transaction. For purposes of the foregoing, a block of

Armada Shares or warrants generally consists of those shares of a particular class of securities of Armada that were acquired at the same time and at the same price. A U.S. Holder’s aggregate tax basis in the Rezolve shares or warrants so received would equal their fair market value, and a U.S. Holder’s holding period for such Rezolve shares or warrants would begin the day after the Business Combination.

Redemption of Armada Common Stock

In the event that a U.S. holder of Armada Common Stock exercises such holder’s right to have such holder’s Armada Common Stock redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of Armada common stock treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning warrants) relative to all of shares of Armada Common Stock both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interest in Armada or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of Armada Common Stock that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include common stock that could be acquired pursuant to the exercise of the Armada Warrants. In order to meet the substantially disproportionate test, the percentage of Armada’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of Armada Common Stock must, among other requirements, be less than 80% of the percentage of Armada’s outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either all the shares of Armada Common Stock actually and constructively owned by the U.S. holder are redeemed or all the shares of Armada Common Stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the Armada Common Stock will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Armada. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Armada will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of Armada Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. holder’s tax basis in such holder’s shares of Armada Common Stock generally will equal the cost of such shares. A U.S. holder that purchased Armada Units would have been required to allocate the cost between the shares of Armada Common Stock and the Armada Warrants comprising the units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S.

federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s Armada Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Armada Common Stock. Special rules apply to dividends received by U.S. holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. holder in the redeemed Armada Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, to the basis of stock constructively owned by such holder if the stock actually owned by the holder is completely redeemed.

Distributions on Rezolve Ordinary Shares

Subject to the discussion under the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” the gross amount of any distribution on Rezolve Ordinary Shares that is made out of Rezolve’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Rezolve’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Rezolve Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Subject to the discussion under the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. There is currently an income tax treaty between the United States and the United Kingdom. Notwithstanding, there can be no assurances that Rezolve will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on Nasdaq (which Rezolve Ordinary Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Rezolve Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Rezolve’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Rezolve will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Rezolve may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Rezolve Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Rezolve Ordinary Shares and Rezolve Warrants

Subject to the discussion under the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Rezolve Ordinary Shares or Rezolve Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Rezolve Ordinary Shares or Rezolve Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Rezolve Ordinary Shares or Rezolve Warrants generally will be treated as U.S. source gain or loss.

Exercise or Lapse of a Rezolve Warrant

Except as discussed below with respect to the cashless exercise of a Rezolve Warrant, a U.S. holder generally will not recognize gain or loss upon the acquisition of a Rezolve Ordinary Share on the exercise of a Rezolve Warrant for cash. A U.S. holder’s tax basis in a Rezolve Ordinary Shares received upon exercise of the Rezolve Warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the Rezolve Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Rezolve Ordinary Share received upon exercise of the Rezolve Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Rezolve Warrant and will not include the period during which the U.S. holder held the Rezolve Warrant. If a Rezolve Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Rezolve Warrant.

The tax consequences of a cashless exercise of a Rezolve Warrant are not clear under current tax law. A cashless exercise may be tax-deferred, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. holder’s basis in the Rezolve Ordinary Shares received would equal the holder’s basis in the Rezolve Warrants exercised therefore. If the cashless exercise were treated as not being a gain realization event, a U.S. holder’s holding period in the Rezolve Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Rezolve Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Rezolve Ordinary Shares would include the holding period of the Rezolve Warrants exercised therefore.

It is also possible that a cashless exercise of a Rezolve Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder would recognize gain or loss with respect to the portion of the exercised Rezolve Warrants treated as surrendered to pay the exercise price of the Rezolve Warrants (the “surrendered warrants”). The U.S. holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Rezolve Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Rezolve Warrants and (ii) the sum of the U.S. holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. holder’s tax basis in the Rezolve Ordinary Shares received would equal the U.S. holder’s tax basis in the Rezolve Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. holder’s holding period for the Rezolve Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Rezolve Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of Rezolve Warrants.

Possible Constructive Distributions

The terms of each Rezolve Warrant provide for an adjustment to the number of Rezolve Ordinary Shares for which the Rezolve Warrant may be exercised or to the exercise price of the Rezolve Warrant in certain events, as discussed in the section entitled “Description of Rezolve Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Rezolve Warrant would, however, be treated as receiving a constructive distribution from Rezolve if, for example, the adjustment increases the holder’s proportionate interest in Rezolve’s assets or earnings and profits (e.g., through an increase in the number of Rezolve Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Rezolve Ordinary Shares which is taxable to the U.S. holders of such shares as described under the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations Distributions on Rezolve Ordinary Shares.” Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from Rezolve equal to the fair market value of such increased interest. The rules regarding constructive distributions are complex. U.S. holders should consult their own tax advisors regarding the application of the rules to them in light of their own circumstances.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of the Rezolve Ordinary Shares could be materially different from that described above if Rezolve is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

Based on the projected composition of Rezolve’s income and assets, including goodwill, Rezolve does not currently expect to be classified as a PFIC for its taxable year that includes the date of the Business Combination. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of Rezolve is expected to depend, in part, upon (a) the market value of the Rezolve Ordinary Shares, and (b) the composition of the assets and income of Rezolve. Further, because Rezolve may value its goodwill based on the market value of the Rezolve Ordinary Shares, a decrease in the market value of the Rezolve Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the Business Combination) would increase the relative percentage of its passive assets. Moreover, any interest income that Rezolve earns on its cash deposits would generally be treated as passive income and increase the risk that Rezolve would be treated as a PFIC. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that Rezolve will not be a PFIC for the taxable year that includes the date of the Business Combination or in a future year.

If Rezolve is or becomes a PFIC during any year in which a U.S. holder holds Rezolve Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) mark-to-market regime and (iii) QEF regime. A U.S. holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of Rezolve Ordinary Shares, and (ii) any “excess distribution” received on Rezolve Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Rezolve Ordinary Shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter). Generally, under this excess distribution regime:

•	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held Rezolve Ordinary Shares;

•	the amount allocated to the current taxable year, will be treated as ordinary income; and

•

the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of Rezolve Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on the national market system established under Section 11A of the Securities Exchange Act of 1934; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that Rezolve Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that Rezolve Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Rezolve Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as Rezolve) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. U.S. holders should consult their own tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election. In addition, U.S. holders of Rezolve Warrants will not be able to make a mark-to-market election with respect to their Rezolve Warrants.

QEF Regime. Alternatively, a U.S. holder of a PFIC may avoid the adverse PFIC tax consequences described above in respect of stock of the PFIC (but not warrants) by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of the PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which the PFIC’s taxable year ends and each subsequent taxable year. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from the PFIC. Rezolve does not presently intend to provide a PFIC Annual Information Statement in order for U.S. Holders to make or maintain a QEF election. However, as described above, Rezolve does not currently expect to be classified as a PFIC for the taxable year that includes the Business Combination.

PFIC Reporting Requirements. A U.S. holder of Rezolve Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Rezolve Ordinary Shares, subject to certain exceptions (including an exception for Rezolve Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold Rezolve Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Rezolve Ordinary Shares.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Armada Common Stock, dividends received by U.S. holders of Rezolve Ordinary Shares, and the proceeds received on the disposition of Rezolve Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Armada Common Stock and Rezolve Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Rezolve Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their Armada Common Stock, Armada Warrants or their

Rezolve Ordinary Shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to Rezolve Ordinary Shares and proceeds from the sale of other disposition of Rezolve Ordinary Shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE NASDAQ PROPOSAL

Overview

Assuming the Business Combination Proposal is approved, the consideration to be paid to the Armada Stockholders will consist of, assuming minimum redemptions by Armada’s public stockholders, approximately                 million Rezolve Ordinary Shares to be issued by Rezolve, as set forth in and pursuant to the terms of the Business Combination Agreement.

In connection with the Business Combination, Rezolve Limited has issued an aggregate of $31,125,000 Convertible Loan Notes which will increase to $39,625,000 Convertible Loan Notes upon completion of the Pre-Closing Demerger, which can convert into ordinary shares in Rezolve Limited (or after the Pre-Closing Demerger, Rezolve Ordinary Shares) at a conversion price equal to 70% of the lesser of (1) the price per share implied in connection with an initial public offering or a business combination with a publicly-listed company and (2) the annual volume-weighted average share price of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) on the last calendar day of each calendar year ending after the date of an initial public offering or a business combination with a publicly-listed company and prior to the maturity date.

As contemplated by the Incentive Equity Plan Proposal, we intend to reserve                  Rezolve Ordinary Shares for grants of awards under the Rezolve Incentive Equity Plan, which is equal to 10% of the fully diluted and issued equity securities post-Closing less any amount issued or reserved for issuance pursuant to any Other Arrangements. For more information on the Incentive Equity Plan Proposal, see “Proposal No. 3—The Incentive Equity Plan Proposal.”

Why Armada Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635.

Under Nasdaq Listing Rule 5635, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including in connection with: (i) the acquisition of the stock or assets of another company; (ii) a change of control; and (iii) transactions other than public offerings. Under Nasdaq Listing Rule 5635, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the issuance of Rezolve Ordinary Shares to be issued will result in a change of control of Armada. The maximum aggregate number of shares of common stock issuable as consideration to be paid to Armada’s stockholders pursuant to the Business Combination Agreement, as well as upon conversion of the Convertible Notes represents greater than 20% of the number of shares of common stock before such issuance and results in a change of control of Armada. As a result, stockholder approval of the issuance of shares of common stock is required under the Nasdaq regulations.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARMADA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution, that for the purposes of complying with the applicable provisions of the Nasdaq Listing Rule 5635, the issuance of Rezolve’s Ordinary Shares in connection with the Business Combination and Rezolve’s Ordinary Shares in connection with the conversion of the Convertible Notes be approved.”

Required Vote and Recommendation of the Board

If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented at the Special Meeting. The approval of the Nasdaq Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Nasdaq Proposal.

The Business Combination is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Nasdaq Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.

The Sponsor and Armada’s directors and officers have agreed to vote the Founder Shares and any Armada public shares owned by them in favor of Nasdaq Proposal. See “Proposal No.1—The Business Combination Proposal—Ancillary Agreements” for more information.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARMADA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

THE INCENTIVE EQUITY PLAN PROPOSAL

Overview

The Incentive Equity Plan Proposal — Armada is asking its shareholders to approve the Rezolve Long Term Incentive Plan (the “Main LTIP”), including Annex 1 to the LTIP (the “Non-Employee LTIP”) (“Rezolve Incentive Equity Plan”). If the Rezolve Incentive Equity Plan, which will also be approved by Rezolve, is approved by our stockholders, the Rezolve Incentive Equity Plan will become effective on or prior to Closing. If the Rezolve Incentive Equity Plan is not approved by our stockholders, it will not become effective and no stock awards will be granted thereunder. The Rezolve Incentive Equity Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the Rezolve Incentive Equity Plan, a copy of which is attached to this proxy statement/prospectus as Annex                .

Reasons to Approve the Rezolve Incentive Equity Plan

The purpose of the Rezolve Incentive Equity Plan is to enhance our ability to attract, retain and incentivize employees, independent contractors and directors and promote the success of our business. We consider equity compensation to be a vital element of our compensation program and believe that the ability to grant stock-based awards at competitive levels is in the best interest of us and our shareholders. Our board of directors believes the Rezolve Incentive Equity Plan is critical in enabling us to grant stock awards as an incentive and retention tool as we continue to compete for talent.

Approval of the Rezolve Incentive Equity Plan by our stockholders is required, among other things, to comply with stock exchange rules requiring shareholder approval of equity compensation plans and allow the grant of incentive stock options under the Rezolve Incentive Equity Plan.

Description of the Rezolve Incentive Equity Plan

The Rezolve Incentive Equity Plan, which will be adopted and become effective on or prior to Closing, allows for the grant of equity-based incentive awards in respect of our Ordinary Shares to employees, and, under the Annex of the relevant Rezolve Incentive Equity Plan, to directors, officers and consultants. The material terms of the Rezolve Incentive Equity Plan are summarized below. Save where specified below, the material terms of the Non-Employee LTIP are substantively similar to the material terms of the Main LTIP.

Eligibility and administration

The Main LTIP provides for the grant of restricted share units, deferred share units, or incentive share units to employees of Rezolve and its subsidiaries; and the Non-Employee LTIP provides for the grant of options, restricted share units, deferred share units, or incentive share units to non-employee directors, officers, or consultants of Rezolve and its subsidiaries (the holder of an award is referred to here as a “participant”). The Rezolve Incentive Equity Plan will be administered by the Rezolve board of directors, which may delegate its duties and responsibilities to one or more committees of the directors of Rezolve (referred to collectively as the “plan administrator” below). In addition, in 2023, the right to grant and determine who shall be granted one half of the awards has been delegated to Daniel Wagner for the whole of 2023.

The plan administrator will have the authority to take all actions and make all determinations under the Rezolve Incentive Equity Plan, to interpret the Rezolve Incentive Equity Plan and award agreements and to adopt, amend and repeal rules for the administration of the Rezolve Incentive Equity Plan as it deems advisable. The plan administrator will also have the authority to grant awards (provided that the chairman of Rezolve must be consulted), determine which eligible service providers receive awards and set the terms and conditions of all awards under the Rezolve Incentive Equity Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Rezolve Incentive Equity Plan.

Shares available for award

Subject to the adjustment provisions contained in the Rezolve Incentive Equity Plan, the maximum aggregate number of Ordinary Shares that may be issued (whether from treasury or by subscription) pursuant to awards under the Rezolve Incentive Equity Plan (and any sub-plan thereto, including the Non-Employee LTIP) is equal to 10% of the fully diluted issued and outstanding equity securities of the Company (which includes any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into shares) as of the Closing less certain amounts issued or reserved for issuance pursuant to any other arrangement pursuant to which current, prospective or former directors, officers, employees or consultants or their related companies or certain other persons not contemplated by the BCA are to be issued equity securities or are to be granted options, units or awards over such Ordinary Shares which are expressed in writing to be subject to such limit (“Other Arrangements”). The amount reserved for such issuance or share transfer may be increased by the plan administrator at any time on or after January 1, 2024 by an additional 5% per annum.

If an award under the Rezolve Incentive Equity Plan (including any sub-plan thereto including the Non-Employee LTIP) expires, lapses or is forfeited or is settled by a transfer of shares other than from treasury, or is settled in cash, any unused shares subject to the award will, as applicable, become or again be available for new grants under the Rezolve Incentive Equity Plan.

Awards

The Rezolve Incentive Equity Plan provides for the grant of options, restricted share units, deferred share units, and incentive share units. All awards under the Rezolve Incentive Equity Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations. A brief description of each award type follows. In all cases, units granted pursuant to the Non-Employee Plan may contain a term requiring the participant to pay an amount at least equal to the nominal value of a share as a condition of settlement in shares of the relevant award.

Options. Options are contractual rights to acquire Ordinary Shares in the future at an exercise price set at no less than the nominal value of an Ordinary Share, which may remain forfeitable unless and until specified conditions are met. The participant may elect to have the option settled partly or wholly in cash rather than shares. The terms and conditions applicable to options will be determined by the plan administrator, subject to the conditions and limitations contained in the Rezolve Incentive Equity Plan. Options may not be exercised after the tenth anniversary of grant.

Restricted share units. Restricted share units are contractual promises to deliver Ordinary Shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on Ordinary Shares prior to the settlement of the unit. The participant may elect to have the unit settled partly or wholly in cash rather than shares. The terms and conditions applicable to restricted share units will be determined by the plan administrator, subject to the conditions and limitations contained in the Rezolve Incentive Equity Plan. In the absence of any vesting period set out in the award agreement, restricted share units will vest as to one third each year over the course of three years.

Deferred share units. Deferred share units are contractual promises to deliver Ordinary Shares in the future and may be accompanied by the right to receive the equivalent value of dividends paid on Ordinary Shares prior to the settlement of the unit. Only directors of Rezolve (whether employees or not) are eligible to be granted deferred share units. Deferred share units may be recommended by the Board or, in the case of the Non-Employee Plan only, a participant may elect to have up to 100% of their annual retainer (together with Board committee fees, attendance fees and additional fees and retainers to committee chairs) deferred into deferred share units rather than paid in cash. The participant may elect to have the unit settled partly or wholly in cash rather than shares. The terms and conditions applicable to deferred share units will be determined by the plan administrator, subject to the conditions and limitations contained in the Rezolve Incentive Equity Plan, provided that a deferred share unit may, subject to the terms of the Rezolve Incentive Equity Plan (in particular on a change of control) only vest on the date on which the participant ceases to be a director.

Incentive share units. Incentive share units are contractual promises to deliver Ordinary Shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on Ordinary Shares prior to the settlement of the unit. The participant may elect to have the unit settled partly or wholly in cash rather than shares. The terms and conditions applicable to incentive share units will be determined by the plan administrator, subject to the conditions and limitations contained in the Rezolve Incentive Equity Plan.

Performance Criteria

The plan administrator may set performance goals in respect of any awards (but in particular incentive share units) in its discretion.

Certain Transactions

In connection with certain corporate transactions and events affecting Ordinary Shares, including a change of control, the plan administrator has discretion to accelerate the vesting of awards or convert or exchange awards into securities or units of any entity participating in or resulting from the transaction. Options may, if no treatment is prescribed in a relevant change of control agreement, be exercised within a set period of certain corporate transactions, and participants may elect to exchange awards. In addition, in the event of certain equity restructuring transactions and variations of capital, the plan administrator will make equitable adjustments to the outstanding awards as it deems appropriate to reflect the transaction.

Plan Amendment and Termination

The plan administrator may amend or terminate the Rezolve Incentive Equity Plan at any time; however, no amendment may adversely affect an award outstanding under the Rezolve Incentive Equity Plan and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator will seek the approval of shareholders in respect of any amendment to: (i) the limits on the number of shares that may be issued pursuant to the Rezolve Incentive Equity Plan (other than an adjustment as reflected in “Certain Transactions” above); or (ii) the provisions relating to amendments to the Rezolve Incentive Equity Plan. No awards may be granted under the Rezolve Incentive Equity Plan after their termination.

Transferability and Participant Payments

Awards under the Rezolve Incentive Equity Plan are generally non-transferrable, except to a participant’s legal representative in the case of death. With regard to tax and/or social security withholding obligations arising in connection with awards under the Rezolve Incentive Equity Plan, the plan administrator may accept cash, wire transfer or check or the participant may sell sufficient shares to meet the relevant liability or elect to have their award settled at least partly in cash with such amount then being withheld.

Non-U.K. Participants

The plan administrator may modify awards granted to participants who are non-U.K. nationals or employed outside the United Kingdom or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, foreign exchange control, employee benefit or other matters or to enable awards to be granted in compliance with a tax favorable regime that may be available in any jurisdiction and any sub-plan may include provision to grant equity-based awards that are not units and/or to grant awards to be settled in cash only.

Description of Legacy Option Arrangements

Certain current, former and prospective employees and directors, and current and former consultants currently hold or have been promised options over Ordinary Shares or otherwise been promised rights to acquire Ordinary Shares in Rezolve which vest and become exercisable either immediately or subject to the meeting of certain conditions. Such options and promised options/rights are expected to be released and regranted as options over Ordinary Shares in Rezolve prior to or on Closing. The material terms of the expected options are set out below (the “Expected Options”).

Administration and eligibility

The Expected Options will be administered by the Rezolve board of directors or a duly authorized committee thereof (the “EO administrator”). Only those individuals who have previously been granted an option or promised an option or right to acquire shares shall be eligible for the grant of an Expected Option. Where such individual has not yet commenced service, the grant will be conditional on their commencing service.

Shares available for award

The number of shares that may be subject to the Expected Options will be designated “Other Arrangements” and subject to the cap specified in the summary above in respect of the LTIP. It is expected that in aggregate                  Ordinary Shares will be subject to Expected Options.

Options

The Expected Options will take the form of options only. Options provide for the purchase of Ordinary Shares in the future at an exercise price set at no less than the nominal value of a share. The EO administrator will determine the number of Ordinary Shares covered by each option, and the conditions and limitations applicable to the exercise of each option.

Performance Criteria

The EO administrator may set performance goals in respect of any options.

Exercise

Expected Options are expected to vest subject to the conditions that the original options/promised options or promised right to acquire shares were subject to. In some cases, this is subject to a certain period of time passing; in others, this is subject to performance conditions being met or the Closing occurring. Once vested, Expected Options may be exercised at any point up until the tenth anniversary of their grant, subject to payment of the associated exercise price.

Expected Options will ordinarily lapse: (i) in full on cessation of the option holder’s employment or service if the option holder falls into a prescribed category of “bad leaver” (e.g. cessation due to their dishonesty, fraud or misconduct or their termination or dismissal in circumstances which would justify summary dismissal or immediate termination); and (ii) to the extent unvested on cessation of employment for any other reason (save to the extent the EO administrator determines otherwise).

In the case of death, vested options may be exercised within 12 months of death and unvested options will only be exercisable if permitted by the EO administrator. At the end of this 12 month period, the options will lapse.

Certain Transactions

In the event of certain corporate transactions and events including a change of control, a sale of the group’s assets, options may be exercised to the extent vested (and the EO administrator shall have discretion to accelerate the options) within six months (or 90 days in the case of an asset sale) of the transaction or may, if the acquiring company agrees, be exchanged for options over shares in the acquiring company. In addition, in the event of certain variations of capital, the EO administrator may make equitable adjustments to the outstanding options.

Amendment and Termination

The EO Options may only be amended or terminated with the consent of the relevant option holder.

Transferability and Participant Payments

Expected Options will not be transferable save to a personal representative in the case of death. With regard to tax and/or social security withholding obligations arising in connection with the Expected Options, the EO administrator may accept cash, wire transfer or check or deduction from cash sums owed to the optionholder, or the participant may sell sufficient shares to meet the relevant liability.

Non-UK Participants

The EO administrator may amend the terms described above prior to grant in respect of any non-UK nationals or employed outside the United Kingdom to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, foreign exchange control, currency, employee benefit or other matters or to enable awards to be granted in compliance with a tax favorable regime that may be available in any jurisdiction.

Description of Employee Benefit Trust

Rezolve may set up one or more employee benefit trusts to, among other things, hold shares on behalf of employees of Rezolve and its subsidiaries and/or satisfy the vesting or exercise of awards pursuant to any of Rezolve’s equity incentive arrangements, including the Rezolve Incentive Equity Plan and the Expected Options.

Description of Employee Incentive Shares

Rezolve has in issue certain shares held by certain employees, directors, and consultants which were issued to incentivize performance and may be forfeited in the event of cessation of service.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution, that the Rezolve Incentive Equity Plan, substantially in the form attached to the proxy statement/prospectus as Annex                 , be adopted and approved.”

Required Vote and Recommendation of the Board

If the Business Combination Proposal is not approved, the Incentive Equity Plan Proposal will not be presented at the Special Meeting. The approval of the Incentive Equity Plan Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Incentive Equity Plan Proposal.

The Business Combination is conditioned upon the approval of the Incentive Equity Plan Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Incentive Equity Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Equity Plan Proposal will not be effected.

The Sponsor and Armada’s directors and officers have agreed to vote the Founder Shares and any of Armada’s public shares owned by them in favor of Incentive Equity Plan Proposal. See “Proposal No.1—The Business Combination Proposal—Ancillary Agreements” for more information.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARMADA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE EQUITY PLAN PROPOSAL.

THE CHARTER LIMITATION AMENDMENT PROPOSAL

Overview

As discussed in this proxy statement/prospectus, Armada is asking its stockholders to approve the Charter Limitation Amendment Proposal. The Charter Limitation Amendment Proposal is not conditioned on any other proposal, though the Charter Limitation Amendment contemplated by the Charter Limitation Amendment Proposal will be adopted only if the Business Combination Proposal is approved.

Reasons for the Charter Limitation Amendment Proposal

Armada stockholders are being asked to adopt the proposed amendments to the Armada Charter, prior to the Closing, which, in the judgment of Armada’s board of directors, is necessary to facilitate the Business Combination. The Armada Charter limits Armada’s ability to consummate a Business Combination, if it would cause Armada to have less than $5,000,001 in net tangible assets. The purpose of such limitation is to ensure that the Armada Common Stock are not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the Armada Common Stock and the Rezolve Ordinary Shares, if listed, would not be deemed to be a “penny stock” since it will be listed on the Nasdaq, Armada is presenting the Charter Limitation Amendment Proposal to facilitate the consummation of the Business Combination. In connection with the approval of the Charter Limitation Amendment Proposal, the parties to the Business Combination Agreement have waived the condition to Closing under the Business Combination Agreement that Rezolve have, after giving effect to the Company Reorganization, the Merger and the Promissory Note, at least $5,000,0001 in net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act), subject to the approval of the Charter Limitation Amendment Proposal and implementation. If the Charter Limitation Amendment Proposal is not approved and implemented, and there are significant requests for redemption such that Armada’s net tangible assets would be less than $5,000,001 upon the consummation of the Business Combination, we would be unable to consummate the Business Combination even if all other conditions to Closing are met.

Required Vote and Recommendation of the Board

The approval of the Charter Limitation Amendment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, an Armada stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Charter Limitation Amendment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Charter Limitation Amendment Proposal.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARMADA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER LIMITATION AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of Armada’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of Armada and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Armada’s Directors and Officers in the Business Combination” for a further discussion.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies (the “Adjournment Proposal”). The Adjournment Proposal will only be presented to our stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal, or the Charter Limitation Amendment Proposal but no other proposal than the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Charter Limitation Amendment Proposal are approved.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, our Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution, the adjournment of the meeting to a later date or dates to be determined by the chairman of the meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting that more time is necessary or appropriate to approve one or more proposals of the meeting be approved in all respects.”

Required Vote and Recommendation of the Board

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, an Armada stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARMADA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Armada’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of Armada and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Armada’s Directors and Officers in the Business Combination” for a further discussion.

OTHER INFORMATION RELATED TO ARMADA

References in this section to “Armada”, “we”, “our”, “us” or “the Company” refer to Armada Acquisition Corp. I., a Delaware corporation.

General

We are a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination throughout this proxy statement/prospectus. While we could have pursued an initial business combination target in any business or industry, we concentrated our efforts identifying businesses in the FinTech industry with an enterprise value of approximately $500 million to $1.0 billion, with particular emphasis on businesses that are providing digital, on-line or mobile payment solutions, processing and gateway services, point-of-sale technologies, consumer engagement platforms, and ecommerce and loyalty solutions.

We believe the creation, delivery and servicing of financial payment products and related services for consumers and businesses is undergoing continuous evolution, which will further and dramatically develop in the years ahead. Amid an increased level of sophistication in financial technology and services, we believe that there were many potential targets within the financial technology industry that could become attractive public companies. These potential targets exhibited a diverse range of business models and growth characteristics, ranging from high-growth companies to established firms with stable revenues and strong cash flow. In addition, these businesses tended to have above-industry growth rates and would greatly benefit from access to public market capital and management’s extensive operational experience in both public and private companies. We believe our management team is well-positioned to capitalize on these trends and to identify, acquire, and manage a business in the financial technologies industry that can benefit from their operational, strategic, managerial and transaction experience, as well as their differentiated networks.

We are not, however, required to complete our initial business combination with a financial technologies business and, as a result, we could have pursued a business combination outside of that industry. We sought to acquire an established business that we believe is fundamentally sound but potentially in need of financial, operational, strategic or managerial redirection to maximize value. We also looked at earlier stage companies that exhibit the potential to change the industries in which they participate and which will offer the potential of sustained high levels of revenue and earnings growth.

On December 17, 2021, we announced that we entered into a business combination agreement, dated as of December 17, 2021 (as amended on November 10, 2022 and as further amended and restated on June 16, 2023), with Rezolve Limited, a private limited liability company registered under the laws of England and Wales, Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”). Pursuant to the terms of the Business Combination Agreement, Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub will effect a series of transactions including, among other things:

(i)

the Pre-Closing Demerger of Rezolve Limited pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for the Promissory Note, to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

Upon the closing of the transactions, it is expected that the Combined Company will be named Rezolve PLC and will be listed on The Nasdaq Stock Market LLC under the new ticker symbol “                .”

Our Management Team

Our management team has significant operational experience working as executives and advisors in the financial technologies industry, particularly in the FinTech payments ecosystem. Our management team consists of seasoned leaders that have years of experience identifying and capitalizing on emerging technological and secular trends across the financial technologies industry, building and scaling high growth FinTech companies, a history of value creation in C-level operating roles in public companies, and delivering operational strategies designed to improve businesses over the long-term. Our management team is experienced in a variety of delivery models, including direct-to-consumer and business-to-business services as well as scalable networks, consumer engagement services, open platform technologies and robust ecosystems. Our management team is also well-versed in the regulatory and quasi-regulatory landscape that directly and indirectly impacts the financial technologies industry. In addition, our management team has significant transaction experience having executed and integrated numerous transactions in the financial technologies industry as operators and advisors. Messrs. Stephen P. Herbert and Douglas Lurio, our Chief Executive Officer and President, respectively, have worked together in the FinTech space for over 25 years. From 1996 to 2019, the two worked together at USA Technologies, Inc. (which changed its name to Cantaloupe, Inc. on April 15, 2021, Nasdaq: CTLP), a publicly traded FinTech company (“USAT”), of which Mr. Herbert served as Chairman and Chief Executive Officer for eight years (and as an executive officer prior thereto) and Mr. Lurio served as outside general counsel for 29 years. While at USAT, the two were involved in the company’s private and public funding of over $390 million, including public financings in excess of $100 million, as well as the company’s acquisitions, including the company’s nearly $90 million acquisition of Cantaloupe Systems, Inc. in November 2017. While Messrs. Herbert and Lurio worked together at USAT, the company’s revenues grew from approximately $80,000 to approximately $170 million on an annualized basis, customer connections grew from 135 to 1.2 million, customers grew from approximately 135 to 20,000, annual transaction processing dollars grew from a nominal amount to $1.73 billion, the number of annual customer transactions increased from a nominal amount to nearly 890 million, recurring revenues on an annualized basis increased from a nominal amount to $140 million, and USAT attained its largest market cap of nearly $1 billion as of August 17, 2018.

During his tenure at USAT, Mr. Herbert was recognized for his innovative leadership, including by Smart CEO, and as an EY Entrepreneur of the Year Finalist in the Greater Philadelphia area, and USAT received the following awards: Frost and Sullivan for Customer Value Leadership in the Integrated Financial Services and Retail Market, IoT Evolution Smart Machines Innovation, and a Deloitte Fast 500 Company. Previously, Mr. Herbert was employed by Pepsi-Cola, the beverage division of PepsiCo, Inc. (Nasdaq: PEP), and was a Manager of Market Strategy at Pepsi-Cola from 1994 to April 1996, responsible for directing development of market strategy for the vending channel, and subsequently, the supermarket channel for Pepsi-Cola in North America. Mr. Herbert resigned as Chief Executive Officer of USAT on October 17, 2019, and pursuant to his separation agreement was engaged as a consultant to serve as a resource for the incoming interim Chief Executive Officer for a one year period and was subject to a non-compete and a non-solicitation of clients, customers and employees during such one year period. Commencing in October 2020, Mr. Herbert has focused on the business of our Company as our Chairman and Chief Executive Officer.

Mr. Lurio is a former securities and corporate law partner of the Dilworth Paxson law firm and has been the founder and President of the Lurio & Associates, P.C. law firm since 1991 which specializes in corporate and securities law. He was counsel and a Director of Moro Corporation (OTCQX: MRCR), a Delaware corporation, which is in the construction contracting business, for 20 years from start-up founding in 1999 until July 2019. Since 1989, he has also served as Secretary and Director of Elbeco Incorporated, a leading manufacturer of career apparel and uniforms for first responders such as EMS personnel, police and firefighters.

In addition to Messrs. Lurio and Herbert, our Board of Directors consists of Mohammad A. Khan, Celso L. White and Thomas (Tad) A. Decker. Our independent directors have highly relevant experiences and skill sets, including prior independent Board experience at United States listed companies, significant private and public equity, and capital markets experience, and international transaction and business development experience.

Mohammad A. Khan has been an industry leader in the development and adoption of mobile payments, mobile/omni-channel marketing, efficient and secured payment infrastructure, multi factor authentication, and technologies like NFC-contactless, QR codes, tokenization and Blockchain. He is currently the President and a Board member of Omnyway, Inc. (previously OmnyPay), which he co-founded in August 2014, and which abstracts the complexities of disparate digital wallet payment systems to enable elegant, flexible and scalable implementations in physical stores and online. He was the President and Board member of ViVOtech (acquired by Sequent Software, Inc. in August 2012) from the time he founded it in May 2001 until August 2012. ViVOtech pioneered making a mobile device a viable payment media for consumers using Near Field Communications (NFC) technology as well as making mobile an efficient marketing and advertising channel. While at ViVOtech, Mr. Khan assisted in enabling the adoption of NFC mobile payments through shipping of more than 800,000 NFC POS readers to merchants globally and driving more than 20 field trials of NFC mobile payments, coupons, and loyalty. From 1984 until 1998, he was part of the industry team at VeriFone (acquired by Hewlett Packard in 1997) that lead the effort to make Magnetic Stripe Cards the primary payment media for in-store payments, Smart Cards to be secured payment media for in-store payments, and the adoption of Internet payments and online e-commerce globally. From February 2014 to January 2021, Mr. Khan had been a Board advisor of Poynt Co. which offers an all-in-one omnicommerce payment solution and which was acquired by GoDaddy, Inc. (NYSE: GDDY) in February 2021. He has served on the Boards of numerous Fintech companies, including as Chairman of the Board of YellowPepper Holding Corporation from June 2015 to September 2018, which provided mobile payment solutions, and which was acquired by VISA in October 2020. Mr. Khan is the inventor of more than 40 United States patents which have been granted by the United States Patent and Trademark Office.

Thomas (Tad) A. Decker has significant experience in corporate finance, mergers and acquisitions, complex regulatory and legal issues, financial reporting and accounting and controls. He has also served in senior leadership roles in a number of global organizations such as Cozen O’Connor, Asbury Automotive, Inc., Unisource Worldwide, Inc. and Saint-Gobain Corporation. Since 2013, he has been the Vice Chairman of Cozen O’Connor, a law firm with 30 offices and over 775 attorneys. He served as Chief Executive Officer of the firm from 2007 to 2012, and as Managing Partner from May 2000 until 2004. From 2004 until 2007, he served as inaugural Chairman of the Pennsylvania Gaming Control Board following the appointment by Pennsylvania Governor Edward G. Rendell. He served as General Counsel and Executive Vice President for Asbury Automotive, Inc. from 1999 to 2000; General Counsel and Executive Vice President for Unisource Worldwide, Inc. (NYSE: UWW) from 1997 to 1999; and General Counsel, Secretary, Acting CFO and Chief Operating Officer for Saint-Gobain Corporation from 1974 to 1997. He led the corporate merger and acquisition activities during his tenures at Saint-Gobain Corporation and Unisource Worldwide, Inc. Since 2004, he has served on the board of directors of Actua Corporation (Nasdaq: ACTA), including serving as a member of its Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. He served as a Director and a member at various times of the Audit Committee and Compensation Committee of Pierce Leahy Corporation (NYSE: PLH) from 1993 to 1999, and has served as a Board member of numerous nonprofit institutions.

Celso L. White brings operational, industry, international business, strategic initiative, risk management and environmental and safety expertise to the Board as well as public Board experience. From 2013 to December 2019, he served as Global Chief Supply Chain Officer at Molson Coors Brewing Company (NYSE: TAP), one of the largest global brewers with more than 40 breweries in the United States, Canada, Europe and India and worldwide distribution, and with annual net sales of approximately $10.6 billion during 2019. From 2010 to January 2013, he was Vice President of International Supply Chain at Molson Coors. From 1998 to 2010, he was at PepsiCola (Nasdaq: PEP), leading the R&D process and manufacturing technology teams from 1998 to 2004, and then as Vice President and General Manager of Concentrate Operations, responsible for the Americas and parts of Asia, from 2004 to 2010. He served in various senior operational roles at Silgin White Corp. from 1984 until 1990, M&M/Mars from 1990 until 1993, and Campbell Soup Company (NYSE: CPB) from 1993 until 1998. In January 2020, he co-founded Igniting Business Growth LLC, a consultancy business. Since 2018, Mr. White has served as a Board member and a member of the Compensation and Management Development Committee of CF Industries Holdings, Inc. (NYSE: CF), one of the world’s largest manufacturers and distributors of nitrogen fertilizer and other nitrogen products. He serves on the Board of Colorado UpLift, whose mission is to build long-term, life-changing relationships with urban youth, based in Denver, Colorado. He is also a member of the Bradley University Board of Trustees.

We believe that our management team’s extensive relationships across the financial technologies industries, comprehensive operating experience building leading companies, transaction experience in acquiring and integrating businesses and focus on partnering with management teams to share our industry knowledge and network of long-standing industry relationships will enable us to access premium acquisition opportunities, consummate an initial business combination and facilitate innovative operational improvements and potential additional acquisitions post-close. Our collective experience in addressing complex situations across consumer- and business-facing business models involving a variety of revenue models and constituents, including the FinTech payment ecosystem and related consumer engagement platforms, and developing creative solutions forms the foundation of our competitive advantage.

Notwithstanding the foregoing, the past performance of our management team is not a guarantee of success with respect to any business combination we may consummate. No member of our management team has had management experience with any special purpose acquisition company in the past. You should not rely on the historical record of our management team’s performance as indicative of future performance.

Business Strategy

In determining which potential business combination opportunities to pursue, Armada’s management considered a variety of factors in selecting potential business combination targets, including, but not limited to, the potential transaction size and enterprise value for the target relative to the size of Armada’s Trust Account; the industry in which the target operates, with a focus on those targets that fit within the acquisition criteria set forth in its final prospectus for Armada’s initial public offering in the digital, on-line or mobile payment solutions, processing and gateway services sectors, and/or with point-of-sale technologies, consumer marketing platforms, and e-commerce and loyalty solutions; and the public company readiness of the potential business combination targets, including the experience and composition of the management teams of the potential business combination targets.

Armada determined to enter into a letter of intent with Rezolve and to pursue a potential Business Combination with Rezolve, due to, among other things, Rezolve’s public company readiness, including its expressed interest and pursuit of a potential business combination with a special purpose acquisition company, and the fact that Rezolve had already commenced the Public Company Accounting Oversight Board (PCAOB) audit of its 2020 financial statements. Additionally, Armada’s management prioritized Rezolve as a potential business combination target because its business fit within the acquisition criteria set forth in Armada’s final prospectus for its initial public offering, notably that Rezolve was a provider of ecommerce software solutions that had commenced generating recurring revenues on a projected annualized basis of approximately $180 million and had approximately 100,000 merchants engaged on its platform.

Acquisition / Investment Criteria

In connection with our initial public offering, we identified the following general criteria that we believed would be important in evaluating prospective target businesses. We used these criteria in evaluating initial business combination opportunities, but we did not limit our evaluation of our initial business combination to target businesses that meet these criteria. We expected that no individual criterion would entirely determine a decision to pursue a particular opportunity. We sought a business combination with a business that we believed:

•	Is fundamentally sound and can unlock and enhance stockholder value through a combination with us, thereby offering attractive risk-adjusted returns for our stockholders;

•

Is at an inflection point, such as requiring additional management expertise, and able to accelerate growth and financial performance through differentiated business models and the addition of our operational, financial, transactional and legal expertise and networks;

•	Is in need of a flexible, creative or opportunistic structure where we can deliver additional value;

•	Has a strong, experienced management team, or provides a platform to assemble an effective management team with a track record of driving growth and profitability;

•	Can benefit from being a publicly traded company, with access to broader capital markets, to achieve the business’ growth strategy;

•	Is poised to grow both organically through the application of technology, as well as inorganically, through bolt-on or transformational acquisitions;

•	Has a leading or niche market position and demonstrates advantages when compared to competitors, which may help to create barriers to entry against new competitors; and

•	Exhibits unrecognized value or other characteristics that we believe can be enhanced based on our analysis and due diligence review.

We believe that Rezolve meets these criteria.

We anticipate offering the following benefits to Rezolve:

•	Partnership with our management team members who have extensive and proven experience in operating, leading, advising and investing in market-leading financial services and FinTech companies;

•	Access to our deep and broad networks, insights and operational, financial, transactional, and legal and regulatory expertise;

•	Increased company profile and improved credibility with investors, customers, suppliers and other key stakeholders;

•	Higher level of engagement with core, relevant, fundamental investors as anchor stockholders than what a traditional IPO book-building process offers;

•	Lower risk path to a public listing with flexible structuring;

•	Infusion of cash and ongoing access to public capital markets;

•	Listed public currency for future acquisitions and growth;

•	Ability for management team to retain control and focus on growing the business; and

•	Opportunity to motivate and retain employees using stock-based compensation.

These criteria were not intended to be exhaustive. Our evaluation relating to the merits of our business combination with Rezolve were based, to the extent relevant, on these general criteria as well as other considerations and factors that our management team and advisors deemed relevant as discussed in this proxy statement/prospectus.

Pursuant to the terms of our amended and restated certificate of incorporation, we will have until 24 months from the closing of our initial public offering to consummate an initial business combination (as extended). Pursuant to the terms of our amended and restated certificate of incorporation and the trust agreement between us and Continental Stock Transfer & Trust Company, in order to extend the initial time available for us to consummate our initial business combination from 15 months to 18 months from the closing of our initial public offering, our sponsor or its affiliates or designees, upon ten days advance notice prior to the applicable deadline, deposited into the trust account $1,500,000, or $0.10 per share, which were made in the form of a non-interest bearing loan payable upon the consummation of our initial business combination. If we complete our initial business combination, we will be entitled to be repaid such loaned amounts out of the proceeds of the Trust Account released to us. If we do not complete a business combination, we will not be repaid such loans. On February 2, 2023, our stockholders approved an extension of the date by which we must consummate our initial business combination from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023. In connection with the extension, on January 20, 2023, Armada and its Sponsor, entered into one or more agreements (the “Non-Redemption Agreements” ) with one or more third parties (the “Non-Redeeming Stockholders”) in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by the Company at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders subject to the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements.

Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination.

Our Acquisition Process

In evaluating a prospective target business, we conducted thorough due diligence that encompassed, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as well as a review of financial and other information. We utilized our operational and capital allocation experience.

On December 17, 2021, we announced that we entered into the Business Combination Agreement. Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our business combination.

Initial Business Combination

Our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination. If our board is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria.

Effecting a Business Combination

General

We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time. We intend to utilize cash derived from the proceeds of our initial public offering and the sale of private shares, our capital stock, debt or a combination of these in effecting a business combination which at the time of our IPO had not yet been identified. Accordingly, investors invested without first having an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect simultaneous business combinations with more than one target business, we will probably have the ability, as a result of our limited resources, to effect only a single business combination.

Selection of a Target Business and Structuring of a Business Combination

Subject to our management team’s pre-existing fiduciary obligations and the limitations that a target business have a fair market value of at least 80% of the balance in the Trust Account (excluding deferred underwriting commissions and taxes payable) at the time of the execution of a definitive agreement for our initial business combination, as described below in more detail, and that we must acquire a controlling interest in the target business, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business.

We have not established any specific attributes or criteria (financial or otherwise) for prospective target businesses. In evaluating Rezolve, our management considered a variety of factors, including one or more of the following:

•	financial condition and results of operation;

•	growth potential;

•	brand recognition and potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	competitive position;

•	barriers to entry;

•	stage of development of the products, processes or services;

•	existing distribution and potential for expansion;

•	degree of current or potential market acceptance of the products, processes or services;

•	proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;

•	impact of regulation on the business;

•	regulatory environment of the industry;

•	costs associated with effecting the business combination;

•	industry leadership, sustainability of market share and attractiveness of market industries in which a target business participates; and

•	macro competitive dynamics in the industry within which the company competes.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating Rezolve, we conducted an extensive due diligence review which encompassed, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which was made available to us. This due diligence review was conducted by our management.

Fair Market Value of Target Business

Nasdaq listing rules require that the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding deferred underwriting commissions and taxes payable) at the time of the execution of a definitive agreement for our initial business combination. Notwithstanding the foregoing, if we are not then listed on Nasdaq for whatever reason, we would no longer be required to meet the foregoing 80% fair market value test.

The Business Combination is structured whereby following the Company Reorganization, (a) Rezolve Merger Sub will be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and Armada will survive the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note (the “Promissory Note”), to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). This proxy statement/prospectus contains analysis of the fair market value of the target business, as well as the basis for our determinations upon which Armada’s board of directors relied. (Please see the section entitled “The Business Combination Proposal — Opinion of Marshall & Stevens” and the written opinion of Marshall & Stevens attached as Annex                  hereto.)

Stockholders May Not Have the Ability to Approve an Initial Business Combination

In connection with any proposed business combination, we will seek stockholder approval of our initial business combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed business combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable). We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 immediately prior to or upon consummation of such business combination, unless the Charter Limitation Amendment Proposal is approved and is implemented, and a majority of the outstanding shares of common stock voted are voted in favor of the business combination. We cannot assure you as to how such anchor investors will vote on the Business Combination. We have no specified maximum percentage threshold for redemptions in our amended and restated certificate of incorporation and even those public stockholders who vote in favor of our initial business combination have the right to redeem their public shares. As a result, this may make it easier for us to consummate the Business Combination.

Our sponsor, officers and directors have agreed (1) to vote any shares of common stock owned by them in favor of any proposed business combination (which includes the Business Combination), (2) not to redeem any shares of common stock in connection with a stockholder vote to approve a proposed initial business combination (which includes the Business Combination) and (3) not to sell any shares of common stock in any tender in connection with a proposed initial business combination (which includes the Business Combination).

None of our officers, directors, sponsor, or their affiliates has indicated any intention to purchase units or shares of common stock from persons in the open market or in private transactions. However, if a significant number of stockholders vote, or indicate an intention to vote, against Business Combination or that they wish to redeem their shares, our officers, directors, sponsor, or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote and reduce the number of redemptions. Notwithstanding the foregoing, our officers, directors, sponsor, and their affiliates will not make purchases of shares of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act, which are rules designed to stop potential manipulation of a company’s stock.

Redemption Rights

In order to exercise your redemption rights, you must (i)(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m. Eastern time on                 , 2024 (two business days before the Special Meeting) (a) submit a written request to the Transfer Agent that Armada redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through Depository Trust Company (“DTC”). Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. The Transfer Agent’s address is as follows:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor

New York, New York 10004

You must also affirmatively certify in your request to the Transfer Agent for redemption if you “ARE” or “ARE NOT’ acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Armada Common Stock. Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking Redemption Rights with respect to more than 15% of the public shares, which we refer to as the “15% threshold.” Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public stockholder or “group” (as defined in Section 13d-3 of the Exchange Act) will not be redeemed for cash.

Public stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allow at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process, and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Public stockholders seeking to exercise their Redemption Rights, whether they are record holders or hold their shares in “street name”, are required to either tender their certificates to our Transfer Agent prior to the date that is two business days prior to the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC Deposit/Withdrawal At Custodian (“DWAC”) system, at such public stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming public stockholder’s election to redeem is irrevocable once the Business Combination is approved.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require stockholders seeking to exercise Redemption Rights to tender their shares, as the need to deliver shares is a requirement to exercising Redemption Rights, regardless of the timing of when such delivery must be effectuated.

Each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the Proposed Transactions.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the Transfer Agent) and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to our Transfer Agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that our Transfer Agent return the shares (physically or electronically). You may make such request by contacting our Transfer Agent at the address listed under the question “Who can help answer my questions?” Furthermore, if a holder of public shares delivered his certificate in connection with an election of their redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, he may simply request that the transfer agent return the certificate (physically or electronically).

If the initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account. In such case, we will promptly return any shares delivered by public holders.

Liquidation if No Business Combination

Our amended and restated certificate of incorporation provides that we will have only 24 months (as extended) from the closing of our initial public offering to complete an initial business combination. If we have not completed an initial business combination by such date, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to us but net of taxes payable, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Our sponsor, officers and directors have agreed that they will not propose any amendment to our amended and restated certificate of incorporation that would affect our public stockholders’ ability to redeem or sell their shares to us in connection with a business combination as described herein or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination within 24 months (as extended) from the closing of our initial public offering unless we provide our public stockholders with the opportunity to redeem their shares of common stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to us but net of franchise and income taxes payable, divided by the number of then outstanding public shares. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsor, executive officers, directors or any other person.

Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. It is our intention to redeem our public shares as soon as reasonably possible following August 17, 2023 (unless further extended), and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of 100% of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the Delaware General Corporation Law, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

Because we will not be complying with Section 280 of the Delaware General Corporation Law, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent ten years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the claims that we expect could arise would be from our vendors for the Business Combination (including, without limitation, our lawyers, investment bankers and other advisors).

We are required to seek to have all third parties (including any vendors or other entities we engage after our initial public offering) and any prospective target businesses enter into agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account. As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the Trust Account to our public stockholders. Nevertheless, Marcum LLP, our independent registered public accounting firm, and the underwriters of the offering, have not agreed to execute agreements with us waiving such claims to the monies held in the Trust Account. Furthermore, there is no guarantee that other vendors, service providers and prospective target businesses will execute such agreements. Nor is there any guarantee that, even if they execute such agreements with us, they will not seek recourse against the Trust Account. Our sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but we cannot assure you that it will be able to satisfy its indemnification obligations if it is required to do so. We have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we believe it is unlikely that our sponsor will be able to satisfy its indemnification obligations if it is required to do so. Additionally, the agreement entered into by our sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. As a result, if we liquidate, the per-share distribution from the Trust Account could be less than $10.00 due to claims or potential claims of creditors.

We anticipate notifying the trustee of the Trust Account to begin liquidating such assets promptly after our 15th month or if extended, 18th month and anticipate it will take no more than 10 business days to effectuate such distribution. The holders of the founder shares have waived their rights to participate in any liquidation distribution from the Trust Account with respect to such shares. There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless. We will pay the costs of any subsequent liquidation from our remaining assets outside of the Trust Account. If such funds are insufficient, our sponsor has contractually agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $100,000) and has contractually agreed not to seek repayment for such expenses.

If we are unable to complete an initial business combination and expend all of the net proceeds of our initial public offering and the sale of the private shares, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the initial per-share redemption price would be $10.00. As discussed above, the proceeds deposited in the Trust Account could become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the Trust Account only in the event of our failure to complete a business combination within the required time period, if the stockholders seek to have us redeem or purchase their respective shares upon a business combination which is actually completed by us or upon certain amendments to our amended and restated certificate of incorporation prior to consummating an initial business combination. In no other circumstances shall a stockholder have any right or interest of any kind to or in the Trust Account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return to our public stockholders at least $10.00 per share.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the Trust Account to our public stockholders promptly after 24 months (as extended) from the closing of our initial public offering, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation contains certain requirements and restrictions relating to our initial public offering that will apply to us until the consummation of our initial business combination. These provisions cannot be amended without the approval of a majority of our stockholders. If we seek to amend any provisions of our amended and restated certificate of incorporation that would affect our public stockholders’ ability to redeem or sell their shares to us in connection with a business combination as described herein or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination within 24 months (as extended) from the closing of our initial public offering, we will provide dissenting public stockholders with the opportunity to redeem their public shares in connection with any such vote. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsor, any executive officer, director or any other person. Our sponsor, officers and directors have agreed to waive any redemption rights with respect to any founder shares and any public shares they may hold in connection with any vote to amend our amended and restated certificate of incorporation. Specifically, our amended and restated certificate of incorporation provides, among other things, that:

•

we shall either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed business combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), in each case subject to the limitations described herein;

•

we will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 immediately prior to or upon consummation of such business combination, unless the Charter Limitation Amendment Proposal is approved and implemented, and, if we seek stockholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the business combination;

•

if our initial business combination is not consummated within 24 months (as extended) from the closing of our initial public offering, then we will redeem all of the outstanding public shares and thereafter liquidate and dissolve our company;

•	upon the consummation of our initial public offering, $150.0 million shall be placed into the Trust Account;

•

we may not consummate any other business combination, merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction prior to our initial business combination; and

•

prior to our initial business combination, we may not issue additional stock that participates in any manner in the proceeds of the Trust Account, or that votes as a class with the common stock sold in our initial public offering on an initial business combination.

Facilities

We currently maintain our principal executive offices at 2005 Market Street, Suite 3120, Philadelphia, PA 19103. The cost for this space is included in the $10,000 per-month fee to our sponsor. We believe, based on rents and fees for similar services, that the fee charged by our sponsor is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

Employees

We have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on the stage of the business combination process the company is in. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business. We do not intend to have any full-time employees prior to the consummation of a business combination.

Armada will continue to exist as a wholly-owned subsidiary of Rezolve for potential business purposes, including, but not limited to, potential expansions of Rezolve’s operations into the United States as may be determined by Rezolve’s board of directors. Rezolve’s board of directors may, however, in its judgment, determine to dissolve Armada at any time.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

Periodic Reporting and Audited Financial Statements

We have registered our units, common stock and warrants under the Exchange Act and are subject to reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual report contains financial statements audited and reported on by our independent registered public accountants.

This proxy statement/prospectus contains the audited financial statements of our target business, Rezolve, to assist our stockholders in assessing the Business Combination. These financial statements have been prepared in accordance with or reconciled to United States generally accepted accounting principles or international financial reporting standards as promulgated by the International Accounting Standards Board.

We may be required to have our internal control procedures audited for the fiscal year ending September 30, 2023 as required by the Sarbanes-Oxley Act. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

ARMADA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, references to the “Company,” “us” or “we” refer to Armada Acquisition Corp. I.

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this report.

Overview

We are a blank check company incorporated in Delaware on November 5, 2020, for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses.

On August 17, 2021, we consummated our IPO of 15,000,000 units, at $10.00 per unit, generating gross proceeds of $150 million.

Simultaneously with the closing of the IPO, we consummated the private placement of 459,500 Private Shares for an aggregate purchase price of $4,595,000.

Upon the closing of the IPO on August 17, 2021, $150,000,000 ($10.00 per unit) from the net proceeds of the sale of the units in the IPO and the sale of Private Shares were placed in the Trust Account.

If we are unable to complete the initial Business Combination within the Combination Period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us but net of taxes payable (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

On February 2, 2023, we held an annual meeting of our stockholders (the “Annual Meeting”). At the Annual Meeting, our stockholders approved an amendment to the Armada Charter to extend the date by which the Company must consummate a business combination or, if it fails to do so, cease its operations and redeem or repurchase 100% of the shares of the Company’s Common Stock issued in the Company’s initial public offering, from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023 (the “Extension”). We filed an amendment to the Armada Charter with the Secretary of State of the State of Delaware reflecting the Extension. In connection with the Extension, the holders of 11,491,148 shares of Armada Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, we removed $117,079,879 to pay such holders.

On August 2, 2023, we held a special meeting of stockholders to approve an amendment to the Armada Charter (the “Charter Amendment”) to extend the date by which the Company has to consummate a Business Combination from August 17, 2023 to September 17, 2023 and to allow the Company without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 17, 2024, or a total of up to six months after the Original

Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). The stockholders of the Company approved the Second Extension Amendment Proposal at the special meeting and on August 3, 2023, the Company filed the amendment to the Armada Charter with the Delaware Secretary of State. In connection with the Second Extension, the holders of 1,145,503 public shares of Common Stock of Armada exercised their right to redeem their shares for cash at a redemption price of approximately $10.56 per share, for an aggregate redemption amount of approximately $12,095,215.

In connection with the approval of the Second Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $425,402 (the “Extension Note”) to the Sponsor. The Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that Armada does not consummate a business combination, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Notwithstanding the foregoing, in the event that Armada does not consummate a Business Combination, the total principal amount of the Extension Note may be converted, in whole or in part, at the option of the lender into common stock of the Company at a price of $10.00 per share, which shares will be identical to the private placement shares issued to Armada Sponsor LLC at the time of the initial public offering of the Company. As of November 13, 2023, there was $283,601.88 outstanding under the Extension Note. The proceeds of the Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $70,900.47 to be deposited into the Trust Account within five business days following approval of the Charter Amendment by the Company’s stockholders, and up to $354,502 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions.

We cannot assure you that our plans to complete our initial business combination will be successful.

Business Combination Agreement

On December 17, 2021, we announced that we entered into a business combination agreement, dated as of December 17, 2021, and amended on November 10, 2022, and as further amended and restated on June 16, 2023, with Rezolve Limited, a private limited liability company registered under the laws of England and Wales, Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”).

Pursuant to the terms of the Business Combination Agreement Rezolve and Rezolve Merger Sub will effect a series of transactions including, among other things:

(i)

the Pre-Closing Demerger of Rezolve Limited pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note (the “Promissory Note”), to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

As a result of the Business Combination (i) the shareholders of Rezolve will receive a number of Rezolve Ordinary Shares equal to (A) the quotient obtained by dividing (x) $1,600,000,000 by (y) $10.00 minus (B) the Outstanding Warrant Number (as defined in the Business Combination Agreement) and minus (C) the Acquisition Shares (as defined in the Business Combination Agreement) (to the extent such Acquisition Shares are not already issued on or prior to the Company Reorganization Date), and (ii) the combined company will pay or cause to be paid all of the transaction expenses.

The proposed business combination values Rezolve at a pro forma enterprise value of approximately $1.60 billion.

Upon the closing of the transactions, it is expected that the company will be named Rezolve PLC and will be listed on The Nasdaq Stock Market LLC under the new ticker symbol “                .”

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including the completion of the Company Reorganization, the requisite approvals of our stockholders and Rezolve’s shareholders and regulatory approvals.

We cannot assure you that our plans to complete our initial business combination will be successful.

Results of Operations

For the three months ended June 30, 2023, we had a net loss of $559,584, which consisted of formation and operating costs of $775,911, stock-based compensation of $134,363, and income tax provision of $82,376, offset by trust interest income of $433,066.

For the nine months ended June 30, 2023, we had a net income of $20,300, which consisted of trust interest income of $2,697,147, offset by formation and operating costs of $1,960,998, stock-based compensation of $190,289, and income tax provision of $525,560.

For the three months ended June 30, 2022, we had a net loss of $1,337,079, which consisted of formation and operating costs of $1,522,131 and stock-based compensation of $27,963, partially offset by trust interest income of $213,015.

For the nine months ended June 30, 2022, we had a net loss of $3,745,579, which consisted of formation and operating costs of $3,889,792 and stock-based compensation of $83,889, partially offset by trust interest income of $228,102.

For the year ended September 30, 2023, we had a net loss of $320,150, which consisted of formation and operating costs of $2,570,972, stock-based compensation of $218,254, and income tax provision of $615,284, partially offset by trust interest income of $3,084,260.

For the year ended September 30, 2022, we had a net loss of $3,622,794, which consisted of formation and operating costs of $4,391,263, stock-based compensation of $111,852, and income tax provision of $145,621, partially offset by trust interest income of $1,025,942.

Following the exercise of the automatic extension of the deadline for us to complete an initial business combination under our second amended and restated certificate of incorporation, we had until February 17, 2023 (or 18 months following our initial public offering) to consummate a business combination (unless we further extend the period of time to consummate a business combination) (the “Combination Period”). On February 2, 2023, the stockholders approved an amendment to our certificate of incorporation to extend the Combination Period until August 17, 2023, and on August 2, 2023, the stockholders approved a further amendment to our certificate of incorporation to extend the Combination Period until no later than February 17, 2024. On August 8, 2023, the Company borrowed $70,900.47 under the Extension Note and deposited the funds into the Trust Account thereby extending the Combination Period until September 17, 2023, and on September 8, 2023, October 11, 2023, and November 9, 2023 the Company borrowed $70,900.47 under the Extension Note on each such date and deposited the funds into the Trust Account thereby extending the Combination Period for a additional three months or until December 17, 2023. However, if we are unable to complete the initial Business Combination within the Combination Period (unless such period is further extended pursuant to the approval of our stockholders), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company but net of taxes payable (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. As of June 30, 2023 the Trust Account has released $118,066,020 to the Company to pay tax obligations and for redemptions, including $117,079,879 for redemptions and $986,141 for tax obligations. As of September 30, 2023 the Trust Account has released $130,246,958 to the Company to pay tax obligations and for redemptions, including $129,175,094 for redemptions and $1,071,864 for tax obligations. We have also agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to members of our management team, in an amount not to exceed $10,000 per month. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. For each of the two fiscal years ended September 30, 2023 and 2022, the Company paid $120,000 under this agreement.

We have also agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to members of our management team, in an amount not to exceed $10,000 per month. Upon completion of or initial business combination or our liquidation, we will cease paying these monthly fees. For the three and nine months ended June 30, 2023 and 2022, the Company paid $30,000 and $90,000, respectively under this agreement. For each of the two fiscal years ended September 30, 2023 and 2022, the Company paid $120,000 under this agreement.

Liquidity and Capital Resources

As of June 30, 2023, we had cash outside our Trust Account of $40,464, available for working capital needs As of September 30, 2022 and September 30, 2023, we had cash outside our Trust Account of $177,578 and $60,284, respectively, available for working capital needs. The amount of $25,324,028 as of September 30, 2023, held in the Trust Account is generally unavailable for our use, prior to an initial business combination.

On August 17, 2021, we completed the sale of 15,000,000 Units at $10.00 per Unit, generating gross proceeds of $150,000,000.

Simultaneously with the consummation of the IPO, the Company consummated the private placement of 459,500 shares of common stock (“Private Shares”), at a price of $10.00 per share for an aggregate purchase price of $4,595,000.

In connection with the IPO, the underwriters were granted a 45-day option from the date of the prospectus for the IPO to purchase up to 2,250,000 additional units to cover over-allotments, if any. On October 1, 2021 this option expired unused.

Following our IPO and the sale of the Private Shares, a total of $150,000,000 ($10.00 per Unit) was placed in the Trust Account. We incurred $3,537,515 in IPO related costs, including $1,500,000 of underwriting fees and $2,037,515 of other costs.

On May 9, 2022, the Sponsor loaned us the aggregate amount of $483,034 in order to assist us to fund our working capital needs. The loan was evidenced by two promissory notes. During July 2022, we fully repaid one of the promissory notes in the amount of $187,034 which represented monies loaned to us for the payment of Delaware franchise taxes. We utilized the interest earned on the Trust Account to repay the promissory note, $120,000 of which was distributed to us from the Trust Account during June 2022, and $62,069 of which was distributed to us from the Trust Account during July 2022. We also paid $4,300 and $44,246 on behalf of the Sponsor for tax services in fiscal years 2023 and 2022, respectively. These amounts were applied against the balance owing to the Sponsor under the remaining promissory note. As of September 30, 2023 and 2022, the net amount outstanding under the promissory note was $247,454 and $251,754, respectively. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On November 10, 2022 our Sponsor loaned us $1,500,000 in order to cover the additional contribution to the Trust Account required in connection with the exercise by us of the extension of our deadline to complete our Initial Business Combination until February 17, 2023 (which deadline has been subsequently further extended), and $450,000 for our working capital needs. These loans were evidenced by two promissory notesfrom us, as maker, to our Sponsor, as payee. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which we consummate an acquisition, merger or other business combination transaction involving us or our affiliates. The principal balance may be prepaid at any time.

On July 28, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $125,245. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On August 2, 2023, the Company issued the Extension Note to the Sponsor in the amount of up to $425,402.82. The Extension Note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. Upon consummation of a Business Combination, the Sponsor shall have the option, but not the obligation, to convert up to $425,402.82 of the total principal amount of the Extension Note into common stock of the Company at a price of $10.00 per share. The Common Stock shall be identical to the private placement shares issued to Armada Sponsor, LLC at the time of the Company’s IPO. As of September 30, 2023, $141,800.94 was drawn and outstanding under the Extension Note.

On August 8, 2023, the Company borrowed $70,900.47 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023.

On August 9, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $20,840.03 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On September 10, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $79,099.53 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On September 12, 2023, the Company borrowed $70,900.47 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to October 17, 2023.

The aggregate balance outstanding under all promissory notes from the Company to the Sponsor, including the Extension Note, was $2,564,439 and $251,754 as of September 30, 2023 and 2022, respectively.

As of June 30, 2023 the Trust Account has released $118,066,020, to the Company to pay tax obligations and for redemptions. As of September 30, 2023 the Trust Account has released $130,246,958 to the Company to pay tax obligations and for redemptions. In connection with the Extension approved by our stockholders on February 2, 2023, the holders of 11,491,148 shares of Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders. During August 2023, holders of 1,145,503 shares of Common Stock elected to redeem their shares in connection with the Second Amendment Extension Proposal. As a result, $12,095,215, or approximately $10.56 per share, was removed from the Company’s Trust Account to pay such holders.

For the nine months ended June 30, 2023, cash used in operating activities was $1,391,186. Net income of $20,300 was impacted primarily by trust interest income of $2,697,147 and changes in operating assets and liabilities of $1,095,372, offset by stock-based compensation of $190,289.

For the nine months ended June 30, 2022, cash used in operating activities was $820,761. Net loss of $3,745,579 was impacted primarily by changes in operating assets and liabilities of $3,069,031, stock-based compensation of $83,889, partially offset by trust interest income of $228,102.

For the year ended September 30, 2023, cash used in operating activities was $1,860,042. Net loss of $320,150 was impacted primarily by changes in operating assets and liabilities of $1,326,108, stock-based compensation of $218,254, partially offset by trust interest income of $3,084,260.

For the year ended September 30, 2022, cash used in operating activities was $913,835. Net loss of $3,622,794 was impacted primarily by changes in operating assets and liabilities of $3,623,049, stock-based compensation of $111,852, partially offset by trust interest income of $1,025,942.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account to complete our initial business combination. We may withdraw interest to pay our taxes and liquidation expenses if we are unsuccessful in completing a business combination. We estimate our 2023 annual franchise tax obligations to be $127,600, which we may pay from funds from the Public Offering held outside of the Trust Account or from interest earned on the funds held in the Trust Account and released to us for this purpose. Our 2021 Delaware franchise tax amounted to $182,069 and our 2022 Delaware franchise tax exclusive of interest and penalty amounted to $200,000. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account reduced by our operating expense and franchise taxes. We expect the interest earned on the amount in the Trust Account will be sufficient to pay our income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies. The Trust Account has released $986,141 as of June 30, 2023 to the Company to pay its income and franchise tax obligations. The Trust Account has released $1,071,864 and $182,069 as of September 30, 2023 and 2022, respectively, to the Company to pay its income and franchise tax obligations.

Further, our sponsor, officers and directors or their respective affiliates may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we would repay the loans. In the event that a business combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the loans, but no proceeds held in the Trust Account would be used to repay the loans. Such loans would be evidenced by promissory notes and would be repaid upon consummation of a business combination, without interest. There was a balance due to the Sponsor of $2,201,754 under the loans as of June 30, 2023. There was a balance due to the Sponsor of $2,564,439 and $251,754 under the loans (including the Extension Note) as of September 30, 2023 and 2022, respectively.

However, if our estimates of the operating costs are less than the actual amount necessary to do so, or our Sponsor ceases to loan us sufficient funds, we may have insufficient funds available to operate our business prior to our business combination. Under the original Business Combination Agreement, either we or Rezolve could have terminated the Business Combination Agreement if the aggregate transaction proceeds (excluding certain amounts invested by the investors specified in the Business Combination Agreement) provided or committed to be provided was not more than $50 million. The Amendment entered into in November 2022 eliminated this provision in its entirety. If we are unable to complete a business combination (including the Business Combination) because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account.

In connection with our assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” our management has determined that we have and will continue to incur significant costs in pursuit of acquisition plans which, in addition to possibility that we might not be able to a close business combination and be forced to liquidate after February 17, 2023 raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies

The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. We have identified the following as our critical accounting policies:

Redeemable Shares of Armada Common Stock

We account for our common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. Our shares of common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, 15,000,000 shares of common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement adjustment from initial carrying amount to redemption book value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital.

Net Loss per Share

We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per common stock is computed by dividing net loss by the weighted average number of common stock outstanding for the period. Remeasurement adjustments associated with the redeemable shares of common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted loss per share does not consider the effect of the warrants issued in connection with the IPO because the warrants are contingently exercisable, and the contingencies have not yet been met. The warrants are exercisable to purchase 7,500,000 shares of common stock in the aggregate. As of September 30, 2023 and 2022, we did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common stock is the same as basic net loss per common stock for the period presented.

Accretion of the carrying value of common stock subject to redemption value is excluded from net loss per common stock because the redemption value approximates fair value.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting pronouncements, if currently adopted, would have a material effect on our unaudited condensed financial statements.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial agreements involving assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an administrative agreement to reimburse our sponsor for office space, secretarial and administrative services not to exceed $10,000 per month from the date of closing of the Public Offering. Upon completion of a business combination or the Company’s liquidation, the Company will cease paying these monthly fees.

Financial Advisory Fee

We engaged Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), an affiliate of a member of the Sponsor, to provide consulting and advisory services in connection with the IPO, for which it received an advisory fee equal to one (1.0) percent of the aggregate proceeds of the IPO, or $1,500,000, upon closing of the IPO. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. On August 18, 2021, we paid to CCM an aggregate of $1,500,000. CCM is engaged to represent our interests only. We have engaged CCM as a capital markets advisor in connection with the initial Business Combination for which it will earn an advisory fee of $3,000,000, payable only upon closing of the Business Combination. The Company also engaged CCM as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $8,750,000, payable only upon closing of the Business Combination.

We have engaged D.A. Davidson & Co. as a financial advisor and investment banker in connection with the initial Business Combination for which it will earn an advisory fee of $600,000, payable only upon closing of the Business Combination.

We have engaged Craig Hallum Capital Group LLC as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $500,000, payable only upon closing of the Business Combination.

We had engaged ICR LLC (“ICR”) to provide investor relations services in connection with the initial Business Combination for which ICR was entitled to a monthly fee of $10,400 for the period from November 2021 through December 2022 when the contract with ICR was terminated. A total of $145,600 is recorded by the Company and is due and payable to ICR upon either the termination of or the closing of the initial Business Combination. Under the contract, an additional $145,600 would be due and payable to ICR only upon the closing of the initial Business Combination.

We have engaged Bishop IR (“Bishop”) as an investor relations advisor in connection with the initial Business Combination for the period from June 21, 2023 through June 20, 2024 with a monthly fee of $8,000 which will increase to $12,000 upon the closing of the initial Business Combination. Either party can terminate the contract at any time upon thirty days prior notice to the other party. Upon completion of initial Business Combination, Bishop would be entitled to a success fee of $100,000 payable only upon closing of the initial Business Combination.

Business Combination Marketing Agreement

We engaged Northland Securities, Inc., the representative of the underwriter, as an advisor in connection with Business Combination to assist in holding meetings with our stockholders to discuss the potential Business Combination and the target business’ attributes, introduce us to potential investors that are interested in purchasing our securities in connection with the initial Business Combination and assist us with press releases and public filings in connection with the Business Combination. We will pay the representative a cash fee for such services only upon the consummation of the initial Business Combination in an amount equal to 2.25% of the gross proceeds of the IPO, or $3,375,000. We will also pay the representative a separate capital market advisory fee of $2,500,000 only upon completion of the initial Business Combination. Additionally, we will pay the representative a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if the representative introduces us to the target business with which the Company completes a Business Combination. On February 8, 2021, Northland purchased 87,500 shares of common stock at an average purchase price of approximately $0.0001 per share. On May 29, 2021, Northland returned these 87,500 shares of common stock to the Company, for no consideration, which were subsequently canceled.

We also will pay to the representative only upon of the closing of the initial Business Combination, $1,030,000 due under two separate engagement letters in connection with fairness opinions delivered to our Board of Directors. An aggregate of $120,000 has already been paid under these engagement letters and expensed in the Company’s statement of operations.

Right of First Refusal

If we determine to pursue any equity, equity-linked, debt or mezzanine financing relating to or in connection with an initial Business Combination, then Northland Securities, Inc. shall have the right, but not the obligation, to act as book running manager, placement agent and/or arranger, as the case may be, in any and all such financing or financings. This right of first refusal extends from the date of the IPO until the earlier of the consummation of an initial Business Combination or the liquidation of the Trust Account if the Company fails to consummate a Business Combination during the required time period.

Registration Rights

The holders of the Founder Shares issued and outstanding on the date of the IPO, as well as the holders of the representative shares, Private Shares and any shares the sponsor, officers, directors or their affiliates may issue in payment of Working Capital Loans made to us, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the IPO. The holders of a majority of these securities (other than the holders of the representative shares) are entitled to make up to two demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Shares and shares issued to the Sponsor, officers, directors or their affiliates in payment of Working Capital Loans made to us can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements. Pursuant to the terms of the Business Combination Agreement, in connection with the Business Combination, our sponsor, certain stockholders of Rezolve and certain other parties will enter into an investor rights agreement (the “Investor Rights Agreement”) at the closing of the transactions contemplated by the Business Combination Agreement, which will, among other things, provide for registration rights for the parties thereto. The registration rights agreement with the holders of the Founders Shares will be terminated and superseded by the Investor Rights Agreement.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $1,500,000 (and are entitled to an additional $225,000 of deferred underwriting commission payable at the time of an initial Business Combination if the underwriters’ over-allotment is exercised in full). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in the $225,000 deferred underwriting commission to be not payable to the underwriter.

Business Combination Agreement

We are party to a definitive business combination agreement with Rezolve and Rezolve Merger Sub, dated December 17, 2021 as amended on November 10, 2022 and further amended and restated on June 16, 2023. Completion of the Proposed Transactions pursuant to the Business Combination Agreement is subject to customary closing conditions, including the approval of the Company’s and Rezolve’s respective stockholders and regulatory approvals.

Concurrently with the execution and delivery of the Business Combination Agreement, Armada and the Key Company Shareholders (as defined in the Business Combination Agreement) have entered into the Transaction Support Agreement (the “Transaction Support Agreement”), pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Pre-Closing Demerger and the Company Reorganization, (b) vote in favor of the Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated hereby, (c) enter into an Investor Rights Agreement at Closing and (d) the termination of certain agreements effective as of Closing.

Quantitative and Qualitative Disclosures About Market Risk

Following the consummation of our IPO on August 17, 2021, after releasing funds to Armada to be held outside of the Trust, $150,000,000 from the net proceeds of the sale of the units in the IPO was held in a Trust Account and has been invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

BUSINESS OF REZOLVE LIMITED

Shareholders should read this section in conjunction with the more detailed information about Rezolve contained in this proxy statement/prospectus, including the Rezolve Financial Statements and the other information appearing in the section entitled “Rezolve’s Management’s Discussion & Analysis of Financial Condition and Results of Operations.” In this section, references to “we,” “us,” the “Company,” “Rezolve” and “our” are intended to refer to Rezolve Limited and its subsidiaries prior to the Pre-Closing Demerger, unless the context clearly indicates otherwise.

Overview

We are recognized7 to stand at the vanguard of the mobile commerce industry, providing an engagement platform, powered by cutting-edge artificial intelligence and machine learning. This platform empowers retailers, brands, and manufacturers to create robust, dynamic connections with consumers, transcending barriers of location and device, whether they are mobile or desktop. Harnessing the potential of AI, our platform fosters unprecedented mobile engagement, aiding businesses in their quest to reach their consumers in innovative ways. By leveraging the capabilities of mobile devices and personal computers—from cameras and microphones to location services and wireless connectivity—we bring the commercial experience directly into consumers’ hands. The hallmark of our platform is the integration of AI-driven systems, which simplify and enhance the purchasing process. Our technology enables merchants to understand their customers intent, provide the most relevant and helpful information to assist with their product selection and then enables them to complete transactions, access information, or contribute donations with a single tap on their device screen, depending on the context. This streamlined, seamless interaction, facilitated by the power of artificial intelligence, ensures an effortless and intuitive consumer experience. Since, the launch of our pilot platform, we believe we have harnessed the transformative potential of artificial intelligence, redefining the landscape of mobile commerce and engagement. As we continue to innovate, we remain committed to driving forward the digital commerce industry, shaping a future where technology and commerce intersect seamlessly for the benefit of both businesses and consumers.

Our platform allows for mobile engagement with merchants using our software to extend their business to consumers’ mobile devices and computers in innovative ways. By using a mobile device’s camera, microphone, location awareness, Bluetooth or Wi-Fi capabilities, our platform enables a user to make purchases, request information or make donations with only one tap on their screen, in certain circumstances. We deployed our pilot platform (which was developed prior to the Pre-Closing Demerger) in 2017.

Consumers and merchants expect to be able to transact anywhere, anytime, in a simple, seamless and secure way. We built our platform to address these challenges while simplifying complex processes. Merchants can deploy Rezolve technology quickly and easily and consumers can interact with most Rezolve capabilities intuitively. For example, our platform prompts a consumer’s device to react to certain triggers such as location, audio, images, beacons, touch or QR codes. These triggers result in various instant transaction events, ranging from checkout to e-ticketing to engagement events such as requesting a brochure or booking an appointment. Merchants can utilize our solution to enable consumers to immediately engage via a web-based dashboard which facilitates instant transactions via social media and other digital channels, and for enhanced capabilities, merchants can easily integrate our technology with their mobile applications, which requires minimal time and training.

We provide an actionable platform for merchants that utilizes proprietary technology to engage directly with consumers. Our platform is able to manage large spikes in traffic that accompany events such as new offering releases, holiday shopping seasons and flash sales, and has been benchmarked to process at least 10,000 concurrent requests per second based on results from platform load testing. This capacity enables our merchants and brands on our platform to continuously engage with consumers in real time, gathering valuable engagement data. Our platform can scale to meet the needs of large merchants, and we focus on selling to merchants regardless of size, including small and medium-sized businesses, or SMBs.

[7]	Please see Rezolve Press Release dated July 25, 2023, available at https://www.rezolve.com/investors/britains-brain-heralds-new-era-of-commerce-enabled-ai/

Our enterprise SaaS commerce platform has a global reach, including in our key geographies: India, the U.S., Latin America, and Europe. We believe that there are significant geographies and distribution and consumer-facing networks, which we refer to as our Channels, to expand as we establish new strategic alliances in new geographies.

We expect to commercialize the Rezolve platform in quarter 4 of 2023, initially in South America with Grupo Carso. We expect SDK/GeoZone revenues to increase significantly in 2024. Revenues from Brain are also forecast to begin in Q4 2023, increasing significantly in 2024. We also expect to generate revenues in late Q4 2023 in both Europe and India. North American revenues are forecast in Q1 2024.

Our total revenues were $3.9 million and $12.3 million, for the years ended December 31, 2021 and 2022, respectively. We had net losses of $37.7 million and $104.1 million inclusive of non-cash items representing $18.4m and $68.2m, respectively for the years ended December 31, 2021 and 2022, respectively. We currently generate a significant portion of our revenue from a single marketing agreement with the Radio Group (a related party) from which we expect to generate most of our revenues in the near future. Approximately 99% and 98% of our revenue was derived from sales of radio advertisements through Radio Group for the fiscal years ended December 31, 2022 and 2021, respectively, and we anticipate that a significant portion of our revenue will continue to be derived from sales through the marketing agreement in the foreseeable future.

Recent Developments

On July 25, 2023, Rezolve announced the introduction of two new offerings: (1) myBrain, Rezolve’s offering to individual users; and (2) Brain, Rezolve’s offering to businesses using AI and GPT technologies, with Brain offered in the following geographies: (a) Latin America, (b) Europe, (c) Asia and (d) North America. As a result, Rezolve’s business model is transitioning from a transaction-based revenue model, whereby fees would be earned by Rezolve based upon the level of engagement using Rezolve’s offerings, towards a subscription-based model of the Rezolve platform in which subscribers to Rezolve’s Brain offering would be entitled to use Rezolve’s other offerings, including Geozone, audio triggers, watermarks, Instant Act and Instant Buy, inclusive of a set amount of anticipated transactions which would be reviewed with customers annually (or half yearly). Rezolve’s myBrain and Brain offerings are discussed in further detail in this Section captioned “—Business of Rezolve Limited.” For additional information regarding Rezolve’s business model and Rezolve management’s anticipated impacts to its business from the transition of its business model to its myBrain and Brain offerings, see “—The Business Combination Proposal—Opinion of Marshall & Stevens—Rezolve Financial Projections.”

Industry Overview and Trends

The global proliferation of mobile devices has fundamentally altered the way in which consumers engage with brands and retailers. As of December 31, 2021, there were approximately 5.48 billion unique mobile phone users globally, representing approximately two-thirds of the entire worldwide population. Approximately 92% of these unique mobile users are estimated to have smart phones with internet connectivity. The number of unique mobile phone users with internet connectivity globally has tripled since December 2012.

This massive shift towards a global, mobile economy caused important paradigm shifts with regard to merchant strategy and consumer decision making. In conjunction with the trend of mobile proliferation, consumers tended to interact with merchants primarily through expensive third-party facilitators resulting in both limited consumer engagement and eroded profit margins for merchants. Regardless of the interaction, consumers prioritize seamless buying interactions and omnichannel purchasing experiences. Merchants prefer direct interactions with consumers to build relationships and better understand consumer purchasing trends; historically, merchants have struggled with meeting consumer needs while managing costs and addressing technical challenges.

Consumers Are Increasingly Engaging Through Digital Channels

Globally, mobile commerce sales during the year ended December 31, 2021 were expected to exceed $3.5 trillion, representing 73% of all e-commerce sales. How consumers discover, learn about and ultimately purchase products has transformed and continues to evolve as technology improves. A consumer may discover a product on social media, learn more about the product through reviews and blogs, physically see the product at a nearby brick-and-mortar store, assess price comparisons of the product using a mobile phone, and ultimately purchase the product from a different merchant.

Given heightened access to information and data concern for rising inflation, consumers have become increasingly focused and educated on both products and pricing. For example, according to a March 2023 report by INMAR Intelligence, 52% of shoppers find grocery purchase inspiration on social media, almost matching in-store display inspiration at 54%. Consumers have more choices than ever before with regard to what they buy and who they buy from, which has set an extremely high bar for consumer expectations and merchant standards. We believe consumers want an experience and product that allows them to express their own unique personalities, styles and interests. Good consumer experiences drive consumer loyalty and attract new consumers through word of mouth and online reviews. A disappointing consumer experience may result in the permanent loss of customers and irreparable damage to the merchant’s reputation on social media.

While the growth in digital consumption has increasingly become mainstream for shopping, it has not completely replaced traditional offline purchasing. Consumers have adopted an “Online to Offline,” or O2O model which lends itself to mobile applications. 38% of U.S shoppers start their journey on a smartphone and finish their purchase offline, according to an April 2019 report by RetailMeNot.

Merchants have Lost Connectivity to the End Consumer

We believe it is imperative for merchants to have a dynamic and comprehensive view of their customers, product, merchandising & marketing strategy and associated data. The proliferation of intermediaries has resulted in a fragmented view of customer wants and needs. For example, according to a January 2022 report, 40% of brands say offering experiential retail would be a top priority for them in the next year, but 57% of these brands say coordinating it will be a top challenge, while 55% of retailers report concerns with respect to driving in-store traffic. To help boost sales, retailers look to sell through online marketplaces such as Amazon, which as of February 2021, represented about 40% of total US retail eCommerce sales. This limited connectivity to the end-consumer puts pressure on profit margins and allows proprietary data to spread to competing platforms. At the same time, the lost interaction deprives a merchant of critical data and direct relationships that help them market to and engage with their customers.

Merchants simultaneously try to interact with consumers at a local level. According to a September 2021 report, 47% of global consumers are likely to buy from brands with a local presence; however, retailers have experienced headwinds while seeking to increase consumer retention and generate repeat traffic to their local stores. Currently, geolocation services are limited given the complicated nature of engaging with local consumers daily. Marketing to multitudes of consumers while providing a frictionless platform from outreach to engagement to eventual purchase can be highly costly and difficult to execute. Merchants therefore seek to actively engage with consumers through omnichannel experiences to maximize connectivity in a cost-efficient manner.

Consumers Expect a Seamless Interaction Between Offline and Online Channels

Consumers expect to be able to seamlessly access a merchant’s online store from their mobile device, tablet and computer, and expect the same breadth of information from online channels as they would receive in a brick-and-mortar store. A merchant’s failure to deliver on any channel can frustrate consumers and lead them to shop elsewhere. The technical requirements to deliver seamless access are complex and ever evolving. As a result, according to a September 2021 report, approximately 53% of global brands are already investing in providing an omnichannel consumer experience, seeking to eliminate friction during the purchasing process and enhance sales. SMBs are also looking to adopt omnichannel strategies but face similar issues regarding complicated data integration and continuous investment. Improving marketing and consumer engagement is important for many brands irrespective of size.

Merchants Are Struggling to Differentiate

In a world where consumers have more choices than ever, differentiating a merchant’s brand takes on increased importance. A merchant needs to stand out from the crowd. If a consumer searches a third-party marketplace or e-Commerce site and selects a merchant’s product from among thousands of search results, the consumer is more likely to remember the brand of the third-party site than the brand of the merchant. The average shopper is increasingly paying close attention to the values of consumer-goods brands. 82% of shoppers want a consumer brand’s values to align with their own, according to an April 2022 report, and 75% of shoppers reported parting ways with a brand over a conflict in values. Experiences that enable merchants to connect directly with consumers allow merchants to make a memorable impression. Globally, 60% of consumers say they will make repeat purchase at a retailer after a personalized shopping experience, according to a June 2021 report. A merchant’s brand and personality must shine through in every interaction to help build customer loyalty. Unfortunately, merchants have difficulty in getting consistent data due to fragmented interactions with consumers resulting in difficulties in creating personalized experiences.

Complicated Experiences Result in Lost Opportunities with Consumers

Consumers expect every interaction to be quick, problem-free, intuitive and secure. Consumers will abandon a website that is not loaded quickly and are reluctant to return to a website that has trouble with performance. Consumers tend to hold merchants responsible for the entire retail experience, regardless of whether a merchant or a third party provides the platform. Consumers value their time spent on making purchases and seek to find methods to reduce that time – 76% of consumers say they shop on mobile devices because it “saves them time,” according to a July 2020 report. However, even mobile apps can be time consuming if the sale process is not simple. Merchants that are able to offer one-click engagement, are far less likely to lose the attention of the consumer in the purchasing decision. If a consumer tries to purchase a product from a brick-and-mortar store but in-store inventory is unavailable, a merchant should be able to search its dynamic inventory count and ship the product to the consumer’s home before the consumer looks elsewhere. 46% of global online shoppers confirmed inventory online before shopping offline according to a February 2019 report. In fact, retailers that implemented personalized experiences on-site or through marketing efforts resulted in a 25% sales lift, according to a June 2019 report.

Our Solution

We provide a AI- and cloud-based advertising, engagement and commerce platform designed for merchants of all sizes. We expect merchants to be able to use our software to create sales events across all of their channels—web, tablet and mobile storefronts, social media storefronts, print and radio advertising and brick-and-mortar locations. Our technology enabled on a consumer’s phone react to those triggers and provide immediate opportunities for sales interactions in any of 95 languages.

Our platform provides the following key benefits to merchants:

•

eCommerce-Specific AI Platform and Suite—Brain. Rezolve’s Brain allows customers, either online or instore, to ask, via voice or text and in any of 95 languages, any question of a merchant’s product catalogue and customer support knowledge base using conversational prompts and immediately be recommended the most appropriate products and answers. They will also be able to see product comparisons, reviews, and pricing information all in one place.

•

Instant Checkout. Rezolve’s Instant Checkout allows websites to convert passive browsers into actors or buyers with one click directly from the product detail pages on merchant websites. Our Instant Checkout offering includes Buy Now, our commerce solution, and Act Now, our engagement solution. This capability bypasses traditional web checkout portals, collapsing multiple clicks into one or two, allowing our merchants to enable prospective purchasers to immediately convert web and social media browsers without the need for software on consumers’ phones. For example, through Act Now, a consumer could be offered the opportunity to schedule an appointment to test drive a new car immediately upon seeing a broadcast advertisement of the car, or through Buy Now, be offered the opportunity to purchase tickets for a Broadway show that starts in 30 minutes while in close proximity to the theatre. Our solution enables merchants to exploit the moment of maximum attention at the time leading to transactions which otherwise may result in lost transactions.

•

Anti-counterfeiting Solution. Our watermarking solution is based on our proprietary machine-learning technology that hides encoded images, invisible to the naked eye, onto a merchant’s products. Those images can be viewed from a phone camera to verify the authenticity of the product. This solution can be applied to color-rich images, graphical images and text. The versatility of our solution is in its ability to watermark printed content on different surfaces such as leather, plastic, and wood. These watermarks further protect a merchants’ products by including encoded messages that enhance tracking and traceability.

•

Omnichannel Interactions. The Rezolve platform provides multiple opportunities for interaction. For example, triggers can include a location or GeoZone, which is a location-based marketing tool, an audio cue “watermarked” in broadcast or streaming media, a visual image cue in posters, print ads or product labels, proximity beacons, direct touch links or QR-codes. The resulting trigger can drive instant transactions on a consumer’s mobile device ranging from a product purchase, a reservation at a restaurant, an electronic ticketing for an event, or other promotional offers.

•

Direct Brand Engagement. We deliver a comprehensive commerce and engagement platform that allows merchants to easily create direct engagements with consumers via their mobile phone. A merchant is able to manage user experience and encourage engagement with end-consumers based on personalized context. By incorporating Rezolve into a merchant’s application, a merchant can build brand awareness and loyalty within its customer base.

•

Seamless Integration with Existing Applications. We expect the Rezolve solution to be able to be integrated with a merchant’s application and expect it to require minimal time or training to implement and use. Once our solution is integrated, merchants can easily establish geographic triggers, called GeoZones, establish watermarks in an image or audio file, or activate another mobile trigger (such as a beacon) using our SaaS platform. Our consumer-friendly application Shop Beautiful integrates seamlessly with brands helping generate immediate consumer engagement. Additionally, Rezolve’s interface is already available on a number of platforms such as Apple iOS and Google Android and is integrated with certain mobile applications available on those platforms, including WeChat. We expect that this will make it easy for both merchants and consumers to use the Rezolve platform. We expect merchants will be able to add Rezolve technology to their platforms and gain access to a self-service portal where they can manage their campaigns all on one dashboard, and consumers with access to existing and widely used mobile applications have the benefit of the Rezolve platform without additional installation.

•

Actionable Analytics and Insights. With our platform, we expect merchants will be able to receive direct insights into consumer behavior that are often not shared by third-party intermediaries. For example, when consumers use a third-party service for food delivery, the third-party delivery service has access to information on the customers’ preferences on where to eat, what time they usually order food and the average amount spent per order. These are insights that merchants can use to improve their consumers’ experiences and to enhance their marketing targets. However, the third-party delivery service does not share all of this information with its merchants. Our platform aims to fix this gap in information access by equipping merchants with insights to make more informed decisions to drive further engagement and brand affinity.

•

A Frictionless Consumer Experience. We expect that our platform will provide consumers with an intuitive and immediate user experience. Consumers only need a mobile phone (for Rezolve Instant Checkout, SmartLinks and SmartCodes) or a device that has an application with our technology embedded to allow consumers to interact with a trigger such as location, audio, or a beacon to transact. The consumer can also be prompted with proximity-based notifications highlighting relevant advertisements or transactions. Consumers benefit from real time awareness and engagement with relevant transactions.

We have agreements with distribution and consumer-facing networks, which we refer to as our Channels, to sign up merchants to the Rezolve platform. Our Channels also receive significant benefits from deploying our solutions to their merchant base.

Our platform provides the following key benefits to these Channels:

•

Upsell Opportunities: We will collaborate with our Channels to sign up merchants and share with them a portion of the revenue generated from those merchants. The Rezolve platform offers an additional revenue stream for these Channels and the opportunity to extract incremental economics from their existing customer base. Our offering generates incremental revenue with minimal cannibalization of existing revenue for our Channels given limited comparable offerings among existing functionalities.

•

Enhanced Offerings: The Rezolve platform augments our Channels’ offerings and services to further retain and attract more merchants onto the platform. Our platform enables our Channels to provide a seamless digital solution for the merchants with minimum investment required. As our Channels expand their merchant network, they further fuel our growth.

The Opportunity

We believe we have a significant opportunity to transform the customer engagement journey for new merchants and our Channels with targeted instant marketing and software. Our mobile commerce and engagement platform enables retailers, brands, media, and others to deliver rich and engaging mobile experiences to consumers that, in turn, increases sales for our Channels through seamless transactions.

Our enterprise SaaS commerce platform has a global reach including in our key geographies: India, the U.S. Latin America, and Europe. We believe that there are significant geographies and distribution channels to expand to as we establish new strategic alliances in new geographies.

These geographic markets include India, the U.S., Latin America, and Europe. We have preliminarily established relationships with Channels such as Grupo Carso (Latin America), ACI Worldwide (U.S. and Europe), Concardis (Germany), MobiKwik (India), and CompuTop (Germany), although these Channels are currently pre-revenue. In addition to the commercialisation of our technology in Germany and Spain we expect to commercialize the Rezolve platform in quarter 4 of 2023, initially in South America with Grupo Carso. We expect SDK/GeoZone revenues to increase significantly in 2024. Revenues from Brain are also forecast to begin in Q4 2023, increasing significantly in 2024 We also expect to generate revenues in late Q4 2023 in both Europe and India. North American revenues are forecast in Q1 2024.

Following the completion of the Pre-Closing Demerger, we will cease operations in China and are currently focused on growing our footprint in other geographic markets, but at a future date, we will consider re-engaging with the Chinese market.

We initially entered the Chinese market in 2016 in order to trial the Rezolve platform on a large scale. This was done with support from China Union Pay (“CUP”) and Allinpay (“AP”). Rezolve limited’s subsidiary, Rezolve Information Technology (Shanghai) Limited (“Rezolve Shanghai”) is a Wholly owned Foreign Entity (“WoFE”), which limits its influence locally in China. A WoFE in China must generally contract with a local third-party company if it wants to do business with a state-owned enterprise (“SOE”), such as CUP. This requirement is part of the foreign investment restrictions and regulations in China that aim to protect local interests and limit foreign control over certain sectors of the economy. Our board of directors decision to abandon operations in China completely and approve the Pre-Closing Demerger was based, in part, on our inability to complete an audit as a result of not having access to certain information from our local third-party company.

If in the future, a new Rezolve entity can be accredited to operate directly with CUP and AP, the board will consider re-entering the China market. However, the current focus is on rolling out our technologies with partners in other markets around the world.

We believe Rezolve’s Brain and our Instant Checkout (Act Now and Buy Now) offerings will operate in large global market opportunities. We believe Rezolve’s Brain can supplement existing retailer site search platforms and that AI enabled search platforms, like Rezolve’s Brain, will replace all existing retailer site search platforms. Act Now will operate in the Global Search Advertising market that is estimated to be $279 billion in 2023 according to the Statista Digital Market Outlook.

As the global economy becomes more connected and transactions become increasingly digital, retail spend is expected to continue growing in the coming years. Buy Now participates in a $250 billion retail sales market (applying Rezolve’s 1.0% transaction fee to the $25 trillion in global retail sales in 2021). According to eMarketer’s 2021 Global Ecommerce Forecast, global retail sales are projected to grow at a 5% CAGR to $30 trillion by 2025.

We believe that the market for our GeoZone offering can be measured as a proxy of global location based advertising, which is poised for rapid growth over the next few years as it is expected to become a widespread advertising practice. Global location based advertising spending was approximately $80.5 billion in 2022 and is expected to grow at a 13.3% CAGR to $219.4 billion in 2027 according to a Global Industry Analysts report.

Location-based advertising allows organizations to target consumers at a granular, consumer level with online or offline messaging based on their physical location. Location-based marketing has become an important and high ROI method of customer engagement as smartphone user penetration rates increase globally. Using location data through smartphone geolocators, marketing teams are able to reach consumers based on qualifiers like proximity to a store, events happening in their region, and more.

Location-based marketing has proven effective across customer lifecycles from discovery and purchase to engagement and retention. When used properly, location-based marketing allows marketers to focus on specific customer segments with targeted offers, while improving customer experience for a population that increasingly values instant gratification.

Search advertising, which is targeted marketing based on search terms, or keywords, entered on a search engine, allows advertisers to target consumers and tailor advertisements based on their search history and consumer profiles. Search advertising has expanded over the recent years as mobile search has started to outpace desktop searches in 2021 according to Statista’s Digital Market Outlook. Consumers continue to use search engines as a primary means of buying decisions and is a mainstay for most businesses.

Key web search statistics:

•	98% of consumers use the Internet to find a local business in 2022. (BrightLocal survey)

•	76% of consumers “always” or “regularly” read online reviews for local businesses. (BrightLocal survey)

•	29% of consumers search for local businesses at least every week. (BrightLocal survey)

Growth Strategy

Key elements of our strategy include:

•

Scaling Existing Channels. We believe that we have a significant opportunity to work with our existing Channels to grow their customer base. We intend to continue to strategically invest in marketing and strategic relationships. Our existing Channels deliver an opportunity for growth in the near term within our existing geographies and current platform.

•

Win New Channels. We see significant potential in opening up new distribution channels in other markets, such as Telcos and banks, who we believe will be able to replicate the success we are experiencing in our current markets. Opening new distribution channels will allow us to accelerate our growth.

•

New Offering Features. We plan to add to and expand our platform with further functionality including live event notifications, dynamic coupons, more personalization and personal experiences as well as provided artificial intelligence layers to enable more convenient and segmented merchandizing.

•

Upsell/Cross Sell. We expect to further penetrate our customer base. We intend to expand direct and indirect sales capabilities, drive dynamic customer segmentation capabilities, introduce analytics to improve customer insights and improve customer lifetime value. Combined with additional functionalities and offering capabilities, we expect to upsell and cross sell across our new merchants, increasing our revenues.

•	Enter New Geographies. We intend to capitalize on our global growth momentum in India, the U.S., Latin America, East Asia, broader Europe, Australia, Canada and Brazil.

•

Strategic Acquisitions. We intend to selectively pursue acquisitions that enhance our existing platform capabilities and are consistent with our overall growth strategy, although we currently have no agreements, commitments or understandings with respect to any such transaction. We may consider different-stage technology companies which can complement our global AI-enabled technology, customer and partner ecosystem, increase our customer base and market reach, enhance revenue, expand access to merchants and diversify our offerings and leverage synergies.

The Rezolve Platform

The cloud-based Rezolve AI platform integrates the features and functionalities that merchants need to seamlessly transact across different Channels. Capabilities include:

•

Ecommerce Chat and Search. Rezolve’s Brain allows customers, either online or instore, to ask, via voice or text and in any language, any question of a merchant’s product catalogue and customer support knowledge base using conversational prompts and immediately be recommended the most appropriate products and answers. They will also be able to see product comparisons, reviews, and pricing information all in one place. Our UI and frontend is fully responsive with a multi-tenant configuration that can be embedded and easily setup via the Rezolve Experience Portal (RXP) in merchant store sites with RESTful endpoints, and connection to most popular eCommerce platforms out of the box (e.g. Shopify ,WooCommerce, Magento etc.).

•

Customer Loyalty Programs. We expect to bring together merchants and consumers with the goal of empowering merchants to engage directly with their customers and not solely through third-party intermediaries. By enabling direct consumer engagement, merchants are able to build customer loyalty and can launch campaigns or targeted offers through the Rezolve platform with a higher level of engagement and relevancy.

•

Direct Customer Insights. We expect our platform to provide merchants with direct access to their customers and their key information about shopping preferences, which they can use to drive further consumer engagement. For brands that typically sell their products through third-party intermediaries, these insights are useful for building brand affinity and loyalty.

•

Mobile Vouchering. We expect to enable merchants to be more flexible in their offerings to consumers. With the Rezolve platform integrated into merchants’ apps, consumers are able to scan products and buy them through the app, eliminating the need to wait online in retail stores.

•

Retailer Point-of-Sale / Back office. We expect to provide merchants with a self-service portal, featuring an accessible dashboard to manage shoppable campaigns and to track consumers’ shopping trends.

•

Mobile Payments. We expect to enhance merchants’ platforms by making the checkout process frictionless. Consumers only need a mobile device to use the Rezolve platform to instantly buy products that are featured in advertisements or scan and buy products in retail stores.

•

Ability to Pay Online or Offline. We expect to offer instant salesware through one-click checkouts that enable seamless transactions through the app. Consumers are able to find offers nearby and browse through products both online and offline. For local offers, consumers can simply go into the brick-and-mortar stores or can order through an app.

Engagement Opportunities

We expect our platform to integrate with and address the following engagement opportunities:

•	Chat and Search. Merchants can interact naturally with customers via Rezolve Brain.

•	GeoZones. Merchants can interact with consumers based on proximity to certain locations.

•	Media with Audio. Merchants can integrate watermarks in broadcast and streaming media.

•	Visual Events. Merchants can integrate watermarks in posters, advertising, product labels and merchandise.

•	Beacons. Merchants can establish near-proximity beacons which allow near-field proximity engagements (3 inches to 36 inches plus) in both indoor and outdoor locations.

•	SmartLinks. Merchants can embed URL links into social media posts and email communications (amongst others) which trigger Instant Checkout and Instant Act engagements.

•	SmartCodes. Merchants can establish QR codes integrated with their media with a richer engagement experience for the consumer.

•	Instant Checkout. Merchants can embed Buy Now and Act Now buttons on their websites and advertisements for instant engagement and conversion.

Transaction Events

Using the Rezolve dashboard, we expect that merchants can link a trigger from one of the above Channel opportunities with the following types of events or actions as examples of use cases:

•	Fast Checkout: Consumers can scan products, bag and exit the store without waiting in line

•	Expanding Walls: Consumers can view a broader selection of products than available in a store (e.g., furniture and clothing) that can be sold from a display wall

•	Stay at Table or Reserve: Consumers can scan advertisement or menu, order items, pay and either pick up at counter or have delivered to table

•	Buy and Fly: Consumers can pick up items, scan, buy, bag, leave

•	e-Ticketing and Access Control: Tickets are electronically delivered to their handset to enable secure and streamlined access control

•	Pre-Order Queue-Busting: Enable supporters to pre-order food, beverage and merchandise from their seat

•	Location sensitive: Offers and promotions nearby, navigate to the location

•	Instant engagement: Buy or get more information directly from any form of advertising or directly from posters in shop windows

Technology

The Rezolve platform is a multi-tenant cloud-based system that is engineered for high scalability, reliability and performance.

We host our platform using cloud-based servers. Maintaining the integrity and security of our technology infrastructure is critical to our business, and we plan to invest further in our data center and network infrastructure to meet our merchants’ needs and maintain their trust. The key attributes of our platform are as follows:

•

Artificial Intelligence. Our Large Language Model (“LLM”) uses proprietary AI to interrogate presales, sales and post-sales content as well as transactional and customer data to build one of the world’s first dedicated eCommerce and Sales LLMs. This allows Rezolve’s Brain to offer smart product discovery, recommendations, bundled offers, personalized offers and more, based on a targeted set of 30-billion parameters, and to optimize resource allocation by focusing on the most relevant data for product recommendations. Rezolve’s Brain is able to recognize and handle the differences between product data from store to store, and then standardize the product specifications to guarantee high-quality data. By building a domain specific, leaner, cost-effective custom LLM, we believe Rezolve has achieved superior performance to existing language models while significantly reducing the financial burden associated with training and deploying language models. By creating our own language model specifically trained on eCommerce data and industry-specific terminology, we have gained high control over the behavior and functionality of our conversational AI. We are constantly fine-tuning the model to provide accurate and relevant responses to customer inquiries, ensuring compliance with financial regulations and maintaining the desired tone and style. Furthermore, Rezolve’s AI-powered personalized recommendations enhance customer experiences by leveraging advanced algorithms to deliver tailored product suggestions based on individual preferences and behavior.

•	Security. Our proprietary AI-Platform keeps both merchant and customer confidential and PII data secure and is regulated by the strict GDPR policies.

•	Encryption. All data is encrypted at rest (AES-256) and in transit.

•

Data usage. All uploaded content such as support documentation, manuals, knowledge base and product catalogue is stored in isolated containers and processed by our ingestor and embedding services only. Customer data is never used for any reason other than servicing API Calls for search and query. Credit card processing on our platform is performed by a dedicated, highly scalable, geographically redundant, high security environment with specialized policies and procedures in place. The environment is designed to be highly isolated and secure and exceeds the requirements of PCI DSS. We have been certified as a PCI DSS Level 1 compliant service provider, which is the highest level of compliance available. We use firewalls, denial of service mitigation appliances, advanced encryption, intrusion detection systems, two-factor authentication and other technology to keep our merchants’ data secure.

•

Anti-counterfeiting Solution. Rezolve’s watermarking solution is based on our proprietary machine-learning technology that hides encoded images, invisible to the naked eye, onto a merchant’s products. Those images can be viewed from a phone camera to verify the authenticity of the product. This solution can be applied to color rich images, graphical images and text. The versatility of Rezolve’s solution is in its ability to watermark printed content on different surfaces like leather, plastic and wood. These watermarks further protect a merchants’ products by including encoded messages that enhance tracking and traceability.

•

Scalability. Our platform Core services are built on Open Telecom Platform technology Erlang which allows us to create highly distributed microservices to easily and quickly scale end user activity and transactions. Rezolve’s CORE gateway can spawn a massive number of processes with little overhead on demand which makes it highly scalable and reliable.

•

Resilience. Our platform applications and system architectures are designed to support High Availability and Redundancy across all services and network layers. The use of CI/CD pipelines to automate build and deployment of services, Kubernetes cluster with high availability of nodes, Regions and Zones at the Cloud Provider level and clusters spanning multiple zones, cloud storage synchronized between regions, load balancing between regions creates a safety net of high resilience.

•

Embedded Connectivity. Rezolve’s mobile SDK provides a quick and easy solution to embed and enable Rezolve platform functionality in any Android and iOS app. The accompanying SDK sample app and documents allow third-party developers to quickly leverage the power of our solution.

•

Central Management. Rezolve maintains a central management and configuration tool that allows it to quickly setup partners, merchants, payments, apps and index content from its merchants so it’s available via the SDK.

•

Analytics & Reporting. Rezolve SDK and Backend Data Ingestor Service gathers metrics on usage, transactions, interactions and feeds it to the Analytics Engine to churn out smart Dashboards and Reports.

•

Snap-on Integrations. Rezolve’s Platform supports a snap-on integration design that allows integrations to any payment provider or gateway as well as eCommerce platforms with minimum effort. Rezolve already supports a large number of payment providers and ramping up support for e-commerce platforms via its unique plugin architecture and webhooks.

•

Mass Onboarding. Bulk Onboarding of Merchants is a new and unique offering of our platform that allows us to set up and configure more than 10,000 merchants. Admin portal provides an easy to operate tool for operations teams to quickly add a large merchant base in any market on demand.

•

Smart Triggers. Rezolve’s implementation of GeoZones, Beacons and Watermarking are important elements of its platform. The creation of these triggers via Rezolve’s Experience Platform when combined with its SDK delivers a powerful tool to Merchants to deliver non spamming targeted engagements.

•

Developer Friendly. Rezolve’s REST API provides another integration point for any partner or client not using native mobile apps. We can easily support progressive web applications, hybrid applications, web-based services and other applications.

Our Channels

We have preliminarily established relationships with Channels such as Grupo Carso (Latin America), ACI Worldwide (U.S. and Europe), Concardis (Germany), MobiKwik (India), and CompuTop (Germany), although these Channels are currently pre-revenue. Our Channels are either categorized as merchant acquirors or consumer acquirors or sometimes they represent both. Merchant acquirors typically have large merchant-based customers and upsell/cross sell Rezolve to those customers with Rezolve’s support. Merchant acquirors include (but are not limited to) payment gateways, banks, telecommunications companies, eCommerce or point-of-sale providers, and media entities (such as broadcasters, social media firms and publishers). The type of partnership entered into with these firms determines the level of revenue share, for example, referral, reseller or white label reseller. Larger merchants can have their own mobile app strategy, and, in these cases, our merchant acquiror Channels promote the use of Rezolve technology embedded into their apps directly (using Rezolve’s SDK and mobile application libraries). All merchants are encouraged to use our Rezolve Experience Platform to create engagements with their end-customers, whether it is labelled with the brand of the Channel or our brand.

Competition

Our market is transforming, competitive and highly fragmented, and we expect competition to increase in the future. We believe the principal competitive factors in our market are:

•	proprietary actionable AI-engineered products and solutions focused on commerce;

•	simplicity and ease of use;

•	integration of multiple Channels;

•	breadth and depth of functionality;

•	pace of innovation;

•	ability to scale;

•	security and reliability;

•	support for brand development; and

•	brand recognition and reputation.

With respect to each of these factors, we believe that we provide a number of favorable offerings.

We believe no individual competitor or AI or LLM company offers an integrated, cloud-based commerce platform with comparable functionality to our eCommerce-specific AI platform with its fully conversational discovery experience and connects the upper and lower funnel journeys for an end-to-end user experience that is seamless and frictionless. However, certain competitors such as Shopify or BigCommerce or individual merchants with access to large numbers of consumers, may elect to piece together technology from other companies, including AI-driven search and relevance platforms or digital assistants such as Cohere or Zoovu, that overlaps with certain functions and features that we provide.

Current Operations

The core revenues generating part of our business relates to the sale of radio advertisements on Radio Group (a related party) radio stations through a single marketing agreement with the Radio Group.

Under the marketing agreement, ANY sells, supports and manages the advertising slots on the Radio Group stations, as well as seeks advertising customers and sets the pricing. Once an advertiser is identified, the number of seconds of airtime are agreed and the number of advertising spots confirmed.

An offer is then made to the advertiser, once agreed the advertiser signs the offer and payment terms agreed between Any and the advertiser, typically 30 days.

ANY generates revenue through the sale of radio advertising slots aired on stations in 18 cities across Germany reaching 1.6 million listeners per day in the transmission area.

ANY sells advertisement slots for 14 local radio stations; Antenne Bad Kreuznach, Germany One, Radio Frankfurt, Kaiserslautern, Landau, Trier, Pirmasens, Zweibrücken, Homburg, Neunkirchen, St.Wendel, Radio Holyday, Saarlouis, Idar-Oberstein.

Radio Frankfurt is the largest station with a reach of 15,000 listeners per hour and a peak audience of 432,000.

ANY has an established a network of advertisers of well-known brands, companies and dealers. Our customer relationships are long-term more than 25 advertisers spending more than $25,000 per annum on their clients including Zoom, Mastercard, Worldline and Aldi Supermarkets.

Rezolve acquired ANY to create an instant sales organization who have decades of experience in selling to major German advertisers and brands. By leveraging the relationships that the sales organization had with their customers, Rezolve has a clear path to upsell its technology to those very same advertisers rather needing to create a new sales organization which takes time and is often fraught with recruitment and training challenges and costs.

In addition, with the sale of radio advertising slots, Rezolve could incentivise advertisers to run Rezolve enabled radio advertising slots, using Rezolve audio watermarks and other triggers. We also believe we can demonstrate to other media owners the benefits of deploying Rezolve technology into their own broadcast platforms.

Rezolve services which are available to ANY customers and may drive future revenues:

GeoZone – powered by Rezolve:

•	Put a point on the map and share real-time personalized recommendations with your customers based on their location.

•

A customer enters a transparent GeoZone and immediately receives a notification with merchant’s offers on their smartphone, always matching their location, interests and preferences they previously indicated. They can interact immediately while on the go, reserve products, or even purchase directly using the buy it now option.

Image scan – powered by Rezolve:

•	Add a transparent “Rezolve” watermark to your ads, posters and other promotional materials.

•	A customer scans a poster with a transparent “Rezolve” watermark, has instant access to all your offers and can make a direct purchase with the Buy It Now option.

Transaction fees based on sales of ticketing for La Liga football events in Spain. Rezolve has a contract with La liga to run ticketing for all Spanish La Liga clubs. This allows us to generate revenue from individual clubs. Rezolve provides the ability for individuals to purchase tickets online using its technology. Rezolve has contracts with clubs including Sporting Gijon, Club Deportivo Leganes, Club Deportivo Sociedad and others.

Intellectual Property

Our intellectual property and proprietary rights are important to our business. In our efforts to safeguard them, we rely on a combination of copyright, trade secret, trademark, patent and other rights in jurisdictions in which we conduct our business. We also have confidentiality and/or license agreements with employees, contractors, merchants, distributors and other third parties that limit access to and use of our proprietary intellectual property. Though we rely, in part, upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, as well as the functionality and frequent enhancements to our platform, make our intellectual property rights difficult to replicate.

We have several US and international patents pending for our eCommerce-specific AI Platform and Language Model such as for its Hierarchical Data relations generator machine, which employs supervised learning models to analyze the product catalogue ingested to build a multidimensional relationship hierarchy that feeds the embedding process, and for its eCommerce Product categorization dictionary that analyzes the product title, images and description data to identify nested categories the product belongs to. Rezolve does this regardless of merchant specified categories which is only reinforced by Merchant provided categories to build a deep and wide category classification that aides the embedding process.

We have been issued trademark registrations in Canada, Japan, Mexico, China, Europe, the U.S. and the UK including the term “Rezolve.” We have pending patent applications in the U.S., Canada, China, Europe, Japan, South Korea, Mexico, and Hong Kong. We are subject to certain risks related to our intellectual property. For more information, see “Risk Factors—Risks Related to our Business and Industry.”

Marketing Agreement

On September 3, 2021, our German subsidiary, ANY, entered into an exclusive marketing agreement (the “Marketing Agreement”) with the Radio Group GmbH (a related party) and certain radio companies party thereto (collectively referred to as the “Radio Group”) to be the exclusive seller of radio advertising slots on the Radio Group’s radio stations. Under the Marketing Agreement, ANY is responsible for the sale of Radio Group radio advertising slots to advertisers. ANY sells and manages the advertising slots on the Radio Group stations, as well as seeks advertising customers and sets the pricing. The advertising slots are to be aired at a specific time which ANY sold to the advertisers.

ANY pays the Radio Group for any broadcasting costs such as the third-party carriage and transmission cost, plus a mark-up as well as any direct costs recharged by the Radio Group.

The ANY Marketing Agreement will expire upon the expiration of the respective radio company’s broadcasting license under media law which entitles the respective radio company to broadcast a radio program. If the media broadcasting license granted to the respective radio company is extended, the Marketing Agreement will be extended accordingly with the respective radio company. The Marketing Agreement may be terminated without notice for good cause. Good cause exists if (i) a radio company’s license to broadcast radio programs or the allocation of frequencies is withdrawn by the competent state media authorities or another competent supervisory authority; (ii) in the event of a sale of more than 50 per cent of ANY’s shares to a competitor of the Radio Companies; and (iii) insolvency or comparable proceedings are instituted against the assets of ANY or ANY is dissolved or liquidation proceedings are carried out.

Employees

As of December 31, 2022, we had 70 employees and 90 contractors. None of our employees is represented by a labor organization or is a party to a collective bargaining arrangement. We consider our relationship with our employees to be excellent.

Facilities

We are headquartered in London, England, United Kingdom. We do not own any real property. All of our employees based in the United Kingdom work remotely.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business online, many of which are still evolving and could be interpreted in ways that could harm our business. Concern about the use of SaaS platforms for illegal conduct, such as money laundering or to support terrorist activities, may in the future result in legislation or other governmental action that could require changes to our platform.

We are subject to laws and regulations that govern or restrict our business and activities in certain countries and with certain persons. We are currently subject to a variety of laws and regulations in the U.S., Mexico, the UK, Europe, India and elsewhere related to payment processing, including those governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. Depending on how our merchant solutions evolve, we may be subject to additional laws.

We are also subject to various laws, regulations, and obligations regarding privacy, data protection, and cybersecurity. Some jurisdictions require companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. We post on our website our privacy policy and terms of service, which describe our practices concerning the use, transmission and disclosure of merchant data and data relating to their customers. Any actual or perceived failure by us to comply with our posted privacy policy or laws, regulations, or obligations relating to privacy, data protection or cybersecurity could lead to investigations, inquiries, and other proceedings by governmental authorities, significant fines, penalties and other liabilities imposed by regulators, as well as claims, demands, and litigation by our merchants or their customers or other private actors, any of which could harm our business, financial condition, and results of operations. Laws, regulations, and other actual and asserted obligations relating to privacy, data protection and cybersecurity evolve rapidly and are subject to varying interpretations, and we may not be or may not have been compliant with such laws, regulations or obligations, and we may face allegations that our activities or practices are not or have not been, compliant with each such law, regulation or other obligation. Because our services are accessible worldwide, certain foreign jurisdictions have claimed and others may claim that we are required to comply with their laws, regulations, and obligations, including in jurisdictions where we have no local entity, employees or infrastructure. Working to comply with these varying international requirements could cause us to incur additional costs and change our business practices.

Further, our reputation and brand may be negatively affected by the actions of merchants or their users that are deemed to be hostile, offensive, inappropriate or unlawful. We do not monitor or review the appropriateness of the content accessible through merchants’ shops in connection with our services, and we do not have control over the activities in which merchants’ customers engage. While we have adopted policies regarding illegal or offensive use of our platform, merchants or their customers could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our merchant subscription base and harm our business and financial results. It is possible that we could also be subject to liability. In many jurisdictions, laws relating to the liability of providers of online services for activities of their customers and other third parties are currently being tested by a number of claims, including actions based on defamation, invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature of the relevant content. Any court ruling or other governmental regulation or action that imposes liability on providers of online services in connection with the activities of their customers or their customers’ users could harm our business. In such circumstances we may also be subject to liability under applicable law in a way which may not be fully mitigated by our terms of service. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our subscriber base and our financial results.

Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

REZOLVE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, “we,” “us,” “our” and “Rezolve” refer to Rezolve AI Limited and its subsidiaries prior to the consummation of the Business Combination and to Rezolve PLC and its subsidiaries following the consummation of the Business Combination.

The following discussion should be read in conjunction with the “Business of Rezolve,” “Selected Historical Consolidated Financial Data of Rezolve,” “Unaudited Pro Forma Consolidated Financial Information” and the Rezolve Financial Statements and related notes thereto included elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations and intentions, that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Forward-Looking Statements” and “Risk Factors.”

Overview

We are recognized8 to stand at the vanguard of the mobile commerce industry, providing an engagement platform, powered by cutting-edge artificial intelligence and machine learning. This platform empowers retailers, brands, and manufacturers to create robust, dynamic connections with consumers, transcending barriers of location and device, whether they are mobile or desktop. Harnessing the potential of AI, our platform fosters unprecedented mobile engagement, aiding businesses in their quest to reach their consumers in innovative ways. By leveraging the capabilities of mobile devices and personal computers—from cameras and microphones to location services and wireless connectivity—we bring the commercial experience directly into consumers’ hands. The hallmark of our platform is the integration of AI-driven systems, which simplify and enhance the purchasing process. Our technology enables merchants to understand their customers intent, provide the most relevant and helpful information to assist with their product selection and then enables them to complete transactions, access information, or contribute donations with a single tap on their device screen, depending on the context. This streamlined, seamless interaction, facilitated by the power of artificial intelligence, ensures an effortless and intuitive consumer experience. Since, the launch of our pilot platform, we believe we have harnessed the transformative potential of artificial intelligence, redefining the landscape of mobile commerce and engagement. As we continue to innovate, we remain committed to driving forward the digital commerce industry, shaping a future where technology and commerce intersect seamlessly for the benefit of both businesses and consumers.

Our platform allows for mobile engagement with merchants using our software to extend their business to consumers’ mobile devices and computers in innovative ways. By using a mobile device’s camera, microphone, location awareness, Bluetooth or Wi-Fi capabilities, our platform enables a user to make purchases, request information or make donations with only one tap on their screen, in certain circumstances. We deployed our pilot platform (which was developed prior to the Pre-Closing Demerger) in 2017.

We expect to commercialize the Rezolve platform in quarter 4 of 2023, initially in South America with Grupo Carso. We expect SDK/GeoZone revenues to increase significantly in 2024. Revenues from Brain are also forecast to begin in Q4 2023, increasing significantly in 2024. We also expect to generate revenues in late Q4 2023 in both Europe and India. North American revenues are forecast in Q1 2024.

Rezolve was incorporated in England and Wales as a private limited company on January 5, 2023 under the name Rezolve Group Limited with company number 14573691 and changed its name on June 5, 2023 to Rezolve AI Limited. Rezolve was re-registered as a public limited company on    , 2023. Rezolve Limited was incorporated in England and Wales as a private limited company on September 11, 2015 under the name Soul Seeker Limited with company number 09773823. Rezolve Limited changed its name in February 2016 to Powa Commerce Limited and to Rezolve Limited in March 2016.

[8]	Please see Rezolve Press Release dated July 25, 2023, available at https://www.rezolve.com/investors/britains- brain-heralds-new-era-of-commerce-enabled-ai/

We currently derive revenues through the following offerings:

•

The sale of radio advertisements by our subsidiary ANY to national advertisers, retailers and merchants in Germany. The purchased radio advertisements are then aired on the stations of the Radio Group (a related party) during time slots managed by ANY.

•	Transaction fees based on sales of ticketing for La Liga football events in Spain.

Management has assessed whether they believe there are events or conditions that give rise to doubt the ability of the Company to continue as a going concern for a period of twelve months after the preparation of the condensed interim carve-out consolidated financial statements. The assessment includes knowledge of the Company’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation there to.

As at June 30, 2023, Rezolve had a loan (Note 6.1) from Igor Lychagov of $4.2m which is currently in default. The loan was due to be repaid on the 31st of July 2023 including accrued borrowing fees of $1.4m. Rezolve is currently in negotiations with Mr. Lychagov regarding the default.

As a result of our losses and our projected cash needs combined with our current liquidity level, the Company’s ability to continue as a going concern is contingent upon successful execution of management’s intended plan over the next twelve months to improve the Company’s liquidity and profitability, which includes, without limitation:

•	Seeking additional capital through the issuance of debtor equity securities.

•	Generating revenue by execution of successful trials and long-term partner arrangements.

•	Increasing revenues from radio advertisement sales through our German subsidiary, ANY.

•	Reducing expenses by taking restructuring actions and reducing the number of employees and consultants.

•	Limiting capital expenditures.

Acquisitions

Any Lifestyle Marketing GmbH

On August 30, 2021, the Company acquired Any Lifestyle Marketing GmbH (“ANY”) from its shareholders including the Radio Group (a related party). ANY was incorporated on August 13, 2021. ANY was established to purchase the rights to sell services of the companies owned by Radio Group such as airtime advertisements. ANY’s business from incorporation is Radio Group’s predecessor marketing business prior to being “carved-out” and inserted into the newly formed company, ANY.

The Company acquired ANY by agreeing to issue 14,427,185 ordinary shares valued at $1.03 per share (the “consideration shares”). The shares were issued on February 11, 2022. Subject to completion having occurred then on August 30, 2022 (the “Settlement Date”):

•

if Rezolve was then publicly listed with a valuation of $1 billion or more, Rezolve was to pay $10 million in cash to the sellers of ANY and 9,708,738 of the consideration shares were to be reclassified as deferred shares,

•

if Rezolve was then publicly listed with a valuation of less than $1 billion, Rezolve was to pay $14.86 million in cash to the Sellers of ANY and all consideration shares were to be reclassified as deferred shares,

•

if Rezolve was not then publicly listed and had a valuation of $1 billion or more, Rezolve was to pay $9 million in cash to the sellers of ANY and 8,737,864 of the consideration shares were to be reclassified as deferred shares, and

•

if Rezolve was not then publicly listed and had a valuation of less than $1 billion, Rezolve was to pay $14.86 million in cash to the sellers of ANY and all of the consideration shares were to be reclassified as deferred shares.

If the Company failed to pay the cash in any of the above mentioned scenarios by the Settlement Date, the sellers of ANY could re-acquire the shares in ANY and their consideration shares would then be reclassified as deferred shares.

On June 10, 2022, the Company and the sellers of ANY entered into a Standstill Agreement, whereby the Settlement Date was extended to December 31, 2022.

In addition to the extension, the Company agreed to pay the sellers of ANY €70,000 monthly in each of the four months from September 2022 to December 2022, provided the Company was not yet listed on an internationally recognized stock exchange.

On December 28, 2022, the legal ownership of ANY reverted back to the sellers of ANY, the consideration shares were reclassified as deferred shares, and further negotiations took place between the sellers of ANY and the Company. On May 24, 2023, the sellers of ANY and the Company agreed that the Company could re-acquire the shares in ANY as soon as practicable after listing of Rezolve’s Ordinary Shares and on completion of the purchase, the deferred shares held by the sellers of ANY are to be reclassified as Ordinary Shares. If the sellers of ANY elect within 14 days of the listing of Rezolve’s Ordinary Shares, Rezolve must pay the sellers of ANY $5 million within 60 days after such election and upon such payment 4,854,368 of the consideration shares (as adjusted as a result of the Pre-Closing Demerger) held by those sellers will be reclassified as deferred shares. If Rezolve fails to make such payment, the sellers of ANY may reverse the acquisition.

If the Company does not consummate the Business Combination by November 30, 2023, the sellers of ANY may terminate the acquisition of ANY. The sellers of ANY may sell up to EUR two million (equivalent to $2,161,600) of their consideration shares within 60 days of the listing to existing shareholders of Rezolve. If the sellers of ANY do not find an interested buyer in the shares within 60 days, the sellers may elect within 14 days after that 60-day period that Rezolve pays the sellers EUR two million (equivalent to $2,161,600) within 10 business days and upon such payment 2,098,640 of the consideration shares (as adjusted as a result of the Pre- Closing Demerger) held by those sellers will be reclassified as deferred shares. If Rezolve fails to make such payment, the sellers of ANY may reverse the acquisition.

ANY was determined to be a variable interest entity with Rezolve to be the primary beneficiary in accordance with the provisions of ASC 810 from August 30, 2021. During the period from the negotiations entered into with the sellers of ANY in December 2022 and indefinitely thereafter, the Company continues to:

•

Have the power to direct ANY in a manner which most significantly impacts its economic activity, by having Rezolve’s chief executive officer and chief commercial officer execute all decisions regarding strategy, budgets and marketing,

•	the right to absorb any gains, and

•	the obligation to absorb any losses, via requirement to fund ANY for any cash or working capital shortfalls.

Key Factors Affecting Our Performance

We believe our future performance will depend on many factors, including the following:

•	Growth from Transactions: Our growth depends on SaaS subscription fees and commissions earned from merchant’s transactions with their customers.

•

New Merchant Acquisition: Our growth depends in part on our ability to attract merchants to our platform. A key avenue of merchant acquisition is through strategic agreements with our Channels with world class organizations including in India, Mexico, Europe and the U.S. These strategic agreements with our Channels promote the Rezolve technology to their broad base of users. New merchant acquisitions are a key to scaling our platform. As a result of the recently signed agreements with our Channels in various regions, we expect that we will be able to obtain a merchant base.

•

Successful Expansion to Additional Geographies: We believe our platform can compete successfully in various geographic regions. This includes regions of the world where we have previously had a presence. We plan to add local sales support in further select international markets over time to support our growth. Specifically, we are putting efforts into expanding our sales operations and opportunities in India, Mexico, Europe and the U.S. which we view as significant opportunities and where we previously had a presence prior to our strategic decision to concentrate resources on the Asia-Pacific region.

•

Merchant Retention and Expansion: We care deeply about merchants. Our commitment to their success, we believe, increases retention and likelihood of expanding their activity on our platform. Supporting merchants begins with enhancing both the shopper and the merchant experience. We believe our core capabilities that focus around incentivizing customer loyalty, providing data insights, and allowing user friendly features such as mobile vouchering and payments (both on and offline) help us attract and retain a wide range of merchants. The effectiveness in attracting and retaining merchants’ sales is a critical component of our revenue growth and operating results.

•

Offering and service enhancement: We intend to continue investing in the capabilities of our offerings and services to deliver better value for our users and merchants and address new market opportunities. Additionally, we will work to perfect our platform services, including Instant Act, Instant Checkout, SmartLinks, SmartCodes and the use of watermarking technology for anti- counterfeiting.

•

Growth through Mergers & Acquisitions: The growth of our business can be supported by a successful merger agreement with a SPAC and access to financing through capital markets. Additionally, our growth may be supported by acquisitions of businesses where management identifies synergistic growth opportunities.

Components of our Results of Operations

Revenues

The core revenues generating part of our business relates to the sale of radio advertisements on the Radio Group (a related party) radio stations through a single marketing agreement. In addition to the sale of radio advertisements, we generate transaction revenues through the sale of ticketing of football events using our technology with La Liga in Spain.

Our future strategy focuses on providing a technology platform to merchants in order to facilitate outreach to consumers. Triggers are generated when our platform prompts customer’s mobile devices to interact with merchants using geo-zones, audio and image watermarks, beacons and QR codes. Merchants are billed on a monthly basis for the services rendered.

Operating Expenses

Operating expenses consist of cost of revenues, employee benefit expenses, consultancy expense, sales and marketing expenses, business development expenses, general and administrative expenses, and depreciation and amortization.

•	Cost of revenues: Our cost of revenues consist primarily of the materials and consumables, as well as purchased airtime and distribution of radio advertisements sold in Germany.

•

Sales and marketing: Costs primarily consist of costs incurred by the group for marketing of radio advertisements in Germany, promoting our platform and services, consulting fees as well as salaries, pension contributions and share-based compensation for sales and marketing employees.

•

General and administrative: Costs consist primarily of finance, legal, listing and other non-specific costs as well as salaries, pension contributions, share-based compensation for employees and non- recurring share-based payments for non-employees. General and administrative also consists of payments made to developers who contract with Rezolve, fees and share-based compensation for directors, as well as business development expenses for our investments in Rezolve China by Rezolve Limited.

•

Depreciation and amortization: primarily consists of amortization of a customer list and acquired information technology intangible assets as well as depreciation of fixed tangible assets. We note that all software development expenditure up until the end of December 2022 has been expensed.

•	Other operating expenses: consists of an impairment of accounts receivable in the year ended December 31, 2022.

•

Impairment of Goodwill: Impairment of goodwill in the year ended December 31, 2022 consists of the impairment charge in the Company’s German business, ANY. Management determined that indicators of impairment of goodwill existed when future operating profits and cash flows were revised to be lower than initially anticipated when ANY was acquired in 2021. In the year ended December 31, 2022, a goodwill impairment loss of $7.4 million was recognized in the German reporting unit, ANY. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

Interest expense

Interest expense consists primarily of costs associated with convertible debt. The group currently has no bank debt and no banking facilities which would incur interest.

Other Non-Operating Income (Expense)

Other non-operating income/ (expense), net consists of foreign exchange loss and research and development credits. Foreign exchange loss primarily consists of the revaluation of local currency bank ledger balances not denominated in U.S. dollars. Research and development credits primarily consists of activities related to government tax incentives on technology spent on certain operational activities in UK.

Income Tax Benefit

Income tax benefit consists primarily of the realization of a deferred tax liability, net of current income taxes payable related to the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. We have not recognized any deferred tax assets in any of the periods under review.

Results of Operations for the year ended December 31, 2022.

The following tables set forth our consolidated statements of operations in dollar amounts and as a percentage of total revenues for each period presented:

	Year Ended December 31,
	2022	2021
Revenues
Radio advertisements	$11,764,183	$3,842,207
Other	115,160	62,367

Total revenues	11,879,343	3,904,574

Operating expenses
Cost of revenues	5,604,129	1,741,022
Sales and marketing expenses	6,827,211	2,312,496
General and administrative expenses	91,604,396	36,654,289
Other operating expenses	334,952	—
Depreciation and amortization expenses	742,113	460,491
Impairment of goodwill	7,418,302	—

Total operating expenses	112,531,103	41,168,299

Operating loss	(100,651,760)	(37,263,725)

Other expenses
Interest expense	(3,884,698)	(301,594)
Other non-operating income (expense), net	315,574	(180,911)

Total other expenses	(3,569,124)	(482,505)

Loss before taxes	(104,220,885)	(37,746,230)

Income tax benefit	115,447	26,755

Net loss for the year	$(104,105,438)	$(37,719,475)

Comparison of year ended December 31, 2022 and 2021

Revenues

The following shows total revenues from sale of radio advertisements and ticketing transactions for the year ended December 31, 2022, as compared to the year ended December 31, 2021:

	Year Ended December 31,		Change
	2022	2021	$	%
Revenues
Radio advertisements	$11,764,183	$3,842,207	$7,921,976	206%
Other	115,160	62,367	52,793	85%

Total revenues	$11,879,353	$3,904,574	$7,974,769	204%

Revenues increased from $3.9 million for the year ended December 31, 2021 as compared to $11.9 million for the year ended December 31, 2022 is primarily attributable to the sale of Radio advertisements representing a full year of ownership of ANY compared to four months in 2021.

In the year ended ended December 31, 2022 and 2021, ANY recognized $2.9m and $0.3 million of barter revenue.

We currently generate a significant portion of our revenue from a single marketing agreement with the Radio Group (a related party) from which we expect to generate most of our revenues in the near future.

Approximately 99% and 98% of our revenue was derived from sales of radio advertisements through Radio Group for the fiscal years ended December 31, 2022 and 2021, respectively, and we anticipate that a significant portion of our revenue will continue to be derived from sales through the marketing agreement in the foreseeable future. The terms and conditions of the marketing agreement with Radio Group permit Radio Group to terminate the Company’s ability to sell customers radio advertisements on a Radio Group radio station at any time (subject to notice and certain other provisions). Accordingly, the sudden loss of the Radio Group, the renegotiation of the marketing agreement, a substantial reduction in customer orders, failure to exercise customer options, inability to perform under contracts or significant deterioration in its condition could harm our business, results, operations and condition. If we fail to perform under the terms of the marketing agreement, the Radio Group could seek to terminate this agreement and/or pursue damages against us, including liquidated damages in certain instances, which could harm our business.

Because we rely on single agreement for a significant portion of our revenues, we depend on the operational effectiveness of the Radio Group. If the financial condition of Radio Group declines, our credit risk could increase. Should the Radio Group declare bankruptcy, be declared insolvent or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, this could adversely affect our ongoing revenues, the collectability of our accounts receivable and our net income.

Operating Expenses

The following shows operating expenses for the year ended December 31, 2022, as compared to the year ended December 31, 2021:

	Year Ended December 31,		Change
	2022	2021	$	%
Operating expenses
Cost of revenues	$5,604,129	$1,741,022	$3,863,106	222%
Sales and marketing expenses	6,827,211	2,312,496	4,514,716	195%
General and administrative expenses	91,604,396	36,654,289	54,950,107	150%
Other operating expenses	334,952	—	334,952	100%
Depreciation and amortization expenses	742,113	460,491	281,622	61%
Impairment of goodwill	7,418,302	—	7,418,302	100%

Total operating expenses	$112,531,103	$41,168,299	$71,362,804	173%

Percentages have been rounded for presentation purposes and may differ from unrounded results.

Cost of Revenues

Cost of revenues have increased by $3.9 million, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This was primarily due to a full year of ownership of ANY for the year ended December 31, 2022, compared to four months of ownership in 2021, as well as an impairment of inventory of $0.7 million.

Sales and Marketing Expenses

Sales and marketing expenses increased by $4.5 million, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This was primarily due to an increase in advertisement costs of $2.7 million under a full year of ownership of ANY compared to four months in 2021, an increase in employee salaries and consultancy fees of $0.6 million and $0.8 million, respectively, due to an increased number of employees and consultants from the Company’s increased promotion of its platform. The Company incurred share-based payments of $0.4 million due to the grant of employee share options in November 2022.

General and Administrative Expenses

General and Administrative expenses increased by $55.0 million, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This was primarily related due to an increase $2.9 million in exceptional costs related to legal and audit costs due to Rezolve’s planned listing, an increase in business development expenses of $1.9 million reflecting the costs incurred by Rezolve Limited in funding our platform activities in China, and an increase employee salary and consultancy charges of $2.8 million and $3.8 million, respectively. Share-based payments to employees increased by $1.7 million due to a grant in November 2022, and by $26.3 million for share-based payments to related parties due to a grant to DBLP Sea Cow and directors of the Company, an increase in share-based payments of $15.0 million to consultants, and a decrease in share- based payments for non-compete arrangements to a former owner. Other general and administrative expenses increased by $1.5 million due to the Company’s increased activities and operations.

Other operating expenses

Other operating expenses increased by $0.3 million due to an impairment of accounts receivable.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased by $0.3 million, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This was primarily due to a customer list intangible asset acquired in 2021 as part of the acquisition of ANY.

Impairment of goodwill

Impairment of goodwill in the year ended December 31, 2022 increased by $7.4 million primarily due to the impairment charge in ANY. We determined that indicators of impairment of goodwill existed when future operating profits and cash flows were revised to be lower than initially anticipated when ANY was acquired in 2021. In the year ended December 31, 2022, a goodwill impairment loss of $7.3 million was recognized in ANY. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

Other Expenses

The following shows interest expense and other non-operating income for the year ended December 31, 2022, as compared to the year ended December 31, 2021:

	Year ended December 31,		Change
	2022	2021	$	%
Other expenses
Interest expense
	$3,884,698	$301,594	$3,583,104	1188%
Other non-operating (income) expense, net	(315,572)	180,911	(496,485)	—

Total other expense, net	$3,569,124	$482,505	3,086,619

Interest expense increased by $3.6 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021. This was primarily due to a full year of drawing down the convertible loan notes issued in December 2021.

Other non-operating (income) expense decreased by $0.5 million for the year ended December 31, 2022 as compared to the year ended December 31, 2021, this is due to a decrease in foreign exchange losses of $0.5 million.

Operating Losses

Operating losses increased from $37.3 million for the year ended December 31, 2021 million to $100.7 million for the year ended December 31, 2022. This was due to an increase in Operating expenses from $41.2 million for the year ended December 31, 2021 to $112.5 million for the year ended 31 December, 2022, partially offset by an increase of Revenues from $3.9 million for the year ended December 31, 2021 to $11.9 million for the year ended December 31, 2022. The drivers of increased Operating expenses and Revenues are as detailed above.

Key Business Metrics

In addition to information related to our financial performance, we regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We discuss revenues below under “—Components of Results of Operations.” Period-on-period revenues growth, EBITDA and total number of merchants are discussed immediately below the following table. The following financial metrics are used by management to monitor and analyze the operational performance of our business.

•

Airtime and Advertisements: Total number of seconds aired reflects the summation of the airtime, of all radio advertisements aired in a calendar year. Total number of advertisements is the summation of radio advertisements aired in a calendar year Management track the number of advertisements and total airtime as indicators of customer volumes and as key drivers of revenue.

•

Ticketing: Total Ticketing revenue transactions reflect the number of loyalty card transactions in a calendar year, loyalty is linked to the consumers football ticket. We track ticketing transactions as an indicator of customer transactions and as a key driver of revenues.

Rezolve believes that the presentation of key business metrics provide important supplemental information to management and investors of the business trends and drivers of the Company’s operations. Management uses these key business measures to track and evaluate operating performance, the metrics above provide additional useful measures of the Company’s operating performance and facilitate comparisons of the Company’s core operating performance against prior periods and its business model objectives.

	Year Ended December 31,
	2022	2021
Operational and Other Data:
Financial
Period-on-period revenues growth (%)	204%	n/a
Revenues	$11,879,343	$3,904,574
Radio Advertising Revenues	11,764,183	3,842,207
Transaction Fee Revenues	115,160	62,367
EBITDA	$(99,594,074)	$(36,984,144)
Operational
Total number of seconds aired	1,807,288	2,252,799
Total number of advertisements sold	92,529	103,310
Total ticketing revenues transactions	37,142	—

Period-on-period revenues growth (%)

We define period-on-period revenues growth as a percentage change for revenues derived from merchants between different periods.

EBITDA

We define EBITDA as net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles. EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. Although it is frequently used by investors and securities analysts in their evaluations of companies, EBITDA has limitations as an analytical tool, including:

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	EBITDA does not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and

•	other companies may calculate EBITDA differently than we do.

We compensate for the inherent limitations associated with using EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of EBITDA and to the most directly comparable GAAP measure, net income (loss).

The table below provides a reconciliation of our net income (loss) to EBITDA:

	Year Ended December 31,
	2022	2021
Net income (loss)	$(104,105,438)	$(37,719,474)
Add (subtract)
Interest expense	3,884,698	301,594
Provision for income tax expense (benefit)	(115,447)	(26,755)
Depreciation and amortization	742,113	460,491

EBITDA	$(99,594,074)	$(36,984,144)

We have booked transaction-related costs in each of the years ended December 31, 2022 and December 31, 2021. PCAOB audit and U.S. legal counsel costs for the periods under review have been accrued as incurred in the year ended December 31, 2022.

Adjusted EBITDA

We define Adjusted EBITDA as EBITDA adjusted for unrealized foreign exchange gains (losses), impairment of goodwill and other assets, business development expenses, warrants issued and share-based compensation. Although it is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;

•	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of Adjusted EBITDA and to the most directly comparable GAAP measure, net income (loss).

Rezolve believes that the presentation of adjusted EBITDA provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition, results of operations and the valuation of the Company.

Adjusted EBITDA is used by management to understand and track underlying earnings performance by excluding one-time and non-recurring costs. The company believe it is appropriate to exclude theses costs from Adjusted EBITDA as they relate to:

•	Investments made in the China Business;

•	One-time impairments of the Taiwan and German businesses;

•	Share based compensation related to non-recurring capital raising activities;

•	Share based compensation related only to initial employees; and

•	Unrealized foreign exchange (gain)/loss are one-time costs

Internally adjusted EBITDA and contribution margin by reportable segment are significant measures used by management for purposes of:

•	Supplementing the financial results and forecasts reported to the Company’s board of directors;

•

Evaluating the operating performance of which includes direct and incrementally controllable revenue and costs of operations but excludes items considered by management to be non-cash or non-operating; and

•	Establishing internal operating budgets and target

Expenses

•	Business development expenses reflect the costs incurred by Rezolve Limited in funding our platform activities in China.

•

Share based compensation issued to related parties represents for the year ended December 31, 2022 represents share based compensation of $33.4 million issued to a related-party organization (DBLP Sea Cow Ltd) and $6.2 million of share-based compensation related to two directors of Rezolve Limited. For the year ended December 31, 2021 the charge represents a share-based payment of $13.2 million paid to the CEO. DBLP Sea Cow Limited is wholly legally owned by Daniel Wagner and is wholly beneficially owned by John Wagner. These fees were paid primarily in relation to capital raising activities.

•

Share based compensation for consultancy expenses relate to shares issued to consultants for advisory services. These fees were paid primarily in relation to capital raising activities in 2022 and for promotional activities in Taiwan in 2021.

All of these costs are recorded within General and Administrative expenses.

The table below provides a reconciliation of our net income (loss) to Adjusted EBITDA:

	Year Ended December 31,
	2022	2021
Net income (loss)	$(104,105,438)	$(37,719,474)
Add (subtract)
Interest expense	3,884,698	301,594
Provision for income tax expense (benefit)	(115,447)	(26,755)
Depreciation and amortization	742,113	460,491
EBITDA	$(99,594,074)	$(36,984,144)
Add (subtract)
Unrealized foreign exchange (gain) loss	(277,838)	714,914
Impairment of goodwill	7,418,302	—
Impairment of prepayments and other current assets	731,940	—
Impairment of accounts receivable	334,952	—
Business development expenses	7,136,168	5,207,046
Share based compensation issued to related parties	39,501,701	13,227,220
Share based compensation for consultancy services	18,417,816	3,460,799
Employee and Other Share-based compensation	2,115,015	1,029,779
Adjusted EBITDA	$(24,216,018)	$(13,344,386)

Total Number of Merchants

In the future, we believe that the size of our merchant base will be an indicator of our market penetration and that the number of merchants that we transact with within a period will be an indicator of the growth of our business. We expect to calculate the number of merchants for each period as the total number of separate merchants we transacted with during the period.

Employee share based compensation

Employee shares have significant restrictions including management’s and or the board’s rights to cancel the shares any time, restrictions on right to transfer, to vote and cumulative dividends. Considering the restrictions imposed on these shares, these shares are considered to be ungranted to the employees. Management expects to amend the articles of incorporation of the Company to remove these restrictions prior to the completion of the Demerger. After removal of such restrictions, it is expected that the employee shares will trigger a “grant date” as defined in ASC 718 and be fully vested. If such restrictions had been removed as at December 31, 2022, the Company estimates the total share-based payment expense to have been recognized immediately for the grant of 58,315,800 employee shares to be $71,728,434. This estimate uses a fair value per employee share of $1.23 based on a recent funding of the Company at $1.23 per Ordinary share and an exercise price of £0.0001 for each employee share.

Balance Sheet Information

The following table sets forth our unrestricted cash and cash equivalents on our balance sheet and undrawn amounts under our revolving credit facility as of December 31, 2022 and December 31, 2021:

	Year Ended December 31,
	2022	2021
Unrestricted cash and cash equivalents	$41,709	$2,690,024
Undrawn convertible notes	—	17,500,000

Available liquidity	$41,709	$20,190,024

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2022	2021
Net cash used in operating activities	$(26,762,920)	$(20,444,886)
Net cash used in investing activities	(25,973)	(117,936)
Net cash provided by financing activities	23,999,920	18,785,517
Effect of exchange rate changes on cash and cash equivalents	140,658	(84,440)

Net (decrease) increase in cash and cash equivalents	$(2,648,315)	$(1,849,875)

Operating Activities

Net cash used in operating activities was $26.8 million for the year ended December 31, 2022, which resulted from a net loss of $104.1 million from operating activities, adjusted for non-cash items such as share- based compensation of $60.0 million, $7.4 million impairment of goodwill, impairments of $1.1 million, interest expense of $3.9 million and of changes in working capital of $4.6 million primarily due to an increase in trade payables and accrued liabilities of $4.6 million.

Financing Activities

Net cash provided by financing activities of $24.0 million for the year ended December 31, 2022 was due to proceeds from issuance of convertible loans of $21.5 million and $2.5 million from proceeds from issuance of ordinary shares.

Debt Obligations

We have debt outstanding to DBLP Sea Cow Limited (a company incorporated in the Seychelles) (“DBLP”), which is wholly legally owned by Daniel Wagner and beneficially owned by John Wagner, in the amounts of $175,000 and $477,077, an aggregate of $652,077. There are no formal loan documents in place and no interest is payable.

In addition, we have a secured convertible Loan Note Instrument in respect of $39,625,000 in aggregate principal amount of loan notes of $1.00 each in the capital of Rezolve.

Off-Balance Sheet Arrangements

As of December 31, 2022, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

The Rezolve Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing the Rezolve Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in the Rezolve Financial Statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in Note 2, “Basis of presentation and summary of significant accounting policies” in the Notes to the Rezolve Financial Statements included elsewhere in this prospectus. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Rezolve Financial Statements.

The carve-out consolidated financial statements of Rezolve AI Limited and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (the “Carve-out Consolidated Financial Statements”). The Carve-out Consolidated Financial Statements have been prepared using the United States Dollar as the reporting currency.

The Carve-out Consolidated Financial Statements include the financial statements of Rezolve AI Limited, Rezolve Limited, its consolidated subsidiaries and any variable interest entity in which we are the primary beneficiary, with the exception of the subsidiaries Rezolve Information Technology (Shanghai) Co., Ltd. (“Rezolve China”) and Rezolve China’s subsidiary Nine Stone (Shanghai) Ltd (“Nine Stone”) (collectively, the “China Business”).

In response to the lack of available audit evidence from counterparties to complete audit procedures related to the operations of Rezolve Shanghai, the Company’s directors approved a plan to abandon its operations in China completely on January 3, 2023. Subsequently, on January 5, 2023, the Company’s directors approved an application to the United Kingdom (the “UK”) tax authorities requesting tax clearance for a solvent demerger (the “Demerger”) of the Company under section 110 of the UK Insolvency Act, 1986 which clearance was subsequently granted. The Demerger involves establishing a new holding company, Rezolve AI Limited (“Rezolve AI”), which will acquire specified assets of Rezolve Limited and issue shares for distribution to the existing shareholders in Rezolve Limited in a tax-efficient manner. Assets relevant to the simplified structure in the Company will be segregated and transferred to Rezolve AI. The assets related to the Chinese business which include Rezolve Information Technology (Shanghai) Co. Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd will not be transferred to Rezolve AI. Rezolve AI will end up with the same business as the existing Rezolve Limited but without the Chinese business. If a contract is not assignable it will have to be novated from Rezolve Limited to Rezolve AI. It is anticipated that the Demerger will be completed before the completion of the business combination with Armada, which will be effected with Rezolve AI instead of Rezolve Limited. The listed company will consist of Rezolve AI and its subsidiaries, which will legally not include Rezolve Shanghai directly or indirectly.

These Carve-out Consolidated Financial Statements have been prepared on the basis that the Demerger was completed retrospectively on December 31, 2020, and thus reflects the predecessor company prior to completion of the Demerger. They are prepared on a carve-out basis. Investments made in the China Business by Rezolve Limited in the People’s Republic of China for the years ending December 31, 2022 and 2021 have been presented as “Business development expenses” in the Company’s Consolidated Statement of Operations in accordance with Staff Accounting Bulletin Topic 1-B1, Costs reflected in historical financial statements.

Revenue from Contracts with Customers

Under ASC 606, the Company determines revenue recognition through the following steps:

•	Identifying the contract, or contracts, with the customer;

•	Identifying the performance obligations in the contract;

•	Determining the transaction price;

•	Allocating the transaction price to performance obligations in the contract; and

•	Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

Radio Advertisements (Germany)

The Company earns revenue in Germany through its subsidiary, ANY which was acquired on August 30th, 2021 (refer to Note 15 - Business Combination) from the Radio Group (a related party) (“the Sellers”). ANY has a contract (“the marketing agreement”) with the Radio Group to be the exclusive provider of radio advertisements on the Radio Group’s stations. Under the marketing agreement, ANY advises, supports and manages the advertising slots on the Radio Group stations, as well as seeks advertising customers and sets the pricing.

In exchange for the consideration which Rezolve agreed to provide to the Radio Group for the acquisition of ANY, Rezolve (through ANY) obtained the Radio Group customer list and most importantly, has sole control of the radio advertising slots on the Radio Group stations since no other party may sell those slots. ANY’s customers include national advertisers, retailers and merchants.

ANY’s performance obligation to its customers is to broadcast the radio advertisements on a Radio Group radio station during a specific advertising slot. As there is another party (Radio Group) involved with the providing of the service to the customer, the Company concluded that it is the Principal in the arrangement since it controls, directs the use of and obtains substantially all of the benefits of the advertising slots, carries inventory risk and has the discretion to set the pricing. The Radio Group’s responsibility is to air the advertisements sold by ANY and remits payments received from ANY’s customers. In exchange for the advertising slots, the Radio Group recharges ANY its fixed third party broadcast and carriage costs with a mark-up.

Customers are billed as the advertisements are broadcasted. Revenue is recognized in accordance with ASC 606 “Revenue from Contracts with Customers” at the point in time when the promised services are performed.

Barter transactions

In the broadcasting industry, companies sometimes utilize trade or barter agreements that exchange advertising time.

Advertising barter revenue is derived from an exchange of radio advertising slots, to be broadcast on the Radio Group’s airwaves. Instead of receiving cash for broadcasting the radio advertising slot, ANY receives advertisements on a radio or television station, in a magazine, newspaper or on a taxi. The revenue is recognized as the radio advertising slots are aired, in the same pattern as the Company’s normal cash spot revenue is recognized.

The Company values barter transactions at the fair value of the advertisements received which is equivalent to the fair value of the advertisements forgone in accordance with ASC 845 - Nonmonetary transactions.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 3 to the Rezolve Financial Statements included elsewhere in this filing.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have no interest rate risk, as the interest rate on our senior secured convertible loan notes is fixed, and the accrued interest converts into ordinary shares upon completion of a listing on a recognized stock exchange.

As of December 31, 2022, the principal amount outstanding of our senior secured convertible loan notes was $24.0 million. We carry the senior secured convertible loan notes at face value on our consolidated balance sheets. We do not have any material debt issuance costs.

Foreign Currency Risk

All of our revenue is denominated in the Euro (“EUR”) since our sales are primarily in Germany. Based upon our level of operations for the year ended December 31, 2022, a sensitivity analysis shows that a 10% appreciation or depreciation in the EUR against the dollar would have increased or decreased, respectively, our revenue for the years ended December 31, 2022 and 2021 by approximately $1.2 million and $0.3 million respectively.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Credit Risk

Cash and cash equivalents, other receivables, and accounts receivable are potentially subject to credit risk concentration. We have not experienced any material losses related to these concentrations during the years presented. We are in the process of spreading deposit risk across a number of financial institutions rated AA+ or AAA.

Results of Operations for the six months ended June 30, 2023

The following tables set forth our consolidated statements of operations in dollar amounts and as a percentage of total revenues for each period presented:

	Six months ended June 30,
	2023	2022
Revenues
Radio advertisements	$4,557,578	$5,650,303
Other	46,764	31,395

Total revenues	4,604,332	5,681,698

Operating expenses
Cost of revenues	2,334,088	2,770,192
Sales and marketing expenses	5,509,407	2,970,931
General and administrative expenses	11,112,591	31,722,643
Other operating expenses	785,000	348,462
Depreciation and amortization expenses	379,900	373,834
Impairment of customer list	5,612,167	—
Impairment of goodwill	1,080,110	44,438

Total operating expenses	26,813,263	38,230,500

Operating loss	(22,208,931)	(32,548,802)

Other expenses
Interest expense	(4,106,733)	(1,347,758)
Other non-operating income (expense), net	269,510	(587,878)

Total other expenses	(3,837,223)	(1,935,636)

Loss before taxes	(26,046,154)	(34,484,438)

Income tax benefit	1,477,389	80,244

Net loss for the year	$(24,568,765)	$(34,404,194)

Comparison of Six months ended June 30, 2023 and 2022

Revenues

The following shows total revenues from sale of radio advertisements and ticketing transactions for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022:

	Six months ended June 30,		Change
	2023	2022	$	%
Revenues
Radio advertisements	$4,557,568	$5,650,303	$(1,092,735)	(19)%
Other	46,764	31,395	15,369	49%

Total revenues	$4,604,332	$5,681,698	$(1,077,366)	(19)%

Revenues decreased from $5.7 million for the half year ended June 30, 2022 as compared to $4.6 million for the half year ended June 30, 2023 is primarily attributable to lower sales of radio advertisements.

In the six months ended June 30, 2023 and 2022, ANY recognized $0.6m and $1.6 million of barter revenue.

We currently generate a significant portion of our revenue from a single marketing agreement with the Radio Group (a related party) from which we expect to generate most of our revenues in the near future. Approximately 99% and 98% of our revenue was derived from sales of radio advertisements through Radio Group for the six months ended June, 2023 and 2022, respectively, and we anticipate that a significant portion of our revenue will continue to be derived from sales through the marketing agreement in the foreseeable future. The terms and conditions of the marketing agreement with Radio Group permit Radio Group to terminate the Company’s ability to sell customers radio advertisements on a Radio Group radio station at any time (subject to notice and certain other provisions). Accordingly, the sudden loss of the Radio Group, the renegotiation of the marketing agreement, a substantial reduction in customer orders, failure to exercise customer options, inability to perform under contracts or significant deterioration in its condition could harm our business, results, operations and condition. If we fail to perform under the terms of the marketing agreement, the Radio Group could seek to terminate this agreement and/or pursue damages against us, including liquidated damages in certain instances, which could harm our business.

Because we rely on single agreement for a significant portion of our revenues, we depend on the operational effectiveness of the Radio Group. If the financial condition of Radio Group declines, our credit risk could increase. Should the Radio Group declare bankruptcy, be declared insolvent or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, this could adversely affect our ongoing revenues, the collectability of our accounts receivable and our net income.

Operating Expenses

The following shows operating expenses for the six months ended June 30, 2023, as compared to the year ended June 30, 2022:

	Six months ended June 30,		Change
	2023	2022	$	%
Operating expenses
Cost of revenues	$2,334,088	$2,770,192	(436,104)	(16)%
Sales and marketing expenses	5,509,407	2,970,931	2,538,476	85%
General and administrative expenses	11,112,591	31,722,643	(20,610,052)	(65)%
Other operating expenses	785,000	348,462	436,538	125%
Depreciation and amortization expenses	379,900	373,834	6,066	2%
Impairment of customer list	5,612,167	—	5,612,167	100%
Impairment of goodwill	1,080,110	44,438	1,035,672	2,331%

Total operating expenses	$26,813,263	$38,230,500	$(11,417,237)	(30)%

Percentages have been rounded for presentation purposes and may differ from unrounded results.

Cost of Revenues

Cost of revenues have decreased by $0.4, million, for the six months ended June 30, 2023, compared to the half year ended June 30, 2022. This was primarily due to the impact of margin pressure on radio advertisements of $0.4 million, offset by the write-down of inventory in Taiwan of $0.8 million in June 2022.

Sales and Marketing Expenses

Sales and marketing expenses increased by $2.5 million, for the six months ended June 30, 2023, compared to the half year ended June 30, 2022. Share-based payments to employees increased by $3.3 million due to a grant in November 2022 which continues to vest in the six months ending June 30, 2023, offset by a reduction in sales and marketing expenses in ANY of $0.4m.

General and Administrative Expenses

General and Administrative expenses decreased by $20.6 million, for the six months ended June 30, 2023, compared to the half year ended June 30, 2022. This was primarily due to a decrease in share-based payments to consultants of $13.8 million, a decrease in business development expenses of $4.5 million reflecting the costs incurred by Rezolve Limited in funding our platform activities in China and a decrease of $3.0 million in exceptional costs related to legal and audit costs due to Rezolve’s planned listing offset by an increase in share-based payments to employees of $1.5 million due to a grant in November 2022.

Other operating expenses

Other operating expenses increased by $0.4 million due to an impairment of loans receivable of $0.8 million in the six months ended June 30, 2023 when compared to the impairment of accounts receivable of $0.3 million in the six months ended June 30, 2022.

Depreciation and Amortization Expenses

Depreciation and amortization expenses remained unchanged.

Impairment of customer list

Impairment of customer list in the six months ended June 30, 2023 related to the operations of Any impacted by lower revenues. The fair value of the customer list was estimated using the present value of expected future cash flows.

Impairment of goodwill

Impairment of goodwill in the six months ended June 30, 2023 related to the operations of Any impacted by lower revenues. Impairment of goodwill in the six months ended June 30, 2022 related to the reduction of operations in Taiwan. The fair value of the reporting units was estimated using the present value of future cash flows.

Other Expenses

The following shows interest expense and other non-operating income for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022:

	Six months ended June 30,		Change
	2023	2022	$	%
Other expenses
Interest expense	$4,106,733	$1,347,758	$2,758,975	205%
Other non-operating (income) expense, net	(269,510)	587,878	(857,388)	(146)

Total other expense, net	$3,837,223	$1,935,636	$1,901,587	98%

Interest expense increased by $2.8 million for the six months ended June 30, 2023 as compared to the six months June 30, 2022. This was primarily due to higher interest-bearing loans to related parties and a higher convertible debt balance in the six months ended June 2023.

Other non-operating (income) expense increased by $0.9 million for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, this is due to a decrease in foreign exchange losses of $0.3m and an increase Research and Development tax credits of $0.5m.

Operating Losses

Operating losses decreased from $32.5 million for the six months ended June 30, 2022 to $22.2 million for the six months ended June 30, 2023. This was due to a decrease in Operating expenses from $38.2 million for the six months ended June 30, 2022 to $26.8 million for the six months ended June 30, 2023, plus a decrease of Revenues from $5.7 million for the six months ended June 30, 2022 to $4.6 million for the six months ended June 30, 2023. The drivers of decreased Operating expenses and Revenues are as detailed above.

Key Business Metrics

In addition to information related to our financial performance, we regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We discuss revenues below under “—Components of Results of Operations.” Period-on-period revenues growth, EBITDA and total number of merchants are discussed immediately below the following table. The following financial metrics are used by management to monitor and analyze the operational performance of our business.

•

Airtime and Advertisements: Total number of seconds aired reflects the summation of the airtime, of all radio advertisements aired in a calendar year. Total number of advertisements is the summation of radio advertisements aired in a calendar year Management track the number of advertisements and total airtime as indicators of customer volumes and as key drivers of revenue.

•

Ticketing: Total Ticketing revenue transactions reflect the number of loyalty card transactions in a calendar year, loyalty is linked to the consumers football ticket. We track ticketing transactions as an indicator of customer transactions and as a key driver of revenues.

Rezolve believes that the presentation of key business metrics provide important supplemental information to management and investors of the business trends and drivers of the Company’s operations. Management uses these key business measures to track and evaluate operating performance, the metrics above provide additional useful measures of the Company’s operating performance and facilitate comparisons of the Company’s core operating performance against prior periods and its business model objectives.

	Six months ended June 30,
	2023	2022
Operational and Other Data:
Financial
Period-on-period revenues growth (%)	(19)%	n/a
Revenues	$4,604,332	$5,681,698
Radio Advertising Revenues	4,557,568	5,650,303
Transaction Fee Revenues	46,764	31,395
EBITDA	$(21,559,521)	$(32,762,846)
Operational
Total number of seconds aired	675,486	718,648
Total number of advertisements sold	39,019	43,937
Total ticketing revenues transactions	20,031	11,558

Period-on-period revenues growth (%)

We define period-on-period revenues growth as a percentage change for revenues derived from merchants between different periods.

EBITDA

We define EBITDA as net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles. EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. Although it is frequently used by investors and securities analysts in their evaluations of companies, EBITDA has limitations as an analytical tool, including:

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	EBITDA does not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and

•	other companies may calculate EBITDA differently than we do.

We compensate for the inherent limitations associated with using EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of EBITDA and to the most directly comparable GAAP measure, net income (loss).

The table below provides a reconciliation of our net income (loss) to EBITDA:

	Six months ended June 30,
	2023	2022
Net income (loss)	$(24,568,765)	$(34,404,194)
Add (subtract)
Interest expense	4,106,733	1,347,758
Provision for income tax expense (benefit)	(1,477,389)	(80,244)
Depreciation and amortization	379,900	373,834

EBITDA	$(21,559,521)	$(32,762,846)

We have booked transaction-related costs in each of the six months ended June 30, 2023, and June 30, 2022. PCAOB audit and U.S. legal counsel costs for the periods under review have been accrued as incurred in the each of the six months ended June 30, 2023, and June 30, 2022.

Adjusted EBITDA

We define Adjusted EBITDA as EBITDA adjusted for unrealized foreign exchange gains (losses), impairment of goodwill and other assets, business development expenses, warrants issued and share-based compensation. Although it is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;

•	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of Adjusted EBITDA and to the most directly comparable GAAP measure, net income (loss).

Rezolve believes that the presentation of adjusted EBITDA provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition, results of operations and the valuation of the Company.

Adjusted EBITDA is used by management to understand and track underlying earnings performance by excluding one-time and non-recurring costs. The company believe it is appropriate to exclude theses costs from Adjusted EBITDA as they relate to:

•	Investments made in the China Business;

•	One-time impairment of the Taiwan business;

•	Impairments of goodwill and other intangible assets;

•	Share based compensation related to non-recurring capital raising activities;

•	Share based compensation related only to initial employees; and

•	Unrealized foreign exchange (gain)/loss are one-time costs

Internally adjusted EBITDA and contribution margin by reportable segment are significant measures used by management for purposes of:

•	Supplementing the financial results and forecasts reported to the Company’s board of directors;

•

Evaluating the operating performance of which includes direct and incrementally controllable revenue and costs of operations but excludes items considered by management to be non-cash or non-operating; and

•	Establishing internal operating budgets and target

Expenses

•	Business development expenses reflect the costs incurred by Rezolve Limited in funding our platform activities in China.

•	Share based compensation issued to employees

•	Share based compensation for consultancy expenses relate to shares issued to consultants for advisory services. These fees were paid primarily in relation to capital raising activities in 2022

All of these costs are recorded within General and Administrative expenses.

The table below provides a reconciliation of our net income (loss) to Adjusted EBITDA:

	Six months ended June 30,
	2023	2022
Net income (loss)	$(24,568,765)	$(34,404,194)
Add (subtract)
Interest expense	4,106,733	1,347,758
Provision for income tax expense (benefit)	(1,477,389)	(80,244)
Depreciation and amortization	379,900	373,834
EBITDA	$(21,559,521)	$(32,762,846)
Add (subtract)
Unrealized foreign exchange loss	285,579	617,101
Impairment of goodwill	1,080,110	44,438
Impairment of customer list intangible asset	5,612,167	—
Impairment of prepayments and other current assets	785,000	762,324
Impairment of accounts receivable	—	348,462
Business development expenses	570,731	5,088,731
Share based compensation for consultancy services	—	13,808,549
Employee and Other Share-based compensation	4,880,389	—
Adjusted EBITDA	$(8,345,545)	$(12,093,241)

Total Number of Merchants

In the future, we believe that the size of our merchant base will be an indicator of our market penetration and that the number of merchants that we transact with within a period will be an indicator of the growth of our business. We expect to calculate the number of merchants for each period as the total number of separate merchants we transacted with during the period.

Employee share based compensation

Employee shares have significant restrictions including management’s and or the board’s rights to cancel the shares any time, restrictions on right to transfer, to vote and cumulative dividends. Considering the restrictions imposed on these shares, these shares are considered to be ungranted to the employees. Management expects to amend the articles of incorporation of the Company to remove these restrictions prior to the completion of the Demerger. After removal of such restrictions, it is expected that the employee shares will trigger a “grant date” as defined in ASC 718 and be fully vested. If such restrictions had been removed as at June 30, 2023, the Company estimates the total share-based payment expense to have been recognized immediately for the grant of 58,315,800 employee shares to be $15,162,108. This estimate uses a fair value per employee share of $0.26 based on a recent funding of the Company at $0.26 per Ordinary share and an exercise price of £0.0001 for each employee share.

Liquidity and Capital Resources

Management has assessed whether they believe there are events or conditions that give rise to doubt the ability of the Company to continue as a going concern for a period of twelve months after the preparation of the condensed interim carve-out consolidated financial statements. The assessment includes knowledge of the Company’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto.

As at June 30, 2023, Rezolve had a loan (Note 6.1) from Igor Lychagov of $4.2m which is currently in default. The loan was due to be repaid on the 31st of July 2023 including accrued borrowing fees of $1.4m. Rezolve is currently in negotiations with Mr. Lychagov regarding the default.

As a result of our losses and our projected cash needs combined with our current liquidity level, the Company’s ability to continue as a going concern is contingent upon successful execution of management’s intended plan over the next twelve months to improve the Company’s liquidity and profitability, which includes, without limitation:

•	Seeking additional capital through the issuance of debtor equity securities.

•	Generating revenue by execution of successful trials and long-term partner arrangements.

•	Increasing revenues from radio advertisement sales through our German subsidiary, ANY.

•	Reducing expenses by taking restructuring actions and reducing the number of employees and consultants.

•	Limiting capital expenditures.

In 2023 we financed our operations in large part with cash flows from financing activities through cash proceeds from issuance of convertible and short term-debt and a rights issue.

Yorkville Capital Commitment

On February 23, 2023, Rezolve Limited executed a $250 million standby equity purchase agreement providing a capital commitment facility from YA II PN, LTD ( “YA”), a Cayman Islands exempt limited partnership, in the form of a share subscription facility. Under the agreement, YA will provide Rezolve with up to $250 million in equity capital for a 36-month term following a public listing of the Company’s Ordinary Shares. Rezolve will not be obligated to draw the full $250 million but can do so in part or in whole at its discretion, but Rezolve cannot call for more in any one advance notice than the daily-traded amount of Ordinary Shares during the three consecutive trading days immediately before the date of an advance notice or, if more, 2,000,000 Ordinary Shares (as determined after the Pre-Closing Demerger and Closing), provided that YA will not be obliged to acquire Ordinary Shares which would take its holding to over 4.99% of the outstanding voting power on all Ordinary Shares nor so that it would hold in excess of 19.9% of the outstanding Ordinary Shares at the date of the equity purchase agreement subject to certain exceptions. The purchase price for YA is 97% of the Market Price, which is defined as the lowest of the daily VWAPs of the Ordinary Shares during the three consecutive days before delivery of an advance notice by Rezolve to YA. Rezolve will control both the timing and amount of all drawdowns and will issue stock to YA on each drawn down from the facility. The Company will pay a commitment fee in an amount equal to 1.25 % of the $250 million Commitment Amount (the “Commitment Fee”), which at the option of the Company, the Company may pay (i) by the issuance of Ordinary Shares (collectively, the “Commitment Shares”) to YA in two installments as follows: (a) on the Effective Date (the sixth trading day following the closing of the Business Combination), the Company will issue to YA such number of Ordinary Shares as is equal to one half of the Commitment Fee divided by $10, and (b) on the nine-month anniversary of the Effective Date, the Company will issue to YA such number of Ordinary Shares as is equal to one-half of the Commitment Fee divided by the average of the daily VWAPs of the Ordinary Shares during the five trading days prior to the nine-month anniversary of the Effective Date; or (ii) in cash by wire transfer to YA in two equal installments on the Effective Date and on the nine-month anniversary of the Effective Date.

Convertible Notes

In connection with the Business Combination Agreement, on December 16, 2021, Rezolve Limited entered into a secured convertible loan note instrument, as amended and restated on November 21, 2022 and as further amended and restated on May 23, 2023 (the “Loan Note Instrument”) and currently is in respect of an aggregate amount of $39,625,000 loan notes of $1.00 each in the capital of Rezolve Limited (the “Convertible Notes”) of which $31,125,000 are in issue and a further $8,500,000 will be issued on completion of the Pre-Closing Demerger and are secured by debentures over the assets of Rezolve Limited. It is intended that with effect from the completion of the Pre-Closing Demerger, the Loan Note Instrument be novated to Rezolve and be secured by a debenture over the assets of Rezolve. The principal and interest on the Convertible Notes is convertible into ordinary shares of Rezolve Limited (or after the Pre-Closing Demerger into Rezolve Ordinary Shares) at a 30% discount to the equity value of such ordinary shares (or after the Pre-Closing Demerger, Rezolve Ordinary Shares) in connection with the consummation of the Business Combination or if less at a 30% discount to the annual average VWAP for the year ended on the latest December 31 falling after Closing. The Convertible Notes will mature on the date falling three years after Closing (or on December 31, 2024 if Closing has not occurred by then), bear interest of 7.5% per annum prior to Closing and at 0% after Closing (save when an event of default has occurred and is continuing, a 10% interest rate will apply) and are redeemable by the noteholder on certain events, including, without limitation, the failure of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) to pay any amount due thereunder when due.

Under the terms of the Loan Note Instrument, Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) has given certain covenants to the noteholders which remain in force while the Convertible Notes are outstanding, including that (i) Rezolve Limited and its subsidiaries (or after the Pre-Closing Demerger, Rezolve and its subsidiaries) shall not incur any indebtedness that would rank senior to the Convertible Notes without the prior consent of holders of more than two-thirds of the aggregate principal amount of the Convertible Notes outstanding from time to time (the “Noteholder Majority”); and (ii) for so long as one or more of Apeiron Investment Group Ltd, Bradley Wickens and any of their respective affiliates (including any other person with the prior written consent of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve), not to be unreasonably withheld, delayed or conditioned) holds at least $20,000,000 in aggregate of the principal amount of the Convertible Notes from time to time, Rezolve Limited and its subsidiaries (or after the Pre-Closing Demerger, Rezolve and its subsidiaries) shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority. The definition of “Extraordinary Transactions” covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) or, in the case of a natural person, is an employee or director of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) and such loan or advance is made in the ordinary course of business under the terms of an employee stock or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of Rezolve Limited or any of its subsidiaries (or after the Pre-Closing Demerger, Rezolve or any of its subsidiaries) arising in the ordinary course of business; (c) changing the principal business of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve), entering new lines of business, or exiting the current line of business; (d) selling, assigning, licensing, charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of business; (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market cap of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) for the 90 calendar days prior to such transaction (calculated based on the volume-weighted average share price of the shares of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve); (g) amending the articles of association of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction except for any merger, combination or scheme of arrangement undertaken solely to implement the acquisition or disposition of assets which would not constitute an Extraordinary Transaction (as defined in the Loan Note Instrument) under (f); and (i) liquidating, dissolving or winding up the affairs of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve).

The Convertible Notes will not be repaid at the Closing of the Business Combination and will either convert into Rezolve Ordinary Shares or remain outstanding. The Convertible Notes will not be registered under the Securities Act and have been issued in reliance on the exemption from registration requirements thereof provided by Regulation S promulgated thereunder as a transaction solely to non-US persons (as defined in Regulation S).

Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) has agreed that, within forty five (45) days from the date of listing on Nasdaq (the “Registration Deadline”), it will file with the SEC a registration statement (the “Registration Statement”) registering the resale of the Convertible Notes held by any Major Investors from time to time (any Convertible Notes and Rezolve Shares held by Major Investors, the “Registrable Securities”) and shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the sixtieth (60th) calendar day (or ninetieth (90th) calendar day if the SEC notifies Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) that it will “review” the Registration Statement) following the Registration Deadline. Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) has agreed to cause such Registration Statement, or another shelf registration statement that includes the Registrable Securities to remain effective until the earlier of (i) the date on which each Major Investor and its affiliates cease to hold any Registrable Securities or (ii) on the first date on which each Major Investor and its affiliates are able to sell all of their Registrable Securities under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold. Prior to the effective date of the Registration Statement, Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) will use commercially reasonable efforts to qualify the Registrable Securities for listing on the applicable stock exchange. If the SEC prevents Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) from including any or all of the Registrable Securities proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Rezolve securities by the applicable shareholders or otherwise, (i) such Registration Statement shall register for resale such number of Rezolve securities which is equal to the maximum number of Rezolve securities as is permitted by the SEC and (ii) the number of Rezolve securities to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. “Major Investor” means any noteholder that, individually or together with such noteholder’s affiliates, holds at least $5,000,000 in aggregate principal amount of Convertible Notes or at least 5,000,000 Rezolve Shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

Balance Sheet Information

The following table sets forth our unrestricted cash and cash equivalents on our balance sheet as of June 30, 2023 and December 31, 2022:

	June 30	December 31
	2023	2022
Unrestricted cash and cash equivalents	$122,364	$41,709

Available liquidity	$122,364	$41,709

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30
	2023	2022
Net cash used in operating activities	$(8,962,030)	$(16,559,643)
Net cash used in investing activities	(112,664)	(23,789)
Net cash provided by financing activities	9,171,453	14,822,934
Effect of exchange rate changes on cash and cash equivalents	16,104	(181,341)

Net (decrease) increase in cash and cash equivalents	80,655	$(1,941,839)

Operating Activities

Net cash used in operating activities was $9.0 million for the six months ended June 30, 2023, which resulted from a net loss of $24.6 million from operating activities, adjusted for non-cash items such as share- based compensation of $4.9 million, interest expense of $4.1 million, impairments of loans receivable of $0.8 million, customer list intangible asset of $5.6 million and goodwill of $1.1 million, net of deferred tax benefits of $1.5 million as well changes in working capital of $0.1 million.

Financing Activities

Net cash provided by financing activities of $9.1 million for the year six months ended June 30, 2023 was due to proceeds from issuance of convertible loans of $2.6 million, $4.5 million from proceeds from short term debt and $1.8m proceeds from a rights issue.

Debt Obligations

We have debt outstanding to DBLP Sea Cow Limited (a company incorporated in the Seychelles) (“DBLP”), which is wholly legally owned by Daniel Wagner and beneficially owned by John Wagner, in the amounts of $447,067. There are no formal loan documents in place and no interest is payable.

In the six months ending June 30, 2023, the Company obtained two unsecured convertible loans from a related party (Igor Lychagov) totalling $4,200,000. The loans bear a borrowing fee of $1,377,572, respectively, which has been recorded on a straight-line basis in interest expense (approximating the effective interest method). The loans matured on July 31, 2023 or at the option of the investor, could have been converted into ordinary shares of the Company including the accrued borrowing fees at a conversion rate of 50% to the Company’s share price at listing after completing any reorganization. The loans were not repaid by the maturity date and until further terms and conditions are negotiated such as extended repayment terms or conversion into ordinary shares of the Company, the Company is in default of the two unsecured convertible loans and the loans remain repayable on demand. As of December 6, 2023, the Company continues its negotiations but has recently offered Mr. Lychagov the option to convert the outstanding debt in its entirety, including accumulated interest and fees into an $8.0m convertible note with a 3-year maturity.

In April 2023, the Company obtained a short-term, interest-free loan of $762,505 from an investor and unrelated party. The loan was repaid in September 2023.

In addition, we have a secured convertible Loan Note Instrument in respect of $39,625,000 in aggregate principal amount of loan notes of $1.00 each in the capital of Rezolve.

Off-Balance Sheet Arrangements

As of June 30, 2023, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 1.4 to the Rezolve Financial Statements included elsewhere in this filing.

Quantitative and Qualitative Disclosures About Market Risk Interest Rate Risk

We have no interest rate risk, as the interest rate on our senior secured convertible loan notes is fixed, and the accrued interest converts into ordinary shares upon completion of a listing on a recognized stock exchange.

As of June 30, 2023, the principal amount outstanding of our senior secured convertible loan notes was $26.6 million. As of the date of May 23, 2023, upon entering into the Loan Note Instrument, the senior secured convertible loan note has been accounted for as a troubled debt restructuring. The senior secured convertible loan note is accreted at an effective interest rate such that it will equal the equivalent expected future cash obligations of the Loan Note Instrument at it’s estimated maturity date of September 30, 2026. The estimated maturity date is based on the contractual date of 3 years from the completion of a listing on a recognized stock exchange.

Foreign Currency Risk

All of our revenue is denominated in the Euro (“EUR”) since our sales are primarily in Germany. Based upon our level of operations for the six months ended June 30, 2023, a sensitivity analysis shows that a 10% appreciation or depreciation in the EUR against the dollar would have increased or decreased, respectively, our revenue for the half years ended June 30, 2023 and June 30 2022 by approximately $0.3 million and $0.6 million respectively.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Credit Risk

Cash and cash equivalents, other receivables, and accounts receivable are potentially subject to credit risk concentration. We have not experienced any material losses related to these concentrations during the years presented. We are in the process of spreading deposit risk across a number of financial institutions rated AA+ or AAA.

Fair value measurement and concentration of credit risk

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Fair value measurement at reporting date:

Description	Level 1	Level 2	Level 3
December 31, 2022
Fair value on recurring basis
(1) Share-based payment liability . . . . . . . . . . . . . . . . . . .	—	—	$1,177,617
December 31, 2021
Fair value on recurring basis
(1) Share-based payment liability	—	—	$1,060,720
(2) Share consideration payable	—	—	$14,600,000

(1)	The fair value of the share-based payment liability was valued using a discounted cash flow method using a risk adjusted discount rate of 10.8%. Please also refer to note 8.4.
(2)

The fair value of the share consideration payable was based on a recent funding of the Company at $1.03 per ordinary share, before using probability weighted outcomes of settling the outcomes of the share consideration payable and a discounted cash flow of the weighted outcomes using a market- based, risk-free rate.

The carrying amount of the Company’s cash, accounts receivable, accounts payable and accrued expenses approximated their fair values due to their short term to maturity.

Credit risk

Accounts receivable are potentially subject to credit risk concentration. The Company has not experienced any material losses related to concentrations during the years presented. The Company however has a concentration risk related to its contract with the Radio Group (a related party) such that as at December 31, 2022, 89% of the Company’s accounts receivable is through the marketing agreement with the Radio Group. If the marketing agreement with the Radio Group was terminated then such losses due to concentration risk may be material in the future and management makes no assurance that these losses may be avoided.

Foreign currency risk

All of the Company’s revenue is denominated in the Euro (“EUR”) since the sales of the Company are primarily in Germany. Based upon the Company’s level of operations for the year ended December 31, 2022, a sensitivity analysis shows that a 10% appreciation or depreciation in the EUR against the dollar would have increased or decreased, respectively, the Company’s revenue for the years ended December 31, 2022 and 2021 by approximately $ 1,187,934 and $ 390,457 respectively.

MANAGEMENT AND COMPENSATION OF REZOLVE

Management of Rezolve Following the Business Combination

As contemplated by the Business Combination Agreement, Rezolve’s board of directors following the Business Combination will be comprised of eight directors (provided that Daniel Wagner shall have the right to appoint an additional director to the Board from time to time).

The following sets forth certain information concerning the persons who are expected to serve as Rezolve’s directors and executive officers following the consummation of the Business Combination, including their ages, as of May 31, 2023.

Name	Age	Title
Daniel Wagner	59	CEO, and director
John Wagner	90	Non-executive director
Anthony Sharp	60	Non-executive director
Sir David Wright	78	Non-executive director
Stephen Perry	62	Non-executive director
Derek Smith	77	Non-executive director
Douglas Lurio	66	Non-executive director
Stephen Herbert	60	Non-executive director
Peter Vesco	60	Chief Commercial Officer and General Manager (EMEA)
Richard Burchill	51	Chief Financial Officer
Sauvik Banerjjee	47	CEO Products, Technology, and Digital Services
Salman Ahmad	49	Chief Technology Officer

Biographical information concerning the directors and executive officers listed above is set forth below.

Executive Director

Daniel Wagner.

Mr. Wagner founded Rezolve and has served as Chief Executive Officer and as a director on the board of directors of Rezolve Limited since June 2016. Prior to joining Rezolve, Mr. Wagner founded M.A.I.D. in 1984, an online information service, and built the business into a leading player, when it was sold to Thomson Reuters for $500 million. He then developed Venda in 1998, a provider of on-demand enterprise eCommerce (which included Tesco, Laura Ashley, Neiman Marcus, Lands End, Under Armor and TJX Companies among its clients), which was sold in 2014 to NetSuite, a subsidiary of Oracle Corporation. Mr. Wagner has founded numerous other internet-commerce businesses including SmartLogik in 2000, BuyaPowa in 2010, Powa in 2009, and Attraqt in 2003. Rezolve believes Mr. Wagner is qualified to serve on the board because of his historical knowledge, operational expertise, leadership and the continuity that he brings to our board as our founder and Chief Executive Officer.

Non-Executive Directors

Stephen Perry.

Dr. Perry served on the board of directors of Rezolve as a non-executive director from October 2016 to April 2019 and rejoined in January 2022. Dr. Perry also serves as a Senior Advisor for Fintech and Payments. Prior to joining Rezolve, he worked at Visa for 25 years, first, as Head of Strategy, then as Chief Financial Officer for three years, then as Chief Commercial Officer for 15 years and finally as Chief Digital Officer until December 2015. He also served as an advisor for B-Secur from 2016 to 2018, an advisory board member of Syntel from

2016 to 2017, a non-executive director of MYPINPAD from 2016 to 2018, an advisor for Splitit from 2016 to 2019, an advisor for Good Causes from 2017 to 2019, a strategic advisor for A2P from 2017 to 2019, a non-executive chairman for V9 Group from 2016 to 2020, a non-executive director for Bink from 2016 to 2021, an advisor for 1818 Venture Capital from 2019 to 2021. He also serves as the non-executive chair of Willo and myNexus. He holds a degree in Economics from Wolverhampton Polytechnic, a Masters in Economics from the University of London and a PhD from Keele University. He was awarded the honour of Order of Merit (Cavalieri) in Italy in 2005. Rezolve believes Dr. Perry is qualified to serve on the board because of his experience as a director of technology companies and his experience with investments in technology companies.

Dr. Derek Smith.

Dr. Smith has served on the board of directors of Rezolve since January 2022. He has also served as chairman of Rhinegold Publishing Ltd from 2007 to 2019. He also served on the board of Opinion Research Corporation from 1997 to 2003. Dr Smith has a BA in Economics from the University of Nottingham and a PhD in Economics from the University of Nottingham. Rezolve believes Dr. Smith is qualified to serve on the board because of his history of holding leadership roles in various companies.

John Wagner.

Mr. Wagner has served as a director on the board of directors of Rezolve since February 2016. Prior to joining Rezolve, he was a non-executive director of Powa Technologies from 2008 to 2016 and chairman of Folding Helmet Technology from 2012 to 2019. He was also chairman of Preventon, a provider of cybersecurity software. He studied law and economics at the London School of Economics and marketing at the Institute of Marketing. He is also an alumnus of the British and American programme in marketing management at Harvard Business School. Rezolve believes Mr. Wagner is qualified to serve on the board because he brings significant experience to the Rezolve board, having been the managing director or executive director of several businesses, including BMW (GB) Ltd, Volvo GB, Volkswagen/Audi, Grundig (GB) Ltd, and Hasselblad (US and UK).

Anthony Sharp.

Mr. Sharp has served as a director on the board of directors of Rezolve since August 2016. Prior to joining Rezolve, he has been an early-stage investor, including in lastminute.com, GoAmerica, and Silicon.com. He has participated on 42 boards across the fintech, security, marine, media, leisure, manufacturing, hospitality and property sectors as a chairman, non-executive director and executive director. Rezolve believes Mr. Sharp is qualified to serve on the board because of his long history of serving on the boards of various companies.

Sir David Wright.

Sir Wright has served as a director on the board of directors of Rezolve since August 2019. Prior to joining Rezolve, he was Vice-Chairman of Barclays from 2003 to 2018, Private Secretary to HRH The Prince of Wales from 1988 to 1990 and the first CEO of British Trade International, subsequently UK Trade and Investment, from 1976 to 1980. He served as ambassador to South Korea from 1990 to 1994 and ambassador to Japan from 1996 to 1999. He also holds the honours of GCMG (Knight Grand Cross of the Order of St Michael and St George) and LVO (Lieutenant Royal Victorian Order Grand Cordon of the Rising Sun). Rezolve believes Sir David Wright is qualified to serve on the board because of his diverse diplomatic and financial experience.

Douglas Lurio.

Mr. Lurio is expected to serve as a director on the board of directors of Rezolve. Mr. Lurio has served as President and a Director of Armada since its inception in November 2020. He was the outside general counsel of USA Technologies, Inc. (which changed its name to Cantaloupe, Inc. on April 15, 2021, Nasdaq: CTLP), a publicly traded FinTech company (“USAT”) for 29 years from its founding in 1991 until April 2020. He also served as a Director of USAT from 1999 to 2012 and as corporate Secretary from 2012 to April 2020. Since 1991, Mr. Lurio has been the founder and President of Lurio & Associates, P.C., a law firm based in Philadelphia, Pennsylvania, which focuses on corporate and securities law. From 1984 to 1991, he was an attorney with the law firm of Dilworth Paxson, first as an associate and then as a partner in the securities and corporate group in 1990. He attended Franklin & Marshall College (B.A., Government), Villanova Law School (Juris Doctor) and Temple Law School (LLM, Taxation). Rezolve believes Mr. Lurio is qualified to serve on the board because of his significant experience in public company mergers, acquisitions and capital raising, his longstanding service as outside general counsel to USAT, his significant knowledge of and experience with the financial technology and payments business, and his public company board experience with Armada.

Stephen Herbert.

Mr. Herbert is expected to serve as a director on the board of directors of Rezolve. Prior to joining Rezolve, he served as Chief Executive Officer and Chairman of Armada since its inception in November 2020. Mr. Herbert was affiliated with USAT in various positions from April 1996 to October 2019, most recently as CEO from November 2011 until he left the company. From 1986 to April 1996, Mr. Herbert was employed by Pepsi-Cola, the beverage division of PepsiCo, Inc., in various capacities, most recently as Manager of Market Strategy where he was responsible for directing development of market strategy for the vending channel, and subsequently, the supermarket channel for Pepsi-Cola in North America. Mr. Herbert graduated with a Bachelor of Science degree from Louisiana State University. Rezolve believes Mr. Herbert is qualified to serve on the board because of his executive leadership at USAT, including his significant knowledge of and experience with its financial technology and payments business, his experience building and scaling high growth fintech companies, and his public board experience with Armada.

Executive Officers

Peter Vesco.

Mr. Vesco has served as the Chief Commercial Officer and General Manager (EMEA) of Rezolve since March 2020. Prior to joining Rezolve, he has held executive roles in numerous companies, including as CEO of ClickandBuy and SVP of Deutsche Telekom Payments (between 2011 and 2016) and President Hypercom EMEA (between 2009 and 2016). He also served on the Advisory Board of Mastercard Europe from 2012 to 2016. He holds a Masters degree in Philosophy and Theology from Goethe-Universität Frankfurt, a degree in Marketing and Product Management and a degree in business administration from the University of Huddersfield.

Richard Burchill.

Mr. Burchill has served as the Chief Financial Officer of Rezolve since September 2021. Prior to serving as Chief Financial Officer of Rezolve, Mr. Burchill served as Group Finance Director with Rezolve. Prior to joining Rezolve, he was the Group Treasurer at Arcadia Group Ltd from 1999 to 2021. From 2014 to 2021, he served as a director of the main operating board of Arcadia Group Ltd. He also served as director of card services at Arcadia Group Ltd from 2006 to 2021. He holds a degree in Accounting and Finance from Middlesex University and is a member of the Chartered Institute of Management Accountants.

Sauvik Banerjjee.

Mr. Banerjjee has served as the CEO Products, Technology, and Digital Services of Rezolve since August 2022. Prior to serving as the Chief Executive Officer of Products, Technology, and Digital Services of Rezolve, Mr. Banerjee was the Chief Technology Officer and founding team member at Tata Digital and Tata Neu- The Super App. He was also the founding Chief Technology Officer of TataCli0. Prior to that, he held various management positions, including positions at SAP, Accenture and Infosys. He completed research on Natural Language Processing and Physical Robotics at the University of Sunderland and the University of Durham, and he holds a Master’s Degree in Economics and Financial Computing from the University of Calcutta.

Dr. Salman Ahmad.

Dr. Ahmad has served as the Chief Technology Officer of Rezolve since October 2017. Prior to joining Rezolve, he was the CTO and co-founder of Kenja Corp, an enterprise workflow platform, from 2011 to 2017. Prior to that, he was Engineering Director at Picsel Technologies from 2006 to 2011. Salman earned a First Class Honours degree in computer science and a doctorate in 3D graphics and AI from Loughborough University.

Family Relationships

Except for Daniel Wagner, CEO and director, being the son of John Wagner, a non-executive director on the board of directors, there are no family relationships between any of the executive officers and directors.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of certain limited exemptions, such as:

•	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

•

Exemption from Section 16 under the Exchange Act, which requires insiders to file public reports of their securities ownership and trading activities and provides for liability for insiders who profit from trades in a short period of time;

•

Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

•

Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (i) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Controlled Company Exemption

Daniel Wagner, the Rezolve Founder and Chief Executive Officer controls 75% of the voting power of our outstanding capital stock. As a result, we are a “controlled company” within the meaning of the Nasdaq listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

In the event that we cease to be a “controlled company” and our shares continue to be listed on the Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Corporate Governance

We intend to structure our corporate governance in a manner that we and Armada believe will closely align our interests with those of our shareholders following the Business Combination. Notable features of this corporate governance include that:

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•	we plan to implement a range of other corporate governance practices.

Independence of Directors

We expect that upon consummation of the Business Combination,                  members of our board will be independent directors and our board will have audit, remuneration and nominating and corporate governance committees. We expect we will adopt standard practices of the United Kingdom with respect to the independence of directors serving on the remuneration and nominating and corporate governance committees.

Rezolve Board of Directors Composition

We expect our board of directors following the Business Combination to be comprised of eight directors (provided that Daniel Wagner shall have the right to appoint an additional director to the Board from time to time),                  of whom will qualify as independent directors as defined in the Nasdaq listing requirements. Daniel Wagner will serve as the Chairman of the board of directors and Anthony Sharp will serve as deputy Chairman.

Directors may be appointed and removed by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board by the affirmative vote of a simple majority of the directors present and voting at a board meeting. A director may be removed by a resolution passed by all of the other directors at a meeting of the directors, or by written notice from all of the other directors. Each of our directors holds office until he or she resigns or is vacated from office. There will be a three-year rotation pattern.

Our board will be divided into three classes serving staggered three year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three year term at the annual meeting of stockholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of our board of directors. Messrs. Douglas Lurio and Stephen Herbert will be Class I directors and will serve until our annual meeting in             . Messrs.            ,             and             are Class II directors and will serve until our annual meeting in             . Messrs.            ,              and             are Class III directors and will serve until our annual meeting in             .

Upon completion of the Business Combination, the board of directors has determined that                 and                 would satisfy the general independence requirements under SEC and Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and the listing requirements of the Nasdaq.

Role of Rezolve Board of Directors in Risk Oversight

Upon the consummation of the Business Combination, one of the key functions of our board of directors will be informed oversight of our risk management process. Our board of directors does not anticipate having a standing risk management committee but expects that our board of directors will oversee risk management, and we also expect that the various standing committees of the board of directors will address risks inherent in their respective areas of oversight. In particular, the board of directors will be responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. Our remuneration committee will also assess and monitor whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of the Rezolve Board of Directors

Upon consummation of the Business Combination, our board of directors will establish a separately standing audit committee, remuneration committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

•	meeting with our independent registered accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•

determine the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•	reviewing our policies on risk assessment and risk management; and

•	reviewing related person transactions.

Rezolve’s audit committee will initially consist of                  and                  with                 serving as the chair of the committee. Each of the directors who will serve on the audit committee will qualify as independent directors according to the applicable rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members will meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit committee members will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. Our board of directors will adopt written terms of reference for the audit committee, which will be available on our website after adoption.

Remuneration Committee

Our remuneration committee will be responsible for, among other things:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with any disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.; and

•	retaining and overseeing any compensation consultants.

Our remuneration committee will initially consist of                  and                  with                  serving as the chair of the committee. Our board of directors will adopt a written terms of reference for the remuneration committee, which will be available on our website after adoption.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the committees of our board of directors;

•	reviewing and making recommendations to our board of directors with respect to our board leadership structure;

•	reviewing and making recommendations to our board of directors with respect to management succession planning; and

•	developing and recommending to our board of directors corporate governance principles.

Our nominating and corporate governance committee will initially consist of                  and                  with                 serving as the chair of the committee. Our board of directors will adopt a written terms of reference for the nominating and corporate governance committee, which will be available on our website after adoption.

Code of Ethics

Our board of directors will adopt a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of the SEC and Nasdaq. The Code of Ethics will be available on our website.

Limitation on Liability and Indemnification of Officers and Directors

English law limits in certain respects the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. Accordingly a provision will be void if it provides an indemnity against (i) any liability of the director to pay a fine imposed in criminal proceedings, or a sum payable to a regulatory authority as a penalty for non-compliance with a regulatory requirement or (ii) liability incurred by the director in defending criminal proceedings in which he is convicted, in defending civil proceedings brought by the company in which judgement is given against him or in connection with an application for relief in which the court refuses to grant him relief. The amended and restated memorandum and articles of association of Rezolve that will be adopted upon completion of the Proposed Transactions provide for indemnification of Rezolve’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In addition, Rezolve intends to enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under English law, subject to certain exceptions contained in those agreements. Rezolve will also purchase a policy of directors’ and officers’ liability insurance to be effective upon completion of the Business Combination that insures Rezolve’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Rezolve against its obligations to indemnify its officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against Rezolve’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Rezolve’s officers and directors, even though such an action, if successful, might otherwise benefit Rezolve and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Rezolve pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Rezolve believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

For further details on the indemnity provisions referred to in the articles of association of Rezolve, see the section entitled “Description of Rezolve Ordinary Shares and Articles of Association” of this proxy statement/prospectus, and for a summary of the indemnification agreement, see the section entitled “Indemnification Agreements with Officers and Directors”.

Rezolve Executive Officer and Director Compensation

The aggregate cash compensation paid by Rezolve and its subsidiaries to its executive officers and directors who are expected to serve as executive officers and directors of Rezolve following the completion of the Business Combination for the year ended December 31, 2022 was $2,213,626.

Executive Officer and Director Compensation Following Completion of the Proposed Transactions

Rezolve’s policies with respect to the compensation of its executive officers following completion of the Business Combination will be administered by its board of directors in consultation with the remuneration committee. The compensation decisions regarding Rezolve’s executives will be based on the need to attract individuals with the skills necessary for the company to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the company’s expectations. To that end, following completion of the Business Combination, Rezolve intends to establish an executive compensation program that is competitive with other similarly-situated companies in its industry. This is expected to include establishment of base salary, cash annual bonus and long-term equity compensation awards that are, in each case, consistent with market practices and designed to incentivize, motivate and retain key employees.

Service Agreement with Daniel Wagner

Daniel Wagner is currently engaged as Rezolve’s Chief Executive Officer under a service agreement entered into on April 1, 2016. He is entitled to a base salary of £600,000 per annum. In addition to his base salary, he is entitled to participate in a bonus scheme, which may be paid from time to time at the discretion of the remuneration committee.

The agreement may be terminated by either party on one year’s written notice or, immediately by us, in the event of default, which includes, but is not limited to circumstances in which, Mr. Wagner is disqualified from acting as a director, convicted of a criminal offence, declared bankrupt, found guilty of fraud or conducting gross misconduct. In the event of early termination not caused by an event of default, we may exercise our discretion to make a payment in lieu of notice to Mr. Wagner. The agreement includes certain restrictive covenants, and, upon termination, Mr. Wagner is restricted from becoming involved, directly or indirectly, with any business which is similar to or competitive with Rezolve, for a period of six months.

Service Agreement with Richard Burchill

Richard Burchill entered into a service agreement on September 6, 2021 with a commencement date of September 13, 2021. He is entitled to an initial salary of £220,000 per annum. In addition, Richard has been granted 2,000,000 options over Ordinary Shares exercisable at nominal value per share (the number of shares to be adjusted as a result of the Company Reorganization) which are exercisable on listing of the Company or three years from the date of execution of the agreement, whichever is the earlier.

During the first three months of the agreement, it could be terminated on one months’ notice. After the first three months, the agreement may be terminated by either party providing not less than three month’s written notice to the other party. The agreement can be terminated for cause by the Company with immediate effect for reasons including, but not limited to, if Mr. Burchill (i) is in breach of the Company’s corruption, bribery or related policies, (ii) is guilty of any gross misconduct affecting the business of Rezolve, (iii) commits any serious or repeated breach, (iv) is negligent and incompetent, (v) is declared bankrupt, (vi) is convicted of any criminal offence or any insider dealing offence, (vii) ceases to be eligible to work in England, (viii) is guilty of fraud or dishonesty, (ix) is guilty of a serious breach of any rules issued by the Company regarding its electronic communications systems, or (x) is unable by reason of incapacity to perform his duties for 26 weeks in a 52 week period. The agreement contains various restrictive covenants for a period of three or four months after termination, depending on the restriction in question.

Non-executive Director Letters of Appointment (John Wagner, Anthony Sharp, Sir David Wright, Derek Smith, Stephen Perry, Douglas Lurio and Stephen Herbert)

Terms of non-executive director appointment letters (John Wagner, Anthony Sharp, Sir David Wright, Derek Smith, and Stephen Perry)

Rezolve has entered into letters of appointment with the above named non-executive directors which provides each director with cash compensation of £75,000 per annum for service on our board of directors. The appointment of Rezolve’s non-executive directors is for an initial period of three years and can be terminated thereafter by either Rezolve or the director upon three calendar months’ written notice.

Under the non-executive director appointment letters, Rezolve may also terminate each appointment with immediate effect and without notice including when the non-executive director is disqualified from acting as a director; is not re-elected as a director when the director submits himself or herself for re-election; vacates their office under Rezolve’s articles; commits a material breach of his or her obligations under the letter of appointment and it is not remedied within 14 days of Rezolve specifying the breach and requiring its remedy; has been guilty of any fraud or dishonesty or acts in any manner which, in Rezolve’s opinion, brings or is likely to bring Rezolve into disrepute or is materially adverse to Rezolve’s interests.

Terms of non-executive director appointment letters (Douglas Lurio and Stephen Herbert)

Rezolve will enter into letters of appointment with the above named non-executive directors on the same terms as set out above with the exception of the term of appointment, which will be for a period of one year.

Equity Compensation - Long Term Incentive Plan

Upon completion of the Business Combination, Rezolve’s board of directors, subject to shareholder approval, will adopt the Rezolve Incentive Equity Plan in order to facilitate the grant of cash and equity incentives to its directors, employees (including executive officers) and consultants and its affiliates and to enable it and certain of its affiliates to obtain and retain services of these individuals, which is essential to Rezolve’s long-term success.

The purpose of the Rezolve Incentive Equity Plan is to enhance Rezolve’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of shareholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in the company and providing a means of recognizing their contributions to our success. Rezolve’s board of directors believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

The aggregate number of Rezolve Ordinary Shares that will be available for issuance under the Rezolve Incentive Equity Plan will initially be equal to 10% of the fully diluted and issued equity securities post-Closing less any amount issued or reserved for issuance pursuant to any Other Arrangements. Separately, the Rezolve Options will represent approximately                  Rezolve Ordinary Shares that will be issued subject to the completion of the Business Combination.

Following the completion of the Business Combination, the remuneration committee may make grants of awards under the Rezolve Incentive Equity Plan to key employees, in forms and amounts to be determined by the remuneration committee. In 2023, the right to grant and determine who shall be granted one half of the awards has been delegated to Daniel Wagner for the whole of 2023. No final decisions have been made with respect to grants of equity awards under the Rezolve Incentive Equity Plan.

For more information, please see “ Proposal No. 3—The Incentive Equity Plan Proposal” elsewhere in this proxy statement/prospectus.

Management and Compensation of Armada Prior to the Business Combination

No executive officer has received any cash compensation for services rendered to Armada. Commencing on the date of its initial public offering through the acquisition of a target business or Armada’s liquidation of the Trust Account, Armada will pay its sponsor $10,000 per month for providing Armada with office space and certain office and secretarial services. However, this arrangement is solely for Armada’s benefit and is not intended to provide Armada’s officers or directors compensation in lieu of a salary. Armada may also pay consulting, finder or success fees to its initial stockholders, officers, directors or their affiliates for assisting Armada in consummating its initial business combination with such fee to be determined in an arms’ length negotiation based on the terms of the business combination.

Other than the $10,000 per month administrative fee, the payment of consulting, success or finder fees to its sponsor, officers, directors, or their affiliates in connection with the consummation of its initial business combination and the repayment of the up to $2,433,034 in loans made by its sponsor to Armada, no compensation or fees of any kind will be paid to Armada’s sponsor, members of its management team or their respective affiliates, for services rendered prior to or in connection with the consummation of its initial business combination (regardless of the type of transaction that it is). However, they will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Armada’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of consulting, success or finder fees payable by Armada upon consummation of an initial business combination. Additionally, there is no limit on the amount of out-of-pocket expenses reimbursable by Armada; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the Trust Account, such expenses would not be reimbursed by Armada unless it consummates an initial business combination.

After its initial business combination, members of Armada’s management team who provide services to Rezolve may be paid consulting, management or other fees from the Combined Company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to Armada’s stockholders. However, the amount of such compensation may not be known at the time of the Special Meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed, as required by the SEC.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Armada

The following table sets forth information regarding the beneficial ownership of shares of common stock of Armada as of January 18, 2024, by:

•	each person known by us to be the beneficial owner of more than 5% of outstanding shares of Armada common stock;

•	each of Armada’s named executive officers and directors; and

•	all of Armada’s executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record of beneficial ownership of the warrants included in the units.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class Beneficially Owned
Stephen P. Herbert	5,392,000	(1)	66.79%
Douglas M. Lurio	5,392,000	(2)	66.79%
Mohammad A. Khan	65,000	(3)	*
Thomas A. Decker	65,000	(3)	*
Celso L. White	65,000	(3)	*
Armada Sponsor LLC	5,342,000	(4)	66.17%
All directors and executive officers as a group (five individuals)	5,547,000	(5)	68.71%

*	Less than one percent.
(1)

Represents 50,000 shares of common stock held by Stephen P. Herbert directly and 5,342,000 shares held by Armada Sponsor LLC, our sponsor, of which Mr. Herbert and Douglas M. Lurio are managing members. Accordingly, all securities held by our sponsor may ultimately be deemed to be beneficially held by Mr. Herbert and Mr. Lurio.

(2)

Represents 50,000 shares of common stock held by Douglas M. Lurio directly and 5,342,000 shares held by Armada Sponsor LLC, our sponsor, of which Mr. Lurio and Stephen P. Herbert are managing members. Accordingly, all securities held by our sponsor may ultimately be deemed to be beneficially held by Mr. Herbert and Mr. Lurio.

(3)

Represents 35,000 shares held directly by each of them and 30,000 shares owned of record by the sponsor which are beneficially owned by each of them. Does not include (i) 30,000 shares beneficially owned by each of them which vest on the earlier of December 1, 2023 or the closing of the initial Business Combination or (ii) 30,000 shares beneficially owned by each of them which vest on the earlier of June 1, 2024 or the closing of the initial Business Combination.

(4)

Represents (i) 459,500 Private Placement Shares, (ii) 4,882,500 Founder Shares, and (iii) 205,000 shares held by Armada’s directors and officers. In connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by the Company at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 founders shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. The Polar Subscription Agreement, which was entered into effective as of December 12, 2023, provides that Polar will make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide certain Investor Capital Contributions, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination.
(5)

Represents (i) 459,500 Private Placement Shares held of record by the sponsor, (ii) 4,882,500 Founder Shares held of record by the sponsor, and (iii) 205,000 shares held of record by Armada’s directors and officers.

Security Ownership of Certain Beneficial Owners and Management of Rezolve

The following table sets forth information regarding the beneficial ownership of Rezolve Ordinary Shares as of the Record Date and immediately following consummation of the Business Combination by:

•	each person who is expected to be the beneficial owner of more than 5% of the outstanding Rezolve Ordinary Shares immediately following the Closing;

•	each person who will become a named executive officer or director of Rezolve following the Closing; and

•	all executive officers and directors of Rezolve following the Closing, as a group.

The expected beneficial ownership of Rezolve’s Ordinary Shares post-combination assumes two scenarios:

•

Assuming Minimum Redemptions: This presentation assumes that no public shareholders of Armada exercise redemption rights with respect to their public shares for a pro rata share of cash in the Trust Account.

•

Assuming Max Redemptions: This presentation assumes that                  shares of Armada common stock are redeemed for their pro rata share of the cash in the Trust Account in connection with the Armada Share Redemptions. This scenario gives effect to Armada Share Redemptions of                  shares of Armada common stock for aggregate redemption payments of $                 million at a redemption price of approximately $                 per share based on the investments held in the Trust Account as of                 .

Based on the foregoing assumptions, we estimate that there would be                  Rezolve Ordinary Shares issued and outstanding immediately following the Closing in the “minimum redemption” scenario, and                  Rezolve Ordinary Shares issued and outstanding immediately following the Closing in the “maximum redemption” scenario. If the facts are different from the foregoing assumptions, ownership figures in the Combined Company will be different. In either a “minimum redemption” scenario or a “maximum redemption” scenario, each Rezolve shareholder that will control 10% or more of the issued securities of Rezolve following the Closing was also a shareholder of the Company that controlled 10% or more of the issued securities of the Company prior to the consummation of the Business Combination.

The information presented in the table below is as of May 17, 2023. Unless otherwise indicated, Rezolve believes that all persons named in the table below have sole voting and investment power with respect to the securities beneficially owned by them.

Unless otherwise indicated, the business address of each of the following owners is 3rd Floor, 80 New Bond Street, London, W1S 1SB, United Kingdom.

	Pre-Business Combination(1)(7)		Post-Business Combination(1)(7)
			Assuming Minimum Redemption			Assuming Max Redemption
Name of Shareholder	Number of Shares Held	%	Number of Shares Held		%	Number of Shares Held		%
5% Holders
DBLP Sea Cow Limited(2)
Igor Lychagov
Brooks Newmark
Daniel Wagner
Apeiron Investment Group Limited
Armada Sponsor LLC	5,342,000	66.17%	3,748,943	(3)(4)(5)		3,748,943	(3)(4)(5)
Directors and Executive Officers of Rezolve Post-Proposed Transactions
Daniel Wagner(8)
John Wagner(2)
Anthony Sharp
Sir David Wright
Stephen Perry
Derek Smith
Douglas Lurio	5,392,000	66.79%	3,798,948	(3)(6)		3,798,948	(3)(6)
Stephen Herbert	5,392,000	66.79%	3,798,948	(3)(7)		3,798,948	(3)(7)
Peter Vesco
Richard Burchill
Sauvik Banerjjee
All executive officers and directors as a group (individuals)

*	Less than 1%.
(1)

Please note that the Pre-Business Combination figures assume that the Pre-Closing Demerger and the Company Reorganization has not occurred, the Convertible Notes have not converted into shares and the numbers relate to shareholdings in Rezolve Limited. The Post-Business Combination figures assume that the Pre-Closing Demerger and the Company Reorganization has occurred, the Convertible Notes have not converted into shares and the numbers relate to shareholdings in Rezolve AI Limited.

(2)

DBLP Sea Cow Limited is wholly legally owned by Daniel Wagner and is wholly beneficially owned by John Wagner. Accordingly, all the shares in the name of DBLP Sea Cow Limited are included as beneficially owned by John Wagner.

(3)	Assumes 713,057 Founder Shares are allocated to the Non-Redeeming Stockholders by the Sponsor pursuant to the Non-Redemption Agreements.
(4)	Represents (i) 459,500 Private Placement Shares, (ii) 4,169, 500 Founder Shares, and (iii) 205,000 shares of Armada Common Stock held by Armada’s directors and officers.
(5)	Assumes 880,000 Founder Shares are allocated to Polar by the Sponsor pursuant to the Polar Subscription Agreement.
(6)

Represents 50,000 shares of Armada Common Stock held by Douglas Lurio directly and 4,629,443 shares of Armada Common Stock held by the Sponsor, of which Douglas Lurio and Stephen Herbert are managing members. Accordingly, all securities held by the Sponsor may ultimately be deemed to be beneficially held by Stephen Herbert and Douglas Lurio.

(7)

Represents 50,000 shares of Armada Common Stock held by Stephen Herbert directly and 4,629,443 shares of Armada Common Stock held by the Sponsor, of which Stephen Herbert and Douglas Lurio are managing members. Accordingly, all securities held by the Sponsor may ultimately be deemed to be beneficially held by Stephen Herbert and Douglas Lurio.
(8)

The expected beneficial ownership of Rezolve Ordinary Shares post-Business Combination is expected to be completed subsequent to the date of this proxy statement/prospectus, as the estimated number of Resolve Ordinary Shares issued and outstanding immediately following the Closing is not available as of the date of this proxy statement/prospectus.

(9)

Although the estimated number of Resolve Ordinary Shares issued and outstanding immediately following the Closing is not available as of the date of this proxy statement/prospectus, Daniel Wagner is expected to have the right to vote at least 75% of the outstanding shares.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing, Rezolve will have                  Rezolve Ordinary Shares, nominal value of                  each, authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to                  Rezolve Ordinary Shares issued and outstanding, assuming no shares of Armada Common Stock are redeemed in connection with the Business Combination and                  shares held by the Armada Initial Shareholders that will be subject to certain lock-up arrangements. In addition, Rezolve is expected to have                  Rezolve Warrants issued and outstanding, each Rezolve Warrant exercisable for one Rezolve Ordinary Share at                  per share. All of the Rezolve Ordinary Shares issued to the Armada stockholders in connection with the Business Combination will be freely transferable by persons other than by Rezolve’s “affiliates” or Armada’s “affiliates” without restriction or further registration under the Securities Act.

Sales of substantial amounts of the Rezolve Ordinary Shares in the public market could adversely affect prevailing market prices of the Rezolve Ordinary Shares. Prior to the Business Combination, there has been no public market for Rezolve Ordinary Shares. Rezolve intends to apply for listing of the Rezolve Ordinary Shares and Rezolve Warrants on Nasdaq, but Rezolve cannot assure you that a regular trading market will develop in the Rezolve Ordinary Shares and Rezolve Warrants.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Armada Related Person Transactions

In February 2021, Armada issued 4,312,500 shares of common stock to its sponsor for $25,000 in cash, at a purchase price of approximately $0.006 per share, in connection with its organization. On June 16, 2021, Armada’s sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, resulting in the sponsor holding an aggregate of 5,012,500 founder shares. On June 16, 2021, Armada’s sponsor transferred 50,000 founder shares to each of Messrs. Herbert and Lurio and 35,000 founder shares to each of Messrs. Khan, Decker and White. On July 23, 2021, Armada’s sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, resulting in the sponsor holding an aggregate of 6,007,500 shares of common stock. Because Armada’s underwriters did not exercise their over-allotment option, Armada’s sponsor forfeited 1,125,000 shares of common stock as of October 1, 2021. Additionally, upon consummation of Armada’s initial business combination, the sponsor allocated membership interests representing founder shares to each anchor investor.

Armada’s sponsor purchased an aggregate of 459,500 private shares at a price of $10.00 per share for an aggregate purchase price of $4,595,000. The initial purchasers have agreed not to transfer, assign or sell any of the private shares (except in connection with the same limited exceptions that the founder shares may be transferred as described above) until after the completion of Armada’s initial business combination. In the event of a liquidation prior to Armada’s initial business combination, the private shares will likely be worthless.

In order to meet Armada’s working capital needs following the consummation of its initial public offering, Armada’s sponsor, officers and directors or their affiliates may, but are not obligated to, loan Armada funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be non-interest bearing and be evidenced by a promissory note. The notes would either be paid upon consummation of Armada’s initial business combination, without interest, or, at holder’s discretion, up to $1,500,000 of the notes may be converted into shares of common stock at a price of $10.00 per share. The shares would be identical to the private shares. In the event that the initial business combination does not close, Armada may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment.

The holders of Armada’s founder shares as well as the holders of the private shares and any shares of common stock issued to Armada’s sponsor, officers, directors or their affiliates that may be issued in payment of working capital loans made to Armada (and all underlying securities), will be entitled to certain registration rights. The holders of a majority of these securities are entitled to make up to two demands that Armada register such securities. The holders of the majority of the founder shares and private shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. Armada will bear the expenses incurred in connection with the filing of any such registration statements. In connection with the closing of the Business Combination transaction, the registration rights agreement, dated August 12, 2021, by and between Armada and the Sponsor will be terminated and Rezolve, the Sponsor and certain stockholders of Rezolve will enter into an Investor Rights Agreement. For additional information, please see the section entitled “The Business Combination Proposal — Ancillary Agreements — Investor Rights Agreement.”

Armada’s liquidity needs up to the IPO of August 17, 2021 had been satisfied through a promissory note from related parties to cover certain offering costs of $230,352. The amounts borrowed under the note were fully repaid as of August 17, 2021. Armada’s sponsor has agreed that, commencing on the effective date of the IPO through the earlier of Armada’s consummation of its initial business combination or the liquidation of the Trust Account, it will make available to Armada certain general and administrative services, including office space, utilities and administrative support, as Armada may require from time to time. Armada has agreed to pay $10,000 per month for these services. Armada believes, based on rents and fees for similar services, that these fees are at least as favorable as it could have obtained from an unaffiliated person.

On May 9, 2022, the Armada’s sponsor loaned Armada the aggregate amount of $483,034 in order to assist Armada to fund its working capital needs. The loan is evidenced by two promissory notes in the aggregate principal amount of $483,034 from Armada, as maker, to Armada’s sponsor, as payee.

On November 10, 2022, Armada’s sponsor loaned Armada $1,500,000 in order to cover the additional contribution to the Trust Account in connection with its automatic extension and $450,000 to fund its working capital needs. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which Armada consummates an acquisition, merger or other business combination transaction involving Armada or its affiliates. The principal balance may be prepaid at any time.

During July 2022, Armada fully repaid one of the promissory notes in the amount of $187,034 which represented monies loaned to Armada for the payment of Delaware franchise taxes. Armada utilized the interest earned on the trust account to repay the promissory note. Armada also paid $44,246 on behalf of Armada’s sponsor for tax services in August and September 2022. The aggregate balance outstanding under all promissory notes was $2,201,754 and $251,754 as of March 31, 2023 and September 30, 2022, respectively.

Pursuant to Armada’s second amended and restated certificate of incorporation, Armada may extend the period of time to consummate a business combination up to a total of 24 months to complete a business combination. In order to effectuate such extension, Armada’s sponsor or its affiliates or designees, upon ten days advance notice prior to the applicable deadline, must deposit into the Trust Account $1,500,000, or $0.10 per share. Any such payments would be made in the form of a loan made no later than three business days prior to the 15-month anniversary of the IPO. Any such loans will be non-interest bearing and payable upon the consummation of Armada’s initial business combination. If Armada completes its initial business combination, Armada would repay such loaned amounts out of the proceeds of the Trust Account released to it. Armada’s sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for Armada to complete our initial business combination. If Armada does not complete a business combination, such loans will not be repaid.

Armada has entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in its amended and restated certificate of incorporation.

Armada may also pay consulting, finder or success fees to its initial stockholders, officers, directors or their affiliates for assisting Armada in consummating its initial business combination with such fee to be determined in an arms’ length negotiation based on the terms of the business combination.

Other than the payments to CCM, the $10,000 per month administrative fee, the payment of consulting, success or finder fees to its sponsor, officers, directors, or their affiliates in connection with the consummation of Armada’s initial business combination and repayment of the up to $300,000 loan, no compensation or fees of any kind will be paid to Armada’s sponsor, members of Armada’s management team or their respective affiliates, for services rendered prior to or in connection with the consummation of Armada’s initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Armada’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of consulting, success or finder fees payable by Armada upon consummation of an initial business combination. Additionally, there is no limit on the amount of out-of-pocket expenses reimbursable by Armada; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the Trust Account, such expenses would not be reimbursed by us unless Armada consummates an initial business combination.

Armada Policy Regarding Transactions with Related Persons

Armada’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Armada or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Armada’s shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Armada’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent Armada enters into such transactions. The audit committee considers all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to Armada than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Armada also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, Armada has agreed not to consummate an initial business combination with an entity that is affiliated with any of its sponsor, officers or directors unless it has obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, that the business combination is fair to its unaffiliated stockholders from a financial point of view. Armada will also need to obtain approval of a majority of its disinterested independent directors.

Rezolve Related Person Transactions

The following is a description of related-party transactions that Rezolve has entered into since January 1, 2019.

Relationship with Daniel Wagner

We have debt outstanding to DBLP Sea Cow Limited (a company incorporated in the Seychelles) (“DBLP”), which is wholly legally owned by Daniel Wagner and beneficially owned by John Wagner, in the amounts of $175,000 and $477,077, an aggregate of $652,077. The loans provided by DBLP were to provide liquidity to Rezolve in 2020 and 2021. There are no formal loan documents in place and the loan is non-interest bearing and remains callable at any time. We expect the loan to be called and repaid in H2 2023.

Rezolve and DBLP entered into a rolling annual consultancy agreement dated November 1, 2016. Pursuant to the terms of the agreement, DBLP is to be paid between $20,000 and $50,000 each month of the agreement. The agreement is not limited in time but has a rolling minimum 12 calendar month period and shall continue for as long as Rezolve requires services from DBLP.

Indemnification Agreements with Officers and Directors

On or before Closing, Rezolve shall enter into indemnification agreements with each of its directors and officers. The agreements will provide the indemnitees with contractual rights to indemnification and expense advancement and reimbursement, to the fullest extent permitted under English law, subject to certain exceptions contained in those agreements. No indemnification, hold harmless or exoneration rights shall be available where the conduct of the indemnitee constitutes a breach of indemnitee’s fiduciary duties to the Company or its shareholders or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law.

Rezolve will also purchase a policy of directors’ and officers’ liability insurance to be effective upon completion of the Business Combination that insures Rezolve’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Rezolve against its obligations to indemnify its officers and directors. Rezolve shall not be obligated under the indemnification agreements to make any indemnification, advance expenses, hold harmless or exoneration payment in connection with any claim made against the indemnitee for which payment has actually been received by or on behalf of the indemnitee under any insurance policy or other indemnity or advancement provision, except with respect to any excess beyond the amount actually received under any insurance policy, contract, agreement, other indemnity or advancement provision or otherwise.

Policies and Procedures for Related Person Transactions

Effective upon the Closing, the Rezolve board of directors will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which Rezolve or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of Rezolve’s executive officers or directors;

•	any person who is known by Rezolve to be the beneficial owner of more than 5% of Rezolve voting shares;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother in- law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Rezolve’s voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Rezolve’s voting shares; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Rezolve will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

Transactions Related to the Business Combination

In connection with the Business Combination, the parties entered into a number of agreements, including the Transaction Support Agreements, the Convertible Loan Subscription Agreement, and the Investors’ Rights Agreement. For further information, see “Business Combination Proposal.”

DESCRIPTION OF REZOLVE ORDINARY SHARES, ARTICLES OF

ASSOCIATION AND CERTAIN LEGAL CONSIDERATIONS

Introduction

Set forth below is (i) a summary of certain information concerning Rezolve’s share capital, (ii) a description of certain provisions of Rezolve’s articles of association as will be in force with effect from Closing (the “Articles”), and (iii) a summary of relevant provisions of the UK Companies Act 2006 (as amended) (the “UK Companies Act”) and certain other English law considerations. The summary below contains only material information concerning Rezolve’s share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to the Articles, which are filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

General Description of Rezolve Ordinary Shares

Rezolve Ordinary Shares to be issued in connection with the Merger will comprise a single class of ordinary shares with a nominal value of £0.001 each.

The following information is a summary of Rezolve Shares:

•	Rezolve Shares carry the right to receive dividends and distributions paid by Rezolve, if any.

•

The holders of Rezolve Shares have the right to receive notice of, and to attend and vote at, all Rezolve’s general meetings provided that the aggregate number of votes attaching to all shares in Rezolve held by the Rezolve Founder and/or in which he is interested or of which he is beneficial owner will be equal to the higher of: (i) 75% of the votes attaching to all shares in the capital of Rezolve and (ii) the total number of votes that would have been conferred on the Rezolve Founder if (i) did not apply.

•	Subject to the UK Companies Act, any equity securities issued by Rezolve for cash must first be offered to Rezolve shareholders in proportion to their existing holdings of Rezolve Shares.

•

The UK Companies Act allows for the disapplication of pre-emption rights, which may be waived by a special resolution of not less than three quarters of Rezolve shareholders, either generally or specifically, for a maximum period not exceeding five years.

•

Rezolve Shares are not redeemable; however, Rezolve may purchase or contract to purchase any of its Ordinary Shares on-market or off-market, subject to the UK Companies Act and Rezolve’s Articles. Rezolve may only purchase its Ordinary Shares out of distributable reserves or the proceeds of a new issue of shares made for the purpose of funding the repurchase.

If Rezolve is wound up (whether the liquidation is voluntary, under supervision of the Court or by the Court), the liquidator is under a duty to collect in and realize Rezolve’s assets and to distribute them to Rezolve’s creditors and, if there is a surplus, to Rezolve’s shareholders according to their entitlements. This applies whether the assets consist of property of one kind or of different kinds.

Rezolve may convert Rezolve Shares into deferred shares of £0.001 each in the capital of Rezolve (the “Deferred Shares”) in certain limited circumstances. The Deferred Shares have no rights to vote and do not entitle their holder to receive any dividend; distribution declared, made or paid; or any return of capital. The Deferred Shares also do not entitle their holder to any further or other right of participation in the assets of Rezolve (including on a winding-up). All or any part of the Deferred Shares from time to time shall be redeemable at the option of Rezolve for $1.00.

If at any time an employee or consultant (other than the Rezolve Founder) ceases to be an employee or consultant of or to Rezolve or any subsidiary (such that he or she is neither an employee or consultant of or to

Rezolve or any subsidiary), then unless the board of directors of Rezolve resolves otherwise with the written consent of the Rezolve Founder, all the Rezolve Shares held by such holder and/or his permitted transferees shall automatically convert into Deferred Shares (on the basis of one Deferred Share for each Rezolve Share held) on the date of such cessation (rounded down to the nearest whole share).

Share Register

Rezolve is required by the UK Companies Act to keep a register of its shareholders. Under the laws of England and Wales, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in the share register. The share register therefore is prima facie evidence of the identity of Rezolve’s shareholders, and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of Rezolve’s Ordinary Shares. Rezolve’s share register is maintained by its registrar,                .

Under the UK Companies Act, Rezolve must enter an allotment of shares in its share register as soon as practicable and in any event within two months of the allotment. Rezolve also is required by the UK Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.

Rezolve, any of its shareholders or any other affected person may apply to the court for rectification of the share register if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from Rezolve’s register of shareholders; or

•

there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder or on which Rezolve has a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Warrants

Armada has in issue a number of Armada Units consisting of one share of Armada Common Stock and one-half of one redeemable Armada Warrant (which trades on Nasdaq under the symbol “AACIW”). Each whole Armada Warrant entitles the holder to purchase one share of Armada Common Stock at a price of $11.50 per share, subject to adjustment. Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination, each issued and outstanding Armada Warrant immediately prior to the Merger Effective Time will be exchanged for                  Rezolve Warrant. The Rezolve Warrants will be on terms substantially the same as the terms of the existing Armada Warrants (other than terms in the latter that refer to the Business Combination and other than where incompatible with English law), and which are summarized below.

Each whole Rezolve Warrant will entitle the holder to purchase one Rezolve Ordinary Share at a price of $11.50 per share subject to adjustment as discussed below. The Rezolve Warrants will become exercisable 30 days after the completion of the Business Combination and terminating at 5:00pm New York City time on the earlier to occur of (i)                 years from the consummation of the Business Combination, (ii) the date on which the warrants are redeemed, and (iii) the liquidation of Rezolve, provided in each case that Rezolve has an effective registration statement under the Securities Act covering the Rezolve Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky laws of the state of residence of the holder.

We will not be obligated to deliver any Rezolve Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Rezolve Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a Rezolve Ordinary Share upon exercise of a warrant unless the Rezolve Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have agreed that as soon as practicable after the closing of the Business Combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Rezolve Ordinary Shares issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Rezolve Warrant Agreement which will then apply to the Rezolve Warrants.

Redemption of Rezolve Warrants when the price per Rezolve Ordinary Share equals or exceeds $18.00. Once the warrants become exercisable, we may redeem the outstanding warrants (subject to any restrictions under the UK Companies Act):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the closing price of the Rezolve Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable the redemption right may be exercised even if it is not possible to register or qualify the underlying securities for sale under all applicable state securities laws. The last of the redemption criterion discussed above has been included to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Rezolve Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If Rezolve calls the warrants for redemption as described above, Rezolve’s management will have the discretion to require all holders that wish to exercise Rezolve Warrants to do so on a “cashless basis” but only if permitted under English law. In such event, each holder would pay the exercise price by surrendering the Rezolve Warrants for that number of Rezolve Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Rezolve Ordinary Shares underlying the Rezolve Warrants, multiplied by the difference between the exercise price of the Rezolve Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Rezolve Ordinary Shares for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Rezolve Warrants. The ability for warrants to be exercised on such a “cashless basis” will be in the sole discretion of Rezolve and subject to any restrictions under the UK Companies Act.

No fractional Rezolve Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of Rezolve

Ordinary Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Rezolve Ordinary Shares pursuant to the applicable Warrant Agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Rezolve Ordinary Shares, Rezolve (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants

Holder Election to Limit Exercise. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (as specified by the holder) of the Rezolve Ordinary Shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments. If the number of outstanding Rezolve Ordinary Shares is increased by a stock dividend payable in Rezolve Ordinary Shares, or by a split up of common stock or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Rezolve Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase Rezolve Ordinary Shares at a price less than the fair market value will be deemed a share capitalization of a number of Rezolve Ordinary Shares equal to the product of (i) the number of Rezolve Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Rezolve Ordinary Shares) and (ii) one minus the quotient of (x) the price per Rezolve Ordinary Share paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Rezolve Ordinary Shares, in determining the price payable for Rezolve Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Rezolve Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Rezolve Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

If the number of outstanding Rezolve Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Rezolve Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of Rezolve Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Rezolve Ordinary Shares.

Whenever the number of Rezolve Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Rezolve Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Rezolve Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Rezolve Ordinary Shares (other than those described above or that solely affects the par value of such Rezolve Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding Rezolve Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Rezolve Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Rezolve Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Rezolve Ordinary Shares and any voting rights until they exercise their warrants and receive Rezolve Ordinary Shares. After the issuance of Rezolve Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Armada Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forums for any such action, proceeding or claim. See “Risk Factors—The Armada Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by holders of Rezolve Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Rezolve.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Articles of Association of Rezolve

The following information is a summary of the material terms of the Rezolve Shares as specified in the Articles. The following summary does not purport to be complete and is qualified in its entirety by reference to the Articles.

Share rights

Subject to the UK Companies Act, the Articles and to any rights for the time being attached to any existing share, Ordinary Shares may be issued with such rights or restrictions as Rezolve may from time to time by ordinary resolution determine, or, if not so determined, as Rezolve’s board of directors may determine.

Subject to the UK Companies Act, any share may be issued which is to be redeemed or is to be liable to be redeemed at the option of Rezolve or the holder, on such terms, conditions and in such manner as Rezolve’s board of directors may determine.

Voting rights and quorum

Subject as provided below and to any rights or restrictions attached to any shares from time to time, every member who is present in person or by a duly appointed proxy at a general meeting shall on a poll have one vote for each share of which he or she is the holder.

The aggregate number of votes attaching to all the shares held by Daniel Wagner as the “Rezolve Founder” or in which he is interested shall be equal to the higher of:

(i)	75% of the votes attaching to all shares in the capital of the Company; and

(ii)	the total number of votes that would otherwise have been conferred on Daniel Wagner.

No business (other than the appointment of a chair) shall be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a member, the proxy of a member or a duly authorized representative of a corporation which is a member, shall be a quorum (provided that, for so long as the Rezolve Founder is the holder, directly or indirectly or beneficially interested in Ordinary Shares and is entitled to exercise not less than 10% of the votes attaching to all shares of Rezolve immediately prior to the beginning of the general meeting, he must be present for a general meeting to be quorate).

Restrictions on Voting

No shareholder shall, unless the directors otherwise determine, be entitled to vote, either in person or by proxy, at any general meeting or at any separate class meeting in respect of any share held by such shareholder unless all calls or other sums payable by such shareholder in respect of that share have been paid.

Rezolve’s board of directors may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to Rezolve serving on such shareholder at least 14 days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on such holder’s shares.

Variation of Rights

The rights attached to any class of shares may be varied in accordance with the provisions of the UK Companies Act and with either the written consent of the holders of not less than three-quarters of the voting rights attached to the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of a special resolution (being a 75% majority of Rezolve shareholders of the relevant class, present at a general meeting in person or by proxy) passed at a separate meeting of the holders of those class of shares. At every such separate general meeting (except an adjourned meeting), subject to the application of all other provisions of the articles of association with regard to general meetings, the quorum must be two or more persons holding, or representing by proxy, issued shares of the class (calculated excluding any shares held as treasury shares), provided that Daniel Wagner is also present so long as he is the holder, directly or indirectly or beneficially interested in Ordinary Shares and is entitled to exercise not less than 10% of the votes attaching to all shares in Rezolve.

The rights conferred upon the holders of any shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by the creation or issue of further shares ranking equally with them or the purchase, or redemption by Rezolve of its own shares.

Share transfers

The Ordinary Shares are in registered form. Any Ordinary Shares may be held in uncertificated form.

A member may transfer certificated shares to another person by a written instrument of transfer in any usual form (or any other form approved by Rezolve’s board of directors) executed by or on behalf of the transferor and, in the case of a share which is not fully paid, by or on behalf of the transferee. Rezolve’s board of directors may refuse to register the transfer of a certificated share which is in respect of a partly paid share provided that any refusal does not prevent open and proper dealings of any class of shares which are admitted to trading on Nasdaq and may also refuse to register the transfer of any certificated (or uncertificated) share if Company has a lien on that share. The Rezolve board of directors may also refuse to register the transfer of a certificated share unless the transfer is in respect of only one class of share, is duly stamped (or certified as not chargeable to stamp duty) and is deposited to Rezolve’s registered office or any place the Rezolve board of directors may determine for registration and is accompanied by the relevant share certificate or such other evidence the Rezolve board of directors may reasonably require.

The transferor of an ordinary share is deemed to remain the holder until the transferee’s name is entered in the share register.

Subject to the provisions of Rezolve’s articles of association, title to uncertificated shares may be transferred in accordance with the Uncertificated Securities Regulations 2001. Rezolve’s board of directors is required to register a transfer of any uncertificated share in accordance with those regulations. Rezolve’s board of directors may refuse to register any such transfer which is in favor of more than four persons jointly or in any other circumstances permitted by those regulations. Provisions of the articles of association do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Dividends

Subject to it having sufficient distributable reserves, Rezolve may, by ordinary resolution (being a resolution passed by a 50% majority of Rezolve shareholders in person or by proxy), from time to time declare dividends not exceeding the amount recommended by Rezolve’s board of directors. Rezolve’s board of directors may pay interim dividends, and any fixed rate dividend, whenever its financial position, in the opinion of its board of directors, justifies its payment.

All dividends on shares are to be paid according to the amounts paid up on their nominal value, or otherwise in accordance with the terms concerning entitlement to dividends on which shares were issued.

All unclaimed dividends may be made use of by Rezolve’s board of directors for Rezolve’s benefit until claimed.

Any dividend unclaimed for a period of 10 years from the date when it was declared or became due for payment shall revert to Rezolve.

Rezolve’s board of directors may, by way of ordinary resolution (being a resolution passed by a 50% majority of Rezolve shareholders in person or by proxy), from time to time offer any holders of a particular class of shares the right to elect to receive further fully paid shares of that class by way of scrip dividend instead of cash in respect of any dividend.

Shareholder meetings

Rezolve’s board of directors is required to convene annual general meetings in accordance with the UK Companies Act. The UK Companies Act provides that a general meeting (other than an adjourned meeting) must be called by notice of at least 21 days’ in the case of an annual general meeting (unless shareholders approve a notice period of 14 days’ by special resolution (being a resolution passed by a 75% majority of Rezolve shareholders present at a general meeting in person or by proxy) and at least 14 days’ in any other case). Rezolve’s board of directors may convene a general meeting which is not an annual general meeting whenever it thinks fit.

Rezolve is required to give notice of a general meeting to each member (other than a person who, under Rezolve’s articles of association or pursuant to any restrictions imposed on any shares, is not entitled to receive such a notice or to whom Rezolve, in accordance with applicable law, has not sent and is not required to send its latest annual report and accounts), to its directors and to its auditors. For these purposes “members” are the persons registered in the register of members as being holders of shares at any particular time on any particular record date fixed by the board of directors that (in accordance with the Uncertificated Securities Regulations 2001) is not more than 21 days before the sending out of the notice convening the meeting. The notice of a general meeting may specify a time by which a person must be entered on Rezolve’s register of members in order to have the right to attend or vote at the meeting.

A member who is entitled to attend and vote at a general meeting is entitled to appoint another person, or two or more persons in respect of different classes of shares held by him, as his proxy to exercise all or any of his rights to attend, to speak and to vote at the meeting.

The voting rights of each member at a general meeting are as set out under the heading “Voting Rights and Quorum” above.

Alteration of share capital

Rezolve may alter its share capital in any way permitted by the UK Companies Act and applicable law and confer any preference or other advantage on one or more of the shares resulting from any division or sub-division of its share capital. Rezolve may, by special resolution (being a resolution passed by a 75% majority of Rezolve shareholders present at a general meeting in person or by proxy), reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserves.

Rezolve may agree with any member terms and conditions upon which all or any part of the Ordinary Shares held by such member from time to time shall be automatically converted into deferred shares.

If at any time an employee or consultant (other than the Rezolve Founder) ceases to be an employee or consultant of or to Rezolve or any subsidiary (such that he is neither an employee or consultant of or to Rezolve or any subsidiary), then unless the Board resolves otherwise with the written consent of the Rezolve Founder all the Shares held by such holder and/or his Permitted Transferees shall automatically convert into Deferred Shares on the date of such cessation. Deferred shares carry no right to a dividend, nor any right to vote or to participate on a winding up and can be redeemed at any time by Rezolve for a total payment for all deferred shares in issue of $1.

Change of Control

There is no specific provision in the articles of association that would have the effect of delaying, deferring or preventing a change of control. Our board will be divided into three classes serving staggered three-year terms with the first class being eligible for re-election at the annual general meeting of the Rezolve held in                  , the second class being eligible for re-election at the annual general meeting of the Rezolve held in                  and the third class being eligible for re-election at the annual general meeting of the Rezolve held in                 . The Board may remove any directors appointed by Armada from 12 months after Closing. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three year term at the annual meeting of stockholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of our board of directors.

Distributions on Winding Up

On a winding up, the liquidator may, with the sanction of a special resolution of shareholders and any other sanctions required by law, divide amongst the shareholders (excluding the company itself to the extent it is a shareholder by virtue only of its holding of shares as treasury shares) in specie or in kind the whole or any part of its assets (whether they shall consist of property of the same kind or not) and may set such values and may determine how such division shall be carried out as between the shareholders or different classes of shareholder. The liquidator may, with the sanction of a special resolution of the shareholders and any other sanctions required by law, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but no shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

Directors

Number of Directors

Unless and until otherwise determined by an ordinary resolution of shareholders, Rezolve may not have less than three directors and there shall be no maximum number of persons permitted to sit on the board of directors.

Rezolve’s board will be divided into three classes serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three year term at the annual meeting of stockholders in the year in which his term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of Rezolve’s board of directors. Any directors appointed by Armada may be removed by Rezolve’s board of directors after the initial 12 months following Closing.

Appointment of Directors

Subject to the provisions of the articles of association Rezolve may, by ordinary resolution of the shareholders, elect any person who is willing to act to be a director, either to fill a casual vacancy or as an addition to the existing board. No person that is not a director retiring from the existing board is eligible for appointment as a director unless recommended by the board of directors, or unless not less than seven and not more than 42 days before the date appointed for the meeting a notice is given to the company by a member expressing an intention to propose such person for appointment as a director, and such notice has also been signed by that person expressing a willingness to be elected.

Without prejudice to the power to appoint any person to be a director by shareholder resolution, the board has power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board but so that the total number of directors does not exceed any maximum number fixed by or in accordance with the Articles.

At the end of the period of 12 months after his appointment or from when the Sponsor group ceases to beneficially own any Ordinary Shares, if earlier, the Board may remove any of the two directors nominated by the Sponsor group and the independent director mutually determined by the nomination committee of the Board and the Sponsor group.

Retirement of Directors

Each director that holds office on the date seven days before the date of notice of the annual general meeting shall retire from office ahead of the annual general meeting and be eligible for re-election, with all re-elected directors being treated as continuing in office without a break in their duties. A retiring director shall, if not re-appointed at such meeting, retain office until the conclusion of such meeting. If a vacated office is not filled the retiring director shall be deemed to be re-appointed, unless at such meeting a resolution is passed not to fill the vacancy or to elect another director in that retiring director’s place, or unless a resolution to re-elect that retiring director is put to the meeting and defeated.

Directors’ Interests

Subject to the requirements of the UK Companies Act, a director who is any way, whether directly or indirectly, interested in a proposed or existing transaction or arrangement with Rezolve shall declare the nature of his interest at a meeting of the directors.

The directors may authorize, to the fullest extent permitted by law, any matter proposed to them which would otherwise result in a director infringing his or her duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with Rezolve’s interests. A director shall not, save as otherwise agreed by him or her, be accountable to Rezolve for any benefit which he or she derives from any matter authorized by the directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit. This authorization does not extend to any conflicts of interest arising in relation to a transaction or arrangement with Rezolve. Such authorization is subject to any requirement as to quorum at the meeting at which the matter is considered being met without counting the director in question, or if the matter was agreed to without their voting or would have been agreed to without their voting. Such authorization is subject to any limitations imposed by the directors and is liable to be varied or revoked at any time.

A director shall not vote or be counted in the quorum at a meeting in relation to any resolution in respect of any transaction or arrangement with Rezolve in which the director has an interest that may reasonably be regarded as likely to give rise to a conflict of interest. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is debarred from voting.

A director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

•	any contract, transaction or arrangement in which the director is interested by virtue of an interest in shares, debentures or other securities of Rezolve or any of its subsidiary undertakings;

•

the giving of any guarantee, security or indemnity in respect of (i) money lent or obligations incurred by him or any other person at the request of, or for the benefit of, Rezolve or any of its subsidiary undertakings, or (ii) a debt or obligation of Rezolve or any of its subsidiary undertakings for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security;

•	indemnification by Rezolve in relation to the performance of the director’s duties on behalf of the Company or any of its subsidiary undertakings;

•

any issue or offer of shares or debentures or other securities of or by Rezolve or any of its subsidiary undertakings for subscription or purchase, in respect of which the director is or may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

•

any transaction or arrangement concerning another company in which the director does not hold, directly or indirectly, an interest representing one per cent or more of any class of the equity share capital of such company;

•

any arrangement for the benefit of employees of Rezolve or of any of its subsidiary undertakings which does not accord to the director any privilege or benefit not generally accorded to the employees to whom the contract or arrangement relates; and

•	the purchase or maintenance of insurance either for or for the benefit of any director or for persons who include directors.

If a question arises at a meeting of the board or of a committee of the board as to whether an interest may reasonably be regarded as likely to give rise to a conflict of interest or as to the entitlement of any director to vote in relation to a transaction or arrangement with Rezolve, and such question is not resolved by his or her voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be determined by the chairman and their ruling in relation to any director other than themselves shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned, so far as known to said director, has not been fairly disclosed. If any question shall arise in respect of the chairman of the meeting and is not resolved by the chairman voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the Rezolve board of directors (for which purpose, the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chair of the meeting, so far as known to the chair, has not been fairly disclosed.

Subject to the UK Companies Act, the Company may, by ordinary resolution, suspend the above provisions to any extent or ratify any transaction or arrangement not duly authorized by reason of a contravention of these provisions.

Directors’ Fees and Remuneration

Special remuneration may be granted to any director who performs any special or extra services to, or at the request of, Rezolve, to be paid by way of lump sum, salary, commission, participation in profits or otherwise as the Rezolve board of directors may decide.

Each director may be paid all proper and reasonable expenses incurred in the discharge of the director’s duties, including attending and returning from meetings of the directors or committees of the directors or general meetings of Rezolve.

Borrowing Powers

Rezolve’s board of directors may exercise all the powers to borrow money and to mortgage or charge all or any part of Rezolve’s undertaking, property, assets (present or future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of Rezolve or of any third party, subject to and in accordance with the UK Companies Act.

Indemnity

Subject to the provisions of the UK Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every one of the directors or other officers shall be indemnified out of the assets of Rezolve against any liability incurred by them for negligence, default, breach of duty, breach of trust or otherwise in relation to the affairs of Rezolve or the affairs of an associated company or in connection with the activities of Rezolve, or of an associated company, as a trustee of an occupational pension scheme (as defined in section 235(6) of the UK Companies Act), or in connection with Rezolve’s activities, or the activities of an associated company.

Other English Law Considerations

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the UK Companies Act, where a takeover offer has been made for Rezolve and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he, she or it wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares.

Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to Rezolve, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the UK Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell Out

The UK Companies Act also gives minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of Rezolve’s Ordinary Shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his, her or its shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of all the voting shares of Rezolve, and (ii) not less than 90% of the voting rights of Rezolve’s shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his, her or its rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the UK Companies Act, Rezolve may by notice in writing to any person whom Rezolve knows or has reasonable cause to believe to be interested in its shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to Rezolve particulars of that person’s interest and (so far as is within such person’s knowledge) particulars of any other interest that subsists or subsisted in those shares.

Under the Articles, if a person defaults in supplying Rezolve with the required particulars in relation to the shares in question, or default shares, within the prescribed period of 14 days from the date of the service of notice, the directors may by notice direct that:

•

in respect of the default shares, the relevant shareholder shall not be entitled to vote (either in person or by proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings; and

•

where the default shares represent at least 0.25% of their class, (i) any dividend or other money payable in respect of the default shares shall be retained by Rezolve without liability to pay interest and/or (ii) no transfers by the relevant shareholder of any default shares may be registered (unless the shareholder is not in default and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred are default shares).

Purchase of Own Shares

Under the laws of England and Wales, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles of association. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased. Subject to the above, Rezolve may purchase its own shares in the manner prescribed below. Rezolve may make an “on-market” purchase of its own fully paid shares pursuant to an ordinary resolution of shareholders. The resolution authorizing an on-market purchase must:

•	specify the maximum number of shares authorized to be acquired;

•	determine the maximum and minimum prices that may be paid for the shares; and

•	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Rezolve may purchase its own fully paid shares in an “off-market” purchase otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom Rezolve proposes to purchase shares votes on the resolution and the resolution would not have been passed if he, she or it had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Distributions and Dividends

Under the UK Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to Rezolve and to each of its subsidiaries that has been incorporated under the laws of England and Wales.

It is not sufficient that Rezolve, as a public company, has made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called-up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

Anti-Money Laundering

If any person in the United Kingdom knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to the National Crime Agency of the United Kingdom, pursuant to the Proceeds of Crime Act 2002 of the United Kingdom. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Enforceability of Civil Liabilities

Rezolve is a company incorporated under the laws of England and Wales. A substantial portion of Rezolve’s assets and a number of its directors and executive officers are located, and reside, outside of the United States of America. Due to this, it may not be possible for investors to serve process within the United States upon Rezolve or upon such persons with respect to matters arising under the United States federal securities laws, or to enforce against Rezolve or persons located outside of the United States judgments of the courts of the United States which are asserted under the civil liability provisions of the United States federal securities laws.

Rezolve understands that there is doubt as to the enforceability in the United Kingdom, with respect to original actions or actions for enforcement of judgements of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States insofar as they are fines or penalties. Further, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom, by way of it being a penalty.

Rezolve has appointed Cogency Global Inc. to act as process agent in respect of any action against the company in any state or federal court in the State of New York arising out of the Merger as described in this prospectus or any issuance of Rezolve shares in connection with the Merger.

Data Protection - United Kingdom

Rezolve has certain duties under the General Data Protection Regulation (as implemented in the UK) and the Data Protection Act 2018 (“UK GDPR”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

All shareholders in Rezolve will provide the Company with certain information which constitutes personal data within the meaning of the UK GDPR (“personal data”). In the following discussion, the “Company” refers to Rezolve and its affiliates and/or delegates, except where the context requires otherwise.

Investor Data

Rezolve will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. Rezolve will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct its activities on an ongoing basis or to comply with legal and regulatory obligations to which Rezolve is subject. Rezolve will only transfer personal data in accordance with the requirements of the UK GDPR and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In its use of this personal data, Rezolve will be characterized as a “data controller” for the purposes of the UK GDPR, while its affiliates and service providers who may receive this personal data from Rezolve in the conduct of its activities may either act as our “data processors” for the purposes of the UK GDPR or may process personal information for their own lawful purposes in connection with services provided to Rezolve. Rezolve will ensure it has appropriate contractual agreements in place with any processors to ensure the protection of any shared personal data.

Rezolve may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a member and/or any individuals connected with a member as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the member’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides Rezolve with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How Rezolve May Use a Member’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•	where this is necessary for the performance of its rights and obligations under any purchase agreements;

•	where this is necessary for compliance with a legal and regulatory obligation to which the company is subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

•	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should Rezolve wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), it will contact you.

Why Rezolve May Share Your Personal Data

In certain circumstances Rezolve may be legally obliged to share personal data and other information with respect to your shareholding, for instance with relevant regulatory authorities such as HMRC or other authorities. They, in turn, may exchange this information with foreign authorities, including tax authorities.

Rezolve anticipates disclosing personal data to persons who provide services to the company and their respective affiliates (which may include certain entities located outside the United States, the United Kingdom or the European Economic Area), who will process your personal data on its behalf.

Rezolve may share your personal data with our affiliates for any of the purposes described in this privacy notice.

Rezolve may disclose and transfer your personal data to service providers, advisors, potential transactional partners, or third parties in connection with the consideration, negotiation or completion of a corporate transaction in which we are acquired by or merged with another company or we sell, liquidate, or transfer all or a portion of our business or assets.

International Data Transfers

Where any personal data is transferred internationally, Rezolve will take reasonable steps to ensure that a safe transfer mechanism is in place to protect the personal data in question, such as Standard Contractual Clauses approved by the European Commission or the UK government.

The Data Protection Measures Rezolve Takes

Rezolve and its duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data. However, as no electronic transmission or storage of information can be entirely secure, Rezolve can make no guarantees as to the security or privacy of your personal data.

Retention

We take measures to delete your personal data or keep it in a form that does not permit identifying you when this personal data is no longer necessary for the purposes for which we process it, unless we are required by law to keep this personal data for a longer period. When we process personal data for our own purposes, we determine the retention period taking into account various criteria, such as the nature and length of our relationship with you, and mandatory retention periods provided by law and the statute of limitations.

COMPARISON OF RIGHTS OF ARMADA STOCKHOLDERS AND REZOLVE SHAREHOLDERS

In connection with the Business Combination, holders of Armada Common Stock will become shareholders of Rezolve and their rights will be governed by English law and the Articles. Currently, the rights of Armada stockholders are governed by the laws of the State of Delaware and the Armada Charter.

This section describes the material differences between the rights of Armada stockholders and the proposed rights of Rezolve’s shareholders. This summary is not complete and does not cover all of the differences between the laws of England and Wales and the laws of Delaware affecting corporations and their shareholders or all the differences between Armada’s and Rezolve’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the English laws and Delaware laws and Armada’s and Rezolve’s organizational documents. For information on the Armada Charter see the section entitled, “Where You Can Find More Information” in this proxy statement/prospectus. For a summary of the Articles, see the section entitled “Description of Rezolve’s Securities” in this proxy statement/prospectus.

Unless the context otherwise requires, references to “shareholder” or “shareholders” means the person(s) whose name(s) appear on a company’s register of members and who are the legal owners of the shares concerned.

England	Delaware
Shareholder Meetings

• Held at such time or place as designated in the articles of association, or if not so designated, as determined by the board of directors, or if necessary, by the chair of the meeting	• Held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors

• May be held within or without England	• May be held within or without Delaware

• Notice:	• Notice:

•  Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting and the general nature of the business to be conducted at the general meeting.

•  Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

•  Not less than 21 clear days’ notice shall be given of any annual general meeting and the case of all other general meetings, not less than 14 clear days’ notice shall be given.

•  General meetings may be called upon shorter notice with the agreement of (i) in the case of an annual general meeting, all the shareholders who are permitted to attend and vote, or (ii) in the case of any other general meeting, a majority of the shareholders holding at least 95% by nominal value of the shares giving the right to attend and vote at the meeting.

•  “Clear days’ notice” means calendar days and excludes (i) the deemed date of receipt of the

• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

England	Delaware

notice, and (ii) the date of the meeting itself. Rezolve’s articles of association provide that documents sent by first class post are deemed received the day after mailing and, if sent by airmail, on the third day after mailing, and in each other case, two days after mailing.

• Any action required to be taken by meeting of shareholders must be taken at a meeting. Written shareholder resolutions are not possible for a UK public limited company.	• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote

• Any person authorized to vote may authorize another person or persons to act for him by proxy.	• Any person authorized to vote may authorize another person or persons to act for him by proxy.

•  The quorum required for a general meeting of members consists of at least two (2) members, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, and entitled to vote, provided that for so long as the Rezolve Founder is the holder, directly or indirectly or beneficially interested in Ordinary Shares and is entitled to exercise not less than 10% of the votes attaching to all shares of Rezolve, he must be present for the general meeting to be quorate.

•  Under English law an ordinary resolution means a resolution that is passed by a simple majority (i.e. more than 50%) of those shareholders present at a general meeting in person or by proxy. A resolution passed on a poll taken at a meeting is passed by a simple majority if it is passed by members representing a simple majority of the total voting rights of members who (being entitled to do so) vote in person or by proxy on the resolution.

•  Under English law a special resolution means a resolution passed by a majority of not less than 75% of those shareholders present at a general meeting in person or by proxy. A resolution passed on a poll taken at a meeting is passed by a majority of not less than 75% if it is passed by members representing not less than 75% of the total voting rights of the members who (being entitled to do so) vote in person or by proxy on the resolution.

•  The aggregate number of votes attaching to all the shares in Rezolve held by Daniel Wagner as the Rezolve Founder or in which he is interested shall be equal to the higher of:

(i) 75% of the votes attaching to all shares in the capital of the Company; and

•  For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

England	Delaware
(ii) the total number of votes that would otherwise have been conferred on Daniel Wagner.

•  The resolution is not a special resolution unless the notice of the meeting included the text of the resolution and specified the intention to propose the resolution as a special resolution, and if the notice of the meeting so specified, the resolution may only be passed as a special resolution.

•  “Special resolutions” generally involve proposals to change the name of the company, alter its capital structure, change or amend the rights of shareholders, permit the company to issue new shares for cash without applying the shareholders’ pre-emptive rights, amend the company’s articles of association, or carry out other matters where either the company’s articles of association or the UK Companies Act prescribe that a “special resolution” is required.

•  Other proposals relating to the ordinary course of the company’s business, such as the election of directors, would generally be proposed as an ordinary resolution.

Directors

• The directors shall not, unless otherwise determined by an ordinary resolution of Rezolve, be less than three but shall not be subject to a maximum number.	• The board must consist of at least one member.

•  Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Removal of Directors

•  Under the UK Companies Act, a company may remove a director without cause by ordinary resolution, irrespective of anything in any agreement between the director and the company, provided that 28 clear days’ notice of the proposed resolution to remove the director is given to the company and certain other procedural requirements under the UK Companies Act are followed.

•  Rezolve’s articles of association provide that in addition to any power of removal conferred by the

•  A director of a corporation may be removed for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

England	Delaware
UK Companies Act, the company may by ordinary resolution remove any director before the expiration of his period of office.
Shareholder nominations of Directors and other Proposals

•  Under English law, shareholders may require the directors to call a general meeting of shareholders of the company if the request is made by shareholders holding at least 5% of the total voting rights and may specify the text of a resolution be voted on at that meeting. The shareholders of a public company may require the company to give to members of the company notice of a resolution to be moved at an annual general meeting if the request is made by either: (i) shareholders holding at least 5% of the total voting rights, or (ii) by at least 100 shareholders who have a relevant right to vote and hold shares in the company on which there has been paid up an average sum, per shareholder, of at least £100.

•  Shareholders may also require the company to circulate to members of the company entitled to receive notice of a general meeting, a statement of not more than 1,000 words with respect to (i) a matter referred to in a proposed resolution to be dealt with at that meeting, or (ii) other business to be dealt with at that meeting. A company is required to circulate such a statement once it has received requests from shareholders (in line with the thresholds outlined above).

•  Resolutions to appoint directors to a public company such as Rezolve must be put to shareholders on the basis of one resolution for each nominated director. A single resolution to appoint two or more directors must not be proposed to be voted upon at a general meeting unless a resolution that it should be so made has first been agreed to by the general meeting without any vote being given against it.

•  Armada’s bylaws provide that stockholders seeking to bring business before its annual meeting of stockholders, or to nominate candidates for election as directors at its annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to Armada’s principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the scheduled date of the annual meeting of stockholders. In the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting of stockholders is given, a stockholder’s notice shall be timely if delivered to our principal executive offices not later than the 10th day following the day on which public announcement of the date of Armada’s annual meeting of stockholders is first made or sent by us. Armada’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude Armada’s stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors at its annual meeting of stockholders.

•  Under the Delaware General Corporation Law (“DGCL”), a corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Fiduciary Duties and Conflicts

• Directors and officers must act in good faith and in the best interest of the company for the benefit of its members as a whole.	• Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation as a whole.

• Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.	• Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

England	Delaware

•  The UK Companies Act codified the general equitable duties of directors. In summary, these are (i) to act within powers; (ii) to promote the success of the company; (iii) to exercise independent judgment; (iv) to exercise reasonable care, skill and diligence; (v) to avoid conflicts of interest; (vi) not

•  Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will be protected by the “business judgment rule.”

to accept benefits from third parties; and (vii) to declare any interest in a proposed transaction or arrangement with the company.

•  There are other uncodified duties of directors; including that a director must in certain circumstances consider or act in the interests of the company’s creditors.

•  Rezolve’s articles of association provide that the Rezolve board of directors may in specified circumstances authorize any matter that would otherwise involve a director breaching his duty under the UK Companies Act to avoid a conflict of interest.

•  The articles of association also provide that, subject to authorization of such conflict, a director may retain any benefit derived by reason of that interest.

Liability of Directors and Officers

•  Under the UK Companies Act, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company, is void.

•  Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director, is also void except as permitted by the UK Companies Act, which provides exceptions for a company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he or she is successful in defending the claim or criminal proceedings); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

•  Armada’s certificate of incorporation provides: “The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

•  Armada entered into indemnification agreements with each of Armada’s officers and directors. These agreements require Armada to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Armada, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

England	Delaware
• The UK Companies Act permits companies to purchase and maintain insurance for directors against any liability arising from negligence,

default, breach of duty or breach of trust in relation to the company. Rezolve maintains directors’ and officers’ liability insurance.

Pre-emptive Rights

•  Under English law, the issuance for cash of (i) equity securities, being those shares in a company which, with respect to dividends or capital, carry a right to participate beyond a specified amount in a distribution, or (ii) rights to subscribe for or convert into equity securities, must be offered first to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting.

• Armada’s shareholders do not have pre-emptive rights.

Shareholders’ Derivative Actions

•  Derivative actions can be pursued in the courts of England and Wales pursuant to common law or statute. Under common law, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) its officers or directors usually may not be brought by a shareholder directly. However, more commonly claims are brought by a shareholder directly under statute against the directors of the company. Regardless of the route, the court has discretion as to whether to give permission for a derivative claim to be continued.

•  Derivative claims under statute are limited to actual or proposed acts or omissions involving negligence, default, breach of duty or breach of trust by those controlling the company (directors, or shadow directors, current or former).

•  Subject to certain exceptions, the act complained of can have taken place before or after the shareholder became a member of the company.

•  In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

•  Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

•  Such action shall not be dismissed or compromised without the approval of the Chancery Court.

•  Shareholders of a Delaware corporation that redeemed their shares, or whose shares were canceled in connection with dissolution, would not be able to bring a derivative action against the corporation after the shares have been redeemed or canceled.

Shareholder Votes on Certain Transactions

•  The UK Companies Act only permits mergers in specified limited circumstances.

•  However, the UK Companies Act provides for schemes of arrangement which are arrangements or compromises between a company and any class of shareholders or creditors. Schemes of arrangement

•  Generally, under the DGCL, completion of a merger, consolidation, dissolution, or the sale, lease, or exchange of substantially all of a corporation’s assets requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher

England	Delaware
are used in certain types of restructurings, amalgamations, capital reorganizations and takeovers.

percentage) of outstanding stock of the corporation entitled to vote. The DGCL also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the DGCL.

•  These arrangements require: (i) the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and (ii) the approval of the court.

•  Certain other types of extraordinary transactions such as certain capital reorganizations also require approval by shareholders (either by a majority or at least 75% of the votes cast in person or by proxy, depending on the type of transaction), while other types of transactions, including asset sales and tender offers, often do not require shareholder approval.

Transactions with Interested Shareholders

•  English law does not regulate transactions between a company and its shareholders, although such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

•  The business combination statute applicable to Delaware corporations provides that, unless the corporation has specifically elected not to be governed by such statute under its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the proposed transactions or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

England	Delaware

Sources and Payment of Dividends

•  Generally speaking, and subject to the prior rights of holders of any preferred shares, under English law, a company may pay dividends on its Ordinary Shares only out of its distributable profits (defined as accumulated, realized profits not previously utilized by distribution or capitalization, less accumulated, realized losses so far as not previously written off in a reduction or reorganization) and not out of share capital, which includes share premiums (paid-in surplus).

•  Amounts credited to the share premium account (representing the excess of the consideration for the issue of shares over the aggregate nominal amount of such shares) may not be used to pay out cash dividends but may be used, among other things, to pay up unissued shares that may then be distributed to shareholders in proportion to their holdings as fully paid bonus shares.

•  In addition, under English law, Rezolve will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves.

•  If recommended by the Rezolve board of directors, Rezolve shareholders may, by ordinary resolution, declare final dividends, but no dividend may be declared in excess of the amount recommended by the Rezolve board of directors.

•  The Rezolve board of directors has the power under its articles of association to pay interim dividends (being dividends which are not final dividends for a year) without the approval of shareholders to the extent the financial position of Rezolve justifies a dividend in the opinion of the Rezolve board of directors.

•  Armada has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon Armada’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our board of directors at such time.

•  Under the DGCL, the board of directors, subject to any restrictions in the corporation’s certificate of incorporation, may declare and pay dividends out of:

•  surplus of the corporation, which is defined as net assets less statutory capital; or

•  if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year.

If, however, the capital of the corporation has been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the board of directors shall not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

•  Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if such repurchase or redemption would impair the capital of the corporation. A corporation may, however, purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares if such shares will be retired and the capital reduced.

England	Delaware

Rights of Purchase and Redemption

•  Under English law, a company may issue redeemable shares if specifically authorized to do so by its articles of association, subject to any conditions stated therein.

•  Under English law, a company may purchase its own shares in certain specific instances, including if the purchase has first been approved by a special resolution of its shareholders.

•  Under English law, a company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of (i) distributable profits, or (ii) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.

•  Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Dissolution; Winding Up

•  A company may be compulsorily wound up by either an order of the English courts or voluntarily wound up by a special resolution of its members to be required if either the company swears a statutory declaration of solvency or if the company is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

•  Unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Inspection of Books and Records

•  Under the UK Companies Act shareholders have rights of inspection, including the right to:

(i) inspect and obtain copies (for a fee) of the minutes of all general meetings of the company and all resolutions of members passed other than at a general meeting;

(ii)  inspect copies of the register of members, register of directors, register of secretaries and other statutory registers maintained by the company;

(iii)  receive copies of the company’s annual report and accounts for each financial year; and

(iv) receive notices of general meetings of the company.

• Any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

England	Delaware

•  A company’s articles of association must be registered at Companies House and are therefore open to public inspection.

•  Rezolve’s shareholders do not have any right to inspect board minutes of the company.

EXPERTS

The financial statements of Armada as of September 30, 2023 and 2022 and for each of the two years in the period ended September 30, 2023, included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Armada to continue as a going concern as described in Note 1 to the financial statements), and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

The audited financial statements of Rezolve included in this prospectus and elsewhere in the registration statement have been included in reliance upon the report of MSPC Certified Public Accountants and Advisors, A Professional Corporation, independent registered public accounting firm, upon the authority of such firm as experts in accounting and auditing. MSPC Certified Public Accountants and Advisors did not review the unaudited June 30, 2023 financial statements of Rezolve included in this prospectus and elsewhere in the registration statement.

LEGAL MATTERS

The legality of the allotment of the Rezolve Ordinary Shares under English law will be passed upon for Rezolve by Taylor Wessing LLP.

The legality of the Rezolve Warrants offered hereby which will be governed by English law will be passed upon for Rezolve by Taylor Wessing LLP.

The validity of the warrants registered pursuant to the registration statement of which this proxy statement/prospectus forms a part will be passed upon by DLA Piper LLP.

DLA Piper LLP represented Armada in connection with the Business Combination and the preparation of this proxy statement/prospectus.

ENFORCEMENT OF CIVIL LIABILITIES

Rezolve is a company incorporated under the laws of England and Wales. A substantial portion of Rezolve’s assets and most of its directors and executive officers are located and reside, respectively, outside the United States. Because of the location of Rezolve’s assets and board members, it may not be possible for investors to serve process within the United States upon Rezolve or such persons with respect to matters arising under the United States federal securities laws or to enforce against Rezolve or persons located outside the United States judgments of United States courts asserted under the civil liability provisions of the United States federal securities laws.

Rezolve understands that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States insofar as they are fines or penalties. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom by reason of being a penalty.

Rezolve has appointed Cogency Global Inc. as its agent to receive service of process in any action against it in any state or federal court in the State of New York arising out of the transaction described in this proxy statement/prospectus or any issuance of Rezolve Ordinary Shares in connection with this transaction.

WHERE YOU CAN FIND MORE INFORMATION

Armada currently files reports, proxy statements and other information with the SEC as required by the Exchange Act. Rezolve will file reports and other information with the SEC as required by the Exchange Act. You may access information on Armada and Rezolve at the SEC web site containing reports and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Armada has been supplied by Armada, and all information relating to Rezolve has been supplied by Rezolve. Information provided by one entity does not constitute any representation, estimate or projection of any other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

ARMADA ACQUISITION CORP. I

2005 Market Street Suite 3120

Philadelphia, PA 19103

(215) 543-6886

INDEX TO FINANCIAL STATEMENTS

REZOLVE AI LIMITED

Carve-out Consolidated Financial Statements

As of and for the years ended December 31, 2022 and 2021

Condensed Interim Carve-out Consolidated Financial Statements

For the six month period ended June 30, 2023 and 2022

Condensed interim Carve-out Consolidated Balance Sheets as of June 30, 2023 (Unaudited) and December 31, 2022	F-44
Condensed interim Carve-out Consolidated Statements of Operations for the six months ended June 30, 2023 and 2022 (Unaudited)	F-46
Condensed interim Carve-out Consolidated Statements of Comprehensive Loss	F-47
Condensed interim Carve-out Consolidated Statements of Changes in Stockholders’ deficit for the six and the six months ended June 30, 2023 and 2022	F-48
Condensed interim Carve-out Consolidated Statements of Cash Flows for the six and the six months ended June 30, 2023 and 2022	F-49
Notes to the Condensed interim Carve-out Consolidated Financial Statements	F-50

ARMADA ACQUISITION CORP. I

Unaudited Condensed Financial Statements

For the Three and Nine Month Periods Ended June 30, 2023

Financial Statements

For the years ended September 30, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Rezolve AI Limited and Subsidiaries

Opinion on the Carve-Out Consolidated Financial Statements

We have audited the accompanying carve-out consolidated balance sheets of Rezolve AI Limited and Subsidiaries (the Company) as of December 31, 2022 and 2021, and the related carve-out consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the carve-out consolidated financial statements). In our opinion, the carve-out consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These carve-out consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s carve-out consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the carve-out consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the carve-out consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the carve-out consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the carve-out consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the carve-out consolidated financial statements that was communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the carve-out consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the carve-out consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of potential impairment indicators for long-lived assets

As discussed in Note 2.12 to the carve-out consolidated financial statements, the Company reviews long-lived assets, primarily comprised of property and equipment, intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable (triggering events) or at least annually in the case of goodwill. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the relevant unit of account which is different for each type of asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets which is estimated to be the present value of the cash flow projections for the unit of account.

We identified the evaluation of potential impairment indicators for long-lived assets to be a critical audit matter. Evaluating the Company’s judgments in determining whether a triggering event exists required a high degree of subjective auditor judgment and an increased extent of effort.

The primary procedures we performed to address this critical audit matter included the following.

We discussed the results of the Company’s process to identify and assess triggering events that may indicate that the carrying amount of a long-lived asset may no longer be recoverable. We conducted our own independent assessment as to whether such conditions existed for other assets not identified by management. We then evaluated the Company’s key assumptions used in estimating future cash flows from those long-lived assets which experienced triggering events and goodwill, which must be evaluated at least annually. We compared data used by the Company to develop its assumptions to external data sources, noting that such factors included both internal and external factors to analyst reports. We evaluated responses as to factors considered and evaluated whether the Company omitted any significant internal or external factors in their evaluation. We recalculated the amounts used to assess for impairment and where relevant, record impairment. We evaluated the Company’s data and assumptions to ensure consistency with audit evidence obtained.

We have served as the Company’s auditor since 2022.

MSPC Certified Public Accountants and Advisors, A Professional Corporation

New York, New York

June 13, 2023

REZOLVE AI LIMITED AND SUBSIDIARIES

Carve-out Consolidated Balance Sheets

	December 31, 2022	December 31, 2021
Assets
Current assets
Cash	$41,709	$2,690,024
Accounts receivable	74,748	1,056,360
Receivables from related party	607,726	362,460
Prepayments and other current assets	1,202,572	1,719,045

Total current assets	1,926,755	5,827,889

Non-current assets
Property and equipment, net	139,560	161,284
Right-of-use asset	—	81,660
Goodwill	1,061,763	8,986,408
Intangible assets	6,237,443	7,316,729

Total non-current assets	7,438,766	16,546,081

Total assets	9,365,521	22,373,970

Liabilities and Shareholders’ deficit
Current liabilities
Short-term debt to related party	$697,067	$697,067
Accounts payable	4,262,476	1,244,810
Payable to related party	225,120	460,000
Accrued expenses and other payables	3,488,909	1,875,609
Current portion of lease liability	—	46,236
Share consideration payable	—	14,600,000

Total current liabilities	8,673,572	18,923,722

Non-current liabilities
Non-current portion of lease liability	—	35,423
Convertible debt	25,302,709	2,509,589
Share-based payment liability	1,177,616	1,060,720
Deferred tax liability	1,526,622	1,770,457

Total non-current liabilities	28,006,947	5,376,189

Total liabilities	36,680,519	24,299,911

Shareholders’ deficit
Ordinary shares, £0.0001 nominal value; 927,806,159 shares issued and outstanding as of December 31, 2022; 891,818,882 shares issued and outstanding as of December 31, 2021; 986,121,959 and 950,134,682 shares authorized as of December 31, 2022 and 2021	$126,677	$122,427
Deferred shares, £0.0001 nominal value; 14,427,185 and nil shares issued and outstanding as of December 31, 2022 and 2021	1,993	—
Series A shares, £0.0001 nominal value 28,039,517 shares issued, authorized and outstanding as of December 31, 2022 and 2021	3,868	3,868
Additional paid-in capital	163,163,090	83,692,381
Share subscription receivable	(178,720)	(175,505)
Accumulated deficit	(189,171,542)	(85,066,104)
Accumulated other comprehensive loss	(1,260,364)	(503,008)

Total shareholders’ deficit	(27,314,998)	(1,925,941)

Total liabilities and shareholders’ deficit	9,365,521	22,373,970

The accompanying notes are an integral part of these carve-out consolidated financial statements

REZOLVE AI LIMITED AND SUBSIDIARIES

Carve-out Consolidated Statement of Operations

	Year ended December 31, 2022	Year ended December 31, 2021
Revenues	$11,879,343	$3,904,574

Operating expenses
Cost of revenues (including related party transactions of 4,586,659 and 1,741,022, refer to Note 16)	5,604,129	1,741,023
Sales and marketing expenses (including related party transactions of 4,757,539 and 1,495,673, refer to Note 16)	6,827,211	2,312,496
General and administrative expenses (including related party transactions of 50,587,989 and 22,083,135, refer to Note 16)	91,604,396	36,654,289
Other operating expenses	334,952	—
Depreciation and amortization expenses	742,113	460,491
Impairment of goodwill	7,418,302	—

Total operating expenses	112,531,103	41,168,299

Operating loss	(100,651,760)	(37,263,725)

Other expenses
Interest expense	(3,884,698)	(301,594)
Other non-operating income (expense), net	315,574	(180,911)

Total other expenses, net	(3,569,124)	(482,505)

Loss before taxes	(104,220,885)	(37,746,230)
Income tax benefit	115,447	26,755

Net loss for the year	$(104,105,438)	$(37,719,475)

Net loss per share – Basic and diluted	$(0.11)	$(0.04)
Weighted average number of shares – Basic and diluted	913,109,577	881,342,508

The accompanying notes are an integral part of these carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Carve-out Consolidated Statements of Comprehensive Loss

	Year ended December 31, 2022	Year ended December 31, 2021
Net loss	$(104,105,438)	$(37,719,475)
Other comprehensive loss, net of tax
Foreign currency translation loss	(757,356)	(501,130)

Total comprehensive loss	$(104,862,794)	$(38,220,605)

The accompanying notes are an integral part of these carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Carve-out Consolidated Statements of Changes in Shareholders’ Deficit

	Ordinary shares		Deferred shares		Series A shares		Additional paid-in capital	Accumulated deficit	Share subscription receivable	Accumulated other comprehensive income	Total Shareholders deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of January 1, 2021	860,322,600	118,094	—	—	—	—	38,625,645	(47,346,629)	(776,560)	(1,877)	(9,381,327)
Ordinary shares issued (note 10.2)	3,359,223	463	—	—	—	—	3,460,336	—	603,816	—	4,064,615
Series A shares issued	—	—	—	—	13,404,541	1,848	13,763,152	—	—	—	13,765,000
Series A shares issued against conversion of loan (note 11)	—	—	—	—	14,634,976	2,020	12,691,327	—	—	—	12,693,347
Ordinary shares issued against exercise of call option (note 9)	8,100,000	1,109	—	—	—	—	1,927,462	—	—	—	1,928,571
Employee share-based compensation (note 10.1)	20,037,059	2,761	—	—	—	—	13,224,459	—	(2,761)	—	13,224,459
Net Loss	—	—	—	—	—	—	—	(37,719,475)	—	—	(37,719,475)
Foreign currency translation (loss)	—	—	—	—	—	—	—	—	—	(501,131)	(501,131)

Balance as at December 31, 2021	891,818,882	122,427	—	—	28,039,517	3,868	83,692,381	(85,066,104)	(175,505)	(503,008)	(1,925,941)
Ordinary shares issued	2,040,816	166	—	—	—	—	2,499,754	—	—	—	2,499,920
Ordinary shares issued for ANY (note 15)	14,427,185	1,993			—	—	14,858,007	—	—	—	14,860,000
Share-based compensation to consultant (note 10.3)	5,000,000	677	—	—	—	—	18,417,139	—	—	—	18,417,816
Ordinary shares issued against exercise of warrants (note 9)	1,700,000	192	—	—	—	—	2,082,308	—	—	—	2,082,500
Share-based compensation – related parties (note 10.4)	27,246,461	3,215	—	—	—	—	39,498,486	—	(3,215)	—	39,498,486
Employee share-based compensation (note 12)	—	—	—	—	—	—	2,115,015	—	—	—	2,115,015
ANY deferred shares (note 15)	(14,427,185)	(1,993)	14,427,185	1,993	—	—		—	—	—	—
Net Loss								(104,105,438)	—	—	(104,105,438)
Foreign currency translation (loss)	—	—	—	—	—	—	—	—	—	(757,356)	(757,356)

Balance as at December 31, 2022	927,806,159	126,677	14,427,185	1,993	28,039,517	3,868	163,163,090	(189,171,542)	(178,720)	(1,260,364)	(27,314,998)

The accompanying notes are an integral part of these carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Carve-out Consolidated Statements of Cash Flows

	Year ended December 31, 2022	Year ended December 31, 2021
Cash flows from operating activities:
Net loss	$(104,105,438)	$(37,719,475)

Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	742,113	460,491
Unrealized foreign exchange (gain)/loss	(277,838)	714,914
Share based compensation issued to related parties for consultancy services	39,501,701	13,227,220
Share based compensation for consultancy services	18,417,816	3,460,799
Employee share based compensation	2,115,015	—
Share based compensation	—	1,029,779
Impairment of ROU asset, net of lease termination	46,236	—
Impairment of prepayments and other current assets	731,940	—
Impairment of accounts receivable	334,952	—
Impairment of goodwill	7,418,302	—
Deferred tax benefit	(243,835)	(49,956)
Interest expense	3,884,698	301,594

Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable	646,661	(1,050,805)
(Increase) in prepayment and other current assets	(215,468)	(1,409,308)
(Decrease) in operating lease liability	(46,236)	(11,870)
(Increase)/decrease in receivable with related parties	(245,266)	(215,355)
Increase in accounts payable, accrued expenses and other payables	4,766,607	1,542,066
Decrease in payables to related parties	(234,880)	(725,000)

Net cash (used in) operating activities	(26,762,920)	(20,444,886)

Cash flows from investing activities:
Purchase of property and equipment	(25,973)	(117,936)

Net cash (used in) investing activities	(25,973)	(117,936)

Cash flows from financing activities:
Proceeds from issuance of series A preferred shares	—	1,765,000
Proceeds from issuance of series A preferred shares to related parties	—	12,000,000
Proceeds from issuance of ordinary shares	2,499,920	—
Call-up capital received from related party	—	603,816
Proceeds from exercise of warrants	—	1,928,571
Proceeds from long-term debt obligation	21,500,000	2,500,000

Net cash flow generated from financing activities	23,999,920	18,797,387

Effect of exchange rate changes on cash	140,658	(84,440)

Net change in cash	(2,648,315)	(1,849,875)
Cash and cash equivalents, beginning of year	2,690,024	4,539,899

Cash and cash equivalents, end of year	41,709	2,690,024

Supplemental disclosure of non-cash investing and financing activities:
Conversion of loan into series A preferred shares	—	12,691,327
Acquisition of Any Lifestyle Management GmbH – share consideration payable	—	14,600,000
Operating lease right-of-use assets obtained in exchange for lease obligation	—	94,763

The accompanying notes are an integral part of these carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

1.	Organization and nature of operations

Rezolve Group Limited (“Rezolve” or “the Company”) was incorporated in England and Wales on January 5, 2023 and changed its name on June 5, 2023 to Rezolve AI Limited.

Rezolve is a mobile commerce and engagement platform that enables retailers and brands to deliver rich and engaging mobile experiences to consumers. The mailing address of Rezolve’s registered office is 3rd Floor, 80 New Bond Street, London, United Kingdom, W1S 1SB.

2.	Basis of presentation and summary of significant accounting policies

2.1	Basis of presentation

The Carve-out Consolidated Financial Statements of Rezolve AI Limited and subsidiaries (together “the Company” or “we”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The carve-out consolidated financial statements have been prepared using the United Stated Dollar (“$” or “US dollar”) as the reporting currency.

The accompanying Carve-out Consolidated Financial Statements include the financial statements of Rezolve AI Limited, Rezolve Limited, its consolidated subsidiaries and any variable interest entity (“VIE”) in which we are the primary beneficiary, with the exception of the subsidiaries Rezolve Information Technology (Shanghai) Co., Ltd. (“Rezolve China”) and Rezolve China’s subsidiary Nine Stone (Shanghai) Ltd (“Nine Stone”) (collectively “the China Business”).

In response to the lack of available audit evidence from counterparties to complete audit procedures related to the operations of Rezolve Shanghai, the Company’s directors approved a plan to abandon its operations in China completely on January 3, 2023. Subsequently, on January 5, 2023, the Company’s directors approved an application to the United Kingdom (the “UK”) tax authorities requesting tax clearance for a solvent demerger (the “Demerger”) of the Company under section 110 of the UK Insolvency Act, 1986 which clearance was subsequently granted. The Demerger involves establishing a new holding company, Rezolve AI Limited (“Rezolve AI”), which will acquire specified assets of Rezolve Limited and issue shares for distribution to the existing shareholders in Rezolve Limited in a tax-efficient manner. Assets relevant to the simplified structure in the Company will be segregated and transferred to Rezolve AI. The assets related to the Chinese business which include Rezolve Information Technology (Shanghai) Co. Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd will not be transferred to Rezolve AI. Rezolve AI will end up with the same business as the existing Rezolve Limited but without the Chinese business. If a contract is not assignable it will have to be novated from Rezolve Limited to Rezolve AI. It is anticipated that the Demerger will be completed before the completion of the business combination with Armada, which will be effected with Rezolve AI instead of Rezolve Limited. The listed company will consist of Rezolve AI and its subsidiaries, which will legally not include Rezolve Shanghai directly or indirectly.

These Carve-out Consolidated Financial Statements have been prepared on the basis that the Demerger was completed retrospectively on December 31, 2020, and thus reflects the predecessor company prior to completion of the Demerger. They are prepared on a carve-out basis. All costs of doing business in Rezolve Limited have been reflected in Rezolve AI Limited on a 100% allocation basis since management feels that this fully reflects the Carve-out Consolidated Financial Statements had the Demerger completed on December 31, 2020. Investments made in the China Business by Rezolve Limited in the People’s Republic of China (“China”) for the years ending December 31, 2022 and 2021 have been recorded as “Business development expenses”, a component of General and Administrative expenses within the Company’s Consolidated Statement of Operations in accordance with Staff Accounting Bulletin Topic 1-B1, Costs Reflected in Historical Financial Statements (“SAB 1-B1”). Management asserts that this method used is reasonable.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

2.2	Basis of consolidation

We consolidate investments in companies in which we control directly or indirectly through the control of more than 50% of the voting rights. We also consolidate entities in which we hold a variable interest where we are the primary beneficiary of the entity. A variable interest entity “VIE” is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) equity interest holders as a group lack either (i) the power to direct the activities of the entity that most significantly impact on its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. We are the primary beneficiary of a VIE when we have both (1) the power to direct the activities of the entity which most significantly impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

All intercompany balances and transactions have been eliminated.

A list of subsidiaries and VIEs for which we are the primary beneficiary and Rezolve Limited’s holding as of December 31, 2022 is as follows:

Name of the entity	Date of incorporation	Country of incorporation	Group shareholding (%)
Rezolve Mobile Commerce Inc.	April 20, 2016	United States of America	100%
Rezolve Technology S.L.	August 25, 2020	Spain	100%
Rezolve Taiwan Limited(1)	November 9, 2000	Taiwan	100%
Rezolve Technology (India) Private Limited	March 19, 2021	India	100%
Any Lifestyle Marketing GmbH(2)	August 13, 2021	Germany	—

The carve-out consolidated financial statements have been prepared using the United Stated Dollar ($) as its reporting currency.

(1)	Rezolve Taiwan Inc (formerly Jaymax International (Service) Inc.) was acquired on October 7, 2021. Please refer to note 15 – Business Combinations.

(2)

Any Lifestyle Marketing GmbH (“ANY”) has been consolidated as a VIE since August 30, 2021, when it was determined that Rezolve is its primary beneficiary. Rezolve was the sole shareholder of ANY from February 11, 2022 through December 28, 2022. Please refer to note 15 – Business Combinations.

2.3	Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable, provided that early adoption is permitted by the new or revised accounting standard. The Company has elected to not opt out of such extended transition period, which means that the Company, as an emerging growth company, can adopt new

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

or revised standard at the same time as private companies. While the Company may early adopt the new or revised standard if the standard permits, it is able to avail itself of any additional transition time which is granted to private companies. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

2.4	Liquidity

Pursuant to ASC 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), management must evaluate whether there are conditions and events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that these Carve-out Consolidated Financial Statements are issued. In accordance with ASC 205-40, management’s analysis can only include the potential mitigating impact of management’s plans that have not been fully implemented as of the issuance date if (a) it is probable that management’s plans will be effectively implemented on a timely basis, and (b) it is probable that the plans, when implemented, will alleviate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

As of December 31, 2022, the Company had an accumulated deficit of $189.2 million.

For the year ended December 31, 2022, the Company incurred a net loss of $104.1 million and net cash used in operating activities was $26.7 million.

Cash and cash equivalents totalled $0.04 million as of December 31, 2022, a decrease of $ 2.7 million from December 31, 2021. The Company had a working capital deficit of $6.7 million as at December 31, 2022. The Company continues to incur losses while it develops technological services, targets customers, and incurs costs for an initial public offering or business combination. Our sources of cash for these activities rely on debt and equity funding. The ability to raise funding has proven challenging in the year ended December 31, 2022 due to an increase in interest rates and challenging market conditions. Interest rates have risen and the ability to raise funding is insufficient.

As a result of our losses and our projected cash needs combined with our current liquidity level, the Company’s ability to continue as a going concern is contingent upon successful execution of management’s intended plan over the next twelve months to improve the Company’s liquidity and profitability, which includes, without limitation:

•	Seeking additional capital through the issuance of debt or equity securities.

•	Generating revenue by execution of successful trials and long-term partner arrangements.

•	Increasing revenues from radio advertisement sales through our German subsidiary, ANY.

•	Reducing expenses by taking restructuring actions and reducing the number of employees and consultants.

•	Limiting capital expenditures.

Assumptions underlying the Company’s business plan is highly sensitive to the signing of revenue generating contracts, the successful outcome of trials for our services and the ability to control expenses.

Furthermore, the review of the strategic plan and budget, including expected developments in liquidity and capital from definitive agreements entered into (Notes 8.3 and 20), were considered. Consequently, it has been concluded that adequate resources and liquidity to meet the cash flow requirements for the next twelve months are present, and it is reasonable to apply the going concern basis as the underlying assumption for the carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

2.5	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of financial statements and the results of operations during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value measurements, useful lives of long-lived assets, and share-based compensation. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from estimates

2.6	Foreign currency translation and transactions

The functional currency of the Company is the US dollar, being the currency in which the Company predominantly generates cash through financing transactions and expends cash in Rezolve Limited. The subsidiaries have different functional currencies such as the Euro, which has been determined on the basis of the primary economic environment in which each entity of the Company operates. Management believes that each individual entity’s functional currency reflects the transactions, events and conditions under which the entity conducts its business.

Transactions denominated in currencies other than our or our subsidiaries’ functional currencies are recorded based on exchange rates at the time such transactions arise. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on remeasurement included in other income (expense), net in our consolidated statements of operations. Foreign subsidiaries that utilize foreign currency as their functional currency translate such currency into U.S. dollars using (i) the exchange rate on the balance sheet dates for assets and liabilities, (ii) the average exchange rates prevailing during the period for revenues and expenses, and (iii) historical exchange rates for equity. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive income (loss) within shareholder’s deficit in the consolidated balance sheets and statement of comprehensive income (loss).

With the exception of certain material transactions, the cash flows from our operations in foreign countries are translated at the average rate for the applicable period in our consolidated statements of cash flows. The impacts of material transactions generally are recorded at the applicable spot rates in our consolidated statements of operations and cash flows. The effects of exchange rates on cash balances held in foreign currencies are separately reported in our consolidated statements of cash flows.

2.7	Revenue recognition

Under ASC 606, the Company determines revenue recognition through the following steps:

•	Identifying the contract, or contracts, with the customer;

•	Identifying the performance obligations in the contract;

•	Determining the transaction price;

•	Allocating the transaction price to performance obligations in the contract; and

•	Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Radio Advertisements (Germany)

The Company earns revenue in Germany through its subsidiary, ANY which was acquired on August 30th, 2021 (refer to Note 15 – Business Combination) from the Radio Group (“the Sellers”). ANY has a contract (“the marketing agreement”) with the Radio Group to be the exclusive provider of radio advertisements on the Radio Group’s stations. Under the marketing agreement, ANY advises, supports and manages the advertising slots on the Radio Group stations, as well as seeks advertising customers and sets the pricing.

In exchange for the consideration which Rezolve agreed to provide to the Radio Group for the acquisition of ANY, Rezolve (through ANY) obtained the Radio Group customer list and most importantly, has sole control of the radio advertising slots on the Radio Group stations since no other party may sell those slots. ANY’s customers include national advertisers, retailers and merchants.

ANY’s performance obligation to its customers is to broadcast the radio advertisements on a Radio Group radio station during a specific advertising slot. As there is another party (Radio Group) involved with the providing of the service to the customer, the Company concluded that it is the Principal in the arrangement since it controls, directs the use of and obtains substantially all of the benefits of the advertising slots, carries inventory risk and has the discretion to set the pricing. The Radio Group’s responsibility is to air the advertisements sold by ANY and remits payments received from ANY’s customers. In exchange for the advertising slots, the Radio Group recharges ANY its fixed third party broadcast and carriage costs with a mark-up.

Customers are billed as the advertisements are broadcasted. Revenue is recognized in accordance with ASC 606 “Revenue from Contracts with Customers” at the point in time when the promised services are performed.

Barter Transactions

In the broadcasting industry, companies sometimes utilize trade or barter agreements that exchange advertising time.

Advertising barter revenue is derived from an exchange of radio advertising slots, to be broadcast on the Radio Group’s airwaves. Instead of receiving cash for broadcasting the radio advertising slot, ANY receives advertisements on a radio or television station, in a magazine or on a taxi. The revenue is recognized as the radio advertising slots are aired, in the same pattern as the Company’s normal cash spot revenue is recognized.

The Company values barter transactions at the fair value of the advertisements received which is equivalent to the fair value of the advertisements forgone in accordance with ASC 845 - Nonmonetary transactions.

2.8	Operating segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The Company has determined that it operates as one operating segment.

2.9	Research and development credits

Credits for research and development activities relate to government incentives on qualifying research and development expenditures in the United Kingdom. These refundable credits are recognized within other non-operating income when they are filed with the government authorities and there is no uncertainty on the realization of the credits until they are refundable.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

2.10	Property and equipment

Property and equipment are stated at cost of acquisition less accumulated depreciation and accumulated impairment provisions, however, there have been no indicators identified during the reporting periods.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the net carrying amount of the asset) is included in the consolidated statement of comprehensive operations, in the year the asset is derecognized.

Depreciation on property and equipment is charged to expense on a systematic basis over the useful life of assets as estimated by the management. Depreciation is computed using the straight-line method. The useful lives estimated by the management are as follows:

Assets	Useful life
Computers	3 years
Office equipment	3 years

Repairs and maintenance of property and equipment are expensed as incurred; enhancements and improvements that extend the life of property and equipment are capitalized into their cost.

2.11	Intangible assets

Intangible assets consist of computer software, customer lists and goodwill.

Computer software

Computer software acquired separately is measured on initial recognition at cost. Following initial recognition, such assets are carried at cost less any accumulated amortization and any accumulated impairment losses, however, there have been no indicators of impairment identified during the years ended 2022 and 2021.

Computer software assets are amortized over their useful economic life less their estimated residual value and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the net carrying amount of the asset and are recognized in profit or loss in the consolidated statement of operations when the asset is derecognized.

The initial useful lives of computer software assets as estimated by management are summarized as follows:

Assets	Useful life
Software	5 years

Goodwill and customer lists

Goodwill represents the excess purchase price over the fair value of the identifiable net assets acquired in a business combination. Customer lists are initially recorded at their fair value in connection with business combinations. Goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets such as customer lists with finite lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values.

The initial useful life of the intangible assets with finite lives as estimated by management are summarized as follows:

Assets	Useful life
Customer lists (note 6)	13 years

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

2.12	Impairment of long-lived assets

The Company reviews long-lived assets, including the property and equipment and intangibles, for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from use of the asset and its eventual disposition are less than the carrying amount. Impairment loss, if any, is measured as the difference between the fair value of an asset, as measured by discounted cash flows and the asset’s carrying value. Management identified indicators of impairment in its Taiwanese subsidiary during the year-ended December 31, 2022, and as a result impairment charges for accounts receivable of $334,952, other current assets of $731,940 were recognized in the Company’s Carve-out Consolidated Statement of Operations.

The Company reviews goodwill for impairment annually in its fourth quarter by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment.

The Company identified indicators of impairment in Germany, through its subsidiary ANY which led to the recognition of a goodwill impairment loss of $7,418,302 in the Company’s Carve-out Consolidated Statement of Operations for the year-ended December 31, 2022. Additionally, a goodwill impairment loss of related to the $44,438 related to its Taiwanese subsidiary was recognized in the year-ended December 31, 2022.

There were no other indicators of impairment for any of the long-lived assets as of December 31, 2022 and December 31, 2021 and the years then ended.

2.13	Accounts receivable

Account receivable consists primarily of amounts related to fees charged to customers. Credit is extended based on evaluation of a customer’s financial condition and generally collateral is not required. Accounts receivable is stated at amounts due from customers net of allowances. The Company evaluates the need for an allowance for doubtful accounts based on historical collection trends and prevailing macroeconomic conditions. Accounts receivable in the accompanying consolidated financial statements does not have any allowances created for doubtful accounts.

2.14	Cash

Cash comprises cash on hand and in current accounts which are readily available.

2.15	Convertible Debt

The Company early adopted ASU 2020-06 retrospectively within these consolidated financial statements in the year prior to those years. Had we adopted ASU 2020-06 on January 1, 2021 under the modified retrospective method, such adoption would had not have had a material impact on our carve-out consolidated financial statements.

The Company’s senior secured notes issued in December 2021 are accounted for as a single liability instrument measured at its amortized cost, as no other embedded features require bifurcation and recognition as derivatives.

2.16	Share-based Compensation

The Company measures the cost of share-based awards granted to employees, non-employees and directors based on the grant-date fair value of the awards. The grant-date fair value of the share options is calculated using a Black-Scholes Merton option pricing model. The fair value of the share-based compensation is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The Company elected to recognize the effect of forfeitures in the period that they occur.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

2.17	Shareholders’ deficit and reserves

The Company presently has three classes of issued shares, ordinary shares, deferred shares and series A preferred. Each series A preferred and ordinary shareholder are entitled to one vote per share. Holders of deferred shares are not entitled to any votes. Holders of ordinary shares are entitled to receive dividends out of any asset legally available for payment of dividends only when such dividends are declared by the Board of Directors and approved by the majority of the shareholders. As of December 31, 2022, and 2021, the Company’s Board of Directors had not declared any dividends for ordinary shares.

On February 8, 2021 the Board of Directors of the Company approved an ordinary share split, wherein for every one share held of par value £0.01 per share, one hundred shares of par value £0.0001 per share was issued. All share and per share amounts in these financial statements have been adjusted to reflect the share split for all periods presented.

In the years presented in the consolidated financial statements, the following employee shares are outstanding. These shares par value of £0.0001 per share remain unpaid by the employees.

	Employee Shares at Par Value	Employee Shares Requiring Additional Paid in Capital	($)
Exercise price	£0.0001	£0.016
Balance as on January 1, 2021	64,065,800	18,300,000	371,842
Issued during the year December 31, 2021	2,000,000	—	228
Forfeited during the year December 31, 2021	(7,600,000)	(7,600,000)	(156,621)

As at December 31, 2021	58,315,800	10,700,000	215,448
Issued during the year December 31, 2022	—	—	—
Forfeited during the year December 31, 2022	—	—	—

As at December 31, 2022	58,315,800	10,700,000	215,448

These employee shares have significant restrictions including management’s and or the board’s rights to cancel the shares any time, restrictions on right to transfer, to vote and cumulative dividends. There are no vesting conditions including service conditions in relation to the shares issued. Considering the restrictions imposed on these shares, these shares are considered to be ungranted to the employees. The amount receivable for these employee shares and such employee shares issued have been adjusted from the share subscription receivable and number of ordinary shares, respectively in the Company’s carve-out consolidated statement of changes in shareholder’s deficit.

Management expect to amend the articles of incorporation of the Company to remove these restrictions prior to the completion of the Demerger. After removal of such restrictions it is expected that the employee shares will trigger a “grant date” as defined in ASC 718 and be fully vested. If such restrictions had been removed as at December 31, 2022, the Company estimates the total share-based payment expense to have been recognized immediately for the grant of 58,315,800 employee shares to be $71,728,434. This estimate uses a fair value per employee share of $1.23 based on a recent funding of the Company at $1.23 per Ordinary share and an exercise price of £0.0001 for each employee share.

Accumulated deficit includes current and prior period losses. Accumulated other comprehensive losses primarily consists of foreign currency translation reserves. Additional paid in capital primarily consists of additional subscription consideration received over and above the par value of the shares as well as the fair value of share-based payments.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

2.18	Disclosure of error in previously filed consolidated combined carve-out financial statements

In the initial and two amended filings of the Company’s F-4 registration statement, Revenue and Cost of revenues was overstated by $0.4 million. The Company has corrected the error in its third amended F-4 registration statement by eliminating the overstatement of Revenue and Cost of Revenues by $0.4 million. There was no impact on net loss, total assets, liabilities or equity of the Company as a result of this immaterial error.

2.19	Fair value measurement and concentration of credit risk

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Fair value measurement at reporting date:

Description	Level 1	Level 2	Level 3
December 31, 2022 Fair value on recurring basis
(1) Share-based payment liability	—	—	$1,177,617
December 31, 2021 Fair value on recurring basis
(1) Share-based payment liability	—	—	$1,060,720
(2) Share consideration payable	—	—	$14,600,000

(1)	The fair value of the share-based payment liability was valued using a discounted cash flow method using a risk adjusted discount rate of 10.8%. Please also refer to note 8.4.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

(2)

The fair value of the share consideration payable was based on a recent funding of the Company at $1.03 per ordinary share, before using probability weighted outcomes of settling the outcomes of the share consideration payable and a discounted cash flow of the weighted outcomes using a market-based, risk-free rate.

The carrying amount of the Company’s cash, accounts receivable, accounts payable and accrued expenses approximated their fair values due to their short term to maturity.

Credit risk

Accounts receivable are potentially subject to credit risk concentration. The Company has not experienced any material losses related to concentrations during the years presented. The Company however has a concentration risk related to its contract with the Radio Group such that as at December 31, 2022, 89% of the Company’s accounts receivable is through the marketing agreement with the Radio Group. If the marketing agreement with the Radio Group was terminated then such losses due to concentration risk may be material in the future and management makes no assurance that these losses may be avoided.

Foreign currency risk

All of the Company’s revenue is denominated in the Euro (“EUR”) since the sales of the Company are primarily in Germany. Based upon the Company’s level of operations for the year ended December 31, 2022, a sensitivity analysis shows that a 10% appreciation or depreciation in the EUR against the dollar would have increased or decreased, respectively, the Company’s revenue for the years ended December 31, 2022 and 2021 by approximately $ 1,187,934 and $ 390,457 respectively.

Revenue risk

We currently generate a significant portion of our revenue from a single marketing agreement with the Radio Group from which we expect to generate most of our revenues in the near future. Approximately 99% and 98% of our revenue was derived from sales of radio advertisements through Radio Group for the year ended December 31, 2022 and 2021, respectively, and we anticipate that a significant portion of our revenue will continue to be derived from sales through the marketing agreement in the near future. The terms and conditions of the marketing agreement with Radio Group permit Radio Group to terminate the Company’s ability to sell customers radio advertisements on a Radio Group radio station at any time (subject to notice and certain other provisions). Accordingly, the sudden loss of the Radio Group, the renegotiation of the marketing agreement, a substantial reduction in customer orders, failure to exercise customer options, inability to perform under contracts or significant deterioration in its condition could harm our business, results, operations and condition. If we fail to perform under the terms of the marketing agreement, the Radio Group could seek to terminate this agreement and/or pursue damages against us, including liquidated damages in certain instances, which could harm our business.

2.20	Income taxes

The Company accounts for income taxes and the related accounts in accordance with ASC 740, Income Taxes. Deferred income tax assets and liabilities are computed annually, for differences between the carrying amounts and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes includes both current taxes for the period plus or minus the change during the period in deferred tax assets and liabilities.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Tax benefits from uncertain tax position are recognized for financial statement purposes only when it is more-likely-than-not that the position will be sustained with the local taxing authority. Measurement of the tax effects of positions that meet this recognition threshold is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authorities.

As a result of operating losses in most of the geographies where the Company operates, we concluded that our deferred tax assets on unutilized tax losses were not more likely than not to be realized in the future and a full valuation allowance has been recorded.

2.21	Loss and earnings per share

Basic net loss per share is based on the weighted average number of ordinary shares issued and outstanding and is calculated by dividing net loss attributable to ordinary shareholders by the weighted average shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares used in the net loss per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding. If the Company reports a net loss, the computation of diluted loss per share excludes the effect of dilutive ordinary share equivalents, as their effect would be antidilutive. Diluted loss per share is equal to the net loss per share as all potentially dilutive securities are anti-dilutive in the periods presented. For the years ended December 31, 2022 and 2021 the Company incurred net losses and therefore no potential dilutive ordinary share were utilized in the calculation of losses per share.

If the company reports net income, basic earnings per share is based on the weighted average number of ordinary and series A preferred shares issued and outstanding and is calculated by dividing net income attributable to ordinary and series A preferred shareholders by the weighted average shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to ordinary and series A preferred shareholders by the weighted average number of ordinary and series A preferred shares used in the net earnings per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding.

The series A preferred shares are entitled to the same dividend rights as the ordinary shares and therefore as participating securities, are included in the basic and diluted earnings per share calculation. The holders of the series A preferred shares do not have a contractual obligation to share in the losses of the Company. The Company computes earnings per share using the two-step method for its series A preferred and ordinary shares.

The following table presents the potential shares of ordinary shares outstanding that were excluded from the computation of diluted net loss per share of ordinary shares as of the periods presented because including them would have been antidilutive:

	December 31, 2022	December 31, 2021
Convertible debt (note 8.3)	3,428,571	357,143
Shares payable (note 8.5)	140,000	140,000
Call Options	—	8,319,200
Warrants	—	9,600,000
Share options	5,200,000	—
Deferred shares	14,427,185	—
Series A preferred shares	28,039,517	28,039,517

Total	51,235,273	46,455,860

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

The Company uses the “if converted” method for calculating the dilutive effect of the convertible debt, shares payable and series A preferred shares and the treasury share method for calculating the dilutive effect of the options and warrants. The series A preferred shares are convertible at the rate of one series A preferred share into one ordinary share in the event of an initial public offering. The Company included the deferred shares as they are expected to be converted to ordinary shares in the future. The Company does not include the employee ungranted shares (Note 2.17) as they are contingent on removal of significant restrictions including management’s and or the board’s rights to cancel the shares any time, restrictions on the right to transfer, to vote and cumulative dividends.

3.	Recently issued accounting pronouncements

ASC 842 “Leases”

The standard requires all leases with lease terms over twelve months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating.

This distinction will be relevant for the pattern of expense recognition in the statement of operations. This standard was effective for the calendar year ended December 31, 2021. The Company does not have any significant leases and as a result the impact was immaterial.

ASC 326 “Financial Instruments—Credit Losses”

The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the statement of operations will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2023. The Company does not have any allowances for doubtful debts as of December 31, 2022 and 2021. The Company will evaluate the impact when the standard becomes effective.

ASU No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08)”

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured in accordance with Topic 606, Revenue from Contracts with Customers, as if the acquirer had originated the contracts. ASU 2021-08 is effective for annual reporting periods beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The main impact of the adoption of ASU 2021-08 will be the recognition of contract assets and contract liabilities in future business combinations at amounts generally consistent with the carrying value of such assets and liabilities of the acquiree immediately before the acquisition date. The Company has not yet determined the anticipated impact of adopting ASU 2021-08.

ASU No. 2019-12 “Simplifying the Accounting for Income Taxes”

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (ASU 2019-12), which is intended to improve consistency and simplify several areas of existing guidance. ASU 2019-12 removes certain exceptions to the general principles related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. We adopted ASU 2019-12 on January 1, 2021, and such adoption had no impact on our consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

ASU No. 2020-06 “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06)”

In August 2020, the FASB issued ASU No. 2020-06. This ASU simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred share as a single equity instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments.

Our adoption of ASU 2020-06 was performed retrospectively within these consolidated financial statements in the year prior to those years presented. Had we adopted ASU 2020-06 on January 1, 2021 under the modified retrospective method, such adoption would had not have had a material impact on our carve-out consolidated financial statements.

A number of amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

4.	Prepayments and other current assets

	December 31, 2022	December 31, 2021
Prepaid expenses	$217,270	$572,119
Receivable from government authorities	4,155	101,846
Inventory	—	355,049
Loans receivable	598,414	—
Input tax credit	219,421	683,362
Other receivables	163,312	6,669

Total	$1,202,572	$1,719,045

The loans receivable consists of:

•

$406,827 including accrued interest loaned to Neighbor, Inc. (“Swipeby”). The loan allows up to $65,000 to be loaned to Swipeby on a monthly basis beginning in July 2022. The loan bears interest of 8% and matures at the earlier of 1) The Company acquiring Swipeby or 2) December 31, 2022. The loan agreement was amended on February 23, 2023 such that the maturity date was extended to the earlier of 1) The Company acquiring Swipeby or 2) June 30, 2023.

•

$181,816 loaned to Grupo Hanhei Sapi de CV (“Moneymatic”). The loan initially provided $100,000 in August 2022, plus up to $25,000 per month terminating on October 31, 2022 while the Company completes integration of the Company’s technology into Moneymatic’s applications. As of the date of issuance of these Carve-out Consolidated Financial Statement, the loan maturity date was in the process of being amended to mature past the original October 31, 2022 termination date.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

5.	Property and equipment, net

	December 31, 2022	December 31, 2021
Computers	$168,298	$145,186
Office equipment	49,972	49,682

Less – Accumulated depreciation	(78,710)	(33,584)

Property and equipment, net	$139,560	$161,284

Depreciation expense for the years ended December 31, 2022 and 2021 was $45,126 and $15,649 respectively. During the year ended December 31, 2022, the Company recognized disposals of office equipment of $2,571. In the year ended December 31, 2021 the Company recognized disposals of office equipment of $30,400.

6.	Intangible assets, net

	December 31, 2022	December 31, 2021
Software	$989,400	$989,400
Customer list	7,093,574	7,093,574
Other	31,312	31,312

	8,114,286	8,114,286
Foreign currency translation adjustment	(624,790)	(239,920)
Less – Accumulated amortization	(1,252,053)	(557,637)

Intangible assets, net	$6,237,443	$7,316,729

Amortization expense for the years ended December 31, 2022 and 2021 was $694,416 and $414,443 respectively. The customer list intangible acquired in the business combination of Any Lifestyle Management GmbH (note 15) is depreciated over its estimated useful life of 13 years.

As of December 31, 2022, expected amortization expense over the remaining intangible asset lives is as follows:

2023	$788,608
2024	788,608
2025	688,495
2026	547,647
2027	590,728
Thereafter	2,833,353

$6,237,443

In the year ended December 31, 2022, management determined that indicators of impairment were present in respect of the customer list intangible asset. Management prepared a valuation of the customer list based on the excess earnings approach, consistent with that of the purchase price allocation model when the customer list was acquired in the acquisition of ANY (note 15). The sum of the undiscounted cash flows exceeded that of the carrying value and no impairment charge was required to be measured. The significant assumptions used in the excess earnings approach included the following:

•	Projected compound annual growth rates for the German radio advertising industry based on third party estimates;

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

•	Forecasted inflation rates;

•	Customer attrition rates based on historical trends of ANY;

•	A contributory asset charge for working capital investment necessary to sustain revenue growth as advised by an external valuation expert; and

•	German corporate income tax rates expected to be in effect in the years included within the valuation.

If one or more of these assumptions were to have been adversely impacted such as a 0.5% reduction in growth rates, and 0.5% increase in inflation, the outcome would have led to an impairment charge of the customer list asset of $2,760,144.

7.	Goodwill

	Germany	Other	Total
As at January 1, 2021	$—	—	—

Additions	9,274,173	44,438	9,318,611
Foreign currency translation adjustment	(332,203)	—	(332,203)

As at December 31, 2021	8,941,970	44,438	8,986,408
Impairment losses	(7,373,864)	(44,438)	(7,418,302)
Foreign currency translation adjustment	(506,343)	—	(506,343)

As at December 31, 2022	1,061,763	—	1,061,763

If, amongst various factors, the Company’s equity values were to decline or, the adverse impacts of economic, competitive, regulatory or other factors were to cause our results of operations or cash flows to be worse than anticipated, we may conclude in future periods that impairment charges are required in order to reduce the carrying values of our goodwill. Any such impairment charges could be significant.

Goodwill is tested for impairment annually on December 31 or earlier, if indicators of impairment exist. Due to a revised forecast for the Company’s German business, ANY, operating profits and cash flows are expected to be lower than initially anticipated when ANY was acquired in 2021. In the year ended December 31, 2022, a goodwill impairment loss of $7.4 million was recognized by ANY. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

The significant assumptions used in the expected present value of future cash flows included the following:

•	Projected compound annual growth rates for the German radio advertising industry based on third party estimates;

•	Forecasted inflation rates; and

•	A weighted average cost of capital of 10.5% prepared by an external valuation expert.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

8.	Debt and other liabilities

	December 31, 2022	December 31, 2021
Short-term debt and other liabilities
Short-term debt from related party (8.1)	$697,067	$697,067
Lease liability – current (8.5)	—	46,236
Share consideration payable (8.2)	—	14,600,000

Non-current debt and other liabilities
Convertible debt (8.3)	25,302,709	2,509,589
Share-based payment liability (8.4)	1,177,617	1,060,720
Lease liability – non-current (8.5)	—	35,423

8.1	Unsecured interest free loan taken from a related party (note 9) is repayable on demand.

8.2

On August 30, 2021, the Company acquired ANY from the Radio Group GmbH. The Company acquired ANY by agreeing to issue 14,427,185 ordinary shares valued at $1.03 per share. The ordinary shares were issued on February 11, 2022.

The consideration shares issued on February 11, 2022 were to be adjusted on August 30, 2022 (one year from the signing of binding purchase agreement) by the following:

•

$10 million in cash issued to the Radio Group in exchange for the re-transfer of 9,708,738 of the consideration shares back to Rezolve, if Rezolve is publicly listed with a valuation of $1 billion or more

•	14.86 million in cash issued to the Radio Group in exchange for the transfer of all consideration shares back to Rezolve, if Rezolve is publicly listed with a valuation of less than $1 billion

•

$9 million in cash issued to the Radio Group in exchange for the re-transfer of 8,737,864 of the consideration shares back to Rezolve, if Rezolve is privately held but has a valuation of more than $1 billion

•	$14.86 million in cash issued to the Radio Group, if Rezolve is privately held but has a valuation of less than $1 billion

The fair value of the share consideration payable has been calculated as $14,600,000, based on the probability weighted outcomes of the discounted cash flow of the above mentioned scenarios and a risk-free rate of return. The valuation was performed by an independent third party valuation expert.

8.3

On December 17, 2021, the Company and Armada Acquisition Corp I, a special purpose acquisition company (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties entered into a definitive agreement for a business combination that would result in Rezolve becoming a publicly listed company upon completion of the aforementioned transaction. The transaction included a $41 million fully committed private placement of ordinary shares of the combined company (the “PIPE”), $20 million of which has been advanced to Rezolve pursuant to a secured convertible loan note as further described below. The transaction is expected to close by the end of 2023.

In accordance with the executed subscription agreements, the investors that pre-funded the PIPE entered into an agreement to purchase secured convertible notes of the Company for a total of $20 million. These notes will mature on December 16, 2023, and are redeemable by the noteholder on the occurrence of:

•	On maturity, with interest accrued at 20% per annum, or

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

•

On redemption, at the principal amount if the Company becomes insolvent, enters into administration, winds up, incurs an event of default, liquidates, or dissolves (except for the purposes of reorganization or amalgamation), with interest accrued unless the loan is converted into ordinary shares.

Immediately prior to an IPO or SPAC transaction, the principal amount and accrued interest is converted into ordinary shares at a 30% discount to the pre-close equity value of the Company.

The interest rate is 20% per annum, and is reduced in the following events to:

•	10% per annum if the IPO or SPAC transaction occurred prior to December 16, 2022, and

•	15% per annum if the IPO or SPAC transaction occurs between December 16, 2022 and June 16, 2023.

Upon the issuance of the notes, the amount pre-funded by each participating investor reduces their remaining respective commitment in the PIPE.

On November 21, 2022, the original as well as a new PIPE investor agreed to extend their commitment under the notes, by committing an additional $4 million which was drawn by December 31, 2022. In return for their commitment, the Company granted each investor 850,000 warrants (refer to note 9). These warrants have been accounted for as a discount to the convertible debt. The Company also agreed to provide as collateral all buildings, fittings, fixtures and intellectual property.

The secured convertible notes have been accounted for as a liability in accordance with ASC 470–20. The Company has adopted ASU 2020-06, and therefore no bifurcation of the beneficial conversion feature has been recorded in equity. Debt discount, comprised of the fair value of the warrants issued to lenders with issuance of the convertible debt aggregating approximately $2.1 million were initially recorded as a reduction to the principal amount of the debt and will be amortized to interest expense on a straight-line basis over the contractual terms of the secured convertible loan notes. The Company estimates that the difference between amortizing the debt discounts and the issuance costs using the straight-line method as compared to using effective interest rate method is immaterial.

The carrying amount of the convertible debt was as follows:

	December 31, 2022	December 31, 2021
Convertible debt
Principal amount of notes	$24,000,000	$2,500,000
Accrued interest	3,221,233	9,589
Discount on convertible debt	(1,918,524)	—

	25,302,709	2,509,589

The Company has not incurred any material debt issuance costs.

The following table sets forth the interest expense recognized related to the convertible debt:

	December 31, 2022	December 31, 2021
Convertible debt
Accrued interest	$3,111,664	$9,589
Amortization of debt discount	163,976	—

	3,275,640	9,589

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

On May 23, 2023, the Company executed a further amendment to the secured convertible loan notes.

The amendments are as follows:

•	An additional $15,625,000 commitment has been added to the principal amount of the notes, split between a

•	Conversion of accrued interest of $3,000,000 into loan principal

•	$1,250,000 of loan principal previously advanced in February 2023

•	$125,000 of loan principal advanced by a director and related party in February 2023

•	An additional $2,750,000 of loan notes to be advanced, and

•	$8,500,000 in notes upon completion of the Demerger, for which no monetary consideration will be received by the Company

•

The maturity date was extended to three years from the date of an IPO or Business Combination, or December 31, 2024 if an IPO or Business Combination with a publicly listed company has not yet occurred by December 31, 2024.

•	The interest rate was reduced to 7.5% per annum from the date that the amendment was executed.

•	Conversion into ordinary shares of the Company is at the option of the investor from any date of an IPO or Business Combination with a publicly listed company.

•

The conversion price has been amended to seventy per cent of the lesser of 1) the price per share implied in connection with an IPO or Business Combination with a publicly listed company and 2) the annual volume-weighted average share price of the Company on the last calendar day of each calendar year ending after the date of an IPO or Business Combination with a publicly listed company and prior to the maturity date.

Under the May 23, 2023 amendment terms of the secured convertible notes, Rezolve has given certain covenants to the noteholders which remain in force while the convertible notes are outstanding, including that

(i)

the Rezolve group shall not incur any indebtedness that would rank senior to the secured convertible notes without the prior consent of holders of more than two thirds of the aggregate principal amount of the secured convertible notes outstanding from time to time (the “Noteholder Majority”); and

(ii)

for so long as one or more of Apeiron Investment Group Ltd, Bradley Wickens and any of their affiliates (including any other person with the prior written consent of Rezolve, not to be unreasonably withheld, delayed or conditioned) holds at least $20,000,000 in aggregate of the principal amount of the Convertible Notes from time to time, the Rezolve group shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority.

The definition of “Extraordinary Transactions” covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve or, in the case of a natural person, is an employee or director of Rezolve and such loan or advance is made in the ordinary course of business under the terms of an employee share or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of Rezolve or any subsidiary arising in the ordinary course of business; (c) changing the principal business of Rezolve, entering new lines of business, or exiting the current line of business; (d) selling, assigning, licensing,

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of business; (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market capitalization of Rezolve for the 90 calendar days prior to such M&A (merger or acquisition) transaction (calculated based on the volume-weighted average share price of the Rezolve shares in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve; (g) amending the articles of association of Rezolve in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction; and (i) liquidating, dissolving or winding up the affairs of Rezolve.

Upon execution of the amendment the secured convertible notes are then referred to as “the senior secured convertible notes”.

It is the Company’s current intent to settle the principal amount and accrued interest of its outstanding convertible debt in the Company’s ordinary shares. Upon execution of the senior secured convertible note on May 23, 2023, and extension to the maturity date to at least December 31, 2024, the Company classified the Convertible debt as non-current as at December 31, 2022 under the guidance in ASC 470-10-45-14.

8.4

On October 7, 2021, the Group acquired Jaymax International Service Inc. (“Jaymax”) (later renamed to “Rezolve Taiwan Limited”). As part of the acquisition of Jaymax, the Company agreed to issue $1,400,000 in Rezolve ordinary share to Jaymax’s former owner for completion of a 3-year noncompete period which began on the October 7, 2021. The cost of the share-based payment is considered to have vested immediately upon commencement of the non-compete period as management is confident that it is more likely than not that the former owner will not breach the non-compete agreement. The share-based payment liability is to be settled by a fixed dollar amount of shares and therefore represents a liability in accordance with ASC 480. The liability has been measured at fair value using a discounted cash-flow model and a market participant borrowing rate of 10.8%.

8.5

Our non-current portion of the lease liability as at December 31, 2021 related to a 2-year operating lease for an office lease in Taipei, Taiwan. In December 2022, the lease was formally terminated and an immaterial termination charge was incurred.

9.	Warrants

On November 14, 2021, 8,100,000 warrants issued to Apeiron on December 18, 2018 were exercised for proceeds of $1.928 million.

On December 14, 2021, 9,600,000 warrants issued to Bradley Wickens, the initial expiry date for which was December 31, 2021 had their expiry date later extended by one year to December 31, 2022. The Company measured the effect of the modification as a difference between the fair value between the modified call option and the fair value of the call option immediately before the modification. The Company revalued the warrants both after and before the modification using the Black-Scholes Merton option pricing model and determined the fair value of the Warrants to purchase at $ Nil per share option after modification and $ Nil per share before modification. The key inputs to the valuation model included an average volatility of 42.3% for options after modification and 45.9% before modification, the fair value of the ordinary shares at $0.02 per unit and an expected term of 0.52 and 0.01 years, respectively. The warrants are freestanding equity-classified instruments, the modification of which does not cause the warrant to become liability-classified and is deemed to be an exchange of the original warrant for a new warrant. The increase in the fair value of $16 has been deemed as immaterial.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

On November 21, 2022, the Company granted 850,000 warrants each to Apeiron and Bradley Wickens for agreeing to extend their commitment in the exchangeable notes (convertible debt, note 8.3). The warrants are equity classified because they are freestanding financial instruments that are legally detachable and separately exercisable from the convertible notes and do not embody an obligation for the Company to repurchase its shares or provide any guarantee of value or return. These warrants were exercised on November 30, 2022. The Company valued the warrants using the Black-Scholes Merton option pricing model and determined the fair value of the Warrants to be $1.20 per unit. The key inputs to the valuation model included an average volatility of 61.9% based on a group of similar companies, a risk-free rate as of the grant date and the fair value of the ordinary shares of the Company based on a recent financing. These warrants have been recorded as a discount of $2.1 million to the Convertible debt.

10.	Ordinary shares issued at nominal value in lieu of services

10.1 Ordinary share issued under share incentive plan

On October 12, 2020, the board issued a 36-month maximum term share incentive plan to the Group CEO and founder, Dan Wagner to receive share issuances up to a maximum of 5% of the ordinary share of the Company, cumulatively, based on the below specific enterprise value milestones:

•	1% issued at $500 million;

•	2% at $1 billion;

•	3% at $1.5 billion;

•	4% at $2 billion; and

•	5% at $2.5 billion.

The shares would be granted based on any successful capital raise, subject to the above meaningful enterprise valuations being achieved.

In April 2021, Dan Wagner was awarded 20,037,059 ordinary shares under this arrangement when the Company raised $13,765,000 from the issuance of series A preferred share and conversion of the loan from Future Fund, under an implied enterprise valuation of $1 billion.

The ordinary shares were vested and allotted on the same date. The fair value of the ordinary share of $.66 per unit was back-solved using an option pricing model based on the Series A preferred share issued at $1.03 on the same date. Accordingly, $13.22 million is recognized as a general and administrative expense with a corresponding credit in additional paid-in-capital in the year ended December 31, 2021.

10.2 On August 12, 2021, the Company issued 2,000,000 and 1,359,223 ordinary shares each to two promotors in Taiwan for services provided at a fair value of $1.03 per unit which were vested and allocated on the same date. The fair value of the ordinary shares was based on the shares agreed to be issued for the acquisition of ANY (note 15) near the date of issuance. The Company recognized $3.46 million as a general and administrative expense with a corresponding credit in shareholders’ deficit.

10.3 On February 15, 2022 the Company issued 5,000,000 ordinary shares to an advisor for services provided at a fair value of $1.80 per unit which were vested and allocated on the same date. The Company agreed to issue to the same advisor an additional 5,000,000 ordinary shares at the end of the year ending December 31, 2022 at a fair value of $1.80. The Company recognized $18.4 million as general and administrative costs with a

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

corresponding credit in shareholders’ deficit. The fair value of the ordinary shares was based on a Black-Scholes model using an average volatility of 60.4% based on a group of similar companies, a risk-free rate available on the issuance date, and the exercise price of £.0001 per share, and the fair value of the ordinary shares of the Company based on a recent financing.

10.4 On November 30, 2022, the Company awarded 27,246,461 ordinary shares at a fair value of $1.20 per unit respectively to DBLP Sea Cow Limited (founding shareholder) in lieu of services to the Company which were vested and allotted on the same date. The Company recognized $33.4 million as a general and administrative cost with a corresponding credit in shareholders’ deficit in the year ended December 31, 2022. The fair value of the ordinary shares was based on a Black-Scholes model using an average volatility of 61.9% based on a group of similar companies, a risk-free rate available on the issuance date, the exercise price of £.0001 per share, and the fair value of the ordinary shares of the Company based on a recent financing.

11.	Series A preferred shares

In July 2020, the Company issued an unsecured 8 percent optionally convertible term loan note to Future Fund and other investors amounting to $ 11,349,957 with maturity of 3 years from the date of agreement. On occurrence of any of the following events, the loan will convert into the following shares:

•	Qualified financing – automatic conversion into the most senior class of shares issued in such financing at a 20 percent discount

•	Non-qualified financing – conversion at the option of the majority of the holders exercising the right into the most senior class of shares issued in such financing at a 20 percent discount

•	Maturity – automatic conversion into the most senior class of shares as are in issue as that date at a 20 percent discount.

In the case of an exit event (i.e. change in control, sale of business or an IPO event), the lender would have had the right to receive the greater of the cash consideration on sale of its shares received upon conversion as if the principal loan amount was being repaid with a 100 percent redemption premium or the option to receive non cash consideration for the sale of its shares issued on conversion equivalent to the principal loan amount with a 100 percent redemption premium converted into the most senior class of share issued on completion of the exit. This exit event will be extinguished on a subsequent round of qualified financing or post six months after a subsequent round of non-qualified financing, whichever is earlier.

The above loan was accounted for as a liability in accordance with ASC 470–20. The Company early adopted ASU 2020-06, effective on January 1, 2021, and therefore no bifurcation of the beneficial conversion feature was recorded in equity.

On April 14, 2021, upon issuance of 13,404,541 shares of series A preferred share (occurrence of a qualified financing), the Company entered into an investment deed with the lenders wherein the long-term debt including accrued interest of $12.7 million was converted into 14,634,976 Series A preferred shares. The shares were issued at a discount of 20 percent from the price per share issued to new investors.

12.	Share-based Compensation

In November 2022, the Company’s Board approved the 2022 Long-Term Incentive Plan (the “2022 LTIP”). Under the 2022 LTIP, as of December 31, 2022, the Company was authorized to issue a maximum number of 52,696,461 ordinary shares before any grants made in the year to directors, shareholders, consultants or financers to purchase or acquire ordinary shares. After awarding 1,700,000 warrants (note 9), 5,000,000 (note 10.3) and 27,246,461 (note 10.4) ordinary shares to financers, a consultant and its principal

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

shareholder and founder, respectively, the Company had 18,750,000 ordinary shares available to grant. The Company granted 15,750,000 share options in the year ended December 31, 2022.

The share options under the terms of the 2022 LTIP have an exercise price equal to the nominal value of £0.0001 per option. Most share options granted have service-based vesting conditions with the exception of only two employees whose combined 2,500,000 share options vest at the earlier of a 3-year requisite service period and an IPO. The Company’s Board was required to approve the grant of the Company’s Share options and therefore as a result of some grantees who had completed their requisite service period prior to the Board’s approval, a number of grantee’s options fully vested on the grant date, while the remainder of grantees have partially completed their requisite service period. Option holders have a 5-year period to exercise the options before they expire. Forfeitures are recognized in the period of occurrence. No share options were granted by the Company in 2021.

2022
Expected term – years(1)	2.5 – 5.1
Current share value	1.23
Expected volatility(2)	59.6% – 63.5%
Risk-free interest rate(3)	3.8% – 4.2%
Dividend yield(4)	0%

(1)

The expected term is the length of time the grant is expected to be outstanding before it is exercised or terminated. This number is calculated as the midpoint between the end of the vesting term and the contractual period to exercise.

(2)	Volatility, or the standard deviation of annualized returns, was calculated based on comparable companies’ reported volatilities.
(3)	Risk free rate was obtained from US treasury notes for the expected terms noted as of the valuation date.
(4)	The Company has assumed a dividend yield of zero as it has no plans to declare dividends in the foreseeable future.

Given the absence of a public trading market, the fair value of the Company’s ordinary share was determined using recent financing transactions with third parties. The fair value from financing transactions which occurred during the year have been compared with third-party valuations of the ordinary shares of the Company.

The Company’s share option activity for the year ended December 31, 2022 was as follows:

	Number of share options	Weighted- Average Exercise Price
Outstanding as of December 31, 2021	—	—
Issued	15,750,000	£0.0001
Exercised	—	—
Cancelled/Forfeited	—	—

Outstanding as of December 31, 2022	15,750,000	£0.0001

Vested and exercisable	5,700,000	£0.0001

Vested and expected to vest	15,750,000	£0.0001

The weighted-average grant date fair-value per share of the options granted during the year December 31, 2022 was $1.20. The total fair value of the options that vested during the year ended December 31, 2022 was $6,982,500.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

No share options were exercised during the year ended December 31, 2022.

As of December 31, 2022, the Company had $11.6 million of unrecognized share-based compensation expense related to share options. This cost is expected to be recognized over a weighted-average period of 15 months.

There was no share option activity in the year ended December 31, 2021 as no share options were issued prior to 2022.

13.	Accrued expenses and other payables

	December 31, 2022	December 31, 2021
Employee related payables	$763,181	$470,153
Accrued expenses	2,535,133	1,399,433
VAT Liability	11,515	6,023
Other	179,080	—

Total	3,488,909	1,875,609

14.	Expenses and other Non-operating (income) expense, net

Sales and marketing expenses

	December 31, 2022	December 31, 2021
Advertisement and publicity expenses	$3,123,820	387,083
Employee salaries and benefits	1,788,941	1,201,369
Consultancy charges	1,538,729	724,044
Share-based payments to employees	375,721	—

Total	6,827,211	2,312,496

General and administrative expenses

	December 31, 2022	December 31, 2021
IT expenses	$1,066,708	929,963
Legal and professional expenses	5,598,739	2,721,398
Business development expenses	7,136,168	5,207,047
Employee salaries and benefits	6,762,343	3,990,189
Consultancy charges	8,223,297	4,414,787
Share-based payments to employees	1,739,294	—
Share-based payments to related parties	39,501,701	13,227,220
Share-based payments for consultancy	18,417,816	3,460,799
Share-based payments – non-compete agreement	—	1,029,779
Other	3,158,330	1,673,107

Total	91,604,396	36,654,289

Share-based payment – non-compete

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

On October 7, 2021, the Group acquired Jaymax International Service Inc. (“Jaymax”) (later renamed to “Rezolve Taiwan Limited”). As part of the acquisition of Jaymax, the Company agreed to issue $1,400,000 in Rezolve ordinary share to Jaymax’s former owner for completion of a 3-year noncompete period which began on the October 7, 2021. The cost of the share-based payment is considered to have vested immediately upon commencement of the non-compete period as management is confident that it is more likely than not that the former owner will not breach the non-compete agreement. Management has considered this to be a non-recurring item.

Other non-operating (income) expense, net

	December 31, 2022	December 31, 2021
Foreign exchange loss	$194,595	714,914
R&D credits	(467,563)	(559,122)
Other, net	(42,606)	25,119

Total	(315,572)	180,911

15.	Business Combinations

Acquisition of Any Lifestyle Marketing GmbH (“ANY Acquisition”)

On August 30, 2021, the Company acquired Any Lifestyle Marketing GmbH (“ANY”) from Radio Group Holding GmbH. ANY was incorporated on August 13, 2021. ANY was established to purchase the whole and exclusive rights to sell services of the companies owned by Radio Group Holding GmbH (“Radio Group”) such as events and airtime advertisements. ANY’s business from incorporation is Radio Group’s predecessor marketing business prior to being “carved-out” and inserted into the newly formed company, ANY. The establishment of ANY was done so to allow the acquisition of a foreign entity, (Rezolve) to acquire the Radio Group’s marketing business as German regulation does not allow a foreign entity to acquire a media company. The acquisition of ANY by Rezolve was to (i) leverage the Radio Group’s customer list and to gain immediate access to potential customers and (ii) achieve synergistic benefits through the embedding of the Rezolve technology (beacons) in Radio Group advertisements in Germany.

The Company acquired ANY by agreeing to issue 14,427,185 ordinary shares valued at $1.03 per share (“the consideration shares”). The shares were issued on February 11, 2022.

This consideration was subject to adjustment on August 30, 2022 (“the Settlement Date”) as follows:

•

If Rezolve was then publicly listed with a valuation of $1 billion or more, Rezolve was to pay $10 million in cash to the sellers of ANY and 9,708,738 of the consideration shares were to be reclassified as deferred shares;

•

If Rezolve was then publicly listed with a valuation of less than $1 billion, Rezolve was to pay $14.86 million in cash to the Sellers of ANY and all consideration shares were to be reclassified as deferred shares;

•

If Rezolve was not then publicly listed and had a valuation of $1 billion or more, Rezolve was to pay $9 million in cash to the sellers of ANY and 8,737,864 of the consideration shares of the consideration shares were to be reclassified as deferred shares; or

•

If Rezolve was not then publicly listed and had a valuation of less than $1 billion, Rezolve was to pay $14.86 million in cash to the sellers of ANY and all of the consideration shares were to be reclassified as deferred shares.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

If the Company failed to pay the cash in any of the above mentioned scenarios by the Settlement Date, the sellers of ANY could re-acquire the shares in ANY and their consideration shares would then be reclassified as deferred shares.

On June 10, 2022, the Company and the sellers of ANY entered into a Standstill Agreement, whereby the Settlement Date was extended to December 31, 2022.

In addition to the extension, the Company agreed to pay the sellers of ANY €70,000 monthly in each of the four months from September 2022 to December 2022, provided the Company was not yet listed on an internationally recognized stock exchange.

On December 28, 2022 the legal ownership of ANY reverted back to the sellers of ANY, the consideration shares were reclassified as deferred shares, and further negotiations took place between the sellers of ANY and the Company. On May 24, 2023, the sellers of ANY and the Company agreed that the Company could re-acquire the shares in ANY as soon as practicable after listing of Rezolve’s Ordinary Shares and on completion of the purchase the deferred shares held by the sellers of ANY are to be reclassified as Ordinary Shares. If the sellers of ANY so elect within 14 days of the listing of Rezolve’s Ordinary Shares, Rezolve is to pay the sellers of ANY $5 million within 60 days after such election and upon such payment 4,854,368 of the consideration shares (as adjusted as a result of the Pre-Closing Demerger) held by those sellers will be reclassified as deferred shares. If Rezolve fails to make such payment, the sellers of ANY may reverse the acquisition and would also be required to return the EUR 2 million of cash referred to below, if it has been paid. If the Company does not complete an initial public offering by November 30, 2023, the sellers of ANY may terminate the acquisition of ANY.

The sellers of ANY may sell EUR two million (equivalent to $2,161,600) of their consideration shares within 60 days of the listing to existing shareholders of Rezolve. If the sellers of ANY do not find an interested buyer in the shares within 60 days, the sellers may elect within 14 days after that 60 day period that Rezolve pays the sellers EUR two million (equivalent to $2,161,600) within 10 business days and upon such payment 2,098,640 of the consideration shares (as adjusted as a result of the Pre-Closing Demerger) held by those sellers will be reclassified as deferred shares. If Rezolve fails to make such payment, the sellers of ANY may reverse the acquisition and would also be required to return the $5 million of cash if it has been paid.

ANY was determined to be a Variable Interest Entity with Rezolve to be the Primary Beneficiary in accordance with the provisions of ASC 810 from August 30, 2021.

ANY was determined to be a VIE due to:

1)	Insufficient equity at risk due from having EUR 96,250 of share capital and cash at inception, which is insufficient for ANY to finance its activities without additional financial support.

2)

The holders of the equity investment at risk, as a group, lacked the characteristics of a controlling financial interest due to Rezolve’s Chief Commercial Officer has a Power of Attorney (“PoA”) to implement the decisions of ANY without approval from the shareholders.

3)

The voting rights of the holder of the equity investment at risk (Radio Group) were disproportionate to their obligation to absorb losses or the right to receive returns, and substantially all of the activities were conducted on behalf of the holder of equity investment at risk with disproportionately few voting rights.

The PoA granted Rezolve executive management’s ability to implement decisions without approval from shareholders. When combined with Rezolve’s contractual right to receive the income from ANY, the holders of the equity (Radio Group) have a disproportionate amount of voting rights to that of their right to receive returns and obligations to absorb losses. The Radio Group doesn’t receive any returns since Rezolve contractually receives all of the revenues and income as per a contractual agreement

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

from August 2021. Rezolve, but not Radio Group must fund ANY including any working capital shortfalls from operating losses.

The Company evaluated ASC 810-10-25-38 through 25-38J for guidance on determining the primary beneficiary of ANY. A reporting entity has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has (1) the power to direct activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

A reporting entity (Rezolve) must have power (decision-making authority), in addition to benefits, to be the primary beneficiary of a VIE. Rezolve determined that they have the power to direct the activities of ANY from considering the following:

1.

Considered the purpose and design of the entity - ANY was designed to manage the radio advertising slots in the Radio Group, formerly held by Radio Group companies. ANY holds the rights to the radio advertising revenue previously held in a number of German entities as part of the Radio Group. The party that participated significantly (ASC 810-25-25-e) in the design of ANY was Rezolve’s executive management.

2.

Identified the activities that most significantly impact economic performance of the legal entity (ASC 810-25-25-a) and identified the parties that make the decisions about the significant activities. These include the exclusive and wholly owned rights to sell radio advertising on the Radio Group’s radio stations. No decision making is made without Rezolve executive management (the decision making group) approval.

In determining whether Rezolve has the obligation to absorb losses of the ANY that could potentially be significant to ANY or the right to receive benefits from ANY that could potentially be significant to ANY, the Company considered the variable interests of ANY and the holders of those variable interests:

•

ANY holds the rights to the radio advertising revenue previously held in a number of German entities as part of the Radio Group. The creation of ANY allowed Rezolve to embed its software into radio adverts and create triggers in mobile phone user’s handsets who use the Rezolve application upon hearing an advertisement embedded by Rezolve.

•

Rezolve’s ability to create the ANY Lifestyle application for mobile users and generate merchant transaction revenue, both of which when combined with the customer list of ANY, offered the opportunity for Rezolve to participate directly in the profits created by ANY.

•

On August 30, 2021, the sellers (Radio Group) of ANY signed and executed an agreement which stated that Rezolve will be the beneficial owners of the revenues and income. This provides Rezolve with the right to receive the benefits from ANY that could potentially be significant to ANY.

•	The risks considered which cause variability in ANY include Operations risk (810-10-25-24-f) since the income of ANY is affected by fluctuations in operating costs.

•

ANY also had minimal financial capital contributed to it at incorporation, has no credit history, and therefore relies on subordinated financial support. Since ANY was created solely for Rezolve, the Registrant is obligated to fund ANY’s losses, support working capital deficits and provide loans when necessary.

The Company also considered whether any participating or protective rights (ASC 810-10-20) exist in ANY:

ANY, and its managing director do not have any participating rights. Since signing and execution of the Binding Sale and Purchase agreement, Rezolve has retained the power to direct the activities which mostly

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

impact ANY’s economic performance. From the date of signing the Binding Sales and Purchase Agreement, these include the requirement to seek approval from Peter Vesco for:

•

Entering into or agreeing to terminate any contract which is material to the business of ANY, being a contract under which income of ANY is reasonably expected to be in excess of €50,000 per annum or costs payable by ANY in respect of €50,000 per annum

•	Departing from the scope or manager of conducting its day-to-day trading (business)

•	Setting the budget

•	Incurring costs or expenditures for any period after the date of August 23, 2021 other than those in accordance with the budget as agreed by the buyer

•	Compromising or settling any legal or arbitration proceedings

•	Dismissing any sales or marketing employee

These contractual rights continue to be participating rights since Rezolve has the ability to block Radio Group or participate in actions which direct the activities of ANY that most significantly impact ANY’s economic performance. Rezolve holds rights which the Radio Group must request consent to. While these may be viewed as protective, ANY, its managing director and the Radio Group don’t hold these rights.

Rezolve has an implicit obligation to fund all working capital shortfalls of ANY from inception since ANY did not have any credit history and had no means of raising external financing. These working capital funding shortfalls may results in losses which may be substantial to Rezolve as the primary beneficiary of ANY. The Company has periodically funded ANY to fulfill its working capital shortfalls.

The maximum exposure the Company has to ANY are the net losses. Rezolve’s interest in ANY is adversely impacted by the loss in value of ANY’s customer list which may also be adversely impacted by Rezolve’s net assets and revenues.

During the period from the negotiations entered into with the Radio Group in December 2022 and indefinitely thereafter, the Company continues to:

•

Have the power to direct ANY in a manner which most significantly impacts its economic activity, by having Rezolve’s chief executive Officer and Chief commercial officer execute all decisions regarding strategy, budgets and marketing, and

•	The right to absorb any gains, and

•	The obligation to absorb any losses, via requirement to fund ANY for any cash or working capital shortfalls.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

The Company accounted for the ANY Acquisition using the acquisition method of accounting, whereby the total purchase price was allocated to the acquired identifiable net assets of ANY based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. A summary of the purchase price and the balance sheet of ANY as at the August 30, 2021 acquisition date is presented in the following table. The balance sheet presented below reflects the Company’s final purchase price allocation:

August 30, 2021
Cash	$29,476
Accounts receivable	18,940
Property and equipment	71,319
Customer list	7,093,574
Goodwill (a)	9,274,173
Deferred tax liability	(1,884,457)
Other payables	(3,025)

Total Purchase Price (b)	14,600,000

(a)

Goodwill is the excess of the consideration transferred over the net assets recognized and represents the expected future economic benefits as a result of other assets acquired that could not be individually identified and separately recognized. Goodwill is not amortized.

(b)	Excludes direct acquisition costs of $0.08 million incurred during 2021, which are included in General and Administrative Expenses, in our consolidated statement of operations.

Acquisition of Jaymax International Service Inc. (“the Jaymax Acquisition”)

On October 7, 2021, the Company acquired Jaymax International Service Inc. (“Jaymax”), an on demand human resource Company based in Taipei, Taiwan for cash consideration of $NTD 40,000 ($1,415). The acquisition of Jaymax was done so to provide an established sales team in Taiwan to market the use of the Company’s technology.

As part of the acquisition of Jaymax, the Company were to issue $1,400,000 in Rezolve ordinary shares to Jaymax’s former owner for completion of a 3-year noncompete period which began on the October 7, 2021 (Note 8.4).

The Company accounted for the Jaymax Acquisition using the acquisition method of accounting, whereby the total purchase price was allocated to the acquired identifiable net assets of Jaymax based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. A summary of the purchase price and the balance sheet of Jaymax at the October 7th, 2021 acquisition date is presented in the following table. The balance sheet presented below reflects the Company’s final purchase price allocation:

October 7, 2021
Cash	$450,775
Accounts receivable	1,156,752
Inventory	1,217,244
Other assets	20,570
Goodwill (a)	76,605
Other payables and accrued liabilities	(1,519,937)
Short-term debt	(1,400,579)

Total Purchase Price (b)	1,430

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

(a)

Goodwill is the excess of the consideration transferred over the net assets recognized and represents the expected future economic benefits as a result of other assets acquired that could not be individually identified and separately recognized. Goodwill is not amortized.

(b)	Excludes direct acquisition costs of $.48 million incurred during 2021, which are included in General and Administrative Expenses, in our consolidated statement of operations

Pro Forma Information

The following unaudited pro forma consolidated operating results give effect to the ANY Acquisition as if it had been completed as of January 1, 2021. No effect has been given to the Jaymax Acquisition since it would not have had a significant impact on our results of operations during 2021. These pro forma amounts are not necessarily indicative of the operating results that would have occurred if the ANY Acquisition had occurred on such date. The pro forma adjustments are based on certain assumptions that we believe are reasonable.

December 31, 2021
Revenue	6,069,872
Net loss attributable to Rezolve shareholders	(37,459,485)

Basic and diluted loss per share for Rezolve shareholders	(0.04)

Our consolidated statement of operations for the year ended December 31, 2021 includes revenue and a net loss of $3,842,207 and $223,719, respectively, attributable to ANY.

The following table includes information as of December 31, 2022 and December 31, 2021 of the Company’s VIE, ANY as included in its carve-out consolidated financial statements, in each case, after intercompany eliminations.

As at	December 31, 2022	December 31, 2021
Cash	$2,329	$2,090
Accounts receivable	65,893	—
Prepayments and other current assets	162,886	4,368
Receivable from related party	607,726	193,706
Property and equipment, net	28,562	40,812
Intangible assets, net	5,786,997	6,668,404
Goodwill	1,061,763	8,941,970
Accounts payable	136,833	114,837
Accrued expenses and other payables	49,709	99,547
Deferred tax liability	1,526,621	1,770,457

Total net assets	6,002,993	13,866,510

For the year ended	December 31, 2022	December 31, 2021
Revenue	$11,764,184	$4,435,725
Net Loss	(8,214,513)	(223,719)

For the year ended	December 31, 2022	December 31, 2021
Net cash provided by (used in) operating activities	$239	$(27,386)
Net cash used in investing activities	—	—
Net cash provided by financing activities	—	—

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

16.	Related party disclosures

Key managerial personnel (KMP) and Members of their immediate families

Dan Wagner	Director and chief executive officer
Richard Burchill	Chief financial officer
Sauvik Banerjjee	Chief executive officer, products, technology and digital services
Salman Ahmad	Chief technical officer
Peter Vesco	Chief commercial officer
Sunder Madakshira	Chief executive officer, India
Arthur Yao (1)	Chief executive officer, Rezolve China
Anthony Sharp	Non-executive deputy chairman
Sir David Wright	Non-executive director
Steve Perry	Non-executive director
Derek Smith	Non-executive director
Susan Wagner	Member

(1)

Amounts paid to Arthur Yao were paid out of Rezolve Limited in the UK. The Company’s operations in China have since been approved for a planned liquidation through the Demerger (Refer to Note 2.1 – Basis of presentation).

Transactions and outstanding balances of related parties were as follows:

Transactions during the year

	December 31, 2022	December 31, 2021
Share Capital Issued at nominal value
Dan Wagner (number of ordinary shares issued in 2022 – nil and 2021– 20,037,059)	$—	$2,763
DBLP Sea Cow (1) (number of ordinary shares issued in 2022 – 27,246,461 and 2021 – nil)	3,225	—
Igor Lychagov (number of Series A shares Issued in 2022 – nil and 2021 – 11,685,761)	—	1,622

Loans Repaid
DBLP Sea Cow	560,000	1,000,000

Loan taken
Dan Wagner	—	20,000

Reimbursement of expenses
Dan Wagner	297,566	112,609
Salman Ahmed	—	3,724
Peter Vesco	19,226	2,437
Arthur Yao	28,561	92,715
DBLP Sea Cow	—	42,176

Managerial remuneration
Key Management Personnel
Dan Wagner	298,654	330,673

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

	December 31, 2022	December 31, 2021
Salman Ahmad	207,395	220,449
Richard Burchill	273,761	—
Sauvik Banerjjee	188,972	—
Sunder Madakshira	226,497	—

Share-based compensation
DBLP Sea Cow	33,374,018	—
Dan Wagner	—	13,224,459
Steve Perry	2,449,787	—
Derek Smith	3,674,681	—

Consulting fees
DBLP Sea Cow	300,000	300,000
Peter Vesco	380,805	430,666
Arthur Yao	300,000	270,000

Director remuneration
Sir David Wright	87,107	70,000
Anthony Sharp	376,428	165,336
Steve Perry	93,329	—
Derek Smith	93,329	—

Business development expenses
Rezolve China (2)	7,136,168	5,207,047

(1)	DBLP Sea Cow Ltd. (a company incorporated in the Seychelles) (“DBLP Sea Cow”) is wholly legally owned by Dan Wagner, Chief Executive Officer of Rezolve.
(2)	The Company has expensed all cash transferred to its subsidiary Rezolve China. Please refer to the basis of presentation discussed in note 2.1.

Transactions with Radio Group

Materials, consumables and broadcast costs recorded in Cost of Sales	4,586,659	1,741,022
Sales and advertising costs	2,627,506	—
Salaries and wages in sales and marketing costs	2,130,033	1,495,673
Other general and administrative costs	781,705	1,610,844

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Outstanding balances as at reporting date

	December 31, 2022 $	December 31, 2021 $
Unsecured Loans payable
DBLP Sea Cow	697,067	697,067

Other receivables
Dan Wagner	—	147,125
Radio Group	607,726	193,706

Trade and other payables
DBLP Sea Cow	225,000	485,000
Dan Wagner	172,356
Richard Burchill	535	—
Arthur Yao	51,414	34,813
Peter Vesco	42,906	—
Anthony Sharp	129,460	—

Share Subscription Receivables
Dan Wagner	111,845	111,845
DBLP Sea Cow	7,999	4,774

17.	Operating leases as lessee

The Company leased its head office space under a short-term lease which expired in the financial year 2021. The only other lease arrangement in place during the years ended December 31, 2022 and 2021 was for the Company’s Taiwanese subsidiary, Jaymax, which had a two-year lease in place since October 1, 2021. This lease was terminated in December 2022 to which an immaterial termination fee was incurred.

18.	Revenue from Contracts with Customers

As per the disclosure requirement of ASC 606 “Revenue from Contracts with Customers”, an entity will have to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

	December 31, 2022	December 31, 2021
Radio Advertisements	$11,764,183	$3,842,207
Other	115,160	62,367

Total	11,879,343	3,904,574

All revenues reflect services transferred to customers at a point in time.

Particulars	December 31, 2022	December 31, 2021
Services transferred to customers at a point in time	$11,879,343	$3,904,574

Significant customers are those which represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date. The Company does not have any customers which account for more than 10% of total revenue. However, as of December 31, 2022 and 2021, the Company has a marketing agreement with the Radio Group in Germany through which it sells radio advertisements to its customers and which accounted for 10% or more of accounts receivable, and as well, accounted for 99.06% and 98.40% of revenue in the years ending December 31, 2022 and 2021.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

In the years ended December 31, 2022 and 2021, ANY recognized $2.4m and $0.3 million of barter revenue.

19.	Income taxes

The Company files its primary tax return in the United Kingdom (“the UK”). Its subsidiaries file income tax returns in the US, Spain, Germany, India and Taiwan. The income taxes of the Company are presented on a separate return basis for each tax-paying entity.

The components of our loss (income) before income taxes are as follows:

	December 31, 2022	December 31, 2021
UK	$93,218,490	$36,661,866
US	634,526	412,651
Spain	381,321	137,802
India	(300,433)	(13,407)
Germany	8,235,187	250,474
Taiwan	2,051,794	296,844

Total	104,220,885	37,746,230

Current Income tax expense (benefit) consists of:

	December 31, 2022	December 31, 2021
Germany	$(20,674)	$23,201
Taiwan	10,639	—
India	28,126	—

Total	18,091	23,201

Deferred income tax (benefit) consists of:

	December 31, 2022	December 31, 2021
Germany	$(133,538)	$(49,956)

Total	(133,538)	(49,956)

Total income tax benefit:

	December 31, 2022	December 31, 2021
Current	$18,091	$23,201
Deferred	(133,538)	(49,956)

Total	(115,447)	(26,755)

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Income tax benefit attributable to our loss before income taxes differs from the amounts computed using the applicable income tax rate as a result of the following factors:

	December 31, 2022	December 31, 2021
Loss before income taxes	$(104,220,885)	$(37,746,230)
Income tax benefit at statutory tax rates (a)	19,801,968	7,171,784
Effect of:
Non-deductible or non-taxable foreign currency exchange results	(214,299)	(137,765)
International rate differences (b)	1,347,282	50,228
Non-deductible expenses	(13,496,313)	(2,765,608)
Enacted tax law and rate changes (c)	—	3,476,426
Change in valuation allowance	(7,554,085)	(7,821,820)

Income tax benefit	(115,447)	(26,755)

(a)	The statutory or “expected” tax rate is the UK rate of 19.0%.
(b)	Amounts reflect adjustments (either a benefit or expense) to the “expected” tax benefit (expense) for statutory rates in jurisdictions in which we operate outside of the UK.
(c)	On June 10, 2021, legislation was enacted in the UK to increase the UK corporate income rate to 25.0% from April 1, 2023.

The Company and its subsidiaries are liable to income taxes in their respective jurisdiction. The Company has unused tax losses as follows as at December 31, 2022:

Subsidiaries in Jurisdiction	Tax loss carryforward	Expiration date
UK (1)	70,117,780	(1)
US	4,433,259	Indefinite
Spain	535,933	Indefinite
India	8,192	8 years
Germany	617,729	Indefinite
Taiwan	2,268,654	10 years

(1)

Tax losses carried forward in Rezolve Limited will not be transferred to Rezolve AI Limited in the Demerger. As a result, all tax losses previously created in the UK will be lost upon completion of the Demerger.

(2)

The Company has created a valuation allowance against the deferred tax asset resulting from such losses due to the Company’s history of past losses and lack of conclusive evidence to support the view that sufficient taxable profit will be generated in the future by the operating entities to offset such losses.

The changes in our unrecognized tax benefits for the indicated periods are summarized below:

	2022	2021
Balance at January 1	$11,811,695	$5,056,334
Effect of rate changes	—	1,628,142
Additions based on tax positions related to current year	7,868,552	5,192,678
Foreign currency translation	(1,281,022)	(65,459)

Balance at December 31	18,399,225	11,811,695

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

No assurance can be given that any of these tax benefits will be recognized or realized.

During 2023, we do not expect any material reductions to our unrecognized tax benefits related to tax positions taken as of December 31, 2022. No assurance can be given as to the nature or impact of any changes in our unrecognized tax positions during 2022.

The tax effects of temporary differences that give rise to the significant portions of our deferred tax assets and liabilities are presented below:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Net operating loss and other carryforwards	$18,399,225	$11,811,695
Property & Equipment	2,661	—
Short-term debt	174,267	132,443
Share-based payment liability	294,404	265,180
Convertible debt	6,325,677	627,397

Deferred tax assets	25,196,234	12,836,715
Valuation allowance	(25,196,234)	(12,836,715)

Deferred tax assets, net of valuation allowance	—	—
Deferred tax liability:
Customer list	$1,526,622	$1,770,457

Deferred tax liability	1,526,622	1,770,457

The Company files income tax returns as prescribed by the tax laws of its operating jurisdictions. In the normal course of business, the Company is subject to examination by tax authorities. In connection with such reviews, disputes could arise with the taxing authorities over the interpretation or application of certain income tax rules related to our business in that tax jurisdiction. Such disputes may result in future tax and interest and penalty assessments by these taxing authorities. The ultimate resolution of tax contingencies will take place upon the earlier of (i) the settlement date with the applicable taxing authorities in either cash or agreement of income tax positions or (ii) the date when the tax authorities are statutorily prohibited from adjusting the Company’s tax computations.

The Company has not recognized any uncertain tax position for the year ended December 31, 2022 and December 31, 2021, respectively.

20.	Subsequent events

For financial statements as of December 31, 2022, we have evaluated subsequent events through June 13, 2023, which is the date such financial statements are available to be issued.

Execution of ordinary share subscription arrangement

On February 23, 2023, Rezolve Limited executed a $250 million capital commitment from Yorkville Advisors, a New Jersey based private alternative investment group, in the form of a share subscription facility. Under the agreement, Yorkville will provide Rezolve with up to $250 million in equity capital for a 36-month term following a public listing of the Company’s ordinary shares. Rezolve will not be obligated to draw the full $250 million but can do so in part or in whole at its discretion. Rezolve will control both the timing and amount of all drawdowns and will issue share to Yorkville on each drawn down from the facility. Proceeds from the Yorkville facility will be used for working capital and general corporate purposes.

REZOLVE AI LIMITED AND SUBSIDIARIES

Condensed Interim Carve-out Consolidated Balance Sheets

	June 30, 2023 (Unaudited) $	December 31, 2022 (Audited) $
Assets
Current assets
Cash	122,364	41,709
Accounts receivable	75,353	74,748
Due from related party	—	607,726
Prepayments and other current assets	738,274	1,202,572

Total current assets	935,991	1,926,755

Non-current assets
Property and equipment, net	119,591	139,560
Goodwill	—	1,061,763
Intangible assets, net	589,524	6,237,443

Total non-current assets	709,115	7,438,766

Total assets	1,645,106	9,365,521

Liabilities and Stockholders’ deficit
Current liabilities
Accounts payable	4,050,668	4,262,476
Due to related party	895,170	225,120
Accrued expenses and other payables	2,875,038	3,488,909
Ordinary shares payable	1,786,335	—
Short term debt	762,505	—
Short term debt to related party	5,661,193	697,067

Total current liabilities	16,030,909	8,673,572

Non-current liabilities
Convertible debt	30,968,733	25,302,709
Share-based payment liability	1,242,533	1,177,616
Deferred tax liability	—	1,526,622

Total non-current liabilities	32,211,266	28,006,947

Total liabilities	48,242,175	36,680,519

Commitments and contingencies	—	—

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED

Condensed Interim Carve-out Consolidated Balance Sheets

(unaudited)

	June 30, 2022 $	December 31, 2022 $
Shareholders’ deficit
Common stock, £0.0001 nominal value 932,969,424 issued and outstanding as of June 30, 2023 927,806,159 issued and outstanding as of December 31, 2022	127,310	126,677
Deferred shares, £.0001 nominal value 14,427,185 issued and outstanding as of June 30, 2023 and December 31, 2022	1,993	1,993
Series stock series A, £0.0001 nominal value 28,039,517 shares issued and outstanding as of June 30, 2023 and December 31, 2022	3,868	3,868
Additional paid-in capital	168,358,010	163,163,090
Stock subscription receivable	(178,720)	(178,720)
Accumulated deficit	(213,740,307)	(189,171,542)
Accumulated other comprehensive loss	(1,169,223)	(1,260,364)

Total stockholders’ deficit	(46,597,069)	(27,314,998)

Total liabilities and stockholders’ deficit	1,645,106	9,365,521

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED

Condensed Interim Carve-out Consolidated Statements of Operations

(unaudited)

	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $
Revenue	4,604,332	5,681,698

Operating expenses
Cost of revenues(includes related party transactions of 2,334,088 and 1,656,464, refer to Note 11)	2,334,088	2,770,192
Sales and marketing expenses(includes related party transactions of 1,781,468 and 2,983,247, refer to Note 11)	5,509,407	2,970,931
General and administrative expenses(includes related party transactions of 3,956,318 and 7,135,885, refer to Note 11)	11,112,591	31,722,643
Other Operating costs and expenses	785,000	348,462
Depreciation and amortization expenses	379,900	373,834
Impairment of customer list	5,612,167	—
Impairment of goodwill	1,080,110	44,438

Total operating expenses	26,813,263	38,230,500

Operating loss	(22,208,931)	(32,548,802)

Other (expenses) / income
Interest expense	(4,106,733)	(1,347,758)
Other non-operating expense, net	269,510	(587,878)

Total other expenses, net	(3,837,223)	(1,935,636)

Loss before taxes	(26,046,154)	(34,484,438)
Income tax benefit	1,477,389	80,244

Net loss	(24,568,765)	(34,404,194)

Net loss per share – Basic and diluted	(0.03)	(0.04)
Weighted average number of shares	922,013,028	899,975,618

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Condensed Interim Carve-out Consolidated Statements of Comprehensive Loss

(Unaudited)

	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $
Net loss	(24,568,765)	(34,404,194)
Other comprehensive loss, net of tax
Foreign currency translation (loss)	91,141	(1,054,891)

Total comprehensive loss	(24,477,624)	(35,459,085)

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED

Condensed Interim Carve-out Consolidated Statements of Changes in Stockholders’ Deficit

(Unaudited)

	Common Stock		Deferred shares		Series A Shares		Additional paid-in capital $	Accumulated deficit $	Stock subscription receivable	Accumulated other Comprehensive loss $	Total stockholders’ deficit $
	Shares	Amount $	Shares	Amount	Shares	Amount $
Balance as at January 1, 2022	891,818,882	122,427	—	—	28,039,517	3,868	83,692,381	(85,066,104)	(175,505)	(503,008)	(1,925,941)

Acquisition of ANY	14,427,185	1,993	—	—	—	—	14,858,007	—	—	—	14,860,000
Shared-based compensation issued to consultant	5,000,000	677	—	—	—	—	13,808,549	—	(677)	—	13,808,549
Net Loss	—	—	—	—	—	—	—	(34,404,194)	—	—	(34,404,194)
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	(1,054,891)	(1,051,891)

Balance as at June 30, 2022	911,246,067	125,097	—	—	28,039,517	3,868	112,358,937	(119,470,298)	(176,182)	(1,557,899)	(8,713,477)

Balance as at January 1, 2023	927,806,159	126,677	14,427,185	1,993	28,039,517	3,868	163,163,090	(189,171,542)	(178,720)	(1,260,364)	(27,314,998)

Common stock issued to related parties	163,265	20	—	—	—	—	199,954	—	—	—	199,974
Common stock issued from the exercise of stock options	5,000,000	613	—	—	—	—	(613)	—	—	—	—
Share-based compensation to related parties	—	—	—	—	—	—	115,190	—	—	—	115,190
Employee share-based compensation	—	—	—	—	—	—	4,880,389	—	—	—	4,880,389
Net Loss	—	—	—	—	—	—	—	(24,568,765)	—	—	(24,568,765)
Foreign currency translation (loss)	—	—	—	—	—	—	—	—	—	91,141	91,141

Balance as at June 30, 2023	932,969,424	127,310	14,427,185	1,993	28,039,517	3,868	168,358,010	(213,740,307)	(178,720)	(1,169,223)	(46,597,069)

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED

Condensed Interim Consolidated Carve-out Statements of Cash Flows

(Unaudited)

	six months ended June 30, 2023 $	six months ended June 30, 2022 $
Cash flows from operating activities:
Net loss	(24,568,765)	(34,404,194)

Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	379,900	373,834
Amortization of Right of Use asset	—	27,285
Unrealized Foreign Exchange loss	63,284	617,101
Share based compensation – non-employees	—	13,808,549
Share based compensation – employees	4,880,389	—
Impairment of prepayment and other current assets	785,000	762,324
Impairment of accounts receivable	—	348,462
Impairment of goodwill	1,080,110	44,438
Impairment of customer list intangible asset	5,612,167	—
Deferred tax benefit	(1,459,336)	(218,545)
Interest expense	4,134,431	1,078,249

Changes in operating assets and liabilities:
(Increase) in accounts receivable	(605)	(85,799)
Decrease in receivable from related party	607,726	168,754
(Increase) in prepayment and other current assets	(320,702)	(55,929)
(Decrease)/increase in accounts payable, accrued expenses and other payables	(825,679)	933,421
Decrease in other payables with related parties	670,050	42,407

Net cash (used in) operating activities	(8,962,030)	(16,559,643)

Cash flows from investing activities:
Development of intangible asset	(104,604)	—
Purchase of property and equipment	(8,060)	(23,789)

Net cash (used in) investing activities	(112,664)	(23,789)

Cash flows from financing activities:
Proceeds from rights issuance	1,653,882	—
Proceeds from issuance of preferred stock	—	—
Proceeds from issuance of common stock to related parties	199,974	—
Repayment of short term debt obligation from related parties	(250,000)	—
Proceeds from short-term debt from related party	4,178,008	—
Proceeds from short-term debt	762,505	—
Lease payments	—	(27,066)
Proceeds from convertible debt	2,627,084	14,850,000

Net cash flow generated from financing activities	9,171,453	14,822,934
Effect of exchange rate changes on cash	(16,104)	(181,341)

Net change in cash	80,655	(1,941,839)
Cash and cash equivalents, beginning of year	41,709	2,690,024

Cash and cash equivalents, end of year	122,364	748,185

Supplemental disclosure of non-cash investing and financing activities
Share-based payment for development of intangible asset	115,190	—
Cash paid for interest	—	—
Cash paid for taxes	—	—
Accrued interest payable converted to principal	3,000,000	—
Conversion of expenses under advanced subscription agreements	132,453	—

The accompanying notes are an integral part of these condensed interim carve-out consolidated financial statements.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

1.	Organization and nature of operations

Rezolve Group Limited (“Rezolve” or “the Company”) was incorporated in England and Wales on January 5, 2023 and changed its name on June 5, 2023 to Rezolve AI Limited.

Rezolve is a mobile commerce and engagement platform that enables retailers and brands to deliver rich and engaging mobile experiences to consumers. The mailing address of Rezolve’s registered office is 3rd Floor, 80 New Bond Street, London, United Kingdom, W1S 1SB.

2.	Significant Accounting Policies

2.1	Basis of preparation and consolidation

These condensed interim carve-out consolidated financial statements are for the six month period ended June 30, 2023 and are presented in United States Dollars ($) which is the functional currency of the parent company, Rezolve AI Limited. The accompanying unaudited condensed financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. They have been prepared in accordance with Accounting Standards Codification (“ASC”)- 270 “Interim Reporting” and Article 10 of Regulation S-X for interim financial information. They do not include all of the information required in annual consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim carve-out consolidated financial statements should be read in conjunction with the consolidated carve-out financial statements for the year ended December 31, 2022. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. The interim results for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future interim periods.

The accounting policies used for the condensed interim consolidated carve-out financial statements for the six-month period ended June 30, 2023 are consistent with those used in the annual carve-out consolidated financial statements for the year ended December 31, 2022. There has been no material change to the Company’s significant accounting policies during the six months ended June 30, 2023.

The accompanying Carve-out Consolidated Financial Statements include the financial statements of Rezolve AI Limited, Rezolve Limited, its consolidated subsidiaries and any variable interest entity (“VIE”) in which we are the primary beneficiary, with the exception of the subsidiaries Rezolve Information Technology (Shanghai) Co., Ltd. (“Rezolve China”) and Rezolve China’s subsidiary Nine Stone (Shanghai) Ltd (“Nine Stone”)(collectively “the China Business”).

On January 3, 2023, the Company’s directors approved a plan to abandon its operations in China completely. Subsequently, on January 5, 2023, the Company’s directors approved an application to the United Kingdom (the “UK”) tax authorities requesting tax clearance for a solvent demerger (the “Demerger”) of the Company under section 110 of the UK Insolvency Act, 1986 which clearance was subsequently granted. Our board of directors decision to abandon operations in China completely and approve the Pre-Closing Demerger was based, in part, on our inability to complete an audit as a result of not having access to certain information from our local third-party company.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

The Demerger involves establishing a new holding company, Rezolve AI Limited (“Rezolve AI”), which will acquire specified assets of Rezolve Limited and issue shares for distribution to the existing shareholders in Rezolve Limited in a tax-efficient manner. Assets relevant to the simplified structure in the Company will be segregated and transferred to Rezolve AI. The assets related to the Chinese business which include Rezolve Information Technology (Shanghai) Co. Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd will not be transferred to Rezolve AI. Rezolve AI will end up with the same business as the existing Rezolve Limited but without the Chinese business. If a contract is not assignable it will have to be novated from Rezolve Limited to Rezolve AI. It is anticipated that the Demerger will be completed before the completion of the business combination with Armada, which will be effected with Rezolve AI instead of Rezolve Limited. The listed company will consist of Rezolve AI and its subsidiaries, which will legally not include Rezolve Shanghai directly or indirectly.

These Carve-out Consolidated Financial Statements have been prepared on the basis that the Demerger was completed retrospectively on December 31, 2020, and thus reflects the predecessor company prior to completion of the Demerger. They are prepared on a carve-out basis. All costs of doing business in Rezolve Limited have been reflected in Rezolve AI Limited on a 100% allocation basis since management feels that this fully reflects the Carve-out Consolidated Financial Statements had the Demerger completed on December 31, 2020. Investments made in the China Business by Rezolve Limited in the People’s Republic of China (“China”) for the years ending December 31, 2022 and 2021 have been recorded as “Business development expenses”, a component of General and Administrative expenses within the Company’s Consolidated Statement of Operations in accordance with Staff Accounting Bulletin Topic 1-B1, Costs Reflected in Historical Financial Statements (“SAB 1-B1”). Management asserts that this method used is reasonable.

2.2	Basis of consolidation

We consolidate investments in companies in which we control directly or indirectly through the control of more than 50% of the voting rights. We also consolidate entities in which we hold a variable interest where we are the primary beneficiary of the entity. A variable interest entity “VIE” is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) equity interest holders as a group lack either (i) the power to direct the activities of the entity that most significantly impact on its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. We are the primary beneficiary of a VIE when we have both (1) the power to direct the activities of the entity which most significantly impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

All intercompany balances and transactions have been eliminated.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. A list of subsidiary entities, VIEs for which we are the primary beneficiary and the groups holding as at June 30, 2023, and December 31, 2022, are as follows:

Name of the entity	Date of incorporation	Country of incorporation	Group shareholding (%)
Rezolve Mobile Commerce Inc.	April 20, 2016	United States of America	100%
Rezolve Technology S.L.	August 25, 2020	Spain	100%
Rezolve Taiwan Limited	November 9, 2000	Taiwan	100%
Rezolve Technology (India) Private Limited	March 20, 2021	India	100%
Any Lifestyle Marketing GmbH	August 13, 2021	Germany	(1)

(1)

Any Lifestyle Marketing GmbH (“ANY”) has been consolidated as a VIE since August 30th, 2021, when it was determined that Rezolve is its primary beneficiary. Rezolve was the sole shareholder of ANY from February 11, 2022 through December 28, 2022.

2.3	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of financial statements and the results of operations during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value measurements, useful lives of long-lived assets, and share-based compensation. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Management’s estimates could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company’s estimates and could cause actual results to differ from those estimates.

2.4	Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable, provided that early adoption is permitted by the new or revised accounting standard. The Company has elected to not opt out of such extended transition period, which means that the Company, as an emerging growth company, can adopt new or revised standard at the same time as private companies. While the Company may early adopt the new or revised standard if the standard permits, it is able to avail itself of any additional transition time which is granted to private companies. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

2.5	Liquidity

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In accordance with ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued.

The Company has historically funded its operations with cash flow from debt and equity capital raises agreements from investors. The Company’s principal uses of cash have been working capital and funding operations.

As of June 30, 2023, the Company had an accumulated deficit of $208.4 million. For the six months ended June 30, 2023, the Company incurred a net loss of $24.6 million and net cash used in operating activities was $9.0 million. Cash and cash equivalents totalled $0.12 million as of June 30, 2023, an increase of $ 0.08 million from December 31, 2022. The Company has a working capital deficit of $15.1 million as at June 30, 2023. The Company continues to incur losses while it develops technological services, targets customers and incurs costs for an initial public offering or business combination. Our sources of cash for these activities rely on debt and equity funding. The ability to raise funding proved challenging beginning in the year ended December 31, 2022 and continued through the six months ended June 30, 2023. Interest rates have risen and the ability to raise funding has been constrained.

As at 30 June 2023, Rezolve had a loan (Note 6.1) from Igor lychagov of $4.2m which is currently in default. The loan was due to be repaid on the 31st of July 2023 including accrued borrowing fees of $1.4m. Rezolve is currently in negotiations with Mr. Lychagov regarding the default.

Management has assessed whether they believe there are events or conditions that give rise to doubt the ability of the Company to continue as a going concern for a period of twelve months after the preparation of the condensed interim carve-out consolidated financial statements. The assessment includes knowledge of the Company’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto.

As a result of our losses and our projected cash needs combined with our current liquidity level, the Company’s ability to continue as a going concern is contingent upon successful execution of management’s intended plan over the next twelve months to improve the Company’s liquidity and profitability, which includes, without limitation:

•	Seeking additional capital through the issuance of debt or equity securities.

•	Generating revenue by execution of successful trials and long-term partner arrangements.

•	Increasing revenues from radio advertisement sales through our German subsidiary, ANY.

•	Reducing expenses by taking restructuring actions and reducing the number of employees and consultants.

•	Limiting capital expenditures.

Assumptions underlying the Company’s business plan are highly sensitive to the signing of revenue generating contracts, the successful outcome of trials for our services and the ability to control expenses.

Furthermore, the review of the strategic plan and budget, including expected developments in liquidity and capital from definitive agreements entered (Notes 6.1 to 6.3), were considered. Consequently, it has been concluded that significant doubt exists regarding the entity’s ability to continue as a going concern.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

2.6	Recently issued accounting pronouncements

ASU No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08)”

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured in accordance with Topic 606, Revenue from Contracts with Customers, as if the acquirer had originated the contracts. ASU 2021-08 is effective for annual reporting periods beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The main impact of the adoption of ASU 2021-08 will be the recognition of contract assets and contract liabilities in future business combinations at amounts generally consistent with the carrying value of such assets and liabilities of the acquiree immediately before the acquisition date. The Company has not yet determined the anticipated impact of adopting ASU 2021-08.

2.7	Recently adopted accounting pronouncements

ASC 326 “Financial Instruments - Credit Losses”

The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the statement of operations will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard is effective for the calendar year ending December 31, 2023. The Company adopted the standard on January 1, 2023. The adoption of the standard did not have a material impact on the condensed interim carve-out consolidated financial statements.

A number of amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

2.8	Net loss per share

The Company presently has three classes of issued shares, ordinary shares, deferred shares and series A preferred. Each series A preferred and ordinary shareholder are entitled to one vote per share. Holders of deferred shares are not entitled to any votes. Holders of ordinary shares are entitled to receive dividends out of any asset legally available for payment of dividends only when such dividends are declared by the Board of Directors and approved by the majority of the shareholders. As of June 30, 2023, and December 31, 2022, the Company’s Board of Directors had not declared any dividends for ordinary shares.

Basic net loss per share is based on the weighted average number of ordinary shares issued and outstanding and is calculated by dividing net loss attributable to ordinary shareholders by the weighted average shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares used in the net loss per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding. If the Company reports a net loss, the computation of diluted loss per share excludes the effect of dilutive ordinary share equivalents, as their effect would be antidilutive. Diluted loss per share is equal to the net loss per share as all potentially dilutive securities are anti-dilutive in the periods presented. For the periods ended June 30, 2023 and 2022 the Company incurred net losses and therefore no potential dilutive ordinary share were utilized in the calculation of losses per share.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

If the company reports net income, basic earnings per share is based on the weighted average number of ordinary and series A preferred shares issued and outstanding and is calculated by dividing net income attributable to ordinary and series A preferred shareholders by the weighted average shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to ordinary and series A preferred shareholders by the weighted average number of ordinary and series A preferred shares used in the net earnings per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding.

The series A preferred shares are entitled to the same dividend rights as the ordinary shares and therefore as participating securities, are included in the basic and diluted earnings per share calculation. The holders of the series A preferred shares do not have a contractual obligation to share in the losses of the Company. The Company computes earnings per share using the two-step method for its series A preferred and ordinary shares.

The following table presents the potential shares of ordinary shares outstanding that were excluded from the computation of diluted net loss per share of ordinary shares as of the periods presented because including them would have been antidilutive:

	June 30, 2023 $	June 30, 2022 $
Convertible loans	4,434,905	2,666,057
Convertible loan from related party	1,112,825	—
Shares payable	142,132	142,132
Warrants	—	9,600,000
Share options	5,200,000	—
Preferred shares	28,039,517	28,039,517

Total	38,929,379	40,447,706

The Company uses the if converted method for calculating the dilutive effect of the convertible loans and shares payable and the treasury stock method for calculating the dilutive effect of the warrants and share options. The preferred shares are convertible at the rate of one preferred share into one common share in the event of an initial public offering.

	Employee Shares at Par Value	Employee Shares Requiring Additional Paid in Capital	($)
Exercise price	£0.0001	£0.016
As at January 1, 2022	58,315,800	10,700,000	215,448
Issued during the period ended June 30, 2022	—	—	—
Forfeited during the period June 30, 2022	—	—	—

As at June 30, 2023	58,315,800	10,700,000	215,448
Issued during the period ended June 30, 2023	—	—	—
Forfeited during the period June 30, 2023	—	—	—
As at June 30, 2022	58,315,800	10,700,000	215,448

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

These employee shares have significant restrictions including management’s and or the board’s rights to cancel the shares any time, restrictions on right to transfer, to vote and cumulative dividends. There are no vesting conditions including service conditions in relation to the shares issued. Considering the restrictions imposed on these shares, these shares are considered to be ungranted to the employees. The amount receivable for these employee shares and such employee shares issued have been adjusted from the share subscription receivable and number of ordinary shares, respectively in the Company’s carve-out consolidated statement of changes in shareholder’s deficit.

Management expect to amend the articles of incorporation of the Company to remove these restrictions prior to the completion of the Demerger. After removal of such restrictions it is expected that the employee shares will trigger a “grant date” as defined in ASC 718 and be fully vested. If such restrictions had been removed as at June 30, 2023, the Company estimates the total share-based payment expense to have been recognized immediately for the grant of 58,315,800 employee shares to be $15,162,108. This estimate uses a fair value per employee share of $ based on a recent funding of the Company at $0.26 per Ordinary share and an exercise price of £0.0001 for each employee share.

Accumulated deficit includes current and prior period losses. Accumulated other comprehensive losses primarily consists of foreign currency translation reserves. Additional paid in capital primarily consists of additional subscription consideration received over and above the par value of the shares as well as the fair value of share-based payments.

2.9	Fair value measurement and concentration of credit risk

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities.

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Observable inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Observable inputs other than Level 1 inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

Level 3—Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Fair value measurement at reporting date:

Description	Level 1	Level 2	Level 3
June 30, 2023 Fair value on recurring basis
(1) Share-based payment liability	—	—	$1,242,533
December 31, 2022
Fair value on recurring basis
(1) Share-based payment liability	—	—	$1,177,617

(1)	The fair value of the common shares payable was valued using a discounted cash flow method using a risk adjusted discount rate of 10.8%.

The carrying amount of the Company’s cash equivalents, accounts receivables, accounts payable and accrued expenses approximated their fair values due to their short maturities.

Credit risk

Other receivables and accounts receivable are potentially subject to credit risk concentration. The Company has not experienced any material losses related to these concentrations during the periods presented.

The Company however has a concentration risk related to its contract with the Radio Group GmbH (“Radio Group”). We currently generate a significant portion of our revenue from a single marketing agreement with the Radio Group from which we expect to generate most of our revenues in the near future. Approximately 99% and 98% of our revenue was derived from sales of radio advertisements through Radio Group for the six months ended June, 2023 and 2022, respectively, and we anticipate that a significant portion of our revenue will continue to be derived from sales through the marketing agreement in the foreseeable future. The terms and conditions of the marketing agreement with Radio Group permit Radio Group to terminate the Company’s ability to sell customers radio advertisements on a Radio Group radio station at any time (subject to notice and certain other provisions). Accordingly, the sudden loss of the Radio Group, the renegotiation of the marketing agreement, a substantial reduction in customer orders, failure to exercise customer options, inability to perform under contracts or significant deterioration in its condition could harm our business, results, operations and condition. If we fail to perform under the terms of the marketing agreement, the Radio Group could seek to terminate this agreement and/or pursue damages against us, including liquidated damages in certain instances, which could harm our business.

Foreign currency risk

All of the Company’s revenue is denominated in the Euro (“EUR”) since the sales of the Company is primarily in Germany and Spain. Based upon the Company’s level of operations for the periods ended June 30, 2023, a sensitivity analysis shows that a 10% appreciation or depreciation in the EUR against the dollar would have increased or decreased, respectively, the Company’s revenue for the periods ended June 30, 2023 and 2022 by approximately $ 460,433 and $ 568,169 respectively.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

3.	Prepayments and other current assets

	June 30, 2023 $	December 31, 2022 $
Prepaid expense	100,776	217,270
Receivable from government authorities	3,351	4,155
Loan receivable – Neighbor Inc	—	406,827
Loan receivable – Grupo Hanhei	292,316	181,816
Other receivable	33,491	9,771
Input tax credit receivable	144,497	219,421
VAT receivable	163,843	163,312

Total	738,274	1,202,572

•

Loan receivable – Neighbor Inc (“Swipeby”)—The loan allows up to $65,000 to be loaned to Swipeby on a monthly basis beginning in July 2022. The loan bears interest of 8% and matures at the earlier of 1) The Company acquiring Swipeby or 2) December 31, 2022. The loan agreement was amended on February 23, 2023 such that the maturity date was extended to the earlier of 1) The Company acquiring Swipeby or 2) June 30, 2023. Swipeby was not acquired by the Company by June 30, 2023, and as such the balance of $785,000 was considered non-recoverable and an impairment charge of $785,000 was recorded in “Other operating expenses”.

•

Loan receivable – Grupo Hanhei (“Moneymatic”). The loan initially provided $100,000 in August 2022, plus up to $25,000 per month terminating on October 31, 2022 while the Company completes integration of the Company’s technology into Moneymatic’s applications. The loan was amended on June 26, 2023 such that the lending of $25,000 per month would continue and the repayment date will be upon completion of the bespoke services by Rezolve.

4.	Intangible assets, net

	June 30, 2023 $	December 31, 2022 $
Software	989,400	989,400
Customer list	7,093,574	7,093,574
In development intangible asset	219,794	—
Other	31,312	31,312

	8,334,080	8,114,286
Cumulative Foreign Currency translation adjustment	(527,366)	(624,790)
Impairment – Customer list	(5,612,167)	—
Less – Accumulated amortization	(1,605,023)	(1,252,053)

Intangible assets, net	589,524	6,237,443

Amortization expense for the six months ended June 30, 2023 and June 30, 2022 was $ 352,970 and $319,462 respectively.

Due to a revised forecast for the Company’s German business, ANY, operating profits and cash flows are expected to be lower than initially anticipated when ANY was acquired in 2021. The Company determined that indicators of impairment existed for its Customer list intangible asset. The fair value of the Customer list

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

intangible asset was determined to be less than its carrying value. Accordingly, an impairment charge of $5,612,167 for the net book value of the customer list was recorded in “Other Operating costs and expenses”.

The significant assumptions used in the expected present value of future cash flows included the following:

•	Projected compound annual growth rates for the German radio advertising industry based on third party estimates;

•	Forecasted inflation rates; and

A weighted average cost of capital of 10.5% prepared by an external valuation expert.

5.	Goodwill

Changes in the carrying amount of our goodwill during the six months ended June 30, 2023 and the year ended December 31, 2023 are set forth below:

$
As at 1 January, 2022	8,986,408
Impairment loss – Taiwan	(44,438)
Impairment loss – Germany	(7,373,864)
Foreign Currency translation adjustment	(506,343)

As at December 31, 2022	1,061,763
Impairment loss – Germany	(1,080,110)
Foreign currency translation adjustment	18,347

As at June 30, 2023	—

If, amongst various factors, the Company’s equity values were to decline or, the adverse impacts of economic, competitive, regulatory or other factors were to cause our results of operations or cash flows to be worse than anticipated, we may conclude in future periods that impairment charges are required in order to reduce the carrying values of our goodwill. Any such impairment charges could be significant.

Goodwill is tested for impairment annually on December 31 or earlier, if indicators of impairment exist. Due to a revised forecast for the Company’s German business, ANY, operating profits and cash flows are expected to be lower than initially anticipated when ANY was acquired in 2021. In the year ended December 31, 2022, a goodwill impairment loss of $7.4 million was recognized by ANY. The fair value of that reporting unit was estimated using the expected present value of future cash flows.

The significant assumptions used in the expected present value of future cash flows included the following:

•	Projected compound annual growth rates for the German radio advertising industry based on third party estimates;

•	Forecasted inflation rates; and

A weighted average cost of capital of 10.5% prepared by an external valuation expert.

In the six months ended June 30, 2023, indicators of impairment existed with respect to ANY, including lower operating profits and cash flows than initially forecasted. A goodwill impairment loss of $1.1m was recognized by ANY. The fair value of that reporting unit was estimated using the expected present value of future cash flows, including assumptions such as forecast earnings, projected annual compound annual growth rates and forecasted inflation rates.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

6.	Debt and other liabilities

	June 30, 2023 $	December 31, 2022 $
Short-term debt
Short-term debt from Related parties (6.1)	5,661,193	697,067
Short-term debt (6.2)	762,505	—
Total short-term debt	6,423,698	697,067
Long-term debt
Convertible loans (6.3)	30,968,733	25,302,709

Total long-term debt	30,968,733	25,302,709

The details of the Company’s debt are follows:

6.1	Short-term debt from Related parties:

Unsecured interest free loan taken from related party (DBLP Sea Cow Ltd) of $697,067 is repayable on demand. During the six months ended June 30, 2023, the Company repaid $250,000 to DBLP Sea Cow Ltd.

In the six months ending June 30, 2023, the Company obtained two unsecured convertible loans from a related party (Igor Lychagov) totalling $4,200,000. The loans bear a borrowing fee of $1,377,572, respectively, which has been recorded on a straight-line basis in interest expense (approximating the effective interest method). The loans matured on July 31, 2023 or at the option of the investor, could have been converted into ordinary shares of the Company including the accrued borrowing fees at a conversion rate of 50% to the Company’s share price at listing after completing any reorganization. The loans were not repaid by the maturity date and until further terms and conditions are negotiated such as extended repayment terms or conversion into ordinary shares of the Company, the Company is in default of the two unsecured convertible loans and the loans remain repayable on demand. As of December 6, 2023, the Company continues its negotiations but has recently offered Mr. Lychagov the option to convert the outstanding debt in its entirety, including accumulated interest and fees into an $8.0m convertible note with a 3-year maturity.

6.2	In April 26 2023, the Company obtained a short-term, interest-free loan of GBP 600,000 from an investor and unrelated party. The loan was repaid by its maturity date of September 25, 2023.

6.3

On December 17, 2021, the Company and Armada Acquisition Corp I, a special purpose acquisition company (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties entered into a definitive agreement for a business combination that would result in Rezolve becoming a publicly listed company upon completion of the aforementioned transaction. The transaction included a $41 million fully committed private placement of ordinary shares of the combined company (the “PIPE”), $20 million of which has been advanced to Rezolve pursuant to a secured convertible loan note as further described below. The transaction is expected to close in early 2024.

In accordance with the executed subscription agreements, the investors that pre-funded the PIPE entered into an agreement to purchase secured convertible notes of the Company for a total of $20 million. These notes were due to mature on December 16, 2023, and are redeemable by the noteholder on the occurrence of:

•	On maturity, with interest accrued at 20% per annum, or

•

On redemption, at the principal amount if the Company becomes insolvent, enters into administration, winds up, incurs an event of default, liquidates, or dissolves (except for the purposes of reorganization or amalgamation), with interest accrued unless the loan is converted into ordinary shares.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

Immediately prior to an IPO or SPAC transaction, the principal amount and accrued interest is converted into ordinary shares at a 30% discount to the pre-close equity value of the Company.

The interest rate is 20% per annum, and is reduced in the following events to:

•	10% per annum if the IPO or SPAC transaction occurred prior to December 16, 2022, and

•	15% per annum if the IPO or SPAC transaction occurs between December 16, 2022 and June 16, 2023.

Upon the issuance of the notes, the amount pre-funded by each participating investor reduces their remaining respective commitment in the PIPE.

On November 21, 2022, the original as well as a new PIPE investor agreed to extend their commitment under the notes, by committing an additional $4 million which was drawn by December 31, 2022. In return for their commitment, the Company granted each investor 850,000 warrants (refer to note 9). These warrants have been accounted for as a discount to the convertible debt. The Company also agreed to provide as collateral all buildings, fittings, fixtures and intellectual property.

The secured convertible notes has been accounted for as a liability in accordance with ASC 470–20. The Company has adopted ASU 2020-06, and therefore no bifurcation of the beneficial conversion feature has been recorded in equity. Debt discount, comprised of the fair value of the warrants issued to lenders with issuance of the convertible debt aggregating approximately $2.1 million were initially recorded as a reduction to the principal amount of the debt and will be amortized to interest expense using the effective interest method.

The Company has not incurred any material debt issuance costs.

On May 23, 2023, the Company executed a further amendment to the secured convertible loan notes.

The amendments are as follows:

•	An additional $15,625,000 commitment has been added to the principal amount of the notes, split between a

•	Conversion of accrued interest of $3,000,000 into loan principal

•	$1,250,000 of loan principal previously advanced in February 2023

•	$125,000 of loan principal advanced by a director and related party in February 2023

•	An additional $2,750,000 of loan notes to be advanced, and

•	$8,500,000 in notes upon completion of the Demerger, for which no monetary consideration will be received by the Company

•

The maturity date was extended to three years from the date of an IPO or Business Combination, or December 31, 2024 if an IPO or Business Combination with a publicly listed company has not yet occurred by December 31, 2024.

•	The interest rate was reduced to 7.5% per annum from the date that the amendment was executed.

•	Conversion into ordinary shares of the Company is at the option of the investor from any date of an IPO or Business Combination with a publicly listed company.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

•

The conversion price has been amended to seventy per cent of the lesser of 1) the price per share implied in connection with an IPO or Business Combination with a publicly listed company and 2) the annual volume-weighted average share price of the Company on the last calendar day of each calendar year ending after the date of an IPO or Business Combination with a publicly listed company and prior to the maturity date.

Under the May 23, 2023 amendment terms of the secured convertible notes, Rezolve has given certain covenants to the noteholders which remain in force while the convertible notes are outstanding, including that

(i)

the Rezolve group shall not incur any indebtedness that would rank senior to the secured convertible notes without the prior consent of holders of more than two thirds of the aggregate principal amount of the secured convertible notes outstanding from time to time (the “Noteholder Majority”); and

(ii)

for so long as one or more of Apeiron Investment Group Ltd, Bradley Wickens and any of their affiliates (including any other person with the prior written consent of Rezolve, not to be unreasonably withheld, delayed or conditioned) holds at least $20,000,000 in aggregate of the principal amount of the Convertible Notes from time to time, the Rezolve group shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority.

The definition of “Extraordinary Transactions” covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve or, in the case of a natural person, is an employee or director of Rezolve and such loan or advance is made in the ordinary course of business under the terms of an employee share or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of Rezolve or any subsidiary arising in the ordinary course of business; (c) changing the principal business of Rezolve, entering new lines of business, or exiting the current line of business; (d) selling, assigning, licensing, charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of business; (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market capitalization of Rezolve for the 90 calendar days prior to such M&A (merger or acquisition) transaction (calculated based on the volume-weighted average share price of the Rezolve shares in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve; (g) amending the articles of association of Rezolve in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction; and (i) liquidating, dissolving or winding up the affairs of Rezolve.

Upon execution of the amendment the secured convertible notes are then referred to as “the senior secured convertible notes”.

It is the Company’s current intent to settle the principal amount and accrued interest of its outstanding convertible debt in the Company’s ordinary shares. Upon execution of the senior secured convertible note on May 23, 2023, and extension to the maturity date to at least December 31, 2024, the Company classified the Convertible debt as non-current as at December 31, 2022 under the guidance in ASC 470-10-45-14.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

The execution of the senior secured convertible note has been accounted for as troubled debt restructuring since May 23, 2023. No gain has been recognized.

The carrying value of the convertible debt does not include the $8,500,000 of notes issuable upon completion of the Demerger. These are contingent upon completion of the Demerger and will only be included in the carrying amount of the convertible debt upon completion of the Demerger.

The carrying amount of the convertible debt was as follows:

	June 30, 2023	December 31, 2022
Convertible debt
Principal amount of notes	$—	$24,000,000
Accrued interest	—	3,221,233
Discount on convertible debt	—	(1,918,524)
Convertible debt under troubled debt restructuring	30,968,733	—

	30,968,733	25,302,709

7.	Other current and long-term liabilities

	June 30, 2023 $	December 31, 2022 $
Other current liabilities
Ordinary shares payable (7.1)	1,786,335	—
Other long-term liabilities
Share-based payment liability (7.2)	1,242,533	1,177,616

7.1

On May 25, 2023, the Company offered to all existing investors and employees of the Company an advanced subscription agreement for ordinary shares of the Company at a discount from the pre-close equity value of the Company per share (“the Rights Issue”) in connection with its business combination with Armada Acquisition Corp I (refer to note 5.3). The Company expects prior to the close of the business combination to complete a reorganization under the Demerger, such that the existing shares transferred from Rezolve Limited to Rezolve AI Limited would result in a transfer of shares of approximately 6.3 ordinary shares of Rezolve Limited for one share of Rezolve AI Limited. In connection with the funding received through advanced subscription agreements as of June 30, 2023, the number of ordinary shares to be issued as part of the Rights Issue post re-organization is fixed at 1,180,735 and will not fluctuate with the Company’s pre-close equity value of the Company or that of Armada Acquisition Corp I. The Company may received additional funding under advanced subscription agreements which would increase the number of Ordinary shares to issue post-reorganization.

7.2

On October 7th, 2021, the Group acquired Jaymax International Service Inc. (“Jaymax”) (later renamed to “Rezolve Taiwan Limited”). As part of the acquisition of Jaymax, the Company agreed to issue $1,400,000 in Rezolve common stock to Jaymax’s former owner for completion of a 3-year noncompete period which began on the October 7th, 2021. The share-based payment is to be settled by a fixed dollar amount of shares and therefore represents a liability in accordance with ASC 480. The liability was been measured at fair value using a discounted cash-flow model using the Company’s cost of capital of 10.8%.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

8.	Other Non-operating (income)/ expenses, net

	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $
Foreign exchange loss	285,579	617,101
R&D credits	(496,448)	—
Other, net	(58,641)	(29,223)

Total	(269,510)	587,878

9.	Revenue from Contracts with Customers

Under ASC 606, the Company determines revenue recognition through the following steps:

•	Identifying the contract, or contracts, with the customer;

•	Identifying the performance obligations in the contract;

•	Determining the transaction price;

•	Allocating the transaction price to performance obligations in the contract; and

•	Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

Radio Advertisements (Germany)

The Company earns revenue in Germany through its subsidiary, ANY which was acquired on August 30th, 2021 (refer to Note 15 – Business Combination) from the Radio Group (“the Sellers”). ANY has a contract (“the marketing agreement”) with the Radio Group to be the exclusive provider of radio advertisements on the Radio Group’s stations. Under the marketing agreement, ANY advises, supports and manages the advertising slots on the Radio Group stations, as well as seeks advertising customers and sets the pricing.

In exchange for the consideration which Rezolve agreed to provide to the Radio Group for the acquisition of ANY, Rezolve (through ANY) obtained the Radio Group customer list and most importantly, has sole control of the radio advertising slots on the Radio Group stations since no other party may sell those slots. ANY’s customers include national advertisers, retailers and merchants.

ANY’s performance obligation to its customers is to broadcast the radio advertisements on a Radio Group radio station during a specific advertising slot. As there is another party (Radio Group) involved with the providing of the service to the customer, the Company concluded that it is the Principal in the arrangement since it controls, directs the use of and obtains substantially all of the benefits of the advertising slots, carries inventory risk and has the discretion to set the pricing. The Radio Group’s responsibility is to air the advertisements sold by ANY and remits payments received from ANY’s customers. In exchange for the advertising slots, the Radio Group recharges ANY its fixed third party broadcast and carriage costs with a mark-up.

Customers are billed as the advertisements are broadcasted. Revenue is recognized in accordance with ASC 606 “Revenue from Contracts with Customers” at the point in time when the promised services are performed.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

As per the disclosure requirement of ASC 606 “Revenue from Contracts with Customers”, an entity will have to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

	Six months ended June 30, 2023 $	Six months ended June 30, 2022 $
Radio Advertisements	4,557,568	5,650,303
Other	46,764	31,395

Total	4,604,332	5,681,698

All revenues reflect services transferred to customers at a point in time.

Significant customers are those which represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date. The Company does not have any customers which account for more than 10% of total revenue. However, as of June 30, 2023 and 2022 and December 31, 2022, the Company has a marketing agreement with the Radio Group in Germany through which it sells radio advertisements to its customers and which accounted for 10% or more of accounts receivable, and as well, accounted for 99% of revenue in each of the six months ending June 30, 2023 and 2022.

Barter Transactions

In the broadcasting industry, companies sometimes utilize trade or barter agreements that exchange advertising time.

In the six months ended June 30, 2023 and 2022, ANY recognized $0.6m and $1.6m of barter revenue.

Advertising barter revenue is derived from an exchange of radio advertising slots, to be broadcast on the Radio Group’s airwaves. Instead of receiving cash for broadcasting the radio advertising slot, ANY receives advertisements on a radio or television station, in a magazine or on a taxi. The revenue is recognized as the radio advertising slots are aired, in the same pattern as the Company’s normal cash spot revenue is recognized.

The Company values barter transactions at the fair value of the advertisements received which is equivalent to the fair value of the advertisements forgone in accordance with ASC 845 - Nonmonetary transactions.

10.	Renegotiation of consideration paid for ANY

On August 30, 2021, the Company acquired Any Lifestyle Marketing GmbH (“ANY”) from Radio Group Holding GmbH. ANY was incorporated on August 13, 2021. ANY was established to purchase the whole and exclusive rights to sell services of the companies owned by Radio Group Holding GmbH (“Radio Group”) such as events and airtime advertisements. ANY’s business from incorporation is Radio Group’s predecessor marketing business prior to being “carved-out” and inserted into the newly formed company, ANY. The establishment of ANY was done so to allow the acquisition by a foreign entity, to acquire the Radio Group’s marketing business as German regulation does not allow a foreign entity to acquire a media company. The acquisition of ANY by Rezolve was to (i) leverage the Radio Group’s customer list and to gain immediate access to potential customers and (ii) achieve synergistic benefits through the embedding of the Rezolve technology (beacons) in Radio Group advertisements in Germany.

The Company acquired ANY by agreeing to issue 14,427,185 ordinary shares valued at $1.03 per share (“the consideration shares”). The shares were issued on February 11, 2022.

This consideration was subject to adjustment on August 30, 2022 (“the Settlement Date”) as follows:

•

If Rezolve was then publicly listed with a valuation of $1 billion or more, Rezolve was to pay $10 million in cash to the sellers of ANY and 9,708,738 of the consideration shares were to be reclassified as deferred shares;

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

•

If Rezolve was then publicly listed with a valuation of less than $1 billion, Rezolve was to pay $14.86 million in cash to the Sellers of ANY and all consideration shares were to be reclassified as deferred shares;

•

If Rezolve was not then publicly listed and had a valuation of $1 billion or more, Rezolve was to pay $9 million in cash to the sellers of ANY and 8,737,864 of the consideration shares of the consideration shares were to be reclassified as deferred shares; or

•

If Rezolve was not then publicly listed and had a valuation of less than $1 billion, Rezolve was to pay $14.86 million in cash to the sellers of ANY and all of the consideration shares were to be reclassified as deferred shares.

If the Company failed to pay the cash in any of the above mentioned scenarios by the Settlement Date, the sellers of ANY could re-acquire the shares in ANY and their consideration shares would then be reclassified as deferred shares.

On June 10th, 2022, the Company and the sellers of ANY entered into a Standstill Agreement, whereby the Settlement Date was extended to December 31st, 2022.

In addition to the extension, the Company agreed to pay the sellers of ANY €70,000 monthly in each of the four months from September 2022 to December 2022, provided the Company was not yet listed on an internationally recognized stock exchange.

On December 28th, 2022 the legal ownership of ANY reverted back to the sellers of ANY, the consideration shares were reclassified as deferred shares, and further negotiations took place between the sellers of ANY and the Company. On May 24th, 2023, the sellers of ANY and the Company agreed that the Company could re-acquire the shares in ANY as soon as practicable after listing of Rezolve’s Ordinary Shares and on completion of the purchase the deferred shares held by the sellers of ANY are to be reclassified as Ordinary Shares. If the sellers of ANY so elect within 14 days of the listing of Rezolve’s Ordinary Shares, Rezolve is to pay the sellers of ANY $5 million within 60 days after such election and upon such payment 4,854,368 of the consideration shares (as adjusted as a result of the Pre-Closing Demerger) held by those sellers will be reclassified as deferred shares. If Rezolve fails to make such payment, the sellers of ANY may reverse the acquisition and would also be required to return the EUR 2 million of cash referred to below, if it has been paid. If the Company does not complete an initial public offering by November 30th, 2023, the sellers of ANY may terminate the acquisition of ANY.

The sellers of ANY may sell EUR two million (equivalent to $2,161,600) of their consideration shares within 60 days of the listing to existing shareholders of Rezolve. If the sellers of ANY do not find an interested buyer in the shares within 60 days, the sellers may elect within 14 days after that 60 day period that Rezolve pays the sellers EUR two million (equivalent to $2,161,600) within 10 business days and upon such payment 2,098,640 of the consideration shares (as adjusted as a result of the Pre-Closing Demerger) held by those sellers will be reclassified as deferred shares. If Rezolve fails to make such payment, the sellers of ANY may reverse the acquisition and would also be required to return the $5 million of cash if it has been paid.

ANY was determined to be a Variable Interest Entity with Rezolve to be the Primary Beneficiary in accordance with the provisions of ASC 810 from August 30th, 2021.

ANY was determined to be a VIE due to:

1)	Insufficient equity at risk due from having EUR 96,250 of share capital and cash at inception, which is insufficient for ANY to finance its activities without additional financial support.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

2)

The holders of the equity investment at risk, as a group, lacked the characteristics of a controlling financial interest due to Rezolve’s Chief Commercial Officer has a Power of Attorney (“PoA”) to implement the decisions of ANY without approval from the shareholders.

3)

The voting rights of the holder of the equity investment at risk (Radio Group) were disproportionate to their obligation to absorb losses or the right to receive returns, and substantially all of the activities were conducted on behalf of the holder of equity investment at risk with disproportionately few voting rights.

The PoA granted Rezolve executive management’s ability to implement decisions without approval from shareholders. When combined with Rezolve’s contractual right to receive the income from ANY, the holders of the equity (Radio Group) have a disproportionate amount of voting rights to that of their right to receive returns and obligations to absorb losses. The Radio Group doesn’t receive any returns since Rezolve contractually receives all of the revenues and income as per a contractual agreement from August 2021. Rezolve, but not Radio Group must fund ANY including any working capital shortfalls from operating losses.

The Company evaluated ASC 810-10-25-38 through 25-38J for guidance on determining the primary beneficiary of ANY. A reporting entity has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has (1) the power to direct activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

A reporting entity (Rezolve) must have power (decision-making authority), in addition to benefits, to be the primary beneficiary of a VIE. Rezolve determined that they have the power to direct the activities of ANY from considering the following:

1.

Considered the purpose and design of the entity - ANY was designed to manage the radio advertising slots in the Radio Group, formerly held by Radio Group companies. ANY holds the rights to the radio advertising revenue previously held in a number of German entities as part of the Radio Group. The party that participated significantly (ASC 810-25-25-e) in the design of ANY was Rezolve’s executive management.

2.

Identified the activities that most significantly impact economic performance of the legal entity (ASC 810-25-25-a) and identified the parties that make the decisions about the significant activities. These include the exclusive and wholly owned rights to sell radio advertising on the Radio Group’s radio stations. No decision making is made without Rezolve executive management (the decision making group) approval.

In determining whether Rezolve has the obligation to absorb losses of the ANY that could potentially be significant to ANY or the right to receive benefits from ANY that could potentially be significant to ANY, the Company considered the variable interests of ANY and the holders of those variable interests:

•

ANY holds the rights to the radio advertising revenue previously held in a number of German entities as part of the Radio Group. The creation of ANY allowed Rezolve to embed its software into radio adverts and create triggers in mobile phone user’s handsets who use the Rezolve application upon hearing an advertisement embedded by Rezolve.

•

Rezolve’s ability to create the ANY Lifestyle application for mobile users and generate merchant transaction revenue, both of which when combined with the customer list of ANY, offered the opportunity for Rezolve to participate directly in the profits created by ANY.

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

•

On August 30, 2021, the sellers (Radio Group) of ANY signed and executed an agreement which stated that Rezolve will be the beneficial owners of the revenues and income. This provides Rezolve with the right to receive the benefits from ANY that could potentially be significant to ANY.

•	The risks considered which cause variability in ANY include Operations risk (810-10-25-24-f) since the income of ANY is affected by fluctuations in operating costs.

•

ANY also had minimal financial capital contributed to it at incorporation, has no credit history, and therefore relies on subordinated financial support. Since ANY was created solely for Rezolve, the Registrant is obligated to fund ANY’s losses, support working capital deficits and provide loans when necessary.

The Company also considered whether any participating or protective rights (ASC 810-10-20) exist in ANY:

ANY, and its managing director do not have any participating rights. Since signing and execution of the Binding Sale and Purchase agreement, Rezolve has retained the power to direct the activities which mostly impact ANY’s economic performance. From the date of signing the Binding Sales and Purchase Agreement, these include the requirement to seek approval from Peter Vesco for:

•

Entering into or agreeing to terminate any contract which is material to the business of ANY, being a contract under which income of ANY is reasonably expected to be in excess of €50,000 per annum or costs payable by ANY in respect of €50,000 per annum

•	Departing from the scope or manager of conducting its day-to-day trading (business)

•	Setting the budget

•	Incurring costs or expenditures for any period after the date of August 23, 2021 other than those in accordance with the budget as agreed by the buyer

•	Compromising or settling any legal or arbitration proceedings

•	Dismissing any sales or marketing employee

These contractual rights continue to be participating rights since Rezolve has the ability to block Radio Group or participate in actions which direct the activities of ANY that most significantly impact ANY’s economic performance. Rezolve holds rights which the Radio Group must request consent to. While these may be viewed as protective, ANY, its managing director and the Radio Group don’t hold these rights.

Rezolve has an implicit obligation to fund all working capital shortfalls of ANY from inception since ANY did not have any credit history and had no means of raising external financing. These working capital funding shortfalls may results in losses which may be substantial to Rezolve as the primary beneficiary of ANY. The Company has periodically funded ANY to fulfill its working capital shortfalls. The maximum exposure the Company has to ANY are the net losses. Rezolve’s interest in ANY is adversely impacted by the loss in value of ANY’s customer list which may also be adversely impacted by Rezolve’s net assets and revenues.

During the period from the negotiations entered into with the Radio Group in December 2022 and indefinitely thereafter, the Company continues to:

•

Have the power to direct ANY in a manner which most significantly impacts its economic activity, by having Rezolve’s chief executive Officer and Chief commercial officer execute all decisions regarding strategy, budgets and marketing, and

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

•	The right to absorb any gains, and

•	The obligation to absorb any losses, via requirement to fund ANY for any cash or working capital shortfalls.

The following table includes information as of June 30, 2023 and December 31, 2022 of the Company’s VIE, ANY as included in its condensed interim carve-out consolidated financial statements, in each case, after intercompany eliminations.

As at	June 30, 2023	December 31, 2022
Cash	$1,275	$2,329
Accounts receivable	67,031	65,893
Prepayments and other current assets	158,516	162,886
Receivable from related party	—	607,726
Property and equipment, net	25,274	28,562
Intangible assets, net	18,570	5,786,997
Goodwill	—	1,061,763
Accounts payable	74,773	136,833
Accrued expenses and other payables	348,253	49,709
Due to related party	795,050	—
Deferred tax liability	—	1,526,621

Total net (liabilities) assets	(947,410)	6,002,993

For the six months ended	June 30, 2023	June 30, 2022
Revenue	$4,557,568	$5,650,303
Net Loss	(6,282,711)	(778,020)

For the six months ended	June 30, 2023	June 30, 2022
Net cash provided by (used in) operating activities	$1,054	$2,608
Net cash used in investing activities	—	—
Net cash provided by financing activities	—	—

11.	Related party disclosures

Key managerial personnel (KMP) and Members of their immediate families

Dan Wagner	Director and chief executive officer
Richard Burchill	Chief financial officer
Sauvik Banerjjee	Chief executive officer, products, technology and digital services
Salman Ahmad	Chief technical officer
Peter Vesco	Chief commercial officer
Sunder Madakshira	Chief executive officer, India
Arthur Yao (1)	Chief executive officer, Rezolve China
Anthony Sharp	Non-executive deputy chairman
Sir David Wright	Non-executive director
Steve Perry	Non-executive director
Derek Smith	Non-executive director
Susan Wagner	Member

(1)

Amounts paid to Arthur Yao were paid out of Rezolve Limited in the UK. The Company’s operations in China have since been approved for a planned liquidation through the Demerger (Refer to Note 2.1 – Basis of presentation).

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

Transactions with and outstanding balances with related parties were as follows:

Transactions during the year

	June 30, 2023	June 30, 2022
Share Capital Issued at nominal value
Igor Lychagov (number of Ordinary shares issued in 2023 – 163,265)	20	—

Loans Repaid
DBLP Sea Cow Ltd.	250,000	—

Loans taken
Igor Lychagov	4,000,000	—
Steve Perry (convertible debt – Note 5.3)	125,000	—

Reimbursement of expenses
Dan Wagner	79,180	20,031
Arthur Yao	—	24,296

Managerial remuneration
Key Management Personnel
Dan Wagner	147,702	157,478
Salman Ahmad	110,776	104,985
Richard Burchill	135,393	—
Sauvik Banerjjee	115,682	144,355
Sunder Madakshira	100,946	87,227

Share-based compensation
Richard Burchill	673,282	—
Sauvik Banerjjee	345,896	—
Sunder Madakshira	252,896	—

Consulting fees
DBLP Sea Cow	150,000	150,000
Peter Vesco	162,420	201,692
Arthur Yao	150,000	150,000

Director remuneration
Anthony Sharp	184,627	200,129
Sir David Wright	46,157	49,212
Steve Perry	46,157	49,212
Derek Smith	46,157	49,212

Business development expenses
Rezolve China (2)	570,917	5,088,731

Transactions with Radio Group
Materials, consumables and broadcast costs recorded in Cost of Sales	2,334,088	1,656,464
Sales and advertising costs	818,075	1,951,750
Salaries and wages in sales and marketing costs	963,393	1,031,497
Other general and administrative costs	638,130	659,215

	4,753,686	5,298,926

REZOLVE AI LIMITED

Notes to Condensed Interim Carve-out Consolidated Financial Statements

June 30, 2023 (unaudited)

	June 30, 2023	June 30, 2022

Balances with Radio Group
Due from Radio Group	—	607,726
Due to Radio Group	795,050	—

(1)	DBLP Sea Cow Ltd. (a company incorporated in the Seychelles) (“DBLP Sea Cow”) is wholly legally owned by Dan Wagner, Chief Executive Officer of Rezolve.
(2)	The Company has expensed all cash transferred to its subsidiary Rezolve China. Please refer to the basis of presentation discussed in note 2.1.

Outstanding balances as at reporting date

	June 30, 2023 $	December 31, 2022 $
Unsecured Loans payable
DBLP Sea Cow	447,067	697,067

Trade and other payables
DBLP Sea Cow	100,000	225,000
Dan Wagner	—	172,356
Richard Burchill	495	535
Arthur Yao	102,470	51,414
Sauvik Banerjjee	19,709	—
Sunder Madakshira	16,269	1,808
Anthony Sharp	—	129,460
Steve Perry	621	—

Share Subscription Receivables
Dan Wagner	111,845	111,845
DBLP Sea Cow	7,999	7,999

12.	Income taxes

Benefit from income taxes for the six months ended June 30, 2023 of $1,477,389 was due primarily to the reversal of a deferred tax liability upon fully impairing the customer list intangible asset in the six months ended June 30, 2023. The temporary difference associated with the customer list intangible asset would yield a deferred tax asset, however the Company has a full valuation allowance against it.

13.	Subsequent events

For the condensed interim carve-out financial statements as of June 30, 2023, we have evaluated the following subsequent events through December 6, 2023 which is the date such financial statements are available to be issued:

Advance subscription agreement

On September 20, 2023, an existing investor of the Company entered into an advanced subscription agreement to provide $5.0 million in exchange for 8,000,000 shares post- reorganization (refer to note 7.1) completed as part of the Demerger.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

ARMADA ACQUISITION CORP. I

CONDENSED BALANCE SHEETS

	June 30, 2023	September 30, 2022
	(Unaudited)	(Audited)
Assets
Cash	$40,464	$177,578
Prepaid expenses	36,236	61,942

Total current assets	76,700	239,520
Investment held in Trust Account	37,158,121	150,844,925

Total Assets	$37,234,821	$151,084,445

Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,117,328	$3,137,535
Franchise tax payable	122,000	150,000
Income tax payable	263,494	145,621
Excise tax payable	1,170,799	—
Promissory Notes-Related Party	2,201,754	251,754

Total current liabilities	7,875,375	3,684,910

Commitments and Contingencies (Note 4)
Common stock subject to possible redemption, 3,508,852 and 15,000,000 shares at redemption value of $10.53 and $10.04 per share at June 30, 2023 and September 30, 2022, respectively	36,946,531	150,548,862
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized, 5,709,500 shares issued and outstanding (excluding 3,508,852 and 15,000,000 shares subject to possible redemption) at June 30, 2023 and September 30, 2022, respectively	570	570
Additional paid-in capital	134,363	941,796
Accumulated deficit	(7,722,018)	(4,091,693)

Total Stockholders’ Deficit	(7,587,085)	(3,149,327)

Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$37,234,821	$151,084,445

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended June 30,		For the Nine Months Ended June 30,
	2023	2022	2023	2022
Formation and operating costs	$775,911	$1,522,131	$1,960,998	$3,889,792
Stock-based compensation	134,363	27,963	190,289	83,889

Loss from operations	(910,274)	(1,550,094)	(2,151,287)	(3,973,681)
Other income
Trust interest income	433,066	213,015	2,697,147	228,102

Total other income	433,066	213,015	2,697,147	228,102
(Loss) Income before provision for income taxes	(477,208)	(1,337,079)	545,860	(3,745,579)
Provision for income taxes	(82,376)	—	(525,560)	—

Net (loss) income	$(559,584)	$(1,337,079)	$20,300	$(3,745,579)

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	3,508,852	20,709,500	8,770,367	20,709,500

Basic and diluted net (loss) income per share	$(0.06)	$(0.06)	$0.00	$(0.18)

Basic and diluted weighted average shares outstanding, non-redeemable common stock	5,709,500	20,709,500	5,709,500	20,709,500

Basic and diluted net (loss) income per share	$(0.06)	$(0.06)	$0.00	$(0.18)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2023

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of September 30, 2022	5,709,500	$570	$941,796	$(4,091,693)	$(3,149,327)
Stock-based compensation	—	—	27,963	—	27,963
Remeasurement of common stock subject to possible redemption	—	—	—	(2,479,343)	(2,479,343)
Net income	—	—	—	607,027	607,027

Balance as of December 31, 2022	5,709,500	$570	$969,759	$(5,964,009)	$(4,993,680)
Stock-based compensation	—	—	27,963	—	27,963
Capital contribution made by Sponsor related to the stockholder non-redemption agreements			1,102,909
Cost of raising capital related to the stockholder non-redemption agreements			(1,102,909)
Remeasurement of common stock subject to possible redemption	—	—	—	(669,074)	(669,074)
Excise tax payable on redemption	—	—	(997,722)	(173,077)	(1,170,799)
Net loss	—	—	—	(27,143)	(27,143)

Balance as of March 31, 2023	5,709,500	$570	$—	$(6,833,303)	$(6,832,733)

Stock-based compensation	—	—	134,363	—	134,363
Remeasurement of common stock subject to possible redemption	—	—	—	(329,131)	(329,131)
Net loss	—	—	—	(559,584)	(559,584)

Balance as of June 30, 2023	5,709,500	$570	$134,363	$(7,722,018)	$(7,587,085)

FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2022

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance as of September 30, 2021	6,834,500	$683	$1,378,693	$(468,899)	$910,477
Forfeiture of founder shares	(1,125,000)	(113)	113	—	—
Stock-based compensation	—	—	27,963	—	27,963
Net loss	—	—	—	(2,036,114)	(2,036,114)

Balance as of December, 2021	5,709,500	$570	$1,406,769	$(2,505,013)	$(1,097,674)
Stock-based compensation	—	—	27,963	—	27,963
Net loss	—	—	—	(372,386)	(372,386)

Balance as of March 31, 2022	5,709,500	$570	$1,434,732	$(2,877,399)	$(1,442,097)
Stock-based compensation	—	—	27,963	—	27,963
Net loss	—	—	—	(1,337,079)	(1,337,079)

Balance as of June 30, 2022	5,709,500	$570	$1,462,695	$(4,214,478)	$(2,751,213)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended June 30,
	2023	2022
Cash Flows from Operating Activities:
Net income (loss)	$20,300	$(3,745,579)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(2,697,147)	(228,102)
Stock-based compensation	190,289	83,889
Changes in current assets and liabilities:
Prepaid expenses	25,706	297,909
Accounts payable and accrued expenses	979,793	2,696,793
Income tax payable	117,873	—
Franchise tax payable	(28,000)	74,329

Net cash used in operating activities	(1,391,186)	(820,761)

Cash Flows from Investing Activities:
Withdrawals from trust for redemptions	117,079,879	—
Withdrawals from trust to pay for taxes	804,072	120,000
Principal deposited in Trust Account	(1,500,000)	—

Net cash provided by investing activities	116,383,951	120,000

Cash Flows from Financing Activities:
Proceeds from issuance of promissory note to related party	1,950,000	483,034
Redemptions of shares	(117,079,879)	—

Net cash provided by (used in) financing activities	(115,129,879)	483,034

Net change in cash	(137,114)	(217,727)
Cash, beginning of the period	177,578	657,590

Cash, end of the period	$40,464	$439,863

Supplemental disclosure of non-cash financing activities:

Remeasurement of common stock subject to possible redemption	$3,477,548	$—

Excise tax payable on redemptions	$1,170,799	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2023

Note 1 — Organization, Business Operations and Going Concern

Armada Acquisition Corp. I (the “Company”) is a blank check company incorporated as a Delaware corporation on November 5, 2020. The Company was incorporated for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). As more fully described in this Note 1, on December 17, 2021, the Company entered into a business combination agreement with a target business which was amended and restated on June 16, 2023. The Company concentrated its efforts in identifying businesses in the financial services industry with particular emphasis on businesses that are providing or changing technology for traditional financial services.

As of June 30, 2023, the Company had not commenced any operations. All activity for the period from November 5, 2020 (inception) through June 30, 2023, relates to the Company’s formation and the initial public offering (the “IPO”) described below, and since the closing of the IPO, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is Armada Sponsor LLC (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on August 12, 2021 (the “Effective Date”). On August 17, 2021, the Company commenced the IPO of 15,000,000 units at $10.00 per unit (the “Units”).

Simultaneously with the consummation of the IPO, the Company consummated the private placement of 459,500 shares of common stock (“Private Shares”), at a price of $10.00 per share for an aggregate purchase price of $4,595,000.

Transaction costs amounted to $3,537,515 consisting of $1,500,000 of underwriting commissions, and $2,037,515 of other offering costs.

Following the closing of the IPO on August 17, 2021, after releasing funds to the Company to be held outside of the Trust, $150,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the IPO was held in a Trust Account (“Trust Account”) and has been invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay tax obligations, the proceeds from the IPO and the sale of the Private Shares will not be released from the Trust Account until the earlier of the completion of a Business Combination or the Company’s redemption of 100% of the outstanding public shares if it has not completed a Business Combination in the required time period The proceeds held in the Trust Account may be used as consideration to pay the sellers of a target business with which the Company completes a Business Combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business. The Trust Account has released $986,141 and $182,069 as of June 30, 2023 and September 30, 2022, respectively, to the Company to pay its income and franchise tax obligations.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (as defined below) (excluding deferred underwriting commissions and taxes payable) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

In connection with any proposed Business Combination, the Company will either (1) seek stockholders approval of the initial Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed Business Combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), or (2) provide its stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), in each case subject to the limitations described herein. The decision as to whether the Company will seek stockholders approval of a proposed Business Combination or will allow stockholders to sell their shares to the Company in a tender offer will be made by the Company, solely in its discretion.

The shares of common stock subject to redemption are recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480,“Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

Following the exercise of the automatic extension of the deadline for the Company to complete an initial business combination under our second amended and restated certificate of incorporation, the Company had until February 17, 2023 (or 18 months following our initial public offering) to consummate a business combination (unless we further extend the period of time to consummate a business combination) (the “Combination Period”). As further described in Note 1, on February 2, 2023, the stockholders approved an amendment to our certificate of incorporation to extend the date by which we must consummate a business combination (the “Combination Period”) until August 17, 2023, and on August 2, 2023, the stockholders approved a further amendment to our certificate of incorporation to extend the Combination Period until no later than February 17, 2024. On August 8, 2023, the Company borrowed $70,900 under the Extension Note (as defined below) and deposited the funds into the Trust Account thereby extending the Combination Period until September 17, 2023. However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at aper-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company but net of taxes payable (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers and directors have agreed (i) to vote any shares owned by them in favor of any proposed Business Combination, (ii) not to redeem any shares in connection with a stockholder vote to approve a proposed initial Business Combination or sell any shares to the Company in a tender offer in connection with a proposed initial Business Combination, (iii) that the founders’ shares will not participate in any liquidating distributions from the Company’s Trust Account upon winding up if a Business Combination is not consummated.

The Sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. The agreement to be entered into by the Sponsor will specifically provide for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of the Company. Therefore, the Company believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so.

On December 17, 2021, the Company entered into a business combination agreement with Rezolve Limited, a private limited company incorporated under the laws of England and Wales (“Rezolve”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”).

On November 10, 2022, the Company and Rezolve entered into a First Amendment to the Business Combination Agreement (the “Amendment,” and together with the Original Business Combination Agreement, the “Business Combination Agreement” and the business combination contemplated thereby, the “Business Combination”), to among other things, extend the date on which either party to the Business Combination Agreement had the right to terminate the Business Combination Agreement if the Business Combination had not been completed by such date to the later of (i) January 31, 2023 or (ii) fifteen days prior to the last date on which the Company may consummate a Business Combination, and change the structure of the Business Combination such that Cayman NewCo is no longer a party to the Business Combination Agreement or the Business Combination.

On February 2, 2023, the Company held an annual meeting of its stockholders (the “Annual Meeting”). At the Annual Meeting, the Company’s stockholders approved an amendment to the Company’s Second Amended and Restated Certificate of Incorporation (“Charter”) to extend the date by which the Company must consummate a business combination or, if it fails to do so, cease its operations and redeem or repurchase 100% of the shares of the Company’s Common Stock issued in the Company’s initial public offering, from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023 (the “Extension”). The Company filed an amendment to the Company’s Charter with the Secretary of State of the State of Delaware reflecting the Extension. In connection with the Extension, the holders of 11,491,148 shares of Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders.

On February 23, 2023, Armada, Rezolve and YA II PN, Ltd., a Cayman Islands exempted limited partnership (“YA”) entered into Standby Equity Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, upon the closing of the Business Combination, Rezolve shall have the right to issue and sell to YA up to $250 million of the ordinary shares of Rezolve during the 36 month period following the closing of the Business Combination. Rezolve will not be obligated to draw any amount under the Agreement, will control both the timing and amount of all drawdowns, and will issue stock to YA on each drawn down from the facility. Subject to closing of the Business Combination, Rezolve must file and maintain a registration statement, or multiple registration statements, for resale by YA of the shares. If the Business Combination Agreement is terminated, other than in connection with the consummation of the Business Combination, then the Purchase

Agreement shall be terminated and of no further effect, without any liability of any party thereunder. Other than making appropriate disclosure of the Purchase Agreement under the Federal securities laws, the Company has no obligations under the Purchase Agreement.

On June 16, 2023, the Company, Rezolve, Rezolve AI Limited, a private limited liability company incorporated under the laws of England and Wales (“Rezolve AI”) and Rezolve Merger Sub amended and restated the Business Combination Agreement (the “Amended and Restated Business Combination Agreement”) by way of a Deed of Release, Amendment and Restatement to, among other things, amend (a) the enterprise value of Rezolve by which the aggregate stock consideration is calculated to $1.60 billion, and (b) provide for (i) a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve pursuant to UK legislation under which (x) part of Rezolve’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets) are to be transferred to Rezolve AI in exchange for the issue by Rezolve AI of shares of the same classes as in Rezolve for distribution among the original shareholders of Rezolve in proportion to their holdings of shares of each class in Rezolve as at immediately prior to the Pre-Closing Demerger, (y) Rezolve AI will be assigned, assume and/or reissue the secured convertible notes currently issued by Rezolve pursuant to the Loan Agreements (as defined in the Amended and Restated Business Combination Agreement) and (z) Rezolve will then be wound up, and (ii) the merger of the Company with and into Rezolve Merger Sub, with the Company continuing as the surviving entity (the “Merger”) such that after completion of the Pre-Closing Demerger and Merger, the Company will become a wholly owned subsidiary of Rezolve AI.

Concurrently with the execution and delivery of the Amended and Restated Business Combination Agreement, Armada and the Key Company Shareholders (as defined in the Amended and Restated Business Combination Agreement) have entered into the Transaction Support Agreement, pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Company Reorganization (b) vote in favor of the Amended and Restated Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated thereby, (c) enter into the Investor Rights Agreement (as defined in the Amended and Restated Business Combination Agreement) at Closing and (d) the termination of certain agreements effective as of Closing.

On August 2, 2023, the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which Armada has to consummate a Business Combination from August 17, 2023 (the “Original Termination Date”) to September 17, 2023 (the “Charter Extension Date”) and to allow Armada, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of Armada’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 17, 2024, or a total of up to six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). The stockholders of Armada approved the Second Extension Amendment Proposal at the special meeting and on August 3, 2023, Armada filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 1,145,503 public shares of Common Stock of Armada exercised their right to redeem their shares for cash at a redemption price of approximately $10.56 per share, for an aggregate redemption amount of approximately $12,095,215.

In connection with the approval of the Second Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $425,402 (the “Extension Note”) to the Sponsor. The Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that Armada does not consummate a Business Combination, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $70,900 to be deposited into the Trust Account within five business days following approval of the Charter Amendment by the Company’s stockholders, and up to $354,502 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions. On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023.

Liquidity and Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

As of June 30, 2023, the Company had approximately $40,000 in its operating account and working capital deficiency of approximately $7.6 million (excluding income tax payable and franchise tax payable).

Prior to the completion of the IPO, the Company’s liquidity needs have been satisfied through the $36,045 proceeds received from the sale of its Founder Shares to the Sponsor, the advances of $230,352 from the Sponsor to cover the Company’s offering costs in connection with the IPO, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The balance of the advances from Sponsor was fully repaid on August 17, 2021.

On May 9, 2022, the Sponsor loaned the Company the aggregate amount of $483,034 in order to assist the Company to fund its working capital needs. On November 10, 2022 the Sponsor loaned the Company $1,500,000 in order to cover the additional contribution to the trust account in connection with the automatic extension and $450,000 to fund its working capital needs (see Note 3). These loans are evidenced by four promissory notes in the aggregate principal amount of $2,433,034 from the Company, as maker, to the Sponsor, as payee. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. During July 2022, the Company fully repaid one of the promissory notes in the amount of $187,034 which represented monies loaned to the Company for the payment of Delaware franchise taxes. The Company utilized the interest earned on the Trust Account to repay the promissory note. The Company also paid $44,246 on behalf of the Sponsor for tax services in August and September 2022. The aggregate balance outstanding under all promissory notes was $2,201,754 and $251,754 as of June 30, 2023 and September 30, 2022, respectively.

In order to finance transaction costs in connection with a Business Combination, the Company’s Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, provide the Company with Working Capital Loans, as defined below (see Note 3). As of June 30, 2023, there were no amounts outstanding under any Working Capital Loans. The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans.

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update(“ASU”) 2014-15,“Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through February 17, 2024, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These unaudited condensed financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry, the geopolitical conditions resulting from the recent invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus and related individuals and entities and the status of debt and equity markets, as well as protectionist legislation in our target markets and has concluded that while it is reasonably possible that it could have a negative effect on the Company’s financial position, results of its operations and/or that of Rezolve’s or any other target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs on or after January 1, 2023, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of the Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination. The Company has agreed that any such excise taxes shall not be paid from the interest earned on the funds held in the Trust Account.

As discussed above, during February 2023, holders of 11,491,148 shares of Common Stock elected to redeem their shares in connection with the Extension. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders. Management has evaluated the requirements of the IR Act and the Company’s operations, and has determined that a liability of $1,170,799 is required to be recorded as of June 30, 2023. This liability will be reevaluated and remeasured at the end of such subsequent period until it is settled.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows for the period presented in the unaudited condensed financial statements. Operating results for the three and nine months ended June 30, 2023, are not necessarily indicative of the results that may be expected through September 30, 2023.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form10-K, as filed with SEC on December 22, 2022.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $40,464 and $177,578 in cash as of June 30, 2023 and September 30, 2022, respectively.

Investment Held in Trust Account

As of June 30, 2023 the assets held in the Trust Account were held in a money market fund. The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, investments in money market funds that invest in U.S. government securities, cash, or a combination thereof. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in trust interest income on Investments Held in Trust Account in the accompanying condensed statement of operations.

As September 30, 2022, the assets held in the Trust Account were held in U.S. Treasury Bills with a maturity of 185 days or less and in money market funds which invest in U.S. Treasury securities.

The Company classifies its U.S. Treasury bills as held-to-maturity in accordance with FASB ASC Topic 320 “Investments—Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the unaudited condensed statements of operations. Interest income is recognized when earned.

There were no held to maturity securities on June 30, 2023. The carrying value, excluding gross unrealized holding loss, and fair value of held to maturity securities on September 30, 2022 is as follows:

	Carrying Value as of September 30, 2022	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of September 30, 2022
Cash	$320	$—	$—	$320
U.S. Treasury Bills	150,844,605	19,242	—	150,863,847

	$150,844,925	$19,242	$—	$150,864,167

Held to maturity investments (U.S. Treasury Bills) recorded as of September 30, 2022 matured on October 22, 2022 and the total amount of $151,046,320, including amortized interest, was reinvested in money market funds.

The estimated fair values of investments held in the Trust Account are determined using available market information and are characterized as Level 1 investments within the fair value hierarchy under ASC 820 (as described below).

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The fair value of certain of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement” approximates the carrying amounts represented in the condensed balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit of $250,000. At June 30, 2023 and September 30, 2022, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Offering Costs Associated with IPO

The Company complies with the requirements ofASC340-10-S99-1and SEC Staff Accounting Bulletin Topic 5A—“Expenses of Offering”. Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are related to the IPO. The Company incurred offering costs amounting to $3,537,515 as a result of the IPO consisting of a $1,500,000 underwriting commissions, and $2,037,515 of other offering costs.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480,“Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. The Company’s shares of common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, 15,000,000 shares of common stock as of September 30, 2022, and 3,508,852 shares of common stock as of June 30, 2023 subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s condensed balance sheets.

The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement adjustment from initial carrying amount to redemption book value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital.

At June 30, 2023 and September 30, 2022, the common stock reflected in the balance sheets are reconciled in the following table:

Gross Proceeds	$150,000,000
Proceeds allocated to Public Warrants	(11,700,000)
Issuance costs related to common stock	(3,261,589)
Remeasurement of carrying value to redemption value	14,961,589
Subsequent remeasurement of carrying value to redemption value – Trust interest income (excluding the amount that can be withdrawn from Trust Account for taxes)	548,862

Common stock subject to possible redemption – September 30, 2022	150,548,862
Redemptions	(117,079,879)
Remeasurement of carrying value to redemption value	3,477,548

Common stock subject to possible redemption – June 30, 2023	$36,946,531

Net Income (Loss) Per Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net income (loss) per common stock is computed by dividing net income (loss) by the weighted average number of common stock outstanding for the period. Remeasurement adjustments associated with the redeemable shares of common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the IPO because the warrants are contingently exercisable, and the contingencies have not yet been met. The warrants are exercisable to purchase 7,500,000 shares of common stock in the aggregate. As of June 30, 2023 and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net income (loss) per common stock is the same as basic net income (loss) per common stock for the periods presented.

Accretion of the carrying value of common stock subject to redemption value is excluded from net income (loss) per common stock because the redemption value approximates fair value.

	For the Three Months Ended June 30,
	2023		2022
	Common stock subject to redemption	Common stock	Common stock subject to redemption	Common stock
Basic and diluted net loss per share
Numerator:
Allocation of net loss	$(212,999)	$(346,585)	$(968,453)	$(368,626)

Denominator
Weighted-average shares outstanding	3,508,852	5,709,500	15,000,000	5,709,500

Basic and diluted net loss per share	$(0.06)	$(0.06)	$(0.06)	$(0.06)

	For the Nine Months Ended June 30,
	2023		2022
	Common stock subject to redemption	Common stock	Common stock subject to redemption	Common stock
Basic and diluted net income (loss) per share
Numerator:
Allocation of net income (loss)	$12,296	$8,004	$(2,712,943)	$(1,032,636)

Denominator
Weighted-average shares outstanding	8,770,367	5,709,500	15,000,000	5,709,500

Basic and diluted net income (loss) per share	$0.00	$0.00	$(0.18)	$(0.18)

Stock-Based Compensation

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation,” (“ASC 718”) which requires that all equity awards be accounted for at their “fair value.” The Company measures and recognizes compensation expense for all share-based payments on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the condensed statements of operations upon vesting, once the applicable performance conditions are met, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

On June 16, 2021, the Sponsor transferred 50,000 shares to each of its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. The aforementioned transfer is in the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The aggregate fair value of these shares was $509,552 at issuance. A total of 100,000 shares vested upon consummation of the Initial Public Offering. The remaining 105,000 shares vest in equal quarterly installments until the second anniversary of the consummation of the Company’s Initial Public Offering, or August 17, 2023. The Company recognized $27,963 and $83,889 of stock-based compensation for the three and nine months ended June 30, 2023, and 2022, respectively.

At June 30, 2023, there are 11,250 shares that remain unvested. Total unrecognized compensation expense related to the unvested shares at June 30, 2023 amounted to $27,965 and is expected to be recognized through August 17, 2023.

On June 26, 2023, the Sponsor allocated 270,000 shares to its three independent directors (90,000 each) and 100,000 shares to an executive officer. The aforementioned transfer is in the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the transfer date. The aggregate fair value of these shares was $207,200 at the date of the transfer. A total of 190,000 shares vested upon the transfer date. The remaining 180,000 shares will vest as follows: 90,000 upon the 6 month anniversary of the transfer date; and 90,000 upon the one year anniversary of the transfer date; provided that all unvested shares would become vested upon consummation of initial business combination. The Company recognized $106,400 of stock-based compensation related to this grant for the three and nine months ended June 30, 2023.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2023 and September 30, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

As of June 30, 2023, and September 30, 2022, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was 96.28% and 0.00% for the nine months ended June 30, 2023 and 2022. Our effective tax rate was 17.26% and 0.00% for the three months ended June 30, 2023 and 2022. The effective tax rate differs from the statutory tax rate of 21% for nine months ended June 30, 2023, and 2022, due to the valuation allowance on the deferred tax assets and permanent differences related to the business acquisition and stock-based compensation expenses.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

Note 3 — Related Party Transactions

Promissory Notes-Related Party

On May 9, 2022, the Sponsor loaned the Company the aggregate amount of $483,034 in order to assist the Company to fund its working capital needs. The loan is evidenced by two promissory notes in the aggregate principal amount of $483,034 from the Company, as maker, to the Sponsor, as payee. On November 10, 2022 the Sponsor loaned the Company $1,500,000 in order to cover the additional contribution to the trust account in connection with the automatic extension and $450,000 to fund its working capital needs. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

During July 2022, the Company fully repaid one of the promissory notes in the amount of $187,034 which represented monies loaned to the Company for the payment of Delaware franchise taxes. The Company utilized the interest earned on the Trust Account to repay the promissory note. The Company also paid $44,246 on behalf of the Sponsor for tax services in August and September 2022. The aggregate balance outstanding under all promissory notes was $2,201,754 and $251,754 as of June 30, 2023 and September 30, 2022, respectively.

Working Capital Loans

In order to meet the Company’s working capital needs following the consummation of the IPO, the Sponsor, officers, directors or their affiliates may, but are not obligated to, loan the Company funds (“Working Capital Loans”), from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be non-interest bearing and be evidenced by a promissory note. The notes would either be paid upon consummation of the initial Business Combination, without interest, or, at holder’s discretion, up to $1,500,000 of the notes may be converted into shares at a price of $10.00 per share. The shares would be identical to the Private Shares. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. As of June 30, 2023 and September 30, 2022, no such Working Capital Loans were outstanding.

Administrative Service Fee

Commencing on the date of the IPO, the Company will pay the Sponsor $10,000 per month for office space, utilities and secretarial support. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For each of the three and nine months ended June 30, 2023 and 2022, the Company incurred and paid $30,000 and $90,000, respectively, in administrative service fees.

Note 4 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares issued and outstanding on the date of the IPO, as well as the holders of the representative shares, Private Shares and any shares the Company’s Sponsor, officers, directors or their affiliates may issue in payment of Working Capital Loans made to the Company, will be entitled to registration rights pursuant to an agreement signed on the effective date of the IPO. The holders of a majority of these securities (other than the holders of the representative shares) are entitled to make up to two demands that the Company registers such securities.

The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Shares and shares issued to the Company’s Sponsor, officers, directors or their affiliates in payment of Working Capital Loans made to the Company can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $1,500,000 (and are entitled to an additional $225,000 of deferred underwriting commission payable at the time of an initial Business Combination if the underwriters’ over-allotment is exercised in full). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in the $225,000 deferred underwriting commission to be not payable to the underwriter.

Financial Advisory Fee

The Company engaged Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), an affiliate of a member of the Sponsor, to provide consulting and advisory services in connection with the IPO, for which it received an advisory fee equal to one (1.0) percent of the aggregate proceeds of the IPO, or $1,500,000, upon closing of the IPO. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. On August 18, 2021, the Company paid to CCM in aggregate of $1,500,000. CCM is engaged to represent the Company’s interests only. The Company engaged CCM as a capital markets advisor in connection with the initial Business Combination for which it will earn an advisory fee of $3,000,000, payable at closing of the Business Combination. The Company also engaged CCM as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $8,750,000, payable at closing of the Business Combination.

Business Combination Marketing Agreement

The Company engaged Northland Securities, Inc., the representative of the underwriters, as an advisor in connection with Business Combination to assist in holding meetings with the Company’s stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial Business Combination and assist the Company with press releases and public filings in connection with the Business Combination. The Company will pay the representative a cash fee for such services upon the consummation of the initial Business Combination in an amount equal to 2.25% of the gross proceeds of the IPO, or $3,375,000. The Company will also pay the representative a separate capital market advisory fee of $2,500,000 upon completion of the initial Business Combination. Additionally, the Company will pay the representative a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if the representative introduces the Company to the target business with which the Company completes a Business Combination. On February 8, 2021, Northland purchased 87,500 shares of common stock at an average purchase price of approximately $0.0001 per share. On May 29, 2021, Northland returned these 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

We also will pay to the representative at the time of the closing of the initial Business Combination, $1,030,000 due under two separate engagement letters in connection with fairness opinions delivered to our Board of Directors. An aggregate of $120,000 has already been paid under these engagement letters and expensed in the Company’s statement of operations.

On November 10, 2022, the Company and Rezolve entered into a First Amendment to the Business Combination Agreement (the “Amendment,” and together with the Original Business Combination Agreement, the “Business Combination Agreement” and the business combination contemplated thereby, the “Business Combination”), to among other things, extend the date on which either party to the Business Combination Agreement had the right to terminate the Business Combination Agreement if the Business Combination had not been completed by such date to the later of (i) January 31, 2023 or (ii) fifteen days prior to the last date on which the Company may consummate a Business Combination, and change the structure of the Business Combination such that Cayman NewCo is no longer a party to the Business Combination Agreement or the Business Combination.

On June 16, 2023, the Company, Rezolve, Rezolve AI Limited, a private limited liability company incorporated under the laws of England and Wales (“Rezolve AI”) and Rezolve Merger Sub amended and restated the Business Combination Agreement (the “Amended and Restated Business Combination Agreement”) by way of a Deed of Release, Amendment and Restatement to, among other things, amend (a) the enterprise value of Rezolve by which the aggregate stock consideration is calculated to $1.60 billion, and (b) provide for (i) a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve pursuant to UK legislation under which (x) part of Rezolve’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets) are to be transferred to Rezolve AI in exchange for the issue by Rezolve AI of shares of the same classes as in Rezolve for distribution among the original shareholders of Rezolve in proportion to their holdings of shares of each class in Rezolve as at immediately prior to the Pre-Closing Demerger, (y) Rezolve AI will be assigned, assume and/or reissue the secured convertible notes currently issued by Rezolve pursuant to the Loan Agreements (as defined in the Amended and Restated Business Combination Agreement) and (z) Rezolve will then be wound up, and (ii) the merger of the Company with and into Rezolve Merger Sub, with the Company continuing as the surviving entity (the “Merger”) such that after completion of the Pre-Closing Demerger and Merger, the Company will become a wholly owned subsidiary of Rezolve AI.

Non-Redemption Agreements

On January 20, 2023, the Company and its Sponsor, entered into one or more agreements (the “Non-Redemption Agreements” ) with one or more third parties in exchange for them agreeing not to redeem shares of the Company’s common stock sold in its Initial Public Offering (the “public shares”) at the 2023 annual meeting of stockholders called by the Company (the “Meeting”) at which a proposal to approve an extension of time for the Company to consummate an initial business combination (the “Extension Proposal”) from February 17, 2023 to August 17, 2023 (the “Extension”) has also been submitted to the stockholders. The Non-Redemption Agreements provide for the allocation of up to 75,000 shares of common stock of the Company (“Founder Shares”) held by the Sponsor in exchange for such investor and/or investors agreeing to hold and not redeem certain public shares at the Meeting. Certain of the parties to the Non-Redemption Agreements are also members of the Sponsor. The Company estimated the aggregate fair value of the 713,057 founders shares attributable to the Non-Redeeming Stockholders to be $1,102,909 or on average $1.55 per share. The excess of the fair value of the Founder Shares was determined to be a contribution to the Company from the Sponsor in accordance with Staff Accounting Bulletin (“SAB”) Topic 5T and an offering cost in accordance with SAB Topic 5A. Accordingly, the offering cost was recorded against additional paid-in capital. Pursuant to the Non-Redemption Agreements, the Company agreed not to satisfy any of its excise tax obligations from the interest earned on the funds held in the Trust Account.

Right of First Refusal

If the Company determines to pursue any equity, equity-linked, debt or mezzanine financing relating to or in connection with an initial Business Combination, then Northland Securities, Inc. shall have the right, but not the obligation, to act as book running manager, placement agent and/or arranger, as the case may be, in any and all such financing or financings. This right of first refusal extends from the date of the IPO until the earlier of the consummation of an initial Business Combination or the liquidation of the Trust Account if the Company fails to consummate a Business Combination during the required time period.

Purchasing Agreement

On February 23, 2023, Armada, Rezolve and YA II PN, Ltd., a Cayman Islands exempted limited partnership (“YA”) entered into Standby Equity Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, upon the closing of the Business Combination, Rezolve shall have the right to issue and sell to YA up to $250 million of the ordinary shares of Rezolve during the 36 month period following the closing of the Business Combination. Rezolve will not be obligated to draw any amount under the Agreement, will control both the timing and amount of all drawdowns, and will issue stock to YA on each drawn down from the facility. Subject to closing of the Business Combination, Rezolve must file and maintain a registration statement, or multiple registration statements, for resale by YA of the shares. If the Business Combination Agreement is terminated, other than in connection with the consummation of the Business Combination, then the Purchase Agreement shall be terminated and of no further effect, without any liability of any party thereunder. Other than making appropriate disclosure of the Purchase Agreement under the Federal securities laws, the Company has no obligations under the Purchase Agreement.

Note 5 — Recurring Fair Value Measurements

As of June 30, 2023, the assets held in the Trust Account were held in money market funds which invest in U.S. Treasury securities. As of September 30, 2022, the assets held in the Trust Account were held in U.S. Treasury Bills with a maturity of 185 days or less.

There were no transfers between Levels 1, 2 or 3 during the nine months ended June 30, 2023 and 2022.

Note 6 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, other than as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in these unaudited condensed financial statements.

On July 28, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $125,245. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

On August 2, 2023, the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which Armada has to consummate a Business Combination from August 17, 2023 (the “Original Termination Date”) to September 17, 2023 (the “Charter Extension Date”) and to allow Armada, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of Armada’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 17, 2024, or a total of up to six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). The stockholders of Armada approved the Second Extension Amendment Proposal at the special meeting and on August 3, 2023, Armada filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 1,145,503 public shares of Common Stock of Armada exercised their right to redeem their shares for cash at a redemption price of approximately $10.56 per share, for an aggregate redemption amount of approximately $12,095,215.

In connection with the approval of the Second Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $425,402 (the “Extension Note”) to the Sponsor. The Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that Armada does not consummate a Business Combination, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $70,900 to be deposited into the Trust Account within five business days following approval of the Charter Amendment by the Company’s stockholders, and up to $354,502 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions.

On August 4, 2023, Armada, Rezolve, Rezolve AI, and Rezolve Merger Sub amended the Business Combination Agreement to remove the requirement that after giving effect to the transactions contemplated by the Business Combination Agreement, Rezolve shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the closing of the Business Combination.

On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023.

On August 9, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $91,740.50 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Armada Acquisition Corp. I

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Armada Acquisition Corp. I (the “Company”) as of September 30, 2023 and 2022, the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant costs and needs to raise additional funds to meet its obligations and sustain its operations. Additionally, the Company’s business plan is dependent on the completion of a business combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

East Hanover, NJ

December 4, 2023

ARMADA ACQUISITION CORP. I

BALANCE SHEETS

	September 30, 2023	September 30, 2022
Assets
Cash	$60,284	$177,578
Prepaid expenses	33,605	61,942

Total current assets	93,889	239,520
Investments held in Trust Account	25,324,028	150,844,925

Total Assets	$25,417,917	$151,084,445

Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,708,050	$3,137,535
Franchise tax payable	12,100	150,000
Income tax payable	10,783	145,621
Promissory Notes-Related Party	2,564,439	251,754
Excise tax payable	1,291,751	—

Total current liabilities	8,587,123	3,684,910
Commitments and Contingencies (Note 4)
Common stock subject to possible redemption, 2,363,349 and 15,000,000 shares at redemption value of approximately $10.71 and $10.04 per share at September 30, 2023 and 2022, respectively	25,316,806	150,548,862
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized, 5,709,500 shares issued and outstanding (excluding 2,363,349 and 15,000,000 shares subject to possible redemption) at September 30, 2023 and 2022, respectively	570	570
Additional paid-in capital	—	941,796
Accumulated deficit	(8,486,582)	(4,091,693)

Total Stockholders’ Deficit	(8,486,012)	(3,149,327)

Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$25,417,917	$151,084,445

The accompanying notes are an integral part of these financial statements.

ARMADA ACQUISITION CORP. I

STATEMENTS OF OPERATIONS

	For the Year Ended September 30,
	2023	2022
Formation and operating costs	$2,570,872	$4,391,263
Stock-based compensation	218,254	111,852

Loss from operations	(2,789,126)	(4,503,115)
Other income
Trust interest income	3,084,260	1,025,942

Total other income	3,084,260	1,025,942
Income (loss) before income tax provision	295,134	(3,477,173)
Income tax provision	(615,284)	(145,621)

Net loss	$(320,150)	$(3,622,794)

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	7,259,013	15,000,000

Basic and diluted net loss per share	$(0.02)	$(0.17)

Basic and diluted weighted average shares outstanding, non-redeemable common stock	5,709,500	5,709,500

Basic and diluted net loss per share	$(0.02)	$(0.17)

The accompanying notes are an integral part of these financial statements.

ARMADA ACQUISITION CORP. I

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional	Accumulated	Total Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balance as of September 30, 2021	6,834,500	$683	$1,378,693	$(468,899)	$910,477
Forfeiture of founder shares	(1,125,000)	(113)	113	—	—
Stock-based compensation	—	—	111,852	—	111,852
Subsequent remeasurement of common stock subject to possible redemption	—	—	(548,862)	—	(548,862)
Net loss	—	—	—	(3,622,794)	(3,622,794)

Balance as of September 30, 2022	5,709,500	$570	$941,796	$(4,091,693)	$(3,149,327)

Capital contribution made by Sponsor related to the stockholder non-redemption agreements	—	—	1,102,909	—	1,102,909
Cost of raising capital related to the stockholder non-redemption agreements	—	—	(1,102,909)	—	(1,102,909)
Excise tax on redemptions	—	—	(1,160,050)	(131,701)	(1,291,751)
Stock-based compensation	—	—	218,254	—	218,254
Subsequent remeasurement of common stock subject to possible redemption	—	—	—	(3,943,038)	(3,943,038)
Net loss	—	—	—	(320,150)	(320,150)

Balance as of September 30, 2023	5,709,500	$570	$—	$(8,486,582)	$(8,486,012)

The accompanying notes are an integral part of these financial statements.

ARMADA ACQUISITION CORP. I

STATEMENTS OF CASH FLOWS

	For the Year Ended September 30,
	2023	2022
Cash Flows from Operating Activities:
Net loss	$(320,150)	$(3,622,794)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(3,084,260)	(1,025,942)
Stock-based compensation	218,254	111,852
Changes in current assets and liabilities:
Prepaid expenses	28,337	398,920
Accounts payable	1,570,515	2,954,179
Franchise tax payable	(137,900)	124,329
Income tax payable	(134,838)	145,621

Net cash used in operating activities	(1,860,042)	(913,835)

Cash Flows from Investing Activities:
Withdrawals from Trust Account for redemptions of common stock	129,175,094	—
Withdrawals from Trust Account to pay for taxes	1,071,864	182,069
Extension deposits in Trust Account	(1,641,801)	—

Net cash provided by investing activities	128,605,157	182,069

Cash Flows from Financing Activities:
Proceeds from issuance of Promissory Notes to Related Party	2,316,985	483,034
Repayment of Promissory Notes to Related Party	(4,300)	(231,280)
Redemptions of common stock	(129,175,094)	—

Net cash provided by (used in) financing activities	(126,862,409)	251,754

Net change in cash	(117,294)	(480,012)
Cash, beginning of the period	177,578	657,590

Cash, end of the period	$60,284	$177,578

Supplemental disclosure of noncash investing and financing activities
Remeasurement of common stock subject to possible redemption	$3,943,038	$548,862

Excise tax on redemptions	$1,291,751	$—

The accompanying notes are an integral part of these financial statements.

ARMADA ACQUISITION CORP. I

NOTES TO FINANCIAL STATEMENTS

Note–1 - Organization, Business Operations and Going Concern

Armada Acquisition Corp. I (the “Company”) is a blank check company incorporated as a Delaware corporation on November 5, 2020. The Company was incorporated for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). As more fully described in this Note 1, on December 17, 2021 the Company entered into a business combination agreement with a target business which was amended and restated on June 16, 2023. The Company concentrated its efforts in identifying businesses in the financial services industry with particular emphasis on businesses that are providing or changing technology for traditional financial services.

As of September 30, 2023, the Company had not commenced any operations. All activity for the period from November 5, 2020 (inception) through September 30, 2023, relates to the Company’s formation and the initial public offering (the “IPO”) described below, and since the closing of the IPO, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is Armada Sponsor LLC (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on August 12, 2021 (the “Effective Date”). On August 17, 2021, the Company commenced the IPO of 15,000,000 units at $10.00 per unit (the “Units”).

Simultaneously with the consummation of the IPO, the Company consummated the private placement of 459,500 shares of common stock (“Private Shares”) at a price of $10.00 per share for an aggregate purchase price of $4,595,000.

Transaction costs amounted to $3,537,515, consisting of $1,500,000 of underwriting commissions, and $2,037,515 of other offering costs.

Following the closing of the IPO, a total of $150,000,000 ($10.00 per Unit) was held in the Trust Account (“Trust Account”). The funds held in the Trust Account are required to be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, on August 10, 2023 we instructed the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest bearing demand deposit account until the earlier of the consummation of a Business Combination or our liquidation. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay tax obligations and up to $100,000 to pay dissolution expenses, the proceeds from the IPO and the sale of the Private Shares will not be released from the Trust Account until the earlier of the completion of a Business Combination or the Company’s redemption of 100% of the outstanding public shares if it has not completed a Business Combination in the required time period. The proceeds held in the Trust Account may be used as consideration to pay the sellers of a target business with which the Company completes a Business Combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business. The Trust Account has released $130,246,958 and $182,069 as of September 30, 2023 and 2022, respectively, to the Company to pay its income and franchise tax obligations and in connection with redemptions.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

In connection with any proposed Business Combination, the Company will either (1) seek stockholders approval of the initial Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed Business Combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), or (2) provide its stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), in each case subject to the limitations described herein. The decision as to whether the Company will seek stockholders approval of a proposed Business Combination or will allow stockholders to sell their shares to the Company in a tender offer will be made by the Company, solely in its discretion.

The shares of common stock subject to redemption are recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination (unless the proposal amending the Company charter to remove the net tangible assets requirement in connection with the Business Combination is approved and implemented at the special meeting approving the Business Combination) and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company had until February 17, 2023 (or 18 months following the IPO) to consummate a Business Combination (the “Combination Period”). As further described in Note 1, on February 2, 2023, the stockholders approved an amendment to our certificate of incorporation to extend the Combination Period until August 17, 2023, and on August 2, 2023, the stockholders approved a further amendment to our certificate of incorporation to extend the Combination Period for six monthly periods or until no later than February 17, 2024. On August 8, 2023, the Company deposited $70,900 into the Trust Account thereby extending the Combination Period until September 17, 2023, and on each of September 8, 2023, October 11, 2023 and November 9, 2023, the Company deposited $70,900 into the Trust Account thereby extending the Combination Period for three additional months or until December 17, 2023. However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company but net of taxes payable (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers and directors have agreed (i) to vote any shares owned by them in favor of any proposed Business Combination, (ii) not to redeem any shares in connection with a stockholder vote to approve a proposed initial Business Combination or sell any shares to the Company in a tender offer in connection with a proposed initial Business Combination, (iii) that the founders’ shares will not participate in any liquidating distributions from the Company’s Trust Account upon winding up if a Business Combination is not consummated.

The Sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. The agreement to be entered into by the Sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity, which has executed an agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so.

On December 17, 2021, the Company entered into a business combination agreement as amended on November 10, 2022, June 16, 2023, and August 4, 2023 with Rezolve Limited, a private limited company incorporated under the laws of England and Wales (“Rezolve”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”).

On November 10, 2022, the Company and Rezolve entered into a First Amendment to the Business Combination Agreement (the “Amendment,” and together with the Original Business Combination Agreement, the “Business Combination Agreement” and the business combination contemplated thereby, the “Business Combination”), to among other things, extend the date on which either party to the Business Combination Agreement had the right to terminate the Business Combination Agreement if the Business Combination had not been completed by such date to the later of (i) January 31, 2023 or (ii) fifteen days prior to the last date on which the Company may consummate a Business Combination, and change the structure of the Business Combination such that Cayman NewCo is no longer a party to the Business Combination Agreement or the Business Combination.

On February 2, 2023, the Company held its Annual Meeting. At the Annual Meeting, the Company’s stockholders approved an amendment to the Company’s Charter to extend the date by which the Company must consummate a Business Combination or, if it fails to do so, cease its operations and redeem or repurchase 100% of the shares of the Company’s common stock issued in the Company’s IPO, from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023 (the “Extension”). In connection with the Extension, the holders of 11,491,148 shares of Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders.

On June 16, 2023, the Company, Rezolve, Rezolve AI Limited, a private limited liability company incorporated under the laws of England and Wales (“Rezolve AI”) and Rezolve Merger Sub amended and restated the Business Combination Agreement (the “Amended and Restated Business Combination Agreement”) by way of a Deed of Release, Amendment and Restatement to, among other things, amend (a) the enterprise value of Rezolve by which the aggregate stock consideration is calculated to $1.60 billion, and (b) provide for (i) a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve pursuant to UK legislation under which (x) part of Rezolve’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve

Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets) are to be transferred to Rezolve AI in exchange for the issue by Rezolve AI of shares of the same classes of capital stock as in Rezolve for distribution among the original shareholders of Rezolve in proportion to their holdings of shares of each class of capital stock in Rezolve as at immediately prior to the Pre-Closing Demerger, (y) Rezolve AI will be assigned, assume and/or reissue the secured convertible notes currently issued by Rezolve pursuant to the Loan Agreements (as defined in the Amended and Restated Business Combination Agreement) and (z) Rezolve will then be wound up, and (ii) the merger of the Company with and into Rezolve Merger Sub, with the Company continuing as the surviving entity (the “Merger”) such that after completion of the Pre-Closing Demerger and Merger, the Company will become a wholly owned subsidiary of Rezolve AI.

Concurrently with the execution and delivery of the Amended and Restated Business Combination Agreement, the Company and the Key Company Shareholders (as defined in the Amended and Restated Business Combination Agreement) have entered into the Transaction Support Agreement, pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Company Reorganization (b) vote in favor of the Amended and Restated Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated thereby, (c) enter into the Investor Rights Agreement (as defined in the Amended and Restated Business Combination Agreement) at Closing and (d) the termination of certain agreements effective as of Closing.

On August 2, 2023, the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which Armada has to consummate a Business Combination from August 17, 2023 (the “Original Termination Date”) to September 17, 2023 (the “Charter Extension Date”) and to allow Armada, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of Armada’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 17, 2024, or a total of up to six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). The stockholders of Armada approved the Second Extension Amendment Proposal at the special meeting and on August 3, 2023, Armada filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 1,145,503 public shares of Common Stock of Armada exercised their right to redeem their shares for cash at a redemption price of approximately $10.56 per share, for an aggregate redemption amount of approximately $12,095,215.

In connection with the approval of the Second Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $425,402 (the “Extension Note”) to the Sponsor. The Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that Armada does not consummate a Business Combination, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $70,900 to be deposited into the Trust Account within five business days following approval of the Charter Amendment by the Company’s stockholders, and up to $354,502 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions. On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023, and on September 8, 2023, October 11, 2023 and November 9, 2023 the Company borrowed $70,900 under the Extension Note on each such date and deposited the funds into the Trust Account thereby extending the Combination Period for three additional months or until December 17, 2023.

On August 4, 2023, the Comapny, Rezolve, Rezolve AI, and Rezolve Merger Sub amended the Business Combination Agreement to remove the requirement that after giving effect to the transactions contemplated by the Business Combination Agreement, Rezolve shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the closing of the Business Combination.

Liquidity and Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

As of September 30, 2023, the Company had approximately $60,000 of cash in its bank operating account and a working capital deficiency of approximately $8.5 million (excluding income tax payable and franchise tax payable).

Prior to the completion of the IPO, the Company’s liquidity needs have been satisfied through the $36,045 proceeds received from the sale of its founder shares to the Sponsor, the advances of $230,352 from the Sponsor to cover the Company’s offering costs in connection with the IPO, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The balance of the advances from Sponsor was fully repaid on August 17, 2021.

Following the completion of our IPO, the Sponsor has from time to time provided loans to the Company in order to assist the Company to fund its working capital needs and to provide funds to pay for the extensions of the Combination Period, all as more fully described in Note 3.

The aggregate balance outstanding under all promissory notes, including the Extension Note, was $2,564,439 and $251,754 as of September 30, 2023 and 2022, respectively.

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through February 17, 2024, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry, the geopolitical conditions resulting from the recent invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus and related individuals and entities, as well as the war between Israel and Hamas, and the possibility of these conflicts spreading in the surrounding region, the status of debt and equity markets, and protectionist legislation in our target markets. Management has concluded that while it is reasonably possible that any of the foregoing could have a negative effect on the Company’s financial position, results of its operations and/or that of Rezolve’s or any other target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs on or after January 1, 2023, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of the Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination. The Company has agreed that any such excise taxes shall not be paid from the interest earned on the funds held in the Trust Account.

As discussed above, during February 2023, holders of 11,491,148 shares of Common Stock elected to redeem their shares in connection with the Extension. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders. During August 2023, holders of 1,145,503 shares of Common Stock elected to redeem their shares in connection with the Second Amendment Extension Proposal. As a result, $12,095,215 was removed from the Company’s Trust Account to pay such holders. Management has evaluated the requirements of the IR Act and the Company’s operations, and has determined that $1,291,751 is required to be recorded as a liability on the Company’s balance sheet as of September 30, 2023. This liability will be reevaluated and remeasured at the end of each quarterly period.

Note 2 - Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and with the instructions to Form 10-K and Regulation S-X. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart the Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a

Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $60,284 and $177,578 in cash as of September 30, 2023 and 2022, respectively.

Investments Held in Trust Account

As of September 30, 2023 the assets held in the Trust Account were held in an interest bearing demand deposit account. To mitigate the risk that the Company may be deemed an investment company for purposes of the Investment Company Act, on August 10, 2023, the Company instructed the trustee of the Trust Account to liquidate the investments held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest bearing demand deposit account until the earlier of consummation of a Business Combination or liquidation. Furthermore, such cash is held in bank accounts which exceed federally insured limits as guaranteed by the Federal Deposit Insurance Corporation.

As of September 30, 2022, the assets held in the Trust Account were held in U.S. Treasury Bills with a maturity of 185 days or less.

The Company classifies its U.S. Treasury bills as held-to-maturity in accordance with FASB ASC Topic 320 “Investments—Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates. Management had determined that there has not been an impairment of held-to-maturity securities as of September 30, 2022.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The fair value of certain of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit of $250,000. At September 30, 2023 and 2022, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Offering Costs Associated with IPO

The Company complies with the requirements of ASC340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A— “Expenses of Offering”. Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are related to the IPO. The Company incurred offering costs amounting to $3,537,515 as a result of the IPO consisting of a $1,500,000 underwriting commissions and $2,037,515 of other offering costs.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. The Company’s shares of common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, 15,000,000 shares of common stock as of September 30, 2022, and 2,363,349 shares of common stock as of September 30, 2023 subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement adjustment from initial carrying amount to redemption book value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital.

At September 30, 2023 and 2022, the common stock reflected in the balance sheets are reconciled in the following table:

Gross Proceeds	$150,000,000
Proceeds allocated to Public Warrants	(11,700,000)
Issuance costs related to common stock	(3,261,589)
Remeasurement of carrying value to redemption value	14,961,589
Subsequent remeasurement of carrying value to redemption value – Trust interest income (excluding the amount that can be withdrawn from Trust Account for taxes)	548,862

Common stock subject to possible redemption – September 30, 2022	150,548,862
Redemptions	(129,175,094)
Remeasurement of carrying value to redemption value	3,943,038

Common stock subject to possible redemption – September 30, 2023	$25,316,806

Net Loss Per Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per common stock is computed by dividing net loss by the weighted average number of common stock outstanding for the period. Remeasurement adjustments associated with the redeemable shares of common stock are excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted loss per share does not consider the effect of the warrants issued in connection with the IPO because the warrants are contingently exercisable, and the contingencies have not yet been met. The warrants are exercisable to purchase 7,500,000 shares of common stock in the aggregate. As of September 30, 2023 and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common stock is the same as basic net loss per common stock for the periods presented.

Accretion of the carrying value of common stock subject to redemption value is excluded from net loss per common stock because the redemption value approximates fair value.

	For The Year Ended September 30,
	2023		2022
	Common stock subject to redemption	Common stock	Common stock subject to redemption	Common stock
Basic and diluted net loss per share
Numerator:
Allocation of net loss	$(179,201)	$(140,949)	$(2,624,009)	$(998,785)
Denominator
Weighted-average shares outstanding	7,259,013	5,709,500	15,000,000	5,709,500
Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.17)	$(0.17)

Stock-Based Compensation

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation,” (“ASC 718”) which requires that all equity awards be accounted for at their “fair value.” The Company measures and recognizes compensation expense for all share-based payments on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the statements of operations upon vesting, once the applicable performance conditions are met, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

On June 16, 2021, the Sponsor transferred 50,000 shares to each of its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. The aforementioned transfer is in the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The aggregate fair value of these shares was $509,552 at issuance. A total of 100,000 shares vested upon consummation of the Initial Public Offering. The remaining 105,000 shares vest in equal quarterly installments until the second anniversary of the consummation of the Company’s Initial Public Offering, or August 17, 2023. At September 30, 2023, all shares under the June 16, 2021 grant were vested.

On June 26, 2023, the Sponsor allocated 270,000 shares to its three independent directors (90,000 each) and 100,000 shares to an executive officer. The aforementioned transfer is in the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the transfer date. The aggregate fair value of these shares was $207,200 at the date of the transfer. A total of 190,000 shares vested upon the transfer date. The remaining 180,000 shares will vest as follows: 90,000 upon the 6 month anniversary of the transfer date; and 90,000 upon the one year anniversary of the transfer date; provided that all unvested shares would become vested upon consummation of initial business combination. The Company recognized $106,400 of stock-based compensation related to this grant for the year ended September 30, 2023.

The Company recognized $218,254 and $111,852 of stock-based compensation for the fiscal years ended September 30, 2023, and 2022, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 3 — Related Party Transactions

Founder Shares

On February 3, 2021, the Sponsor paid $25,000, approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of common stock, par value $0.0001. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to the Company for no consideration.

The Sponsor, officers and directors have agreed not to transfer, assign or sell any Founder Shares held by them until the earliest of (A) 180 days after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their public shares for cash, securities or other property (except with respect to permitted transferees). Any permitted transferees would be subject to the same restrictions and other agreements of the Sponsor, officers, and directors with respect to any Founder Shares.

Additionally, upon consummation of the IPO, the Sponsor sold membership interests in the Sponsor to 10 anchor investors that purchased 9.9% of the units sold in the IPO. The Sponsor sold membership interests in the Sponsor entity reflecting an allocation of 131,250 Founder Shares to each anchor investor, or an aggregate of 1,312,500 Founder Shares to all 10 anchor investors, at a purchase price of approximately $0.006 per share. The Company estimated the aggregate fair value of these founder shares attributable to each anchor investor to be $424,491, or $3.23 per share. The Company has offset the excess of the fair value against the gross proceeds from these anchor investors as a reduction in its additional paid-in capital in accordance with Staff Accounting Bulletin Topic 5A.

Representative Common Stock

On February 8, 2021, EarlyBirdCapital, Inc. and Northland Securities, Inc. (“Northland”) purchased 162,500 and 87,500 shares of common stock (“representative shares”), respectively, at an average purchase price of approximately $0.0001 per share, or an aggregate purchase price of $25.00. On May 29, 2021, Northland returned 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

The representative shares are identical to the public shares included in the Units being sold in the IPO, except that the representative shares are subject to certain transfer restrictions, as described in more detail below.

The holders of the representative shares have agreed not to transfer, assign or sell any such shares until 30 days after the completion of an initial Business Combination. In addition, the holders of the representative shares have agreed (i) to waive their redemption rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of an initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete an initial Business Combination within 15 months (or 18 months if extended) from the closing of the IPO.

Promissory Notes-to Related Party

On May 9, 2022, the Sponsor loaned the Company the aggregate amount of $483,034 in order to assist the Company to fund its working capital needs. The loan is evidenced by two promissory notes in the aggregate principal amount of $483,034 from the Company, as maker, to the Sponsor, as payee. During July 2022, the Company fully repaid one of the promissory notes in the amount of $187,034, which represented monies loaned to the Company for the payment of Delaware franchise taxes. The Company utilized the interest earned on the Trust Account to repay the promissory note. The Company also paid $4,300 and $44,246 on behalf of the Sponsor for tax services in fiscal years 2023 and 2022, respectively. These amounts were applied against the balance owing to the Sponsor under the remaining promissory note. As of September 30, 2023 and 2022, the net amount outstanding under the promissory note was $247,454 and $251,754, respectively.

On November 10, 2022, the Sponsor loaned the Company $1,500,000 in order to cover the additional contribution to the Trust Account in connection with the Company’s exercise of the extension of the Combination Period until February 17, 2023, and $450,000 to fund its working capital needs. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On July 28, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $125,245. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

On August 2, 2023, the Company entered into a promissory note to the Sponsor in the amount of up to $425,402. The Extension Note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. Upon consummation of a Business Combination, the Sponsor shall have the option, but not the obligation, to convert up to $425,402 of the total principal amount of this note, in whole or in part at the option of the Sponsor, into common stock of the Company at a price of $10.00 per share (the “Common Stock”). The Common Stock shall be identical to the private placement shares issued to the Sponsor at the time of the Company’s IPO. On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023. On September 12, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to October 17, 2023. As of September 30, 2023, $141,800 was drawn and outstanding under this note. Management has determined that the conversion feature described above should not be accounted for separately from its host instrument.

On August 8, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $20,840 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

On September 8, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $79,099 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

The aggregate balance outstanding under all promissory notes, including the Extension Note, was $2,564,439 and $251,754 as of September 30, 2023 and 2022, respectively.

Administrative Service Fee

Commencing on the date of the IPO, the Company will pay the Sponsor $10,000 per month for office space, utilities and secretarial support. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the two fiscal years ended September 30, 2023 and 2022, the Company incurred and paid $120,000 in administrative service fees.

Note 4 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares issued and outstanding on the date of the IPO, as well as the holders of the representative shares, Private Shares and any shares the Sponsor may receive in payment of the Extension Note, will be entitled to registration rights pursuant to an agreement signed on the effective date of the IPO. The holders of a majority of these securities (other than the holders of the representative shares) are entitled to make up to two demands that the Company registers such securities.

The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Shares and shares issued to the Sponsor in payment of the Extension Note can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $1,500,000 (and are entitled to an additional $225,000 of deferred underwriting commission payable at the time of an initial Business Combination if the underwriters’ over-allotment is exercised in full). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in the $225,000 deferred underwriting commission to be not payable to the underwriter.

Financial Advisory Fee

The Company has engaged Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), an affiliate of a member of the Sponsor, to provide consulting and advisory services in connection with the IPO, for which it received an advisory fee equal to one (1.0) percent of the aggregate proceeds of the IPO, or $1,500,000, upon closing of the IPO. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. On August 18, 2021, the Company paid to CCM in aggregate of $1,500,000. The Company engaged CCM as a capital markets advisor in connection with the initial Business Combination for which it will earn an advisory fee of $3,000,000 payable only upon closing of the Business Combination. The Company also engaged CCM as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $8,750,000 payable only upon closing of the Business Combination.

The Company has engaged D.A. Davidson & Co. as a financial advisor and investment banker in connection with the initial Business Combination for which it will earn an advisory fee of $600,000, payable only upon closing of the Business Combination.

The Company has engaged Craig Hallum Capital Group LLC as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $500,000, payable only upon closing of the Business Combination.

The Company had engaged ICR LLC (“ICR”) to provide investor relations services in connection with the initial Business Combination for which ICR was entitled to a monthly fee of $10,400 for the period from November 2021 through December 2022 when the contract with ICR was terminated. A total of $145,600 is recorded by the Company and is due and payable to ICR upon either the termination of or the closing of the initial Business Combination. Under the contract, an additional $145,600 would be due and payable to ICR only upon the closing of the initial Business Combination.

The Company has engaged Bishop IR (“Bishop”) as an investor relations advisor in connection with the initial Business Combination for the period from June 21, 2023 through June 20, 2024 with a monthly fee of $8,000 which will increase to $12,000 upon the closing of the initial Business Combination. Either party can terminate the contract at any time upon thirty days prior notice to the other party. Upon completion of initial Business Combination, Bishop would be entitled to a success fee of $100,000 payable only upon closing of the initial Business Combination.

Business Combination Marketing Agreement

The Company engaged Northland Securities, Inc., the representative of the underwriters, as an advisor in connection with Business Combination to assist in holding meetings with the Company’s stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial Business Combination and assist the Company with press releases and public filings in connection with the Business Combination. The Company will pay the representative a cash fee for such services only upon the consummation of the initial Business Combination in an amount equal to 2.25% of the gross proceeds of the IPO, or $3,375,000. The Company will also pay the representative a separate capital market advisory fee of $2,500,000 only upon the completion of the initial Business Combination. Additionally, the Company will pay the representative a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if the representative introduces the Company to the target business with which the Company completes a Business Combination. On February 8, 2021, Northland purchased 87,500 shares of common stock at an average purchase price of approximately $0.0001 per share. On May 29, 2021, Northland returned these 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

We also will pay to the representative only upon the closing of the initial Business Combination, $1,030,000 due under two separate engagement letters in connection with fairness opinions delivered to our Board of Directors. An aggregate of $120,000 has already been paid under these engagement letters and expensed in the Company’s statement of operations for the fiscal year ended September 30, 2022.

Non-Redemption Agreements

On January 20, 2023, the Company and its Sponsor entered into ten agreements (the “Non-Redemption Agreements” ) with one or more third parties in exchange for them agreeing not to redeem shares of the Company’s common stock sold in its IPO in connection with the upcoming Annual Meeting at which a proposal to approve an extension of time for the Company to consummate an initial business combination from February 17, 2023 to August 17, 2023 had also been submitted to the stockholders. The Non-Redemption Agreements provide for the allocation of up to 75,000 Founder Shares held by the Sponsor in exchange for such investor and/or investors agreeing to hold and not redeem certain public shares at the Meeting. Certain of the parties to the Non-Redemption Agreements are also members of the Sponsor. The Company estimated the aggregate fair value of the 713,057 Founder Shares attributable to the non-redeeming stockholders to be $1,102,909 or on average $1.55 per share. The excess of the fair value of the Founder Shares was determined to be a contribution to the Company from the Sponsor in accordance with Staff Accounting Bulletin (“SAB”) Topic 5T and an offering cost in accordance with SAB Topic 5A. Accordingly, the offering cost was recorded against additional paid-in capital. Pursuant to the Non-Redemption Agreements, the Company agreed not to satisfy any of its excise tax obligations from the interest earned on the funds held in the Trust Account.

Right of First Refusal

If the Company determines to pursue any equity, equity-linked, debt or mezzanine financing relating to or in connection with an initial Business Combination, then Northland Securities, Inc. shall have the right, but not the obligation, to act as book running manager, placement agent and/or arranger, as the case may be, in any and all such financing or financings. This right of first refusal extends from the date of the IPO until the earlier of the consummation of an initial Business Combination or the liquidation of the Trust Account if the Company fails to consummate a Business Combination during the required time period.

Purchasing Agreement

On February 23, 2023, Armada, Rezolve and YA II PN, Ltd., a Cayman Islands exempted limited partnership (“YA”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, upon the closing of the Business Combination, Rezolve shall have the right to issue and sell to YA up to $250 million of the ordinary shares of Rezolve during the 36 month period following the closing of the Business Combination. Rezolve will not be obligated to draw any amount under the Agreement, will control both the timing and amount of all drawdowns, and will issue stock to YA on each drawn down from the facility. Subject to closing of the Business Combination, Rezolve must file and maintain a registration statement, or multiple registration statements, for resale by YA of the shares. If the Business Combination Agreement is terminated, other than in connection with the consummation of the Business Combination, then the Purchase Agreement shall be terminated and of no further effect, without any liability of any party thereunder. Other than making appropriate disclosure of the Purchase Agreement under the Federal securities laws, the Company has no obligations under the Purchase Agreement.

Note 5 — Recurring Fair Value Measurements

Funds in the Company’s Trust Account were held in an interest bearing demand deposit account of September 30, 2023 and measured as Level 1 in the hierarchy of fair value measurements with carrying value approximating fair value.

	Carrying Value as of September 30, 2023	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of September 30, 2023
Interest bearing demand deposit account	$25,324,028	$—	$—	$25,324,028

Funds in the Company’s Trust Account were invested in U.S. Treasury securities as of September 30, 2022, and classified as held-to-maturity and Level 1 in the hierarchy of fair value measurements as follows:

	Carrying Value as of September 30, 2022	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of September 30, 2022
Cash	$320	$—	$—	$320
U.S. Treasury Bills	150,844,605	19,242	—	150,863,847

	$150,844,925	$19,242	$—	$150,864,167

There were no transfers between Levels 1, 2 or 3 during the years ended September 30, 2023 and 2022.

Note 6 — Stockholders’ Equity

Preferred stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2023 and 2022, there were no shares of preferred stock issued or outstanding.

Common stock

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. At September 30, 2023 and 2022, there were 5,709,500 shares of common stock issued and outstanding, excluding 2,363,349 and 15,000,000 shares subject to redemption, respectively. On February 3, 2021, affiliates of the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 Founder Shares. On February 8, 2021, EarlyBirdCapital, Inc. and Northland purchased 162,500 and 87,500 representative shares, respectively, at an average purchase price of approximately $0.0001 per share, or an aggregate purchase price of $25.00.

On May 29, 2021, Northland returned 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled and on June 16, 2021, the Sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, resulting in the Sponsor holding an aggregate of 5,012,500 shares of common stock. On June 16, 2021, the Sponsor transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three outside directors. The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 1, 2021 the underwriter’s over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to the Company for no consideration.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve the initial Business Combination, the Sponsor, as well as all of the Company’s officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to the IPO and any shares purchased in the IPO or following the IPO in the open market in favor of the proposed Business Combination.

Warrants

Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants will become exercisable 30 days after the completion of the Company’s initial Business Combination. However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, in whole and not in part:

•	at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder

•

if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor, initial stockholders or their affiliates, without taking into account any founders’ shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of common stock or equity-linked securities.

Note 7 — Income Tax

The Company’s net deferred tax assets are as follows:

	September 30,
	2023	2022
Deferred tax asset
Organizational costs/Startup expenses	$504,667	$351,592
Stock-based compensation	129,350	83,517
Total deferred tax asset	634,017	435,209
Valuation allowance	(634,017)	(435,209)
Deferred tax asset, net of allowance	$—	$—

The income tax provision consists of the following:

	September 30,
	2023	2022
Federal
Current	$615,284	$145,621
Deferred	(198,808)	(336,741)
State
Current	—	—
Deferred	—	—
Change in valuation allowance	198,808	336,741
Income tax provision	$615,284	$145,621

As of September 30, 2023 and 2022, the Company had $0 of U.S. federal net operating loss carryovers, which do not expire, and no state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance at September 30, 2023. For the years ended September 30, 2023 and 2022, the change in the valuation allowance was $198,808 and $336,741, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at September 30, 2023 and 2022 are as follows:

	September 30,
	2023	2022
Statutory federal income tax rate	21.00%	21.00%
State taxes, net of federal tax benefit	0.00%	0.00%
Prior year true up	0.99%	—
Business combination expenses	119.13%	(15.50)%
Change in valuation allowance	67.40%	(9.70)%
Income tax provision	207.49%	(4.25)%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in these financial statements.

On October 10, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $59,099 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

On October 11, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to November 17, 2023.

On November 9, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to December 17, 2023.

On November 20, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $12,510 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

Annex A

DATED	June 16, 2023

REZOLVE LIMITED

and

REZOLVE AI LIMITED

and

REZOLVE GROUP LIMITED (Cayman)

and

REZOLVE MERGER SUB, INC.

and

ARMADA ACQUISITION CORP. I

DEED OF RELEASE, AMENDMENT AND RESTATEMENT

relating to a business combination agreement dated 17 December 2021

5 New Street Square | London EC4A 3TW
Tel +44 (0)20 7300 7000
Fax +44 (0)20 7300 7100
DX 41 London www.taylorwessing.com

Index

Clause No.		Page No.

1.	Definitions	2

2.	Release	2

3.	Amendment and Restatement	2

4.	Counterparts	2

5.	Law	2

schedule 1		3

THIS DEED is made June 16, 2023

BETWEEN

(1)

Rezolve Limited a private company registered under the laws of England and Wales with registration number 09773823 with registered office at 3rd Floor 80 New Bond Street, Mayfair, London, United Kingdom, W1S 1SB (“Company”);

(2)

Rezolve AI Limited a private company registered under the laws of England and Wales with registration number 14573691 with registered office at 5 New Street Square, London, United Kingdom, EC4A 3TW (“New Company”);

(3)	Rezolve Group Limited a Cayman Islands registered company (“CaymanCo”);

(4)	Rezolve Merger Sub, Inc. a Delaware corporation (“MergerSub”); and

(5)	Armada Acquisition Corp. I with registered office at 2005 Market Street, Suite 3120 Philadelphia, PA 19103, United States of America (“Armada”).

INTRODUCTION

(A)

The Company, CaymanCo, MergerSub and Armada entered into a business combination agreement (the “BCA”) dated 17 December 2021 (the “Effective Date”) and amended by way of a side letter dated 10 November 2022 (the “Side Letter”).

(B)

Pursuant to the Side Letter, it was agreed that CaymanCo be removed as a party to the BCA, such that it was intended that the Company would become the listed entity on Nasdaq upon closing of the SPAC transaction.

(C)

It is now intended that a demerger be effected pursuant to section 110 Insolvency Act 1986 under which the Company is to enter into a voluntary winding up procedure and part of the Company’s business and assets, being all of its business and assets except for certain shares in the following entities, namely Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets are to be transferred to the New Company in exchange for the issue of shares of the same classes in the New Company for distribution amongst the shareholders in the Company in proportion to their holdings of shares of each class in the Company. Accordingly, it is intended that the New Company will become the listed entity on Nasdaq upon closing of the SPAC transaction.

(D)

The New Company was not a party to the Original BCA that was entered into on the Effective Date, but the parties have agreed to amend and restate the terms of the Original BCA (as amended by the Side Letter) pursuant to the terms of this deed, whereby, among other things, the New Company will become a party to the BCA when the amendment and restatement of the BCA takes effect, which will occur on the date of this deed.

(E)

CaymanCo is to be released and discharged from its obligations under the BCA, and the Company, the New Company, MergerSub and Armada (each a “Remaining Party” and together the “Remaining Parties”) are to release and discharge CaymanCo, from the BCA on the basis of each Remaining Party’s agreement to perform, discharge and observe the terms of the BCA (as amended by this deed) as if CaymanCo was not a party to the BCA.

AGREED TERMS

1.	Definitions

In this deed terms defined in the BCA and not otherwise defined herein shall, unless the context otherwise requires, have the same meanings when used in this deed.

2.	Amendment and Restatement

With effect from the date of this deed, the BCA shall be amended and restated in the form set out in schedule 1 so that the rights and obligations of the parties under the BCA shall be governed by the terms set out in schedule 1.

3.	Release

3.1	Each Remaining Party:

(a)	undertakes to perform, discharge and observe all obligations and liabilities on the part of that Remaining Party under the BCA as amended by this deed; and

(b)	agrees to be bound by all the provisions of the BCA as amended by this deed,

as if the CaymanCo was not a party to the BCA on and from the Effective Date.

3.2

Each Remaining Party unconditionally releases and discharges CaymanCo from all obligations and liabilities whatsoever under the BCA and confirms that it has no claim of any kind against CaymanCo under or in respect of the BCA.

4.	Counterparts

This deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this agreement.

5.	Law

This deed shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to Contracts executed in and to be performed in that State. The provision of sections 8.5 and 8.16 of the BCA as amended and attached to this deed shall apply as if set out herein.

This agreement has been executed and delivered as a deed on the date shown at the beginning of this agreement.

2

SCHEDULE 1

The Amended and Restated Business Combination Agreement

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

ARMADA ACQUISITION CORP. I,

REZOLVE MERGER SUB

REZOLVE LIMITED

AND

REZOLVE AI LIMITED

ORIGINALLY DATED AS OF DECEMBER 17, 2021

AS AMENDED ON NOVEMBER 10, 2022

AND FURTHER AMENDED AND RESTATED ON [•] 2023

3

i

ANNEXES AND EXHIBITS

Exhibit A	Form of Investor Rights Agreement
Exhibit B	Form of Transaction Support Agreement
Exhibit C	Company Pre-IPO Articles of Association
Exhibit D	Form of Promissory Note
Exhibit E	Indemnification Deed
Exhibit F	Company Articles of Association to be adopted on Closing

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of December 17, 2021 (the “Original Date”) and amended as of November 10, 2022 (the “First Amendment Date”) and further amended and restated pursuant to the terms of an amendment and restatement deed dated June 16, 2023 (the “Second Amendment Date”), is made by and among Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), Rezolve Limited, a private limited liability company registered under the laws of England and Wales with registration number 09773823 (the “Original Company”) and Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 (the “New Company”). Armada, and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, Armada is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, the Original Company is incorporated in England and has agreed so far as applicable to it to effect the transactions contemplated by this Agreement, including the PIPE Financing, the Company Reorganization, the Merger (as each such term is herein defined) and the transactions contemplated thereby and with effect from the completion of the Pre-Closing Demerger (the “Demerger Completion”) it is to be substituted in this Agreement by the New Company, which is incorporated in England and accordingly prior to and in relation to all matters prior to the Demerger Completion references in this Agreement to the “Company” shall be to the Original Company and with effect from and in relation to all matters post the Demerger Completion shall be to the New Company;

WHEREAS, pursuant to the Governing Documents of Armada, Armada is required to provide an opportunity for its shareholders to have their outstanding Armada Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Armada Shareholder Approval;

WHEREAS, as Armada Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) owns certain Armada Shares;

WHEREAS, pursuant to the terms of that certain Letter Agreement dated August 12, 2021, by and among Armada, its officers, its directors and the Sponsor, such persons have agreed to vote all their Armada Shares in favor of a business combination, if Armada solicits approval for such business combination from its stockholders;

WHEREAS the Original Company on or about the Original Date entered into a convertible loan agreement and related agreements (collectively the “Loan Agreements”) with Apeiron Investment Group Limited (“AIGL”) providing for a convertible loan in the amount of twenty million dollars ($20,000,000) to the Original Company by AIGL as subsequently amended and restated as of 24 May 2023 such that the convertible loan is in the amount of $39,625,000;

WHEREAS, Armada and (on the Original Date) Rezolve Group Limited (“Cayman NewCo”) a Cayman Islands company entered into a subscription agreement with certain investors (collectively, the “PIPE Investors”), substantially in the form agreed to by the parties thereto and to the extent that any new or replacement agreement(s) is entered into with the New Company such agreement(s) is referred to herein as the “PIPE Subscription Agreement”, being an agreement under which each PIPE Investor would agree to subscribe for and purchase on the Closing Date, and the New Company would agree to issue and sell to each such PIPE Investor on the Closing Date, the number of shares in the New Company and/or the number of securities convertible into or exchangeable for shares in the New Company identified and set forth in the applicable PIPE Subscription Agreement in exchange for the purchase price set forth therein (the equity financing under all PIPE Subscription Agreements, collectively, the “PIPE Financing”), in each case, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement;

WHEREAS, prior to Closing, the Original Company, the New Company and certain of the Original Company Shareholders are to enter into a demerger support agreement pursuant to which they agree to take such steps as are required (including in the case of the Original Company Shareholders, voting in favour of shareholder resolutions required ) to effect a demerger pursuant to section 110 Insolvency Act 1986 under which the Original Company is to enter into a voluntary winding up procedure and part of the Original Company’s business and assets, being all of its business and assets except for certain shares in the following entities, namely Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets (together the “Excluded Assets”) are to be transferred to the New Company in exchange for the issue of Company Shares of the same classes in the New Company for distribution amongst the Original Company Shareholders in proportion to their holdings of Original Company Shares of each class (the “Pre-Closing Demerger”) and references in this agreement to the Company Shares to be listed shall be to the shares in the New Company;

WHEREAS as part of the Pre-Closing Demerger, the Original Company is to agree to novate, assign or otherwise transfer (as applicable) all its rights and obligations under the Ancillary Agreements to which it is a party, such that the Company will be bound by the relevant agreements in the place of the Original Company;

WHEREAS, at the Closing, the Company, the Sponsor and certain other Company Shareholders shall enter into an investor rights agreement, substantially in the form attached hereto as Exhibit A (the “Investor Rights Agreement”), pursuant to which, among other things, certain Persons (a) will be granted certain registration rights with respect to their respective Company Shares, (b) will be subject to a customary post-Closing lock-up period of 6-months with respect to their respective Company Shares, as further described therein, and (c) will be entitled to nominate and appoint individuals to the Company Board following the Closing, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, the Board of Directors of Armada the (“Armada Board”) has (a) approved this Agreement, the Ancillary Documents to which Armada is or will be a party and the transactions contemplated hereby and thereby and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement by the holders of Armada Shares entitled to vote thereon;

WHEREAS, the board of directors of the Original Company (or a committee of such board) has approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby;

WHEREAS, the board of directors of the New Company has approved this Agreement, the Ancillary Documents to which the New Company is or will be party and the transactions contemplated hereby and thereby;

WHEREAS, the board of directors of Rezolve Merger Sub has approved this Agreement, the Ancillary Documents to which Rezolve Merger Sub is or will be party and the transactions contemplated hereby and thereby;

WHEREAS, concurrently with the execution of this Agreement, each Key Company Shareholder has duly executed and delivered to Armada a transaction support agreement as amended on or about the Amendment Date, substantially in the form attached hereto as Exhibit B (collectively, the “Transaction Support Agreements”), pursuant to which each such Key Company Shareholder has agreed to, among other things, (a) to vote in favor of all Company resolutions such that on the Company Reorganization Date, the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed such that immediately following such steps each Company Shareholder will hold, by virtue only of his holding of Existing Shares and Newly Issued Shares as at immediately prior to the Company Reorganization, his, her or its applicable pro rata portion of the Aggregate Stock Consideration (such pro rata proportion being determined solely by reference to the Existing Shares and the Newly Issued Shares) in accordance with the terms and conditions set forth herein (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) (such steps and any additional steps contemplated therein or thereby collectively, the “Company Reorganization”) (such shareholder’s resulting holding of his pro rata portion of the Aggregate Stock Consideration being referred to as his “ASC Holding” and any holding he has of Company Shares otherwise issued, including as envisaged by this agreement, being additional to such ASC Holding) (b) support and, to the extent required under the Articles of Association of the Company or applicable Law, vote in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby, the Pre-Closing Demerger, the Company Reorganization, the Merger, and the transactions contemplated thereby, (c) enter into any other agreement, certificate or other document determined by the Company or Armada to be necessary to effectuate the intent of this Agreement, the transactions contemplated thereby, including without limitation, the Pre-Closing Demerger, Company Reorganization and the Merger, (d) enter into the Written Consent and any other agreements or documents necessary, required or in connection with the Company Reorganization, the Merger, this Agreement, the Ancillary Documents, or the other transactions contemplated hereby and thereby, and I take, or cause to be taken, any actions necessary to cause certain agreements to be terminated effective as of the Closing; and

WHEREAS, following the Pre-Closing Demerger, and the Company Reorganization (i) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of the Company (the “Merger”) and (ii) Armada shall loan all of its remaining cash in the Trust Account to the Company in exchange for a promissory note, to enable the Company to fund working capital and transaction expenses.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Additional Armada SEC Reports” has the meaning set forth in Section 4.8.

“Additional Issuances” means the number of Equity Securities equal to (i) the Equity Securities issued pursuant to the Reissued Options, plus (ii) the DBLP New Shares which were issued pursuant to the arrangements described and contemplated in Section 3.2(b) (under the heading “Dan Wagner”) and/or (e) related to Daniel Wagner of the Company Disclosure Schedule, plus (iii) the Aperitus Shares plus (iv) the Apeiron New Shares and the Wickens New Shares plus (iv) any other Equity Securities of the Company that are issued or proposed to be issued after the Second Amendment Date and before Closing to any Person including but not limited to any officer, director, employee, consultant, advisor, agent, representative, service provider, partner, member, or equity holder of any Group Company or any of their respective Affiliates, other than as envisaged as part of the transactions in this Agreement including without limitation pursuant to the Pre-Closing Demerger, the Company Reorganization, the PIPE Financing and the Loan Agreements (and the conversion of the loans pursuant thereto) and for the avoidance of doubt the Newly Issued Shares shall not be included as Additional Issuances.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affiliated Group” means a group of Persons that elects to, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, aggregate group, consolidated group, combined group, unitary group or other group recognized by applicable Tax Law.

“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received (or deemed received as agreed among the Parties) by the Company in respect of the PIPE Financing (whether prior to or on the Closing Date). For the avoidance of doubt any cash proceeds actually received (or deemed received as agreed among the Parties) by the Company in respect of any amounts funded under a PIPE Subscription Agreement prior to the Closing Date shall constitute, and be taken into account for purposes of determining, the Aggregate Closing PIPE Proceeds (without, for the avoidance of doubt, giving effect to, or otherwise taking into account, the use of any such proceeds).

“Aggregate Stock Consideration” means a number of the Company Shares (being Shares in the New Company) equal to the quotient obtained by dividing (x) the Enterprise Value, by (y) the Company Share Value.

“Aggregate Transaction Proceeds” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to Armada (or any designee thereof) from the Trust Account in connection with the transactions contemplated hereby as evidenced by the Promissory Note, and (ii) the Aggregate Closing PIPE Proceeds, (after giving effect to all of the Armada Shareholder Redemptions but gross of any fees, expenses, commissions and liabilities, including but not limited to any Armada Expenses or Company Expenses).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“AIGL” has the meaning set forth in the Recitals.

“Ancillary Documents” means the Employment Agreements, the Investor Rights Agreement, the Restrictive Covenant Agreements, the PIPE Subscription Agreement, the Transaction Support Agreements, the Company Pre-IPO Articles of Association, the Company Articles of Association, the Company Incentive Equity Plan Term Sheet, the Plan of Merger, and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws or Orders related to combatting bribery, corruption and money laundering.

“Antitrust Laws” means any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act.

“ANY agreement” means the binding term sheet dated May 24, 2023 between (a) The Radio Group GmbH (b) Lokalradios RLP GmbH (c) Radio Frankfurt Media GmbH (the parties in (a), (b) and (c) being referred to as the “Sellers of ANY”) (d) Stephen Schwenk, (e) the Original Company and (f) the New Company for the acquisition by the Original Company or, after the Pre-Completion Demerger, by the New Company of all the shares in ANY Lifestyle Marketing GmbH.

“ANY Deferred Shares” means the 14,427,185 deferred shares in the Original Company held by the Sellers of ANY or after the Pre-Completion Demerger and the Company Reorganisation such adjusted number of deferred shares in the New Company such number being adjusted in consequence of the Pre-Completion Demerger and the Company Reorganisation to be such number of deferred shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.

“Apeiron New Shares” means the 850,000 Company Shares issued to Apeiron Investment Group Limited on 30 November 2022 such number being adjusted in consequence of the Pre-Completion Demerger and the Company Reorganisation to be such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.

“Aperitus Shares” means Company Shares issued to Aperitus Limited being 10,000,000 Ordinary Shares prior to the Demerger Completion and such number of Ordinary Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation;

“Armada” has the meaning set forth in the introductory paragraph to this Agreement.

“Armada Board” has the meaning set forth in the recitals.

“Armada Closing Payment Statement” has the meaning set forth in Section 2.3(a).

“Armada D&O Persons” has the meaning set forth in Section 5.13(a).

“Armada Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Armada on the Original Date.

“Armada Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable (and not otherwise expressly allocated to a Group Company or any Company Shareholder pursuant to the terms of this Agreement or any Ancillary Document) by Armada in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, placement agents or other agents or service providers of Armada and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to Armada pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Armada Expenses shall not include any Company Expenses nor any Transfer Taxes or other Taxes (except for irrecoverable VAT incurred by Armada on any Armada Expenses).

“Armada Financial Statements” means all of the financial statements of Armada included in the Armada SEC Reports.

“Armada Fundamental Representations” means the representations and warranties made with respect to Armada set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.3 (Board Approval), Section 4.5 (Brokers), Section 4.7 (Capitalization of Armada), and the first four sentences of Section 4.10 (Trust Account).

“Armada Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of Armada to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

“Armada Material Contracts” has the meaning set forth in Section 4.12.

“Armada Non-Party Affiliates” means, collectively, each Armada Related Party and each of the former, current or future Affiliates, Representatives, shareholders, successors or permitted assigns of any Armada Related Party (other than, for the avoidance of doubt, Armada).

“Armada Post-Closing Representation” has the meaning set forth in Section 8.19(a).

“Armada Related Parties” has the meaning set forth in Section 4.13.

“Armada Related Party Transactions” has the meaning set forth in Section 4.13.

“Armada SEC Reports” has the meaning set forth in Section 4.8.

“Armada Shareholder Approval” means, collectively, the approval of each Transaction Proposal by the affirmative vote of the holders of the requisite number of Armada Shares entitled to vote thereon, whether in person or by proxy at the Armada Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of Armada and applicable Law.

“Armada Shareholder Redemption” means the right of the holders of Armada Shares to redeem all or a portion of their Armada Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Armada.

“Armada Shareholders Meeting” has the meaning set forth in Section 5.8.

“Armada Shares” means Armada’s Common Stock with a per share par value of $0.0001 each having the rights set out in the Governing Documents of Armada.

“Armada Unit” means each outstanding unit consisting of one Armada Share and one-half of one Public Warrant.

“Articles of Association of the Company” means the articles of association of the Company as in force from time to time;

“Articles of Association of the Original Company” means the articles of association of the Original Company as in force from time to time;

“ASC Holding” has the meaning set forth in the Recitals.

“Audited Financial Statements” has the meaning set forth in Section 3.4(a).

“Business” means the business of the Group Companies, as presently conducted, and any activities, services or products incidental or attendant thereto.

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than a Saturday or Sunday, on which the SEC in Washington D.C. and commercial banks in New York, New York and London, United Kingdom are open for the general transaction of business.

“Cayman NewCo” has the meaning set forth in the introductory paragraph to this Agreement.

“CBA” means any collective bargaining agreement or other Contract with any labor union, works council, labor organization or employee representative.

“Change of Control Payment” means, without duplication, (a) any success, change of control, retention, transaction bonus, severance or other similar payment or amount to any Person as a result of, or in connection with, this Agreement or the transactions contemplated hereby (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events), and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing, or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, or any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document).

“Closing” has the meaning set forth in Section 2.2.

“Closing Company Audited Financial Statements” has the meaning set forth in Section 3.4(c).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“Closing Statement” has the meaning set forth in Section 2.3(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means (a) any transaction or series of transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company or any of its controlled Affiliates or (ii) acquires all or a portion of assets, Equity Securities or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, the Pre-Closing Demerger or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Articles of Association” has the meaning set forth in Section 2.01(a).

“Company Board” has the meaning set forth in Section 5.15.

“Company D&O Persons” has the meaning set forth in Section 5.14.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Armada by the Original Company on the Original Date and as updated by the Company on Closing.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, placement agents, brokers, investment bankers, consultants, or other agents, or service providers of any Group Company, (b) all Change of Control Payments, and (d) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document. Company Expenses shall include those fees payable to Marcel Reichart Limited as referred to in Section 3.2(e) of the Disclosure Schedules. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any Armada Expenses nor any Transfer Taxes or other Taxes (except for (i) irrecoverable VAT incurred by a Group Company on any Company Expenses and (ii) any Taxes specifically referenced in the definition of Change of Control Payments).

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization and Qualification), Sections 3.2(a) to (d) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (Absence of Changes), Section 3.16 (Taxes), Section 3.17 (Brokers) and Section 3.19 (Transactions with Affiliates).

“Company Incentive Equity Plan” has the meaning set forth in Section 5.17.

“Company IT Systems” means all computer systems, Software and hardware, including peripherals and ancillary equipment, communication systems, interfaces, platforms, servers, network equipment and any associated proprietary materials, user manuals and other related documentation, including any outsourced systems and processes, in each case, relied on, owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to or used by any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated under this Agreement in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the Original Date from or related to (i) any change or proposed change in or change in the interpretation of any Law or GAAP after the Original Date; (ii) events or conditions generally affecting the industries or geographic areas in which the Group Company operates; (iii) any significant downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) epidemics, pandemics or disease outbreaks (including any escalation or general worsening of any such epidemic, pandemic or disease outbreak, including the COVID-19 virus) and provided further that the Pre-Closing Demerger shall not be deemed to amount to a Company Material Adverse Effect.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Offerings” means any and all products or services offered, licensed, provided, sold, distributed, made available or otherwise exploited by or for any Group Company, and any and all products or services under active design or development (or already designed or developed) by or for any Group Company to be released within the next 3 months, including all versions and releases of the foregoing.

“Company Ordinary Shares” means the shares in the capital of the Company, designated as “Ordinary Shares” pursuant to the Articles of Association of the Company and for all matters relating to the period before the Pre-Closing Demerger shall refer to such shares designated as “Ordinary Shares” of the Original Company and for all matters relating to the period from and after the Demerger Completion shall refer to such shares designated as “Ordinary Shares” of the New Company.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned by the Group Companies.

“Company Post-Closing Representation” has the meaning set forth in Section 8.19(b).

“Company Pre-IPO Articles of Association” has the meaning set forth in Section 2.01(a).

“Company Public Warrant” means each warrant to purchase one Company Share at an issue price of $11.50 per share.

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is registered to any Group Company or the subject of an application for registration in the name of any Group Company.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Related Party Transactions” has the meaning set forth in Section 3.19.

“Company Reorganization” has the meaning set forth in the recitals.

“Company Reorganization Date” has the meaning set forth in Section 2.1(a).

“Company Securities” means, collectively, the Company Shares and the Company Public Warrants.

“Company Series A Shares” means the series A preferred shares in the capital of the Company, designated as “Series A Shares” pursuant to the Articles of Association of the Company and for all matters relating to the period before the Pre-Closing Demerger shall refer to such shares designated as “Series A Shares” of the Original Company and for all matters relating to the period from and after the Demerger Completion shall refer to such shares designated as “Series A Shares” of the New Company.

“Company Shareholder Agreement” means the Shareholder Deed, dated as of December 18, 2018, between the Original Company and certain Original Company Shareholders, or such shareholder agreement as may apply in relation to the New Company after the Demerger Completion.

“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time at or prior to the Closing.

“Company Shares” means, collectively, the Company Series A Shares and the Company Ordinary Shares.

“Company Share Value” means $10.00.

“Company Software” means all Software owned by or licensed to a Group Company.

“Confidentiality Agreement” means that certain mutual non-disclosure agreement, dated as of August 8, 2021, by and between the Company and Armada.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, waiting period expiration or termination, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person, including without limitation with respect to any applicable Antitrust Laws.

“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement (whether written or oral).

“Controlled Function” means a controlled function for the purposes of section 59 of FSMA as specified in the FCA Handbook (as applicable) from time to time.

“Copyleft License” means any license of Intellectual Property that provides, as a condition to the use, modification or distribution of such licensed Intellectual Property, that such licensed Intellectual Property, or any other Intellectual Property that is incorporated into, derived from, based on, linked to, or used or distributed with such licensed Intellectual Property, be licensed, distributed, or otherwise made available: (a) in a form other than binary or object code (e.g., in source code form); (b) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification of any of the foregoing Intellectual Property; or (c) without a license fee. “Copyleft Licenses” include the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means SARS-CoV-2 or COVID-19 (and all related strains and sequences), and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Creator” has the meaning set forth in Section 3.13(h).

“Demerger Completion” has the meaning set forth in the introductory paragraph to this Agreement.

“Determination Notice” has the meaning set forth in Section 2.8.

“DBLP New Shares” means the 27,246,461 Company Shares issued to DBLP Sea Cow Limited on 30 November 2022 such number being adjusted in consequence of the Pre-Completion Demerger and the Company Reorganisation to be such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.

“Employee Benefit Plan” means each equity or equity-based compensation, retirement, pension, enhanced redundancy, savings, profit sharing, bonus, commission, overtime, incentive, severance, separation, employment, change in control, retention, deferred compensation, medical, retiree or post-termination health or welfare, salary continuation, fringe or other compensatory plan, program, policy agreement arrangement or Contract that any Group Company maintains, sponsors or contributes to (or is required to contribute to), or under or with respect to which any Group Company has or could reasonably expect to have any Liability.

“Employment Agreements” has the meaning set out in Section 5.18(a).

“Enterprise Value” means $1,600,000,000.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.3(b).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.6(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.6(a).

“Exchange Ratio” means an exchange ratio of one (1) Company Share for every one (1) Armada Share.

“Existing Shares” means those Company Shares originally in issue at the Original Date and being after the Demerger Completion such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation and for the avoidance of doubt excluding (i) the Additional Issuances and (ii) the Newly Issued Shares;

“Export Control Laws” means any Law or Order related to import and export controls administered and enforced by the European Union, the United Kingdom or United States, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations such other controls administered by the U.S. Customs and Border Protection.

“FCA” means the UK Financial Conduct Authority, the Payment Services Regulations 2017, the Financial Services and Markets Act 2000 or any similar, successor or replacement authority which takes on any or all of the rights and responsibilities thereof.

“FCA Handbook” means the Handbook of Rules and Guidance published by the FCA (as amended from time to time).

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“FSMA” means the UK Financial Services and Markets Act 2000 and any legislation and regulation made thereunder, all as amended from time to time.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.K. private limited company are its memorandum and articles of association, the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association, and the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation (or analogous document) and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership (or analogous document), the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation (or analogous document).

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private) whether supernational, national regional or local.

“Group Company” and “Group Companies” means, collectively, the Original Company and its Subsidiaries or, after the Demerger Completion, the New Company and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses, and breakage of prepayment penalties or premiums that are payable arising under or in respect of (a) indebtedness for borrowed money (including the current portion thereof), (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (calculated assuming the maximum amount payable with respect thereto, whether or not contingent), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn (e) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, in each case, to the extent of the liability in respect of such arrangement as of such time, (f) amounts owed to any holder of equity securities of the Group Companies or to such holder’s Affiliates (other than (1) amounts solely between or among the Group Companies and (2) liabilities under ordinary course of business commercial arrangements, salary, wages and bonuses), and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Indemnification Deed” has the meaning set forth in Section 5.14(f).

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising in any jurisdiction or under any international convention, including all (a) patents and patent applications, rights in inventions industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, get-up, domain names and URLs, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing; (c) copyrights and works of authorship, database and design rights, rights in data, and other sui generis rights, mask work rights and moral rights, rights to sue for passing off and in unfair competition, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing; (d) rights of privacy and publicity, including rights to the use of names, likenesses, images, voices, signatures and biographical information of real perIs; (e) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; (f) rights in or to Software or other technology; and (g) rights in opposition proceedings and any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in Section 5.5(a).

“Investment Company Act” means the Investment Company Act of 1940.

“Investor Rights Agreement” has the meaning set forth in the recitals.

“IPO” has the meaning set forth in Section 8.18.

“ITEPA” has the meaning set forth in Section 3.16(r).

“Key Company Shareholder” means all Company Shareholders that are (a) executive officers, directors, affiliates or founders of the Company or the Company Subsidiaries, including each of their respective family members and (b) 5% or greater holders of voting equity securities of the Company.

“Key Employees” means Dan Wagner, Arthur Yao, Sauvik Banerjjee, Peter Vesco, Salman Ahmed, Mark Turner and Richard Burchill.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, Order, judgment, injunction, award, decree, writ, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter including without limitation, any provisions of FSMA, the principles, regulations, rules or guidance set out in the

FCA Handbook, any directive or regulation of the European Parliament and of the Council relating to financial services (as amended from time to time) and any legislation, law or regulation made, or relating to the implementation of, any directive or regulation of the European Parliament and of the Council relating to financial services (including, without limitation, any equivalent or similar law, rule or regulation implemented in the United Kingdom as a result of its withdrawal from the European Union) or in any other county in which a Group Company is incorporated, has any presence or provides any services or carries on any activities, in all cases as amended from time-to-time.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Loan Agreements” has the meaning set forth in the introductory paragraph to this Agreement.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6.

“Measurement Time” means 12:01 a.m. Eastern Time on the Closing Date.

“Merger” has the meaning set out in Section 2.1(b).

“Merger Closing” has the meaning set out in Section 2.1(c).

“Merger Closing Date” has the meaning set out in Section 2.1(c).

“Merger Effective Time” has the meaning set out in Section 2.1(d).

“NASDAQ” means The Nasdaq Stock Market.

“NASDAQ Proposal” has the meaning set forth in Section 5.8.

“Newly Issued Shares” means (i) those 163,265 Company Shares which were issued by the Original Company to Igor Lychagov on 25 January 2023, (ii) 612,245 Company Shares issued to Bradley Wickens on 7 December 2022, (iii) 612,245 Company Shares issued to Apeiron Investment Group Limited on 7 December 2022 and (iv) those 816,326 Company Shares issued to Jeremy San on 16 November 2022 and the references to the numbers of shares in (i), (ii), (iii) and (iv) shall be after the Pre-Closing Demerger and the Company Reorganisation to such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.).

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity having jurisdiction over such matter.

“Original Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Original Company Ordinary Shares” means the shares of £0.0001 each in the capital of the Company, designated as “Ordinary Shares” pursuant to the Articles of Association of the Original Company.

“Original Company Series A Shares” means the series A preferred shares of £0.0001 each in capital of the Original Company, designated as “Series A Shares” pursuant to the Articles of Association of the Original Company.

“Original Company Shareholders” means, collectively, the holders of Original Company Shares as of any determination time prior to the Closing.

“Original Company Shares” means, collectively, the Original Company Series A Shares and the Original Company Ordinary Shares.

“Other Closing Company Financial Statements” has the meaning set foI in Section 3.4(c).

“Owned Real Property” has the meaning set forth in Section 3.18(a).

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, consents, filings, licenses, registrations, permits, easements, Orders, franchises, qualifications, rulings, waivers, variances, certificates, or other form of permission, consent, exemption or authority issued, granted, given or otherwise made available by or under the authority of any Governmental Entity, including without limitation, any Permits issued or granted by or under the FCA, any Permits issued any other countries in which any Group Company is incorporated, has any presence or provides any services or carries on any activities, or any Permits issued or granted by another Governmental Entity in the European Union pursuant to any applicable Law (including, without limitation, Part 4A of FSMA), directive or regulation of the European Parliament and of the Council relating to financial services (as amended from time to time) and any legislation, law or regulation made, or relating to the implementation of, any directive or regulation of the European Parliament and of the Council relating to financial services (including, without limitation, any equivalent or similar law, rule or regulation implemented in the United Kingdom as a result of its withdrawal from the European Union), in all cases as amended from time-to-time.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, as applicable, (b) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, as applicable, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information that (a) can, alone or when combined with other information, identify a natural person, or (b) is otherwise subject to applicable Laws or any privacy policies of the Company governing personal information.

“PIPE Financing” has the meaning set forth in the recitals.

“PIPE Investors” has the meaning set forth in the recitals.

“PIPE Subscription Agreement” has the meaning set forth in the recitals.

“Plan Authorized Shares” has the meaning set forth in Section 5.17.

“Plan of Merger” has the meaning set forth in Section 2.1(d).

“Pre-Closing Armada Shareholders” means the holders of Armada Shares as of any time prior to the Closing.

“Pre-Closing Demerger” has the meaning set forth in the introductory paragraph to this Agreement.

“Pre-Closing Reorganization” has the meaning set forth in Section 2.1(b).

“Previously-owned Land and Buildings” has the meaning set forth in Section 3.18(d).

“Privacy Laws” means all applicable laws in any jurisdiction relating to privacy or the processing or protection of personal data, including (without limitation) the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”), the UK Data Protection Act 2018, the GDPR as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018, and the e-Privacy Directive (2002/58/EC), and including any predecessor, successor or implementing legislation in respect of the foregoing, and any amendments or re-enactments of the foregoing.

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, investigation, demand, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Promised Options” has the meaning set forth in Section 6.2(n).

“Prospectus” has the meaning set forth in Section 8.18.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Public Warrant” means each warrant to purchase one Armada Share at an issue price of $11.50 per share, which are listed on the NASDAQ under the ticker symbol “AACIW.”

“Real Property Leases” means all leases, sub-leases, licenses, concessions or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property (including, without limitation, all amendments, extensions, renewals, guaranties, and other agreements with respect thereto).

“Reissued Options” shall mean the options to purchase Company Shares issued following the Closing Date in lieu of the Promised Options.

“Registration Statement / Proxy Statement” means a registration statement on Form F-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a joint proxy statement/prospectus of the Company therein, and a proxy statement of Armada.

“Regulated Group Company” means a Group Company holding a Permit.

“Regulatory Code of Conduct” includes the rules and guidance set out in the code of conduct in the FCA Handbook and related conduct rules and standards.

“Representatives” means with respect to any Person, such Person’s controlled Affiliates and its and such controlled Affiliates’ respective directors, officers, managers, employees, members, owners, accountants, consultants, advisors, attorneys, agents and other representatives.

“Requisite Approvals” means the affirmative approval of an Investor Majority (as defined in the Company Shareholder Agreement) and of the Series A Investor Approval (as defined in the articles of association of the Original Company and of the New Company to be adopted as part of the Pre-Closing Demerger and the passing of special resolutions of the Original Company and the Company to approve and authorize the transactions contemplated in this Agreement, including but not limited to the Pre-Closing Demerger and Pre-Closing Reorganization.

“Reserve Shares” means a number of additional Company Shares to be issued on or after Closing as the board of directors of the Original Company or after the Pre-Closing Demerger the New Company may determine and including (but not limited to) 50,000,000 Company Shares provided that after the Pre-Closing Demerger and the Company Reorganisation the reference to 50,000,000 Company Shares shall be to such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as such number would have represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.

“Restrictive Covenant Agreements” has the meaning set out in Section 5.18(b).

“Rezolve USA Acquisition” has the meaning set forth in Section 5.22.

“Rezolve USA Consideration” has the meaning set forth in Section 5.22.

“Sanctioned Country” means any country or region that is targeted by comprehensive export, import, financial or investment embargo under any Sanctions Laws (which currently comprise Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means: (i) any Person included on any restricted party list administered by the European Union, the United Kingdom, or the United States, including, without limitation, the UK Consolidated List of Financial Sanctions Targets, the Consolidated List of Persons, Groups, or Entities Subject to EU Financial Sanctions, and the U.S. Specially Designated Nationals and Block Persons List; (ii) any Person that is ordinarily resident in or organized under the laws of a Sanctioned Country; or (iii) any Governmental Entity of a Sanctioned Country; or (iv) any Person that is owned or controlled by one or more persons described in (i), (ii), or (iii) above.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the Armada Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Security Incident” means actions that result in an actual, cyber or security incident that has an adverse effect on a Company IT System, Personal Data or any Company trade secret (including any processed, stored, or transmitted thereby or contained therein), including an occurrence that jeopardizes the confidentiality, integrity, or availability of a Company IT System, Personal Data or any Company trade secret. A Security Incident includes incidents of security breaches or intrusions, denial of service, or unauthorized entry, access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, or destruction of, any Company IT Systems, Personal Data or Company trade secrets, or any loss, distribution, compromise or unauthorized disclosure of any of the foregoing.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Specified Function” means a function specified for the purposes of section 63E of FSMA in the FCA Handbook (as applicable) from time to time.

“Sponsor” has the meaning set forth in the recitals.

“Sponsor Group” mean the Sponsor and each of its members, directors and officers and each of the directors and officers of Armada.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the limited liability company, partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall have the right to appoint a majority of the Board of Directors of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Surviving Entity” has the meaning set forth in Section 2.1(b).

“Surviving Entity Governing Documents” has the meaning set forth in Section 2.1(g).

“Tax” means any U.S. federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection, imposition or administration of Taxes or Tax Returns.

“Tax Consolidation” means any fiscal unity or Tax consolidation arrangement between two or more companies the effect of which is to treat those companies as a single entity for any Tax purpose.

“Tax Return” means returns, declarations, reports, claims for refund, information returns, elections, disclosures, statements, or other documents (including any related or supporting schedules, attachments, statements or information, and including any amendments thereof) filed or required to be filed with a Tax Authority in connection with, or relating to, Taxes.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Total Pool Percentage” means a number of Company Shares equal to five percent (5%) of the fully diluted issued and outstanding Equity Securities of the Company as of the Closing or such larger percentage as increased pursuant to Section 5.17(b) .

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Support Agreements” has the meaning set forth in the recitals.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, notarial fees and other similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.10.

“Trustee” has the meaning set forth in Section 4.10.

“Unaudited Financial Statements” has the meaning set forth in Section 3.4(a).

“Unpaid Armada Expenses” means the Armada Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Waiving Parties” has the meaning set forth in Section 8.19(a).

“Wickens New Shares” means the 850,000 Company Shares issued to Bradley Wickens on 30 November 2022 such number being adjusted in consequence of the Pre-Completion Demerger and the Company Reorganisation to be such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.

“Written Consent” has the meaning set forth in Section 5.21.

ARTICLE II

TRANSACTIONS

Section 2.1 Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur:

(a) Company Reorganization. On the first Business Day following the satisfaction (or, to the extent permitted by applicable Law, waiver in writing) of the conditions set forth in Article VI (other than those conditions that by their terms or nature can only be satisfied at or following the Company Reorganization, at the Merger Closing or at the Closing, as applicable), or on such other date and at such place or time as may be agreed to in writing by Armada and the Company (the “Company Reorganization Date”), the Company Shareholders and the Company shall effect the Company Reorganization, pursuant to the terms and subject to the conditions set forth in this Agreement, and the other documents and agreements contemplated thereby. In connection with the Company Reorganization and the Merger (as defined below), the Company Shareholders shall: (i) approve the adoption by the Company of the Memorandum and Articles of Association of the Company attached as Exhibit C (the “Company Pre-IPO Articles of Association”) to take effect upon re-registration of the Company as a public limited company; and (ii) approve the adoption by the Company of the Memorandum and Articles of Association of the Company attached as Exhibit C1 (the “Company Articles of Association”), to become automatically effective on Closing. Notwithstanding anything to the contrary contained herein, no fraction of a Company Security will be issued by the Company by virtue of the Company Reorganization or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Company Security (after aggregating all fractional Company Securities that would otherwise be received by such Person) shall instead have the number of Company Securities issued to such Person rounded down in the aggregate to the nearest whole Company Security. It is agreed that (i) the Reserve Shares are to be issued on or after Closing and Additional Issuances may to the extent not already issued, be issued at any time; (ii) any Additional Issuances are to be dilutive of all holders of Equity Securities in the Company from time to time including on Closing and including Armada, any of its equity holders or any of their respective affiliates but subject in the case of the Additional Issuances to the final sentence of Section 5.17(a); (iii) any Company Shareholder’s holding of Company Shares issued pursuant to the Additional Issuances, or Reserve Shares or as otherwise envisaged in this Agreement shall be additional to his ASC Holding (iv) the conversion of the ANY Deferred Shares into Company Ordinary Shares shall occur on the terms of the ANY Agreement on or after Closing and (iv) for the avoidance of doubt any Company Shares issued after Closing (including without limitation the Reserve Shares) shall be dilutive of all holders of Equity Securities in the Company.

(b) The Merger. Subject to the continuing satisfaction (or, to the extent permitted by applicable Law, waiver in writing) of the conditions set forth in Article VI (other than those conditions that by their terms or nature can only be satisfied at the Merger Closing or the Closing, as applicable), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Merger Effective Time, Rezolve Merger Sub shall be merged with and into Armada (the “Merger” and, together with the Company Reorganization, the “Pre-Closing Reorganization”), whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger (Armada, as the surviving company (as defined in the DGCL) in the Merger, sometimes being referred to herein as the “Surviving Entity”).

(c) Merger Closing. The closing of the Merger (the “Merger Closing”) shall take place on the Merger Closing Date. The date on which the Merger Closing actually takes place is referred to as the “Merger Closing Date.”

(d) Merger Effective Time. On the Merger Closing Date, Armada and Rezolve Merger Sub shall (i) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in the form as agreed to by the Parties at least five (5) Business Days prior to the Merger Closing Date, to be duly executed and filed with the Secretary of State of the State of Delaware and (ii) make any other filings, recordings or publications required to be made by Armada or Rezolve Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective on the date and at the time of the filing of the Plan of Merger, in accordance with the DGCL (which the Parties agree shall be deemed effective as of 12:01 a.m. eastern standard time on the Merger Closing Date) (such date and time being hereinafter referred to as the “Merger Effective Time”).

(e) Effects of the Merger. At the Merger Effective Time, the Merger shall have the effects specified in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of Armada and Rezolve Merger Sub shall immediately vest in the Surviving Entity and the Surviving Entity shall be liable for and subject in the same manner as Armada and Rezolve Merger Sub to all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Armada and Rezolve Merger Sub in accordance with the DGCL and as provided in this Agreement (including the Contracts entered into by Armada in connection with the IPO).

(f) Directors and Officers. The directors and officers of Armada as of immediately prior to the Merger Effective Time shall be the directors and officers of the Surviving Entity upon the Merger Effective Time until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the Certificate of Incorporation of the Surviving Entity.

(g) Surviving Entity Governing Documents. Without any further action on the part of Armada or Rezolve Merger Sub, the Certificate of Incorporation and Bylaws of Rezolve Merger Sub shall be the Governing Documents of the Surviving Entity (the “Surviving Entity Governing Documents”) at the Merger Effective Time, except that references therein to Rezolve Merger Sub shall be treated as references to the Surviving Corporation.

(h) Treatment of Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of Armada or Rezolve Merger Sub or the holders of any securities of Armada:

(A) Each Armada Unit issued and outstanding immediately prior to the Merger Effective Time shall be cancelled in exchange for one (1) Company Share and one half of a Company Public Warrant and if any holder has any entitlement to a fraction of a Company Share or Company Public Warrant upon the exchange of all the Armada Units so held by him then that fraction shall be rounded down;

(B) Each Armada Share issued and outstanding immediately prior to the Merger Effective Time shall be cancelled in exchange for one (1) Company Share and if any holder has any entitlement to a fraction of a Company Share upon the exchange of all the Armada Shares so held by him then that fraction shall be rounded down; and

(C) Each Public Warrant issued and outstanding immediately prior to the Merger Effective Time shall be exchanged for one (1) Company Public Warrant (or fraction thereof, as applicable and if any holder has any entitlement to a fraction of a Company Public Warrant upon the exchange of all the Public Warrants so held by him then that fraction shall be rounded down) and shall thereupon be deemed terminated and no longer outstanding.

(i) Pursuant to the terms of the Public Warrants, each of the Company Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Public Warrants, except that they shall represent the right to acquire Company Shares in lieu of Armada Shares.

(j) From and after the Merger Effective Time, all Armada Shares, Armada Units and Public Warrants shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of an Armada Share, Armada Unit or Public Warrant shall cease to have any rights with respect thereto, which shall have been exchanged in accordance with Section 2.1(h).

Section 2.2 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the Merger Closing Date, immediately prior to the Merger Effective Time, electronically by exchange of the closing executed deliverables. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.3 Closing Statement; Aggregate Transaction Proceeds

(a) At least five (5) Business Days prior to the anticipated Closing Date, Armada shall deliver to the Company a statement (the “Armada Closing Payments Statement”) setting forth (i) Armada’s good faith calculation of the Aggregate Transaction Proceeds, including each subcomponent thereof, and reasonably detailed supporting documentation therefor, and (ii) Armada’s good faith calculation, together with reasonable supporting detail of the amount of Unpaid Armada Expenses (together with invoices evidencing any Unpaid Armada Expenses payable to third parties), calculated in a manner consistent with the applicable definitions and amounts contained in this Agreement. Notwithstanding the foregoing, Armada may update the Armada Closing Payments Statement if any of the calculations or amounts shown therein are incorrect as a result of changes in the number of Armada shareholders participating in the Armada Shareholder Redemption or changes in the Aggregate Closing PIPE Proceeds, and in such event all of the calculations derived from the Armada Closing Payments Statement, shall be updated for all purposes under this Agreement prior to the Closing. Prior to the Armada Shareholders Meeting after the final date for delivery of redemption notices with respect to Armada Shares, Armada shall advise the Company of the number of Armada Shares with respect to which valid requests for redemption were received prior to such final date and not validly withdrawn.

(b) At least three (3) Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to Armada (i) an estimated consolidated balance sheet of the Group Companies as of the Measurement Time (the “Estimated Closing Balance Sheet”), and (ii) a statement (the “Closing Statement”) setting forth the Company’s good faith calculation, together with reasonable supporting detail, of the amount of Unpaid Company Expenses (together with invoices evidencing any Unpaid Company Expenses payable to third parties) and Unpaid Armada Expenses, in each case, calculated in a manner consistent with the applicable definitions and amounts contained in this Agreement and with the Armada Closing Payments Statement.

(c) From and after delivery of the Armada Closing Payments Statement, Estimated Closing Balance Sheet, and the Closing Statement until the date the Armada Closing Payments Statement, Estimated Closing Balance Sheet, and the Closing Statement are deemed final pursuanIo this Section 2.3(c), each Party shall (i) provide the other Party and its Representatives with reasonable access during reasonable times during normal business hours and upon reasonable prior notice to the books and records of the Group Companies or Armada (as applicable) and to senior management personnel of the Group Companies or Armada (as applicable), in each case to the extent reasonably requested by a Party or any of its Representatives in connection with their review of the Armada Closing Payments Statement, Estimated Closing Balance Sheet, and the Closing Statement, (ii) cooperate with the other Party and its

Representatives in connection with their review of the Armada Closing Payments Statement, Estimated Closing Balance Sheet and the Closing Statement and (iii) consider in good faith any potential adjustments raised by the other Party to the Armada Closing Payments Statement, Estimated Closing Balance Sheet, and the Closing Statement and make any corresponding changes to the Armada Closing Payments Statement, Estimated Closing Balance Sheet, and the Closing Statement agreed to by the Company or Armada, as applicable, no later than one (1) Business Day prior to the Closing. Absent manifest error, for all purposes under this Agreement, the final, binding and conclusive calculations of the Armada Closing Payments Statement, Estimated Closing Balance Sheet and the Closing Statement shall be those reflecting the adjustments (if any) made pursuant to clause (I) of this Section 2.3(c).

Section 2.4 [Reserved].

Section 2.5 Promissory Note; Closing Date Cash Payments and Uses.

(a) At the Closing, the Surviving Company shall loan all remaining cash in the Trust Account distributed to Armada to the Company in exchange for a promissory note issued by the Company to Armada substantially in the form attached hereto as Exhibit D (the “Promissory Note”).

(b) Subject to the satisfaction or waiver in writing of the conditions set forth in Article VI (other than those conditions that by their terms or nature can only be satisfied at Closing, but subject to the satisfaction or waiver in writing of those conditions), at the Closing and in consideration for the transactions contemplated herein, the Parties shall disburse all Aggregate Transaction Proceeds in the following order of priority:

(i) first, the Company shall pay, at the Closing, (i) on behalf of the Group Companies, all Unpaid Company Expenses and (ii) on behalf of Armada, all Unpaid Armada Expenses, in each case, by wire transfer of immediately available funds on behalf of the Persons that incurred such Unpaid Armada Expenses and Unpaid Company Expenses or by whom such Unpaid Armada Expenses and Unpaid Company Expenses are payable; and

(ii) second, any remaining amount of Aggregate Transaction Proceeds shall be funded as primary capital to the Company or its Subsidiaries (including for working capital, growth and other general corporate purposes).

Section 2.6 Exchange Procedures.

(a) Exchange Agent. As promptly as reasonably practicable following the Original Date, but in no event later than fifteen (15) Business Days prior to the Merger Closing Date, the Company and Armada shall appoint an exchange agent reasonably acceptable to the Company and Armada (the “Exchange Agent”) (it being understood and agreed, for the avoidance of doubt, that Continental Stock Transfer & Trust Company (or any of its Affiliates) shall be deemed to be acceptable to the Company and Armada) and enter into an exchange agent agreement (the “Exchange Agent Agreement”) with the Exchange Agent for the purpose of facilitating the transactions contemplated by this Agreement (including the provisions of any information, or the entry into of any agreements or documentation, necessary or advisable, as determined in good faith by Armada or the Company, or otherwise required for the Exchange Agent to fulfill its duties as the Exchange Agent in connection with the transactions contemplated hereby).

(b) Merger Exchange Procedures. The Exchange Agent Agreement shall provide that the Exchange Agent shall in conjunction with the registrar to the Company immediately upon the Merger Effective Time, update the register of members of the Company to reflect the Merger based on the register of members of Armada immediately prior to the Merger. In furtherance of the foregoing, as promptly as practicable after the Merger Closing, the Company shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Armada Units (if any), Armada Shares, and Public Warrants a request for each such holder to surrender its certificates or any applicable instruction letter, broker letter or other verification or evidence of title to such Armada Units (if any), Armada Shares, and Public Warrants or an affidavit with suitable bond or indemnity in respect thereof. Within two (2) Business Days after the Merger Effective Time (but in no event prior to the Merger Effective Time) the holder of such Armada Units, Armada Shares, and Public Warrants, as applicable, shall be entitled to receive, and the Company shall cause the Exchange Agent to deliver, respectively, evidence in book-entry form of the Company Shares, and the Company Public Warrants issued to such holders in accordance with the provisions of Section 2.1(h) and this Section 2.6(b).

Section 2.7 Withholding. Armada, the Group Companies and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld or deducted, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding) to the extent permitted by applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP

COMPANIES

For the purposes of this Article III, so far as the context requires, where a warranty and/or representation is given in respect of a Group Company, a reference to any legal term for any action, remedy, procedure, judicial proceeding, legal document, legal status or legal concept shall be deemed to include what most nearly approximates in the relevant jurisdiction for the Group Company in question. Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, (i) the Original Company represented and warranted to Armada as of the Original Date (other than as to Sections 3.1(b) and 3.1(d) and represents and warrants to Armada as of the Second Amendment Date and (ii) the New Company shall represent and warrant to Armada of the Closing as set out in this Article III.

In respect of the representations and warranties given by the Original Company to Armada as of the Original Date and as of the Second Amendment Date, all references to “Company” in this Article III should read as the “Original Company” on the basis the Pre-Closing Demerger had not occurred on the Original Date or the Second Amendment Date, including that the New Company was not incorporated on the Original Date. In respect of the representations and warranties to be given by the New Company to Armada as of the Closing, then assuming the Demerger Completion will have then occurred they are given as at the Closing by the New Company on the basis that the Pre-Closing Demerger will have occurred prior to Closing and that the Original Company will have ceased to be a Group Company prior to Closing and that accordingly references to the Company, the Group and a Group Company refer to the New Company and its subsidiaries after the Demerger Completion save to the extent that any of the representations and warranties refer back to the position as at the Original Date or before the Demerger Completion in which case they shall refer to the Original Company and the Group (or a Group Company) consisting of the Original Company and its subsidiaries.

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not be material to the Company, any of its Subsidiaries or the Business.

(b) As of Closing and conditional upon completion of the Pre-Closing Demerger, the New Company will be the parent company of the Group and the Original Company will have ceased to be a Group Company.

(c) True and complete copies of the Governing Documents of the Original Company and the Company Shareholder Agreement have been made available to Armada, in each case, as amended and in effect as of the Original Date. The Governing Documents of the Original Company and the Company Shareholder Agreement are in full force and effect so far as it relates to the Original Company, and the Original Company is not in material breach or material violation of any provision set forth in its Governing Documents or the Company Shareholder Agreement.

(d) As of Closing true and complete copies of the Governing Documents of the New Company have been made available to Armada, the Governing Documents of the New Company are in full force and effect, and the New Company is not in material breach or material violation of any provision set forth in its Governing Documents.

(e) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not be material to the Company, any of its Subsidiaries or the Business.

Section 3.2 Capitalization of the Group Companies.

(a) Except for any changes to the extent permitted by Section 5.1(b) or resulting from the issuance, grant, transfer or disposition of Equity Securities of the Company in accordance with Section 5.1(b), Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, and (ii) the identity of the Persons that are the record owners thereof.

(b) All of the Equity Securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company, the Company Shareholder Agreement or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. The Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. Except as set out in the Company Shareholder Agreement and the Governing Documents of the Company, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities.    All of the Equity Securities of the Company have been issued in accordance with all applicable Securities Laws, and are not issued in breach or violation of any preemptive rights or Contract. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the equity holders of Company on any matter. No issued and outstanding shares of any of the Equity Securities of Company are held in treasury.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record owners thereof. There are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company. All of the Equity Securities of each Subsidiary of the Company have been issued in accordance with all applicable Securities Laws, and are not issued in breach or violation of any preemptive rights or Contract. No Subsidiary of the Company has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the members of such Subsidiary of the Company on any matter. No issued and outstanding shares of any of the Equity Securities of any Subsidiary of the Company are held in treasury.

(d) Except as set forth in Section 3.2(d), none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(e) Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies.

(f) Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies that is material to the business of the Group Companies taken as a whole as of the Original Date (being where the Indebtedness for a single item is in excess of £200,000 and/or where accumulated Indebtedness owed to a certain party is in excess of £200,000), including the principal amount of such Indebtedness, the outstanding balance as of the Original Date, and the debtor and the creditor thereof.

Section 3.3 Authority.

(a) The Company has the requisite corporate authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the Original Date, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. The execution, delivery and performance by the Company of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions have been (as relates to this Agreement) or will be (as relates to the Ancillary Documents) validly authorized and approved by all requisite entity, stockholder, shareholder and member action and no other proceeding on the part of the Company or any of its members is necessary to authorize this Agreement or any Ancillary Document to which it is or will be a party subject to the exceptions set out in Section 3.5(a). This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(b) The board of directors of the Company, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Pre-Closing Reorganization are fair to and in the best interests of the Company, its stockholders and its Subsidiaries and most likely to promote the success of the Company for the benefits of its members taken as a whole, (b) approved this Agreement and the Pre-Closing Reorganization and the Pre-Closing Demerger and declared their advisability, and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Pre-Closing Reorganization and directed that this Agreement and the transactions contemplated hereby (including the Pre-Closing Reorganization) (collectively, the “Transactions”) be submitted for consideration by the Original Company’s stockholders. The Requisite Approvals (collectively, the “Company Stockholder Approval”) are the only votes of the holders of any class or series of capital stock of the Original Company or the New Company (as appropriate) necessary to adopt this Agreement and approve the Transactions together with in the case of the Pre-Completion Demerger the approval of the liquidator of the Original Company and such further approvals, court orders or proceedings as may be required by statute and subject to the provisions of sections 110 to 116 Insolvency Act 1986. The Written Consent, if executed and delivered, would qualify as the Company Stockholder Approval for the Transactions (but not the Pre-Closing Demerger)_and subject as aforesaid no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions (other than the Pre-Closing Demerger). For the purpose of the Pre-Closing Demerger it is noted that

(i) the approval of a special resolution is required to wind up the Original Company and a separate special resolution under section 110(3) (a) of the Insolvency Act 1986 is also required;

(ii) the approval of the liquidator of the Original Company; and

(iii) the Pre-Closing Demerger is subject to the provisions of statute including without limitation sections 110 to 116 Insolvency Act 1986.

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to Armada true, correct and complete copies of (i) the audited consolidated balance sheet of the Group Companies (as measured at each of the financial position dates) as of December 31, 2020, December 31, 2021, and December 31, 2022 and related consolidated profit and loss accounts, statements of changes in equity and statements of cash flows, with the related notes and schedules required by GAAP for the fiscal year then ended and an accompanying audit report (the “Audited Financial Statements”), and (ii) the unaudited condensed, consolidated balance sheet of the Group Companies as of March 31, 2023 (the “Latest Balance Sheet”) and related unaudited condensed, consolidated profit and loss account, statement of changes in equity and statement of cash flows with the selected note disclosures for the period then ended, and include comparative interim statements for the same period in the prior fiscal year (except that the requirement for the comparative balance sheet information may be met by presenting the year-end balance sheet) (the “Unaudited Financial Statements” and the Unaudited Financial Statements, together with the Audited Financial Statements, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedules. The Unaudited Financial Statements shall all be prepared in accordance with GAAP.

(b) The Financial Statements (including the notes thereto) (A) were prepared in accordance with applicable laws using the accounting policies, principles, estimation techniques, measurement bases, practices and procedures as the Group Companies have used historically on a consistent basis; (B) in relation to the Audited Financial Statements (i) comply with accounting standards in force at the date to which they were prepared; and (ii) in relation to the Audited Financial Statements give a true and fair view of the assets and liabilities and state of affairs of the relevant Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) as of the relevant date to which they are made up and of the profit or loss and cash flows the relevant Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) for the financial year or other period ended on the date to which they are made up; and (C) in relation to the Unaudited Financial Statements, (i) have been prepared with due care and attention and on a basis consistent with that used in preparing the Audited Financial Statements and (ii) are not misleading and give a fair view of the assets and liabilities of the relevant Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) as of the relevant date to which they are made up.

(c) Each of (x) the audited consolidated balance sheets of the Group Companies as of December 31, 2020, December 31, 2021 and December 31, 2022 and related consolidated statements of comprehensive income, statement of changes in equity and statement of cash flows for the period from 1 January 2021, to 31 December 2022 and the fiscal years then ended with the related notes and schedules required by GAAP for the fiscal year then ended (the financial statements described in this clause (x), “Closing Company Audited Financial Statements”), when delivered following the Original Date in accordance with Section 5.16 and (y) the other financial statements or similar reports required to be included in the Registration Statement / Proxy Statement or any other filings to be made by the Group Companies with the SEC in connection with the transactions contemplated in this Agreement or any other Ancillary Document (the financial statements described in this clause (y), the “Other Closing Company Financial Statements”), when delivered following the Original Date in accordance with Section 5.16, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject to, in the case of any unaudited financial statements, normal year end audit adjustments (none of which are expected to be material, individually or in the aggregate) and the absence of notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations, stockholders’ deficit and cash flows of the Group Companies as at the date thereof and for the period indicated therein (subject to, in the case of any unaudited financial statements, normal year end audit adjustments (none of which are expected to be material, individually or in the aggregate)), (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and will contain an unqualified report of the Company’s auditors with respect to such financial statements in accordance with PCAOB standards, and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date of such delivery (including Regulation S-X or Regulation S-K, to the extent applicable).

(d) The Company does not have any Liabilities except (i) as set forth as a liability or a contra-asset on the face of the Latest Balance Sheet or expressly disclosed in the Financial Statements or the accounts for the Company and its subsidiaries as included in the Registration Statement or (ii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance by the Company of its covenants or agreements in this Agreement or any Ancillary Document to which it is or will be a party or the consummation of the transactions contemplated hereby or thereby or (iii) any Liability incurred in the ordinary course of business .

(e) No Indebtedness for borrowed money of any Group Company is due and payable and no security over any of the assets of any Group Company is now enforceable, whether by virtue of the stated maturity date of the Indebtedness having been reached or otherwise; and no Group Company has received any written notice (whose terms have not been fully complied with and/or carried out) from any creditor of that Group Company, intimating the enforcement of any security which it may hold over any assets of that Group Company.

(f) The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements and the Closing Company Audited Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate in all material respects and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(g) Since January 1, 2016, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or any other Person is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) such filings with and approvals of NASDAQ to permit the Company Securities to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on NASDAQ, (iii) such filings and approvals required in connection with the Pre-Closing Demerger and the Pre-Closing Reorganization, (iv) with respect to the adoption of the Company Pre-IPO Articles of Association and the Company Articles of Association, either (a) the passing of a special resolution of the Company at a duly convened general meeting of the Company or (b) the passing of a special resolution of the Company by a written resolution of the holders of Company Shares by members representing at least 75% of the total voting rights of eligible members entitled to vote on such matter (it being understood and agreed that such vote shall have been obtained prior to (A) the Company Reorganization Date in the case of the Company Pre-IPO Articles of Association and (B) Merger Effective Time in the case of the Company Articles of Association), or (C) those Consents set forth on Section 3.5 of the Company Disclosure Schedules.

(b) None of the execution or delivery by the Original Company or the New Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Original Company or the New Company of its obligations hereunder or thereunder or the consummation by the Original Company or the New Company of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the relevant Company’s Governing Documents or the Company Shareholder Agreement, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which any relevant Group Company is a party or (B) any Material Permits, (iii) conflict with, violate, or constitute a breach under, any Order or applicable Law to which any relevant Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien (other than any Permitted Liens) upon any of the assets or properties or Equity Securities of any relevant Group Company.

Section 3.6 Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted in compliance with all applicable Laws. Each Material Permit is in full force and effect in accordance with its terms and no written notice of revocation, cancellation, restriction or termination of any Material Permit has been received by any Group Company. The Group Companies (including, for the avoidance of doubt, each of their respective directors, officers, employees, contractors or agents) are in compliance with each Material Permit. No application or notice relating to a Material Permit made by any Group Company or a director, officer, employee, contractor or agent of any Group Company has been refused.

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the Original Date, a party (the Contracts required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, collectively, the “Material Contracts”):

(i) any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than a Permitted Lien) on any material assets or properties of any Group Company in excess of £1,000,000;

(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed £1,000,000;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed £1,000,000;

(iv) any (A) joint venture (equity-based or otherwise), strategic alliance, material profit-sharing, partnership, revenue sharing, Contract or (B) Contract with respect to material Company Licensed Intellectual Property and which in any case accounts for more than 5% of the revenue of the Company in the last 12 months;

(v) any Contract which is material to the business of the Group Companies taken as a whole that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect;

(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) £1,000,000 annually or (B) £10,000,000 over the life of the agreement;

(vii) except for standard indemnification provisions in Contracts entered in the ordinary course of business with customers or suppliers, any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of £1,000,000;

(viii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case in excess of £1,000,000;

(ix) any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(x) any Contract with any Person under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar Intellectual Property Rights;

(xi) each Contract providing for the invention, creation, conception or other development of any Intellectual Property (A) by the Company, any Subsidiary of the Company, for any third party, (B) by any third party for the Company, any Subsidiary of the Company, or (C) jointly by the Company, any Subsidiary of the Company, and any third party;

(xii) each Contract providing for the assignment or transfer of any ownership interest in any Intellectual Property by (A) the Company, any Subsidiary of the Company, to any third party or (B) any third party to the Company, any Subsidiary of the Company other than the grant of licenses in the ordinary course of business;

(xiii) each Contract pursuant to which (A) any right, license, permission, consent or covenant not to sue with respect to any Intellectual Property is granted to the Company or any Subsidiary of the Company, by any third party or (B) any right, license, permission, consent or covenant not to sue with respect to any Intellectual Property is granted by the Company or any Subsidiary of the Company, to any third party, in each case (A) and (B), other than Contracts for any “off-the-shelf”, “shrink-wrap” or “click-wrap” Software that is generally commercially available on standard and unmodified terms for an aggregate fee, royalty or other consideration of no more than £500,000;

(xiv) any Contract (A) governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of £500,000, or (B) providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xv) any Contract (A) for the disposition of any material portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person, or (B) under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation, in excess of £1,000,000;

(xvi) any settlement, conciliation or similar Contract, (A) the performance of which would be reasonably likely to involve any material payments after the Original Date, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or Armada after the Closing); and

(xvii) any Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of £1,000,000 or (B) aggregate payments to or from any Group Company in excess of £10,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than ninety (90) days’ prior written notice.

(b) (i) Each Material Contract is a valid and binding obligation on the applicable Group Company and the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the applicable Group Company and to the Company’s knowledge, the counterparties thereto are not in material breach of, or default under, any Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Material Contract by the applicable Group Company or to the Company’s knowledge, the counterparties thereto. The Company has made available to Armada true and complete copies of all Material Contracts in effect as of the Original Date, including any and all exhibits, schedules and amendments thereto.

Section 3.8 Absence of Changes. During the period beginning on the date of the Latest Balance Sheet and ending on the Second Amendment Date, (a) no Company Material Adverse Effect has occurred, (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, the Group Companies have conducted their businesses in the ordinary and normal course in all material respects, and (c) no Group Company has taken any action set forth in Section 5.1(b).

Section 3.9 Litigation. There is (and since January 1, 2019 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company or any Group Company’s officers, directors, employees, contractors or agents (in their capacity as such) or (in respect of activities performed by a Person on behalf of a Group Company) any Person for whose acts or defaults any Group Company may be vicariously liable which, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole and there are to the Company’s knowledge no existing circumstances likely to give rise to any such Proceeding. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the Original Date, except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, there are no Proceedings by a Group Company pending against any other Person.

Section 3.10 Compliance with Applicable Law. Each Group Company (a) conducts (and since January 1, 2016 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written communications or any other communications from a Governmental Entity which is outstanding and that alleges that such Group Company is not in compliance with any Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, the Group Companies have provided Armada with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered.

(b) There are no pending or, to the Company’s knowledge, threatened, material claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits) that are material to the Group Companies, taken as a whole. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not materially (alone or in combination with any other event) under existing contractual provisions to which the Company is party (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, or (iv) result in the termination of any current director, manager, officer, employee, individual independent contractor or other service provider of any of the Group Companies.

(d) No Key Employee will, as a result of the consummation of the transactions contemplated by this Agreement, and otherwise than as expressly contemplated by this Agreement, be entitled to receive any payment or benefit to which he/she would not otherwise have been entitled or be entitled to treat either such event as amounting to a breach of his/her terms and conditions of employment or treat him/herself as dismissed or released from any obligation.

(e) Each Employee Benefit Plan that is required to be registered with HM Revenue & Customs, has been registered with HM Revenue & Customs. No Employee Benefit Plan has any material unfunded or underfunded Liabilities.    No Benefit Plan in relation to the Group Companies in the UK provides retirement benefits which are not “money purchase benefits” as defined in section 181 of the UK Pension Schemes Act 1993. Each Group Company in the UK: (i) has at all times complied with its auto-enrolment obligations under the UK Pensions Act 2008; (ii) has not at any time employed a member of, or been associated or connected (as defined in section 51(3) of the UK Pensions Act 2004) with an employer which employed a member of, an occupational defined benefit pension scheme; and (iii) has not at any time employed an employee who has a right to pension benefits which are not benefits for old age, invalidity or survivors as a result of the transfer of his contract of employment from another employer under the UK Transfer of Undertakings (Protection of Employment) Regulations 2006.

Section 3.12 Environmental Matters. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole:

(a) None of the Group Companies have received any written communication or other communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation of, or Liability under, any Environmental Laws.

(b) There is (and since January 1, 2016 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company in respect to any Environmental Laws.

(c) No Group Company has manufactured, released, stored or disposed, of, so as to give rise to contamination by, or exposure of any Person to, any Hazardous Substances, in each case in a manner that has given or would give rise to Liabilities of the Group under Environmental Law.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, and (ii) Company Licensed Intellectual Property that is material to the business of the Group Companies, in each case, as of the Second Amendment Date. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the Second Amendment Date (A) the record owner of such item, (B) the jurisdiction(s) in which such item has been issued or registered or filed, and (C) the issuance, registration or application date, as applicable, for such item.

(b) As of the Original Date, all necessary fees and filings due with respect to any Company Registered Intellectual Property have been submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company Registered Intellectual Property in full force and effect. As of the Original Date, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. There are no (and since January 1, 2016 there have been no) material Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property and no such material Proceedings are threatened by any Governmental Entity or any other Person and, to the Company’s knowledge, there are no existing circumstances likely to give rise to any such Proceedings.

(c) A Group Company exclusively, legally and beneficially owns all right, title and interest in and to all material Company Owned Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens) and is not held jointly or in common with any other Person. No Group Company has transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person.

(d) Section 3.13(d) of the Company Disclosure Schedules sets forth a list of all current Contracts for Company Licensed Intellectual Property that are material to the business of the Group Companies as of the Original Date, excluding any licenses to off-the-shelf software.

(e) The applicable Group Company has enforceable rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit (as the case may be) the relevant Company Licensed Intellectual Property to the extent required by the applicable Group Company to conduct its business in the ordinary course, no written notice having been given on either side to terminate the Contracts, and the obligations of all parties to such Contracts have been fully complied with.

(f) The Company Owned Intellectual Property and the Company Licensed Intellectual Property, constitutes all of the material Intellectual Property Rights used by the Group Companies in the operation of their respective businesses, and all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects, and all such Company Owned Intellectual Property and Company Licensed Intellectual Property shall be available for use immediately after the Closing Date by each Group Company on terms and conditions substantially identical to those under which each Group Company owned or used such Company Owned Intellectual Property and Company Licensed Intellectual Property as at the Original Date.

(g) The Company Registered Intellectual Property and the Company Owned Intellectual Property is valid, subsisting and enforceable.

(h) Each Group Company’s directors, employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Company Owned Intellectual Property (each such person, a “Creator”) have agreed or are otherwise legally bound, to maintain and protect the trade secrets and confidential information of all Group Companies. Each Creator has entered into a written agreement with the relevant Group Company pursuant to which such Company Owned Intellectual Property is owned by the relevant Group Company absolutely and all such Creators have waived or assigned to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.

(i) Each Group Company has taken all reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by each Group Company. Without limiting the foregoing, no Group Company has knowingly disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement or other obligation of confidentiality containing appropriate limitations on use, reproduction and disclosure. There has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.

(j) None of the Company Owned Intellectual Property and none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(k) Neither the conduct of the business of the Group Companies offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Owned Intellectual Property infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person and no written notice or allegation that is still outstanding has been received by the Group Companies that the Group Companies are infringing any Intellectual Property Rights of any other Person.

(l) Since January 1, 2016, there is no material Proceeding pending nor has any Group Company received any written communications or any other communications (i) alleging that a Group Company has infringed or misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or other Intellectual Property or consider the applicability of any Patents or other Intellectual Property to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(m) To the Company’s knowledge, no Person is infringing or misappropriating any Company Owned Intellectual Property in any material respect. Since January 1, 2018, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.

(n) No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. No event has occurred, and no circumstance or condition exists at the Original Date that will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(o) No Group Company has used, modified or distributed Open Source Software in a manner that would require any element of the Company Owned Intellectual Property to be disclosed or distributed in source code form, licensed for the purpose of making derivative works, attributable to a third party, restricted from commercial use or redistributable at no or minimal charge.

(p) No Company Software is or has become subject to any Open Source Software license and no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery, or provision of any Company Software or in any Company Offering, in each case, in a manner that subjects any Company Software or Company Offering to any Copyleft License (or that requires or purports to require any Company Person to grant any Intellectual Property License with respect to Patents).

(q) Any written Open Source Software policies of any Group Company are listed in Section 3.13(s) of the Company Disclosure Schedule, and complete and accurate copies thereof have been delivered to Armada.

(r) There has been no material deviation from or violation of such policies with respect to Open Source Software by the Company.

(s) Except as disclosed in Section 3.13(u) of the Company Disclosure Schedule, no Group Company nor any of their employees (in their capacity as such) is a contributor, committer or submitter with respect to any open source projects.

Section 3.14 Labor Matters.

(a) Section 3.14(a) of the Company Disclosure Schedules sets forth a true and complete list of all employees, independent contractors and other service providers of each Group Company as of November 30, 2021. The Group Companies have provided true and complete copies of the contracts of employment or engagement pursuant to which the Key Employees are employed or engaged. All other employees of the Group Companies are employed under the template contracts of employment disclosed in the Company Disclosure Schedules and true and complete copies of all such templates have been provided to Armada by the Company. Copies of all Group Companies staff handbooks have been disclosed in the Company Disclosure Schedules and true and complete copies of all such handbooks and related policies and procedures have been provided to Armada by the Company.

(b) (i) None of the Group Companies (A) has any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalties, fines, interest, or other sums for failure to pay or delinquency in paying such compensation other than for amounts due for the current monthly period, and (B) has any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies; and (iii) the Group Companies have correctly classified all employees or independent contractors or other service providers of each Group Company.

(c) No Group Company is a party to or bound by any CBA and no employees of any Group Company are represented by any labor union, labor organization, works council, employee delegate, representative or other employee collective group with respect to their employment. There is no duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group, including in connection with the execution and delivery of this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby. There has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, or other material labor disputes against or affecting any Group Company. There have been no labor organizing activities with respect to any employees of any Group Company.

(d) Section 3.14(d) of the Company Disclosure Schedules sets forth relevant details of all material employee layoffs, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages has occurred since January 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19.

(e) No offer of a contract of employment or engagement has been made by any Group Company to any person who, if employed or engaged, would be a Key Employee of a Group Company, which has not yet been accepted, or which has been accepted but the individual’s employment or engagement has not commenced. No Key Employee of a Group Company has given or received notice terminating his contract of employment, nor so far as the Company is aware, is any such notice pending or threatened.

(f) In the last six years, no Group Company has been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment Regulations) 2006) and, within this period, none of its employees or former employees has transferred to a Group Company under any such regulations.

(g) The entry into and performance of this Agreement will not:

(i) result in any payment or other benefit to any officer or employee of any Group Company;

(ii) entitle any employee of any Group Company to give notice to terminate his contract of employment or to any additional period of notice;

(iii) so far as the Company is aware (having made no enquiry), result in any employees of any Group Company giving notice to terminate their employment; or

(iv) so far as the Company is aware, adversely affect any Group Company’s employee relations.

Section 3.15 Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance owned or held by any Group Company as of the Original Date. Section 3.15 of the Company Disclosure Schedules also sets forth a list of all material (i) outstanding claims made by the Company, its Subsidiaries or any other Person under each such policy since January 1, 2019 or (ii) Proceedings under each such policy since January 1, 2019. All such policies are in full force and effect, all premiums due and payable thereon as of the Original Date have been paid in full as of the Original Date, and true and complete copies of all such policies have been made available to Armada. As of the Original Date any Group Company has not received any threatened termination of any such insurance policies. As of the Original Date, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. With respect to each such insurance policy to which any member of any Group Company is a beneficiary, the policy is, to the Company’s knowledge, legal, valid, binding and enforceable against such member of any Group Company in accordance with its terms and, except for policies that have expired under their terms in the ordinary course.

Section 3.16 Tax Matters.

(a) Each Group Company has prepared and timely filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, other service providers, creditor, equity interest holder or other third-party.

(c) No Group Company is currently the subject of a Tax audit or examination or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No written rulings, clearances or similar agreements have been entered into with or issued by any Tax Authority with respect to a Group Company which agreement, clearance or ruling would be effective after the Closing Date.

(f) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(g) No Group Company (i) has been a member of an Affiliated Group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was a Group Company), (ii) is, so far as the Company is aware, liable to pay any material Tax in consequence of the failure by any other Person (other than a Group Company)to discharge such Tax in circumstances where such other Person is primarily liable for such Tax, or (iii) is or has been a member of any Tax Consolidation (other than solely with other Group Companies).

(h) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(i) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) which could reasonably be expected to result in a material liability of a Group Company after the Closing Date.

(j) Each Group Company is tax resident only in its jurisdiction of incorporation.

(k) No Group Company is subject to a corporate income tax in a country other than the jurisdiction of its tax residence as a result of having a permanent establishment or an office or fixed place of business in that country, and no Group Company (other than Rezolve Mobile Commerce Inc) is engaged in a trade or business within the United States.

(l) No Group Company has claimed any Tax credits or benefitted from any Tax deferrals granted by any Tax Authority with respect to the COVID-19 pandemic for which repayment or other liability is owed, or is likely to be owed, after the Closing Date.

(m) So far as the Company is aware no Group Company has been required to provide a United Kingdom Tax Authority with any information pursuant to Part 7 of the Finance Act 2004 (as amended) or any related regulations (DOTAS) or any equivalent or similar regime in the jurisdiction in which it is established.

(n) All outstanding shares or securities issued by a Group Company (including any Company Shares) to an officer or employee (or prospective or former officer or employee) of a Group Company and which constitute “restricted securities” within the meaning of section 423 of the Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) are the subject of a valid election under section 431(1) ITEPA (or are deemed to be so subject, as a result of section 431A or otherwise), or are not subject to sections 426 to 430 ITEPA by virtue of section 430A, or were acquired for not less than their “IUMV” (as defined in section 428 ITEPA).

(o) Each Group Company has provided adequate reserves in accordance with GAAP in the most recent financial statements of such Group Company for any material Taxes of such Group Company that have not been paid, whether or not shown as being due on any Tax Return.

(p) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) entered into or created on or prior to the Closing Date; or (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(q) No Group Company has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(r) No Group Company has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(s) Each Group Company is classified as an association taxable as a corporation for U.S. federal income tax purposes.

Section 3.17 Brokers. Except as set forth on Section 3.17 of the Company Disclosure Schedule (which fees shall be the sole responsibility of the Company), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its controlled Affiliates for which any of the Group Companies has any obligation.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. Section 3.18(a) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property owned by any of the Group Companies (the “Owned Real Property”). No Group Company has the benefit of any agreement for sale, agreement for lease, option, right of pre-emption, right of first refusal or any other right of acquisition in relation to any real property. The Group Companies’ possession and quiet enjoyment of the Owned Real Property has not been materially disturbed and there are no material disputes with respect to any Real Property Lease.

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies, or used or occupied pursuant to a license or any other contractual relationship by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant, licensee, landlord or licensor as of the Original Date. True and complete copies of all such Real Property Leases have been made available to Armada. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company under any Real Property Lease, and no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default by a Group Company under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by the counterparty to any Real Property Lease. The Group Companies’ possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been materially disturbed, and there are no material disputes to which a Group Company is party with respect to any Real Property Lease. There are no fees or charges payable in connection with any Leased Real Property by a Group Company which are in the process of being reviewed.

(c) Use by any Group Company of the Owned Real Property and the Leased Real Property for the various purposes for which it is presently being used by such Company is permitted under all applicable Laws, including zoning or is a lawful nonconforming use, and is not subject to outstanding variances or special use permits. All improvements, additions and/or other alterations made by any Group Company are in material compliance with all applicable Laws, including those pertaining to zoning and building, are in good repair and condition (ordinary wear and tear excepted) and in relation to the Leased Real Properties, are otherwise in a state of repair and condition which is consistent and in full compliance with the relevant Group Companies’ obligations under the Real Property Leases.

(d) No Group Company, and no other company that was at any time a Subsidiary of any Group Company, has any actual or contingent liability in respect of Previously-owned Land and Buildings. No Group Company, and no other company that was at any time a Subsidiary of any Group Company, has given any guarantee or indemnity for any liability relating to any Previously-owned Land and Buildings or any other land or buildings. For the purposes of this paragraph “Previously-owned Land and Buildings” shall mean any land and/or buildings that have, at any time before the Original Date, been owned (under whatever tenure) and/or occupied and/or used by any Group Company but which are either: (i) no longer owned, occupied or used by such Group Company; or (ii) are owned, occupied or used by such Group Company but pursuant to a different lease, license, transfer or conveyance.

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, partner, member, manager, registered equity holder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any immediate family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) any Ancillary Document, and (iii) immaterial Contracts entered into in the ordinary course by the applicable Group Company and the applicable Company Related Party. No Company Related Party (A) owns any interest in any material asset or property used in any Group Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is, or is a director or executive officer of, any Person which is a material supplier, vendor, partner, customer, lessor or other material business relation of any Group Company or (C) owes any material amount to, or is owed any material amount by, any Group Company (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 3.19) are referred to herein as “Company Related Party Transactions”.

Section 3.20 Data Privacy and Security.

(a) Each Group Company has implemented adequate written policies and procedures consistent with its obligations under Privacy Laws and maintains and enforced such policies and procedures. Each Group Company is in all material respects in compliance with all applicable requirements of the Privacy Laws. No Group Company has received any written notice, order, complaint or other correspondence from any Governmental Entity or other person alleging a breach of, or non-compliance with, the Privacy Laws and so far as the Company is aware no circumstances exist which are likely to result in any such notice, order, complaint or other correspondence being sent, served, given or made.

(b) Each Group Company owns or has a valid, subsisting and enforceable license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted or as conducted as at Closing, and such Company IT Systems shall be owned or available for use by each Group Company following the Closing on terms and conditions substantially identical to those under which each such Group Company owned or used such Company IT Systems as at the Original Date. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the operation of the business of the Group Companies, taken as a whole, all Company IT Systems are: (i) free from any defect, bug, virus or programming, design or documentation error, and (ii) in good working condition in all respects to effectively perform all information technology operations necessary for the operation of the Business in accordance with the specifications applicable to them (except for ordinary wear and tear), including for the avoidance of doubt, those under applicable Law. Since January 1, 2020, there have not been any failures, breakdowns, bugs in, security breaches, unauthorized access or use or continued substandard performance of any Company IT Systems or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration or use of any data which have materially disrupted the operations of the Company.

(c) Each Group Company has: (i) security measures, procedures or policies in place that are consistent with current industry practice to: (i) protect the Company IT Systems and any data held on such Company IT Systems; and (ii) prevent unauthorized access or the introduction of viruses or similar destructive code; and (ii) carried out regular reviews of the Company IT Systems and has remedied any weaknesses detected by such reviews.

(d) All material agreements relating to the Company IT Systems are provided under written agreements to which a Group Company is a party, and in respect of each such agreement: (i) it is in full force and effect, no notice having been given to terminate it; (ii) neither entering into, nor compliance with nor completion of, this Agreement will, or is likely to entitle a party to terminate, vary or make a claim under it; and (iii) the obligations of the Company or to the Company’s knowledge any other party under it have been complied with and no disputes have arisen in respect of it.

Section 3.21 Compliance with International Trade & Anti-Corruption Laws.

(a) None of the Group Companies, any of their respective officers, directors or any of their employees or other Representatives, or any other Persons acting for or on behalf of any of the foregoing since January 1, 2016: (i) is or has been a Sanctioned Person, or (ii) is conducting or has conducted business directly or indirectly with any Sanctioned Person.

(b) None of the Group Companies, any of their respective officers, directors or any of their employees or other Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, including without limitation, any government official (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate in violation of applicable law or (iii) otherwise engaged in any activity, practice or conduct in violation of any Anti-Corruption Laws, Export Control Laws or Sanctions Laws.

(c) None of the Group Companies, any of their respective officers, directors or any of their employees or other Representatives, or any other Persons acting for or on behalf of any of the foregoing has been the subject or target of any investigation, inquiry or enforcement Proceedings by any Governmental Entity regarding any offence, alleged offence, or potential offence of any Anti-Corruption Laws, Export Control Laws or Sanctions Laws, and no such investigation, inquiry or Proceedings is threatened or pending, and there are no circumstances likely to give rise to any such investigation, inquiry or Proceedings.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective, when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Armada Shareholders and at the time of the Armada Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23 Regulatory Compliance.

(a) Conduct.

(i) (A) each Group Company is conducting, and has conducted, its business in compliance with all applicable Law in each case except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole and (B) each Group Company has in place and operates contractual arrangements with all outsourced providers of services to it in compliance with all applicable Law in each case, in all material respects.

(ii) Each Regulated Group Company has complied in all material respects with its financial resources, capital adequacy and professional indemnity insurance obligations and requirements as required by applicable Law and all applicable material indemnity insurance policies are in full force and effect, and there have been no claims made by or in respect of any Group Company under any of them.

(iii) (A) no Group Company receives or holds any “client money” (as defined in the FCA Handbook), and (B) no Regulated Group Company has any received written or other notice that any business has been carried on, or is being carried on, in violation of any provisions of the FCA Handbook.

(iv) Each Group Company has at all times maintained adequate policies, procedures, systems and controls in accordance with applicable Law .

(v) No Group Company has been a party to or alleged to have been party to any act or deliberate failure to act, which would result in any regulatory sanctions being threatened against or imposed upon that Group Company or the Group Companies.

(b) No Regulated Activity. No Group Company carries on, or purports to carry on, and has not at any time carried on or purported to carry on, any financial services activities within the scope of any regulatory regime in any jurisdiction, nor has it contravened any Law or regulations relating to the provision of financial services in any such jurisdiction. Except for the Regulated Group Companies, no Group Company carries on, or purports to carry on, and has not at any time carried on or purported to carry on, any activity for which a Permit is required (including, without limitation, a Permit under FSMA or FCA). No Group Company (nor any director, officer, employee, contractor, or agent of the Company or Person discharging a Controlled Function or Specified Function or who is subject to a Regulatory Code of Conduct in respect of any Regulated Group Company (in each case, in their capacity as such)) has contravened, in any material respect, any provision of FSMA, the FCA or of any regulations made thereunder.

Section 3.24 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, Armada and (ii) it has been furnished with or given access to such documents and information about Armada and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article IV and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of Armada or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its

Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article IV and in the Ancillary Documents to which it is or will be a party, neither Armada nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), THE COMPANY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE IV OR THE ANCILLARY DOCUMENTS, NEITHER ARMADA NOR ANY OTHER PERSON MAKES, AND ARMADA EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ARMADA THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ARMADA BY OR ON BEHALF OF THE MANAGEMENT OF ARMADA OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OTHER PERSON IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY or THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV OR THE ANCILLARY DOCUMENTS, THE COMPANY ACKNOWLEDGES AND AGREES THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ARMADA ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ARMADA, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OTHER PERSON IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO ARMADA

Subject to Section 8.8, except (a) as set forth on the Armada Disclosure Schedules, or (b) except as set forth in any Armada SEC Reports filed prior to the Original Date (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements, disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, whether or not appearing in such section), Armada, hereby represents and warrants to the Company, as of the Original Date, as follows:

Section 4.1 Organization and Qualification.

(a) Armada is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). Armada has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its business as presently conducted, except where the failure to have such power or authority would not have an Armada Material Adverse Effect.

Section 4.2 Authority. Armada has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Armada Shareholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which Armada is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the Original Date, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of Armada. This Agreement has been and each Ancillary Document to which Armada is or will be a party will be, upon execution thereof, duly and validly executed and delivered by Armada and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of Armada (assuming this Agreement has been and the Ancillary Documents to which Armada is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto), enforceable against Armada in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3 Board Approval. The Armada Board approval (including any required committee or subgroup of such board), by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way has (a) determined that the Transaction Proposals are in the best interest of Armada and its shareholders and declared it advisable, to enter into this Agreement and the Ancillary Documents and to consummate the transaction contemplated hereby and thereby, (b) approved the execution, delivery and performance by Armada of this Agreement, the Ancillary Documents to which Armada is or will be a party and the transactions contemplated hereby and thereby and (c) resolved to recommend, among other things, that the holders of Armada Shares vote in favor of the approval of this Agreement and the transactions contemplated by this Agreement, and directed that this Agreement and the transactions contemplated hereby, be submitted for consideration by the shareholders of Armada at the Armada Shareholders Meeting.

Section 4.4 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of Armada with respect to Armada’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) such filings with and approvals of NASDAQ to permit the Company Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on NASDAQ, (iii) such filings and approvals required in connection with the Pre-Closing Reorganization, (iv) the Armada Shareholder Approval, (v) the Consents set forth on Section 4.4 of the Armada Disclosure Schedules, and (vi) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have an Armada Material Adverse Effect.

(b) None of the execution or delivery by Armada of this Agreement or any Ancillary Document to which it is or will be a party, the performance by Armada of its obligations hereunder or thereunder or the consummation by Armada of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Governing Documents of Armada, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Armada Material Contract to which Armada is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which Armada or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the assets or properties of Armada, except in the case of any of clauses (ii) through (iv) above, as would not have an Armada Material Adverse Effect.

Section 4.5 Brokers. Except for fees set forth on Section 4.5 of the Armada Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Armada for which Armada has any obligation.

Section 4.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of Armada in writing expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective, when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Armada Shareholders and at the time of the Armada Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that Armada makes no representation with respect to any “risk factors” that do not constitute statements of fact, disclosures in any forward-looking statements, disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, in each case, supplied by or on behalf of Armada for inclusion in, or relating to information to be included in, the Registration Statement / Proxy Statement.

Section 4.7 Capitalization of Armada.

(a) Section 4.7(a) of the Armada Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Armada Shares and Public Warrants as of the Original Date. All outstanding Equity Securities of Armada (except to the extent such concepts are not applicable under the applicable Law of Armada’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) immediately prior to the consummation of the Pre-Closing Reorganization have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of Armada and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of Armada) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person.

(b) Except as expressly contemplated by this Agreement, the Ancillary Documents, the Armada SEC Reports or the transactions contemplated hereby or thereby or as otherwise either permitted pursuant to Section 5.9 or issued, granted or entered into, as applicable, in accordance with Section 5.9, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Armada, and except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and Armada, as applicable, there is no obligation of Armada, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Armada.

Section 4.8 SEC Filings. Armada has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the Original Date with the SEC pursuant to U.S. Federal Securities Laws since its initial public offering (collectively, including all of the statements, forms, reports and documents filed or furnished by it in connection with and subsequent to its IPO, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Armada SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the Original Date with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Armada SEC Reports”). Each of the Armada SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the

Additional Armada SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Armada SEC Reports or the Additional Armada SEC Reports. As of their respective dates of filing, the Armada SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional Armada SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the Original Date, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Armada SEC Reports. To the knowledge of Armada, none of the Armada SEC Reports or the Additional Armada SEC Reports is subject to ongoing SEC review or investigation.

Section 4.9 Absence of Changes. Since the IPO and ending on the Original Date, no Armada Material Adverse Effect has occurred.

Section 4.10 Trust Account. As of the Original Date, Armada has an amount in cash in the Trust Account equal to at least $150,000,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to, and in accordance with, that certain Investment Management Trust Agreement, dated August 12, 2021 (the “Trust Agreement”), between Armada and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). The Trust Agreement has not been amended or modified and is valid in full force and effect and is enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Armada SEC Reports or the Additional Armada SEC Reports to be inaccurate in any material respect or, to Armada’s knowledge, that would entitle any Person to any portion of the funds in the Trust t Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing Armada Shareholders who shall have elected to redeem their Armada Shares pursuant to the Governing Documents of Armada or (iii) if Armada fails to complete a business combination within the allotted time period set forth in the Governing Documents of Armada and liquidates the Trust Account, subject to the terms of the Trust Agreement, Armada (in limited amounts to permit Armada to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Armada) and then the Pre-Closing Armada Shareholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Armada and the Trust Agreement. As of the Original Date, Armada has performed all material obligations required to be performed by it to date, and is not in material default, under the Trust Agreement, and, to Armada’s knowledge, no event has occurred which (with due notice or lapse of time or both) would constitute a material default under the Trust Agreement. As of the Original Date, there are no Proceedings pending with respect to the Trust Account. Since December 1, 2021, Armada has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby (including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing Armada Shareholders who have elected to redeem their Armada Shares pursuant to the Governing Documents of Armada, each in accordance with the terms of and as set forth in the Trust Agreement), Armada shall have no further obligation under either the Trust Agreement or the Governing Documents of Armada to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms. As of the Original Date, assuming the accuracy of the representations and warranties of the Company contained herein and compliance by the Company with its obligations hereunder, other than in respect of Armada Shareholder Redemptions, Armada has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the Company on the Closing Date, assuming the Promissory Note is validly issued as contemplated herein.

Section 4.11 Listing. The issued and outstanding Armada Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “AACIU”. The issued and outstanding Armada Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “AACI.” The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “AACIW.” There is no Proceeding pending or, to the knowledge of Armada, threatened in writing against Armada by the NASDAQ or the SEC with respect to any intention by such entity to deregister the Armada Units, the Armada Shares or the Public Warrants or terminate the listing of Armada on the NASDAQ. None of Armada or any of its Affiliates has taken any action in an attempt to terminate the registration of the Armada Units, the Armada Shares or the Public Warrants under the Exchange Act. Armada is not in violation of any of the rules and regulations or applicable continuing listing requirements of the NASDAQ.

Section 4.12 Armada Material Contracts.

(a) The Armada SEC Reports include true and complete copies of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Armada is party (the “Armada Material Contracts”).

(b) Each Armada Material Contract is in full force and effect and, to the knowledge of Armada, is valid and binding upon and enforceable against each of the parties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.13 Transactions with Affiliates. Section 4.13 of the Armada Disclosure Schedules sets forth all Contracts between (a) Armada, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of Armada or the Sponsor, on the other hand (each Person identified in this clause (b), an “Armada Related Party”), other than (i) Contracts with respect to an Armada Related Party’s employment with, or the provision of services to, Armada entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation) (ii) Contracts with respect to a Pre-Closing Armada Shareholder’s or a holder of Public Warrants’ status as a holder of Armada Shares or Public Warrants, as applicable, and (iii) Contracts entered into after the Original Date that are either permitted pursuant to Section 5.9 or entered into in accordance with Section 5.9. No Armada Related Party (A) owns any interest in any material asset or property used in the business of Armada, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, vendor, partner, customer, lessor or other material business relation of Armada or (C) owes any material amount to, or is owed any material amount by, Armada (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to a transaction entered into after the Original Date that is either permitted pursuant to Section 5.9 or entered into in accordance with Section 5.9). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.13 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 4.13) are referred to herein as “Armada Related Party Transactions”.

Section 4.14 Litigation. As of the Original Date, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to Armada’s knowledge, threatened against or involving Armada that, if adversely decided or resolved, would be material to Armada, taken as a whole. As of the Original Date, neither Armada nor any of its properties or assets is subject to any material Order. As of the Original Date, there are no material Proceedings by Armada pending against any other Person.

Section 4.15 Compliance with Applicable Law. Armada (a) conducts (and since its organization, incorporation or formation, as applicable, has conducted) its business in accordance with all Laws and Orders applicable to Armada and is not in violation of any such Law or Order, including any Law or Order related to COVID-19 and (b) has not received any written communications or any other communications from a Governmental Entity that alleges that Armada is not in compliance with any Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to Armada, taken as a whole.

Section 4.16 Business Activities. Since its incorporation, Armada has not conducted any business activities other than the activities (a) in connection with or related to its incorporation or continuing corporate (or similar) existence, (b) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (c) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in Armada’s Governing Documents, there is no Contract binding upon Armada or to which Armada is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Armada, any acquisition of property by Armada or the conduct of business by Armada (including, in each case, following the Closing).

Section 4.17 Internal Controls; Listing; Financial Statements.

(a) Armada has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(b) Since its initial public offering, Armada has complied in all material respects with all applicable listing and corporate governance rules and regulations of NASDAQ. The classes of securities representing issued and outstanding Armada Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ. As of the Original Date, there is no material Proceeding pending or, to Armada’s knowledge, threatened against Armada by NASDAQ or the SEC with respect to any intention by such entity to deregister Armada Shares or prohibit or terminate the listing of Armada Shares on NASDAQ. Armada has not taken any action that is designed to terminate the registration of Armada Shares under the Exchange Act.

(c) The Armada SEC Reports contain true and complete copies of the applicable Armada Financial Statements. The Armada Financial Statements (i) fairly present in all material respects the financial position of Armada as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited Armada Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(d) Armada has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Armada’s assets. Armada maintains and, for all periods covered by the Armada Financial Statements, has maintained books and records of Armada in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Armada in all material respects.

Section 4.18 No Undisclosed Liabilities.

(a) Except for the Liabilities (a) set forth in Section 4.18 of the Armada Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the Armada Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any shareholder demand or other shareholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (c) set forth or disclosed in the Armada Financial Statements, (d) that have arisen since the date of the most recent balance sheet included in the Armada SEC Reports in the ordinary course of business, (e) that are either permitted pursuant to Section 5.9 or incurred in accordance with Section 5.9, or (f) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to Armada, taken as a whole, Armada does not have any Liabilities.

(b) Immediately prior to Closing, Armada will have repaid and/or settled and/or discharged all outstanding Liabilities that it owes to any Person (including, without limitation, the liabilities set out or disclosed in the Armada Disclosure Schedules and Armada Financial Statements and any liabilities in respect of tax whether or not actually due for payment).

Section 4.19 Tax Matters

(a) Armada has prepared and timely filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Armada has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Armada has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, other service providers, creditor, equity interest holder or other third-party.

(c) Armada is not currently the subject of a Tax audit or examination or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d) As of the Original Date, other than as set forth in or provided by this Agreement or any Ancillary Document, so far as Armada is aware, there are no facts, circumstances or plans that, either alone or in combination, would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

Section 4.20 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Armada Disclosure Schedule), Armada hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Armada, its respective affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its affiliates or any of their respective Representatives by, or on behalf of, Armada, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Armada nor any other person on behalf of Armada has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Armada (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to the Company, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

Section 4.21 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ARMADA OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), ARMADA ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE III OR THE ANCILLARY DOCUMENTS, THE COMPANY DOES NOT MAKE, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OF EACH GROUP COMPANY THAT HAVE BEEN MADE AVAILABLE TO ARMADA OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ARMADA OR ANY OTHER PERSON IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III OR THE ANCILLARY DOCUMENTS, ARMADA ACKNOWLEDGES AND AGREES THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF THE COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY OR ANY OTHER GROUP COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ARMADA OR ANY OTHER PERSON IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the Original Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Original Company shall up to and including the date of completion of the Pre-Closing Demerger (and the New Company shall in respect of the period after completion of the Pre-Closing Demerger), and the Original Company shall cause its Subsidiaries up to and including the date of completion of the Pre-Closing Demerger (and the New Company shall cause its Subsidiaries in respect of the period after completion of the Pre-Closing Demerger) to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by Armada (such consent not to be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects (including continuing to make capital expenditures in the ordinary course of business and in accordance with the capital expenditure and cash budget delivered to Armada prior to the Original Date), (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, (iii) use commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company, and (iv) conduct the business of the Group Companies in compliance with applicable Law in all material respects and to notify Armada immediately (upon becoming aware of the same) in the event that any of the representations or warranty contained herein ceases to be true and complete in all material respects.

(b) Without limiting the generality of the foregoing, from and after the Original Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Original Company shall and shall cause its Subsidiaries up to the Demerger Completion (and the New Company shall cause its Subsidiaries in respect of the period after the Demerger Completion) to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law or any Governmental Entity, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by Armada (it being agreed that any request for such consent shall not be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company, or otherwise pay any fees, commissions, expenses or other amounts to the Company Shareholders or any of their Affiliates (other than compensation paid in the ordinary course of business and otherwise in accordance with this Section 5.1(b));

(ii) (A) merge, consolidate, combine or amalgamate with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Shareholder Agreement;

(iv) (A) sell, assign, abandon, lease, license or otherwise dispose of any material assets or properties, other than inventory or obsolete equipment in the ordinary course of business, or (B) except in the ordinary course of business, create, subject or incur any Lien on or in respect of any material assets or properties (other than any Permitted Liens);

(v) permit any material item of Company Owned Intellectual Property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings which are required to maintain such Company Owned Intellectual Property in force as it is currently, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Company Owned Intellectual Property;

(vi) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien (or enter into any Contract with respect to any of the foregoing), (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company;

(vii) incur, create or assume any Indebtedness (other than in the ordinary course of business and which is less than £50,000 individually or in the aggregate);

(viii) cancel or forgive any Indebtedness owed to the Company or any of its Subsidiaries;

(ix) grant any Lien;

(x) enter into any compromise or settlement of, or take any other action with respect to, any Proceeding;

(xi) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(xii) (A) adopt, enter into, materially amend or modify or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the Original Date, (B) except as required by Law or in the ordinary course of business, materially increase or decrease the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) hire, furlough or terminate (other than for “cause”) any director, officer, or executive-level employee of any Group Company, or (E) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company;

(xiii) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of £100,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company;

(xiv) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xv) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards, or otherwise required by GAAP or Securities Laws, or change any Group Company’s accounting reference date;

(xvi) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Document;

(xvii) make or grant any Change of Control Payment that is not set forth on Section 3.2(d) of the Company Disclosure Schedules;

(xviii) make any alterations or improvements to the Owned Real Property or the Leased Real Property, or amend any written or oral agreements affecting the Owned Real Property or the Leased Real Property;

(xix) unless required by Law, (i) modify, extend, or enter into any CBA or (ii) recognize or certify any labor or trade union, labor organization, works council, or group of employees of the Group Companies as the bargaining representative for any employees of the Group Companies;

(xx) (A) amend, modify or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms) (other than in the ordinary course of business), (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that would constitute a Material Contract if it had been entered into prior to the Original Date (other than in the ordinary course of business);

(xxi) enter into, amend, modify, or waive any material benefit or right under, any Company Related Party Transaction;

(xxii) materially accelerate the collection of accounts receivable, materially delay the payment of accounts payable or accrued expenses, materially delay the purchase of supplies or materially delay capital expenditures, repairs or maintenance or otherwise change the cash management of the Group Companies;

(xxiii) make or commit to make any capital expenditures that exceed, individually or in the aggregate £250,000 over the annual budgeted amount (as contemplated in the annual budget provided to Armada prior to the Original Date) for the current fiscal year or otherwise materially reduce or fail to make any capital expenditure contemplated by such annual budget;

(xxiv) adopt or make any material change in any method of accounting, accounting policies or reporting practices for Tax purposes other than changes that are made in accordance with PCAOB standards, or otherwise required by GAAP or Securities Laws; make any material Tax election which is materially inconsistent with past practice; change or revoke any material Tax election in a manner which is materially inconsistent with past practice; file any material Tax Return or amended Tax Return in each case in a manner materially inconsistent with past practice, except as required by applicable Law; surrender any right to claim a refund of Taxes other than surrenders between Group Companies; fail to pay any material Tax as such Tax becomes due and payable unless such Tax is being contested in good faith; settle any material Tax claim or assessment with a Tax Authority; consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment by a Tax Authority, other than any such extension or waiver that is obtained in the ordinary course of business; or change its U.S. federal income tax classification; or

(xxv) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1(b).

For the avoidance of doubt, the aforementioned provisions in Section 5.1(b) shall not apply to the proposed transfer of up to 44,692,737 Company Shares currently held at the Original Date by DBLP Sea Cow Limited to M1 RE Limited (or an equivalent number, subject to any adjustment to reflect the Pre- Closing Reorganization).

Section 5.2 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article VI and, in the case of any Ancillary Document to which such Party will be a party after the Original Date, to execute and deliver such Ancillary Document when required pursuant to this Agreement, and (ii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or Liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Closing, Armada)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. Armada shall promptly inform the Company of any material communication between Armada, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform Armada of any material communication between the Company or any other Group Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Armada and the Company. In furtherance and not in limitation of the foregoing in this Section 5.2(a), to the extent required under any Antitrust Laws, each party hereto agrees to promptly (and in connection with any required filings under the HSR Act, no later than ten (10) Business Days after the Original Date) make any required filing or application under Antitrust Laws, as applicable. Further, notwithstanding anything to the contrary contained in this Agreement, the Parties agree and acknowledge that any costs or fees related to any required filing or application under Antitrust Laws shall be borne 50/50 by Armada and the Company.

(b) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article V that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained in this Agreement or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.

(b) From and after the Original Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to Armada and its Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies) as Armada or its Representatives may from time to time reasonably request. Notwithstanding the foregoing, none of the Group Companies shall be required to provide to Armada or any of its Representatives any information (i) if and to the extent doing so would (A) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (B) jeopardize protections afforded to any Group Company under the attorney-client or solicitor-client privilege or the attorney work product doctrine or (C) be a risk to the health or safety of any Group Company personnel or the personnel of any of their respective Representatives (provided that, in case of each of clauses (A) through (C), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and Armada or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(c) The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Company and Armada; provided, however, that each Party, the Sponsor and their respective Representatives may issue or make, as applicable, any such press release, public announcement or other communication (i) if such press release, public announcement or other communication is required by applicable Law (including the rules of any applicable stock exchange with jurisdiction), in which case, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (x) if the disclosing Person is Armada or a Representative of Armada, reasonably consult with the Company in connection therewith and provide the Company with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith, or (y) if the disclosing Party is the Company or a Representative of the Company, reasonably consult with Armada in connection therewith and provide Armada with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith, (ii) to the extent such press release, public announcements or other communications contain only information previously disclosed in a press release, public announcement or other communication previously made in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that Armada, the Sponsor, the Company and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect former, current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Armada prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the Original Date. Promptly after the execution of this Agreement on the Original Date, Armada shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Armada shall consider such comments in good faith. A press release concerning this Agreement and the transactions contemplated hereby, each as amended hereby, shall be a joint press release in the form agreed by the Company and Armada prior to the execution hereof as of the Second Amendment Date and such press release (the “Amendment Press Release”) shall be released as promptly as reasonably practicable after the Second Amendment Date. Promptly after the execution of this Agreement on the Second Amendment Date, Armada shall file a current report on Form 8-K (the “Amendment Filing”) with the Amendment Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Armada shall consider such comments in good faith. The Company, on the one hand, and Armada, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Armada, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by Armada and the Company prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), the Company shall file or cause to be filed a Form 20-F (the “Closing Filing”) as required by Securities Laws, which Closing Filing shall be mutually agreed upon by the Company and Armada prior to the Closing (such agreement not to be unreasonable withheld, conditioned or delayed by either the Company or Armada, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters

(a) Tax Treatment. No Party to the Business Combination Agreement makes any representation or provides any assurances to any other Party to the Business Combination Agreement or to any Armada stockholder or security holder as to the Tax treatment of the Business Combination.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 5.6 Exclusive Dealing. From the Original Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing non-public information), knowingly facilitate, discuss with any third party or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities or other securities of any Group Company (or any controlled Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify Armada promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep Armada reasonably informed on a prompt basis of any modifications to such offer or information.

Section 5.7 Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the Original Date, Armada shall prepare (with the Company’s reasonable assistance and co-operation, including with respect to the Company’s delivery of the Closing Company Audited Financial Statements in accordance with this Agreement), and the Company shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include (i) a prospectus of the New Company for the registration with the SEC of the offering of the New Company Shares comprising the Aggregate Stock Consideration and Armada’s Public Shares and Public Warrants, and (ii) a proxy statement of Armada which will be used for the Armada Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Armada’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NASDAQ). For the avoidance of doubt, Armada and the Company shall have no obligations to file with the SEC the Registration Statement/Proxy Statement or any amendment thereto, unless and until the Company shall have delivered the Closing Company Audited Financial Statements and, if and as applicable the Other Closing Company Financial Statements in each case, in accordance with this Agreement. Each of Armada and the Company shall use its respective reasonable best efforts (in each case to the extent within its control) to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements (including the Closing Company Audited Financial Statements) of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Armada, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for inclusion in any other statement, filing, notice or application made by or on behalf of Armada or the Company to the SEC or NASDAQ in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering the tax representation letters as provided by Section 5.5(c) to enable the delivery of any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(c). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of Armada, the Company, or, in the case of the Company, Armada, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Armada, the Company, or, in the case of the Company, Armada (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) the Company shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing Armada Shareholders. The Company and Armada shall as promptly as reasonably practicable advise the other of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the Company Shares for offering or sale in any jurisdiction, and Armada and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to such Party or its Non-Party Affiliates or Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act, and when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Armada Shareholders and at the time of the Armada Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 Armada Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Armada shall (a) duly give notice of and (b) duly convene and promptly hold an annual meeting of its shareholders (the “Armada Shareholders Meeting”) in accordance with the Governing Documents of Armada, for the purposes of obtaining the Armada Shareholder Approval and, if applicable, any approvals related thereto and providing its applicable shareholders with the opportunity to elect to effect an Armada Shareholder Redemption. Armada shall, through the Armada Board, recommend to its shareholders, (A) the adoption and approval of this Agreement and the transactions contemplated hereby (including the transactions contemplated by Section 2.1 and Section 2.5, and the Company Reorganization) (collectively, the “Business Combination Proposal”); (B) the adoption and approval of the transactions contemplated by this Agreement, including the Pre-Closing Demerger, Company Reorganization, the PIPE Financing and to the extent applicable, the Merger (including any change of control in connection with the foregoing), in each case, as required by NASDAQ listing requirements (the “NASDAQ

Proposal”); (C) the adoption and approval of the Company Incentive Equity Plan (the “Incentive Equity Plan Proposal”); (D) the adoption and approval of each other proposal that either the SEC or NASDAQ (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (E) the adoption and approval of each other proposal reasonably agreed to by Armada and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (F) the adoption and approval of a proposal for the postponement or adjournment of the Armada Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (F), collectively, the “Transaction Proposals”). The Armada Board recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, Armada may postpone or adjourn the Armada Shareholders Meeting, after reasonable consultation with the Company (and after taking into account the Company’s input), (1) to solicit additional proxies for the purpose of obtaining the Armada Shareholder Approval, (2) for the absence of a quorum, (3) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Armada has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Armada Shareholders prior to the Armada Shareholders Meeting or (4) if the holders of Armada Shares have elected to redeem a number of Armada Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(e) not being satisfied.

Section 5.9 Conduct of Business of Armada.

(a) From and after the Original Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Armada shall except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with or as a result of the Pre-Closing Reorganization, the Armada Shareholder Redemption or the PIPE Financing), as required by applicable Law, as set forth on Section 5.9 of the Armada Disclosure Schedules, or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed and in any event), (i) operate the business of Armada in the ordinary course in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Armada, taken as a whole, and (iii) not take any action with respect to itself that the Company and its Subsidiaries are prohibited from taking pursuant to Section 5.1.

Section 5.10 NASDAQ Listing.

(a) Armada shall use its reasonable best efforts to (i) cause the Company Securities issuable in accordance with this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance thereof, and (ii) to satisfy any applicable initial and continuing listing requirements of NASDAQ, in each case as promptly as reasonably practicable after the Original Date, and in any event prior to the Closing. The Company shall, and shall cause its Representatives to, reasonably cooperate with Armada and each of its Representatives in connection with the foregoing.

(b) From the Original Date through the Closing, Armada shall notify the Company of any communications or correspondence received from the NASDAQ with respect to (i) the listing of the Company Shares or other securities of Armada or the Company, (ii) compliance by Armada or the Company with the rules and regulations of the NASDAQ, and (iii) any potential suspension of listing or delisting action contemplated or threatened by the NASDAQ with respect to the Company Shares or other securities of Armada or the Company.

Section 5.11 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver in writing of the conditions set forth in Article VI and provision of notice thereof to the Trustee, (a) at the Closing, Armada shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of Armada pursuant to the Armada Shareholder Redemption, (B) pay the amounts due to the underwriters of Armada’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Armada, or as directed by Armada, in accordance with the Trust Agreement, and (D) cause the Promissory Note to be issued in accordance with this Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.12 Transaction Support Agreements. As of the Original Date, Armada has received from each Key Company Shareholder an executed Transaction Support Agreement.

Section 5.13 Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of Armada, as provided in Armada’s Governing Documents or otherwise in effect as of immediately prior to the Closing, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) the Company will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, the Company shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in Armada’s Governing Documents or other applicable agreements as in effect immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of Armada’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified by the Company or any other Person following the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Closing, or at any time prior to such time, were directors or officers of Armada (the “Armada D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Closing and relating to the fact that such Armada D&O Person was a director or officer of Armada on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) the Company shall purchase, at or prior to the Closing, and the Company shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Closing, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of Armada in effect as of the Original Date with respect to matters occurring on or prior to the Closing. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under Armada’s directors’ and officers’ liability insurance policies as of the Original Date.

(c) Prior to the Closing, Armada shall purchase and maintain for such periods as the Company’s Board shall in good faith determine following Closing, at the Company’s expense, insurance reasonable for the Company, given its size and activities, on behalf of any person who is a director or officer of the Company, or is serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including any direct or indirect subsidiary of the Company, against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, subject to customary exclusions.

(d) If the Company or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Company shall assume all of the obligations set forth in this Section 5.13.

(e) The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 5.13 are intended to be third-party beneficiaries of this Section 5.13. This Section 5.13 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Armada and the Company.

Section 5.14 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Closing, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms as in effect immediately prior to the Closing and (ii) the Company will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation. To the maximum extent permitted by applicable Law, the Company shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not be amended, repealed or otherwise modified following the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of the Group Companies shall have any obligation under this Section 5.14 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at or prior to the Closing, and the Company shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Closing, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies in effect as of the Original Date with respect to matters occurring on or prior to the Closing. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the Original Date.

(d) If the Company or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Company shall assume all of the obligations set forth in this Section 5.14.

(e) The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of the Company.

(f) the Company and certain individuals shall enter into on Closing an indemnification deed in substantially the same form as set out in Exhibit E (the “Indemnification Deed”), pursuant to which the Company shall indemnify certain directors, officers and/or employees of the Company from certain liabilities as permitted by applicable Law.

Section 5.15 Post-Closing Directors, Name and Articles. Conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NASDAQ listing requirements, Armada and the Company shall take all actions necessary or appropriate to cause (a) the ten (10) individuals identified in accordance with Section 5.15 of the Company

Disclosure Schedules to be elected as members of the Board of Directors of the Company (the “the Company Board”), effective as of the Closing; (b) the Company Pre-IPO Articles of Association to be effective immediately prior to the Company Reorganization; (c) the Company Articles of Association to be effective as of the Closing. In the event that the Aggregate Transaction Proceeds equal or exceed $150m, then John Wagner shall not be elected as a member of the Company Board which shall then consist of nine (9) individuals.

Section 5.16 PCAOB Financials.

(a) The Company shall deliver to Armada, (i) as promptly as reasonably practicable (and in any event within 60 days) following the Original Date, the Closing Company Audited Financial Statements, and (ii) as promptly as reasonably practicable following the date of the relevant financial statement or other applicable period, the Other Closing Company Financial Statements, in each case, prepared in accordance with Section 3.4(b) (collectively, the “PCAOB Financials”).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Group Companies, Armada in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Armada with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.17 the Company Incentive Equity Plan; Further Dilution.

(a) At least one day prior to the effectiveness of the Registration Statement / Proxy Statement, the board of directors of the Company and the Armada Board shall each separately approve, and in the case of the Company, adopt an equity incentive plan, with such terms and conditions as mutually agreed to by the Parties at least five (5) Business Days prior to the effectiveness of the Registration Statement / Proxy Statement (the “Company Incentive Equity Plan”), in the manner prescribed under applicable Laws, with such the Company Incentive Equity Plan to be effective as of one day prior to the Closing Date. Notwithstanding the foregoing, the Parties agree and acknowledge that (A) the aggregate number of Company Shares authorized under the Company Incentive Equity Plan shall under no circumstances exceed the Total Pool Percentage, minus (y) the number of Company Shares issued or proposed to be issued in connection with the Additional Issuances (the “Plan Authorized Shares”), (B) the Company Incentive Equity Plan will not include any “evergreen” provision or similar provision providing for any increase in the number of Company Shares to be authorized under such plan, (C) the Reissued Options shall be issued following the Closing out of the Plan Authorized Shares and shall not increase the Plan Authorized Shares contemplated pursuant to this Section 5.17 under any circumstances (D) one half of the awards available to be made under the Company Incentive Equity Plan pursuant to (A) shall, during 2022 and 2023, be as determined by Daniel Wagner and the remainder by the Board (or the remuneration committee of the Board). The Company and the Key Company Shareholders covenant and agree that for the avoidance of doubt neither Armada nor any of its equity holders or any of their respective affiliates will as at Closing suffer any dilution of their Equity Interests in the Company as a result of any of the Additional Issuances beyond the Total Pool Percentage.

(b) The Parties agree and acknowledge that following June 30, 2023 (and assuming Closing occurs), the Board shall have the right to increase the number of Company Shares reserved under the Company Incentive Plan by up to 5% per annum for each calendar year commencing in and including 2023, subject to appropriate shareholder approval if required by applicable law or the NASDAQ rules and regulations.

Section 5.18 Employment Agreements and Restrictive Covenant Agreements.

(a) As soon as reasonably practicable following the Original Date and prior to the Closing, the Company will use commercially reasonable efforts to enter into employment agreements with the Key Employees, on terms and conditions and in form and substance reasonably agreeable to Armada, provided, however, that such agreements shall contain an initial term of at least twelve (12) months following the Closing Date and other terms appropriate for a public company as determined by the Parties (collectively, the “Employment Agreements”).

(b) As soon as reasonably practicable following the Original Date and prior to the Closing, the Company will enter into customary restrictive covenant agreements with each Key Company Shareholder, on terms and conditions and in form and substance reasonably agreeable to Armada (collectively, the “Restrictive Covenant Agreements”).

Section 5.19 Acquisition Shares. Deleted.

Section 5.20 Transaction Consents. As soon as reasonably practicable following the Original Date and prior to the Closing, the Company shall obtain the consents, approvals, filings and/or waivers set forth on Section 5.20 of the Company Disclosure Schedules, in form and substance reasonably acceptable to Armada (the “Pre-Closing Consents”). The Company shall promptly inform Armada upon receipt of any such consent, approval, filing or waiver as contemplated by this Section 5.20, together with a copy of such consent or waiver.

Section 5.21 Company Stockholders’ Written Consent. Upon the terms set forth in this Agreement, the Company shall seek the irrevocable written consent, in form and substance reasonably acceptable to Armada, of holders of the Requisite Approval, as applicable, in favor of the approval and adoption of this Agreement and the Pre-Closing Reorganization and all other transactions contemplated by this Agreement (other than the Pre-Closing Demerger) (the “Written Consent”) as soon as reasonably practicable after the date on which the Registration Statement/Proxy Statement is declared effective and in any event within twenty-four (24) hours after Armada notifies the Company of the effectiveness of the Registration Statement/Proxy Statement.

Section 5.22 Post-Closing Transfer of Rezolve USA and Cancellation of Promissory Note. Immediately following the Closing, the Parties will use reasonably best efforts to effect the acquisition of Rezolve Mobile Commerce Inc., a Delaware corporation and subsidiary of the Company, by the Surviving Company, in exchange for capital stock of the Surviving Company (the “Rezolve USA Consideration”), pursuant to documentation reasonably acceptable to the Parties (the “Rezolve USA Acquisition”). Immediately following the effectiveness of the Rezolve USA Acquisition, the Surviving Company will distribute the Promissory Note to the Company in exchange for the Rezolve USA Consideration, thereby extinguishing it.

Section 5.23 Transfer of Ownership in Rezolve Technology S.L.U. Promptly following the Original Date and prior to the Closing, the Company shall effect the transfer of all of the issued and outstanding Equity Securities of Rezolve Technology S.L.U. (registered in Spain with tax company number B01869775) from the current holder(s) thereof to the Company, so that following such transfer and prior to the Closing, the Spain Subsidiary is wholly owned by the Company pursuant to documentation reasonably acceptable to Armada (the “Spain Subsidiary Transfer”).

Section 5.24 Transfer of Intellectual Property. Promptly following the Original Date and prior to the Closing, the Intellectual Property and domain names set forth on Section 5.24 of the Company Disclosure Schedules shall be transferred to the applicable member of the Group Companies, pursuant to documentation reasonably acceptable to Armada (the “Pre-Closing IP Transfer”).

Section 5.25 Transfer of Certain Employees. Promptly following the Original Date and prior to the Closing, the Company shall use commercially reasonable efforts to transfer the employment of (i) all employees who are currently residing in India from the Company to Rezolve Technology Pvt. Ltd. prior to the Closing, in form and substance reasonably acceptable to Armada, prior to the Closing, in form and substance reasonably acceptable to Armada. The Parties agree and acknowledge that to the extent any such employee’s employment is not transferred pursuant to this Section 5.25 prior to the Closing, the Company shall ensure that such transfers are completed within sixty (60) days following the Closing Date.

Section 5.26 PIPE Subscription Agreements. Armada and the Company shall each use its reasonable efforts to satisfy the conditions of the PIPE Investors’ closing obligations contained in the PIPE Subscription Agreement (if any), and consummate the transactions contemplated thereby. Armada and the Company shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements or terminations of, the PIPE Subscription Agreement (if any) in any manner other than (a) as expressly provided for by the terms of the PIPE Subscription Agreement, or (b) to reflect any permitted assignments or transfers of the PIPE Subscription Agreement by the PIPE Investors pursuant to the PIPE Subscription Agreement, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). The Company and Armada shall use their respective reasonable efforts prior to the Closing to procure one or more further investors to enter into PIPE Subscription Agreement(s) with Armada and the Company for the PIPE Financing in form and substance reasonably satisfactory to the Parties.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE CLOSING

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the Closing are subject to the satisfaction or, if permitted by applicable Law, waiver in writing by the Party for whose benefit such condition exists of the following conditions:

(a) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(b) the Registration Statement / Proxy Statement shall have been filed and will be effective in accordance with the provisions of the Securities Act as of the Closing, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no Proceeding seeking such a stop order shall have been threatened in writing or initiated by the SEC and remain pending;

(c) the Armada Shareholder Approval shall have been obtained;

(d) the Pre Closing Demerger, Company Reorganization and the Merger shall have occurred;

(e) the Company Incentive Equity Plan shall be effective at Closing;

(f) each Consent set forth on Section 6.1(f) of the Armada Disclosure Schedules shall have been obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(g) All required filings under any Antitrust Law shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under any applicable Antitrust Law shall have expired or been terminated, and any pre-Closing reviews, approvals or clearances reasonably required thereunder, or by the NASDAQ or any other Governmental Authority shall have been completed or obtained;

(h) the applicable Company Securities to be issued pursuant to this Agreement shall have been approved for listing on NASDAQ, subject to official notice of the issuance thereof;

(i) after giving effect to the transactions contemplated hereby (including the Company Reorganization, the PIPE Financing, the Merger and the Promissory Note), the Company shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing;

(j) (i) the Company Fundamental Representations shall be true and correct in all material respects as of the Original Date and as of the Second Amendment Date in relation to the Original Company and as of the Closing Date in relation to the New Company (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein), as though (in the latter case) made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties of the Company (other than the representations and warranties contemplated by clause (i)) contained in Article III of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Original Date and as of the Second Amendment Date in relation to the Original Company and as of the Closing Date in relation to the New Company as though (in the latter case) made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(k) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing;

(l) The Transactions have not been called-in for review by the Government under the National Security and Investment Act 2021 (“NSI Act”) indicating that the Transaction may rise national security issues (the “call-in notice”). For the avoidance of doubt, in the event a call-in notice is served on the Company by the UK Secretary of State in the period prior to Closing, this condition shall nonetheless be satisfied if the Secretary of State either: (a) gives a final notification confirming that no further action will be taken in relation to Transaction under the NSI Act; or (b) makes a final order permitting the Transactions to proceed subject only to such remedies or requirements that are in all respects acceptable to Armada and the Company, and such order not being revoked or varied before Closing;

(m) Since the Original Date, no Company Material Adverse Effect shall have occurred;

(n) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, the following documents to Armada:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.1(j), Section 6.1(k), 6.1(l) and 6.1(m) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii) the Investor Rights Agreement duly executed by the Company, Armada and the Sponsor.

Section 6.2 Other Conditions to the Obligations of Armada. The obligations of Armada to consummate the Closing are subject to the satisfaction or, if permitted by applicable Law, waiver in writing by Armada of the following further conditions:

(a) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Armada the following documents:

(i) the Investor Rights Agreement duly executed by applicable parties thereto;

(ii) the Exchange Agent Agreement, duly executed by the Company.

(b) The Restrictive Covenant Agreements shall have been duly executed by the applicable parties thereto;

(c) The Promissory Note shall have been duly executed by the applicable parties thereto;

(d) The Company shall have timely delivered to Armada the PCAOB Financials;

(e) The Contracts listed on Section 6.2(e) of the Company Disclosure Schedules shall have been terminated, including for the avoidance of doubt, the Company Shareholder Agreement, in form and substance reasonably acceptable to Armada;

(f) The Written Consent shall have been received by Armada in accordance with the provisions of Section 5.21 of this Agreement;

(g) Other than those persons identified as continuing directors and officers on Schedule 6.2(g) of the Company Disclosure Schedules, all members of the board of directors, board of managers or similar governing body of each member of the Group Companies shall have executed written resignations in form and substance reasonably acceptable to Armada, effective as of the Closing Date.

(h) The Parties shall have caused the Company Board to consist of those individuals set forth on Section 5.15 of the Company Disclosure Schedules, effective as of the Closing;

(i) (A) the Company Pre-IPO Articles of Association shall be adopted on or immediately prior to the Company Reorganization, and (B) the Company Articles of Association in a form that is in all material respects the same as those appended at Exhibit F to this Agreement.(which supersede and replace the form of articles of association set out at Appendix 1 of the amendment deed on the First Amendment Deed) shall be filed and adopted effective as of the Closing.

(j) The Pre-Closing Consents have been obtained;

(k) The Spain Subsidiary Transfer shall have occurred;

(l) Each of Rezolve Technology S.L.U. (registered in Spain with tax company number B01869775), Rezolve Technology India) Privte Ltd (registered in India with company number CIN – U72900PN2021PTC199649), Rezolve Mobile Commerce Inc. (registered in the United States with company number 20162420380, previously known as Mobizar, Inc.), shall be wholly-owned subsidiaries of the Company after completion of the Pre Closing Demerger, pursuant to documentation and evidence reasonably acceptable to Armada; and

(m) Confirmation and evidence that all options to purchase Equity Securities of the Company or rights to receive such options as listed Schedule 3.2 of the Company Disclosure Schedule or otherwise (collectively, the “Promised Options”) have been rescinded and terminated in full and each such recipient of Promised Options shall have signed a customary release relating to such termination, pursuant to documentation and in form and substance reasonably acceptable to Armada; and

(n) The Pre-Closing IP Transfer should have occurred.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the Closing are subject to the satisfaction or, if permitted by applicable Law, waiver in writing by the Company of the following further conditions:

(a) (i) the Armada Fundamental Representations shall be true and correct in all material respects as of the Original Date and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties of Armada (other than the representations and warranties contemplated by clause (i)) contained in Article IV of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Armada Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Original Date and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an Armada Material Adverse Effect;

(b) Armada shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) at or prior to the Closing, Armada shall have delivered, or caused to be delivered, the following documents to the Company:

(i) a certificate duly executed by an authorized officer of Armada, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company;

(ii) the Exchange Agent Agreement, duly executed by Armada and the Exchange Agent;

(iii) the Investor Rights Agreement duly executed by Armada and the Sponsor; and

(iv) a properly executed certification that Armada Shares are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Armada with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by the Company’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement. Armada may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by Armada’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Armada and the Company;

(b) by Armada, if any of the representations or warranties set forth in Article III shall not be true and correct or if the Original Company in respect of the period up to and including the date of completion of the Pre Closing Demerger and/or the New Company in respect of the period after completion of the Pre Closing Demerger (as applicable) has failed to perform any covenant or agreement on the part of the Original Company and/or the Company (as applicable) set forth in this Agreement (including an obligation to consummate the Closing when required by this Agreement), in each case, such that the condition to Closing set forth in either Section 6.1 or Section 6.2 would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by Armada, and (ii) the Termination Date; provided, however, Armada may not exercise its right to terminate this Agreement pursuant to this Section 7.1(b) if Armada is then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.3 from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article IV shall not be true and correct or if Armada has failed to perform any covenant or agreement on the part of Armada set forth in this Agreement (including an obligation to consummate the Closing when required by this Agreement), in each case, such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Armada by the Company and (ii) the Termination Date; provided, however, the Company may not exercise its rights to terminate this Agreement pursuant to this Section 7.1(c) if it is then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.1(j) or Section 6.1(k) from being satisfied;

(d) by either Armada or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to fifteen (15) days prior to the last date on which Armada may consummate a Business Combination, as defined in and pursuant to the Second Amended and Restated Certificate of Incorporation of Armada, as approved or extended by the stockholders of Armada from time to time (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Armada if Armada’s breach of any of its covenants or obligations under this Agreement shall have primarily caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have primarily caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either Armada or the Company, if any Governmental Entity having competent jurisdiction shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or action shall have become final and non-appealable;

(f) by either Armada or the Company if the Armada Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, Armada’s shareholders have duly voted and the Armada Shareholder Approval was not obtained;

(g) by Armada if the Company shall have failed to deliver the Written Consent to Armada in accordance with Section 5.21 of this Agreement;

(h) by Armada if the PCAOB Financial Statements shall not have been delivered to Armada by the Company on or before the date that is sixty (60) days from the Original Date; or

(i) by either the Company or Armada after service of a Determination Notice.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of Section 5.3(a), this Section 7.2, Article VIII (other than Section 8.17, which shall terminate other than to the extent related to a surviving provision of this Agreement) and Article I (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for its willful and material breach of any covenant or agreement set forth in this Agreement prior to such termination or its fraud.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Non-Survival. The representations, warranties, agreements and covenants in this Agreement of the Parties and in the certificates delivered pursuant to Section 2.3(a), Section 2.3(b), Section 6.1(n)(i) and Section 6.3(c)(i) shall terminate at the Closing, except for (a) those covenants and agreements that, by their terms, expressly contemplate performance in whole or in part after the Closing and (b) this Article VIII (other than Section 8.17, which shall terminate other than to the extent related to a surviving provision of this Agreement) and any corresponding definitions set forth in Article I, which shall survive the Closing until they have been performed or satisfied.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents including any exhibits and schedules attached hereto or thereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of Armada and the Company; provided, however, that following the Closing, the prior written consent of the Sponsor shall be required for any assignment with respect to any continuing rights or obligations of the Sponsor under the Agreement. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by Armada and the Company; provided, however, that following the Closing, the written agreement of the Sponsor shall be required for any amendment with respect to any continuing rights or obligations of the Sponsor or the Armada D&O Persons under this Agreement. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio. This Section 8.3 shall not limit the rights or obligations of any person under any Transaction Support Agreement.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to Armada, to:

c/o Armada Acquisition Corp. I

1760 Market Street

Suite 612

Philadelphia, PA 19103

Attention: Doug Lurio and Stephen Herbert

Email: dlurio@luriolaw.com; sherbert@suncvllc.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1201 W Peachtree St NE #2800

Atlanta, GA 30309

Attention: Gerry Williams

Email: gerry.williams@dlapiper.com

(b)	If to the Original Company, to:

Rezolve Ltd

80 New Bond Street

London

W1S 1SB

Attention: Dan Wagner, Chief Executive Officer

Email: danwagner@rezolve.com

with a copy (which shall not constitute notice) to:

Taylor Wessing

DX 41 London

5 New Street Square

London EC4A 3TW

UK

Attention: Robert Fenner

Email: r.fenner@taylorwessing.com

(c)	If to the Company, to:

Rezolve AI Ltd (to be renamed Rezolve AI PLC)

80 New Bond Street

London

W1S 1SB

Attention: Dan Wagner, Chief Executive Officer

Email: danwagner@rezolve.com

with a copy (which shall not constitute notice) to:

Taylor Wessing

DX 41 London

5 New Street Square

London EC4A 3TW

UK

Attention: Robert Fenner

Email: r.fenner@taylorwessing.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Companies Act 2006 and related and other applicable UK legislation shall also apply to the Company Reorganization and to the Pre-Closing Demerger and to the extent applicable to actions taken by the Company hereunder).

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Armada shall pay, or cause to be paid, all Unpaid Armada Expenses, and (b) if the Closing occurs, then the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Unpaid Armada Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided”, “delivered” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Armada, any documents or other materials posted to the electronic data room located at datasite.com under the project name “Volante” as of 5:00 p.m., Eastern Time, at least one (1) Business Day prior to the Original Date; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules, in the Armada Disclosure Schedules, corresponding to any Section or subsection of Article III (in the case of the Company Disclosure Schedules) or Article IV (in the case of the Armada Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article III (in the case of the Company Disclosure Schedules) or Article IV (in the case of the Armada Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article III or Article IV may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Exhibits or Schedules does not imply that such amount (or higher or lower amounts) are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Exhibits or Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item, or matter not described herein or included in the Exhibits or Schedules is or is not material for purposes of this Agreement.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.13, Section 5.14, the last sentence of this Section 8.9 and Section 8.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 5.4, Section 8.2, Section 8.3, this Section 8.9, Section 8.13 and Section 8.14. This Section 8.9 shall not limit the rights or obligations of any person under any Transaction Support Agreement and the Shareholder Transfer and Exchange Agreement.

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, scanned pages, photographic, facsimile, electronic or similar reproduction of such signed writing (including by pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of Armada. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules. For all purposes of this Agreement, the phrase “to Armada’s knowledge” and “to the knowledge of Armada” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the Armada Disclosure Schedules. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the Armada Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any Armada Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the Armada Non-Party Affiliates, in the case of Armada, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith.

Section 8.14 Extension; Waiver. At any time (prior to the Closing and in the case of Armada, prior to receipt of the Armada Shareholder Approval), (a) the Company may (i) extend the time for the performance of any of the obligations or other acts of Armada set forth herein, (ii) waive any inaccuracies in the representations and warranties of Armada set forth herein or in any document delivered by Armada or (iii) waive compliance by Armada with any of the agreements or conditions set forth herein and (b) Armada may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or in any document delivered by the Company or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights. This Section 8.14 shall not limit the rights or obligations of any person under any Transaction Support Agreement.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of Delaware), for the purposes of any Proceeding (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail or internationally recognized courier service to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding.

Section 8.17 Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of Armada, filed with the SEC (File No. 333-257692) on August 16, 2021 (the “Prospectus”). The Company acknowledges and agrees and understands that Armada has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Armada’s public shareholders (including overallotment shares acquired by Armada’s underwriters, the “Public Shareholders”), and Armada may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Armada entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Armada or any of its Representatives, on the one hand, and, the Company and its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Armada or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Armada or its Affiliates).

Section 8.19 Legal Representation.

(a) Each Party, on its own behalf and on behalf of its directors, managers, officers, owners, employees and Affiliates and each of their successors and assigns (all such parties, the “Waiving Parties”), hereby agrees that DLA Piper LLP (US) (or any successor thereto) may represent the Sponsor or any direct or indirect director, manager, officer, owner, employee or Affiliate of the Sponsor, in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Document the transactions contemplated hereby or thereby (any such representation, the “Armada Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Sponsor or any of their respective Affiliates in connection with the transactions contemplated by this Agreement, and the Company, on behalf of itself and the Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the Armada Post-Closing Representation may be directly adverse to the Waiving Parties.

(b) Each Waiving Party hereby agrees that Wilson Sonsini Goodrich & Rosati (or any successor thereto) may represent any Group Company or any direct or indirect director, manager, officer, owner, employee or Affiliate thereof, in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby (any such representation, the “Company Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Group Companies in connection with the transactions contemplated by this Agreement, and each Party on behalf of itself and the applicable Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the Company Post-Closing Representation may be directly adverse to the applicable Waiving Parties.

(c) Each Waiving Party hereby agrees that Taylor Wessing LLP (or any successor thereto) may represent any Group Company or any direct or indirect director, manager, officer, owner, employee or Affiliate thereof, in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby (any such representation, the “Company Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Group Companies in connection with the transactions contemplated by this Agreement, and each Party on behalf of itself and the applicable Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the Company Post-Closing Representation may be directly adverse to the applicable Waiving Parties.

* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

ARMADA ACQUISITION CORP. I

By:
Name:
Title:

REZOLVE LIMITED

By:
Name:
Title:

REZOLVE MERGER SUB, INC.

By:
Name:
Title:

REZOLVE AI LIMITED

By:
Name:
Title:

This agreement has been executed and delivered as a deed on the date shown at the beginning of this agreement.

EXECUTED by Armada Acquisition Corp. I acting by the under-mentioned person(s) acting on the authority of the said company in accordance with the laws of the territory of its incorporation:	/s/ Douglas Lurio Authorised signatory
/s/ Stephen Herbert
Authorised signatory

EXECUTED by Rezolve Limited an English incorporated company acting by Daniel Wagner a director in the presence of: /s/ Anthony Sharp Witness Anthony Sharp Witness name Witness address	) ) )	/s/ Dan Wagner Director

EXECUTED by Rezolve AI Limited, an English incorporated company acting by Daniel Wagner a director in the presence of:	) ) )	/s/ Dan Wagner Director

/s/ Anthony Sharp
Witness Anthony Sharp Witness name Witness address

EXECUTED by

Rezolve Group Limited a Cayman Company

acting by the under-mentioned person(s) acting on the authority of the said company in accordance with the laws of the territory of its incorporation:

	) ) ) ) ) ) )	/s/ Dan Wagner Director
/s/ Anthony Sharp
Witness Anthony Sharp Witness name Witness address

EXECUTED by Rezolve Merger Sub, Inc. acting by the under-mentioned person(s) acting on the authority of the said company in accordance with the laws of the territory of its incorporation:	) ) ) ) ) ) )	/s/ Stephen Herbert Authorised signatory

Annex AA

EXECUTION VERSION

FIRST AMENDMENT TO AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

This First Amendment to the Amended and Restated Business Combination Agreement (this “Amendment”), dated as of August 4, 2023, is made and entered into by and among Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Merger Sub, Inc., a Delaware corporation, Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 (the “Company”) and Rezolve Limited a private limited liability company registered under the laws of England and Wales with registration number 09773823.

WHEREAS, Armada, the Company, Rezolve Limited, Rezolve Merger Sub, Inc., a Delaware corporation, previously entered into that certain Business Combination Agreement (the “Agreement”), dated as of December 17, 2021, as amended on November 10, 2022 and further amended and restated on June 16, 2023; capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Agreement; and

WHEREAS, Section 8.3 of the Agreement provides that the Agreement may not be amended or modified except by an instrument in writing signed by each of Armada and the Company; and

WHEREAS, the parties hereto wish to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.    Amendments.

(a)    Section 6.1(i) of the Agreement is hereby deleted in its entirety and replaced with the word “RESERVED”.

2.    Effect on Agreement. Other than as specifically set forth herein, all other terms and provisions of the Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect in accordance with their respective terms. Each reference in the Agreement to “this Agreement” shall mean the Agreement as amended by this Amendment, and as hereinafter amended or restated.

3.    Counterparts. This Amendment may be executed and delivered in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.    Successors and Assigns. This Amendment shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns.

5.    Amendment. This Amendment may not be amended or modified except by an instrument in writing signed by, or on behalf of, all of the parties hereto.

6.    Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

7.    Entire Agreement. This Amendment, the Agreement and the Ancillary Agreements constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

ARMADA ACQUISITION CORP. I

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Chief Executive Officer

REZOLVE MERGER SUB, INC.

By:	/s/ Doug Lurio
Name:	Doug Lurio
Title:	Chief Executive Officer

REZOLVE AI LIMITED

By:	/s/ Dan Wagner
Name:	Dan Wagner
Title:	Chief Executive Officer

REZOLVE LIMITED

By:	/s/ Dan Wagner
Name:	Dan Wagner
Title:	Chief Executive Officer

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Rezolve’s articles of association provide that, to the extent permitted by the U.K. Companies Act, Rezolve may indemnify its directors against and every other officer of the company against any liability incurred by such director or officer for any negligence, default, breach of duty or breach of trust or otherwise in relation to the affairs or activities of Rezolve or any associated company. In addition, Rezolve will from Closing maintain directors’ and officers’ insurance to insure such persons against certain liabilities.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1**	Business Combination Agreement, dated December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023, as amended on August 4, 2023 (included as Annex A to the proxy statement/prospectus).

2.2**	First Amendment to the Business Combination Agreement, dated as of August 4, 2023, by and among Armada Rezolve Limited, Rezolve and Rezolve Merger Sub (included as Annex AA to the proxy statement/prospectus).

3.1**	Second Amended and Restated Certificate of Incorporation of Armada

3.2**	First Amendment to the Second Amended and Restated Certificate of Incorporation of Armada

3.3**	Second Amendment to the Second Amended and Restated Certificate of Incorporation of Armada

3.4*	Form of Amended and Restated Memorandum and Articles of Association of Rezolve (as they will be in effect at the Merger Effective Time) (included as Annex to the proxy statement/prospectus).

3.5**	Bylaws of Armada

4.1**	Specimen Unit Certificate of Armada

4.2**	Specimen Common Stock Certificate of Armada

4.3**	Specimen Warrant Certificate of Armada

4.4**	Warrant Agreement, dated August 12, 2021, by and between Armada and Continental Stock Transfer & Trust Company

4.5*	Form of Assignment, Assumption and Amendment Agreement (Warrant Agreement) between Armada, Rezolve and .

4.6*	Specimen of Rezolve Ordinary Share Certificate

5.1*	Opinion of Taylor Wessing LLP

8.1*	Opinion of DLA Piper LLP

10.1	Private Placement Shares Purchase Agreement, dated August 12, 2021, by and between Armada and Sponsor

Exhibit No.	Description

10.2	Registration Rights Agreement, dated August 12, 2021, by and among Armada, its officers and directors, the Sponsor and EarlyBirdCapital, Inc.

10.3	Form of Subscription Agreement, by and among Armada and the subscribers party thereto.

10.4	Letter Agreement, dated August 12, 2021, by and among Armada, its officers and directors and the Sponsor.

10.5*	Form of Rezolve Incentive Equity Plan and form agreements thereunder

10.6*	Nominee Agreement dated , by and between and Rezolve

10.7*	Form of Director and Officer Indemnification Agreement

10.8*	Form of Investor Rights Agreement

10.9	Service Agreement between Rezolve and Daniel Wagner, dated April 1, 2016

10.10	Service Agreement between Rezolve and Richard Burchill, dated September 6, 2021

10.11	Service Agreement between Rezolve and Peter Vesco, dated October 1, 2018

10.12	Service Agreement between Rezolve and Sauvik Banerjjee, dated July 2, 2022

10.13	Service Agreement between Rezolve and Salman Ahmad, dated October 18, 2017

10.14*	Form of Three-Year Term Non-Executive Director Appointment Letter

10.15*	Form of One-Year Term Non-Executive Director Appointment Letter

10.16	Form of Transaction Support Agreement

10.17*	Loan Note Instrument dated December 16, 2021, as amended and restated on November 21, 2022, and as further amended and restated on May 23, 2023

10.18**	Marketing Agreement by and between ANY Lifestyle Marketing GmbH and The Radio Group GmbH

10.19**	ANY Share Purchase Agreement by and among Rezolve Limited, The Radio Group mbH and the other parties thereto

21.1	List of subsidiaries of Rezolve

23.1	Consent of MSPC Certified Public Accountants and Advisors, A Professional Corporation

23.2	Consent of Marcum LLP, independent registered accounting firm for Armada Acquisition Corp. I

23.3	Consent of Marshall & Stevens Transaction Advisory Services LLC

23.4	Consent of Northland Securities, Inc.

23.5*	Consent of Taylor Wessing LLP (included in Exhibit 5.1)

23.6*	Consent of DLA Piper LLP (US) (included in Exhibit 8.1)

24.1**	Power of Attorney (included on signature page of the initial filing of this Registration Statement)

99.1	Form of Proxy for Armada

99.2**	Consent to be named a nominee director of Stephen Herbert

99.3**	Consent to be named a nominee director of Douglas Lurio

99.4	Rezolve’s Management’s Representation for the Waiver of the Requirements of Form 20-F, Item 8.A.4, dated January 18, 2024.

107**	Calculation of Fee Table

*	To be filed by amendment.
**	As previously filed

Item 22. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A. of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

(5)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(7)

That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(8)

That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9)

That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in this paragraph includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)

To supply by means of a post-effective amendment all information concerning this transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

(12)

That insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, United Kingdom, on the 18th day of January 2024.

Rezolve AI Limited

By:	/s/ Daniel Wagner
Daniel Wagner
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Daniel Wagner Daniel Wagner	Chief Executive Officer and Director (Principal Executive Officer)	January 18, 2024

/s/ Richard Burchill Richard Burchill	Chief Financial Officer (Principal Financial and Accounting Officer)	January 18, 2024

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York, on the 18th day of January 2024.

Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Colleen A. De Vries
Senior Vice-President on behalf of Cogency Global Inc.